Form 20-F
period 2001-12-31
MERIDIAN CO LTD
filed 2002-07-15
CIK 1135174

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 20 - F

(MARK  ONE)

[  ]     REGISTRATION  STATEMENT  PURSUANT  TO  SECTION  12(B)  OR  12(G) OF THE
SECURITIES  EXCHANGE  ACT  OF  1934
[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT  OF  1934
For  the  fiscal  year  ended  December  31,  2001
[  ]     TRANSITION  REPORT  PURSUANT  TO  SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE  ACT  OF  1934
For  the  transition  period  from  __________  or  __________


Commission  file  number:  0-32359

                               MERIDIAN CO., LTD.
             (Exact name of registrant as specified in its charter)

                              The Republic of Korea
                 (Jurisdiction of incorporation or organization)

         9FL., Seoil Bldg. 222, Jamsilbon-dong, songpa-Gu, Seoul, Korea
                     (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:


                              NAME OF EACH EXCHANGE

TITLE OF EACH CLASS  ON WHICH REGISTERED
-------------------  -------------------





SECURITIES  REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:


SECURITIES  REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

Common  shares

                                (Title of Class)


                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:



                                (Title of Class)


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


Common  shares  outstanding  December  31,  2001:  15,899,875

_
_________
Indicate  by  check  mark  whether  the  registrant:  (1)  has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  [X]    No  [_]
    ----
Indicate  by  check  mark  which  financial  statement  item  the registrant has selected  to  follow.
Item  17  [  ]     Item  18  [X]

REFERENCES

All references to "Korea" herein are references to The Republic of Korea. All references to "Meridian," "we," "us" or "our" herein are references to Meridian Co., Ltd. All references to the "Government" are references to the government of Korea. All references to the "shares" are references to the common shares of 15,899,875, par value of Won 200 (US$0.15 at December 31, 2001).

CURRENCY  TRANSLATION

In this annual report, references to "Won" or "W" are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won, translated into U.S. dollars and presented in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 1999, 2000 and 2001. Solely for the convenience of the reader and to improve clarity, certain Items in this annual report contains translations of certain Won amounts into Dollars at specified rates (see also note 2c to the Company's audited financial statements, included in Item 18, for the Company's accounting policies with regard to foreign exchange conversion). All translations from Won to Dollars were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2001, which was Won 1,313.50 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See also
Item 3, Key Information, Exchange Rates Information, for information regarding the rates of exchange between the Won and the Dollar. On July 12, 2002 the noon buying rate was Won 1,177.0 to US$1.00.

                                     PART I


ITEM  1.  IDENTITY  OF  DIRECTORS,  SENIORMANAGEMENT  AND  ADVISERS
-------------------------------------------------------------------

A.     DIRECTORS  AND  SENIOR  MANAGEMENT

See  Item  4.C.

B.     ADVISERS

Principal  bankers:     Chohung  Bank
                        72-3, Hongchun-Eup, Hongchun-Kun, Kangwon-Do, Korea
Legal  advisors:        J. Bennett  Grocock
                        455  S. Orange Avenue Suite 500, Orlando, Florida, USA

C.     AUDITORS

SamDuk  Accounting  Corporation

12/F  SeoHeung  Bldg.
68  Keonji-Dong,  Jongro-Ku
Seoul,  Korea


ITEM  2.  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE
-----------------------------------------------------

Not  Applicable

ITEM  3.  KEY  INFORMATION
--------------------------

A.     SELECTED  FINANCIAL  DATA

The selected consolidated financial and other data set forth below should be read in conjunction with the consolidated financial statements of Meridian Co., Ltd. as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, including the notes thereto, and "Item 5Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2001,2000 and 1999 are derived from the audited consolidated financial statements of Meridian, which have been audited by SamDuk Accounting Corporation, independent accountants. The report of SamDuk Accounting Corp. covering the December 31, 2001 financial statements contains an emphasis paragraph related to the adverse economic conditions in the Republic of Korea in recent years and in the Asia Pacific region in general. Especially, the auditors' report also describes the uncertainty about our ability to continue as a going concern, based on negative cash flows from operations, accumulated deficit and negative net assets. Our consolidated financial statements are expressed in US dollars and presented in accordance with accounting principles generally accepted in the United States.


                                         MERIDIAN CO., LTD.
          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS  (in U.S. dollars)
                        For the years ended December 31, 2001, 2000 and 1999



                                                               2001          2000          1999
Sales . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 5,289,561   $ 5,304,040   $ 5,367,091
Cost of sales . . . . . . . . . . . . . . . . . . . . . .    2,478,106     2,978,975     3,988,964
Gross profit. . . . . . . . . . . . . . . . . . . . . . .    2,811,455     2,325,065     1,378,127
                                                           ------------  ------------  ------------

Operating expenses. . . . . . . . . . . . . . . . . . . .    3,996,150     3,338,976     2,396,014

 Operating loss . . . . . . . . . . . . . . . . . . . . .   (1,184,695)   (1,013,911)   (1,017,887)
 Other income . . . . . . . . . . . . . . . . . . . . . .      188,925       400,473     1,216,384
 Other expenses . . . . . . . . . . . . . . . . .. . . .      (929,442)     (445,877)     (441,223)
 Minority interest in net loss of consolidated affiliates       19,302       367,789        14,074
 Income tax expense . . . . . . . . . . . . . . . . . . .            -       (11,551)     (130,037)
 Extraordinary items. . . . . . . . . . . . . . . . . . .      (10,212)        6,391       (13,918)
 Other comprehensive gain (loss). . . . . . . . . . . . .      (43,252)     (158,508)       81,290

 Comprehensive loss . . . . . . . . . . . . . . . . . . .  $(1,959,374)  $  (855,194)  $  (291,317)

 Weighted average number of common shares . . . . . . . .   15,703,850    14,071,325      8,371,325

 Basic and diluted loss per common share. . . . . . . .    $     (0.12)  $     (0.05)  $     (0.04)


                  CONSOLIDATED BALANCE SHEETS (in U.S. dollars)
                     As of December 31, 2001, 2000 and 1999


                                               2001         2000        1999
Cash and cash equivalents. . . . . . . . .  $  105,216   $  398,625  $1,428,090
Accounts receivable.- trade. . . . . . . .   1,759,821    2,708,607   1,895,453
Inventories. . . . . . . . . . . . . . . .   1,187,989    1,093,137     509,633
Other. . . . . . . . . . . . . . . . . . .   1,074,919      587,827     119,658

  Total current assets . . . . . . . . . .   4,127,945    4,788,196   3,952,834
Investments and other assets . . . . . . .     433,653      693,331     872,284
Property, plant and equipment - net. . . .   1,455,295    1,528,395   1,237,090
Goodwill and other intangible assets - net         932       75,273      77,792

  TOTAL ASSETS . . . . . . . . . . . . . .  $6,017,825   $7,085,195  $6,140,000


Trade accounts payable and current debt. .  $3,653,326   $3,779,553  $1,850,493
Long-term borrowings . . . . . . . . . . .   2,568,413    1,486,641   2,275,676
                                            ----------    ---------   ---------
  Total liabilities. . . . . . . . . . . .   6,221,739    5,266,194   4,126,169

Minority interest. . . . . . . . . . . . .       6,593       26,691      35,669
Shareholders' equity . . . . . . . . . . .    (210,507)   1,792,310   1,978,162
                                            ----------    ---------   ---------
  TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY. . . . . . . . . .  $6,017,825   $7,085,195  $6,140,000

EXCHANGE  RATE  INFORMATION

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of US dollar in Won. No representation is made that the Won or Dollar amounts referred to herein could have been or could be converted into Dollars or Won, as the case may be, at any particular rate, or at all.

YEAR  AT DECEMBER 31  ANNUAL AVERAGE RATE PER $1.00 US*  ANNUAL HIGH  ANNUAL LOW
                                                         ===========

1997          1695.0                              988.1         1960       845.5
----  --------------  ---------------------------------  -----------  ----------
1998          1206.0                             1367.3         1812      1196.0
----  --------------  ---------------------------------  -----------  ----------
1999          1136.0                             1188.2         1243      1124.5
----  --------------  ---------------------------------  -----------  ----------
2000          1267.0                             1140.0         1267      1105.5
----  --------------  ---------------------------------  -----------  ----------
2001          1313.5                             1293.4         1369      1234.0
----  --------------  ---------------------------------  -----------  ----------

* The average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

B.     CAPITALIZATION  AND  INDEBTEDNESS

See  above

C.     REASONS  FOR  THE  OFFER  AND  USE  OF  PROCEEDS

Not  applicable

D.     RISK  FACTORS

The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks. In particular, the Company is a Korean Company and is governed by a legal and regulatory environment which in some respects may differ from that which prevails in other countries.

LIMITED  OPERATING  HISTORY
The Company's limited operating history makes the evaluation of the Company's current business and the forecasting of the Company's future results difficult. The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance. There is no assurance that the Company's products will achieve acceptance in the marketplace on commercially acceptable terms. If revenues do not grow at anticipated rates, the Company's business, results of operations and financial condition would be materially and adversely affected.

THE  COMPANY'S  ADDITIONAL  FUNDING  REQUIREMENTS
The Company has limited financial resources. The Company will require additional cash to implement its business strategies, including cash for (i) payment of increased operating expenses, (ii) costs associated with bringing new products to market, iii) continued research and development and (iv) further implementation of those business strategies. The Company anticipates raising such additional capital through public or private financings, as well as through loans and other resources. There is no assurance that the necessary funds would be available to the Company on terms acceptable to it. Failure to obtain such additional funding could result in delay or indefinite postponement of some or all of the Company's products to the market place or the ability to supply sufficient product to the market place on a continual and profitable basis. Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders.
The Company does not have any contractual restrictions on the Company's ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations.

THE  COMPANY  ANTICIPATES  THAT  LOSSES  MAY  CONTINUE
For the year ended December 31, 2001 the Company had a net loss of $1,916,122 and an accumulated deficit of $3,869,737. The Company anticipates incurring losses for the foreseeable future. The extent of future losses will depend, in part, on the amount of growth in revenues from the Company's products. The Company expects that operating costs will increase during the next several years, especially in the areas of sales and marketing, product development and general and administrative expenses as it pursues its business strategy. Thus, the Company will need to generate increased revenues faster than the rate of growth in costs to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by corresponding increases in revenues, or if it is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurance that the Company will sustain profitability or that its operating losses will not increase in the future.

COMPETITION  FROM  LARGER  COMPANIES
The industries in which the Company competes are intensely competitive and the Company competes and will compete with companies having greater financial and technical resources. Therefore, to the extent that the Company is able to establish sales, revenues and profits, there is no assurance that it would be able to sustain such sales, revenues and profits. Moreover, although not a major factor today, if and when the Company begins achieving its objectives, larger, better financed companies in peripheral businesses may be attracted to the Company's markets. They may be prepared to spend large sums quickly to develop competitive products and to mount major marketing campaigns. The
Company is aware of this possibility and hopes to establish itself as an industry leader early on. Time is of the essence and the Company's financing and marketing programs are essential to minimize this risk.

NEED  TO  UPGRADE  PRODUCTS  AND  DEVELOP  NEW  TECHNOLOGIES
Continued participation by the Company in its market may require the investment of the Company's resources in upgrading of its products and technology for the Company to compete and to meet regulatory and statutory standards. There can be no assurance that such resources will be available to the Company or that the pace of product and technology development established by management will be appropriate to the competitive requirements of the marketplace. The Company's success will depend to a substantial degree on its ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends.

THE COMPANY CURRENTLY DEPENDS ON A LIMITED NUMBER OF FOREIGN SUPPLIERS TO MANUFACTURE CERTAIN KEY COMPONENTS AND THESE MANUFACTURERS MAY NOT BE ABLE TO SATISFY ITS REQUIREMENTS AND COULD CAUSE THE COMPANY'S POTENTIAL REVENUES TO DECLINE
The Company currently buys certain key components from a limited number of suppliers. The Company anticipates that these suppliers will manufacture these key components in sufficient amounts to meet its production requirements. If these suppliers fail to satisfy the Company's requirements on a timely basis and at competitive prices, the Company could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could seriously harm its operating results. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. New product announcements by the Company could cause its customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any significant deterioration in the general economic conditions would have an adverse effect on the Company's business, result of operations, or financial condition

The success of the Company's operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions (and perceptions of such conditions by consumers) affecting disposable consumer income such as employment, wages, salaries, business conditions, interest rates, availability of credit and taxation for the economy as a whole and in regional and local markets where the Company operates. There can be no assurance that consumer spending will not be adversely affected by general economic conditions, which could negatively impact the Company's results of operations and financial conditions. Any significant deterioration in general economic conditions or increases in interest rates may inhibit consumers' use of credit and cause a material adverse effect on the Company's revenues and profitability. Any significant deterioration in general economic conditions that adversely affects these companies could also have a material adverse effect on the Company's business, results of operations and financial condition.

NO  DIVIDENDS  DECLARED  OR  ANY  LIKELY  TO  BE  DECLARED  IN  THE  FUTURE
The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

THE POSSIBLE ISSUANCE OF ADDITIONAL SHARES MAY IMPACT THE VALUE OF THE COMPANY STOCK
The Company is authorized to issue up to 50,000,000 shares of common stock. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future.

PREEMPTIVE  RIGHTS
The Company is authorized to issue shares at such times and upon such terms as the board of directors of the Company may determine. The new shares must be offered on uniform terms to all shareholders who have pre-emptive rights and who are listed on the shareholders' register as of the record date. The Company's shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings, provided that pursuant to the Company's Articles of Incorporation, new shares that are (i) issued by public offering in accordance with the Securities and Exchange Law of Korea, (ii) represented by depositary receipts, (iii) issued to foreigners in accordance with the Foreign
Investment Promotion Law of Korea within 33% of the total number of shares outstanding, (iv) issued to the Company's employee stock ownership association up to 20% of the newly issued shares (to the extent the total number of shares so subscribed and held by the members of the employee stock ownership association does not exceed 20% of the total number of shares), (v) issued outside Korea for listing on a foreign stock exchange or foreign securities market trading securities by means of an electronic or a quotation system, (vi) issued according to a stock option plan, (vii) issued to a domestic corporation having a strategic relationship with the Company in connection with the Company's management or technology of up to 5% of the total number of issued and outstanding shares after such issuance, (viii) issued as consideration for the acquisition of the stock or assets of another company up to less than 20% of the total number of issued and outstanding shares, or (ix) issued through general public offering in accordance with the Securities and Exchange Law of Korea may be issued pursuant to a resolution of the board of directors to persons other than existing shareholders. The limited circumstances where the Company may issue shares to persons who are not shareholders of the Company could cause the Company difficulty in carrying out its corporate functions.

SALES  AND  DISTRIBUTION
The Company has yet to establish a significant distribution and support network in certain markets. Failure on the part of the Company to put into place an experienced and effective marketing infrastructure in a timely manner could act to delay or negate the realization of anticipated revenues.

MARKET  ACCEPTANCE
The viability of the Company is dependent upon the market acceptance of its current and future products. There is no assurance that these will attain a level of market acceptance that will allow for continuation and growth of its business operations. In addition, the Company will need to develop new processes and products to maintain its operations in the longer term. The development and launching of such processes and products can involve significant expenditure. There can be no assurance that the Company will have sufficient financial resources to fund such programs and whether such undertaking will be commercially successful.

ADEQUATE LABOR AND DEPENDENCE UPON KEY PERSONNEL; NO EMPLOYMENT AGREEMENTS The Company will depend upon recruiting and maintaining qualified personnel to staff its operations. The Company believes that such personnel are currently available at reasonable salaries and wages. There can be no assurance, however, that such personnel will always be available in the future. The continuing development of the Company's products has been almost entirely dependent on the skills of management and certain key employees of the Company with which the Company has no employment agreements. Loss of the services of any of this management team and key employees could have a material adverse effect upon the Company.

THE COMPANY'S FINANCING REQUIREMENTS MAY INCREASE IN ORDER TO OBTAIN ADDITIONAL MANUFACTURING CAPACITY IN THE FUTURE
To obtain additional manufacturing capacity, the Company may be required to make deposits, equipment purchases, loans, joint ventures, equity investments or technology licenses in or with other companies. These transactions could involve a commitment of substantial amounts of the Company's capital and technology licenses in return for production capacity. The Company may be required to seek additional debt or equity financing if the Company needs substantial capital in order to secure this capacity and the Company cannot be assured that it will be able to obtain such financing. If the Company's suppliers discontinue the products needed to meet the Company's demands, or fail to upgrade the technologies needed to manufacture the Company's products, the Company may face production delays and lower the Company's anticipated revenues. The Company's products requirements may represent a small portion of the total production of the suppliers that manufacture the Company's components. As a result, the Company is subject to the risk that a supplier may cease production on an older or lower-volume manufacturing process that it uses to produce the Company's parts. Each of these events could increase the Company's costs and harm the Company's ability to deliver its products on time.

THE COMPANY'S GROWTH DEPENDS ON ITS ABILITY TO COMMERCIALIZE PRODUCTS Currently a significant amount of the Company's revenue comes from the Meridian product line that is central to the Company's growth strategy. This line of products encounters competition and is price sensitive. While the Company is currently developing new products, the Company cannot be assured that these products will reach the market on time, will satisfactorily address customer needs, will be sold in high volume, or will be sold at profitable margins.

THE COMPANY'S OPERATING EXPENSES ARE ANTICIPATED TO BE RELATIVELY FIXED AND THEREFORE THE COMPANY MAY HAVE LIMITED ABILITY TO REDUCE EXPENSES QUICKLY IN RESPONSE TO ANY REVENUE SHORTFALL
The Company anticipates that its operating expenses will be relatively fixed, and the Company therefore has limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, the Company's operating results will be harmed if the Company's revenues do not meet its revenue projections. The Company may experience revenue shortfalls for the following reasons:
- significant pricing pressures that occur due to competition, over supply, or other reasons;
- sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead the Company's suppliers to allocate available supplies or capacity to other customers which, in turn, harm the Company's ability to meet its sales obligations; and
-     the  reduction,  rescheduling  or  cancellation  of  customer  orders.

THE COMPANY'S MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND, THEREFORE, ITS SUCCESS DEPENDS UPON THE COMPANY'S ABILITY TO DEVELOP AND INTRODUCE NEW PRODUCTS
The  markets  for  the  Company's  products  are  characterized  by:
-     rapidly  changing  technologies;
-     evolving  and  competing  industry  standards;
-     changing  customer  needs;  and
-     frequent  new  product  introductions  and  enhancements.

To develop new products for its target markets, the Company must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand its technical and design expertise. In addition, the Company must have its products designed into its customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs. The Company cannot be assured that it will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by its competitors. In addition, the Company may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. The pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm the Company's anticipated operating results.

THE COMPANY'S ABILITY TO COMPETE SUCCESSFULLY WILL DEPEND, IN PART, ON ITS ABILITY TO PROTECT ITS INTELLECTUAL PROPERTY RIGHTS, WHICH THE COMPANY MAY NOT BE ABLE TO PROTECT
The Company relies on a combination of patent, trade secrets, and copyright, nondisclosure agreements and other contractual provisions and technical measures to protect its intellectual property rights. Policing unauthorized use of the Company's products is difficult, especially in foreign countries. Litigations may continue to be necessary in the future to enforce its intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm its business, operating results and financial condition regardless of the outcome of the litigation.

THE  COMPANY  CANNOT  BE  ASSURED  THAT  ANY  PENDING PATENT APPLICATION WILL BE
GRANTED
The Company has acquired ownership or exclusive license to a number of patents or patent applications related to its products. However, the Company cannot be assured that any pending patent application will be granted, or that all such patents can provide adequate protection for its intellectual property. The Company's operating results could be seriously harmed by the failure to protect its intellectual property. If the Company is accused of infringing the intellectual property rights of other parties, it may become subject to time-consuming and costly litigation. If the Company loses, it could suffer a significant impact on its business and it may be forced to pay damages. Third parties may assert that the Company's products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against it. Any such claims may cause the Company to delay or cancel shipment of its products or pay damages that could seriously harm its business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs in defending against such claims. The Company's litigation may be expensive, may be protracted, and confidential information may be compromised Whether or not the Company is successful in any litigation, the Company expects the litigation to consume substantial amounts of its financial and managerial resources. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of the Company's confidential information could be compromised by disclosure.

THE COMPANY'S BUSINESS MAY SUFFER DUE TO RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS
The Company anticipates that export products will account for most of its revenues. International business activities are subject to a number of risks, each of which could impose unexpected costs of the Company that would have an adverse effect on its operating results. These risks include:
-  difficulties  in  complying  with  regulatory  requirements  and  standards;
-  tariffs  and  other  trade  barriers;
-  costs  and  risks  of  localizing  products  for  foreign  countries;
-  reliance  on  third  parties  to  distribute  the  Company's  products;
-  longer  accounts  receivable  payment  cycles;
-  potentially  adverse  tax  consequences;
-  limits  on  repatriation  of  earnings;  and
-  burdens  of  complying  with  a  wide  variety  of  foreign  laws.

THE COMPANY ANTICIPATES THAT IT WILL HAVE TO CONTINUE TO DEPEND ON MANUFACTURERS' REPRESENTATIVES AGENTS, AND DISTRIBUTORS TO GENERATE SUBSTANTIAL AMOUNTS OF ITS REVENUES
The Company anticipates that it will have to continue to rely on manufacturers' representatives, agents, and distributors to sell a significant portion of its products, and these entities could discontinue selling its products at any time. The loss of any significant agent could seriously harm the Company's operating results.

THE COMPANY'S SUCCESS MAY BE AFFECTED BY UNUSUAL GROWTH OF CERTAIN NEW PRODUCTS There may be new products being introduced in the future which meet unusually high global demands. If the new products' customer base overlaps a substantial portion of the Company's products' customer base, or that the new products use the same key component as the Company's products, the demand for the Company's products or the supply of their key component may be reduced, which may seriously harm the Company's operations.

ITS OFFICERS, DIRECTORS AND ENTITIES AFFILIATED WITH THEM CONTROL THE COMPANY In the aggregate, ownership of the Company's shares by management and entities affiliated with the Company own collectively 45.12% of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

THE VALUE AND TRANSFERABILITY OF THE COMPANY'S SHARES MAY BE ADVERSELY IMPACTED BY THE LIMITED TRADING MARKET FOR THE COMPANY'S COMMON STOCK, THE PENNY STOCK RULES AND FUTURE SHARE ISSUANCES. THERE IS A LIMITED MARKET FOR THE COMPANY'S COMMON STOCK IN THE U.S.
No assurance can be given that a market for the Company's common stock will develop on the NASD Over-the-Counter Bulletin Board ("NASD OTC-BB"). The sale or transfer of the Company's common stock by shareholders in the U.S. may be subject to the so-called "penny stock rules."
Under Rule 15g-9 of the 1934 Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:
(a)  such  sale  or  purchase  is  exempt  from  Rule  15g-9;
(b) prior to the transaction the broker or dealer has (i) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9, and (ii) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and
(c) the purchaser has been provided an appropriate disclosure statement as to penny stock investment.
The SEC adopted regulations that generally define a penny stock to be an equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (i) and equity security issued by an issuer that has (A) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (B) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (C) average revenue of at least $6,000,000 for the preceding three years; (ii) except for purposes of Section 7(b) of the 1934 Act and Rule 419, any security that has a price of $5.00 or more; and (iii) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

It is likely that shares of the Company's common stock, assuming a market were to develop in the U.S. therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's common stock and the ability of shareholders to sell their securities in the secondary market in the U.S. Moreover, the Company's shares may only be sold or transferred by the Company's shareholders in those jurisdictions in the U.S. in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

CONFLICTS OF INTEREST OF CERTAIN DIRECTORS AND OFFICERS OF THE COMPANY From time to time certain of the directors and executive officers of the Company may serve as directors or executive officers of other companies and, to the extent that such other companies may participate in the industries in which the Company may participate, the directors of the Company may have a conflict of interest. In addition, the Company's dependence on directors and officers who devote time to other business interests may create conflicts of interest, i.e. that the fiduciary obligations of an individual to the other company conflicts with the individual fiduciary obligations of the Company and vice versa. Directors and officers must exercise their judgment to resolve all conflicts of interest in a manner consistent with their fiduciary duties to the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. The Company is not aware of the existence of any conflict of interest as described herein.

FORWARD  LOOKING  STATEMENTS
All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct. A shareholder or prospective shareholder should bear this in mind when assessing the Company's business.

SHARES  ELIGIBLE  FOR  FUTURE  SALES
There has been no market for the Company's shares, and there can be no assurance that a significant market will develop or be sustained. Future sales of substantial amounts of the Company's shares (including shares issued upon exercise of outstanding options and warrants) in the public market could adversely affect market prices prevailing from time to time and could impair the Company's ability to raise capital through sales of the Company's equity securities.

COUNTRY  RISKS
There are unique economic and political risks associated with investing in companies from Korea: Some of Korea's recent financial and economic difficulties have included:
-  exchange  rate  fluctuations;
-  interest  rate  fluctuations;
-  reduced  credit  from  foreign  banks;
-  reduced  liquidity  in  the  economy;
-  volatile  stock  prices;  and
-  higher  unemployment.

The Consumer Price Index ("CPI") published by the central Bank of Korea (the Korean equivalents of the U.S. Federal Reserve Board) for the period between 1995 (base year) and 2001 is as follows:


Year         CPI        Annual increase (%)
1995 (Base)  100            -
1996. . . .  104.9         4.9
1997. . . .  109.6         4.5
1998. . . .  117.8         7.5
1999. . . .  118.8         0.8
2000. . . .  121.5         2.3
2001. . . .  126.5         1.04

The Korean Government has recently taken a number of steps in response to recent State economic developments, including the following:

- negotiation with the International Monetary Fund of a financial aid package involving loans to Korea in an aggregate amount of approximately US$58 billion;
- negotiation of an agreement with a substantial number of international creditors of Korean financial institutions to extend the maturities of an aggregate of approximately US$21.8 billion of Korean financial institutions' short-term foreign currency obligations owed to those international creditors by exchanging the obligations for longer-term floating rate loans guaranteed by the Korean Government;
- the Government's issuance of Dollar-denominated bonds in the aggregate principal amount of US$4 billion in April 1998; and
- the announcement and implementation of a number of important economic, financial sector, labour and other reforms.

While the Government's reforms of the Korean economy may alleviate its current economic difficulties and improve the economy over time, in the short-term, implementation of the reform measures may:
-  slow  economic  growth;
-  cause  a  budget  deficit  because  of  a  decrease  in  tax  revenues;
-  increase  the  rate  of  inflation;
-  increase  the  number  of  bankruptcies  of  Korean  companies;  and
-  increase  unemployment.

In addition, the continuing weakness of the Japanese economy and recent volatility of the Japanese Yen against the Dollar increases the uncertainty of economic stability in Asia in general and may hinder Korea's ability to recover quickly from its own economic difficulties. Future adverse developments in Southeast Asia, Japan and elsewhere in the world could worsen Korea's economic difficulties. Other developments that could occur in Korea include social and labor unrest resulting from economic difficulties and higher unemployment, a substantial increase in the Government's expenditures for unemployment compensation and other costs for social programs. Korea may need to increase reliance on exports to service foreign currency debts, which cause friction with Korea's trading partners. In addition, the economies of neighboring countries, including Japan, China and Russia, could deteriorate further. Any such developments would hurt Korea's plans for economic recovery.

Finally, relations between South Korea and North Korea have been tense over most of Korea's history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current or future events. The occurrence of such events could have a material adverse effect on the Company's operations and the price of its shares.

OWNERSHIP  OF  SHARES  MAY  BE  SUBJECT TO CERTAIN RESTRICTIONS UNDER KOREAN LAW
Prior to making an investment in 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under Foreign Investment Promotion Law of Korea to submit a report to a Korean bank pursuant to a delegation by the Ministry of Commerce, Industry and Energy of Korea. Failure to comply with this reporting requirement may result in the imposition of criminal sanctions. Subsequent sales by such investors of its shares in such company will also require a prior report to such bank.

THE COMPANY MAY NOT BE ABLE TO CONVERT AND REMIT DIVIDENDS IN DOLLARS IF THE GOVERNMENT IMPOSES CERTAIN EMERGENCY MEASURES
The Company does not intend to pay dividends on its shares in the foreseeable future. However, if it declares cash dividends, such dividends will be declared in Won. In order for the Company to pay such dividends outside Korea, such dividends will be converted into Dollars and remitted to the shareholders, subject to certain conditions. Fluctuations in the exchange rate between the Won and the Dollar will affect, among other things, the amounts a holder of shares of the Company will receive as dividends. Under Korean law, if the Government deems that certain emergency circumstances including, but not limited to, sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or a substantial disturbance in the Korean financial and capital markets are likely to occur, it may impose any necessary restrictions such as requiring foreign investors to obtain prior approval from the Ministry of Finance and Economy for the acquisition of Korean securities or for the repatriation of interest, dividends or sales proceeds arising fro Korean securities or from disposition of such securities, including the Company's shares. The Company cannot give any assurance that it can secure such prior approval from the Ministry of Finance and Economy for payment of dividends to foreign investors in the future when the Government deems that there are emergency circumstances in the Korean financial market.

THE COMPANY'S ABILITY TO RAISE MONEY IN EQUITY OFFERINGS MAY BE CONSTRAINED BY THE NEED TO REGISTER THOSE OFFERINGS WITH THE SEC
The Commercial Code of Korea and the Company's Articles of Incorporation require the Company, with certain exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. The Company cannot exclude U.S. holders of shares from these offers, and must thus register those offers with the SEC. If the Company cannot, or chooses not to register these offerings, the Company will be unable to consummate them, which will restrict the range of capital raising options available to the Company.

EXCHANGE RATE FLUCTUATIONS MAY ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS
As a result of such sharp depreciation, the Government was forced to effectively suspend its efforts to support the value of the Won, and on December 16, 1997, the Government allowed the Won to float freely. Such depreciation of the Won relative to the Dollar increased the cost of imported goods and services and the Won revenue needed by Korean companies to service foreign currency denominated debt. Since then, however, the Won, while it has fluctuated, has generally appreciated relative to the Dollar and other major foreign currencies.

ITEM  4.  INFORMATION  ON  THE  COMPANY
---------------------------------------
A.  HISTORY  AND  DEVELOPMENT  OF  THE  COMPANY
The Company was incorporated in Korea on April 19, 1994 for the purpose of developing and manufacturing medical devices, particularly in the Oriental and Natural/Alternative Medicinal fields. In July 1998, the Company completed the acquisition of Hippo Medical Devices Co. Ltd. ("Hippo"), a Korean company that was engaged in selling medical equipment. The acquisition of Hippo by Meridian was a synergistic union whereby the sales and distribution offices of Hippo were consolidated with the research and manufacturing divisions of the Company.

On August 30, 1999, the Company agreed to sell, in an arm's length transaction, certain assets amounting to $1,284,556 relating to two product lines that it had sold since the 1998 acquisition of Hippo, to Medicore Co. Ltd., an unrelated Korean company. In return, Medicore assumed certain liabilities, primarily attributed to the two product lines, of the Company in the same amount. These product lines are the Urea Breath Test Device (UBT) and Infra-Red Imaging System (IR-2000). This transaction was completed on December 31, 1999.

Pursuant to an Agreement and Plan of Reorganization (the Merger Agreement) dated February 6, 2001, The Company acquired all the outstanding shares of common stock of By George Holding, Corp. (By George), a Georgia corporation, from the shareholders thereof in an exchange of an aggregate of 68,142 shares (equivalent to 1,703,550 post split shares) of common stock of the Company and other consideration of payments of certain fees and expenses. Immediately following the Acquisition, ABR Meridian (Georgia) Inc. (Subco), a Georgia corporation and a wholly-owned subsidiary of the Company, merged with By George (the Merger) in a transaction in which the Subco became the surviving corporation.

Upon effectiveness of the Acquisition and Merger, pursuant to Rule 12g-13(a) of the General Rules and Regulations of the Securities and Exchange Commission
(SEC), the Company elected to become the successor issuer to By George for reporting purposes under the Securities Exchange Act of 1934, as amended (the 1934 Act) and elects to report under the 1934 Act effective February 12, 2001.

On September 26, 2001 the Company incorporated Meridian Chinese Corporation and Beijing Meridian Medical Equipment Co., Ltd., partially owned subsidiaries to initiate and establish its business in China. The Company also incorporated its US subsidiary, as Meridian America Medical Inc (MAMI), in February 2002, in preparation for the launch of the Meridian products into the US market.

On February 13, 2002, the Company was accepted for trading on the OTC Bulletin Board under the symbol MRDAF.

The Company's Corporate head office is located at 9th Flour, Seoil Bldg. 222, Jamsilbon-dong, Songpa-gu Seoul, Korea.

B.  BUSINESS  OVERVIEW

The Company is engaged in the research, development, manufacturing and sales of medical devices for the Oriental and Natural/Alternative Medicine industries. The Company's major customers are Oriental medical hospitals and clinics as well as Western medical hospitals and clinics. The Company is currently selling its products in Korea, China, ASEAN, Latin America and North America. Through a strategic acquisition, the Company has expanded and gained domestic sales force and channels. The Company intends to continuously expand its sales efforts in several countries through establishing additional branch offices and distribution and sales agencies.

The Company's products cross all boundaries of health care disciplines and are useful in the practice of medicine, osteopathy, homeopathy, naturopathy, acupuncture and other complementary disciplines. If stress or imbalance is detected in a patient, the Company's products can identify the meridian imbalances in a person's body and assist the practitioner in recommending a course of treatment or therapy to alleviate the stress or to restore balance to the body's meridian systems.

The Company currently sells four different products to healthcare practitioners throughout the domestic and overseas market. These include the MERIDIAN lines, the McPulse, the ABR-2000 and the LAPEX. The MERIDIAN medical devices perform meridian stress analysis through measuring electronic feedback at acupuncture points by using non-invasive electro-acupuncture principles. The McPulse analyzes heart function, arterial elasticity, dilations, resistance, and aging through measuring pulse waveform. The ABR-2000 automatically analyzes stress related body problems by measuring the autonomic electro-physiological response of skin. The LAPEX-2000 is a low power semiconductor laser device for non-invasive therapy of blood and tissue.

On September 26, 2001 the Meridian Chinese Corporation and the Beijing Meridian Medical Equipment Co., Ltd. (hereafter BMMEC) were established to initiate the Company's business in China. BMMEC (Mr. Trigon Jung; investor and president of BMMEC) is a joint corporation of Meridian Co., Ltd. and Mr. Trigon Jung. Main businesses of BMMEC are publicity activities and setting up dealership networks for the sales in China. Also Meridian is planning to give BMMEC the manufacturing license of its products in the future. Meridian has made over US $600,000 direct sales in China since 1999.

The Company incorporated its US entity as Meridian America Medical Inc (MAMI), in February 2002, in preparation for the launch of the Meridian products into the US market. The newly formed company MAMI managed to achieve US $150,000 sales in the initial two months after incorporation and expects a significant increase in sales during the next quarter. MAMI currently sells 3 meridian lines, Meridian II, Meridian - plus, and Meridian - portable; they expect to sell ABR - 2000, an automatic whole body-screening device and McPulse, a pulse waveform analyzer in second half of this year in the US market when they obtain FDA approval.

As of Mar. 19, 2002, LAPEX - 2000, Laser therapy device, has qualified for a CE (Conformities European) Marking which is the unification standard of the European Union (EU) for products concerning the safety of the human body, health and the protection of the environment. The CE Marking is the certification necessary to sell the Meridian products in the EU market.

A California University, South Baylor University Research Center, has requested the Meridian II for clinical testing, on May 2002. The Meridian II is a computer-assisted meridian assessment and evaluation device. After the first month of testing the University requested several more of the Meridian II, which will be placed in Anaheim and Los Angeles campuses as training equipment for Oriental Medical Intern Program. South Baylor University is one of the major
Oriental Medical / Acupuncture Schools in California, which is one of the largest Oriental and alternative medical States in the US.

PRODUCTS  OF  THE  COMPANY

MERIDIAN  LINE  OF  PRODUCTS

The Meridian line of products includes the Meridian-II, Meridian Plus, Meridian -Portable and ABR 2000. These products are computer assisted assessment and diagnostic devices, which are based on the analysis technique, pioneered by Dr. Reinhold Voll, a German medical doctor. Termed Electro-Acupuncture according to Voll (E.A.V.), the assessment process incorporates elements of Western science and principles of traditional Chinese medicine. Practitioners use electrical, magnetic, sonic, acoustic, microwave and infrared devices to screen for or treat health conditions by detecting imbalances in the body's energy field and then correcting them. E.A.V. works by measuring the meridian lines on the hands and feet that correspond to the different organs in the body. The purpose of E.A.V. is to establish a functional testing of organs and tissues by measuring their respective acupuncture points. The conductance (capacity to let the stimulation current through) of an organ or a tissue is measured in order to discover energetically unbalanced points knowing that the energetic equilibrium of the human organism is altered, among other things, by the negative ambiance influence exercised by some medications, stress, poisons, insecticides, viruses, bacteria, harmful electromagnetic fields and inflammations as well as certain aliments.

MERIDIAN-II

The Meridian-II is a computer assisted assessment and diagnostic device that establishes a functional testing of organs and tissues by measuring their respective acupuncture points and delivers a complete computer drafted evaluation for analysis. If stress or imbalance is detected in a patient, the Meridian-II can identify the meridian imbalances in a person's body and also assist the practitioner in recommending a course of treatment or therapy to alleviate the stress or to restore balance to the body's meridian systems. This provides the health practitioner with the ability to detect a potential health problem and to treat it early before the problem manifests itself. The device also allows the practitioner to monitor the progress of corrective therapies.

The device is in the structure of a cart that includes a touch screen monitor, computer, printer, a set of medical instruments and supplemental parts including hand and foot electrodes.

ASPECTS                 MERIDIAN-II  DESCRIPTION

Features
     Point  finder  (ARC)
     MS  WINDOWS  98
     Better  curative  effect  (UPM)
     Easy  operation  (TOUCH  SCREEN)
     Single  body  design

Structure
     Main  body:  CART  in  exclusive  use

PC:
     CPU:  P-233MHz,  MEMORY:  32MB,  HDD:  6.4GB
     OS:  WINDOWS  98,  CD  ROM:  40X,  VGA  AGP  4MB
     15  inch  Colour  Monitor  (Speaker  inside),  HP  930  C
     Inkjet  Printer

A  set  of  medical  instruments:
     PB-Electrode:  DR/R/L/ST/TS
     Cable  Set
     Band:  S.L.  2ea

Parts:
     Hand  electrode  (BAZ  2ea,  CMP  1ea):  3  ea
     Foot  electrodes  (left,  right,  foot  stool):  1  set
     Upper  limited  frequency  of  cable:  1set
     ARC  PB:  1ea
     OPERATIONAL  MANUAL:  1sheet
     MULTI  TAP:  1  set
     MOUSE  PAD:  1  ea


MERIDIAN-PLUS
Similar to the Meridian-II, the Meridian-Plus is a computer assisted assessment and diagnostic device, however, it comes in a different design and offers a computer as an option.

ASPECTS                 MERIDIAN-PLUS  DESCRIPTION

Features
     Point  finder  (ARC)
     MS  WINDOWS  98
     Better  curative  effect  (UPM)
     Popular  design

Structure
     Main  Body:  CART  in  exclusive  use

     PC:  (Optional)
     CPU:  PIII-667MHz,  MEMORY:  128MB,  HDD:  10.2GB
     OS:  WINDOWS  98,  CD  ROM:  40X,  VGA  AGP  4MB
     MODEM:  56K  FAX  MODEM
     15  inch  Color  Monitor  (Speaker  inside),  HP  930  C
     Inkjet  Printer

     A  set  of  medical  instruments:
     PB-Electrode:  DR/R/L/ST/TS
     Cable  Set
     Band:  S.L.  each  2ea

     Parts:
     Hand  electrode  (BAZ  2ea,  CMP  1ea):  3ea
     Foot  electrodes  (left,  right,  footstool):  1set
     Upper  limited  frequency  of  cable:  1set
     ARC  PB:  1ea
     OPERATIONAL  MANUAL:  1sheet
     MULTI  TAP:  1set
     MOUSE  PAD:  1ea

MERIDIAN-PORTABLE

15 The MERIDIAN-Portable is structured as a compact and transportable console unit separate from but packaged with the assistant computer. It is very similar in features and structure with other currently selling products of competitor manufactures in the Unite States and the European Union.

ASPECTS               MERIDIAN-PORTABLE  DESCRIPTION

Features
     Measurement  probe  with  point  finder
     Expert  software  based  on  MS  WINDOWS  95/98
     (English,  Spanish,  Chinese,  Korean  version)
     Treatment  signal  with  better  penetration  effect
     Remedy  test  with  honeycomb  electrode
     Transportable  separate  console  with  compact  design

Structure
     System  console  with  computer  interface  (RS-232C)
     Electrodes  set
     Measurement  probes
     Hand  electrodes
     Clip  electrode  for  hand-free  point  treatment
     Electrodes  cable  set


ABR-2000

The ABR-2000 is a whole body screening stress assessment and diagnostic device that identifies the areas of the human body which are experiencing trauma due to the effects of stress. The device traces autonomic responsive conditions of the different types of stress-related diseases.

The device sends a low-frequency impulse throughout the human body and detects minute physical changes by measuring electrophysiological responses of the autonomic nervous system. Irregular responses may indicate areas where organs or parts of the body are deteriorating due to stress. The patient stress analysis report is automatically produced in 5 minutes, allowing the health practitioner to quickly make recommendations to the patient.

The device comes equipped with a one-touch assessment and diagnostic system and a printer.

ASPECTS           ABR-2000  DESCRIPTION

Features
     To diagnose the differentiation of pathological conditions in accordance with the eight principal syndromes
     Easy  to  operate
     One-touch automatic system allows the beginner to operate it easily A medical assistant is able to measure it for the medical specialist Very Positive Response from the Patients
     Right after measurement, the results print out in real time Automatic measurement in 5 minutes
     No  stress,  non-invasive,  and  comfortable  diagnosis
     Print  paper  is reusable - available for chart storage and patient's chart

Structure
     Body:  Single  body
     A set of electrodes: Copper electrodes (a set of head, hand, and foot electrodes)
     Plotter:  Magnetic
     Pen:  Red,  blue,  black
     Print  paper:  300  papers


LAPEX-2000

The LAPEX-2000 is a semiconductor laser therapeutic device, which applies a laser to the foci of the human body without damaging the skin tissue and in turn, promotes healing of any damaged skin tissue. The use of laser therapy facilities, among other things, increase of blood flow, vitalization of cells and increase of protein synthesis which can assist in the treatment of soft tissue damage, acute and chronic joint diseases, chronic pain and improvement of circulation.

The  LAPEX-2000  comes  equipped  with  an advanced digital semiconductor laser.

ASPECT          LAPEX-2000  DESCRIPTION

Features
     Advanced digital semiconductor laser, solid curative effect, semi-permanent No other supplies are necessary
     Non-invasive  laser
     Practical  for  small  spaces,  easy  to  move

Structure
     Single Laser Probe (PW: Pulsed Wave): Trigger Point Monitoring Function and Applying Laser to Trigger Point
     Multi Laser Probe (CW: Continuous Wave): To address the largely affected parts
     Non-LIB/LIB  Laser  Probe  (Intra/vascular  Laser  Irradiation  of  Blood):
Non-invasive/Invasive  venous  blood,  easy  to  operate,  solid curative effect

MCPULSE

McPulse is medical equipment, which can be used for measurement and analysis pulse waveform. The pulse wave is the arterial pressure change that originates from heart beat and transmits through an artery. The pulse wave is changed with the systolic power of heart and the vascular condition (the arterial elasticity, resistance, etc.), followed by, the pulse wave reflects the functional status of cardio-vascular circulation. McPulse irradiates IR (infrared) to finger-tip and obtains pulse wave information with the light absorbing characteristics of HbO2 of arterial blood. All procedure of measurement, calculations, analysis and print-out can be performed automatically less than a minute with fully non-invasive method.

AUTOMATED  DIGITAL  PULSE  WAVEFORM  EXAM
-----------------------------------------

-     Exam  that  need  for  preventing  geriatric  diseases.
- Hardening the arteries, arterial elasticity, and obstruction of periphery can be detected in early stage.
-     The  Pulse  can  be  seen  while  analysing  the  pulse  waveform.
-     No  harmful  to  human  body  whatsoever
-     Diagnosis  can  be  done  within  a  minute.
-     Results  can  be  obtained  right  after  diagnosis.

DPA

The DPA (Digital Arterial Pulsewave Analyzer) is a computer-based model succeeding McPulse series. It supports all the functions of McPulse as well as, it can analyze heart rate variability (HRV) from EKG data. Computer can store all patient's Data. Structure is configured with McPulse console, EKG electrodes, computer software with WINDOWS base, and cart.

OTHER  PRODUCTS  OF  THE  COMPANY

HEMOSCOPE  -  BLOOD  ANALYZER

The Hemoscope is a digital-based blood analysis system. The system works by analyzing one drop of blood for conditions of red and white blood cells, clearness and nutritive conditions, as well as development of the immune bodies & diseases. It utilizes a powerful microscope using phase differences and dark vision to assess a person's blood for the possible detection of the causes of functional diseases.

The Hemoscope comes equipped with microscope and ancillary components, a computer, monitor, modem and printer.

INDUSTRY  BACKGROUND

The medical instruments industry is characterized by low-volume production of various medical equipment and apparatus. It contains components from a diverse range of industries such as electronics, advanced materials and information technology and includes the fields of physics, chemistry, biology and medicine. In many countries, government support is provided in the medical instruments industry as a priority industry. This industry tends to be technology-intensive, low energy consuming and non-polluting.

INDUSTRY  TRENDS
Throughout the world, the medicine environment is changing. In Korea, for example, the popularity of Oriental medicine is rising rapidly. The importance of alternative medicine has been acknowledged in Europe, North America and in Asia, and accordingly, these markets have been expanding. As a result, the interest in Oriental medicine is growing worldwide with the demand for Oriental medical instruments increasing. Therefore, as an Oriental medical instruments manufacturer, the Company is well positioned in an expanding market.

SIZE  OF  INDUSTRY

KOREAN  MARKET
According to information obtained from the World Health Organization in 1997 that was prepared by the Korean Institute of Oriental Medicine ("Korean Institute"), the size of the Korean medical instrument industry was estimated to be almost $1 billion in 2000. The domestic medical instrument market has sustained an average annual growth rate of approximately 12% for the past several years.

WORLD  MARKET
The size of the world medical instrument industry was estimated to be $169 billion in 2000, according to the Korean Institute. Its annual average growth rate has been approximately 7%. Oriental medical instruments and biorhythm recorders have approximately $5.4 billion and $4.6 billion of market share in 2000, translating to approximately 3.2% and 2.7% of the total world medical instrument market, respectively. It is expected that over the next five years the total medical instrument market will continually increase.

C.  ORGANIZATIONAL  STRUCTURE
MANAGEMENT  TEAM

HYEON-SEONG  MYEONG,  PRESIDENT,  CEO
Mr. Myeong graduated from the Seoul National University in 1982 with a degree in Electronic Engineering. From 1983 to 1988 he was Section Chief of Research Center for the GoldStar (LG Electronics) Company. From 1990 to 1991 Mr. Myeong was Division Chief of Research for Medison Co. Ltd., a large Korean medical device company. From 1992 to 1993 he was the Chief of the International Technical Corporation and the Vice President of a Joint Corporation with Russia (Ultramed). Since 1994, Mr. Myeong has been the President and CEO of the Company and was the founder of the Company.

SOO-RANG  LEE,  DIRECTOR  OF  RESEARCH  AND  DEVELOPMENT
Mr. Lee graduated in 1990 from the Seoul National University, Korea with a degree in Electronic Engineering. Mr. Lee was a senior researcher for Medison Co. Ltd. from 1990 to 1994. He joined the Company as a research and development manager at the formation of the Company. He was appointed the Director of Research and Development in 1998.

SANG-YEUL  PARK,  DIRECTOR  OF  MANUFACTURING  AFFAIRS
Mr. Park graduated from the Konkuk University, Korea with a degree in Electronic Engineering. From 1986 to 1992 he was the manager of production technology for the Oriental Precision Company(OPC). He was a senior engineer for Medison Co. Ltd from 1992 to 1995. He has been a factory manager for the Company since 1995 and was appointed the Director of Manufacturing Affairs for the Company in 2000.

KI-WON  KIM,  DIRECTOR  OF  DOMESTIC  BUSINESS
Mr. Kim graduated from The Han-yang University, Korea with a degree in Electronic Engineering. He was research and development manager and head of the domestic sales department for Medison Co., Ltd. He has been president of the Taegu Meridian Company since 1997 until joining with the Company as the Director of Domestic Business in 2000.

HEE-YO  PARK,  GENERAL  MANAGER
Mr. Park was head of the planning department in Chonbang Corp from December 1992 to February 1995. Since February 1995 he has been General Manager, Secretary and Treasurer of the Company

D.  PROPERTY,  PLANT  AND  EQUIPMENT
The Company's products are assembled from purchased and manufactured components at its factory in Kangwon Province (687 - 6, Sangohan - Ri, Hongchun - Eup, Hongchun - Kun, Kangwon - Do, Korea). Virtually all of the components making up the Company's products are readily available from outside domestic suppliers. Some of the components have been designed by the Company and/or are custom manufactured to its specifications. The following table sets forth the offices and their addresses presently located in Korea.





Office               Location
--------------  -------------------

Kangwon. . . .  Owned                687 - 6, Sangohan - Ri, Hongchun - Eup, Hongchun - Kun,
Factory. . . .                        Kangwon - Do, Korea

Seoul. . . . .  Leased               9th Floor, Seoil Bldg. 222, Jamsilbon-dong, Songpa-gu Seoul,
 Meridian. . .                       Korea

Daegu. . . . .  Leased               Gyeongsangbuk-do, Daegu, Korea
 Meridian
--------------
Busan. . . . .  Leased               Gyeongsangnam-do, Busan, Korea
 Meridian
--------------
Gwangju. . . .  Leased               Jeola-do, Korea
 Meridian
--------------
Jejung Medical  Leased               Gyeonggi-do, Gangwon-do, Korea


ITEM  5.  OPERATING  AND  FINANCIAL  REVIEW  AND  PROSPECTS
-----------------------------------------------------------

The following discussion and analysis is based on and should be read in conjunction with the Company's audited consolidated financial statements, including the notes thereto, and other financial information appearing elsewhere herein. The audited consolidated financial statements have been translated in US dollars and prepared in accordance with accounting principles generally accepted in the United States.

OVERVIEW
The Company was incorporated in Korea on November 9, 1994 for the purpose of developing and manufacturing medical devices, particularly in the Oriental and Natural medicine fields. On August 30, 1999, the Company transferred certain assets and liabilities relating to two product lines that it was carrying on behalf of other companies, to Medicore Co. Ltd., a Korean company. These product lines included the Urea Breath Test Device ("UBT") and Infra-Red Imaging System ("IR-2000"). The transfer resulted in the reduction of certain liabilities of the Company in the amount of $1,284,956. The transfer was completed on December 31, 1999. On November 3, 2000 the Company received clearance from the Food and Drug Administration of the United States Public Health Service (the "FDA") to market three of its products: the Meridian-II, Meridian-Plus, and Meridian-Portable as Class 2 products in the United States.

BUSINESS  OF  THE  COMPANY
The Company is engaged in the research, development, manufacturing and sales of medical devices for the Oriental and Natural/Alternative Medicine markets. The Company's products cross all the boundaries of health care disciplines and are useful in the practice of medicine, osteopathy, homeopathy, naturopathy, acupuncture and other complementary disciplines. If stress or imbalance is detected in a patient, the Company's products can identify the meridian imbalances in a person's body and assist the practitioner in recommending a course of treatment or therapy to alleviate the stress or to restore balance to the body's meridian systems. The Company currently sells four different product lines, including Meridian, ABR-2000, LAPEX-200, and McPulse, DPA, to healthcare practitioners throughout the world. The Meridian lines of products are computer assisted assessment and diagnostic devices. The ABR-2000 is a stress assessment and diagnostic device that identifies the areas of the human body that are experiencing trauma due to the effects of stress. The LAPEX-2000 is a semiconductor laser therapeutic device. The McPulse analyzes heart function, arterial elasticity, dilations, resistance, and aging through measuring pulse waveform. The Company's major customers are public health centers, Oriental medicine hospitals and clinics as well as Western hospitals and clinics. The Company is currently selling its products in Korea, China, United States, South America and Southeast Asia. The Company intends to expand its sales efforts internationally through establishing additional branch offices and sales and distribution agencies. The Company's goal is to become a leading supplier of medical devices to the Oriental and Natural/Alternative Medicine markets. The
Company  expects  to  accomplish  this  goal  by:
-  focusing  on  growing  market  applications;
-  maintaining  technological  advances  in  product  development;
-  developing  products  aimed  at  new  markets;  and
-  establishing  strategic  relationships  with  key  suppliers  and  customers.

A.  OPERATING  RESULTS

YEAR  COMPARISON  2001  TO  2000
For the year ended December 31, 2001, the Company achieved sales revenues of $ 5,289,561 resulted in a gross profit of $ 2,811,455 compared with sales revenues of $5,304,040 that resulted in a gross profit of $2,325,065 for the year ended December 31, 2000. The Company's operating loss increased to $1,184,695 in 2001 from a loss of $1,013,911 in 2000. Such increase in the operating loss was due primarily to the increased expenditure of funds for certain selling, general and administrative expenses such as bad debt expense and commissions. The increase in bad debt expense results from the Company's conservative evaluation of its trade accounts receivable in the light of uncertain economic times. The increase in commissions is reflection of the Company's increased selling and marketing efforts. Total selling, general and administrative expenses increased to $3,996,150 for the year ended December 31, 2001 from $3,338,976 for the year ended December 31, 2000. The Company spent $555,865 on research and development for the year ended December 31, 2001 as compared to $540,671 for the previous year. For the year ended December 31, 2001 the Company recorded inventory write-down due to decline in market value amounting to $140,936 as compared to $516,312 for 2000. The loss in value of inventory and the consequent write-down to a new cost basis represents approximately 2.7% of gross sales for 2001. Although material in amount, the inventory is still on hand and salable, and the Company moves into the year 2002 with a strong balance sheet based on solid, realizable assets. The Company expects that the future loss in value of inventory and the consequent write-down will be stabilized at approximately 2% of gross sales. In pursuit of continuing increasing sales levels, the Company was building inventories concurrently with its expanded marketing efforts. As a result, inventories increased to 2000 levels. The Company's selling, general and administrative expenses and inventory increases were incurred due to the efforts expended by the Company in bringing its products on stream and expanding to other markets. In the same period, working capital decreased to $ 474,619 in 2001 from working capital of $1,008,643 in 2000. As of the year ended December 31, 2001, the Company had an accumulated deficit of $3,869,737. The current year's contribution to the deficit was financed in part by working capital and in part by the issuance of a series of bonds for net proceeds to the Company of $1,136,448.

B.  LIQUIDITY  AND  CAPITAL  RESOURCES
The Company's sources of liquidity have historically been cash from operations, capital working lines of credit, debt and equity financing. The Company has generated revenues for the last three years but expanding operations of the Company has required significant amounts of cash in excess of cash generated from operations. Therefore, the Company has continued to seek additional debt and equity financing opportunities.
On May 7, 1999 the Company issued bonds in the aggregate amount of $788,491. In December 1999 the Company converted the Bonds into 53,853 (1,346,325 post Stock Split shares) shares of the Company.
During 1999 the Company issued 5,000,000 post split shares of common stock for net proceeds to the Company of $825,764. In the month of March 2000, the Company raised by way of the sale of 750,000 post Stock Splits shares of its common stock for net proceeds of $669,344. During 2001, the Company sold two new series of non-guaranteed bonds for net proceeds of $1,136,448 at interest between 12.15% and 13.92%. The maturity dates of non-guaranteed debentures is $757,632 in the year 2003 and $378,816 in the year 2004. For the year ending December 31, 2001, cash flow from operations did not satisfy all of the Company's operational requirements and cash commitments.
For the year ended December 31, 2001 the Company had long- term debt obligations with various lending institutions totalling $1,345,592 as compared to $1,607,048 for the year ended December 31, 2000. The maturity dates of the long term debt is $251,535 in the year 2002, $392,985 in the year 2003, $447,332 in the year
2004, $233,400 in the year 2005 and $20,340 in the year 2006 and thereafter. The Company's land and buildings were pledged as collateral for the Company's short-term and long-term borrowings.
As  of  December  31,  2001  the  Company  had  working  capital  of  $474,619.

C.     RESEARCH  AND  DEVELOPMENT,  PATENTS  AND  LICENSES,  ETC.

RESEARCH  AND  DEVELOPMENT
It is the goal of the Company to continually make enhancements and improvements to its products. Costs incurred to make routine enhancements or improvements, design changes to existing products and trouble shooting in production are excluded from research and development expenses.

PROPRIETARY  TECHNOLOGY
The  Company  has  6 registered patents at the Korea Industrial Property Office.
The Company believes that Korean intellectual property laws and regulations afford owners of intellectual property protections similar to those enjoyed by owners of intellectual property in the United States. Korean intellectual property laws were amended at the end of 1995 to harmonize them with the Trade-Related Aspects of Intellectual Property Rights Agreement.

The  Company's  registered  patents  are  as  follows:





TECHNOLOGY DESCRIPTION          REGISTRATION NUMBER  DATE OF REGISTRATION
------------------------------  -------------------  --------------------

Electrode ring device for home
99 treatment . . . . . . . . .               236277  September - 99
------------------------------  -------------------  --------------------
Electrode clamp device for
home 99 treatment. . . . . . .               236276  September - 99
------------------------------  -------------------  --------------------
Automatic detection of
meridians by probe device. . .               210233  April - 99
------------------------------  -------------------  --------------------
Medicament energy
information transferring
system . . . . . . . . . . . .               171667  October - 98
------------------------------  -------------------  --------------------
Insulation device of meridian
remedial apparatus . . . . . .               144993  April - 98
------------------------------  -------------------  --------------------
Diagnostic device using the
electric features of the human
body . . . . . . . . . . . . .               130791  November - 97
------------------------------  -------------------  --------------------

The Company relies on a combination of patent and trade secrets to establish and protect the proprietary rights in its products. In order to protect and support current and future development of its products, the Company expects that it will continue to make application for patents at the Korea Industrial Property Office. The Company believes that the ownership of patents will be a significant factor in contributing to its business. However, the success of the Company will depend primarily on the innovative skills, technical competence and marketing abilities of its personal. In addition, there can be no assurances that the Company's current and future patent applications will be granted, or if granted, that the claims covered by the patents will not be reduced from those included in the Company's applications. Claims by third parties that the Company's current or future products infringe upon their intellectual property rights may have a material adverse effect on the Company. Intellectual property litigation is complex and expensive and the outcome of this litigation is difficult to predict. Any future litigation, regardless of outcome, may result in substantial expense to the Company and significant diversion of the Company's management and technical personal.

REGULATORY  RESTRICTIONS
Use of the Company's products internationally is subject to various government regulatory requirements on a country-by-country basis. Europe, the U.S., Canada, Australia, Japan and China each have their own product certification systems. As a result, this has slowed the process for the Company to expand in the world market. Even if there are no technical difficulties, its products are directly involved with human life, and require that the Company obtain government approval in clinical safety of the products through various analysis and testing procedures. As noted above, the Meridian-II and the Meridian-Plus have received FDA approval to be sold as Class 2 products in the U.S. The table below includes all the regions in the world where Meridian's products have been approved for sale.



REGION                             REGULATION                   PRODUCTS APPROVED


Korea . . . . . . . . . . . . . .  KFDA         Meridian - II, Meridian Plus, Meridian, ABR -
                                                2000, Lapex - 2000, Hemoscope


China . . . . . . . . . . . . . .  SDA          Meridian - II, ABR - 2000

U.S.A.. . . . . . . . . . . . . .  FDA          Meridian - II, Meridian Plus, Meridian Portable

Canada. . . . . . . . . . . . . .  CSA          Meridian Portable

South America . . . . . . . . . .  FIP          Meridian - II, Meridian Plus, ABR - 2000, Lapex -
                                                2000

EU. . . . . . . . . . . . . . . .  IEC (CE)     MERIDIAN-II, MERIDIAN-Plus, MERIDIAN-
                                                Portable
                                                ABR-2000, LAPEX - 2000





ITEM  6.  DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES
--------------------------------------------------------

A.  DIRECTORS  AND  SENIOR  MANAGEMENT
See  Item  4.C.

B.     COMPENSATION


Name & Principal      Year   Salary ($)  Bonus ($)    Other Annual     All Other
Position               .         .           .      Compensation ($)  Compensation


Myeong, Hyeon-
seon, (Director,
 President, CEO). .    1998      34,000  Nil        Nil               Nil

                       1999      49,000  Nil        Nil               Nil

                       2000      49,000  Nil        Nil               Nil

                       2001      45,500  Nil        Nil               Nil


Park, Sang - yeul
(Director of
 Manufacturing
Affairs). . . . . .    1998  Nil         Nil        Nil               Nil

                       1999  Nil         Nil        Nil               Nil

                       2000      42,000  Nil        Nil               Nil

                       2001      39,000  Nil        Nil               Nil

Lee, Soo-rang
 (Director of
Manager of
 Research and
 Development) . . .    1998      30,000  Nil        Nil               Nil

                       1999      43,000  Nil        Nil               Nil

                     42,000  Nil         Nil        Nil
                       2000
                     ------
                       2001      39,000  Nil        Nil               Nil

Kim, Ki-Won
 (Director of
 Domestic Sales). .    1998  Nil         Nil        Nil               Nil

                       1999  Nil         Nil        Nil               Nil

                       2000  Nil         Nil        Nil               Nil

                       2001  Nil         Nil        Nil
                     39,000
                     ------
Min, Jae -Ki
(Statutory Auditor)    1998  Nil         Nil        Nil               Nil

                       1999  Nil         Nil        Nil               Nil

                       2000  Nil         Nil        Nil               Nil

                       2001  Nil         Nil        Nil               Nil

Park, Hee-yo
(General Manager) .    1998      25,000  Nil        Nil               Nil

                       1999      30,500  Nil        Nil               Nil

                       2000      30,500  Nil        Nil               Nil

                       2001      29,200  Nil        Nil               Nil




- Mr. Park, Sang-yeul received an interest free loan from the Company in the amount of $8,500 which he fully paid off in March 2000.

COMPENSATION  OF  DIRECTORS

Directors and directors who are also employees of the Company receive no extra compensation for their service on the Board of Directors of the Company.

EMPLOYMENT  CONTRACTS  WITH  EMPLOYEES  AND  OFFICERS

The Company has not entered into any employment contracts, but anticipates entering into employment contracts with certain management and other key personnel.

D.  EMPLOYEES
As of July 12, 2002, the Company had 35 employees; 6 employees in administration and finance; 11 employees in sales and marketing; 10 employees in manufacturing, operations and engineering; and 8 employees in research and development.

E.  SHARE  OWNERSHIP

STOCK  OPTION  PLANS
Under the Company's Articles of Incorporation, the Company may grant options for the purchase of its shares to certain qualified officers and employees. Set forth below are the details of the Company's stock option plan as currently contained in its Articles of Incorporation (the "Stock Option Plan"). In order to qualify for participation in the Stock Option Plan, officers and employees must have the ability to contribute to, the establishment, development or technological innovation of the Company. Notwithstanding the foregoing, the following criteria shall not be eligible to receive options under the Stock Option Plan; (i) the Company's largest shareholder and its specially related parties, as defined in the Securities and Exchange Act of Korea (the "Securities Act of Korea"), (ii) major shareholders and their specially related parties, as defined in the Securities Act of Korea, and (iii) any shareholder who would become a major shareholder upon exercise of stock options granted under the Stock Option Plan. Under the Securities Act of Korea, a major shareholder is defined as a shareholder who (i) holds 10% or more of shares issued and outstanding or (ii) has actual control over major management decisions. Under the Securities Act of Korea the largest shareholder of a company is the person who holds the largest number of issued and outstanding shares of the company. The specific terms and conditions of stock options granted under the Stock Option Plan shall be approved at a duly convened shareholders' meeting. Under the Company's Articles of Incorporation, stock options shall be offered through
(i) issuance of new shares, or (ii) payment in cash or treasury stock held by the Company of the difference between the market price of its shares and the option exercise price. The maximum aggregate number of the Company's shares available for issuance under the Stock Option Plan shall not exceed 15% of the total number of its shares outstanding. The stock options may not be granted to all officers and employees at the same time. Any single officer or employee may not be granted stock options for the shares exceeding 10% of the shares issued and outstanding. Stock options granted under the Stock Option Plan will have a minimum exercise price equal to the arithmetic mean of (i) the weighted average of the daily market share prices for the two-month period prior to the date on which the stock options are granted, (ii) the weighted average of the daily market share prices for the one-month period prior to such date and (iii) the weighted average of the daily market share prices for the one-week period prior to such date. When new shares are issued upon the exercise of the stock options, the option exercise price shall not be less than the par value of the Company's shares. Stock options granted under the Stock Option Plan may be exercised after the third anniversary date of the shareholders' meeting at which the grant of stock options under the Stock Option Plan is approved but prior to the seventh anniversary date thereof, unless otherwise revoked by the board of directors. The board of directors may revoke stock options granted under the Stock Option Plan if (i) a beneficiary resigns prior to the exercise of the stock options, (ii) the beneficiary causes significant loss to the Company by his or her negligence or wilful misconduct, or (iii) an event of termination specified in the Stock Option Plan occur. Shares purchased upon the exercise of stock options granted under the Stock Option Plan will not, at the time of their issuance, be registered with the Securities and Exchange Commission but may be salable in the public market in the United States in accordance with Rule 144 under the Securities Act and applicable Korean laws and regulations.

The Company adopted the following material changes with respect to its Stock Option Plan:

- persons entitled to receive stock options has been expanded to include researchers, faculty members of a university, practising lawyers, certified public accountants who possess technological or managerial capabilities and Universities and Research Institutes;

- the number of stock options granted at any one time cannot exceed 50% of the total issued and outstanding shares of the Company;

- stock option holders shall be entitled to exercise their stock options only after having served in the Company for two (2) years; and
- the exercise price per share upon exercise of stock options shall not be less than the greater of the market price of shares valued as of the date of the grant of the stock options or the par value of the shares concerned.

On February 23, 2000, the Company granted stock options to its executive officers, directors and 16 employees to purchase 19,874 (496,850 post Stock Split shares) of its common shares at a price of $22.00 per shares ($.88 per post Share Split). Stock options granted to its executive officers and directors will vest on February 23, 2003 and are exercisable until February 22, 2007. On March 19, 2001, the Company granted stock option to its executive officers, directors and 13 employees to purchase 425,250 common shares at an exercise price of Won 680 (equivalent to $0.53 at the spot exchange rate of Won 1,298 to $1) per share. The options will vest on March 19, 2004 and are exercisable until March 18, 2008.

SHARE  OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of July 12, 2002, after taking into effect the Acquisition and the Stock Splits of: (a) each person who is known to the Company to own beneficially more than 5% of the Company's outstanding common stock, (b) each of the Company's directors and officers, and
(c)  all  directors  and  officers  of  the  Company,  as  a  group:

Name and address of beneficial owner   Amount Stock Beneficially Owned  Percentage of Class
and position with the company                         .                          .


Myeong, Hyeong-seong. . . . . . . . .  1,281,100 common shares                 8.06%
(President, CEO and Director)
#997-4 Daechi-dong
Gangnam-gu, Seoul, Korea

Park, Sang-yeul (Director). . . . . .     87,500 common shares                 0.55%
687-6 Sangoan-ri, Hongchun-eup,
 Hongchun- kun, Kangwon-do, Korea

Lee Soo-rang. . . . . . . . . . . . .    205,175 common shares                 1.29%
(Director, Manager of
Research and Development)
#997-4 Daechi-dong Gangnam-
gu,Seoul, Korea

Kim, Ki-won . . . . . . . . . . . . .   265,000 common shares                  1.67%
(Diector, Domestic Sales)
#997-4 Daechi-dong
Gangnam-gu, Seoul, Korea

Min, Jae-ki . . . . . . . . . . . . .    Nil                                     Nil
(Statutory Auditor)
#997-4 Daechi-dong
Gangnam-gu
Seoul, Korea

Park, Hee-yo. . . . . . . . . . . . .   107,575 common shares                   0.67%
(General Manager)
#974-4 Daechi-dong
Gangnam-gu, Seoul, Korea


ITEM  7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS
       ----------------------------------------------------------------

A.     MAJOR  SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of June 27, 2002, by (1) each person known to us to own beneficially more than five percent (5%) of our shares, and (2) all of our directors and executive officers as a group.


Name and address                                                Amount Stock Beneficially  Percentage of Class
                                                                          Owned


Terasource Kosdaq Venture Investment.
8FR Dongshin Bldg. 141-30 Samseong-. . . . . . . . . . . . . .  2,066,700 common shares                  12.99%
dong Kangnam-gu Seoul Korea

Terasource Venture Investment Capital
8FR Dongshin Bldg. 141-30 Samseong-. . . . . . . . . . . . . .  403,900 common shares                      2.5%
dong Kangnam-gu Seoul Korea

Terasource Venture Capital Fund 2
8FR Dongshin Bldg. 141-30 Samseong-. . . . . . . . . . . . . .  1,070,270 common shares                    6.7%
dong Kangnam-gu Seoul Korea

Terasource Venture Capital Fund 3
8FR Dongshin Bldg. 141-30 Samseong-. . . . . . . . . . . . . .  1,551,350 common shares                    9.7%
dong Kangnam-gu Seoul Korea

Terasource Venture Capital Fund 4
8FR Dongshin Bldg. 141-30 Samseong-. . . . . . . . . . . . . .  378,380 common shares                     2.37%
dong Kangnam-gu Seoul Korea


The Hong Group of Companies
including:
Serome Investment Co. Ltd. (as to
1,085,675shares), 151-7 Samseong-
Dong Kangnam-Gu Seoul Korea; . . . . . . . . . . . . . . . . .  3,325,900 common shares                  20.91%
Mok-Won Assets Management Co. Ltd
(as to 1,375,000 shares),2004 Ho, Anam
tower 702-10 Yuksam-dong Kangnam-
ku, Seoul, Korea;
Bio & Medical Research Co. Ltd. (as to
524,425 shares), 702-10 Yuksam-dong, Kangnam-ku, Seoul, Korea;
Ki-tae Hong (as to 127,800 shares) and
Hye-sook Lee (as to 213,000
shares).151-7 Samseong-Dong
Kangnam-Gu Seoul Korea

All Officers and Directors as a Group. . . . . . . . . . . . .  1,946,350 common shares                  12.24%

B.  RELATED  PARTY  TRANSACTIONS

There is no known relationship between any of the Directors and Officers of the Company with major clients or provider of essential products and technology.

In the event conflicts do arise the Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to the Company and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company on or behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

ITEM  8.  FINANCIAL  INFORMATION
       --------------------------------
See  "Item  18-  Financial  Statements"

LEGAL  PROCEEDINGS

We  are  not  party  to  any  material  legal  proceedings.

DIVIDEND  POLICY

We intend to retain any earnings for use in our business. We do not intend to pay dividends on our shares for the foreseeable future. Dividends, if any, on the outstanding shares are recommended by the board of directors and must be approved at our annual general meeting of shareholders. This meeting is generally held in March each year, and the dividend in respect of the preceding year is generally paid shortly thereafter. The declaration of dividends is subject to the discretion of the shareholders, and consequently, no assurance can be given to the amount of dividends per share or that any such dividends will be declared. Future cash dividends, if any, will also depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as may deem relevant. Loan agreements and contractual arrangements entered into by Meridian may also restrict distributions of dividends.

ITEM  9.  THE  OFFER  AND  LISTING
              ----------------------------------
Not  Applicable

ITEM  10.  ADDITIONAL  INFORMATION
             ----------------------------------
A.  SHARE  CAPITAL
The Company had 567,853 shares of common stock issued and outstanding prior to the Acquisition of By George, and 635,995 shares issued and outstanding following the Acquisition. Effective February 15, 2001 the Company forward split all of its outstanding common shares on the basis of 10 new shares of common stock of the Company for each issued share of common stock of the Company resulting in a total of 6,359,950 shares of common shares par value 500 Won per share in the capital stock of the Company being issued and outstanding (the "First Stock Split"). Effective March 19, 2001 the Company forward split all of its outstanding common shares on the basis of 5 new shares of common stock of the Company for every 2 issued shares of common stock of the Company resulting in a total of 15,899,875 shares of common shares par value 200 Won per share in the capital stock of the Company being issued and outstanding (the "Second Stock Split") (the First Stock Split and the Second Stock Split collectively referred to as the "Stock Split").

B.  ARTICLES  OF  INCORPORATION
GENERAL
The Company is authorized to issue 50,000,000 shares of common stock, each share of common stock having equal rights and preferences, including voting privileges. The Company is not authorized to issue shares of preferred stock. As of April 26, 2001 and taking into account the Merger, and the Stock Split there were 15,899,875 shares of the Company's stock issued and outstanding. The shares of common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefore; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share rateably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of the Company's common stock have no conversion, pre-emptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

DIVIDENDS
Dividends are distributed to shareholders in proportion to the number of shares of capital stock owned by each shareholder following approval by the shareholders at a general meeting of shareholders. Under the Commercial Code and the Company's Articles of Incorporation, the Company will pay, to the extent declared, full annual dividends on newly issued shares. The Company may declare dividends annually ("annual dividends") at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. Shortly after the annual general meeting, the annual dividend is paid to the shareholders of record as of the end of the preceding fiscal year. Annual dividends may be distributed either in cash or in shares provided that shares must be distributed at par value and dividends in shares may not exceed one-half of the annual dividend. Under the Commercial Code and the Company's Articles of Incorporation, the Company does have an obligation to pay any annual dividend unclaimed for five years from the payment date. The Commercial Code provides that a company shall not pay an annual dividend unless it has set aside in its legal reserve an amount equal to at least one-tenth of the cash portion of such annual dividend or has a legal reserve of not less than one-half of its stated capital. The Commercial Code also provides that a company may pay an annual dividend out of the excess of its net assets over the sum of (i) its stated capital, (ii) the aggregate amount of its capital surplus reserve and legal reserve which have been accumulated up to the end of the relevant dividend period, and (iii) the legal reserve to be set aside in respect of such annual dividend. Such reserves are not available for payment of cash dividends but may be transferred to capital stock or used to reduce an accumulated deficit through a shareholder action.

DISTRIBUTION  OF  FREE  SHARES
In addition to dividends in the form of shares to be paid out of retained or current earnings, the Commercial Code permits a company to distribute to is shareholders an amount transferred form the capital surplus or legal reserve to stated capital in the form of free shares. Such distribution must be made pro rata.

PREEMPTIVE  RIGHTS  AND  ISSUANCE  OF  ADDITIONAL  SHARES
The authorized but unissued shares may be issued at such times and, unless otherwise provided in the Commercial Code, upon such terms as the board of directors of a company may determine. The new shares must be offered on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders' register as of the record date. The Company's shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings, provided that pursuant to the Articles of Incorporation, new share that are (i) issued by public offering in accordance with the Securities and Exchange Law of Korea, (ii) represented by depositary receipts,
(iii) issued to foreigners in accordance with the Foreign Investment Promotion Law of Korea within 33% of the total number of shares outstanding, (iv) issued to the Company's employee stock ownership association up to 20% of the newly issued shares (to the extent the total number of shares so subscribed and held by the members of the employee stock ownership association does not exceed 20% of the total number of shares), (v)issued outside Korea for listing on a foreign stock exchange or foreign securities market trading securities by means of an electronic or a quotation system, (vi) issued according to a stock option plan,
(vii) issued to a domestic corporation having a strategic relationship with the Company in connection with the Company's management or technology of up to 5% of the total number of issued and outstanding shares after such issuance,
(viii)issued as consideration for the acquisition of the stock or assets of another company up to less than 20% of the total number of issued and outstanding shares, or (ix) issued through general public offering in accordance with the Securities and Exchange Law of Korea may be issued pursuant to a resolution of the board of directors to persons other than existing shareholders. Under the Commercial Code, a company may vary, without shareholder approval, the terms of such pre-emptive rights for different classes of shares. Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the shareholders' register is closed) prior to the record date. The Company will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to such deadline. If a shareholder fails to subscribe on or before such deadline, such shareholder's preemptive rights will lapse. The board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur. If the Company adopts the New Articles of Incorporation newly issued shares can be issued pursuant to a resolution of the board of directors of the Company to persons other than existing shareholders of the Company under the following cases (i) the Company offers new shares or allows underwriters to underwrite new shares in accordance with Article 2 and Article 8 of the Securities Exchange Act of Korea;(ii) the Company issues new shares through a public offering by the resolution of the Board of Directors in accordance with Article 189-3 of the Securities Exchange Act of Korea; (iii) the Company issues new shares through exercises of stock options in accordance with Article 16-3 of the Venture Company Promotion Special Measures Act of Korea; (iv) the Company issues new shares for the purpose of listing or registration on or with a foreign securities exchange or market;(v) the Company issues new shares for foreign direct investments in accordance with the Foreign Investment Promotion Act as needed for business purposes, including but not limited to improvement of the financial structure;(vi) the Company issues new shares to another company with which the Company forms or intends to form a business alliance relationship for the purpose of technology transfer; or (vii) the Company issues new shares for consideration for the acquisition of the shares or assets of another company or the assets of a person.

GENERAL  MEETING  OF  SHAREHOLDERS
Under the Commercial Code, the ordinary general meeting of shareholders is held within three months after the end of each fiscal year and, subject to board resolution or court approval, an extraordinary general meeting of shareholders may be held as necessary or at the request of holders of an aggregate of 3% or more of the outstanding shares of a company or at the request of a company's statutory auditor or audit committee. Under the Commercial Code, written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. Currently, the Company uses The Korean Economic Daily for the purpose of providing public notices. Shareholders not on the shareholders' register as of the record date are not entitled to receive notice of the annual general meeting of shareholders or attend or vote at such meeting. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, shareholders holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The board of directors may decline such proposal if it is in violation of the relevant laws and regulations of the Company's Articles of Incorporation. The general meeting of shareholders is held at the Company's headquarters or, if necessary, may be held anywhere in the vicinity of the Company's headquarters.

VOTING  RIGHTS
Holders of the Company's shares are entitled to one vote for each share, except that voting rights with respect to shares held by the Company and shares held by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by the Company, may not be exercised. Cumulative voting is precluded in the Company's Articles of Incorporation. Under the Commercial Code, for the purpose of electing the Company's statutory auditors, a shareholder holding more than 3% of the total shares may not exercise voting rights with respect to such shares in excess of such 3% limit. The Commercial Code also provides that in order to amend the Company's Articles of Incorporation (which is required for any change to the Company's authorized share capital) and for certain other instances, including removal of any of the Company's director and statutory auditor, dissolution, merger or consolidation, transfer of the whole or a significant part of the Company's business, acquisition of all of the business of any other company or issuance of new shares at a price lower than their par value, an approval from holders of at least two-thirds of those shares present or represented at such meeting is required, provided that such super-majority also represents at least one-third of the total issued and outstanding shares. A shareholder may exercise his voting by proxy given to any person. The proxy must present a document evidencing the power of attorney prior to the start of the general meeting of shareholders.

REGISTRATION  OF  SHAREHOLDERS  AND  RECORD  DATE
Pacific Corporate Trust Company of Vancouver BC Canada ("Pacific Corporate") will be the Company's sole transfer agent. Pacific Corporate will maintain the register of the Company's shareholders and register of transfers of registered shares traded. For the purpose of determining the holders of the Company's shares entitled to annual dividends, the register of shareholders is closed for a period following December 31 and ending on the close of the ordinary general shareholders' meeting for such fiscal year. The record date for annual dividends is December 31. Further, the Commercial Code and the Company's Articles of Incorporation permit the Company, upon at least two weeks' public notice, to set a record date and/or close the register of shareholders entitled to certain rights pertaining to the Company's shares. The trading of the Company's shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

ANNUAL  AND  PERIODIC  REPORTS
At least one week prior to the annual general meeting of shareholders, the Company's annual report and audited non-consolidated financial statements must be made available for inspection at the Company's principal office and at all branch offices. Copies of annual reports, the audited consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to the Company's shareholders. In addition, the Company will dispatch the copies of its financials and statements and business report to its shareholders at least two weeks prior to the date of the annual general meeting of shareholders.

TRANSFER  OF  SHARES
Under the Commercial Code, the transfer of shares is effected by delivery of share certificates but, in order to assert shareholders' rights against the Company, the transferee must have his name and address registered on the register of shareholders. For this purpose, shareholders are required to file their name, address and seal or specimen signature with the Company. Under the regulations of the Financial Supervisory Commission of Korea, non-resident shareholders may appoint a standing proxy and may not allow any person other than such standing proxy to exercise rights regarding the acquired shares or perform any task related thereto on his behalf, subject to certain exceptions. Under current Korean regulations, securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks), investment management companies in Korea, internationally recognized foreign custodians and the Korean Securities Depository are authorized to act as agents and provide related services.

ACQUISITION  BY  THE  COMPANY  OF  SHARES
The Company generally may not acquire its own shares except in certain limited circumstances, including, without limitation, a reduction in capital. Under the Commercial Code, except in case of a reduction in capital, any of the Company's own shares acquired by it must be sold or otherwise transferred to a third party within a reasonable time.

LIQUIDATION  RIGHTS
In the event of a liquidation of the Company remaining after payment of all debts, liquidation expenses and taxes will be distributed among shareholders in proportion to the number of the Company's shares held.

INSPECTION  OF  BOOKS  AND  RECORDS
Under the Commercial Code, any individual shareholder or shareholders having at least 3% of all outstanding shares (irrespective of voting or non-voting shares) of a Korean corporation may inspect books and records of the corporation.

C.  MATERIAL  CONTRACTS
None

D.  EXCHANGE  CONTROLS
GENERAL
The Foreign Exchange Transaction Law of Korea and the Presidential Decree and regulations established there under (collectively the "Foreign Exchange Transaction Laws") regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Ministry of Finance and Economy. The Financial Supervisory Commission also has adopted, pursuant to the delegated authority under the Securities and Exchange Law of Korea, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances are likely to occur, it may require certain investors to obtain prior approval for certain Capital Transactions as defined in the Foreign Exchange Transaction Laws from the relevant Korean authority or to deposit a certain portion of the investors' holdings in Korea. Such emergency circumstances include sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or a substantial disturbance in the Korean financial and capital markets.

GOVERNMENT  REPORTING  REQUIREMENTS
In order for the Company to issue its shares outside of Korea, the Company is required to file a prior report of such issuance with the Ministry of Finance and Economy. No further approval from the Government is necessary fort he issuance of the Company's shares. Furthermore, prior to making an investment to 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to a Korean bank pursuant to a delegation by the Ministry of Commerce, Industry and Energy. Subsequent sale by such investor of the shares will also require a prior report to such bank.

DIVIDEND  TO  BE  DECLARED  IN  WON
The Company currently is not in the position to pay dividends on its shares for the foreseeable future. However, if the Company declares cash dividends, such dividends will be declared in Won. In order for the Company to pay such dividends outside Korea, such dividends will be converted into Dollars and remitted to the shareholders, subject to certain conditions. The Company will convert dividend amounts in foreign currency and remit them to shareholders abroad. No governmental approval is required for foreign investors to receive dividends. However, in order for the Company to convert the Won amount in foreign currency and to remit such amount abroad, relevant documents must be submitted to the foreign exchange bank to verify (i) that the amount being paid conforms to the amount required to be paid and (ii) whether all necessary legal procedures have been completed.

E.  TAXATION

KOREAN  TAXATION
The following is a summary of the principal Korean tax consequences to owners of our shares that are non-resident individuals or non-Korean corporations without a permanent establishment in Korea to which the relevant income is attributable ("non-resident holders"). The statements regarding Korean tax laws set forth below are based on the laws in force and as interpreted by the Korean taxation authorities as of the date hereof. This summary is not exhaustive of all possible tax consideration which may apply to a particular investor and prospective investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of our shares, including specifically the tax consequences under Korean law, the laws of the jurisdiction of which they are resident, and any tax treaty between Korea and their country of residence, by consulting their own tax advisors.

TAXATION  OF  DIVIDENDS
For the purposes of Korean taxation of distributions of profits either in cash or shares made on the Company's shares, a non-resident holder will be treated as the owner of the Company's shares. Dividends paid (whether in cash or in shares) to a non-resident holder are generally subject to withholding tax at a rate of 27.5% or such lower rate as is applicable under a treaty between Korean and such non-resident holder's country of tax residence. Such tax is required to be deducted from such dividends and only the net amount is paid to the non-resident holder of the Company's shares. Under the U.S. - Korea Tax Treaty, the maximum rate of withholding on dividends paid to United States residents eligible for treaty benefits and beneficial owners of such dividend generally is 15% (10% if the recipient of the dividends is a U.S. corporation and owned at least 10% of the outstanding shares of voting stock of the relevant Korean company during any part of its taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year {if any} and certain other conditions are satisfied) which does not include withholding of local tax. In addition, a local surtax will be included in the withholding, therefore the maximum rate of withholding is generally 16.5%. The aforementioned maximum rate on withholding of dividends does not apply if the United States resident has a permanent establishment in Korea and the shares to which the dividends are paid are connected with such permanent establishment. Distribution of free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital may be treated as dividends subject to Korean tax. However, stock splits, if any, will not be treated as dividends.

TAXATION  OF  CAPITAL  GAINS
A non-resident holder will be subject to Korean taxation on capital gains realized on a sale of our shares unless the non-resident holder is eligible for the benefits of an applicable tax treaty exempting such capital tax. In addition, the capital gains realized from the transfer of shares listed on certain foreign stock exchanges (including the Nasdaq National Market), insofar as the transfer is completed through such stock exchange, are exempted from Korean income taxation by virtue of the Tax Exemption and Limitation Law. Under the U.S.-Korea tax treaty, capital gains realized by holders that are residents of the United States eligible for treaty benefits will not be subject to Korean taxation upon the disposition of our shares, with certain exceptions. In the absence of any applicable treaty or the exemption under the Tax Exemption and Limitation Law, a non-resident holder will generally be subject to Korean taxation on capital gains realized on a sale of our shares at the rate of the lesser of 27.5% of the gains or 11% of the gross sales proceeds until December 31, 2000 and the lesser of 26 7/8% of the gains and 10 3/4% of the gross sales proceeds thereafter. See "-Withholding of Taxes."

APPLICATION  OF  THE  U.S.-KOREA  TAX  TREATY
Under the U.S.-Korea tax treaty, a resident of the United States means (i) a United States corporation and, (ii) any other person (except a corporation or any entity treated under United States law as a corporation) resident in the United States for purposes of its tax, but in the case of a person acting as partner or fiduciary only to the extent that the income derived by such person is subject to United States tax as the income of a resident. Further, the reduced Korean withholding tax rate on dividends and capital gains under the U.S.-Korea Tax Treaty would not be available if (a) the U.S. resident holders are certain investment or holding companies or (b) the dividends or capital gains derived by residents of the United States from our shares are effectively connected with the United States residents' permanent establishment in Korea or, in the case of capital gains derived by an individual, (i) such United States resident maintains a fixed base in Korea for a period aggregating 183 days or more during the taxable year and our shares are effectively connected with such fixed base or (ii) such United States resident is present in Korea for 183 days or more during the taxable year.

SECURITIES  TRANSACTION  TAX
Under the Securities Transaction Tax Law of Korea, securities transaction tax to be imposed at the rate of 0.5% (this rate may be reduced to 0.3%, including other surtax, if traded through the Korea Stock Exchange or KOSDAQ) will not be imposed on the trading of shares through a foreign stock exchange on which the shares are listed. Although there has been no established precedent on the point of whether the Nasdaq National Market will be included in the definition of "foreign stock exchange" for the purpose of Securities Transaction Tax Law, it is likely that the securities transaction tax will not be imposed on the trading through the Nasdaq National Market. Further, securities transaction tax will not be applied if the sale is executed between non-residents without permanent establishments in Korea and the non-resident holder (together with our shares held by any entity which has a certain special relationship with such non-resident) did not own 10% or more of the total issued and outstanding shares at any time during the five years before the year within which the transfer occurs and the non-resident holder did not sell such shares through a securities broker in Korea.

INHERITANCE  TAX  AND  GIFT  TAX
Under Korean inheritance and gift tax laws, shares issued by Korean corporations are deemed located in Korea irrespective of where they are physically located or by whom they are owned. Therefore, Korean inheritance tax and gift tax are imposed with respect to our shares. The taxes are imposed currently at the rate of 10% to 50%, if the value of the relevant property is above a certain limit and vary according to the identity of the parties involved. At present, Korea has not entered into any tax treaty with respect to inheritance or gift tax.

WITHHOLDING  OF  TAXES
Under Korean tax law, holders of our shares in the United States will generally be subject to Korean withholding taxes on the capital gains and dividend payments by us in respect of those shares, unless exempted by a relevant tax treaty or the Tax Exemption and Limitation Law. Failure to withhold Korean taxes may result in the imposition of the withholding tax itself and 10% penalty tax, and, if prosecuted, a criminal penalty of an imprisonment up to one year and/or a fine up to the tax amount, on the relevant withholding agent. We, as payer of dividends, will act as withholding agent for the collection of Korean tax on such dividend payment. The capital gains realized from the transfer of shares listed and traded on the Nasdaq National Market are exempt from Korean income taxation by virtue of the Tax Exemption and Limitation Law. Korean tax law provides that, in case of transfer of Korean shares, the Korean securities broker broking such transfer, or if there is no such securities broker, the purchaser is required to withhold the relevant Korean capital gains taxes.

UNITED  STATES  FEDERAL  INCOME  TAXATION
The following is a general discussion of the material United States federal income tax consequences of purchasing, owning, and disposing the common shares if you are a U.S. Holder (as defined below) and hold the common shares as capital assets for United States federal income tax purposes. This discussion does not address all of the tax consequences relating to the ownership of the common shares, and does not take into account U.S. Holders subject to special rules including:
-     dealers  in  securities  or  currencies;
-     financial  institutions;
-     tax-exempt  entities;
-     banks;
-     life  insurance  companies;
-     traders  in  securities  that  elect  to  mark-to-market their securities;
- persons that hold common shares as a part of a straddle or a hedging, or conversion transaction;
-     persons  liable  for  the  alternative  minimum  tax;
- persons that actually or constructively owns 10% or more of our voting stock; or
-     persons  whose  "functional  currency"  is  not  the  U.S.  dollar.
This discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, final, temporary, and proposed Treasury regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
You  are  a  "U.S.  Holder"  if  you  are:
-     a  citizen  or  resident  of  the  United  States;
- a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;
- an estate the income of which is subject to United States federal income taxation regardless of its source;
-     a  trust:
- if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust; or
- that has elected to be treated as a United States person under applicable Treasury regulations.
This  discussion  addresses  only  United  States  federal  income  taxation.

F.     DIVIDENDS  AND  PAYING  AGENT
Not  Applicable

G.     STATEMENTS  BY  EXPERTS
Not  Applicable

H.     DOCUMENTS  ON  DISPLAY
Not  Applicable

I.     SUBSIDIARY  INFORMATION
See  Item  18.  Notes  to  Financial  Statements

ITEM  11.  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK
---------------------------------------------------------------------------
MARKET  RISK  DISCLOSURE
Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in market rates of interest and foreign exchange. The Company's primary market risk exposures are fluctuations in exchange rates, interest rates and equity prices. The Company is exposed to foreign exchange risk related to export sales denominated in foreign currency. All of the Company's export sales are denominated in U.S. Dollars, regardless of the currencies of the countries/regions in which the purchasers are located. For the year ended December 31, 2001, the Company had an aggregate of Won 689.4 million in Dollar- denominated export sales, accounting for 10.1% of the Company's total revenues. The Company has no other significant foreign currency denominated revenue. As a result, changes in the foreign exchange rate between the Won and the Dollar may significantly affect the Company due to the effect of such changes on the amount of payment, denominated in Won, the Company receives from foreign purchasers on the export sales. As of December 31, 2001, all of the Company's liabilities are denominated in Won. Therefore, if the Won depreciates against the Dollar by 10% and all other variables are held constant from their levels for the year ended December 31, 2001, the Company estimates that the payment receivable from its overseas customers will decrease by approximately Won 68.9 million (US$53,301) in 2002. The Company is exposed to interest rate risk due to significant amounts of short-term and long-term debt. Upward fluctuations in interest rates increase the cost of additional debt. However, as of December 31, 2001, the Company had no floating rate borrowings. Currently the Company does not use any derivatives or other financial instruments to mitigate these risks discussed above.

ITEM  12.  DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES
-----------------------------------------------------------------------
Not  applicable.

PART  II

ITEM  13.  DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES
--------------------------------------------------------------
The Company is not currently in default, arrears or delinquent with respect to any of its debt obligations or other responsibilities.

ITEM 14. MATERIAL MODIFICATIONS TOTHE RIGHTS OFSECURITY HOLDERS AND USE OF
--------------------------------------------------------------------------
PROCEEDS
--------
Not  Applicable

ITEM  15.
---------
Not  Applicable

ITEM  16.
---------
Not  Applicable

ITEM  17.
---------
Not  Applicable

ITEM  18.  FINANCIAL  STATEMENTS
--------------------------------

                           INDEPENDENT AUDITORS' REPORT
                           ---------------------------


TO  THE  SHAREHOLDERS  AND  BOARD  OF  DIRECTORS
MERIDIAN  CO.,  LTD.

We have audited the accompanying consolidated balance sheets of Meridian Co., Ltd.("the Company") and its subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Co., Ltd. and its subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


                                   (Continued)
                     INDEPENDENT AUDITORS' REPORT, CONTINUED

As discussed in Note 26 to the consolidated financial statements, the operations of the Company have been significantly affected, and will continue to be affected for the foreseeable future, by the general unstable economic conditions in Korea and in the Asia Pacific region. It is currently uncertain what the resulting effect will be on the future operations and financial position of the Company and its subsidiaries. The ultimate outcome of this matter cannot presently be determined. Accordingly, the accompanying consolidated financial statements do not include any adjustments that might result from those uncertainties.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's negative cash flows from operations, cumulative deficit and negative net assets raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 15 to the consolidated financial statements, certain errors resulting in understatement of net loss for the year ended December 31, 1999 and overstatement of net loss for the year ended December 31, 2000, were discovered by management of the Company during the current year. Accordingly, an adjustment has been made to accumulated deficit as of December 31, 1999 and 2000, to correct the error.

SamDuk  Accounting  Corporation
                                Republic of Korea
April  27,  2002


12/F  SeoHeung  Bldg.
68  Keonji-Dong,  Jongro-Ku
Seoul,  Korea


                                      MERIDIAN CO., LTD.
                                  CONSOLIDATED BALANCE SHEETS
                               As of December 31, 2001 and 2000
                                       (in U.S. dollars)


A S S E T S                                                             2001          2000

Current assets :
  Cash and cash equivalents (Note 2e). . . . . . . . . . . . . . .  $   105,216   $   398,625
  Short-term investments(Notes 2f, 2t, 9) . . . . . .  . . . . . .      841,476         2,647
  Accounts receivable - trade, net of allowance for doubtful
    accounts of $863,327 and $116,322, respectively (Notes 2g, 17)    1,759,821     2,708,607
  Short-term loans-net (Note 3). . . . . . . . . . . . . . . . . .       89,798       146,327
  Accounts receivable - other (Note 16). . . . . . . . . . . . . .       20,231       274,539
  Inventories (Notes 2h, 4). . . . . . . . . . . . . . . . . . . .    1,187,989     1,093,137
  Other current assets (Note 5). . . . . . . . . . . . . . . . . .      123,414       164,314

    Total current assets . . . . . . . . . . . . . . . . . . . . .    4,127,945     4,788,196

Investments and other assets
  Investments (Notes 2i, 2t, 6, 20). . . . . . . . . . . . . . . .       41,216       115,470
  Long-term and restricted bank deposits . . . . . . . . . . . . .       80,929       108,524
  Long-term loans-net (Notes 2g, 2k, 3). . . . . . . . . . . . . .      220,672       383,695
  Guaranty deposits. . . . . . . . . . . . . . . . . . . . . . . .       90,836        85,642

    Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      433,653       693,331

Property, plant and equipment - net (Notes 2l, 7)
  Land . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      706,591       732,524
  Buildings. . . . . . . . . . . . . . . . . . . . . . . . . . . .      524,198       543,436
  Furniture and fixture. . . . . . . . . . . . . . . . . . . . . .      752,628       690,627
  Others . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      142,675       144,876
                                                                      2,126,092     2,111,463
                                                                    ------------
  Less accumulated depreciation. . . . . . . . . . . . . . . . . .     (670,797)     (583,068)

    Net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,455,295     1,528,395

Intangible assets
Goodwill (note20). . . . . . . . . . . . . . . . . . . . . . . . .            -        74,024
Others . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          932         1,249

Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          932        75,273

    TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . . .  $ 6,017,825   $ 7,085,195


LIABILITIES AND SHAREHOLDERS' EQUITY . . . . . . . . . . . . . . .         2001          2000

Current liabilities
  Accounts payable - trade (Note17). . . . . . . . . . . . . . . .  $   965,502   $ 1,215,433
  Short-term borrowings (Notes 8,17) . . . . . . . . . . . . . . .    1,587,573     1,491,875
  Accounts payable - other (Note17). . . . . . . . . . . . . . . .      636,342       487,582
  Current portion of long-term debt (Note 9) . . . . . . . . . . .      251,535       425,667
  Others . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      212,374       158,996

    Total current liabilities. . . . . . . . . . . . . . . . . . .    3,653,326     3,779,553

Long-term borrowings (Note 9). . . . . . . . . . . . . . . . . . .    1,094,057     1,181,381
Debentures-net(Notes 1, 10). . . . . . . . . . . . . . . . . . . .    1,136,448             -
Long-term accounts payable-other (Notes 11, 21). . . . . . . . . .       90,207       133,868
Retirement and severance indemnities-net (Note 12) . . . . . . . .      247,701       171,392

    Total liabilities. . . . . . . . . . . . . . . . . . . . . . .    6,221,739     5,266,194

Commitments and contingencies (Note 16)

Minority interest. . . . . . . . . . . . . . . . . . . . . . . . .        6,593        26,691

Shareholders' equity
  Common stock - par value $0.17 per share : issued and
    outstanding 15,899,875 shares and 14,196,325 shares
    as of December 31, 2001 and 2000 (Note 13) . . . . . . . . . .    3,011,984     2,741,364
  Additional paid-in capital (Note 13) . . . . . . . . . . . . . .      817,769     1,088,389
  Appropriation for business rationalization . . . . . . . . . . .      224,659       247,854
  Accumulated deficit (Note 15). . . . . . . . . . . . . . . . . .   (3,869,737)   (1,976,810)
  Accumulated other comprehensive loss (Notes 2c, 2s). . . . . . .     (395,182)     (308,487)

    Total shareholders' equity,. . . . . . . . . . . . . . . . . .     (210,507)    1,792,310

    TOTAL LIABILITIES AND
       SHAREHOLDERS' EQUITY. . . . . . . . . . . . . . . . . . . .  $ 6,017,825   $ 7,085,195

                  See accompanying Notes to Consolidated Financial Statements


                                              MERIDIAN CO., LTD.
                         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                             For the years ended December 31, 2001, 2000 and 1999
                                              (in U.S. dollars)


                                                                        2001           2000          1999
Sales (Notes 2o,23)
  Product. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  5,289,561   $ 5,176,544   $ 5,212,887
  Services - R&D performed for third parties . . . . . . . . . . .             -             -        17,609
  Grant on government-sponsored R&D. . . . . . . . . . . . . . . .             -       127,496       136,595
                                                                       5,289,561     5,304,040     5,367,091

Cost of sales
  Cost of goods sold . . . . . . . . . . . . . . . . . . . . . . .     2,337,170     2,462,663     3,263,380
  Inventory write-down due to decline in market value (Note 2h). .       140,936       516,312       725,584
                                                                       2,478,106     2,978,975     3,988,964

Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,811,455     2,325,065     1,378,127

Selling, general and administrative expenses
  Advertising. . . . . . . . . . . . . . . . . . . . . . . . . . .        94,664        98,275        80,833
  Bad debt expense . . . . . . . . . . . . . . . . . . . . . . . .       791,118       109,683         8,259
  Commissions. . . . . . . . . . . . . . . . . . . . . . . . . . .       518,484       301,789       205,977
  Depreciation . . . . . . . . . . . . . . . . . . . . . . . . . .       103,026       135,051        31,130
  Employee benefit . . . . . . . . . . . . . . . . . . . . . . . .       163,351       184,338       147,390
  Entertainment. . . . . . . . . . . . . . . . . . . . . . . . . .       135,333       155,958        59,704
  Overseas market development. . . . . . . . . . . . . . . . . . .        96,664       204,198        78,987
  Rent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        65,618       100,686        69,738
  Research and development . . . . . . . . . . . . . . . . . . . .       555,865       540,671       855,151
  Salaries . . . . . . . . . . . . . . . . . . . . . . . . . . . .       854,137       960,253       545,005
  Others . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       617,890       548,074       313,840
                                                                       3,996,150     3,338,976     2,396,014

Operating loss . . . . . . . . . . . . . . . . . . . . . . . . . .    (1,184,695)   (1,013,911)   (1,017,887)

Other income
  Interest income. . . . . . . . . . . . . . . . . . . . . . . . .        60,520        84,883        17,673
  Gain on disposal  of investment securities (Note 6). . . . . . .        41,372       230,302     1,146,009
  Others . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        87,033        85,288        52,702
                                                                         188,925       400,473     1,216,384
Other expenses
  Interest expense . . . . . . . . . . . . . . . . . . . . . . . .       360,239       322,271       244,364
  Non-trade bad debt expense . . . . . . . . . . . . . . . . . . .       460,889        92,832       177,810
  Write off of goodwill. . . . . . . . . . . . . . . . . . . . . .        30,020             -             -
  Others . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        78,294        30,774        19,049
                                                                         929,422       445,877       441,223

Minority interest in net loss of consolidated affiliates . . . . .        19,302       367,789        14,074

Loss before provision for income taxes . . . . . . . . . . . . . .    (1,905,910)     (691,526)     (228,652)

  Income tax expense (Notes 2r, 18). . . . . . . . . . . . . . . .             -        11,551       130,037

Loss before extraordinary items. . . . . . . . . . . . . . . . . .    (1,905,910)     (703,077)     (358,689)

Extraordinary items
  Loss on bankruptcy of a subsidiary . . . . . . . . . . . . . . .       (10,212)            -             -
  Gain on exemption of debt
    - less applicable taxes of  $1,185 in 2000 and $2,549 in 1999.             -         6,391        11,932
  Loss on repayment of debt
    - less applicable taxes of  $4,141 in 1999 . . . . . . . . . .             -             -       (25,850)
                                                                         (10,212)        6,391       (13,918)
                                                                                                 ------------

Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (1,916,122)     (696,686)     (372,607)

Other comprehensive loss
  Foreign currency translation gain (loss) . . . . . . . . . . . .       (43,252)     (218,967)       81,290
  Unrealized holding gain. . . . . . . . . . . . . . . . . . . . .             -        60,459             -
                                                                         (43,252)     (158,508)       81,290

Comprehensive loss . . . . . . . . . . . . . . . . . . . . . . . .   ($1,959,374)    ($855,194)    ($291,317)

Weighted average number of common shares . . . . . . . . . . . . .    15,703,850    14,071,325     8,371,325

Basic and diluted loss per common share (Note 2p)
  Loss before extraordinary items. . . . . . . . . . . . . . . . .        ($0.12)       ($0.05)       ($0.04)
  Extraordinary items. . . . . . . . . . . . . . . . . . . . . . .             -             -             -
    Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . .        ($0.12)       ($0.05)       ($0.04)
------------------------------------------------------------------

                         See accompanying Notes to Consolidated Financial Statements


                                               MERIDIAN CO.,LTD.
                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             For the years ended December 31, 2001, 2000 and 1999
                                              ( in U.S. dollars )


                                                                         2001           2000          1999
CASH FLOWS FROM OPERATING ACTIVITIES :
  Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . .   ($1,916,122)    ($696,686)    ($372,607)
  Add (deduct) items not using (providing) cash
    Depreciation and amortization . . . . . . . . . . . . . . . . .       203,737       261,245       135,024
    Provision for severance indemnities . . . . . . . . . . . . . .       120,972       113,777        77,294
    Provision for doubtful accounts . . . . . . . . . . . . . . . .     1,252,007       202,515       186,069
    Inventory write-down due to decline in market value . . . . . .       140,936       516,312       725,584
    Gain on sale of investment securities . . . . . . . . . . . . .       (41,372)     (230,302)   (1,146,009)
    Decrease (increase) in accounts receivable - trade. . . . . . .       100,475    (1,174,177)     (877,353)
    Decrease (increase) in accounts receivable - other. . . . . . .       191,914      (136,847)       70,289
    Decrease (increase) in inventory. . . . . . . . . . . . . . . .      (387,744)   (1,223,384)     (313,901)
    Decrease (increase) in other current assets . . . . . . . . . .        35,629      (138,336)       28,395
    Increase (decrease) in accounts payable - trade . . . . . . . .      (210,125)      684,795       568,270
    Increase (decrease) in accounts payable - other . . . . . . . .       168,607       297,968      (536,913)
    Increase (decrease) in other current liabilities. . . . . . . .        56,301      (229,226)     (129,853)
    Increase in long-term accounts payable - other. . . . . . . . .       (39,528)       24,269       119,459
    Retirement and severance payment. . . . . . . . . . . . . . . .       (31,961)      (47,415)      (92,764)
    Minority interest in net loss of consolidated affiliates. . . .       (19,302)     (367,789)      (14,074)
    Others. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        28,179       (84,181)       26,021
       Sub-total. . . . . . . . . . . . . . . . . . . . . . . . . .     1,568,725    (1,530,776)   (1,174,462)
                                                                     -------------

                                                                         (347,397)   (2,227,462)   (1,547,069)

CASH FLOWS FROM INVESTING ACTIVITIES :
  Decrease in short-term loans. . . . . . . . . . . . . . . . . . .        37,023        78,947     1,692,224
  Proceeds from sale of investment securities . . . . . . . . . . .        74,137       342,532     1,383,582
  Decrease in long-term and restricted bank deposits. . . . . . . .        24,123        60,000       290,981
  Decrease in long-term loans . . . . . . . . . . . . . . . . . . .             -        13,158        14,838
  Increase in short-term investments. . . . . . . . . . . . . . . .      (852,273)            -             -
  Increase in short-term loans. . . . . . . . . . . . . . . . . . .      (201,781)     (234,843)   (1,741,712)
  Acquisition of investment securities. . . . . . . . . . . . . . .       (59,501)       (4,386)     (107,394)
  Increase in long-term and restricted bank deposits. . . . . . . .             -      (106,588)       (8,416)
  Increase in long-term loans . . . . . . . . . . . . . . . . . . .             -             -      (597,532)
  Acquisition of property, plant and equipment. . . . . . . . . . .       (64,282)     (706,245)      (58,085)
  Others. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        12,581       (78,237)      454,185

                                                                       (1,029,973)     (635,662)    1,322,671

CASH FLOWS FROM FINANCING ACTIVITIES :
  Increase in short-term borrowings . . . . . . . . . . . . . . . .     1,360,659     1,240,833     1,167,862
  Increase in long-term borrowings. . . . . . . . . . . . . . . . .       209,242       342,105       193,567
  Proceeds from issuance of debentures. . . . . . . . . . . . . . .     1,150,646             -             -
  Contribution from minority interest of consolidated subsidiaries.             -       315,965        49,399
  Proceeds from issuance of common stock. . . . . . . . . . . . . .             -       669,344       825,764
  Repayment of short-term borrowings. . . . . . . . . . . . . . . .    (1,209,833)      (29,686)   (1,152,172)
  Repayment of current portion of long-term debt. . . . . . . . . .      (416,991)      (43,860)      (31,560)
  Repayment of long-term borrowings . . . . . . . . . . . . . . . .             -      (616,552)       (9,258)

                                                                        1,093,723     1,878,149     1,043,602

NET INCREASE (DECREASE) IN CASH . . . . . . . . . . . . . . . . . .      (283,647)     (984,975)      819,204

EFFECT OF EXCHANGE RATE ON CASH . . . . . . . . . . . . . . . . . .        (9,762)      (44,490)       86,961

CASH AT BEGINNING OF THE PERIOD . . . . . . . . . . . . . . . . . .       398,625     1,428,090       521,925

CASH AT END OF THE PERIOD . . . . . . . . . . . . . . . . . . . . .  $    105,216   $   398,625   $ 1,428,090

  Cash and cash equivalents are comprised of :
    Cash. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     10,682   $    15,070   $     1,102
    Term deposits . . . . . . . . . . . . . . . . . . . . . . . . .        94,534       383,555     1,426,988
                                                                     $    105,216   $   398,625   $ 1,428,090



                                                        MERIDIAN CO., LTD
                                                       CONSOLIDATED STATEMENTS
                                               OF CHANGES IN SHAREHOLDERS' EQUITY
                                      For the years ended December 31, 2001, 2000 and 1999
                                                        (in U.S. dollars)
                                                                                               Accumulated
                            Common Stock Issued        Additional     Appropriation                     Other          Accumulated
                                                          Paid-in     for Business     Accumulated   Comprehensive  Shareholders'
                                  Shares       Amount      Capital    Rationalization  (Deficit)     Income(Loss)   Equity Deficit)

  Balance at January 1, 1999 .   7,100,000   $ 1,546,154               $   95,315      ($754,978)      ($231,268)    $  655,223

  Issuance to sell
  new shares . . . . . . . . .   5,000,000       825,764                                                                825,764
  Conversion of
    convertible bonds. . . . .   1,346,325       235,577   $  552,914                                                   788,491
  Net loss . . . . . . . . . .                                                           (372,607)                     (372,607)
  Other comprehensive
  income (loss):
    Foreign currency
      translation gain . . . .                                                                             81,290        81,290
  Reclassification
  adjustment pursuant
       to legal appropriation
  requirement. . . . . . . . .                                              156,856      (156,856)
                              -----------     -----------   ------------   ---------   ------------   -----------  -------------

  Balance at December 31, 1999  13,446,325     2,607,495      552,914       252,171     (1,284,441)     (149,978)     1,978,161
  Issuance of sell
  new shares . . . . . . . . .     750,000       133,869      535,475                                                   669,344
  Net loss . . . . . . . . . .                                                            (696,686)                    (696,686)
  Other comprehensive
  income (loss):
      Foreign currency
  translation loss . . . . . .                                                                           (218,968)     (218,968)
      Unrealized holding gain.                                                                             60,459        60,459
  Reclassification adjustment
  pursuant
       to legal appropriation
  requirement. . . . . . . . .                                               (4,317)        4,317
                              -----------     -----------   ------------   ---------   ------------   -----------  -------------
  Balance at December 31, 2000  14,196,325     2,741,364    1,088,389        247,854    (1,976,810)      (308,487)     1,792,310
  Issuance of new shares . . .   1,703,550       270,620     (270,620)
  Net loss . . . . . . . . . .                                                          (1,916,122)                   (1,916,122)
  Other comprehensive
   income (loss):
    Foreign currency
      translation loss . . . .                                                                             (26,236)      (26,236)
    Reclassification
     adjustment for gains
      included in net income .                                                                             (60,459)      (60,459)
    Reclassification
      adjustment pursuant
      to legal appropriation
      requirement. . . . . . .                                                (23,195)       23,195
                              -----------     -----------   ------------   ---------   ------------   -----------  -------------
  Balance at
  December 31, 2001. . . . . .  15,899,875   $ 3,011,984     $817,769         $224,659   ($3,869,737)   ($395,182)  ($210,507)
                              -----------     -----------   ------------   ---------   ------------   -----------  -------------



                                     See accompanying Notes to Consolidated Financial Statements


                               MERIDIAN CO., LTD.
                               ------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------
              For the years ended December 31, 2001, 2000 and 1999
              ----------------------------------------------------


1.  ORGANIZATION  AND  BASIS  OF  ACCOUNTING
--------------------------------------------

Meridian  Co., Ltd. (the "Company") was incorporated on April 19, 1994 under the
--------------------------------------------------------------------------------
laws  of  the  Republic  of  Korea  ("Korea")  and  is  currently engaged in the
--------------------------------------------------------------------------------
manufacture  of alternative medicine equipment for sale in domestic and overseas
--------------------------------------------------------------------------------
markets.
--------

The  company  has negative cash flow from operations, an accumulated deficit and
--------------------------------------------------------------------------------
negative  net  assets. The ability of the Company to continue as a going concern
--------------------------------------------------------------------------------
is  dependent  upon its ability to obtain adequate financing to reach profitable
--------------------------------------------------------------------------------
levels  of  operations. It is not possible to estimate whether financing efforts
--------------------------------------------------------------------------------
will  be  successful  or  if  the  Company  will  attain  profitable  levels  of
--------------------------------------------------------------------------------
operations.  For  the purpose of obtaining adequate operating funds, the Company
--------------------------------------------------------------------------------
issued non-guaranteed debentures of Won 1,500 million ($1,136,448 - net of issue
--------------------------------------------------------------------------------
cost  $5,539  by  the exchange rate at balance sheet date) during the year ended
--------------------------------------------------------------------------------
December  31,  2001  and  is planning a direct public offering of common shares.
--------------------------------------------------------------------------------


2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
-----------------------------------------------------

Significant  accounting  policies  followed by the Company in the preparation of
--------------------------------------------------------------------------------
the  accompanying  consolidated  financial statements are summarized as follows:
--------------------------------------------------------------------------------

a.  Basis  of  Financial  Statements
------------------------------------

The Company and its subsidiaries maintain their statutory books of account in accordance with accounting principles generally accepted in Korea. However these consolidated financial statements have been prepared in a manner, and reflects the adjustments which management believes are necessary, to conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant inter-company accounts and transaction have been eliminated on consolidation.

The Company consolidates companies of which it owns, directly or indirectly, more than 50% of the outstanding voting shares and/or over which it can and does exercise control.

b.  Changes  in  Reporting  Entity
    ------------------------------

The following table shows the Company's ownership percentages and acquisition dates of its consolidated subsidiaries as of December 31, 2000.


                                     Date of          Percentage
                                  acquisition          ownership
                        ----------------  ----------
Subsidiaries                                                      Primary business
                                                                   ----------------

Pusanmeridian Co., Ltd         2000.3. 3      54.5 %         Distributing medical equip.
Meridian Asia Co., Ltd         1999.4.12        51.0         Distributing medical equip
Chuneesoft Co., Ltd. .         2000.3.29        50.0         Software service
True World Co., Ltd. .         2000.1.30        47.9         Distributing medical equip

Effective January 1, 2002, the Company will change from consolidation to equity accounting for its interest in Meridian Asia, True World, and ChuneeSoft. The details of transactions and events, which caused the changes in the reporting entity, are as follows:

(a) In December 2001, the Company has disposed of 2% of its original 51% shareholding in Meridian Asia Co., Ltd ("MACL"), resulting in a 49% share ownership in MACL.

(b) In December 2001, three members of management of the Company disposed of their 1% share ownership in True world (3% in total). As a result, the Company was no longer able to exercise the significant control over True World.

(c)     ChuneeSoft  went bankrupt and ceased its operation during December 2001.

All transactions and events described above occurred in December 2001, and the management of the Company believes that the effects on the financial statements, which would have been reported if equity methods were applied from the date of changes to the end of the fiscal year, are not material as a related loss on equity investments for the intervening period to year end was $464. Therefore, all periods presented for the years ended December 31, 2001, 2000, and 1999 continue to account for MACL, True World, and ChuneeSoft on a consolidated basis.

On November 10, 2001, the Company acquired 45% of the share ownership in Beijing Meridian Medicals Equipment Co., Ltd. for $59,981(by the spot exchange rate of Won 1,283 to $1) in cash. Investments in Beijing Meridian has been accounted for by using the equity method.(Refer to Note 6 and 20)

c.  Translation  of  Financial  Statements
    --------------------------------------

  The accompanying consolidated financial statements have been translated into U.S. dollars in accordance with SFAS 52. As such, assets and liabilities have been translated into U.S. dollars at the exchange rate in effect on the balance sheet dates. Shareholders' equity figures have been converted at historical exchange rates. Elements of income have been translated using the average exchange rate in effect during the period the transactions occurred. The gain or loss from foreign currency translation forms a component of other comprehensive income or loss of each period presented and a component of other accumulated comprehensive income or loss.

The functional currency of the Company and its subsidiary is the Korean won ("W" or "won"). The primary economic environment in which the Company operates is Korea. The Korean economy was not highly inflationary during the periods for which consolidated financial statements are presented.

d.  Estimates  and  Assumptions
         ---------------------------

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

e.  Cash  and  Cash  Equivalents
         ----------------------------

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less

f.  Short-term  Investments
         -----------------------

Short-term investments consist of marketable securities and short-term financial instruments which have an original maturity exceeding three months and are readily convertible into cash within one year. If the Company has debt or equity securities (with readily determinable fair value) that it intends to actively and frequently buy and sell for short-term profits, those securities are considered "trading securities" and classified as short-term investments. Unrealized holding gains and losses related to these securities are included in income from continuing operations.

If the Company has debt or equity securities with a readily determinable fair value that it intends to hold on a long-term basis, but are considered "available for sale", those securities are classified as investments in non-current assets. Unrealized holding gains and losses related to these securities are excluded from current earnings and are included in other comprehensive income (loss) for the period.

The  Company  uses  the  average  cost method to account for trading securities.

g.  Allowance  for  Doubtful  Accounts
    ----------------------------------

     Amounts receivable are assessed for impairment on a regular, periodic basis. When circumstances indicate collection of an amount receivable is doubtful, an allowance and a charge against earnings are recognized immediately. When circumstances indicate a doubtful amount receivable is unlikely to be realized, the outstanding amount and the associated allowance are written off.

h.  Inventories
    -----------

     Inventories are stated at the lower of cost and net realizable value, with cost determined based on the weighted average method and net realizable value determined based on the estimate selling price, less estimated completion and selling costs. The Company recorded a loss from valuation of inventories totaling $140,936, $516,312 and $725,584 for the years ended December 31, 2001, 2000 and 1999, respectively. These write-downs establish new cost basis for the written down inventory items and may not be reversed in the future.

i.  Investments
    -----------

Investments in marketable equity securities are stated at fair value, with unrealized gains and losses excluded from current operations and reported in other comprehensive income (loss) as a separate component of shareholders' equity.

Investments in business entities over which the Company exercises significant influence are accounted for using the equity method. Under the equity method, the original investment is recorded at cost and is adjusted annually by the Company's equity in earnings or losses of the investee. Dividends paid, if any, reduce the investment. Unrealized gains and losses on intercompany transactions are eliminated. Differentials between the cost of the investment and the fair value of the net assets of the investee at the date of acquisition are recorded as part of investments and are amortized over five years on a straight-line basis.

Investments in equity securities of non-public companies are carried at acquisition cost less provision for impairment in value, if any. If a decline in net book value of an investment appears to be of other than temporary nature, a provision for impairment in value is recognized and is charged against earnings of the current period. The Company recorded loss on impairment of investment amounting to $27,061 for the year ended December 31, 2001. The Company did not recognize a loss on impairment of investment in 2000 and 1999.

The  Company  uses  the  average  cost  method  to  account for the investments.

j.  Long-lived  Assets
    ------------------

When events and circumstances warrant a review, the Company evaluates the carrying value of its long-lived assets. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from use is less than its carrying value. In that event, an impairment charge is recognized based on the amount by which the carrying value exceeds the estimated fair value. No such impairment charges have been identified by the Company, but for the impairment of investment referred in Note 2(i).

k.  Valuation  of  Receivables  and  Payables  at  Present  Value
    -------------------------------------------------------------

Receivables and payables arising from long-term cash loans/borrowings and other similar transactions are stated at present value if the difference between book value and present value is material. The difference between the book value and present value of amounts receivable or payable is deducted from the book value of the related receivable or payable. The present value discount is amortized to interest income (expense) using the effective interest rate method.

In determining the discount rate, the Company individually assesses the creditworthiness of the counterparty based upon the credit standing of the issuer, restrictive covenants, the collateral, payment and other terms pertaining to the debt, and the tax consequences to the Company.

l.  Property,  Plant  and  Equipment
    --------------------------------

Property, plant and equipment is stated at cost less accumulated depreciation. Routine maintenance and repairs are expensed as incurred. Expenditures resulting in enhancement of the value or extension of the useful life of the facilities involved are capitalized.

Depreciation is computed using the declining balance method (except for buildings and structures which are depreciated using the straight-line method) over the estimated useful lives (4 to 40 years) of the related assets.

For the years ended December 31, 2001, 2000 and 1999, the Company recorded total depreciation of $174,194, $227,727 and $110,386, respectively.

m.  Goodwill  and  Intangible Assets
    -------------------------------

Goodwill is amortized on a straight-line basis over 5 years. Intangible assets, which consist of intellectual proprietary rights, are stated at cost less accumulated amortization computed using the straight-line method over the useful lives(5 to 10 years).

n.  Stock  Based  Compensation
    --------------------------

The Company applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock issued to Employees", and related interpretations, in accounting for its fixed stock option plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company elected to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirement of SFAS 123.

o.  Revenue  Recognition
    --------------------

Product and merchandise revenues are recognized upon shipment or delivery to the purchaser and when all significant contractual obligations have been satisfied and collection is reasonably assured. Revenues from software sales contracts are recognized upon delivery and when collection is reasonably assured. The Company's software sales contract does not provide for significant production, modification or customization work to the software after sale. Service fees are recognized when delivered in accordance with all terms and conditions of customer contracts, upon acceptance by the customer, and when collection is reasonably assured. The Company's contracts generally provide for return of products within three months from the date of sales. The Company's past experience indicates that returns are negligible, less than 1% of total sales, and accordingly the Company does not provide an allowance for returned product.

p.  Loss Per Common Share
    ------------------

Basic and diluted loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year , in accordance with SFAS 128. Stock options granted on March 19, 2001 and February 23, 2000 have not been included in the calculation of loss per share for the year ended December 31, 2001 and 2000 as their effect is anti-dilutive.

q.  Dividends
    ---------

Dividends,  if  any,  would  be  declared  in  Won.

r.  Income  Taxes
    -------------

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss carry forwards. Future tax assets are not recognized unless their realization is considered more likely than not.

s.  Other  Comprehensive  Income
   ----------------------------

The Company applies the provisions of SFAS 130 "Reporting Comprehensive Income" with respect to the reporting and display of comprehensive income and its components for each period presented. Other comprehensive income(loss) consists of foreign currency translation gain(loss) and unrealized holding gain(loss) as follows :

(a)  Foreign  Currency  Translation  Gains  and  Losses

These translation gains and losses are the result of converting the financial statements in accordance with US GAAP; therefore, there is no tax on these items. The translation gains and losses are not included in determining net income. Therefore, there is no reclassification adjustment for the period.

(b)  Unrealized  Holding  Gains

The Korean government does not impose taxes on unrealized holding gains; therefore, before and after tax amount of this item remains the same. The Company included realized gain of $60,459 on sale of the securities in net income for the year ended December 31, 2001. Therefore, the same amount of reclassification adjustment is recorded for the period.

t.  Fair  Value  and  Financial  Instruments
   ----------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value.

(i) Cash and cash equivalents, accounts receivable(trade and other), accounts payable(trade and other), short-term loans and short-term borrowings : The carrying amount approximates fair value due to the short maturity of those instruments.

(ii) Marketable securities and investments : The fair value of market-traded investments are estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs.

(iii) Long-term bank deposits and long-term borrowings : The carrying amount approximates fair value based on a review of interest rates currently available for similar instruments.

(iv) Long-term loans : The carrying amount approximates fair value because it was calculated by discounting the future cash flows using the effective interest rate of the Company.

     (v) Long-term payables : The fair value of long-term payables is estimated by discounting the future cash flows using the current interest rate of time deposit with a maturity of one year.

u.  Research  and  Development
    --------------------------

Research  and  development  expenditures  are  charged  to  income  as incurred.

3.     SHORT-TERM  AND  LONG-TERM  LOANS

Short-term and long-term loans as of December 31, 2001 and 2000 are as follows (in U.S. dollars):



                                  Final      Annual         December 31,
..                                Maturity   Interest
..                                  Year      Rate(%)     2001         2000

Short-term loans

Meridian Oriental Clinic        2002            -      $158,333     $159,763
Sales agent                     2002         11.0%      160,100       33,544
Other                           2002                     37,081        7,069
                                                      ---------     --------
                                                        355,514      200,376

Allowance for doubtful accounts                        (265,716)     (54,049)
                                                      ----------     -------
Net                                                    $  89,798    $146,327
                                                       ---------    --------
                                       59

Long-term loans
  Meridian Oriental Clinic      2006               -   $519,505     $538,571
  Other                         2003                      7,614        7,893
                                                   --------------   --------
                                                        527,119      546,464
                                                     ----------      --------
Allowance for doubtful accounts                        (213,059)     (29,479)
  Present value discounts                               (93,388)    (133,290)

  Net                                                  $ 220,672   $ 383,695
                                                     -----------    --------

In calculating the present value of long-term loans, the Company applied 9%, the weighted average interest rate of short-term and long-term borrowings as the imputed rate.

During the year ended December 31, 1999, the Company made an organization development loan available to Meridian Oriental Clinic (Clinic), an independent and unrelated company, who, in return, agreed to demonstrate the Company's products and perform clinical experiments. The loan is non-interest bearing and will be repaid annually until 2006. The amount of repayment is determined annually by offsetting clinical experiment expense incurred by the Clinic on behalf of the Company and only the difference will be paid. Such expenses incurred by the Clinic are $25,515, $35,088 and nil for the years ended December 31, 2001, 2000 and 1999, respectively and these amounts were offset against the short-term loan made to the Clinic in the respective years.

The Company's management believes a series of annual expenses will further reduce the balance of the loan as described above. A portion of the loan made to the Clinic is secured by a refundable lease deposit and medical equipments of the Clinic with value of $255,435 in total. Based on the management's estimates, the Company provides allowance for doubtful accounts, amounting to $238,932 (equivalent to 50% of net book value less secured lease deposit), in relation with the loan to the Clinic as of December 31, 2001.

During the years ended December 31, 2001 and 2000, the Company advanced a loan to its sales agent, amounting to $160,100 and $ 33,544, respectively. These loans bear interest of 11% per annum and will be repaid within the next 12 months.

Interest income arising from these loans is classified as other income. Any provision for bad debts is classified as non-trade bad debt expense as a component of other expenses.

4.     INVENTORIES

Inventories  as  of December 31, 2001 and 2000 are as follows (in U.S. dollars):

                        December 31,
                       --------------
                     2001            2000
                    -----            ----
Merchandise . .  $     448,622  $  803,786
Finished goods.        325,200     107,518
Work in-process        223,650      48,968
Raw materials .        190,517     132,865

                 $   1,187,989  $1,093,137

Merchandise consists of medical equipment, medical supplies and electronic equipment purchased and held for resale by the Company. Finished goods is principally oriental or alternative medical equipment the Company has produced.

5.     OTHER  CURRENT  ASSETS

Other current assets as of December 31, 2001 and 2000 are as follows (in U.S. dollars) :


                             December 31,
                            ============

                           2001      2000
                         --------   ------
Accrued interest income  $  9,510  $ 24,009
Advance payments. . . .    96,894    86,360
Prepaid income taxes. .     8,301    45,938
Prepaid expenses. . . .     8,709     8,007

                         $123,414  $164,314

6.     INVESTMENTS

Investments  as  of  December 31, 2001 and 2000 are as follows(in U.S.dollars) :





                                      Ownership
                                      Percentage                               December 31,
                                      ----------                                 ------------
                                  Dec. 31,          Dec. 31,          Original
                                    2001             2000               Cost        2001          2000


(1) Equity-method Investments

Beijing Meridian Medicals
Equipment Co., Ltd.
                                    45.00. . . .       -              $ 58,588    $ 41,216          -

(2) Other Investments


Terasource Venture Capital. Co.,
 Ltd.
                                       -. . . . .     0.16                -         -              87,845
Medicapital Co., Ltd.
                                       -. . . . .     0.15              22,840      -              23,679
Neoest Co., Ltd.
                                                      2.87 . .  . . .    3,807      -               3,946
                                                                      --------     ------      -----------
                                                                        26,647 .    -             115,470
                                                                      --------     ------      -----------
  Total. .                                   . . . . . . . . . .    .  $85,235    $ 41,216       $115,470
                                                                      --------     ------      -----------


In 2000, investments in Terasource Venture Capital Co., Ltd and Medicapital Co., Ltd, with book value of $112,625 and $180,458, were disposed of at $342,532 and 179,825, respectively. The Company recorded a gain on disposal of these investments of 230,302 (including translation adjustments of $1,028).

In 2001, investments in Terasource Venture Capital Co., Ltd with book value of $33,447 were disposed of at $73,529. The Company recorded a gain on disposal of these investments of 41,372 (including translation adjustments of $1,290).

As of December 31, 2000, the investment in listed, and hence readily marketable, equity securities of Terasource Venture Capital Co., Ltd. had a carrying value of $33,447 and a fair value of $87,845. Accordingly, the Company recorded an unrealized holding gain of $60,459(including translation adjustments of $6,061) as at December 31, 2000, as a part of stockholders' equity. Since Terasource
Venture Capital was first listed on KOSDAQ during 2000, the Company did not recognize any unrealized holding gain/loss as at December 31, 1999.

Investments in equity securities of nonpublic companies, Medicapital Co., Ltd. and Neoest Co., Ltd., which are not readily marketable, had carrying values of $27,061 and $27,625 as of December 31, 2001 and 2000, respectively. In 2001, the Company recognized impairment loss of $ 27,061 on investments in Medicapital Co., Ltd. and Neoest Co., Ltd.

7.     PLEDGED  ASSETS

As of December 31, 2001, the Company's land and buildings were pledged as collateral for the Company's lines of credit totaling $790,255 with ChoHung Bank and Hanvit Bank.

8.     SHORT-TERM  BORROWINGS

Short-term borrowings denominated in Korean won as of December 31, 2001 and 2000 are as follows (in U.S. dollars):




                                       Annual      Final             December 31,
                                      Interest    Maturity
Lender                                 rate (%)    Date           2001          2000
                                     ----------  ----------      ------         -----

ChoHung Bank                       8.0 - 10.0  Aug.28.2002    $1,040,142    $715,049
Korea First Bank                            -              -           -     157,853
Shinhan Bank                             10.0  Aug. 17,2002       70,774      78,891
Hanvit Bank                             12.97  May 15,2002       159,968     290,109
Korea Exchange Bank                      7.06  Sep. 5, 2002      190,331           -
Small/Medium Ind. Bank                    8.0  Aug.20, 2002       20,556           -
Medison Co., Ltd.                           -  Jun. 30,2002          926     162,759
Other                                       -              -     104,876      87,214
                                                                 -------     -------
                                                             $ 1,587,573  $1,491,875

 Korea Technology Credit Guarantee Fund has provided a guarantee in the amount of $194,138 to secure repayment of short-term borrowings of the Company.

9.     LONG-TERM  BORROWINGS

Long-term borrowings denominated in Korean won as of December 31, 2001 and 2000 are as follows (in U.S. dollars):





                                    Final      Annual      December 31,
                                                          ==============
                                   Maturity   Interest
Lender                               Year      rate(%)         2001          2000
                                                                          ----------

ChoHung Bank. . . . . . . . . . .  03 to 06      4-6.25   $   1,029,928      $1,382,897
Peace Bank of Korea                      08             6.0       29,692         30,781
Small and Med. Industry Promotion        04             7.5      247,431        138,121
Shinhan Bank                             02             4.0       30,453         55,249
Daewoo Capital Co., Ltd                  03               -        8,088             -
                                                                --------      ----------
                                                               1,345,592      1,607,048
Less portion due within one year                                (251,535)      (425,667)
                                                                --------      ----------
Long-term portion                                             $1,094,057     $ 1,181,381

The Company was provided payment guarantees amounting to $1,032,356 and $555,006 by Korea Technology Credit Guarantee Fund and Medison Co., Ltd., respectively, in relation to the above long-term borrowings.

As of December 31, 2001, short-term investments of $839,204 and long-term bank deposits of $73,316 are subject to withdrawal restrictions in relation to short-term and long-term bank borrowings

The future scheduled maturities of long-term borrowings at December 31, 2001 are as follows:



YEARS ENDING
December 31           In U.S. dollars
2002 . . . . . . . .       $   251,535
2003 . . . . . . . .           392,985
2004 . . . . . . . .           447,332
2005 . . . . . . . .           233,400
2006 and thereafter.            20,340
                              ---------
                            $1,345,592

10.     DEBENTURES

The Company issued two series of non-guaranteed corporate bonds for the year ended December 31, 2001. Details of debentures as of December 31, 2001 are as follows (in U.S. dollars):

                          Maturity        Annual Interest Rate    Amount
                      =================   ====================   =======
1st. . . . . . . . .  January 31, 2003        12.15 %          $761,325
2nd. . . . . . . . .  August 14, 2004         13.92 %           380,662
                                                               --------
                                                              1,141,987
Debenture Issue Cost                                            (5,539)
                                                             -----------
                                                           $  1,136,448

11.     LONG-TERM  ACCOUNTS  PAYABLE-OTHER

A number of external research institutes owned by the Korean government, who are interested in the Company's research and development projects, furnish grants for the projects by providing the Company with certain initial lump sum payments. The total grant recognized as sales in 2000 and 1999 was $127,496 and $136,595, respectively and related costs incurred by the Company in 2000 and 1999 was $417,983 and $470,956, respectively and the related costs incurred by the Company in 2000 and 1999, which are included in research and development expenses, were $ 417,983 and $ 470,956, respectively. There were no grants or expenses in 2001.

The contracts between the Company and each of these parties provides that, depending on the contract, 50 to 70% of the initial payment, which the Company recognizes as income upon completion of the projects, is retained by the Company regardless of the result of the research and development projects. However, the Company is required to repay, over a 3 to 5 year period, the remainder only if the results are successful. Accordingly, the Company accrues such amounts as long-term accounts payable-other.


     Details of long-term accounts payable-other as of December 31, 2001 and 2000 are as follows(in U.S. dollars) :


                                            Final          December 31,
                                                         --------------
                                           Maturity
                                             Year          2001          2000
                                         -------------    ------        ------
Korea Institute of Industrial Technology
Evaluation and Planning. . . . . . . . .       2005   $      72,312   $97,672
Wonkwang University Research Institute .       2004          35,165    48,607
Small and Medium Business Administration       2004          21,652    24,956
                                                           --------   --------
                                                            129,129   171,235
Less current portion due within one year                    (38,922)  (37,367)
                                                           --------   --------
Long-term portion. . . . . . . . . . . .                  $  90,207  $ 133,868

The above long-term accounts payable-other have no interest terms but have not been discounted at present value as the difference between book value and present value is not material. The current portion is included in accounts payable-other.

The future scheduled maturities of long-term accounts payable-other at December 31, 2001 are as follows:



Years ending
December 31               In U.S. dollars

2002 . . . . . . . .  $         38,922
2003 . . . . . . . .            38,922
2004 . . . . . . . .            38,922
2005 . . . . . . . .             9,485
2006 and thereafter.             2,878
                             ----------
                               129,129
                             -----------

12.     RETIREMENT  AND  SEVERANCE  INDEMNITIES

Employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment.

Although the term Pension is used in the National Pension Law (Law) and National Pension Fund (NPF), a Korean Pension is a one-time lump sum payment upon the termination of an employment, rather than a series of payments in annuity.

The Company's estimated liability under the plan, equal to the amount which would be payable if all employees were to terminate at the balance sheet date, has been accrued. The following is the formula used to determine the amount of the benefit payable:

Amount payable = (Certain percentage, as provided by the Law, of the person's latest annual salary or wage) X (Number of years employed)

The application of the Law is the same for both retirements and layoffs. That is, there is no difference between retirement benefits and severance benefits in Korea.

The Company transferred a portion of its accrued severance indemnities in cash to the National Pension Fund as provided by the National Pension Law of Korea. The amount transferred will reduce the retirement and severance benefit amount payable to the employees when they leave the Company and is reflected as a direct deduction from the retirement and severance benefits liability in the accompanying consolidated financial statements. However, the requirement for transfer to NPF was repealed in April 2000.

Changes in retirement and severance indemnities for the years ended December 31, 2001, 2000 and 1999 are as follows (in U.S. dollars):

                                       Year ended December 31,
                                     ----------------------------
                                    2001              2000            1999
                          -------------------------
  Beginning balance. . .          $238,067          $198,926        $202,622
  Provision. . . . . . .           120,972           113,777          77,294
  Payments . . . . . . .           (31,961)          (47,415)        (92,764)
  Translation adjustment            (9,793)          (27,221)         11,774
                             --------------         ---------        ---------
  Ending balance . . . .           317,285           238,067         198,926
  Transferred to NPF . .            25,368            27,615          34,982
                             --------------         ---------        ---------
                                   291,917          $210,452         $163,944
 Less current portion. .            44,216            39,060           36,986
                             --------------         ---------        ---------
  Net. . . . . . . . . .  $        247,701           $171,392        $126,958

Current portion of retirement and severance indemnities is included in other current liabilities.

13.     SHARE  CAPITAL

(a) On September 27, 1999, the Company amended its authorized capital stock from 11,000,000 shares to 50,000,000 shares, and issued 5,000,000 shares at par value ($0.17 per share) for cash on October 1, 1999.
(b) On December 29, 1999, the Company converted its convertible bonds to common stock and issued 1,346,325 shares of common stock at $0.58 (par value $0.17 at the spot exchange rate).

(c) On March 2, 2000, the Company issued 750,000 shares of common stock (par value $0.18 at the spot exchange rate) at $0.89 per share for cash.
(d) On February 6, 2001, the Company acquired a 100% equity interest in a U.S. corporation named By George Holding, Corp. and issued 1,703,550 shares of common stock in consideration of the acquisition.(Refer to Note 20)
(e) In accordance with a resolution of the shareholders' on February 15, 2001, the Company split its common stock on a ten-for-one basis. The shareholders' also authorized a splitting of the Company's common stock on a five-for-two basis on March 19, 2001. All references in the consolidated financial statements to number of shares, per share amounts and stock option data have been adjusted to give effect to these stock splits.

14.     ACCUMULATED  DEFICIT

The Company appropriated $224,659 and $247,854 as of December 31, 2001 and 2000, respectively, for business rationalization pursuant to Korean Commercial Law. In accordance with the Special Tax Treatment Control Law, the amount of tax benefit associated with certain tax exemptions and tax credits must be appropriated as a reserve for business rationalization. The purpose of the legal mandate is to prevent companies from paying out all of their earnings as dividends to their shareholders and, thereby, to motivate companies to make reserves for future investment and development. The appropriation for business rationalization may not be utilized for cash dividends, but may be used to offset a deficit, if any, or transferred to capital stock. However, the requirement for appropriation for business rationalization was repealed in 2001.

15.     PRIOR  PERIOD  ADJUSTMENTS

The Company had understated its purchase from Medison Co., Ltd. and foreign currency transaction gain by $102,453 and $7,937(net of $1,596 loss), respectively, in 1999. Foreign currency transaction gain of $58,707(net of $80 loss) was understated for the year ended December 31, 2000. The financial data for all periods presented was restated to the correct basis as follows(in U.S. dollars):


                                              Prior Period        Adjusted
                                          Previously reported   Adjustments     Balance
                                          ====================  ============
Accumulated deficit at January 1, 1999 .            ($659,663)    ($659,663)
  Net income . . . . . . . . . . . . . .             (278,091)
  Prior period adjustments
    - Purchase . . . . . . . . . . . . .             (102,453)
    - Foreign currency transaction gain.                7,937
  Adjusted net income. . . . . . . . . .             (372,607)
Accumulated deficit at December 31, 1999             (937,754)      (94,516)   (1,032,270)
  Net income . . . . . . . . . . . . . .             (755,393)
  Prior period adjustments
    - Foreign currency transaction gain.               58,707
  Adjusted net income. . . . . . . . . .             (696,686)
Accumulated deficit at December 31, 2000          ($1,693,147)     ($35,809)  ($1,728,956)



                                          Previously   Prior Period    Adjusted
                                         -----------   ------------   ---------
                                           reported    Adjustments     Balance
                                         ------------  ------------  ------------
Accumulated deficit at January 1, 1999.    ($659,663)                 ($659,663)
  Net income. . . . . . . . . . . . . .     (278,091)
  Prior period adjustments
    - Purchase. . . . . . . . . . . . .                  (102,453)
    - Foreign currency transaction gain                     7,937
  Adjusted net income . . . . . . . . .                               (372,607)
                                         -----------   ------------   ---------
Accumulated deficit at December 31,
 1999 . . . . . . . . . . . . . . . . .     (937,754)      (94,516)   (1,032,270)
  Net income. . . . . . . . . . . . . .     (755,393)
  Prior period adjustments
    - Foreign currency transaction gain                     58,707
  Adjusted net income . . . . . . . . .                                 (696,686)
                                         -----------   ------------   -----------
Accumulated deficit at December 31,
2000. . . . . . . . . . . . . . . . . .  ($1,693,147)     ($35,809)  ($1,728,956)
                                           ============ =========== ============


16.     COMMITMENTS  AND  CONTINGENCIES

As of December 31, 2001, The Company is contingently liable for promissory notes of $911,643 sold to banks with recourse. The Company's management believes that, based upon its past history of similar transactions, the possibility of the issuers' defaults on the notes is remote.

At December 31, 2001, the Company is contingently liable for guarantees of indebtedness, principally for customers, amounting to $76,551.


17.     RELATED  PARTY  TRANSACTIONS

The Company's transactions and account balances with related parties for the years ended December 31, 2000 and 1999 are summarized as follows (in U.S. dollars):


                                           Year ended December 31,
                                       2001         2000           1999
                                   --------       -------       -------
TRANSACTIONS
  Sales to:
  Medison Co., Ltd.. . . . .              -        $267,367     $ 68,858
  Medicapital Co., Ltd . . .           18,697         -          717,425
  Medison Do Brazil. . . . .              -         116,208       31,568
  Purchases from:
  Medison Co., Ltd . . . . .                         96,861      102,453
      Medichems Co.,Ltd. . .                             -       423,246
                                       69

Account Balances
  Accounts receivable-trade:
  Medison Co., Ltd . . . . .               -        240,567            -
  Medicapital Co., Ltd . . .            17,206         -          33,761
  Medison Do Brazil. . . . .               -         88,318       26,812
  Short-term loans:
  Beijing Meridian Medicals.            28,771         -               -
  Accounts receivable-other:
  Medison Co., Ltd . . . . .              -          50,610            -
  Medicapital Co., Ltd . . .              -         161,799            -
  Accounts payable-trade:
  Medidas Co., Ltd . . . . .              -            -           6,507
  Medison Co., Ltd . . . . .            92,681       99,174      110,611
  Account payable-other:
  Medison Co., Ltd . . . . .              -         198,792      114,793
  Short-term borrowings:
  Medison Co., Ltd.. . . . .              -         162,759      181,528
  Medicapital Co., Ltd.. . .              -            -           2,889

As of December 31, 2000, Medison was the largest shareholder of the Company and therefore treated as a related party. During 2001, Medison disposed of its investment in the Company and, as a result, Medison is no longer considered to be a related party. Accordingly, Medison and its affiliates, such as Medison Do Brazil, Medicapital and Medidas have been excluded from the related party disclosure for the year ended December 31, 2001.

18.  INCOME  TAXES

The Company is subject to corporate income tax and resident surtax normally at an aggregate rate of 17.6% on taxable income up to W100,000,000 and 30.8% on taxable income over that amount.

At December 31, 2001, the Company had technology and human resources development tax credit carryforwards of $179,025($145,274 in 2000). It is expected that the Company could not realize a tax benefit from such tax credit carryforwards before their expiration in 2007 (2006 for 2000). A valuation allowance of $816,816 ($232,135 in 2000) has been recognized to offset the deferred tax assets related to these tax credit carryforwards and other temporary differences. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. Significant components of the Company's deferred tax assets as of December 31, 2001, 2000 and 1999 are as follows:


                                           2001        2000        1999
                                        ----------  ----------  ----------

Deferred tax assets
Accruals and reserves. . . . . . . . .  $ 637,791   $ 166,881   $ 156,208
Technology and human resources
development tax credit carry forwards.    179,025     145,038     104,857
                                        ----------  ----------  ----------
Total deferred tax asset(liability). .    816,816     261,919     261,065
Valuation allowance for deferred
Tax asset. . . . . . . . . . . . . . .   (816,816)   (261,919)   (261,065)
                                        ----------  ----------  ----------
Net deferred tax asset(liability). . .          -           -           -
                                        ----------  ----------  ----------

Reconciliation between the income tax expense (benefit) computed using the Korean statutory income tax rate and the Company's actual income tax expense (benefit) for the fiscal years ended December 31, 2001, 2000 and 1999 is as follows:


                                                           2001        2000        1999
                                                        ----------  ----------  ----------
Income tax recovery at statutory rate. . . . . . . . .  $(577,774)  $(212,990)  $ (70,425)

Reduction of income tax benefit due to lower tax rate
 on first W100,000,000
                                                           10,206      11,579      11,109
Temporary differences - primarily non-deductible
expenses under Korean Tax Law
                                                          557,214     (25,759)    137,518
Permanent differences - expenses (primarily
 entertainment and others) in excess of tax deductible
limitation
                                                           35,473      33,479      (7,279)
Others - net
                                                          529,778     206,096     274,585
Changes in valuation allowances
                                                         (554,897)       (854)   (215,472)
                                                        ----------  ----------  ----------
Income tax expense
                                                                -   $  11,551   $ 130,037

19.  STOCK  OPTIONS

Under the Company's Articles of Incorporation, the Company may grant options for the purchase of shares to certain qualified officers and employees. In order to qualify for participation in the Stock Option Plan, officers and employees must have the ability to contribute to the establishment, development or technological innovation of the Company.

The specific terms and conditions of stock options granted under the Stock Option Plan shall be approved at a duly convened shareholders' meeting. The maximum aggregate number of shares available for issuance under the Stock Option Plan may not exceed 50% of the total number of shares outstanding. Stock options may not be granted to all officers and employees at the same time. Any single officer or employee may not be granted stock options for shares exceeding 10% of shares issued and outstanding.

Stock options granted under the Stock Option Plan will have a minimum exercise price equal to the arithmetic mean of (i) the weighted average of the daily market prices for the two-month period prior to the date of grant, (ii) the weighted average of the daily market prices for the one-month period prior to such date, (iii) the weighted average of the daily market prices for the one-week period prior to such date. When new shares are issued upon the exercise of the stock options, the option exercise price shall not be less than the greater of the market price of shares valued as of the date of the grant or the par value of the shares concerned.

A summary of the status of the Company's two fixed stock option plans as of December 31, 2001 is presented below :





Grant Date    Options     Exercise Price (by the Spot   Fair Value per Share   Vesting Period
            Outstanding          Exchange rate)          of Options Granted
            ------------  ----------------------------  ---------------------

Feb. 23, .                                                                     Feb. 2003 to
 2000. . .       471,050        W1000 ($0.88)           $       0.26           Feb. 2007

Mar. 19,                                                                       Mar.2004 to
 2001. . .       425,250        W680 ($0.52)            $       0.47           Mar. 2008
               ----------
                 896,300
               ----------

The Company applies APB Opinion 25 and related interpretations in accounting for its plan. No compensation cost has been recognized for its fixed stock option plan. Although compensation cost for the Company's stock-based compensation plan is determined based on the fair value at the grant date consistent with the method of SFAS 123, the Company's net loss and loss per share are not changed as the exercise price of the stock option exceeds the estimated fair value thereof. The weighted average fair value per share of options granted was $0.47 and $0.26 during 2001 and 2000, respectively. The fair value of the option grant is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: dividend yield and expected volatility of nil for all years, risk-free interest rate of 9 percent, and expected life of 4 years.

20.  ACQUISITION

As shown in Note 2a, the Company acquired a controlling ownership interest in three sales agent companies and one other company engaging in medical software service, for an aggregate amount of $389,792 in cash and $49,872 in products, for the years ended December 31, 2000 and 1999, respectively. These acquisitions were recorded under the purchase method of accounting and, therefore the purchase prices have been allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations of these entities are included in the consolidated financial statements of the Company from the date of acquisition.

The estimated fair values of net assets and goodwill relating to acquisitions are summarized as follows(in U.S. dollars) :



                   2001                      2000                        1999
                   ----      ----------------------------------------    ----
                  Beijing      Pusan      Chunee      True              Meridian
                 Meridian     Meridian     Soft      World     Total     Asia
                   ---------  ---------  --------
Net assets. .   $  33,665  $  53,547    $ 99,073   $199,024   $351,644  $49,872
Goodwill* . . .    26,316          -      23,256     14,892     38,148        -
                ---------  ---------    --------   --------   --------  -------
Acquisition
price              59,981  $  53,547    $122,329   $213,916   $389,792  $49,872


     *The  purchased  goodwill,  amounting  to $30,020, was written off in 2001.

At December 15, 2001, the Company has disposed of 2% of its original 51% shareholding in Meridian Asia Co., Ltd ("MACL"), resulting in a 49% share ownership in MACL.

Three members of management of the Company disposed of their 1% share ownership in True world (3% in total) on December 22, 2001. As a result, the Company was no longer able to exercise the significant control over True World

ChuneeSoft filed for bankruptcy during December 2001 and as of December 31, 2001. ChuneeSoft practically ceased its entire operation. As a result, ChuneeSoft was consolidated as of the date of bankruptcy. As the Company was no longer able to exercise control over ChuneeSoft, net assets of ChuneeSoft were removed from the balance sheet and the resulting loss of $10,212 was included in extraordinary items.

On February 6, 2001, the Company acquired a 100% equity interest in a U.S. corporation named By George Holding, Corp.("By George") in consideration for 1,703,550 common shares issued from treasury. By George is an inactive corporation that has no assets or liabilities. This transaction will be accounted for as a capital transaction in substance but will have no impact on the Company's consolidated financial statements other than to reduce the reported loss per share to $0.04 for the year ended December 31, 2000.

On November 10, 2001, the Company acquired 45% of the share ownership in Beijing Meridian Medicals Equipment Co., Ltd. for $59,981(by the spot exchange rate of Won 1,283 to $1) in cash.(Refer to Note 6)


21.  FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

Fair value of financial instruments as of December 31, 2001 and 2000 are as follows (in U.S.dollars) :


                                                  Dec. 31, 2001          Dec. 31, 2000
                                                  =============          =============

                                               Carrying      Fair       Carrying      Fair
                                                amount       value       amount       value
                                              ----------     ------     ---------    ------
Financial assets :
  Cash and cash equivalents .  $               105,216  $   105,216  $  398,625  $   398,625
  Short-term investments. . .                  841,476      841,476       2,647        2,647
  Accounts receivable
- trade and other . . . . . .                1,780,052    1,780,052   2,983,147    2,983,147
  Short-term loans. . . . . .                   89,798       89,798     146,327      146,327
  Investments
    Market-traded securities.                        -           -       87,845      87,845
    Non-marketable securities  -                41,216      (note a)     27,625     (note a)
  Long-term bank deposits . .                   80,929       80,929     108,524     108,524
  Long-term loans . . . . . .                  220,672      220,672     383,695     383,695
                                              ----------              ---------
                                           $ 3,159,359              $ 4,138,435
                                            ----------              -------------

Financial liabilities :
Accounts payable
- trade and other . . . . . .  $             1,601,844  $ 1,601,844  $1,703,015  $ 1,703,015
  Short-term borrowings . . .                1,587,573    1,587,573   1,491,875    1,491,875
  Long-term borrowings
    including current portion                1,345,592    1,345,592   1,607,048    1,607,048
  Debentures. . . . . . . . .                1,136,448    1,136,448           -            -
  Long-term accounts payable.                   90,207       90,207     133,868      133,868
                                            ----------               ----------
                               $             5,761,664              $ 4,935,806



 (note a) Fair value of these investments was not available as they are not publicly traded. Accordingly it is not practicable to determine the fair value of such securities.

Credit risk arises from the potential for customers and other debtors to default on their contractual obligations to the Company. The Company does not anticipate customers and other debtors will default on their obligations to any greater extent than that currently provided for. The Company limits its credit risk by granting credit only to customers and other debtors that are considered to be of high quality.


22.  STATEMENTS  OF  CASH  FLOWS

(a)     Non-cash  investing  and  financing  transactions
Important non-cash investing and financing transactions for the year ended December 31, 1999 are as follows (in U.S. dollars) :


                                                      Year ended
                                                    Dec. 31, 1999
Conversion of convertible bonds into common stock.  $      788,491
Acquisition of investments in exchange of products          49,872

Also, during 1999, the Company sold certain of its assets and liabilities relating to two non-core product lines to an unrelated party, Medicore, Co., Ltd. and this non-cash involving transaction is summarized as follows:


Assets                               Liabilities

Inventory. . . . . .  $    784,646   Accounts payable-trade   $1,253,851
Accounts receivable.       109,950   Accounts payable-other       30,705
Goodwill(note 1) . .       389,960
                       -----------                            -----------
                      $  1,284,556                            $ 1,284,556

(note 1) The two parties agreed that $389,960, 80% of the goodwill acquired in the 1998 acquisition of Hippo was related to these two product lines based on the inventory-based computation method. The percentage of the goodwill transferred approximated that of the inventory transferred to Medicore Co. Ltd.

During 2000, the Company received non-cash contributions from its minority investors, which was primarily inventory amounting to $46,815.

(b)     Interest  and  income  taxes  paid  and  received
Interest and income taxes paid and received in cash for the years ended December 31, 2001, 2000 and 1999 are as follows (in U.S. dollars) :


                                  Year ended December 31,
                                  =======================

                                  2001       2000      1999
                                 -----       -----     -----
Interest paid for the year . .  $333,084   $340,930  $238,085
Income taxes paid for the year   (36,571)   186,148    10,063
Interest received. . . . . . .    38,641     41,173    46,143

23.  SEGMENT  INFORMATION

The Company operates in a single reportable operating segment, that is, the development and manufacture of alternative medicine equipment. The single reportable operating segment derives its revenue from the sale of its alternative medicine equipment, software and other related products. As at December 31, 2001, substantially all of the assets related to the Company's operations were located in Korea. Net revenue is attributable to geographic locations based on the location of the customer, as follows:


                                December 31,
                    -------------------------------
                     2001        2000        1999
                  ----------    ------      -------
Export
   U.S.A.. . . .  $  139,693  $  129,151  $  248,000
   Canada. . . .     135,794           -           -
   South America      57,119     111,216      31,567
   South Asia. .      26,291      68,597     166,514
   China . . . .      90,710     332,466     226,188
   Japan . . . .           -           -      21,667
   Other . . . .      83,407       2,476      33,845
                     533,014     643,906     727,781
                  ----------  ----------  ----------

Domestic Sales .   4,756,547   4,660,134   4,639,310

                  $5,289,561  $5,304,040  $5,367,091

24.  NEW  TECHNICAL  PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under these new standards, all acquisitions subsequent to June 30, 2001 must be accounted for under the purchase method of accounting, and purchased goodwill is no longer amortized over its useful life. Rather, goodwill will be subject to a periodic impairment test based upon its fair value.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 establishes accounting standards for recognition and measurement of a liability for the costs of asset retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized to expense over the life of the asset.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and discontinued operations.

The Company is currently evaluating the impact of these pronouncements to determine the effect, if any, they may have on the consolidated financial position and results of operations.

25.  SUBSEQUENT  EVENTS

On  January  16,  2002,  the  Company established "Meridian America Medicals Inc
(MAMI)", a foreign based subsidiary located in the United States, for the sake of promoting sales in North America.

26.  UNCERTAINTIES  IN  BUSINESS  ENVIRONMENT

The Asia Pacific region, including Korea, has been experiencing significant economic difficulties. The operations of the Company, and those of other companies in Korea have been significantly affected, and will continue to be affected for the foreseeable future, by the general unstable economic conditions in the country and in the Asia Pacific region. It is currently uncertain what the resulting effect will be on the future operations and financial position of the Company and its subsidiaries. The ultimate outcome of this matter cannot presently be determined. Therefore, the consolidated financial statements do not include any adjustments that might result from those uncertainties.

ITEM  19.  EXHIBITS
-------------------
None

SIGNATURES

The registrant hereby certifiers that it meets all of the requirements for filing on Form 20 - F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.


                              Meridian  Co.,  Ltd



                        By:          /s/  Hyeon-seong  Myeong
                              --------------------------------
                                 Name:  Hyeon-seong  Myeong
                                 Title  :  President,  CEO

Date:  July  12,  2002