Form 20-F
period 2002-12-31
MERIDIAN CO LTD
filed 2003-06-30
CIK 1135174

<SEQUENCE>1
<FILENAME>doc1.txt


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 20 - F

(MARK  ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
        For  the  fiscal  year  ended  December  31,  2002
                                      ---------------------
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
        For  the  transition  period  from  __________  or  __________

Commission  file  number:  0-32359

                               MERIDIAN CO., LTD.
                              --------------------
             (Exact name of registrant as specified in its charter)

                              The Republic of Korea
                             -----------------------
                 (Jurisdiction of incorporation or organization)

           4F, Heungseong Bldg., 197-3, Jamsilbon-Dong, Songpa-Gu, Seoul, Korea
           --------------------------------------------------------------------
		                        (Address of principal executive offices)

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

Common  shares
--------------------------------------------------------------------------------
                                (Title of Class)

--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:


--------------------------------------------------------------------------------
                                (Title of Class)


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


Common  shares  outstanding  December  31,  2002:  17,182,583
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Indicate  by  check  mark  whether  the  registrant:  (1)  has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing  requirements  for  the  past  90  days.              Yes  [X]    No  [ ]

Indicate  by  check  mark  which  financial  statement  item  the registrant has
selected  to  follow.                                Item  17  [ ]  Item  18 [X]

References

All references to "Korea" herein are references to The Republic of Korea. All references to "Meridian," the "Company", "we," "us" or "our" herein are references to Meridian Co., Ltd. All references to the "Government" are references to the government of Korea. All references to the "shares" are references to the Company's issued common shares of par value Won 200 (US $0.17 at December 31, 2002 and US $0.17 at June 18, 2003).

Currency Translation

In this annual report, references to "Won" or "W" are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won, translated into U.S. dollars and presented in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2000, 2001, and 2002. Solely for the convenience of the reader and to improve clarity, certain Items in this annual report contain translations of certain Won amounts into Dollars at specified rates (see also note 2c to the Company's audited financial statements, included in Item 18, for the Company's accounting policies with regard to foreign exchange conversion). All translations from Won to Dollars were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2002, which was Won 1,186.30 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See also
Item 3, Key Information, Exchange Rates Information, for information regarding the rates of exchange between the Won and the Dollar. On June 18, 2003 the noon buying rate was Won 1,185.00 to US$1.00.

                                     PART I


ITEM  1.  IDENTITY  OF  DIRECTORS,  SENIOR MANAGEMENT  AND  ADVISERS
-------------------------------------------------------------------

A.     DIRECTORS  AND  SENIOR  MANAGEMENT

See  Item  4.C.

B.     ADVISERS

Principal  bankers:     Chohung  Bank
                        72-3, Hongchun-Eup, Hongchun-Kun, Kangwon-Do, Korea

                        Woori Bank
                        164,  Samsung-Dong,  Gangnam-Gu,  Seoul,  Korea

Legal  advisors:        J. Bennett  Grocock
                        455  S. Orange Avenue Suite 500, Orlando, Florida, USA

C.     AUDITORS

SamDuk  Accounting  Corporation
(Members of the Korean Institute of Certified Public Accountants)
12/F  SeoHeung  Bldg.
68  Keonji-Dong,  Jongro-Ku
Seoul,  Korea


ITEM  2.  OFFER  STATISTICS  AND  EXPECTED  TIMETABLE
-----------------------------------------------------

Not  Applicable

ITEM  3.  KEY  INFORMATION
--------------------------

A. Selected financial data

The selected consolidated financial and other data set forth below should be read in conjunction with the audited consolidated financial statements of Meridian Co., Ltd. as of December 31, 2002 and 2001 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2002, 2001, 2000 and 1999 are derived from the audited consolidated financial statements of Meridian, which have been audited by SamDuk Accounting Corporation, independent accountants. The report of SamDuk Accounting Corp. covering the December 31, 2002 financial statements contains an emphasis paragraph related to the adverse economic conditions in the Republic of Korea in recent years and in the Asia Pacific region in general. Especially, the auditors' report also describes the uncertainty about our ability to continue as a going concern, based on negative cash flows from operations, accumulated deficit and negative working capital. Our consolidated financial statements are compiled in Won, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.


                                         MERIDIAN CO., LTD.
          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS  (in U.S. dollars)
                        For the years ended December 31, 2002, 2001, 2000 and 1999



                                                               2002          2001          2000          1999
Sales . . . . . . . . . . . . . . . . . . . . . . . . . .  $3,521,657    $ 5,289,561   $ 5,304,040   $ 5,367,091
Cost of sales . . . . . . . . . . . . . . . . . . . . . .   1,915,811      2,478,106     2,978,975     3,988,964
                                                           ------------  ------------  ------------  ------------
Gross profit. . . . . . . . . . . . . . . . . . . . . . .   1,605,846      2,811,455     2,325,065     1,378,127

Operating expenses. . . . . . . . . . . . . . . . . . . .   3,133,684      3,996,150     3,338,976     2,396,014

 Operating loss . . . . . . . . . . . . . . . . . . . . .  (1,527,838)    (1,184,695)   (1,013,911)   (1,017,887)
 Other income . . . . . . . . . . . . . . . . . . . . . .      84,418        188,925       400,473     1,216,384
 Other expenses . . . . . . . . . . . . . . . . .. . . .   (1,461,698)      (929,442)     (445,877)     (441,223)
 Minority interest in net loss of consolidated affiliates           -         19,302       367,789        14,074
 Income tax expense . . . . . . . . . . . . . . . . . . .           -              -       (11,551)     (130,037)
 Extraordinary items. . . . . . . . . . . . . . . . . . .           -        (10,212)        6,391       (13,918)
 Other comprehensive gain (loss). . . . . . . . . . . . .    (161,224)       (26,326)     (158,508)       81,290

 Comprehensive loss . . . . . . . . . . . . . . . . . . . $(2,451,049)   $(1,959,374)   $ (855,194)  $  (291,317)

 Weighted average number of common shares . . . . . . . .  16,472,700     15,703,850    14,071,325     8,371,325

 Basic and diluted loss per common share. . . . . . . .   $     (0.14)   $     (0.12)   $    (0.05)  $     (0.04)


                     CONSOLIDATED BALANCE SHEETS (in U.S. dollars)
                     As of December 31, 2002, 2001, 2000 and 1999


                                               2002         2001         2000        1999
Cash and cash equivalents. . . . . . . . .  $  128,674    $   105,216   $  398,625  $1,428,090
Accounts receivable.- trade. . . . . . . .   1,058,953      1,759,821    2,708,607   1,895,453
Inventories. . . . . . . . . . . . . . . .     702,097      1,187,989    1,093,137     509,633
Other. . . . . . . . . . . . . . . . . . .     314,351      1,074,919      587,827     119,658

  Total current assets . . . . . . . . . .   2,204,075      4,127,945    4,788,196   3,952,834
Investments and other assets . . . . . . .     190,317        433,653      693,331     872,284
Property, plant and equipment - net. . . .   1,444,278      1,455,295    1,528,395   1,237,090
Goodwill and other intangible assets - net       2,161            932       75,273      77,792

  TOTAL ASSETS . . . . . . . . . . . . . .  $3,840,831     $6,017,825   $7,085,195  $6,140,000


Trade accounts payable and current debt. .  $4,802,926     $3,653,326   $3,779,553  $1,850,493
Long-term borrowings . . . . . . . . . . .   1,395,089      2,568,413    1,486,641   2,275,676
                                            ----------       ---------   ---------   ---------
  Total liabilities. . . . . . . . . . . .   6,198,015      6,221,739    5,266,194   4,126,169

Minority interest. . . . . . . . . . . . .           -          6,593       26,691      35,669
Shareholders' equity . . . . . . . . . . .  (2,357,184)      (210,507)   1,792,310   1,978,162
                                            ----------      ---------    ---------  ----------
   TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY. . . . . . . . . .   3,840,831     $6,017,825   $7,085,195  $6,140,000

Exchange rate information
The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of a U.S. dollar in Won. No representation is made that the Won or Dollar amounts referred to herein could have been or could be converted into Dollars or Won, as the case may be, at any particular rate, or at all.

YEAR  AT DECEMBER 31  ANNUAL AVERAGE RATE PER $1.00 US*  ANNUAL HIGH  ANNUAL LOW
----  --------------  ---------------------------------  -----------  ----------

1997      1695                    988.1                      1960        845.5
----  --------------  ---------------------------------  -----------  ----------
1998      1206                   1367.3                      1812       1196.0
----  --------------  ---------------------------------  -----------  ----------
1999      1136                   1188.2                      1243       1124.5
----  --------------  ---------------------------------  -----------  ----------
2000      1267                   1140.0                      1267       1105.5
----  --------------  ---------------------------------  -----------  ----------
2001      1314                   1293.4                      1369       1234.0
----  --------------  ---------------------------------  -----------  ----------
2002      1186                   1242.1                      1332       1160.6
----  --------------  ---------------------------------  -----------  ----------

B.     Capitalization and indebtedness
Not applicable

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

The Company's additional funding requirements
The Company has limited financial resources. The Company will require additional cash to implement its business strategies, including cash for (i) payment of operating expenses, (ii) costs associated with bringing new products to market,
iii) continued research and development and (iv) further implementation of those business strategies. The Company anticipates raising such additional capital through public or private financings, as well as through loans and other resources. There is no assurance that the necessary funds would be available to the Company on terms acceptable to it. Failure to obtain such additional funding could result in a delay or an indefinite postponement in providing some or all of the Company's products to the market place, or the ability to supply sufficient product to the market place on a continual and profitable basis. Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders. The Company does not have any contractual restrictions on the Company's ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations.

Subsequent to year-end, the Company renegotiated the maturity date of $ 842,957 of debentures that had an original maturity date of January 31, 2003. These debentures are now repayable between July and December 2003. The Company must obtain at least $ 2.9 million in new financing in order to meet its financial obligations during 2003. The Company is making efforts to restructure its existing obligations and is contemplating a public offering of common shares. However, if the Company's efforts are not successful, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company anticipates that losses may continue
For the year ended December 31, 2002 the Company had a net loss of $2,289,825 and an accumulated deficit of $6,155,830. The Company recognizes the possibility of incurring losses for the foreseeable future. The extent of future losses will depend, in part, on the amount of growth in revenues from the Company's products. The Company expects that operating costs will increase during the next several years, especially in the areas of sales and marketing, product development and general and administrative expenses as it pursues its business strategy. Thus, the Company will need to generate increased revenues faster than the rate of growth in costs to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by corresponding increases in revenues, or if it is unable to adjust operating expense levels accordingly, the Company's business, results of operations an financial condition would be materially and adversely affected. There can be no assurance that the Company will sustain profitability or that its operating losses will not increase in the future.

Competition from larger companies
The markets in which the Company competes are intensely competitive and the Company competes and will compete with companies that have greater financial and technical resources. Therefore, to the extent that the Company is able to establish sales revenues, there is no assurance that it would be able to sustain such sales revenues. Moreover if, and when, the Company begins achieving its objectives, larger, better financed companies in peripheral businesses may be attracted to the Company's markets. They may be prepared to spend large sums quickly to develop competitive products and to mount major marketing campaigns. The risk to the Company's markets could impair the Company's growth and have a negative effect on the Company's business.

Need to upgrade products and develop new technologies
Continued participation by the Company in its market may require the investment of the Company's resources in upgrading of its products and technology for the Company to compete and meet regulatory and statutory standards. There can be no assurance that such resources will be available to the Company or that the pace of product and technology development established by management will be appropriate to the competitive requirements of the marketplace. The Company's success will depend to a substantial degree on its ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends.

The Company currently depends on a limited number of foreign suppliers to manufacture certain key components and these manufacturers may not be able to satisfy requirements and could cause the Company's potential revenues to decline The Company currently buys certain key components from a limited number of suppliers. The Company anticipates that these suppliers will manufacture these key components in sufficient amounts to meet its production requirements. If these suppliers fail to satisfy the Company's requirements on a timely basis and at competitive prices, the Company could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could seriously harm its operating results. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors.

New product announcements by the Company could cause its customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any significant deterioration in the general economic conditions would have an adverse effect on the Company's business, results of operations and financial condition. The success of the Company's operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions (and perceptions of such conditions by consumers) affecting disposable consumer income such as employment, wages, salaries, business conditions, interest rates, availability of credit and taxation for the economy as a whole and in regional and local markets where the Company operates. There can be no assurance that consumer spending will not be adversely affected by general economic conditions, which could negatively impact the Company's results of operations and financial conditions. Any significant deterioration in general economic conditions or increases in interest rates may inhibit consumers' use of credit and cause a material adverse effect on the Company's revenues and profitability. Any significant deterioration in general economic conditions that adversely affects these companies could also have a material adverse effect on the Company's business, results of operations and financial condition.

Sales and Distribution
The Company has yet to establish a significant distribution and support network in certain markets. Failure on the part of the Company to put into place an experienced and effective marketing infrastructure in a timely manner could act to delay or negate the realization of anticipated revenues.

Market Acceptance
The viability of the Company is dependent upon the market acceptance of its current and future products. There is no assurance that the Company's products will attain a level of market acceptance that will allow for continuation and growth of its business operations. In addition, the Company will need to develop new processes and products to maintain its operations in the longer term. The development and launching of such processes and products can involve significant expenditure. There can be no assurance that the Company will have sufficient financial resources to fund such programs and whether such undertaking will be commercially successful.

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

The Company's markets are subject to rapid technological change and, therefore, its success depends upon the Company's ability to develop and introduce new products
The  markets  for  the  Company's  products  are  characterized  by:
-	rapidly changing technologies;
-	evolving and competing industry standards
-	changing customer needs; and
-	frequent new product introductions and enhancements.

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

The Company cannot be assured that any pending patent application will be granted
The Company has acquired ownership or exclusive license to a number of patents or patent applications related to its products. However, the Company cannot be assured that any pending patent application will be granted, or that all such patents can provide adequate protection for its intellectual property. The Company's operating results could be seriously harmed by the failure to protect its intellectual property. If the Company is accused of infringing the intellectual property rights of other parties, it may become subject to time-consuming and costly litigation. If the Company loses, it could suffer a significant impact on its business and it may be forced to pay damages. Third parties may assert that the Company's products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against it. Any such claims may cause the Company to delay or cancel shipment of its products or pay damages that could seriously harm its business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, the Company could incur significant costs in defending against such claims. The Company's litigation may be expensive, may be protracted, and confidential information may be compromised. Whether or not the Company is successful in any litigation, the Company expects the litigation to consume substantial amounts of its financial and managerial resources. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of the Company's confidential information could be compromised by disclosure.

The Company's business may suffer due to risks associated with international sales and operations
The Company anticipates that export products will account for most of its revenues. International business activities are subject to a number of risks, each of which could impose unexpected costs of the Company that would have an adverse effect on its operating results. These risks include:
- difficulty  in  complying  with  regulatory  requirements  and  standards;
- tariffs  and  other  trade  barriers;

- costs  and  risks  of  localizing  products  for  foreign  countries;
- reliance  on  third  parties  to  distribute  the  Company's  products;
- longer  accounts  receivable  payment  cycles;
- potentially  adverse  tax  consequences;
- limits  on  repatriation  of  earnings;  and
- burdens  of  complying  with  a  wide  variety  of  foreign  laws

The Company anticipates that it will have to continue to depend on manufacturers' representatives, agents, and distributors to generate substantial amounts of its revenues
The Company anticipates that it will have to continue to rely on manufacturers' representatives, agents, and distributors to sell a significant portion of its products, and these entities could discontinue selling its products at any time. The loss of any significant agent could seriously harm the Company's operating results.

The Company's success may be affected by unusual growth of competing new products
There may be new products being introduced by competitors in the future which meet unusually high global demands. If the new products' customer base overlaps a substantial portion of the Company's products' customer base, or that the new products use the same key component as the Company's products, the demand for the Company's products or the supply of their key component may be reduced, which may seriously harm the Company's operations.

Its officers, directors and entities affiliated with them control the Company In the aggregate, ownership of the Company's shares by management and entities affiliated with the Company own collectively 58.9% of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

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

Conflicts of Interest of certain directors and officers of the Company From time to time certain of the directors and executive officers of the Company may serve as directors or executive officers of other companies and, to the extent that such other companies may participate in the industries in which the Company may participate, the directors of the Company may have a conflict of interest. In addition, the Company's dependence on directors and officers who devote time to other business interests may create conflicts of interest, i.e. that the fiduciary obligations of an individual to the other company conflicts with the individual fiduciary obligations to the Company and vice versa. Directors and officers must exercise their judgment to resolve all conflicts of interest in a manner consistent with their fiduciary duties to the Company. In the event t hat such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. The Company is not aware of the existence of any conflict of interest as described herein.

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

Shares Eligible for Future Sales
There has been no sustained market for the Company's shares, and there can be no assurance that a significant market will develop or be sustained. Future sales of substantial amounts of the Company's shares (including shares issued upon exercise of options and warrants) in the public market could adversely affect market prices prevailing from time to time and could impair the Company's ability to raise capital through sales of the Company's equity securities.

Country Risks
There are unique economic and political risks associated with investing in companies from Korea. Some of Korea's recent financial and economic difficulties have included:
- exchange rate fluctuations;
- interest rate fluctuations;
- reduced credit from foreign banks;
- reduced liquidity in the economy;
- volatile stock prices; and
- higher unemployment.

The Korean Consumer Price Index ("CPI") published by the central Bank of Korea (the Korean equivalents of the U.S. Federal Reserve Board) for the period between 1996 (base year) and 2002 is as follows:


Year         CPI        Annual increase (%)
1996 (Base)  86.4            -
1997. . . .  90.2          4.4
1998. . . .  97.0          7.5
1999. . . .  97.8          0.8
2000. . . .  100.0         2.3
2001. . . .  104.1         4.1
2002. . . .  106.9         2.7

The Asia Pacific region, including Korea, has been experiencing significant economic difficulties. The operations of the Company, and those of other companies in Korea, have been significantly affected, and could continue to be affected for the foreseeable future, by the general unstable economic conditions in the country and in the Asia Pacific region. The continuing weakness of the Japanese economy and recent volatility of the Japanese Yen against the Dollar increases the uncertainty of economic stability in Asia in general and may hinder Korea's ability to recover quickly from its own economic difficulties. Future adverse developments in Southeast Asia, Japan and elsewhere in the world could worsen Korea's economic difficulties. Other developments that could occur in Korea include social and labor unrest resulting from economic difficulties and higher unemployment, a substantial increase in the Government's expenditures for unemployment compensation and other costs for social programs. Korea may need to increase reliance on exports to service foreign currency debts, which cause friction with Korea's trading partners. In addition, the economies of neighboring countries, including Japan, China and Russia, could deteriorate further. Any such developments would hurt Korea's plans for economic recovery.

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

The Company may not be able to convert and remit dividends in Dollars if the Government imposes certain emergency measures
The Company does not intend to pay dividends on its shares in the foreseeable future. However, if it declares cash dividends, such dividends will be declared in Won. In order for the Company to pay such dividends outside Korea, such dividends will be converted into Dollars and remitted to the shareholders, subject to certain conditions. Fluctuations in the exchange rate between the Won and the Dollar will affect, among other things, the amounts a holder of shares of the Company will receive as dividends. Under Korean law, if the Government deems that certain emergency circumstances are likely to occur it may impose necessary restrictions. Emergency circumstances include, but are not limited to, sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments, or a substantial disturbance in the Korean financial and capital markets. The restrictions imposed by the Korean government could include requiring foreign investors to obtain prior approval from the Ministry of Finance and Economy for the acquisition of Korean securities or for the repatriation of interest, dividend or sales proceeds arising from Korean securities or from disposition of such securities, including the Company's shares.

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

ITEM 4. INFORMATION ON THE COMPANY
----------------------------------

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

On August 30, 1999, the Company agreed to sell, in an arm's length transaction, certain assets amounting to $1,284,556 relating to two product lines acquire in the 1998 acquisition of Hippo, to Medicore Co. Ltd., an unrelated Korean company. In return, Medicore assumed certain liabilities, primarily attributed to the two product lines, of the Company in the same amount. These product lines are the Urea Breath Test Device (UBT) and Infra-Red Imaging System
(IR-2000).  This  transaction  was  completed  on  December  31,  1999.

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

On February 13, 2002, the Company's common stock was accepted for quotation by the NASD on the OTC Bulletin Board under the symbol MRDAF.

The Company's Corporate head office is located at 4F, Heungseong Bldg., 197-3, Jamsil-Dong, Songpa-gu, Seoul, Korea.

B. Business Overview
The Company is engaged in the research, development, manufacturing and sales of medical devices for the Natural/Alternative Medicine industries. The Company's major customers are Oriental medical hospitals and clinics as well as Western medical hospitals and clinics. The Company is currently selling its products in Korea, China, Latin America, North America and to the Association of South East Asian Nations (ASEAN). The Company intends to continuously expand its sales efforts in several countries through establishment of additional branch offices, distributors, and sales agencies.

The Company's products cross all boundaries of health care disciplines and are useful in the practice of medicine, osteopathy, homeopathy, naturopathy, acupuncture and other complementary disciplines. If stress or imbalance is detected in a patient, the Company's products can identify the meridian imbalances in a person's body and assist the practitioner in a course of treatment or therapy to alleviate the stress or to restore balance to the body's meridian systems.

The Company currently sells four different products to healthcare practitioners throughout the domestic and overseas market. These include the MERIDIAN lines, the McPulse, the ABR-2000 and the LAPEX. The MERIDIAN medical devices perform meridian stress analysis through measuring electronic feedback at acupuncture points by using non-invasive electro-acupuncture principles. The McPulse analyzes heart function, arterial elasticity, dilations, resistance, and aging through measuring pulse waveform. The ABR-2000 automatically analyzes stress related body problems by measuring the autonomic electro-physiological response of skin. The LAPEX-2000 is a low power semiconductor laser device for non-invasive therapy of blood and tissue. During 2002, the Company completed the development of the Composition Corpulence Curer as an aid in the reduction of body fat.

On September 26, 2001 the Beijing Meridian Medical Equipment Co., Ltd. (hereafter BMMEC) was established to further pursue the Company's business in China. BMMEC is a joint corporation formed by Meridian Co., Ltd. and Mr. Trigon Jung, investor and president of BMMEC. The main business of BMMEC is publicity activities and setting up dealership networks for sales in China. Also, Meridian is planning to give BMMEC a manufacturing license for its products in the future. Meridian has made over US $600,000 direct sales in China since 1999, including $2,330 during 2002. Expected sales in China have not materialized according to the Company's expectations, however, the Company will continue to market their product to the Chinese market and is currently designing two more products for release in 2004.

The Company identified the United States as a significant market and incorporated Meridian America Medical Inc (MAMI) in the United States as a 100% owned subsidiary of the Company, in February 2002, in preparation for the launch of the Meridian products into the US market. The Company has invested $53,587 in expanding into the U.S. market since inception. For the year ended December 31, 2002, the Company achieved $360,449 in sales to the U.S. market and expects a further significant increase in sales to the United States in the next year. The Company initially sold 3 meridian lines to the American market, the Meridian II, Meridian-Plus, and Meridian-Portable. The FDA approved the ABR - 2000, an automatic whole body-screening device on August 14, 2002, and the McPulse, a pulse waveform analyzer, on February 19, 2003. The Company also received the European CE Mark for the LAPEX-2000 on March 19, 2002.

The CE (Conformities European) Marking is the unification standard of the European Union (EU) for products concerning the safety of the human body, health and the protection of the environment. The CE Marking is the certification necessary to sell the Meridian products in the EU market. These approvals increase the product line the Company is able to market to the different world markets, and will hopefully in turn increase sales.

South Baylor University, one of the major Oriental Medical/ Acupuncture Schools in California, is home to the South Baylor University Research Center. After testing initial units the research center placed an order for several more of the Meridian II. The Meridian II is a computer-assisted meridian assessment and evaluation device. The units will be placed in their Anaheim and Los Angeles campuses as training equipment for the Oriental Medical Intern Program. Both campuses are located in California, one of the largest Oriental and alternative medical States in the US.

Products of the Company

MERIDIAN LINE OF PRODUCTS

The Meridian line of products includes the Meridian-II, Meridian Plus, Meridian -Portable and ABR 2000. These products are computer assisted assessment and diagnostic devices, which are based on the analysis technique, pioneered by Dr. Reinhold Voll, a German medical doctor. Termed Electro-Acupuncture according to Voll (E.A.V.), the assessment process incorporates elements of Western science and principles of traditional Chinese medicine. Practitioners use electrical, magnetic, sonic, acoustic, microwave and infrared devices to screen for or treat health conditions by detecting imbalances in the body's energy field and then correcting them. E.A.V. works by measuring the meridian lines on the hands and feet that correspond to the different organs in the body. The purpose of E.A.V. is to establish a functional testing of organs and tissues by measuring their respective acupuncture points. The conductance (capacity to let the stimulation current through) of an organ or a tissue is measured in order to discover any energetically unbalanced points. It is believed that the energetic equilibrium of a human is altered, among other things, by the negative ambiance influence exercised by some medications, stress, poisons, insecticides, viruses, bacteria, harmful electromagnetic fields and inflammations as well as certain ailments.

MERIDIAN-II

The Meridian-II is a computer assisted assessment and diagnostic device that establishes a functional testing of organs and tissues by measuring their respective acupuncture points and delivers a complete computer drafted evaluation for analysis. If stress or imbalance is detected in a patient, the Meridian-II can identify the meridian imbalances in a person's body and also assist the practitioner in recommending a course of treatment or therapy to alleviate the stress or to restore balance to the body's meridian systems.This provides the health practitioner with the ability to detect a potential health problem early and to treat it before the problem manifests itself. Using the Meridian-II, the practitioner can monitor the progress of corrective therapies. The device is in the structure of a cart that includes a touch screen monitor, computer, printer, a set of medical instruments and supplemental parts including hand and foot electrodes.

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

MERIDIAN-PORTABLE
The MERIDIAN-Portable is structured as a compact and transportable console unit separate from but packaged with the assistant computer.
ASPECTS               MERIDIAN-PORTABLE  DESCRIPTION

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

LAPEX-2000

The LAPEX-2000 is a semiconductor laser therapeutic device, which applies a laser to the foci of the human body without damaging the skin tissue and in turn, promotes healing of any damaged skin tissue. The use of laser therapy facilities increases blood flow, vitalization of cells, and increases protein synthesis which can assist in the treatment of soft tissue damage, acute and chronic joint diseases, chronic pain, and improvement of circulation.

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

MCPULSE
McPulse can be used for measurement and analysis of pulse waveform. The pulse wave is the arterial pressure change that originates from the heart and transmits through an artery. The pulse wave is changed by the systolic power of the heart, the vascular condition (the arterial elasticity, resistance, etc.), and the functional status of cardio-vascular circulation. McPulse irradiates IR (infrared) through the finger-tip and obtains pulse wave information with the light absorbing characteristics of HbO2 of arterial blood. All measurements, calculations, analysis, and printouts can be performed automatically in less than a minute with a fully non-invasive method.

AUTOMATED  DIGITAL  PULSE  WAVEFORM  EXAM
-----------------------------------------

-     Exam needed for preventing  geriatric  diseases.
- Hardening the arteries, arterial elasticity, and obstruction of periphery can be detected in early stages.
-     The  Pulse  can  be  seen  while  analysing  the  pulse  waveform.

-     Not  harmful  to  the  human  body
-     Diagnosis  can  be  done  within  a  minute.
-     Results  can  be  obtained  right  after  diagnosis.

DPA
The DPA (Digital Arterial Pulsewave Analyzer) is a computer-based model succeeding McPulse series. It supports all the functions of McPulse, and it can analyze heart rate variability (HRV) from EKG data. The computer can store all of the patient's data. The structure is configured with a McPulse console, EKG electrodes, computer software with WINDOWS base, and cart.

Other Products of the Company

HEMOSCOPE - BLOOD ANALYZER
The Hemoscope is a digital-based blood analysis system. The system works by analyzing one drop of blood for conditions of red and white blood cells, clearness and nutritive conditions, as well as development of immune bodies & diseases. It utilizes a powerful microscope using phase differences and dark vision to assess a person's blood and possibly detect the cause of functional diseases.

The Hemoscope comes equipped with microscope and ancillary components, a computer, monitor, modem and printer.

COMPOSITION CORPULENCE CURER

This product's target markets include plastic surgery, sports medicine, the Oriental medicine clinic, and the Corpulence Clinic.

-     Supersonic  waves,  low  frequency
- Various computer-programming modes to control frequency and intensity for sebaceous decomposition (Medical treatment solution)
- The product includes a 10 x 4 inch color TFT LCD Touch Screen Display (safe and convenient)

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

Industry Trends
Throughout the world, the medical environment is changing. In Korea, for example, the popularity of Oriental medicine is rising rapidly. The importance of alternative medicine has been acknowledged in Europe, North America and in Asia, and a cordingly, these markets have been expanding. As a result, the interest in Oriental medicine is growing worldwide with the demand for Oriental medical instruments increasing. Therefore, as an Oriental medical instruments manufacturer, the Company is well positioned in an expanding market.

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

SUNGPIL HONG, SECRETARY AND A DIRECTOR
Mr. Hong graduated from Sin-Gu University in South Korea with Physiotherapy as his major. From 1993 to 1995 he was the Business Manager for Dasin Medical Ltd.. From 1996 to 1998 he managed Hippo Medica Ltd.. From 1998 to the present, he was the Senior Manager for Meridian. On March 29, 2003, he was appointed a Director of Meridian.

HEE-YO  PARK,  GENERAL  MANAGER
Mr. Park was head of the planning department in Chonbang Corp from December 1992 to February 1995. Since February 1995 he has been General Manager, Secretary and Treasurer of the Company. On March 31, 2002, Mr.Park was promoted to the Senior Manager of the U.S. operations, MAMI.

SOO-RANG  LEE,  DIRECTOR  OF  RESEARCH  AND  DEVELOPMENT- resigned
Mr. Lee graduated in 1990 from the Seoul National University, Korea with a degree in Electronic Engineering. Mr. Lee was a senior researcher for Medison Co. Ltd. from 1990 to 1994. He joined the Company as a research and development manager at the formation of the Company. He was appointed the Director of Research and Development in 1998.Mr. Lee reduced his position on November 30, 2002 to an indepenedent director. On March 29, 2003, he completely resigned.

KI-WON  KIM,  DIRECTOR  OF  DOMESTIC  BUSINESS- resigned
Mr. Kim graduated from The Han-yang University, Korea with a degree in Electronic Engineering. He was research and development manager and head of the domestic sales department for Medison Co., Ltd. He has been president of the Taegu Meridian Company since 1997 until joining with the Company as the Director of Domestic Business in 2000. On May 27, 2002, Mr. Kim resigned from this position.

D. Property, Plants and Equipment
The Company's products are assembled from purchased and manufactured components at its factory in Kangwon Province (687-6, Sangohan-Ri, Hongchun-Eup, Hongchun-Kun, Kangwon-Do, Korea). Virtually all of the components making up the Company's products are readily available from outside domestic suppliers. Some of the components have been designed by the Company and/or are custom manufactured to its specifications. The following table sets forth the offices and their addresses presently located in Korea.



Office                                            Location
--------------                              -------------------

Kangwon Factory      Owned               687 - 6, Sangohan - Ri, Hongchun - Eup, Hongchun - Kun,
  -Head Office                           Kangwon - Do, Korea
--------------

Seoul Meridian       Leased              4F, Heungseong Bldg., 197-3, Jamsil-dong, Songpa-gu Seoul,
- Sales and                              Korea
Administration
--------------
Daegu Meridian       Leased              Daegu, Gyeongsangbuk-do, Korea
-Sales Office
--------------

Busan Meridian  . .  Leased              Busan, Gyeongsangnam-do, Korea
-Sales Office
--------------

Gwangju Meridian. .  Leased              Gwangju, Jeola-do, Korea
-Sales Office
--------------
Jejung  Medical      Leased              Gyeonggi-do, Gangwon-do, Korea
-Sales Office
--------------

Segang Medical       Leased              Chungcheong-do, Korea
-Sales Office
--------------

     MAMI. . . . .   Leased              11075 Kamott Ave, Cypress, CA, USA, 90630
-Sales Office
--------------

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with the Company's audited consolidated financial statements, including the notes thereto, and other financial information appearing elsewhere herein. The audited consolidated financial statements have been prepared using US dollars and presented in accordance with accounting principles generally accepted in the United States.

A.  Operating Results

Year comparisons between 2002, 2001, and 2000
For the year ended December 31, 2002, the Company achieved sales revenues of $ 3,521,657 resulting in a gross margin of $ 1,605,846 compared with sales revenues of $5,289,561 that resulted in a gross margin of $2,811,455 for the year ended December 31, 2001 and sales revenues of $5,304,040 that resulted in a gross margin of $2,325,065 for the year ended December 31, 2000. The Company's operating loss increased to $1,527,838 in 2002 from a loss of $1,184,695 in 2001 and a loss of $1,013,911 in 2000. Such increase in the operating loss was due primarily to a reduction in sales caused by economic uncertainty in South Korea and a slower then expected sales growth in China and the United States. The
Company's allowance for bad debts expense results from the Company's conservative evaluation of its trade accounts receivable in the light of uncertain economic times. The increase in commissions is a reflection of the Company's increased selling and marketing efforts. Total selling, general and administrative expenses decreased to $3,133,684 for the year ended December 31, 2002 from $3,996,150 for the year ended December 31, 2001 and from $3,338,976 for the year ended December 31, 2000. The Company spent $379,059 on research and development for the year ended December 31, 2002 as compared to $555,865 in 2001 and $540,671 in the year 2000. For the year ended December 31, 2001 the Company recorded an inventory write-down due to a decline in market value amounting to $140,936 as compared to $0 for 2002 and $516,312 for 2000. The Company expects that any future loss in value of inventory and any consequent write-down will be stabilized at approximately 2% of gross sales. In the same period, working capital decreased to a deficiency of $(2,598,851) in 2002 from working capital of $474,619 in 2001 and working capital of $1,008,643 in 2000. As of the year ended December 31, 2002, the Company had an accumulated deficit of $6,155,830. The current year's contribution to the deficit was financed in part by working capital and in part by short-term borrowings.

B.  Liquidity and capital resources
The Company's sources of liquidity have historically been cash from operations, capital working lines of credit, debt and equity financing. The Company has generated revenues for the last three years but expanding the operations of the Company has required significant amounts of cash in excess of cash generated from operations. Therefore, the Company has continued to seek additional debt and equity financing opportunities. The Company's land and buildings were pledged as collateral for the Company's short-term and long-term borrowings.

C.  Research and development, patents and licenses, etc.

Research and Development
It is the goal of the Company to continually make enhancements and improvements to its products. Costs incurred to make routine enhancements or improvements, design changes to existing products and trouble shooting in production are excluded from research and development expenses.

Proprietary Technology
The Company has 18 registered patents at the Korea Industrial Property Office, 7 of which were registered during 2002. The Company believes that Korean intellectual property laws and regulations afford owners of intellectual property protections similar to those enjoyed by owners of intellectual property in the United States. Korean intellectual property laws were amended at the end of 1995 to harmonize them with the Trade-Related Aspects of Intellectual Property Rights Agreement.

The  Company's  registered  patents  are  summarized  in  the  following  table:




TECHNOLOGY DESCRIPTION          REGISTRATION NUMBER  DATE OF REGISTRATION
------------------------------  -------------------  --------------------
Nervature analysis device . .               0368021  December  - 02
------------------------------  -------------------  --------------------
Pulsecare . . . . . . . . . .               0538120  December - 02
------------------------------  -------------------  --------------------
Mcview . . . . . . . . . . . .              0531965  October - 02
------------------------------  -------------------  --------------------
Electrode holder for
laser treatment . . . . . . .                302314  June - 02
------------------------------  -------------------  --------------------
Electrode for laser treatment               0302315  June - 02
------------------------------  -------------------  --------------------
McPulse . . . . . . . . . . .            2002-29908  June - 02
------------------------------  -------------------  --------------------
Biomeridian . . . . . . . . .               0522196  June - 02
------------------------------  -------------------  --------------------
Lapex . . . . . . . . . . . .                500915  September - 01
------------------------------  -------------------  --------------------
Hemoscope . . . . . . . . . .            2001-38478..August - 01
------------------------------  -------------------  --------------------
Laser beam irradiation
device . . . . . . . . . . . .           2001-35814..July - 01
------------------------------  -------------------  --------------------
Pulseview . . . . . . . . . .            2001-21430..May - 01
------------------------------  -------------------  --------------------
Pulsetron . . . . . . . . . .            2001-21431..May - 01
------------------------------  -------------------  --------------------
Electrode ring device for home
99 treatment . . . . . . . . .               236277  September - 99
------------------------------  -------------------  --------------------
Electrode clamp device for
home 99 treatment. . . . . . .               236276  September - 99
------------------------------  -------------------  --------------------
Automatic detection of
meridians by probe device. . .               210233  April - 99
------------------------------  -------------------  --------------------
Medicament energy
information transferring
system . . . . . . . . . . . .               171667  October - 98
------------------------------  -------------------  --------------------
Insulation device of meridian
remedial apparatus . . . . . .               144993  April - 98
------------------------------  -------------------  --------------------
Diagnostic device using the
electric features of the human
body . . . . . . . . . . . . .               130791  November - 97
------------------------------  -------------------  --------------------

The Company relies on a combination of patent and trade secrets to establish and protect the proprietary rights in its products. In order to protect and support current and future development of its products, the Company expects that it will continue to make application for patents at the Korea Industrial Property Office. The Company believes that the ownership of patents will be a significant factor in contributing to its business. However, the success of the Company will depend primarily on the innovative skills, technical competence and marketing abilities of its personnel. In addition, there can be no assurances that the Company's current and future patent applications will be granted, or if granted, that the claims covered by the patents will not be reduced from those included in the Company's applications. Claims by third parties that the Company's current or future products infringe upon their intellectual property rights may have a material adverse effect on the Company. Intellectual property litigation is complex and expensive and the outcome of this litigation is difficult to predict. Any future litigation, regardless of outcome, may result in substantial expense to the Company and significant diversion of the Company's management and technical personnel.

Regulatory Restrictions
Use of the Company's products internationally is subject to various government regulatory requirements on a country-by-country basis. Europe, the U.S., Canada, Australia, Japan and China each have their own product certification systems. As a result, this has slowed the process for the Company to expand in the world market. Even if there are no technical difficulties, its products are directly involved with human life, and require that the Company obtain government approval of clinical safety for the products through various analysis and testing procedures. As noted above, the Meridian-II and the Meridian-Plus have received FDA approval to be sold as Class 2 products in the U.S. The table below includes all the regions in the world where Meridian's products have been approved for sale.


REGION                             REGULATION                   PRODUCTS APPROVED


Korea . . . . . . . . . . . . . .  KFDA         Meridian - II, Meridian Plus, Meridian, ABR -
                                                2000, Lapex - 2000, Hemoscope


China . . . . . . . . . . . . . .  SDA          Meridian - II, ABR - 2000

U.S.A.. . . . . . . . . . . . . .  FDA          Meridian - II, Meridian Plus, Meridian Portable
                                                ABR-2000,McPulse

Canada. . . . . . . . . . . . . .  CSA          Meridian Portable

South America . . . . . . . . . .  FIP          Meridian - II, Meridian Plus, ABR - 2000, Lapex -
                                                2000

EU. . . . . . . . . . . . . . . .  IEC (CE)     MERIDIAN-II, MERIDIAN-Plus, MERIDIAN-
                                                Portable
                                                ABR-2000, LAPEX - 2000


D. Trend information

The operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in Korea and in the Asia Pacific region. The curtailed economic activity in the Company's traditional markets resulted in a significant decline in the Company's sales, production and inventory. The Company is actively seeking to expand its sales into new markets, principally the United States.

E.  Off-balance sheet arrangements
Not applicable

F.  Tabular disclosure of contractual obligations


                                                Payments due (by period)
                                                   Less than                           more than
Contractual Obligations . . . . . . . .   Total      one year    1-3 years    3-5 years   5 years
Long-term debt obligations . . . . . . $1,212,880    $433,760     $746,793            -   $32,327
Debentures . . . . . . . . . . . . . . $1,263,233    $842,957     $420,276            -         -
Long-term accounts payable . . . . . .   $105,746     $48,963      $56,784            -         -
Retirement and severance indemnities. .  $138,909     unknown      unknown      unknown   unknown


The Company's estimated liability under the plan, equal to the amount which would be payable if all employees were to terminate at the balance sheet date, has been accrued according to the National Pension Law of Korea for employees with more than one year of service and who are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment.


Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

See Item 4.C.

B.  Compensation


Name & Principal      Year   Salary ($)  Bonus ($)    Other Annual     All Other
Position               .         .           .      Compensation ($)  Compensation


Myeong, Hyeon-
seon, (Director,
 President, CEO). .    1998      34,000  Nil        Nil               Nil

                       1999      49,000  Nil        Nil               Nil

                       2000      49,000  Nil        Nil               Nil

                       2001      45,500  Nil        Nil               Nil

                       2002      47,541  Nil        Nil               Nil

Park, Sang - yeul
(Director of ManufacturingA ffairs)

 . . . . . . . . . .   1998      Nil     Nil        Nil               Nil

                       1999      Nil     Nil        Nil               Nil

                       2000      42,000  Nil        Nil               Nil

                       2001      39,000  Nil        Nil               Nil

                       2002      37,357  Nil        Nil               Nil

Lee, Soo-rang
 (Director of Manager of Research and Development)
- resigned as a director on November 30, 2002
- worked as an independent director until March 29, 2003 when he completely resigned

 . . . . . .  . . .    1998      30,000  Nil        Nil               Nil

                       1999      43,000  Nil        Nil               Nil

                       2000      42,000  Nil        Nil               Nil

                       2001      39,000  Nil        Nil               Nil

                       2002      40,738  Nil        Nil               Nil

Kim, Ki-Won
 (Director of Domestic Sales)- resigned on May 27, 2002
 . . . . . . .  . .    1998  Nil         Nil        Nil               Nil

                       1999  Nil         Nil        Nil               Nil

                       2000  Nil         Nil        Nil               Nil

                       2001  39,000      Nil        Nil               Nil

                       2002  15,432      Nil        Nil               Nil
Min, Jae -Ki
(Statutory Auditor)    1998  Nil         Nil        Nil               Nil

                       1999  Nil         Nil        Nil               Nil

                       2000  Nil         Nil        Nil               Nil

                       2001  Nil         Nil        Nil               Nil

Park, Hee-yo (General Manager)- transferred on March 31, 2002 to the
Senior Manager Position of MAMI
 . . . . . . . .  .    1998      25,000  Nil        Nil               Nil

                       1999      30,500  Nil        Nil               Nil

                       2000      30,500  Nil        Nil               Nil

                       2001      29,200  Nil        Nil               Nil

                       2002      12,667..Nil        Nil               Nil

..      Mr.  Park,  Sang-yeul  received an interest free loan from the Company in the  amount  of  $8,500  which  he  fully  paid  off  in  March  2000.
..      Total  amount  set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits: $197,431 USD (insurance and pension not as cash)

Compensation of Directors
Directors and directors who are also employees of the Company receive no extra compensation for their service on the Board of Directors of the Company.

Employment Contracts with employees and officers
The Company has not entered into any employment contracts, but anticipates entering into employment contracts with certain management and other key personnel.

C. Board practices

Not applicable

D. Employees

The Company has 26 employees in the following areas:

Area                             Department                     Name Team Name                     Number of Staff
Seoul, Korea             Administration department     The ministry of Finance and Economy               2
                         Business Headquarters         Business Department                               3
                                                       Customer Support Team                             2
                                                       Marketing Team                                    1
                                                       Clinical Team                                     2
                                                       Foreign countries business team                   1
                                                       Business administration team                      1
                         Research Institute                                                              4
Hong Chun, Korea         Production Department         Manufacturing technique team                      5
                         Purchase resources team                                                         1
                                                       Hallmark Team                                     1
United States            MAMI                                                                            3
Total                                                                                                   26
The president excepted in employee's number, and head count is 27 with Myeong, Hyeon-seong.

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

On February 23, 2000, the Company granted stock options to its executive officers, directors and 16 employees to purchase 496,850 shares of its common stock at a price of $0.88 per share. Stock options granted to its executive officers and directors will vest on February 23, 2003 and are exercisable until February 22, 2007. On March 19, 2001, the Company granted stock options to its executive officers, directors and 13 employees to purchase 425,250 common shares at an exercise price of Won 680 (equivalent to $0.53 at the spot exchange rate of Won 1,298 to $1) per share. The options will vest on March 19, 2004 and are exercisable until March 18, 2008.

Share ownership
The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of June 13, 2003, after taking into effect the Acquisition and the Stock Split of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:


Name and address of beneficial owner   Amount Stock Beneficially Owned  Percentage of Class
and position with the company                         .                          .


Myeong, Hyeong-seong. . . . . . . . .  1,130,498 common shares                 6.58%
(President, CEO and Director)
#997-4 Daechi-dong
Gangnam-gu, Seoul, Korea

Park, Sang-yeul (Director). . . . . .     87,500 common shares                 0.51%
687-6 Sangoan-ri, Hongchun-eup,
 Hongchun- kun, Kangwon-do, Korea

Min, Jae-ki . . . . . . . . . . . . .    Nil                                     Nil
(Statutory Auditor)
#997-4 Daechi-dong
Gangnam-gu
Seoul, Korea

Park, Hee-yo. . . . . . . . . . . . .   107,575 common shares                   0.63%
(General Manager)
#974-4 Daechi-dong
Gangnam-gu, Seoul, Korea
-------------------------------------------------------------------------------------
All officers and Directors as a Group 1,325,573                                 7.71%

ITEM  7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS
       ----------------------------------------------------------------

A.     MAJOR  SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our shares as of June 27, 2003 (no change in issued shares from December 31, 2002), by (1) each person known to us to own beneficially more than five percent (5%) of our shares, and (2) all of our directors and executive officers as a group.

Name and address                                                Amount Stock Beneficially  Percentage of Class
                                                                          Owned


Terasource Kosdaq Venture Investment.
8FR Dongshin Bldg. 141-30 Samseong-dong, Kangnam-gu  . . . . .  2,066,700 common shares            12.03%
Seoul Korea

Terasource Venture Investment Capital
8FR Dongshin Bldg. 141-30 Samseong-dong, Kangnam-gu  . . . . . .  403,900 common shares             2.35%
Seoul, Korea

Terasource Venture Capital Fund 2
8FR Dongshin Bldg. 141-30 Samseong-dong, Kangnam-gu. . . . . .  1,070,270 common shares             6.23%
Seoul, Korea

Terasource Venture Capital Fund 3
8FR Dongshin Bldg. 141-30 Samseong-dong, Kangnam-gu. . . . . .  1,551,350 common shares             9.03%
Seoul, Korea

Terasource Venture Capital Fund 4
8FR Dongshin Bldg. 141-30 Samseong-dong, Kangnam-gu. . . . . . .  378,380 common shares             2.20%
Seoul, Korea


The Hong Group of Companies
including:
Serome Investment Co. Ltd. (1,085,675shares),
151-7 Samseong-Dong Kangnam-Gu Seoul Korea; . . . . . . . . .   3,325,900 common shares            19.36%
Mok-Won Assets Management Co. Ltd (1,375,000 shares),
2004 Ho, Anam tower 702-10 Yuksam-dong Kangnam-ku,
Seoul, Korea;
Bio & Medical Research Co. Ltd. (524,425 shares),
702-10 Yuksam-dong, Kangnam-ku, Seoul, Korea;
Ki-tae Hong (127,800 shares) and Hye-sook Lee (213,000 shares)
151-7 Samseong-Dong, Kangnam-Gu, Seoul, Korea


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

Item 8. Financial Information

A. Consolidated  Statements  and  Other  Financial  Information
See "Item  18- Financial  Statements"

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

B. Significant Changes

There has been no significant change since the December 31, 2002 financial statements.

Item 9.  The Offer and Listing
------------------------------
Not Applicable

Item 10. Additional Information
-------------------------------

A. Share Capital
The Company had 567,853 shares of common stock issued and outstanding prior to the Acquisition of By George, and 635,995 shares issued and outstanding following the Acquisition. Effective February 15, 2001 the Company forward split all of its outstanding common shares on the basis of 10 new shares of common stock of the Company for each issued share of common stock of the Company resulting in a total of 6,359,950 shares of common stock par value 500 Won per share in the capital stock of the Company being issued and outstanding (the "First Stock Split"). Effective March 19, 2001 the Company forward split all of its outstanding common shares on the basis of 5 new shares of common stock of the Company for every 2 issued shares of common stock of the Company resulting in a total of 15,899,875 shares of common stock par value 200 Won per share in the capital stock of the Company being issued and outstanding (the "Second Stock Split") (the First Stock Split and the Second Stock Split collectively referred to as the "Stock Split").

B. Memorandum and Articles of Association
General
The Company is authorized to issue 50,000,000 shares of common stock, each share of common stock having equal rights and preferences, including voting privileges. The Company is not authorized to issue shares of preferred stock. As of June 15, 2003 there were 17,182,583 shares of the Company's stock issued and outstanding. The shares of common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefore; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of the Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

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

Preemptive Rights and Issuance of Additional Shares
The authorized but unissued shares may be issued at such times and, unless otherwise provided in the Commercial Code, upon such terms as the board of directors of a company may determine. The new shares must be offered on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders' register as of the record date. The Company's shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings, provided that pursuant to the Articles of Incorporation, new share that are (i) issued by public offering in accordance with the Securities and Exchange Law of Korea, (ii) represented by depositary receipts,
(iii) issued to foreigners in accordance with the Foreign Investment Promotion Law of Korea within 33% of the total number of shares outstanding, (iv) issued to the Company's employee stock ownership association up to 20% of the newly issued shares (to the extent the total number of shares so subscribed and held by th e members of the employee stock ownership association does not exceed 20% of the total number of shares), (v)issued outside Korea for listing on a foreign stock exchange or foreign securities market trading securities by means of an electronic or a quotation system, (vi) issued according to a stock option plan,
(vii)  issued  to a
domestic corporation having a strategic relationship with the Company in connection with the Company's management or technology of up to 5% of the total number of issued and outstanding shares after such issuance, (viii)issued as consideration for the acquisition of the stock or assets of another company up to less than 20% of the total number of issued and outstanding shares, or (ix) issued through general public offering in accordance with the Securities and Exchange Law of Korea may be issued pursuant to a resolution of the board of directors to persons other than existing shareholders. Under the Commercial
Code, a company may vary, without shareholder approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the shareholders' register is closed) prior to the record date. The Company will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to such deadline. If a shareholder fails to subscribe on or before such deadline, such shareholder's preemptive rights will lapse. The board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur. If the Company adopts the New Articles of Incorporation newly issued shares can be issued pursuant to a resolution of the board of directors of the Company to persons other than existing shareholders of the Company under the following cases (i) the Company offers new shares or allows underwriters to underwrite new shares in accordance with Article 2 and
Article 8 of the Securities Exchange Act of Korea;(ii) the Company issues new shares through a public offering by the resolution of the Board of Directors in accordance with Article 189-3 of the Securities Exchange Act of Korea; (iii) the Company issues new shares through exercises of stock options in accordance with
Article  16-3 of  the  Venture  Company Promotion Special Measures Act of Korea;
(iv) the Company issues new shares for the purpose of listing or registration on or with a foreign securities exchange or market;(v) the Company issues new shares for foreign direct investments in accordance with the Foreign Investment Promotion Act as needed for business purposes, including but not limited to improvement of the financial structure;(vi) the Company issues new shares to another company with which the Company forms or intends to form a business alliance relationship for the purpose of technology transfer; or (vii) the Company issues new shares for consideration for the acquisition of the shares or assets of another company or the assets of a person.

General Meeting of Shareholders
Under the Commercial Code, the ordinary general meeting of shareholders is held within three months after the end of each fiscal year and, subject to board resolution or court approval, an extraordinary general meeting of shareholders may be held as necessary or at the request of holders of an aggregate of 3% or more of the outstanding shares of a company or at the request of a company's statutory auditor or audit committee. Under the Commercial Code, written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. Currently, the Company uses The Korean Economic Daily for the purpose of providing public notices. Shareholders not on the shareholders' register as of the record date are not entitled to receive notice of the annual general meeting o f shareholders or attend or vote at such meeting. The agenda of the general meeting of shareholders is determined at the meeting of the board of directors. In addition, shareholders holding an aggregate of 3% or more of the outstanding shares may propose an agenda for the general meeting of shareholders. Such proposal should be made in writing at least six weeks prior to the meeting. The board of directors may decline such proposal if it is in violation of the relevant laws and regulations of the Company's Articles of Incorporation. The general meeting of shareholders is held at the Company's headquarters or, if necessary, may be held anywhere in the vicinity of the Company's headquarters.

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

Registration of Shareholders and Record Date
Pacific Corporate Trust Company of Vancouver BC Canada ("Pacific Corporate") is the Company's sole transfer agent. Pacific Corporate maintains the register of the Company's shareholders and register of transfers of registered shares traded. For the purpose of determining the holders of the Company's shares entitled to annual dividends, the register of shareholders is closed for a period following December 31 and ending on the close of the ordinary general shareholders' meeting for such fiscal year. The record date for annual dividends is December 31. Further, the Commercial Code and the Company's Articles of Incorporation permit the Company, upon at least two weeks' public notice, to set a record date and/or close the register of shareholders entitled to certain rights pertaining to the Company's shares. The trading of the Company's shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

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

C.  Material contracts
None

D.  Exchange Controls
General

The Foreign Exchange Transaction Law of Korea and the Presidential Decree and regulations established thereunder (collectively the "Foreign Exchange Transaction Laws") regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Ministry of Finance and Economy. The Financial Supervisory Commission also has adopted, pursuant to the delegated authority under the Securities and Exchange Law of Korea, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances are likely to occur, it may require certain investors to obtain prior approval for certain Capital Transactions as defined in the Foreign Exchange Transaction Laws from the relevant Korean authority or to deposit a certain portion of the investors' holdings in Korea. Such emergency circumstances include sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or a substantial disturbance in the Korean financial and capital markets.

Government Reporting Requirements
In order for the Company to issue its shares outside of Korea, the Company is required to file a prior report of such issuance with the Ministry of Finance and Economy. No further approval from the Government is necessary fort he issuance of the Company's shares. Furthermore, prior to making an investment to 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to a Korean bank pursuant to a delegation by the Ministry of Commerce, Industry and Energy. Subsequent sale by such investor of the shares will also require a prior report to such bank

Dividend to be declared in Won
The Company currently is not in the position to pay dividends on its shares for the foreseeable future. However, if the Company declares cash dividends, such dividends will be declared in Won. In order for the Company to pay such dividends outside Korea, such dividends will be converted into Dollars and remitted to the shareholders, subject to certain conditions. The Company will convert dividend amount in foreign currency and remit them to shareholders abroad. No governmental approval is required for foreign investors to receive dividends. However, in order for the Company to convert the Won amount in foreign currency and to remit such amount abroad, relevant documents must be submitted to the foreign exchange bank to verify (i) that the amount being paid conforms to the amount required to be paid and (ii) whether all necessary legal procedures have been completed.

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

Application of the U.S.-Korea Tax Treaty
Under the U.S.-Korea tax treaty, a resident of the United States means (i) a United States corporation and, (ii) any other person (except a corporation or any entity treated under United States law as a corporation) resident in the United States for purposes of its tax, but in the case of a person acting as partner or fiduciary only to the extent that the income derived by such person is subject to United States tax as the income of a resident. Further, the reduced Korean withholding tax rate on dividends and capital gains under the U.S.-Korea Tax Treaty would not be available if (a) the U.S. resident holders are certain investment or holding companies or (b) the dividends or capital gains derived by residents of the United States from our shares are effectively connected with the United States residents' permanent establishment in Korea or, in the case o f capital gains derived by an individual, (i) such United States resident maintains a fixed base in Korea for a period aggregating 183 days or more during the taxable year and our shares are effectively connected with such fixed base or (ii) such United States resident is present in Korea for 183 days or more during the taxable year.

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
---------
Not  Applicable

ITEM  18.  FINANCIAL  STATEMENTS
--------------------------------

INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of Directors
MERIDIAN Co., Ltd.

We have audited the accompanying consolidated balance sheets of Meridian Co., Ltd.("the Company") and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Co., Ltd. and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The outcome of the Company's financing efforts cannot presently be predicted. The consolidated financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 24 to the consolidated financial statements, the operations of the Company have been significantly affected, and will continue to be affected for the foreseeable future, by the general unstable economic conditions in Korea and in the Asia Pacific region. It is currently uncertain what the resulting effect will be on the future operations and financial position of the Company and its subsidiary. The ultimate outcome of this matter cannot presently be determined. Accordingly, the accompanying consolidated financial statements do not include any adjustments that might result from those uncertainties.


SamDuk Accounting Corporation
Republic of Korea
May 14, 2003
12/F SeoHeung Bldg.
68 Keonji-Dong, Jongro-Ku
Seoul, Korea

                                      MERIDIAN CO., LTD.
                                  CONSOLIDATED BALANCE SHEETS
                               As of December 31, 2002 and 2001
                                       (in U.S. dollars)

A S S E T S                                                          2002          2001
---------------------------------------------------------------  ------------  ------------
Current assets :
  Cash and cash equivalents . . . . . . . . . . . . . . . . . .  $   128,674   $   105,216
  Short-term investments(Note 9). . . . . . . . . . . . . . . .      189,760       841,476
  Accounts receivable - trade, net of allowance for doubtful
    accounts of $1,505,409 and $863,327, respectively (Note 16)    1,058,953     1,759,821
  Short-term loans-net (Note 3) . . . . . . . . . . . . . . . .       62,810        89,798
  Accounts receivable - other (Note 16) . . . . . . . . . . . .       15,326        20,231
  Inventories (Note 4). . . . . . . . . . . . . . . . . . . . .      702,097     1,187,989
  Other current assets (Note 5) . . . . . . . . . . . . . . . .       46,455       123,414
                                                                 ------------  ------------

    Total current assets. . . . . . . . . . . . . . . . . . . .    2,204,075     4,127,945
                                                                 ------------  ------------

Investments and other assets
  Investments (Note 6). . . . . . . . . . . . . . . . . . . . .       45,293        41,216
  Long-term and restricted bank deposits. . . . . . . . . . . .       11,633        80,929
  Long-term loans-net (Note 3). . . . . . . . . . . . . . . . .            -       220,672
  Guaranty deposits . . . . . . . . . . . . . . . . . . . . . .      133,391        90,836
                                                                 ------------  ------------

    Total . . . . . . . . . . . . . . . . . . . . . . . . . . .      190,317       433,653
                                                                 ------------  ------------

Property, plant and equipment - net (Note 7)
  Land. . . . . . . . . . . . . . . . . . . . . . . . . . . . .      782,355       706,591
  Buildings . . . . . . . . . . . . . . . . . . . . . . . . . .      580,404       524,198
  Furniture and fixture . . . . . . . . . . . . . . . . . . . .      680,627       752,628
  Others. . . . . . . . . . . . . . . . . . . . . . . . . . . .      126,399       142,675
                                                                 ------------  ------------
                                                                   2,169,785     2,126,092
  Less accumulated depreciation . . . . . . . . . . . . . . . .     (725,507)     (670,797)
                                                                 ------------  ------------

    Net . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,444,278     1,455,295
                                                                 ------------  ------------

Intangible assets
  Patents and trademarks. . . . . . . . . . . . . . . . . . . .        2,161           932
                                                                 ------------  ------------

    TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . . . .  $ 3,840,831   $ 6,017,825
                                                                 ============  ============


(Continued)
MERIDIAN CO., LTD.

CONSOLIDATED BALANCE SHEETS, CONTINUED
As of December 31, 2002 and 2001
(in U.S. dollars)


LIABILITIES AND SHAREHOLDERS' EQUITY. . . . . . . . . . . . . .         2002          2001
---------------------------------------------------------------  ------------  ------------

Current liabilities
  Accounts payable - trade (Note16) . . . . . . . . . . . . . .  $   625,593   $   965,502
  Short-term borrowings (Notes 8,16). . . . . . . . . . . . . .    1,671,246     1,587,573
  Accounts payable - other. . . . . . . . . . . . . . . . . . .    1,024,185       636,342
  Current portion of long-term debt (Notes 9, 10) . . . . . . .    1,276,718       251,535
  Others. . . . . . . . . . . . . . . . . . . . . . . . . . . .      205,184       212,374
                                                                 ------------  ------------

    Total current liabilities . . . . . . . . . . . . . . . . .    4,802,926     3,653,326
                                                                 ------------  ------------

Long-term borrowings (Note 9) . . . . . . . . . . . . . . . . .      779,120     1,094,057
Debentures-net(Notes 1, 10) . . . . . . . . . . . . . . . . . .      420,276     1,136,448
Long-term accounts payable-other (Note 11). . . . . . . . . . .       56,784        90,207
Retirement and severance indemnities-net (Note 12). . . . . . .      138,909       247,701
                                                                 ------------  ------------

    Total liabilities . . . . . . . . . . . . . . . . . . . . .    6,198,015     6,221,739
                                                                 ------------  ------------

Commitments and contingencies (Note 15)

Minority interest . . . . . . . . . . . . . . . . . . . . . . .            -         6,593
                                                                 ------------  ------------

Shareholders' equity
  Common stock - par value $0.17 per share : issued and
    outstanding  17,182,583 shares and 15,899,875 shares
    as of December 31, 2002 and 2001 (Note 13). . . . . . . . .    3,233,026     3,011,984
  Additional paid-in capital (Note 13). . . . . . . . . . . . .      901,099       817,769
  Appropriation for business rationalization(Note 14) . . . . .      220,927       224,659
  Accumulated deficit . . . . . . . . . . . . . . . . . . . . .   (6,155,830)   (3,869,737)
  Accumulated other comprehensive loss. . . . . . . . . . . . .     (556,406)     (395,182)
                                                                 ------------  ------------

    Total shareholders' equity  . . . . . . . . . . . . . . . .   (2,357,184)     (210,507)
                                                                 ------------  ------------

    TOTAL LIABILITIES AND
       SHAREHOLDERS' EQUITY . . . . . . . . . . . . . . . . . .  $ 3,840,831   $ 6,017,825
                                                                 ============  ============


See accompanying Notes to Consolidated Financial Statements

                          MERIDIAN CO., LTD.
        CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
           For the years ended December 31, 2002, 2001 and 2000
                          (in U.S. dollars)

                                                                     2002           2001           2000
                                                                 -------------  -------------  ------------

Sales (Notes 16, 22)
  Product . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  3,521,657   $  5,289,561   $ 5,176,544
  Grant on government-sponsored R&D . . . . . . . . . . . . . .             -              -       127,496
                                                                 -------------  -------------  ------------
                                                                    3,521,657      5,289,561     5,304,040
                                                                 -------------  -------------  ------------

Cost of sales
  Cost of goods sold. . . . . . . . . . . . . . . . . . . . . .     1,915,811      2,337,170     2,462,663
  Inventory write-down due to decline in market value (Note 2h)             -        140,936       516,312
                                                                 -------------  -------------  ------------
                                                                    1,915,811      2,478,106     2,978,975
                                                                 -------------  -------------  ------------

Gross profit. . . . . . . . . . . . . . . . . . . . . . . . . .     1,605,846      2,811,455     2,325,065
                                                                 -------------  -------------  ------------

Selling, general and administrative expenses
  Advertising . . . . . . . . . . . . . . . . . . . . . . . . .        62,944         94,664        98,275
  Bad debt expense. . . . . . . . . . . . . . . . . . . . . . .       615,688        791,118       109,683
  Commissions. . . . . . . .. . . . . . . . . . . . . . . . . .       653,937        518,484       301,789
  Depreciation. . . . . . . . . . . . . . . . . . . . . . . . .        69,251        103,026       135,051
  Employee benefit. . . . . . . . . . . . . . . . . . . . . . .       108,501        163,351       184,338
  Entertainment . . . . . . . . . . . . . . . . . . . . . . . .        41,672        135,333       155,958
  Overseas market development . . . . . . . . . . . . . . . . .        95,773         96,664       204,198
  Rent. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        78,402         65,618       100,686
  Research and development. . . . . . . . . . . . . . . . . . .       379,059        555,865       540,671
  Salaries. . . . . . . . . . . . . . . . . . . . . . . . . . .       585,393        854,137       960,253
  Others. . . . . . . . . . . . . . . . . . . . . . . . . . . .       443,064        617,890       548,074
                                                                 -------------  -------------  ------------
                                                                    3,133,684      3,996,150     3,338,976
                                                                 -------------  -------------  ------------

Operating loss. . . . . . . . . . . . . . . . . . . . . . . . .    (1,527,838)    (1,184,695)   (1,013,911)
                                                                 -------------  -------------  ------------

Other income
  Interest income . . . . . . . . . . . . . . . . . . . . . . .        27,271         60,520        84,883
  Gain on disposal  of investment securities. . . . . . . . . .             -         41,372       230,302
  Others. . . . . . . . . . . . . . . . . . . . . . . . . . . .        57,147         87,033        85,288
                                                                 -------------  -------------  ------------
                                                                       84,418        188,925       400,473
                                                                 -------------  -------------  ------------
Other expenses
  Interest expense. . . . . . . . . . . . . . . . . . . . . . .       393,138        360,239       322,271
  Non-trade bad debt expense. . . . . . . . . . . . . . . . . .       895,509        460,889        92,832
  Write off of goodwill . . . . . . . . . . . . . . . . . . . .             -         30,020             -
  Foreign currency transaction loss . . . . . . . . . . . . . .        99,506          6,185         2,128
  Others. . . . . . . . . . . . . . . . . . . . . . . . . . . .        73,545         72,109        28,646
                                                                 -------------  -------------  ------------
                                                                    1,461,698        929,442       445,877
                                                                 -------------  -------------  ------------

Minority interest in net loss of consolidated affiliates. . . .             -         19,302       367,789
                                                                 -------------  -------------  ------------


Loss before provision for income taxes. . . . . . . . . . . . .    (2,905,118)    (1,905,910)     (691,526)

  Income tax expense (Note 17). . . . . . . . . . . . . . . . .             -              -        11,551
                                                                 -------------  -------------  ------------

Loss before extraordinary items . . . . . . . . . . . . . . . .    (2,905,118)    (1,905,910)     (703,077)

Extraordinary items
  Gain on disposal of subsidiaries(Note 2b) . . . . . . . . . .       615,293              -             -
  Loss on bankruptcy of a subsidiary. . . . . . . . . . . . . .             -        (10,212)            -
  Gain on exemption of debt
    - less applicable taxes of  $1,185 in 2000. . . . . . . . .             -              -         6,391
                                                                 -------------  -------------  ------------
                                                                      615,293        (10,212)        6,391
                                                                 -------------  -------------  ------------

Net loss. . . . . . . . . . . . . . . . . . . . . . . . . . . .    (2,289,825)    (1,916,122)     (696,686)
                                                                 -------------  -------------  ------------

Other comprehensive loss
  Foreign currency translation loss . . . . . . . . . . . . . .      (161,224)       (26,236)     (218,967)
  Unrealized holding gain . . . . . . . . . . . . . . . . . . .             -              -        60,459
                                                                 -------------  -------------  ------------
                                                                     (161,224)       (26,236)     (158,508)
                                                                 -------------  -------------  ------------

Comprehensive loss. . . . . . . . . . . . . . . . . . . . . . .   ($2,451,049)   ($1,942,358)    ($855,194)
                                                                 =============  =============  ============

Weighted average number of common shares. . . . . . . . . . . .    16,472,700     15,703,850    14,071,325
                                                                 =============  =============  ============

Basic and diluted loss per common share (Note 2p)
  Loss before extraordinary items . . . . . . . . . . . . . . .        ($0.18)        ($0.12)       ($0.05)
  Extraordinary items . . . . . . . . . . . . . . . . . . . . .          0.04              -             -
                                                                 -------------  -------------  ------------
    Net loss. . . . . . . . . . . . . . . . . . . . . . . . . .        ($0.14)        ($0.12)       ($0.05)
                                                                 =============  =============  ============


See accompanying Notes to Consolidated Financial Statements




                                            MERIDIAN CO., LTD
                                         CONSOLIDATED STATEMENTS
                                   OF CHANGES IN SHAREHOLDERS' EQUITY
                            For the years ended December 31, 2002, 2001 and 2000
                                             (in U.S. dollars)

                                                                         2002           2001           2000
                                                                     -------------  -------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES :
  Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . .   ($2,289,825)   ($1,916,122)    ($696,686)
                                                                     -------------  -------------  ------------
  Add (deduct) items not using (providing) cash
    Depreciation and amortization . . . . . . . . . . . . . . . . .       125,708        203,737       261,245
    Provision for severance indemnities . . . . . . . . . . . . . .        89,912        120,972       113,777
    Provision for doubtful accounts . . . . . . . . . . . . . . . .     1,511,197      1,252,007       202,515
    Service fees by issuing common shares . . . . . . . . . . . . .       300,000              -             -
    Inventory write-down due to decline in market value . . . . . .             -        140,936       516,312
    Gain on disposal of subsidiaries. . . . . . . . . . . . . . . .      (615,293)             -             -
    Gain on sale of investment securities . . . . . . . . . . . . .             -              -      (230,302)
    Decrease (increase) in accounts receivable - trade. . . . . . .       339,678        100,475    (1,174,177)
    Decrease (increase) in accounts receivable - other. . . . . . .       (53,263)       191,914      (136,847)
    Decrease (increase) in inventory. . . . . . . . . . . . . . . .       305,846       (387,744)   (1,223,384)
    Decrease (increase) in other current assets . . . . . . . . . .        53,703         35,629      (138,336)
    Increase (decrease) in accounts payable - trade . . . . . . . .      (364,415)      (210,125)      684,795
    Increase (decrease) in accounts payable - other . . . . . . . .       355,161        168,607       297,968
    Increase (decrease) in other current liabilities. . . . . . . .          (926)        56,301      (229,226)
    Increase in long-term accounts payable - other. . . . . . . . .       (41,163)       (39,528)       24,269
    Retirement and severance payment. . . . . . . . . . . . . . . .      (190,294)       (31,961)      (47,415)
    Minority interest in net loss of consolidated affiliates. . . .             -        (19,302)     (367,789)
    Others. . . . . . . . . . . . . . . . . . . . . . . . . . . . .       100,018         28,179       (84,181)
                                                                     -------------  -------------  ------------
       Sub-total. . . . . . . . . . . . . . . . . . . . . . . . . .     1,915,869      1,568,725    (1,530,776)
                                                                     -------------  -------------  ------------

                                                                         (373,956)      (347,397)   (2,227,462)
                                                                     -------------  -------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES :
  Decrease in short-term loans. . . . . . . . . . . . . . . . . . .             -         37,023        78,947
  Proceeds from sale of investment securities . . . . . . . . . . .             -         74,137       342,532
  Decrease in long-term and restricted bank deposits. . . . . . . .        74,477         24,123        60,000
  Decrease in long-term loans . . . . . . . . . . . . . . . . . . .        20,129              -        13,158
  Decrease in short-term investments. . . . . . . . . . . . . . . .       708,370              -             -
  Increase in short-term investments. . . . . . . . . . . . . . . .             -       (852,273)            -
  Increase in short-term loans. . . . . . . . . . . . . . . . . . .      (169,506)      (201,781)     (234,843)
  Acquisition of investment securities. . . . . . . . . . . . . . .             -        (59,501)       (4,386)
  Increase in long-term and restricted bank deposits. . . . . . . .             -              -      (106,588)
  Disposition of property, plant and equipment . . . . . . . . . . .       23,419              -             -


  Acquisition of property, plant and equipment. . . . . . . . . . .       (47,442)       (64,282)     (706,245)
  Cash held by former subsidiaries. . . . . . . . . . . . . . . . .       (12,464)             -             -
  Others. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (85,148)        12,581       (78,237)
                                                                     -------------  -------------  ------------

                                                                          511,835     (1,029,973)     (635,662)
                                                                     -------------  -------------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES :
  Increase in short-term borrowings . . . . . . . . . . . . . . . .       158,700      1,360,659     1,240,833
  Increase in long-term borrowings. . . . . . . . . . . . . . . . .             -        209,242       342,105
  Proceeds from issuance of debentures. . . . . . . . . . . . . . .             -      1,150,646             -
  Contribution from minority interest of consolidated subsidiaries.             -              -       315,965
  Proceeds from issuance of common stock. . . . . . . . . . . . . .             -              -       669,344
  Repayment of short-term borrowings. . . . . . . . . . . . . . . .             -     (1,209,833)      (29,686)
  Repayment of current portion of long-term debt. . . . . . . . . .      (264,569)      (416,991)      (43,860)
  Repayment of long-term borrowings . . . . . . . . . . . . . . . .             -              -      (616,552)
                                                                     -------------  -------------  ------------

                                                                         (105,869)     1,093,723     1,878,149
                                                                     -------------  -------------  ------------

NET INCREASE (DECREASE) IN CASH . . . . . . . . . . . . . . . . . .        32,010       (283,647)     (984,975)
                                                                     -------------  -------------  ------------

EFFECT OF EXCHANGE RATE ON CASH . . . . . . . . . . . . . . . . . .        (8,552)        (9,762)      (44,490)

CASH AT BEGINNING OF THE PERIOD . . . . . . . . . . . . . . . . . .       105,216        398,625     1,428,090
                                                                     -------------  -------------  ------------

CASH AT END OF THE PERIOD . . . . . . . . . . . . . . . . . . . . .  $    128,674   $    105,216   $   398,625
                                                                     =============  =============  ============

 Cash and cash equivalents are comprised of :
    Cash. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     16,770   $     10,682   $    15,070
    Term deposits . . . . . . . . . . . . . . . . . . . . . . . . .       111,904         94,534       383,555
                                                                     -------------  -------------  ------------
                                                                     $    128,674   $    105,216   $   398,625
                                                                     =============  =============  ============


See accompanying Notes to Consolidated Financial Statements

                                                       MERIDIAN CO., LTD
                                                    CONSOLIDATED STATEMENTS
                                              OF CHANGES IN SHAREHOLDERS' EQUITY
                                       For the years ended December 31, 2002, 2001 and 2000
                                                       (in U.S. dollars)


                                      Common Stock Issued                                         Accumulated
                                      ------------------- Additional  Appropriation                  Other         Accumulated
                                                           Paid-in   for Business    Accumulated  Comprehensive   Shareholders
                                      Shares     Amount    Capital  Rationalization   (Deficit)   Income (Loss)  Equity (Deficit)
                                    ----------  ---------  -------    -----------    ----------    --------      ---------------
Balance at December 31, 1999. . . .13,446,325 $2,607,495  $552,914    $  252,171    $(1,284,441)    $(149,978)    $   1,978,161
Issuance of common shares . . . . .   750,000    133,869   535,475                                                      669,344
Net loss                                                                               (696,686)                       (696,686)
Other comprehensive income (loss):
  Foreign currency translation gain                                                                  (218,968)         (218,968)
  Unrealized holding gain                                                                              60,459            60,459
Reclassification adjustment pursuant
  to legal appropriation requirement                                      (4,317)         4,317
                                    ----------    ---------  -------    -----------    ----------    --------      ---------------

Balance at December 31, 2000. . . .14,196,325  2,741,364  1,088,389      247,854     (1,976,810)     (308,487)        1,792,310
Issuance of common shares . . . . . 1,703,550    270,620   (270,620)
Net loss                                                                             (1,916,122)                     (1,916,122)
Other comprehensive income (loss):
  Foreign currency translation gain                                                                   (26,236)          (26,236)
  Reclassification adjustment for gains
     included in net income                                                                           (60,459)          (60,459)
Reclassification adjustment pursuant
  to legal appropriation requirement                                     (23,195)        23,195
                                    ----------    ---------  -------    -----------    ----------    --------      ---------------



Balance at December 31, 2001. . . .15,899,875  3,011,984    817,769      224,659     (3,869,737)     (395,182)         (210,507)
Issuance of common shares . . . . . 1,282,708    221,042 .   78,958                                                     300,000
Changes in interest of investee                               4,372                                                       4,372
Net loss                                                                           . (2,289,825)                     (2,289,825)
Other comprehensive income (loss):
    Foreign currency translation gain                                                                (161,224)         (161,224)
Reclassification adjustment pursuant
     to legal appropriation requirement . . .                                         .  (3,732)        3,732. . . . . .
                                    ----------    ---------  -------    -----------    ----------    --------      ---------------
Balance at December 31, 2002. . .  17,182,583 $3,233,026   $901,099     $220,927    $(6,155,830)    $(556,406)      $(2,357,184)
                                   ========== ===========  ========== ============= ============  ===============   =============

See accompanying Notes to Consolidated Financial Statements

1.     GOING CONCERN AND NATURE OF OPERATIONS

Meridian Co., Ltd. (the "Company") was incorporated on April 19, 1994 under the laws of the Republic of Korea ("Korea") and is currently engaged in the manufacture of alternative medicine equipment for sale in domestic and overseas markets.

For the fiscal year ended December 31, 2002, the Company had a net loss of $2,289,825 ($1,916,122 for 2001 and $696,686 for 2000) and net negative cash
flow from operations of    $373,956 ($347,397 for 2001 and $2,227,462 for 2000).
As at December 31, 2002, the Company had an excess of current liabilities over current assets of $2,598,851, an accumulated deficit of $ 6,155,830 and an excess of liabilities over assets of $2,357,184.

The ability of the Company to continue as a going concern is dependent upon its ability to obtain adequate financing to meet its current financial obligations, and is ultimately dependent upon its ability to generate profits and positive net cash flow from business operations. There is no assurance that financing will be available to the Company or that the Company will be able to generate profits and positive cash flow in the foreseeable future.

Subsequent to year-end, the Company renegotiated the maturity date of $842,957 of debentures that had an original maturity date of January 31, 2003. These debentures are now repayable between July and December 2003, see Note 10.

The Company is making efforts to restructure its existing obligations and is contemplating a public offering of common shares. However, if the Company's efforts are not successful, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements are prepared on the going concern basis, which contemplates the continuance of normal business operations in the foreseeable future.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized as follows:

a. Basis of Financial Statements
   -----------------------------

The Company and its subsidiaries maintain their statutory books of account in accordance with accounting principles generally accepted in Korea. However these consolidated financial statements have been prepared in a manner, and reflects the adjustments which management believes are necessary, to conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

b. Basis of Consolidation
   ----------------------

The Company consolidates all subsidiaries it controls. Effective on January 1, 2002, the Company lost the ability to exercise control over two subsidiaries. Accordingly, these former subsidiaries are no longer consolidated effective on December 31, 2001. The investments are accounted for using the equity method from January 1, 2002. As a consequence of these transactions, the Company has recognized an extraordinary gain of $615,293 relating to the disposal of these subsidiaries. See Note 6.

c. Translation of Financial Statements
   -----------------------------------

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

The functional currency of the Company and its subsidiaries is the Korean won ("W" or "won"). The primary economic environment in which the Company operates is Korea. The Korean economy was not highly inflationary during the periods for which consolidated financial statements are presented.

d. Estimates and Assumptions
   -------------------------

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. Cash and Cash Equivalents
   -------------------------

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

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

g. Allowance for Doubtful Accounts
   -------------------------------

Amounts receivable are assessed for impairment on a regular, periodic basis. When circumstances indicate collection of an amount receivable is doubtful, an allowance and a charge against earnings are recognized immediately. When circumstances indicate a doubtful amount receivable is unlikely to be realized, the outstanding amount and the associated allowance are written off.

h. Inventories
   -----------

Inventories are stated at the lower of cost and net realizable value, with cost determined based on the weighted average method and net realizable value determined based on the estimate selling price, less estimated completion and selling costs. The Company recorded a loss from valuation of inventories totaling $140,936 and $516,312 for the years ended December 31, 2001 and 2000, respectively. No provision for inventory impairment was recognized during the 2002 fiscal year. These write-downs establish new cost basis for the written down inventory items and may not be reversed in the future.

i. Investments
   -----------
Investments in available-for-sale marketable securities are stated at fair value, with unrealized gains and losses excluded from current operations and reported in other comprehensive income (loss) as a separate component of shareholders' equity.

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

Investments in equity securities of non-public companies are carried at acquisition cost less provision for impairment in value, if any. If a decline in net book value of an investment appears to be of other than temporary nature, a provision for impairment in value is recognized and is charged against earnings of the current period. The Company recorded loss on impairment of investment amounting to $27,061 for the year ended December 31, 2001. The Company did not recognize a loss on impairment of investment in 2002 and 2000.

The  Company  uses  the  average  cost  method  to  account for the investments.

j. Long-lived Assets
   -----------------

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

k. Valuation of Receivables and Payables at Present Value
   ------------------------------------------------------

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

l. Property, Plant and Equipment
   -----------------------------

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

For the years ended December 31, 2002, 2001 and 2000, the Company recorded total depreciation expense of $125,708, $203,737, and $261,245 respectively.

m. Intangible Assets
   -----------------

Intangible assets, which consist of patents and trademarks, are stated at cost less accumulated amortization computed using the straight-line method over their estimated useful lives of between 5 and 10 years.

n. Stock Based Compensation
   ------------------------

The Company applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock issued to Employees", and related interpretations, in accounting for its fixed stock option plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company elected to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirement of SFAS 123. The Company will also provide SFAS 148 disclosures which are required for fiscal year ending December 31, 2002.

o. Revenue Recognition
   -------------------

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

p. Loss Per Common Share
   ---------------------

Basic and diluted loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year , in accordance with SFAS 128. Outstanding stock options are not included in the calculation of diluted loss per share as their effect would be anti-dilutive.

q. Dividends
   ----------

Dividends,  if  any,  would  be  declared  in  Won

r. Income Taxes
   ------------

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

s. Other Comprehensive Income
   --------------------------

In addition to net income (loss), comprehensive income (loss) includes all changes in equity during a fiscal year, such as foreign currency translation adjustments and cumulative unrealized changes in fair value of available-for-sale marketable securities, except those resulting from investments by and distributions to stockholders.

t. Fair Value and Financial Instruments
   ------------------------------------

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value.

( i ) Cash and cash equivalents, accounts receivable (trade and other), accounts payable (trade and other), short-term loans and short-term borrowings: The carrying amount approximates fair value due to the short maturity of those instruments.

( ii ) Marketable securities and investments: The fair value of market-traded investments are estimated based on quoted market prices for those or similar investments. For other investments, for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs.

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

u. Research and Development
   ------------------------
Research and development expenditures are charged to income as incurred.

3.     SHORT-TERM AND LONG-TERM LOANS

Short-term and long-term loans as of December 31, 2002 and 2001 are as follows (in U.S. dollars):

                                  Final      Annual         December 31,
...                                Maturity   Interest
...                                  Year      Rate(%)     2002         2001

Short-term loans

Meridian Oriental Clinic        2003            -             -     $158,333
Sales agent                     2003         11.0%       34,140      160,100
Other                           2003                    111,691       37,081
                                                      ---------     --------
                                                        145,831      265,716

Allowance for doubtful accounts                        (83,021)      (89,798)
                                                      ----------     -------
Net                                                    $ 62,810     $146,327
                                                       ---------    --------

Long-term loans
Meridian Oriental Clinic        2006             -              -   $519,505
Other                          2003             -              -       7,614
                                                       ---------    --------
                                                               -     527,119
Allowance for doubtful accounts                                -    (213,059)
Present value discounts                                        -     (93,388)
                                                       ---------    --------
Net                                                            -    (220,672)
                                                       ---------    --------


In calculating the present value of non-interest bearing long-term loans, the Company has utilized a 9% imputed interest rate, based on the weighted average interest rate of short-term and long-term borrowings.

During the year ended December 31, 1999, the Company made an organization development loan available to Meridian Oriental Clinic (Clinic), an independent and unrelated company, who, in return, agreed to demonstrate the Company's products and perform clinical experiments. The loan was non-interest bearing and would be repaid annually until 2006. The amount of repayment was determined annually by offsetting clinical experiment expense incurred by the Clinic on behalf of the Company and only the difference would be paid. Such expenses incurred by the Clinic were nil, $25,515, and $35,088 for the years ended December 31, 2002, 2001 and 2000, respectively and these amounts were offset against the short-term loan made to the Clinic in the respective years.

During the year ended December 31, 2002, Meridian Oriental Clinic ceased business operations because of recurring operating losses and working capital deficiencies. Therefore the remaining balance of short-term and long-term loans to the Clinic, amounting to $142,435 and $562,564, was written-off for the 2002 fiscal year.

During the year ended December 31, 2002, short-term loan to sales agents of $720,210 was written off due to the agents going out of business. Other short -term loans to sales agent bear interest of 11% per annum and will be repaid within the next 12 months.

Interest income arising from these loans is classified as other income. Any provision for bad debts is classified as non-trade bad debt expense as a component of other expenses.

4. INVENTORIES

Inventories as of December 31, 2002 and 2001 are as follows (in U.S. dollars):


                        December 31,
                       --------------
                     2002            2001
                    -----            ----
Merchandise . .  $     109,095  $  448,622
Finished goods.        250,625     325,200
Work in-process        134,854     223,650
Raw materials .        207,523     190,517

                 $     702,097  $1,187,989

Merchandise consists of medical equipment, medical supplies and electronic equipment purchased and held for resale by the Company. Finished goods is principally oriental or alternative medical equipment the Company has produced.

5. OTHER CURRENT ASSETS

Other current assets as of December 31, 2002 and 2001 are as follows (in U.S. dollars)



                             December 31,
                            ============

                           2002      2001
                         --------   ------
Accrued interest income  $  5,447  $  9,510
Advance payments. . . .     6,933    96,894
Prepaid income taxes. .     5,593     8,301
Prepaid expenses. . . .     8,482     8,709

                         $ 46,455  $123,414


6. INVESTMENTS

Investments as of December 31, 2002 and 2001, which are accounted for under equity method, are as follows (in U.S.dollars) :




                                      Ownership
                                      Percentage                          December 31,
                                      ----------                         -------------
                                  Dec. 31,          Dec. 31,
                                    2002             2001                 2002          2001
                                 ----------        --------             ---------     ---------
Beijing Meridian Medicals           33.3%             45.0%            $  45,293      $   41.216
    Equipment Co., Ltd.
Meridian Asia Co., Ltd.             49.0              49.0                     -               -
True World Co., Ltd.                47.9              47.9                     -               -

On November 10, 2001, the Company acquired 45% of the share ownership in Beijing Meridian Medicals Equipment Co., Ltd. ("Beijing Meridian") for $59,981 (by the spot exchange rate of Won 1,283 to $1) in cash. During the 2002 fiscal year, the

Company's interest in Beijing Meridian was diluted as a result of the investee issuing additional stock to other parties.

The Company lost the ability to exercise control over Meridian Asia Co., Ltd and True World Co., Ltd. ("True World") effective on December 31, 2001. As a consequence, the equity method has been applied to the investments since January 1, 2002 and losses in excess of the initial investment in the investees have  not  been  recognized,  as  is  appropriate  under  the  equity  method.

As True World ceased operations in early 2003, the accompanying 2002 consolidated financial statements reflect an extraordinary gain on disposal of $ 615,293 relating to the Company's investment in True World at December 31, 2002

7.     PLEDGED ASSETS

As of December 31, 2002, the Company's land and buildings were pledged as collateral for the Company's lines o f credit totaling $874,989 with ChoHung Bank and Woori Bank

8.     SHORT-TERM BORROWINGS

Short-term borrowings denominated in Korean won as of December 31, 2002 and 2001 are as follows (in U.S. dollars):

                                       Annual      Final             December 31,
                                      Interest    Maturity
Lender                                 rate (%)    Date           2001          2000
                                     ----------  ----------      ------         -----

ChoHung Bank                        7.0 - 7.1  Aug.28.2003    $1,055,168   $1,040,142
Shinhan Bank                             10.0  Aug.17.2003        84,281       70,774
Woori Bank                              12.97  May 15.2003       201,941      159,968
Korea Exchange Bank                       8.0  Sep.05.2003       168,591      190,331
Small/Medium Ind. Bank                    8.0  Aug.20.2003             -       20,556
Medison Co., Ltd.                           -  Dec 31.2003         1,025          926
Other                               8.0 -12.0  Jan 2. 2003       160,239      104,876
                                                        -----------        ----------
                                                      $  1,671,246       $  1,587,573
                                                    --------------     --------------

Korea Technology Credit Guarantee Fund has provided a guarantee in the amount of $214,954 to secure repayment of short-term borrowings of the Company.

9. LONG-TERM BORROWINGS

Long-term borrowings denominated in Korean won as of December 31, 2002 and 2001 are as follows (in U.S. dollars):


                                    Final      Annual      December 31,
                                                          ==============
                                   Maturity   Interest
Lender                               Year      rate(%)         2002          2001
                                                                          ----------

ChoHung Bank. . . . . . . . . . .  03 to 06      4-6.25   $    927,666      $1,029,928
Woori Bank                            08           6.0          32,327          29,692
Small and Med. Industry Promotion     04           6.25        247,431         247,431
Shinhan Bank                          02           4.0         252,887          30,453
Daewoo Capital Co., Ltd               03             -               -           8,088
                                                              --------      ----------
                                                               1,212,880     1,345,592
Less portion due within one year                                (433,760)     (251,535)
                                                                 --------    ----------
Long-term portion                                              $ 779,120    $ 1,094,057


As at December 31, 2002, the Company was provided payment guarantees of $766,661 ($1,032,356 for 2001 and $1,070,245 for 2000) and $656,234($555,006 for 2001 and
$654,301 for 2000) by Korea Technology Credit Guarantee Fund and Medison Co., Ltd., respectively, in relation to the above long-term borrowings.

As of December 31, 2002, $163,930 of short-term investments and $6,322 of long-term bank deposits are subject to withdrawal restrictions in relation to short-term and long-term bank borrowings.

The future scheduled maturities of long-term borrowings at December 31, 2001 are as follows:




YEARS ENDING
December 31           In U.S. dollars
2003 . . . . . . . .       $   433,460
2004 . . . . . . . .           496,569
2005 . . . . . . . .           259,698
2006 . . . . . . . .            14,398
2007 and thereafter.             8,455
                              ---------
                            $1,212,880

10. DEBENTURES

The Company issued two series of non-guaranteed corporate bonds for the year ended December 31, 2001. Details of debentures as of December 31, 2002 are as follows (in U.S. dollars):


                                           Annual                    December, 31
                                          Interest              =====================
                         Maturity            Rate                 2002          2001
                    =================   ============          ==========   ===========
1st. . . . . . . . .  January 31, 2003    12.15 %               $842,957      $761,325
2nd. . . . . . . . .  August 14, 2004     13.92 %                421,479       380,662
                                                                --------      --------
                                                               1,263,233     1,136,448
Less discounts on bonds                                            1,203         5,539
                                                             -----------      --------
                                                               1,263,233     1,136,448
Less current portion                                             842,957             -
                                                             -----------      --------
                                                                $420,276    $1,136,448
                                                             ===========      ========


Subsequent to year-end, the Company renegotiated the maturity date of the 1st series of non guaranteed debentures. The revised arrangement requires the Company to repay $84,296 on a monthly basis from July 31, 2003 to November 30, 2003 with a final payment of $421,477 due on December 31, 2003

11.     LONG-TERM ACCOUNTS PAYABLE-OTHER

A number of external research institutes owned by the Korean government, who are interested in the Company's research and development projects, furnish grants for the projects by providing the Company with certain initial lump sum payments. The total grant recognized as sales in 2000 was $127,496 and the related costs incurred by the Company in 2000, which are included in research and development expenses, were $ 417,983. There were no grants or expenses in 2002 and 2001.

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

Details of long-term accounts payable-other as of December 31, 2002 and 2001 are as follows (in U.S. dollars) :


                                            Final          December 31,
                                                         --------------
                                           Maturity
                                             Year          2002          2001
                                         -------------    ------        ------
Korea Institute of Industrial Technology
Evaluation and Planning. . . . . . . . .       2005   $      55,816   $72,312
Wonkwang University Research Institute .       2004          25,957    35,165
Small and Medium Business Administration       2004          23,974    21,652
                                                           --------   --------
                                                            105,746   129,129
Less current portion due within one year                    (48,963)  (38,922)
                                                           --------   --------
Long-term portion. . . . . . . . . . . .                  $  56,784  $  90,207

The above long-term accounts payable-other have no interest terms but have not been discounted at present value as the difference between book value and present value is not material. The current portion is included in accounts payable-other.

The future scheduled maturities of long-term accounts payable-other at December 31, 2002 are as follows:

Years ending
December 31               In U.S. dollars

2003 . . . . . . . .  $         48,863
2004 . . . . . . . .            43,095
2005 . . . . . . . .            10,502
2006 . . . . . . . .             3,186
                             ----------
                               105,746
                             -----------

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

Changes in retirement and severance indemnities for the years ended December 31, 2002, 2001 and 2000 are as follows (in U.S. dollars):


                                       Year ended December 31,
                                     ----------------------------
                                    2002              2001            2000
                          -------------------------
  Beginning balance. . .          $317,285          $238,067        $198,926
  Provision. . . . . . .            89,912           120,972         113,777
  Payments . . . . . . .          (190,294)          (31,961)        (47,415)
  Belonged to former . .           (12,245)                -               -
  subsidiaries
  Translation adjustment            27,995            (9,793)        (27,221)
                             --------------         ---------        ---------
  Ending balance . . . .           232,653           317,285         238,067
  Transferred to NPF . .            18,440            25,368          27,615
                             --------------         ---------        ---------
                                   214,213          $291,917         $210,452
 Less current portion. .            75,304            44,216           39,060
                             --------------         ---------        ---------
  Net. . . . . . . . . .  $        138,909           $247,701        $171,392

Current portion of retirement and severance indemnities is included in other current liabilities

13.     SHARE CAPITAL

(a) On September 27, 1999, the Company amended its authorized capital stock from 11,000,000 shares to 50,000,000 shares, and issued 5,000,000 shares at par value ($0.17 per share) for cash on October 1, 1999.
(b) On December 29, 1999, the Company converted its convertible bonds to common stock and issued 1,346,325 shares of common stock at $0.58 (par value $0.17 at the spot exchange rate).
(c) On March 2, 2000, the Company issued 750,000 shares of common stock (par value $0.18 at the spot exchange rate) at $0.89 per share for cash.
(d) On February 6, 2001, the Company acquired a 100% equity interest in a U.S. corporation named By George Holding, Corp. and issued 1,703,550 shares of common stock in consideration of the acquisition. (Refer to Note 19)
(e) In accordance with a resolution of the shareholders' on February 15, 2001, the Company split its common stock on a ten-for-one basis. The shareholders' also authorized a splitting of the Company's common stock on a five-for-two basis on March 19, 2001. All references in the consolidated financial statements to number of shares, per share amounts and stock option data have been adjusted to give effect to these stock splits.
(f) On July 22, 2002, the Company issued 1,282,708 shares of common stock (par value 0.17 at the spot exchange rate) in exchange of investor relations and marketing services with the fair value of $300,000.

14.     APPROPRIATION FOR BUSINESS RATIONALIZATION

The Company has appropriated $ 220,927 ($ 224,659 for 2001) of retained earnings for future investment and business rationalization. The appropriation was a legal requirement in Korea until 2001 when the applicable statute was repealed. There are presently no restrictions on the use of the appropriation.

15.     COMMITMENTS AND CONTINGENCIES

As of December 31, 2002 and 2001, the Company is contingently liable for promissory notes of $222,606 and $911,643 sold to banks with recourse. The
Company's management believes that, based upon its past history of similar transactions, the possibility of the issuers' defaults on the notes is remote.


16.     RELATED PARTY TRANSACTIONS

The Company's transactions and account balances with related parties for the years ended December 31, 2002 and 2001 are summarized as follows
(in U.S. dollars):

                                                       Year ended December 31,
                                                   ------------------------------
                                                       2002              2001
                                                   ------------      ------------
              Transactions
     Sales to:
           True World Co., Ltd                       $62,995                    -
     Purchases from:
          True World Co., Ltd                            362                    -
     Account Balances
       Accounts receivable-trade:
     Beijing Meridian Medicals                        26,967                    -
     Short-term loans:
     Beijing Meridian Medicals                             -              $28,771
     Short-term borrowings:
     Beijing Meridian Medicals                        31,856                    -

In connection with the related party transactions, unearned gross profit in inventory is eliminated for equity-accounted investees.

17.     INCOME TAXES

The Company is subject to corporate income tax and resident surtax normally at an aggregate rate of 16.5% on taxable income up to W100,000,000 and 29.7% on taxable income over that amount.

At December 31, 2002, the Company had technology and human resources development tax credit carryforwards of $238,743($179,025 in 2001). It is expected that the Company could not realize a tax benefit from such tax credit carryforwards before their expiration in 2008 (2007 for 2001). A valuation allowance of $1,423,967 ($816,816 in 2001) has been recognized to offset the deferred tax assets related to these tax credit carryforwards and other temporary differences. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. Significant components of the Company's deferred tax assets as of December 31, 2002, 2001 and 2000 are as follows:


                                           2002        2001        2000
                                        ----------  ----------  ----------

Deferred tax assets
Accruals and reserves. . . . . . . . .$ 1,185,224 $   637,791   $ 166,881
Technology and human resources. . . .     238,743     179,025     145,038
development tax credit carry forwards.
                                        ----------  ----------  ----------
Total deferred tax asset(liability). .  1,423,967     816,816     261,919
Valuation allowance for deferred
Tax asset. . . . . . . . . . . . . . . (1,426,967)   (816,816)   (261,919)
                                        ----------  ----------  ----------
Net deferred tax asset(liability). . .          -           -           -
                                        ----------  ----------  ----------

Reconciliation between the income tax expense (benefit) computed using the Korean statutory income tax rate and the Company's actual income tax expense (benefit) for the fiscal years ended December 31, 2002, 2001 and 2000 is as follows:


                                                           2002        2001        2000
                                                        ----------  ----------  ----------
Income tax recovery at statutory rate. . . . . . . . .  $(862,820)  $(577,774)  $(212,990)

Reduction of income tax benefit due to lower tax rate
 on first W100,000,000
                                                           10,628      10,206      11,579
Temporary differences - primarily non-deductible
expenses under Korean Tax Law
                                                          457,563    (557,214)    (25,759)
Permanent differences - expenses (primarily
 entertainment and others) in excess of tax deductible
limitation
                                                          115,599      35,473     (33,479)
Others - net
                                                          886,181     529,778     206,096
Changes in valuation allowances
                                                         (607,151)   (554,897)       (854)
                                                        ----------  ----------  ----------
Income tax expense
                                                                -   $       -    $ 11,551

18. STOCK OPTIONS

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

A summary of the status of the Company's two fixed stock option plans as of December 31, 2002 is presented below :




Grant Date    Options     Exercise Price (by the Spot   Fair Value per Share   Vesting Period
            Outstanding          Exchange rate)          of Options Granted
            ------------  ----------------------------  ---------------------

Feb. 23, .                                                                     Feb. 2003 to
 2000. . .       322,625        W1000 ($0.88)           $       0.26           Feb. 2007

Mar. 19,                                                                       Mar.2004 to
 2001. . .       258,825        W680 ($0.52)            $       0.47           Mar. 2008
               ----------
                 581,450
               ----------

As at December 31, 2002 no stock options were exercisable. The Company will disclose the pro forma impact on operations, comprehensive income and earnings per share beginning in the 2003 fiscal year when the stock options begin to become exercisable. The fair value of stock options granted was estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield and expected volatility of nil for all years, risk-free interest rate of 5.64% to 9% and expected lives of 4 years. The weighted average fair value per stock option granted during 2001 and 2000 was $0.47 and $ 0.26, respectively.

19.     ACQUISITION

During the fiscal years ended December 31, 2000 and 2001, the Company acquired three subsidiaries and an investment in a third corporation. The Company paid cash of $ 389,792 in consideration for these investments. The acquisitions were accounted for using the purchase method and the purchase price was assigned to assets acquired and liabilities assumed based on their estimated fair values on the date of acquisition. The excess of consideration paid over net assets acquired was accounted for as goodwill.

The subsidiaries were consolidated from the date of acquisition through December 31, 2001, at which time effective control over the subsidiaries was lost. See
Note  2(b)  and  Note 6.

The estimated fair value of net assets acquired and of goodwill are as follows:



                   2002      2001                2000
                   ----      ----------------------------------------    ----
                  Meridian    Beijing     Pusan      Chunee     TRUE
                  America     Meridian   Meridian     Soft      World    Total
                   ---------  ---------  --------
Net assets. .   $  50,219  $  33,665    $ 53,547   $ 99,073   $199,024  $351,644
Goodwill* . . .         -     26,316           -     23,256     14,892    38,148
                ---------  ---------    --------   --------   --------   -------
Acquisition
price              50,279  $  59,981     $53,547   $122,329   $213,916  $389,792


     *The  purchased  goodwill,  amounting  to $30,020, was written off in 2001

Goodwill was amortized from the dates of acquisition through December 31, 2001, at which time the Company adopted SFAS 142. The balance of unamortized goodwill of $ 30,020 was determined to be impaired and was charged to operations during the fiscal year ended December 31, 2001.

On February 6, 2001 the Company completed the acquisition of a 100% equity interest in a U.S. corporation, By George Holding, Corp. ("By George") in consideration for 1,703,550 common shares issued from treasury. By George was an inactive corporation that had no assets or liabilities. The acquisition was accounted for as a capital transaction in substance but had no impact on the Company's consolidated financial statements other than to reduce the reported loss per shares for the fiscal year ended December 31, 2001 to $ 0.01.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments as of December 31, 2002 and 2001 are as follows (in U.S.dollars) :



                                                  Dec. 31, 2002          Dec. 31, 2001
                                                  =============          =============

                                               Carrying      Fair       Carrying      Fair
                                                amount       value       amount       value
                                              ----------     ------     ---------    ------
Financial assets :
  Cash and cash equivalents .  $               128,674  $   128,674  $  105,216  $   105,216
  Short-term investments. . .                  189,760      189,760     841,476      841,476
  Accounts receivable-trade .                1,058,953    1,058,953   1,789,821    1,789,821
- Accounts receivable-other .                   15,326       15,326      20,231       20,231
  Short-term loans. . . . . .                   62,810       62,810      89,798       89,798
  Investments . . . . . . . .                   45,293
    Non-marketable securities  -                            (note a)     41,216    (note a)
  Long-term bank deposits . .                   11,633       11,633      80,929      80,929
  Long-term loans . . . . . .                        -            -     220,672     220,672
   Guaranty deposits                           113,391      113,391      90,836      90,836
                                              ----------              ---------
                                           $ 1,645,840              $ 3,250,195
                                            ----------              -------------

Financial liabilities :
Accounts payable
- trade and other . . . . . .  $             1,649,778  $ 1,649,778  $1,601,844  $ 1,601,844
  Short-term borrowings . . .                1,671,246    1,671,246   1,587,573    1,587,573
  Long-term borrowings
    including current portion                1,055,838    2,055,838   1,345,592    1,345,592
  Debentures. . . . . . . . .                  420,276      420,276   1,136,448    1,136,448
  Long-term accounts payable.                   56,784       56,784      90,207       90,207
                                            ----------               ----------
                               $             5,853,922              $ 5,761,664

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

21.     STATEMENTS OF CASH FLOWS

(a)  Non-cash investing and financing transactions

For the year ended December 31, 2000, the Company received non-cash contributions from its minority investors, which was primarily inventory amounting to $46,815.

(b)  Interest and income taxes paid and received
Interest and income taxes paid and received in cash for the years ended December 31, 2002, 2001 and 2000 are as follows (in U.S. dollars) :


                                  Year ended December 31,
                                  =======================

                                  2002       2001      2000
                                 -----       -----     -----
Interest paid for the year . .  $386,839   $333,084  $340,930
Income taxes paid for the year   (14,095)    36,571   186,148
Interest received. . . . . . .    32,149     38,641    41,173

22.     SEGMENT INFORMATION

The Company operates in a single reportable operating segment, that is, the development and manufacture of alternative medicine equipment. The single reportable operating segment derives its revenue from the sale of its alternative medicine equipment, software and other related products. As at December 31, 2002, substantially all of the assets related to the Company's operations were located in Korea. Net revenue is attributable to geographic locations based on the location of the customer, as follows:


                                December 31,
                    -------------------------------
                     2002        2001        2000
                  ----------    ------      -------
Export
   U.S.A.. . . .  $  360,449  $  139,693  $  129,151
   Canada. . . .           -     135,794           -
   South America           -      57,119     111,216
   South Asia. .           -      26,291      68,597
   China . . . .       2,330      90,710     332,466
   Japan . . . .           -           -           -
                                December 31,
                    -------------------------------
                     2002        2001        2000
                  ----------    ------      -------
   Other . . . .      22,829      53,407       2,476
                     388,435     533,014     643,906
                  ----------  ----------  ----------

Domestic Sales .   3,133,222   4,756,547   4,660,134

                  $3,521,657  $5,289,561  $5,304,040

23.     NEW TECHNICAL PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting requirements for retirement obligations associated with tangible long-lived assets. We do not expect the provisions of SFAS 143 to have a material impact on the Company's consolidated financial statements. The Company will adopt the provisions of SFAS 143 as of January 1, 2003.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, except those incurred in connection with a purchase business combination. The standard requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 will impact the Company's financial statements if and when future restructuring activities occur.

In December 2002 the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" to provide alterative methods for voluntary transition to the fair value based method of accounting for stock-based compensation. SFAS 148 also amends the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS 148 is effective for fiscal years ending after December 15, 2002. SFAS 148 will impact the Company's financial statements when the Company awards stock-based employee compensation and as past awards begin to vest in fiscal 2003 and later fiscal years.

The Company is currently evaluating the impact of these pronouncements to determine the effect, if any, they may have on the consolidated financial position and results of operations.

24.     UNCERTAINTIES IN BUSINESS ENVIRONMENT

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

Item 19. Exhibits
None

SIGNATURES

The registrant hereby certifiers that it meets all of the requirements for filing on Form 20 - F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                              Meridian  Co.,  Ltd



                        By:          /s/  Hyeon-seong  Myeong
                              --------------------------------
                                 Name:  Hyeon-seong  Myeong
                                 Title  :  President,  CEO

Date: June 30, 2003

Certifications

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL
OFFICER
PURSUANT TO
18 W.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I,  Myeong, Hyeon-seong, certify, that:

1. I  have  reviewed  this  annual  report  on  Form 20-F of Meridian Co. Ltd. ;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



                        By:          /s/  Hyeon-seong  Myeong
                              --------------------------------
                                 Name:  Hyeon-seong  Myeong
                                 Title  :  President,  CEO

Date:     June 30, 2003

I, Sang-yeul Park, certify, that:

1. I have reviewed this annual report on Form 20-F of Meridian Co. Ltd. ;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
e. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
f. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

c. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
d. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                        By:          /s/ Sang-yeul Park
                              --------------------------------
                                 Name:  Sang-yeul Park
                                 Title:  :  Director

Date:     June 30, 2003