Form 20-F
period 2003-12-31
MERIDIAN CO LTD
filed 2004-07-30
CIK 1135174

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 20 - F

(MARK  ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
        For  the  fiscal  year  ended  December  31,  2003
                                      ---------------------
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
        For  the  transition  period  from  __________  or  __________

Commission  file  number:  0-32359

                               MERIDIAN CO., LTD.
                              --------------------
             (Exact name of registrant as specified in its charter)

                              The Republic of Korea
                             -----------------------
                 (Jurisdiction of incorporation or organization)

            4F, Heungseong Bldg., 197-3, Jamsil-Dong, Songpa-Gu, Seoul, Korea
           --------------------------------------------------------------------
                        (Address of principal executive offices)

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


Common  shares  outstanding  December  31,  2003:  19,151,484
--------------------------------------------------------------------------------

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

Indicate  by  check  mark  which  financial  statement  item  the registrant has
selected  to  follow.                                Item  17  [ ]  Item  18 [X]

References

All references to "Korea" herein are references to The Republic of Korea. All references to "Meridian," the "Company", "we," "us" or "our" herein are references to Meridian Co., Ltd. All references to the "Government" are references to the government of Korea. All references to the "shares" are references to the Company's issued common shares of par value Won 200 (US $0.17 at December 31, 2003 and US $0.17 at June 18, 2004).

Currency Translation

In this annual report, references to "Won" or "W" are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won, translated into U.S. dollars and presented in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2000, 2001, and 2002. and 2003 Solely for the convenience of the reader and to improve clarity, certain Items in this annual report contain translations of certain Won amountsinto Dollars at specified rates(see also note 2c to the Company's audited financial statements, included in Item 18, for the Company's accounting policies with regard to foreign exchange conversion). All translations from Won to Dollars were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2003, which was Won 1,192.00 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See also
Item 3, Key Information, Exchange Rates Information, for information regarding the rates of exchange between the Won and the Dollar. On July 15, 2004 the noon buying rate was Won 1,161.70 to US$1.00.

                                     PART I


ITEM  1.  IDENTITY  OF  DIRECTORS,  SENIOR MANAGEMENT  AND  ADVISERS
-------------------------------------------------------------------

A.     DIRECTORS  AND  SENIOR  MANAGEMENT

See  Item  4.C.

B.     ADVISERS
Not Applicable

C.     AUDITORS
Not Applicable

ITEM  3.  KEY  INFORMATION
--------------------------

A. Selected financial data

The selected consolidated financial and other data set forth below should be read in conjunction with the audited consolidated financial statements of Meridian Co., Ltd. as of December 31, 2003 2002 and 2001 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999 are derived from the audited consolidated financial statements of Meridian, which have been audited by ShinHan Accounting Corporation, independent accountants(for the fiscal year ended December 31,2003) and by SamDuk Accounting Corporation, undependent accountants(fiscal years ended December 31, 2002, 2001, 2000 and 1999). The report of SamDuk Accounting Corporation. covering the December 31, 2002 and 2001 financial statements contains an emphasis paragraph related to the adverse economic conditions in the Republic of Korea in recent years and in the Asia Pacific region in general. Especially, the auditors' report also describes the uncertainty about our ability to continue as a going concern, based on negative cash flows from operations, accumulated deficit and negative working capital. Our consolidated financial statements are compiled in Won, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

                                         MERIDIAN CO., LTD.
          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS  (in U.S. dollars)
                        For the years ended December 31, 2002, 2001, 2000 and 1999



                                                               2003          2002          2001          2000          1999
Sales . . . . . . . . . . . . . . . . . . . . . . . . . .  $2,894,559    $3,521,657    $ 5,289,561   $ 5,304,040   $ 5,367,091
Cost of sales . . . . . . . . . . . . . . . . . . . . . .   1,253,544     1,915,811      2,478,106     2,978,975     3,988,964
                                                           -------------  ------------  ------------  ------------  ------------
Gross profit. . . . . . . . . . . . . . . . . . . . . . .   1,641,015     1,605,846      2,811,455     2,325,065     1,378,127

Operating expenses. . . . . . . . . . . . . . . . . . . .   3,082,711     3,133,684      3,996,150     3,338,976     2,396,014

 Operating loss . . . . . . . . . . . . . . . . . . . . .  (1,441,696)   (1,527,838)    (1,184,695)   (1,013,911)   (1,017,887)
 Other income . . . . . . . . . . . . . . . . . . . . . .      11,886       699,711        188,925       400,473     1,216,384
 Other expenses . . . . . . . . . . . . . . . . .. . . .     (813,694)   (1,461,698)      (929,442)     (445,877)     (441,223)
 Minority interest in net loss of consolidated affiliates           -             -         19,302       367,789        14,074
 Income tax expense . . . . . . . . . . . . . . . . . . .           -             -              -       (11,551)     (130,037)
 Extraordinary items. . . . . . . . . . . . . . . . . . .           -             -        (10,212)        6,391       (13,918)
 Other comprehensive gain (loss). . . . . . . . . . . . .     100,780      (161,224)       (26,326)     (158,508)       81,290

 Comprehensive loss . . . . . . . . . . . . . . . . . . . ($2,142,724)  $(2,451,049)   $(1,959,374)   $ (855,194)  $  (291,317)

 Weighted average number of common shares . . . . . . . .  18,094,211    16,472,700     15,703,850    14,071,325     8,371,325

 Basic and diluted loss per common share. . . . . . . .       $(0.12)   $     (0.14)   $     (0.12)   $    (0.05)  $     (0.04)

                     CONSOLIDATED BALANCE SHEETS (in U.S. dollars)
                     As of December 31, 2003,2002, 2001, 2000 and 1999


                                                2003         2002         2001         2000        1999
Cash and cash equivalents. . . . . . . . .  $   31,557    $  128,674    $   105,216   $  398,625  $1,428,090
Accounts receivable.- trade. . . . . . . .     405,471     1,058,953      1,759,821    2,708,607   1,895,453
Inventories. . . . . . . . . . . . . . . .     709,894       702,097      1,187,989    1,093,137     509,633
Other. . . . . . . . . . . . . . . . . . .      86,079       314,351      1,074,919      587,827     119,658

  Total current assets . . . . . . . . . .   1,227,001     2,204,075      4,127,945    4,788,196   3,952,834
Investments and other assets . . . . . . .     140,574       190,317        433,653      693,331     872,284
Property, plant and equipment - net. . . .   1,200,467     1,444,278      1,455,295    1,528,395   1,237,090
Goodwill and other intangible assets - net       1,684         2,161            932       75,273      77,792

  TOTAL ASSETS . . . . . . . . . . . . . .  $2,569,726    $3,840,831     $6,017,825   $7,085,195  $6,140,000


Trade accounts payable and current debt. .  $3,583,856    $4,802,926     $3,653,326   $3,779,553  $1,850,493
Long-term borrowings . . . . . . . . . . .   3,150,845     1,395,089      2,568,413    1,486,641   2,275,676
                                           -----------    ----------       ---------   ---------   ---------
  Total liabilities. . . . . . . . . . . .  $6,734,701     6,198,015      6,221,739    5,266,194   4,126,169

Minority interest. . . . . . . . . . . . .           -             -          6,593       26,691      35,669
Shareholders' equity . . . . . . . . . . .  (4,164,975)   (2,357,184)      (210,507)   1,792,310   1,978,162
                                                          ----------      ---------    ---------  ----------
   TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY. . . . . . . . . .  $2,569,726     3,840,831     $6,017,825   $7,085,195  $6,140,000


YEAR  AT DECEMBER 31  ANNUAL AVERAGE RATE PER $1.00 US*  ANNUAL HIGH  ANNUAL LOW
----  --------------  ---------------------------------  -----------  ----------
1999      1136                   1188.2                      1243       1124.5
----  --------------  ---------------------------------  -----------  ----------
2000      1267                   1140.0                      1267       1105.5
----  --------------  ---------------------------------  -----------  ----------
2001      1314                   1293.4                      1369       1234.0
----  --------------  ---------------------------------  -----------  ----------
2002      1186                   1242.1                      1332       1160.6
----  --------------  ---------------------------------  -----------  ----------
2003      1192                   1193.0                      1262       1146.0
----  --------------  ---------------------------------  -----------  ----------


Exchange rate information
The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of a U.S. dollar in Won. No representation is made that the Won or Dollar amounts referred to herein could have been or could be converted into Dollars or Won, as the case may be, at any particular rate, or at all.


YEAR  AT DECEMBER 31  ANNUAL AVERAGE RATE PER $1.00 US*  ANNUAL HIGH  ANNUAL LOW
----  --------------  ---------------------------------  -----------  ----------

1999      1136                   1188.2                      1243       1124.5
----  --------------  ---------------------------------  -----------  ----------
2000      1267                   1140.0                      1267       1105.5
----  --------------  ---------------------------------  -----------  ----------
2001      1314                   1293.4                      1369       1234.0
----  --------------  ---------------------------------  -----------  ----------
2002      1186                   1242.1                      1332       1160.6
----  --------------  ---------------------------------  -----------  ----------
2003      1192                   1193.0                      1262       1146.0
----  --------------  ---------------------------------  -----------  ----------
* The average of the noon buying rates on the last date of each month during the period.

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

Subsequent to year-end, in February 2004, the Company received approval for a debt rescheduling plan for a total of $3,589,271 from the Chooncheon District Court, Korea, whereby a group of creditors of the Company and a representative of the Company agreed to reschedule the payments on $3,589,271 of the Company's debt which constitute approximately 68% of the total outstanding accounts payable and borrowings of the Company.

The Company also received funds of US$530,000.00 from investors through an equity financing whereby, on June 8, 2004, the Company issued 3,312,500 common shares of the Company to three investors at the price of US$0.16 per share. Th shares issued are restricted from trading for one year. The Company intends to raise additional financing through the issuance of debt or equity instruments. However, if the Company's efforts are not successful, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company anticipates that losses may continue
For the year ended December 31, 2003 the Company had a net loss of $2,243,504 and an accumulated deficit of $8,384,693. The Company recognizes the possibility of incurring losses for the foreseeable future. The extent of future losses will depend, in part, on the amount of growth in revenues from the Company's products. The Company expects that operating costs will increase during the next several years, especially in the areas of sales and marketing, product development and general and administrative expenses as it pursues its business strategy. Thus, the Company will need to generate increased revenues faster than the rate of growth in costs to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by corresponding increases in revenues, or if it is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurance that the Company will sustain profitability or that its operating losses will not increase in the future.

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

Its officers, directors and entities affiliated with them control the Company In the aggregate, ownership of the Company's shares by management and entities affiliated with the Company own collectively 51.51% of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

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

The Korean Consumer Price Index ("CPI") published by the central Bank of Korea (the Korean equivalents of the U.S. Federal Reserve Board) for the period between 1996 (base year) and 2003 is as follows:


Year         CPI        Annual increase (%)
1996 (Base)  86.4            -
1997. . . .  90.2          4.4
1998. . . .  97.0          7.5
1999. . . .  97.8          0.8
2000. . . .  100.0         2.3
2001. . . .  104.1         4.1
2002. . . .  106.9         2.7
2003. . . .  110.7         3.6

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

The Company's Corporate head office is located at 4F, Heungseong Bldg., 197-3, Jamsil-Dong, Songpa-gu, Seoul, Korea.

In February 2004, the Company received an approval for a debt rescheduling plan for a total of $3,589,271 from Chooncheon District Court, Korea. The adjusted period of payment is 3 to 7 years.

B. Business Overview
The Company is engaged in the research, development, manufacturing and sales of medical devices for the Natural/Alternative Medicine industries. The Company's major customers are Oriental medical hospitals and clinics as well as Western medical hospitals and clinics. The Company is currently selling its products in Korea, China, Latin America, North America and to the Association of South East Asian Nations (ASEAN). The Company intends to continuously expand its sales efforts in several countries through establishment of additional branch offices, distributors, and sales agencies. The Company has sales agencies in Daegu, Daejeon, Pusan, Gwangju in Korea and in California, U.S.A.

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

VENUS 21C - COMPOSITION CORPULENCE CURER
Obesity Treatment Machine
This product's target markets include plastic surgery, sports medicine, the Oriental medicine clinic, and the Corpulence Clinic. This product obtained the manufacturing approval in Korea in February 2004.

Features:   - Supersonic waves, low frequency
            - Various computer-programming modes to control frequency and intensity
              for sebaceous decomposition (Medical treatment solution)
            - The product includes a 10 x 4 inch color TFT LCD Touch Screen
              Display (safe and convenient)

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

Size of Industry

Korean Market
According to a report by Korea Medical Devices Industry Association, the size of the Korean medical instrument industry was $976 million in 2000, showing a huge increase from $325 million in 1991, and was estimated to be approximately $1,600million in 2002. In 2001, over 750 companies manufactured medical instruments in Korea and generated export revenue of $402million.A recent report by the Korean Institute of Oriental Medicine states that until 2005, the trend of the Korean medical instrument market is anticipated to show 10% annual growth and the size of the market in 2005 is expected to be about $1.8 trillion.

World Market
The size of the world medical instrument industry was estimated to be $45 billion in 2000, according to the Korean Institute. Its annual average growth rate has been approximately 2.5%. Oriental medical instruments and biorhythm recorders have approximately $5.4 billion and $4.6 billion of market share in 2000, translating to approximately 4.7% and 3.6% of the total world medical instrument market, respectively. It is expected that by 2005 the total medical instrument market will show 3% annual growth and the size is estimated to be $51.4 billion. In addition, the market share of Oriental medical instruments and biorhythm recorders in 2005 will be about $7.6 billion and $6 billion, which are 6.1% and 4.7% of the total world medical instrument market accordingly.

C.  ORGANIZATIONAL  STRUCTURE
Meridian Co., Ltd. was incorporated under the laws of Korea on April 19, 1994 as a private company. The Company operates from its corporate headquarters located at4F, Heungseong Bldg., 197-3, Jamsil-Dong, Songpa-Gu, Seoul, Korea and has a manufacturing plant in Kangwon Province.


MANAGEMENT  TEAM
HYEON-SEONG  MYEONG, President, CEO and a Director
Mr. Myeong graduated from the Seoul National University in 1982 with a degree in Electronic Engineering. From 1983 to 1988 he was Section Chief of Research Center for the GoldStar (LG Electronics) Company. From 1990 to 1991 Mr. Myeong was Division Chief of Research for Medison Co. Ltd., a large Korean medical device company. From 1992 to 1993 he was the Chief of the International Technical Corporation and the Vice President of a Joint Corporation with Russia (Ultramed). Since 1994, Mr. Myeong has been the President and CEO of the Company and was the founder of the Company.

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

D. Property, Plants and Equipment
The Company's products are assembled from purchased and manufactured components at its factory in Kangwon Province (687-6, Sangohan-Ri, Hongchun-Eup, Hongchun-Kun, Kangwon-Do, Korea). Virtually all of the components making up the Company's products are readily available from outside domestic suppliers. Some of the components have been designed by the Company and/or are custom

A.  Operating Results

Year comparisons between 2003, 2002, and 2001
For the year ended December 31, 2003, the Company achieved sales revenues of
$ 2,894,559 resulting in a gross margin of $ 1,641,015 compared with sales revenues of $3,521,657 that resulted in a gross margin of $1,605,846 for the year ended December 31, 2002 and sales revenues of $5,289,561 that resulted in a gross margin of $2,811,455 for the year ended December 31, 2001. The Company's operating loss decreased to $1,441,696 in 2003 from a loss of $1,527,838 in 2002, but increased from a loss of $1,184,695 in 2001. The decrease in the operating loss in 2003 from 2002, in spite of the decreased sales revenue, was due primarily to a reduction in cost of sales and operating expenses. The overall increase in the operating loss over the three years from 2001 to 2003 was caused by economic uncertainty in South Korea and a slower then expected sales growth in China and the United States. The increase in commissions is a reflection of the Company's increased selling and marketing efforts. Total selling, general and administrative expenses decreased to $3,082,711 for the year ended December 31, 2003 from $3,133,684 for the year ended December 31, 2002 and from $3,996,150 for the year ended December 31, 2001. The Company spent $227,078 on research and development for the year ended December 31, 2003 as compared to $379,059 in 2002 and $555,865 in the year 2001. For the year ended December 31, 2003 the Company recorded an inventory write-down due to a decline in market value amounting to $4,188 as compared to $0 for 2002 and $140,936 for
2001.    In the same period, working capital slightly increased to $2,356,855 in deficit in 2003 from working capital of $2,598,851 in deficit in 2002. However, the working capital decreased by $2,831,474 in 2003 compared to the working capital of $474,619 in 2001. As of the year ended December 31, 2003, the Company had an accumulated deficit of $8,384,693.

B.  Liquidity and capital resources
The Company's sources of liquidity have historically been cash from operations, capital working lines of credit, debt and equity financing. The Company has generated revenues for the last three years but expanding the operations of the Company has required significant amounts of cash in excess of cash generated from operations. Therefore, the Company has continued to seek additional debt and equity financing opportunities. The Company's land and buildings were pledged as collateral for the Company's short-term and long-term borrowings. At December 31, 2003, the Company has a working capital deficiency of $2,356,855 (December 31, 2002 working capital deficit of $2,598,851).

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

E.  Off-balance sheet arrangements
Not applicable

F.  Tabular disclosure of contractual obligations

                                                Payments due (by period)
                                                   Less than                           more than
Contractual Obligations . . . . . . . .   Total      one year    1-3 years    3-5 years   5 years
Long-term debt obligations . . . . . . $1,733,143    $ 80,765            -     $829,896   $741,717
Debentures . . . . . . . . . . . . . . $1,252,233           -            -           -  $1,252,296
Long-term accounts payable . . . . . .   $105,474           -      $70,316      $35,158-         -
Retirement and severance indemnities. .  $140,697     unknown*     unknown*     unknown*  unknown*

*The Company's estimated liability under the plan, equal to the amount which would be payable if all employees were to terminate at the balance sheet date, has been accrued according to the National Pension Law of Korea for employees with more than one year of service and who are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment.


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

See Item 4.C.

B.  Compensation


Name & Principal      Year   Salary ($)  Bonus ($)    Other Annual     All Other
Position               .         .           .      Compensation ($)  Compensation


Myeong, Hyeon-
seon, (Director,
 President, CEO). .    1998      34,000  Nil        Nil               Nil

                       1999      49,000  Nil        Nil               Nil

                       2000      49,000  Nil        Nil               Stock option

                       2001      45,500  Nil        Nil               Stock Option

                       2002      47,541  Nil        Nil               Nil

                       2003      49,329  Nil        NIl               NIl
Park, Sang - yeul
(Director of ManufacturingA ffairs)

 . . . . . . . . . .   1998      Nil     Nil        Nil               Nil

                       1999      Nil     Nil        Nil               Nil

                       2000      42,000  Nil        Nil               Stock option

                       2001      39,000  Nil        Nil               Stock option

                       2002      37,357  Nil        Nil               Nil

                       2003      42,282  Nil        Nil               Nil

Hong, sung Phil
(Director and Secretart)
 . . . . . . . . . .   2003      39,262  Nil        Nil               Nil

Min, Jae -Ki
(Statutory Auditor)    1998  Nil         Nil        Nil               Nil

                       1999  Nil         Nil        Nil               Nil

                       2000  Nil         Nil        Nil               Nil

                       2001  Nil         Nil        Nil               Nil

                       2002  Nil         Nil        Nil               NIl

                       2003  Nil         Nil        Nil               NIl

*Hyeon Seong Myeong was granted options for 4,130 shares of the Company's common stock at the price of $0.88 in February 2000 and for 2,218 shares at the price of 680 Won (approximately $0.52) in March 2001. Sang Yeul Park was granted options for 3,097 shares at the price of 1,000 Won in February 2000 and for 1,849 shares at the price of 680 Won in March 2001.


Compensation of Directors
Directors and directors who are also employees of the Company receive no extra compensation for their service on the Board of Directors of the Company.

Employment Contracts with employees and officers
The Company has not entered into any employment contracts, but anticipates entering into employment contracts with certain management and other key personnel.

C. Board practices

Not applicable

D. Employees

The Company has 19 employees in the following areas:


Area                             Department                     Team Name                      Number of Staff
Seoul, Korea             Administration department     The ministry of Finance and Economy               3
                         Business Headquarters         sales  Department                                 2
                                                       Customer Support Team                             2
                                                       Marketing Team                                    1
                                                       Clinical Team                                     1
                                                       Business administration team                      1
                         Research Institute                                                              2
Hong Chun, Korea         Production Department         Manufacturing Technical Team                      5
                                                       Purchasing Team                                   1
                                                       Guality Guarantee Team                            1
Total                                                                                                   19
The president excepted in employee's number, and head count is 27 with  Hyeon-seong Myeong


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

Share ownership
The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2003, after taking into effect the Acquisition and the Stock Split of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:


Name and address of beneficial owner           Amount Stock          Percentage of           Percentage of
and position with the company              Beneficially Owned    Class as of Dec.31,2003    Class as of June 30, 2004


Myeong, Hyeong-seong. . . . . . . . .  971,500 common shares              5.07%                   4.32%
(President, CEO and Director)
#997-4 Daechi-dong
Gangnam-gu, Seoul, Korea

Park, Sang-yeul (Director). . . . . .   87,500 common shares              0.46%                   0.39%
687-6 Sangoan-ri, Hongchun-eup,
 Hongchun- kun, Kangwon-do, Korea

Min, Jae-ki . . . . . . . . . . . . .    Nil                               Nil                      Nil
(Statutory Auditor)#997-4 Daechi-dong
Gangnam-gu Seoul, Korea

--------------------------------------------------------------------------------------------------------
All officers and Directors as a Group  1,059,000                          5.53%                    4.71%

On June 8, 2004, the Company issued 3,312,500 common shares for US$530,000.00 received by the Company from individuals. The total number of issued and outstanding shares is 22,463,984.



ITEM  7.  MAJOR  SHAREHOLDERS  AND  RELATED  PARTY  TRANSACTIONS
       ----------------------------------------------------------------

A.     MAJOR  SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2003 and June 30, 2004), by each person known to us to own beneficially more than five percent (5%) of our shares.

Name and address                                  Amount Stock    Percentage of Class   Percentage of Class    Number of
                                            Beneficially Owned     of Dec.31,2003       of June 30,2004     Stock Option Held


Terasource Kosdaq Venture Investment.
8FR Dongshin Bldg. 141-30   . . . . .        2,066,700 common shares             12.03%                 9.20%          Nil
Samseong-dong, Kangnam-gu Seoul Korea

Terasource Venture Investment Capital
8FR Dongshin Bldg. 141-30   . . . . . .        403,900 common shares              2.35%                 1.80%          Nil
Samseong-dong, Kangnam-gu Seoul, Korea

Terasource Venture Capital Fund 2
8FR Dongshin Bldg. 141-30 . . . . . .        1,070,270 common shares              6.23%                 4.76%          Nil
Samseong-dong, Kangnam-gu Seoul, Korea

Terasource Venture Capital Fund 3
8FR Dongshin Bldg. 141-30 . . . . . .        1,551,350 common shares              9.03%                 6.91%          Nil
Samseong-dong, Kangnam-gu Seoul, Korea

Terasource Venture Capital Fund 4
8FR Dongshin Bldg. 141-30 . . . . . . .        378,380 common shares              2.20%                 1.68%          Nil
Samseong-dong, Kangnam-gu Seoul, Korea

The Hong Group of Companies
including:
Serome Investment Co. Ltd. (1,085,675shares),
151-7 Samseong-Dong ; . . . . . . . . .       3,325,900 common shares             19.36%               14.81%          Nil
Kangnam-Gu Seoul Korea
Mok-Won Assets Management Co. Ltd
(1,375,000 shares),2004 Ho, Anam tower 702-10
Yuksam-dong Kangnam-ku, Seoul, Korea;
Bio & Medical Research Co. Ltd. (524,425 shares),
702-10 Yuksam-dong, Kangnam-ku, Seoul, Korea;
Ki-tae Hong (127,800 shares) and Hye-sook Lee
(213,000 shares)151-7 Samseong-Dong, Kangnam-Gu,
Seoul, Korea

Myoung, Hyeong Seong                            971,500 common shares              5.07%                4.32%       6,348
(President, CEO and Director
#997-4 Daechi-dong, Gangnam-gu,
Seoul, Korea

Hsiu Chen Cheng                                1,450,000 common shares                0%                6.45%         Nil
12F, No. 388 Chun Shan E. Rd.,                     as of June 30, 2004
Taipei, Taiwan

Qi Ai                                           1,375,750 common shares               0%                6.12%         Nil
Fei Tai Lian Hua Chi Xi Zi, Beijing, China          as of June 30 2004



Related party transactions
There is no known relationship between any of the Directors and Officers of the Company with major clients or provider of essential products and technology.

In the event conflicts do arise the Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to the Company and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company on or behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.
The transactions between the Company and its subsidiaries are disclosed in the
Note 14 to the consolidated financial statements, page 67.

Item 8. Financial Information

A. Consolidated  Statements  and  Other  Financial  Information
See "Item  18- Financial  Statements"

Legal  Proceedings
On February 27, 2004, the Company received approval for a debt rescheduling plan for a total of $3,589,271 from the Chooncheon District Court, Korea, whereby a group of creditors of the Company and a representative of the Company agreed to reschedule the payments on $3,589,271 of the Company's debt which constitute approximately 68% of the total outstanding accounts payable and borrowings of the Company. An application for the rescheduling plan was subsequently filed with Chooncheon District Court and approved by the court on the same day.

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

B. Significant Changes
At an extraordinary general meeting of shareholders of the Company, on April 27, 2004, it was approved that the par value of the common stock of the Company be reduced from 200 Korean Won per share (equivalent to US$0.17 per share) to 100 Korean Won per share (equivalent to US$0.09 per share). The new par value was registered with the Korean registrar of companies on June 1, 2004 and will be effective as of July 1, 2004.
The Company received funds of US$530,000.00 from investors through an equity financing whereby, on June 8, 2004 the Company issued 3,312,500 shares of common stock ($ 0.16 per share). Share issue costs of $ 26,500 were paid in connection with the financing. The stock issued is restricted from trading for one year.

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

B. Memorandum and Articles of Association
General
The Company is authorized to issue 50,000,000 shares of common stock, each share of common stock having equal rights and preferences, including voting privileges. The Company is not authorized to issue shares of preferred stock. As of December 31, 2003 there were 19,151,854 shares of the Company's stock issued and outstanding, and as of June 30, 2004, there are 22,463,984 shares of the Company's stock issued and outstanding. The shares of common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefore; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of the Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

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

PART  II

ITEM  13.  DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES
--------------------------------------------------------------
The Company is not currently in default, arrears or delinquent with respect to any of its debt obligations or other responsibilities. The details of the debt restructuring of the Company, which is disclosed in Item 8. and Note 1 to the consolidated financial statements in this report, were reported in the form 6-K filed on March 28, 2004.

ITEM 14. MATERIAL MODIFICATIONS TOTHE RIGHTS OFSECURITY HOLDERS AND USE OF
--------------------------------------------------------------------------
PROCEEDS
--------
Not  Applicable

ITEM  15. Controls and Procedures
----------------------------------
Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the principal executive officers and directors of the Company have concluded that the disclosure controls and procedures of the Company as defined in 240.13a-15(c) and 240.15d-15(c) of the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.
There were no significant changes in internal controls or in other factors of the Company that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 20-F. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken or may occur and not be detected.


ITEM  16. Audit Committee Financial Expert
-------------------------------------------
The Company does not yet have an audit committee financial expert.

Item 16B.  Code of Ethics
--------------------------
The Company does not have in place a written code of ethics that applies to its executive, financial or accounting officers or to persons performing similar functions. The Company is dependent upon its president to lead by example and has faith in his ability to do so. The Company does not plan to grant any waiver, including an implicit waiver, from a provision of the code of business conduct and ethics to any person.

Item 16C.  Principal Accountant Fees and Services
--------------------------------------------------
(a)Audit Fees
During the last two fiscal years, the Company paid $80,602.31 for professional services rendered by the former auditors for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for those fiscal years.
(b)Audit-Related Fees
During the last two fiscal years, the Company paid $nil for professional services rendered by the current or former auditors for audit-related services..

(c)Tax Fees
During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d)All Other Fees
During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for services other than those described under (a) through (c).
(e) The Company's board of directors is currently acting as the audit committee. The board approves all of the services provided by the principal accountants.
(f)Percentage of work performed by persons other than the principal accountant's full-time, permanent employees: 0%

Item 16D.  Exemptions from the Listing Standards for Audit Committees
----------------------------------------------------------------------
Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
--------------------------------------------------------------------------------
Not Applicable

Part III

ITEM  17.
---------
Not  Applicable

ITEM  18.  FINANCIAL  STATEMENTS
--------------------------------

Meridian Co., Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2003, 2002 and 2001

Table of Contents


Independent Auditors' Report                                                  39

Consolidated Balance Sheets                                                   42

Consolidated Statements of Operations and Comprehensive income                45

Consolidated Statements of Stockholders' Equity                               47

Consolidated Statements of Cash Flows                                         48

Notes to consolidated Financial Statements                                    52

MERIDIAN CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2003, 2002 and 2001

with

INDEPENDENT AUDITORS' REPORT




Shinhan Accounting Corporation

AUDITORS' REPORT TO THE DIRECTORS OF:
MERIDIAN Co., Ltd.

We have audited the accompanying consolidated balance sheet of Meridian Co., Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and the related consolidated statements of operations and comprehensive loss, statements of chages in shareholder's equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements for the years ended December 31, 2002 and 2001 were audited by other auditors whose report dated May 14, 2003, expressed an unqualified opinion thereon, including an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Co., Ltd. and its subsidiaries as of December 31, 2003, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


Without qualifying our opinion, we draw your attention to the following matters.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations since inception and has current liabilities which significantly exceed its current assets that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's plans in regards to these matters are described in Note 1.

Certified Public Accountant
Republic of Korea
April 2, 2004 except for Note 20 (a) which is as of April 27, 2004 and Note 20
(b) which is as of June 8, 2004

Il-Heung bldg. Suite #8
126-1 ChungMu-Ro 4Ka, Chung-Ku
Seoul, Korea

NEXIA INTERNATIONAL
SAMDUK ACCOUNTING CORPORATION

INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of Directors
MERIDIAN Co., Ltd.

We have audited the accompanying consolidated balance sheets of Meridian Co., Ltd.("the Company") and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Co., Ltd. and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

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

As discussed in Note 21 to the consolidated financial statements, the operations of the Company have been significantly affected, and will continue to be affected for the foreseeable future, by the general unstable economic conditions in Korea and in the Asia Pacific region. It is currently uncertain what the resulting effect will be on the future operations and financial position of the Company and its subsidiary. The ultimate outcome of this matter cannot presently be determined. Accordingly, the accompanying consolidated financial statements do not include any adjustments that might result from those uncertainties.

SamDuk Accounting Corporation
May 14, 2003


12/F SeoHeung Bldg.
68 Keonji-Dong, Jongro-Ku, Seoul, Korea

                                      MERIDIAN CO., LTD.
                                  CONSOLIDATED BALANCE SHEETS
                             As of December 31,2003, 2002 and 2001
                                       (in U.S. dollars)



A S S E T S                                                          2003            2002          2001
---------------------------------------------------------------   ----------     ------------  ------------
Current assets :
  Cash and cash equivalents . . . . . . . . . . . . . . . . . .  $   31,557     $   128,674   $   105,216
  Short-term investments(Note 9). . . . . . . . . . . . . . . .           -         189,760       841,476
  Accounts receivable - trade, net of allowance for doubtful
    accounts of $128,403,$1,505,409 and $863,327, respectively      405,471       1,058,953     1,759,821
  Short-term loans-net (Note 3) . . . . . . . . . . . . . . . .      52,426          62,810        89,798
  Accounts receivable - other  . . . .  . . . . . . . . . . . .         744          15,326        20,231
  Inventories (Note 4). . . . . . . . . . . . . . . . . . . . .     700,166         702,097     1,187,989
  Other current assets (Note 5) . . . . . . . . . . . . . . . .      32,909          46,455       123,414
                                                                 ----------    ------------  ------------

    Total current assets. . . . . . . . . . . . . . . . . . . .   1,223,273       2,204,075     4,127,945
                                                                 ----------    ------------  ------------

Investments and other assets
  Investments (Note 6). . . . . . . . . . . . . . . . . . . . .      18,897          45,293        41,216
  Long-term and restricted bank deposits. . . . . . . . . . . .      33,448          11,633        80,929
  Long-term loans-net (Note 3). . . . . . . . . . . . . . . . .           -               -       220,672
  Guaranty deposits . . . . . . . . . . . . . . . . . . . . . .      88,229         133,391        90,836
                                                                    -------    ------------  ------------

    Total . . . . . . . . . . . . . . . . . . . . . . . . . . .     140,574         190,317       433,653
                                                                   --------    ------------  ------------

Property, plant and equipment - net (Note 7)
  Land. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     778,843         782,355       706,591
  Buildings . . . . . . . . . . . . . . . . . . . . . . . . . .     574,831         580,404       524,198
  Furniture and fixture . . . . . . . . . . . . . . . . . . . .     647,313         680,627       752,628
  Others. . . . . . . . . . . . . . . . . . . . . . . . . . . .     137,697         126,399       142,675
                                                                  ---------    ------------  ------------
                                                                  2,134,684       2,169,785     2,126,092
  Less accumulated depreciation . . . . . . . . . . . . . . . .    (934,217)       (820,559)     (670,797)
                                                                  ---------    ------------  ------------

    Net . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1,200,467       1,444,278     1,455,295
                                                                 ----------    ------------  ------------

Intangible assets
  Patents and trademarks. . . . . . . . . . . . . . . . . . . .       1,684           2,161           932
                                                                    -------    ------------  ------------

    TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . . . . $  2,565,998    $ 3,749,507   $ 6,017,825
                                                                ============   ============  ============



(Continued)
MERIDIAN CO., LTD.

CONSOLIDATED BALANCE SHEETS, CONTINUED
As of December 31,2003 2002 and 2001
(in U.S. dollars)


LIABILITIES AND SHAREHOLDERS' EQUITY. . . . . . . . . . . . . .            2003           2002           2001
---------------------------------------------------------------         ----------     ---------     ---------

Current liabilities
  Accounts payable - trade. . . . . . . . . . . . . . . . . . .        $   649,796   $   625,593   $   965,502
  Short-term borrowings (Notes 8) . . . . . . . . . . . . . . .          1,230,970     1,671,246     1,587,573
  Accounts payable - other. . . . . . . . . . . . . . . . . . .          1,244,030     1,024,185       636,342
  Current portion of long-term debt (Notes 1, 9). . . . . . . .             80,765     1,276,718       251,535
  Others. . . . . . . . . . . . . . . . . . . . . . . . . . . .            378,295       205,184       212,374
                                                                       ------------  -----------  ------------

    Total current liabilities . . . . . . . . . . . . . . . . .          3,583,856     4,802,926     3,653,326
                                                                       ------------  -----------  ------------

Long-term borrowings (Note 1,9) . . . . . . . . . . . . . . . .          2,904,674       779,120     1,094,057
Long-term accounts payable-other . . . .  . . . . . . . . . . .            105,474        56,784        90,207
Retirement and severance indemnities-net (Note 10). . . . . . .            140,697       138,909       247,701
                                                                       -----------  ------------  ------------

    Total liabilities . . . . . . . . . . . . . . . . . . . . .          6,734,701     6,198,015     6,221,739
                                                                      ------------  ------------  ------------

Commitments and contingencies (Note 13)                                          -             -             -

Minority interest . . . . . . . . . . . . . . . . . . . . . . .                  -             -         6,593
                                                                      ------------  ------------  ------------

Shareholders' equity
  Common stock - par value $0.17 per share : issued and
    outstanding  17,182,583 shares and 15,899,875 shares
    as of December 31,2003, 2002 and 2001 (Note 11) . . . . . .          3,567,959     3,233,026     3,011,984
  Additional paid-in capital. . . . . . . . . . . . . . . . . .            951,099       901,099       817,769
  Appropriation for business rationalization(Note 12) . . . . .            206,286       223,385       224,659
  Accumulated deficit . . . . . . . . . . . . . . . . . . . . .         (8,384,693)   (6,219,635)   (3,869,737)
  Accumulated other comprehensive loss. . . . . . . . . . . . .           (455,626)     (586,508)     (395,182)
                                                                      ------------  ------------  ------------

    Total shareholders' equity  . . . . . . . . . . . . . . . .          4,164,975    (2,448,508)     (210,507)
                                                                      ------------  ------------  ------------

    TOTAL LIABILITIES AND
       SHAREHOLDERS' EQUITY . . . . . . . . . . . . . . . . . .          2,569,726   $ 3,749,507   $ 6,017,825
                                                                      ============  ============  ============


See accompanying Notes to Consolidated Financial Statements

                          MERIDIAN CO., LTD.
        CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
           For the years ended December 31, 2003, 2002 and 2001
                          (in U.S. dollars)

                                                                     2003           2002           2001
                                                                 -------------  -------------  ------------

Sales
  Product . . . . . . . . . . . . . . . . . . . . . . . . . . .   $2,894,559    $  3,521,657   $  5,289,561

Cost of sales
  Cost of goods sold. . . . . . . . . . . . . . . . . . . . . .    1,249,356      1,915,811      2,337,170
  Inventory write-down due to decline in market value (Note 2h)        4,188              -        140,936
                                                                 -------------  -------------  ------------
                                                                   1,253,544       1,915,811      2,478,106
                                                                 -------------  -------------  ------------

Gross profit. . . . . . . . . . . . . . . . . . . . . . . . . .   $1,641,015       1,605,846      2,811,455
                                                                 -------------  -------------  ------------

Selling, general and administrative expenses
  Advertising . . . . . . . . . . . . . . . . . . . . . . . . .       44,503          62,944         94,664
  Bad debt expense. . . . . . . . . . . . . . . . . . . . . . .      900,334         615,688        791,118
  Commissions. . . . . . . .. . . . . . . . . . . . . . . . . .      815,854         653,937        518,484
  Depreciation. . . . . . . . . . . . . . . . . . . . . . . . .      117,752          69,251        103,026
  Employee benefit. . . . . . . . . . . . . . . . . . . . . . .       72,005         108,501        163,351
  Entertainment . . . . . . . . . . . . . . . . . . . . . . . .       22,191          41,672        135,333
  Overseas market development . . . . . . . . . . . . . . . . .       12,768          95,773         96,664
  Rent. . . . . . . . . . . . . . . . . . . . . . . . . . . . .       79,012          78,402         65,618
  Research and development. . . . . . . . . . . . . . . . . . .      227,078         379,059        555,865
  Salaries. . . . . . . . . . . . . . . . . . . . . . . . . . .      469,708         585,393        854,137
  Others. . . . . . . . . . . . . . . . . . . . . . . . . . . .      321,506         443,064        617,890
                                                                 -------------  -------------  ------------
                                                                   3,082,711       3,133,684      3,996,150
                                                                 -------------  -------------  ------------

Operating loss. . . . . . . . . . . . . . . . . . . . . . . . .   (1,441,696)    (1,527,838)    (1,184,695)
                                                                 -------------  -------------  ------------

Other income
  Interest income . . . . . . . . . . . . . . . . . . . . . . .        9,986          27,271         60,520
  Gain on disposal  of investment securities. . . . . . . . . .            -               -         41,372
  Others. . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,900          57,147         87,033
                                                                 -------------  -------------  ------------
                                                                      11,886          84,418        188,925
                                                                 -------------  -------------  ------------
Other expenses
  Interest expense. . . . . . . . . . . . . . . . . . . . . . .      396,290         393,138        360,239
  Non-trade bad debt expense. . . . . . . . . . . . . . . . . .      328,451         895,509        460,889
  Write off of goodwill . . . . . . . . . . . . . . . . . . . .            -               -         30,020
  Equity in loss of investee    . . . . . . . . . . . . . . . .       26,510          99,506         18,765
  Loss on bankruptcy of a Subsidiary. . . . . . . . . . . . . .       19,175               -         10,212
  Others . . . . . . . . . . . . . . . . . . . . . . . . . . . .      43,268         173,051         59,529
                                                                 -------------  -------------  ------------
                                                                     813,694       1,461,698        939,442
                                                                 -------------  -------------  ------------

Minority interest in net loss of consolidated affiliates. . . .            -               -         19,302
                                                                 -------------  -------------  ------------

Loss before provision for income taxes. . . . . . . . . . . . .   (2,243,504)    (2,905,118)    (1,905,910)

  Income tax expense (Note 15). . . . . . . . . . . . . . . . .            -              -              -
                                                                 -------------  -------------  ------------
Net Loss . . . . . . . . . . . . . . . . . . . . . . . . . . . .  (2,243,504)    (2,289,825)    (1,916,122)

Other comprehensive loss
  Foreign currency translation gain(loss) . . . . . . . . . . .      100,780       (161,224)       (26,236)
                                                                               -------------  -------------
Comprehensive loss. . . . . . . . . . . . . . . . . . . . . . .  ($2,142,724)   ($2,451,049)   ($1,942,358)
                                                                               =============  =============

Weighted average number of common shares. . . . . . . . . . . .   18,094,211      16,472,700     15,703,850
                                                                =============  =============  =============

Basic and diluted loss per common share
  Net loss                        . . . . . . . . . . . . . . .        (0.12)        ($0.18)        ($0.12)

See accompanying Notes to Consolidated Financial Statements

                                                       MERIDIAN CO., LTD
                                                    CONSOLIDATED STATEMENTS
                                              OF CHANGES IN SHAREHOLDERS' EQUITY
                                       For the years ended December 31, 2003, 2002 and 2001
                                                       (in U.S. dollars)


                                      Common Stock Issued                                         Accumulated
                                      ------------------- Additional  Appropriation                  Other         Accumulated
                                                           Paid-in   for Business    Accumulated  Comprehensive   Shareholders
                                      Shares     Amount    Capital  Rationalization   (Deficit)   Income (Loss)  Equity (Deficit)
                                    ----------  ---------  -------    -----------    ----------    --------      ---------------
Balance at December 31, 2000. . . .14,196,325 $2,741,364  $1,088,389  $  247,854    $(1,976,810)    $(308,487)    $   1,792,310
Issuance of common shares . . . . . 1,703,550    270,620    (270,620)
Net loss                                                                             (1,916,122)                     (1,916,122)
Other comprehensive income (loss):
  Foreign currency translation gain                                                                   (26,236)          (26,236)
  Reclassification adjustment for gains
    included in net income                                                                            (60,459)          (60,459)
  Reclassification adjustment pursuant
  to legal appropriation requirement                                     (23,195)        23,195
                                    ----------    ---------  -------    -----------    ----------    --------      ---------------

Balance at December 31, 2001. . . .15,899,875  3,011,984    817,769      224,659     (3,869,737)     (395,182)         (210,507)
Issuance of common shares . . . . . 1,282,708    221,042     78,958                                                     300,000
Changes in interest of subsidiary .                           4,372                                                       4,372
Net loss                                                                             (1,916,122)                     (1,916,122)
Other comprehensive income (loss):                                                                                            -
  Foreign currency translation gain                                                                  (161,224)         (161,224)
Reclassification adjustment pursuant                                                                                          -
  to legal appropriation requirement                                      (3,732)         3,732                               -
                                    ----------    ---------  -------    -----------    ----------    --------      ---------------

Balance at December 31, 2002. . . .17,182,583  3,233,026    901,099      220,927     (6,155,830)     (556,406)       (2,357,184)
Issuance of common shares . . . .   1,968,901    334,933 .                                                              334,933
Net loss                                                                             (2,243,504)                     (2,243,504)
Other comprehensive income (loss):                                                                                            -
    Foreign currency translation gain                                                                 100,780           100,780
    Unrealized holding gain                                                                                                   -
Reclassification adjustment pursuant                                                                                          -
     to legal appropriation requirement . . .                            (14,641)        14,641                               -
                                    ----------    ---------  -------    -----------    ----------    --------      ---------------
Balance at December 31, 2003. . .  19,151,484 $3,567,959   $901,099     $206,286    $(8,384,693)    $(455,626)      $(4,164,975)
                                   ========== ===========  ========== ============= ============  ===============   =============

See accompanying Notes to Consolidated Financial Statements

<CAPTI0N>

                                            MERIDIAN CO., LTD
                                         CONSOLIDATED STATEMENTS
                                   OF CHANGES IN SHAREHOLDERS' EQUITY
                            For the years ended December 31, 2002, 2001 and 2000
                                             (in U.S. dollars)

                                                                         2003           2002           2001
                                                                     -------------  -------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES :
  Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . .   ($2,243,504)   ($2,289,825)  ($1,916,122)
                                                                     -------------  -1-----------  ------------
  Add (deduct) items not using (providing) cash
    Depreciation and amortization . . . . . . . . . . . . . . . . .       117,752         39,954       103,026
    Depreciation expense included in cost of goods sold . . . . . .       129,843         85,754       100,711
    Provision for severance indemnities . . . . . . . . . . . . . .        62,700         89,912       120,972
    Provision for doubtful accounts . . . . . . . . . . . . . . . .     1,228,785      1,511,197     1,252,007
    Service fees by issuing common shares . . . . . . . . . . . . .       334,933        300,000             -
    Inventory write-down due to decline in market value . . . . . .         4,811              -       140,936
    Gain on disposal of subsidiaries. . . . . . . . . . . . . . . .                     (615,293)            -
    Equity in loss of investee . . . . . . . . . . . . . . . . . .         26,510              -        18,765
    Gain on sale of investment securities . . . . . . . . . . . . .             -              -       (41,372)
    Decrease (increase) in accounts receivable - trade. . . . . . .      (246,852)       339,678       100,475
    Decrease (increase) in accounts receivable - other. . . . . . .       328,397        (53,263)      191,914
    Decrease (increase) in inventory. . . . . . . . . . . . . . . .        (6,608)       305,846      (387,744)
    Decrease (increase) in other current assets . . . . . . . . . .        13,546         53,703        35,629
    Increase (decrease) in accounts payable - trade . . . . . . . .        24,203       (364,415)     (210,125)
    Increase (decrease) in accounts payable - other . . . . . . . .       219,845        355,161       168,607
    Increase (decrease) in other current liabilities. . . . . . . .       173,111           (926)       56,301
    Increase in long-term accounts payable - other. . . . . . . . .        48,690        (41,163)      (39,528)
    Retirement and severance payment. . . . . . . . . . . . . . . .       (60,912)      (190,294)      (31,961)
    Minority interest in net loss of consolidated affiliates. . . .       (11,995)             -       (19,302)
    Others. . . . . . . . . . . . . . . . . . . . . . . . . . . . .                      100,018        28,179
                                                                     -------------  -------------  ------------
       Sub-total. . . . . . . . . . . . . . . . . . . . . . . . . .    $1,729,965     $1,915,869    $1,568,725
                                                                     -------------  -------------  ------------

                                                                         $513,539)    ($ 373,956)   ($ 347,397)
                                                                     -------------  -------------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES :
  Decrease in short-term loans. . . . . . . . . . . . . . . . . . .       331,480             -         37,023
  Proceeds from sale of investment securities . . . . . . . . . . .             -             -         74,137
  Decrease in long-term and restricted bank deposits. . . . . . . .        11,633        74,477         24,123
  Decrease in long-term loans . . . . . . . . . . . . . . . . . . .             -        20,129              -
  Decrease in short-term investments. . . . . . . . . . . . . . . .       189,760       708,370              -
  Increase in short-term investments. . . . . . . . . . . . . . . .                           -       (852,273)
  Increase in short-term loans. . . . . . . . . . . . . . . . . . .      (321,096)      (169,506)     (201,781)
  Acquisition of investment securities. . . . . . . . . . . . . . .             -              -       (59,501)
  Disposition of property, plant and equipment . . . . . . . . . . .                      23,419             -
  Acqusition of property, plant and equipment. . . . . . . . . . . .          (95)       (47,442)      (64,282)
  Cash held by former subsidiaries. . . . . . . . . . . . . . . . .       (10,251)       (12,464)            -
  Decrease in guaranty deposits . . . . . . . . . . . . . . . . . .        45,162              -             -
  Others. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            -        (85,148)       12,581
                                                                     -------------  -------------  ------------
                                                                         $246,593        511,835     (1,029,973)
                                                                     -------------  -------------  ------------

                                       47

CASH FLOWS FROM FINANCING ACTIVITIES :
  Increase in short-term borrowings . . . . . . . . . . . . . . . .                      158,700     1,360,659
  Increase in long-term borrowings. . . . . . . . . . . . . . . . .                            -       209,242
  Proceeds from issuance of debentures. . . . . . . . . . . . . . .                            -     1,150,646
  Repayment of short-term borrowings. . . . . . . . . . . . . . . .      (707,045)             -    (1,209,833)
  Repayment of current portion of long-term debt. . . . . . . . . .      (118,608)      (264,569)     (416,991)
  Repayment of long-term borrowings . . . . . . . . . . . . . . . .      (286,008)             -             -
                                                                     -------------  -------------  ------------

                                                                          $69,049       (105,869)     1,093,723
                                                                     -------------  -------------  ------------

NET INCREASE (DECREASE) IN CASH . . . . . . . . . . . . . . . . . .      (197,897)        32,010       (283,647)
                                                                     -------------  -------------  ------------

EFFECT OF EXCHANGE RATE ON CASH . . . . . . . . . . . . . . . . . .       100,780         (8,552)        (9,762)

CASH AT BEGINNING OF THE PERIOD . . . . . . . . . . . . . . . . . .      $128,674        105,216        398,625
                                                                     -------------  -------------  ------------

CASH AT END OF THE PERIOD . . . . . . . . . . . . . . . . . . . . .       $31,557       $128,674       $105,216
                                                                     =============  =============  ============

 Cash and cash equivalents are comprised of :
    Cash. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $31,557        $16,770        $10,682
    Term deposits . . . . . . . . . . . . . . . . . . . . . . . . .            $0        111,904         94,534
                                                                     -------------  -------------  ------------
                                                                          $31,557       $128,674       $105,216
                                                                     =============  =============  ============

See accompanying Notes to Consolidated Financial Statements

1. Going Concern

Meridian Co., Ltd. (the "Company") was incorporated on April 19, 1994 under the laws of the Republic of Korea ("Korea") and is currently engaged in the manufacture of alternative medical equipment for sale in domestic and overseas markets.

The Company has suffered recurring losses and negative cash flows from operations since inception and has current liabilities which significantly exceed its current assets that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

For the fiscal year ended December 31, 2003, the Company incurred a net loss of $2,243,504 ($2,289,825 for 2002 and $1,916,122 for 2001) and net negative cash flow from operating activities of $513,539 ($373,956 for 2002 and $347,397 for 2001). On August 4, 2003, the Company's banking privileges were suspended on its accounts of credit/bill by the KFTC (Korea Financial Telecommunications & Clearings Institute) , which was established as a non-profit organization to build up and operate the Financial Information Network Systems(FINS) by integrating the Korea Clearing & Credit Reporting Center in charge of check clearing systems and the Korea Bank Giro Center in charge of bank giro systems.

Subsequently on February 27, 2004, the Company received approval for a debt rescheduling plan for a total of $3,589,271 from the Chooncheon District Court, Korea, whereby a group of creditors of the Company and a representative of the Company agreed to reschedule the payments on $3,589,271 of the Company's debt which constitute approximately 68% of the total outstanding accounts payable and borrowings of the Company. An application for the rescheduling plan was subsequently filed with Chooncheon District Court and approved by the court on the same day. The group of creditors who have agreed to the debt rescheduling includes the following.

     Creditor                                         Amount of debt rescheduled
Woori Bank                                                             $301,375
SMI II ABS Specialty Co., Ltd                                           769,231
Rainbow Specialty Securitization Co., Ltd                               384,615
Korea Technology Credit Guarantee Fund                                  862,177
Small Business Corporation                                              230,769
Korea Foreign Exchange Bank                                              96,162
Shinhan Bank                                                             32,008
Other                                                                   912,934
Total                                                                $3,589,271


Of the $3,589,271, $26,323 is secured debt to a financial institutiona and will now be repaid over 7 years from 2007 to 2013; the Company will be exempt from paying interest already accrued, and future interest will accrue at 3.5% interes t per annum.
Of the $3,589,271, $626,102 due to financial institutions is unsecured and will be repaid over 5 years from 2006 to 2010. The Company will be exempted from paying interest already accrued, and the future interest will accrue at the rate of 5% per annum.
Accounts payable due to parties other than financial institutions will be repaid over 3 years from January 2005 to December 2007 and will be exempt from paying any interest.
Progress on the execution of the plan will be reported to Chooncheon District Court, Korea every quarter. Except for this, there are no further obligations relating to debt rescheduling to the court. . The court does not have any authorities such as having the Company cease operations and liquidate the assets. The Company does not need to get an approval from the court when additionally borrowing from financial institutions. The new borrowing of the company depends on the Company's credit evaluated by the creditors.

Above arrangement do not allow the creditors obtaining new common shares or other rights in respect of management or strategic control.

As discussed in Note 20 (b), subsequent to December 31, 2003 the Company completed a sale of 3,312,500 shares of common stock for cash of $530,000. The Company intends to raise additional financing through the issuance of debt or equity instruments.

2. Basis  of Financial Statements and Summary of Significant Accounting Policies

(a) Basis of Financial Statements

The Company and its subsidiaries maintain its books of accounts in accordance with generally accepted accounting principles in the Republic of Korea ("Korean GAAP"). However the accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").


(b) Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions have not been included on consolidation. The Company consolidates corporations over which it exercises control.


(c) Changes of Consolidated Subsidiary

The consolidated financial statements include the accounts of Meridian Co., Ltd. and its subsidiaries. The following table reflects the Company's ownership percentages and acquisition dates of its consolidated subsidiaries as at December 31, 2003, 2002 and 2001:

                                             Acquisition    Percentage ownership
Subsidiary              Primary Business          Date     2003     2002    2001
Meridian America        Wholesaler, retailer    March 4,   100%     100%       -
Medicals, Inc.          of medical equipment     2000

Pusan Meridian Co.,Ltd. Wholesaler, retailer    March 3,     -    54.50%  54.50%
                        of medical equipment      2000

Chunee Soft Co., Ltd.   Developer of software   March 28,    -        -   50.00%

On March 28, 2000, the Company acquired 50% of the share ownership in Chunee Soft Co., Ltd. for $135,111 (by the spot exchange rate of Won 1,110.20 to $1) in cash.

As Chunee Soft. Co., Ltd. was declared bankrupt in December 28, 2001, the accompanying 2001 consolidated financial statements reflected a loss of $10,212 on bankruptcy of the Company's investment in this subsidiary.

On March 3, 2000, the Company acquired 54.5% of the share ownership in Pusan Meridian Co., Ltd. for $53,443 (by the spot exchange rate of Won 1,122.70 to $1) in cash.
As Pusan Meridian Co., Ltd. was declared bankrupt in November 11, 2003, the accompanying 2003 consolidated financial statements reflects a loss on bankruptcy of a subsidiary of $ 19,175 relating to the Company's investment in Pusan Meridian Co., Ltd. as at December 31, 2003.

(d) Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains cash accounts at two financial institutions. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.
Credt risk associated with trade accounts receivable arises from the potential for customers and other debtors to default on their contractual obligations to the Company. The Company does not anticipate customers and other debtors will default on their obligations to any greater extent than that currently provided for. The Company limits its credit risk by granting credit only to customers and other debtors that are considered to be of high quality.

(e) Translation of Financial Statements and Foreign Currency

The accompanying financial statements have been translated into U.S. dollars in accordance with SFAS No.52. All assets and liabilities are translated at the exchange rates as at the balance sheet date. The exchange rate applied as of December 31, 2003, 2002 and 2001 were ?1,197.8/US$1, ?1200.4/US$1 and
?1,326.1/US$1, respectively. Elements of income are translated at weighted average exchange rates for the period. The exchange rate applied for the period were ?1,191.89/US$1 for 2003 ?1,255.21/US$1 for 2002 and ?1,290.83/US$1 for
2001. Equity accounts other than accumulated deficits are translated at historical exchange rates. The resulting translation adjustment is recognized as a component of other comprehensive income or loss.

The company maintains its books of accounts in Korean Won. Transactions involving foreign currencies are recorded in the accounts at the exchange rate prevailing at the time the transactions are made. Assets and liabilities denominated in foreign currencies are translated into Korean Won at exchange rates. in effect at year-end. The resulting foreign currency exchange gains/losses are credited/charged to current operations.
The exchange rates we used in this report were announced by The Korea Financial Telecommunications & Clearings Institute as basic rates.


(f) Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported. period. Actual results could differ from those estimates.

(g) Cash Equivalents

Term deposits of nil at December 31, 2003 ($73,457 for 2002, and $75,287 for 2001) consists of term deposits with an initial term of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(h) Allowance for Doubtful Accounts

Amounts  receivable  are  assessed  for  impairment  on  a  regular  basis. When circumstances indicate collection of an amount receivable is doubtful, an allowance. and a charge against earnings are recognized. When circumstances indicate collection of an amount receivable is not to be realized, the outstanding amount and the associated allowance are written off.

(i) Value - Added Taxes

Under the Korean value-added tax ("VAT") law, the Company pays a 10% VAT on each purchase of VAT-taxable goods or services("input tax") and collects VAT from its customers equal to 10% of revenue("output tax"). The net amount is recorded as prepaid value-added taxes, if the input tax is greater than the output tax. However, if the output tax is greater than the input tax, the net amount is recorded as a current liability.

(j) Inventories

Inventories are valued at the lower of cost and net realizable value. Costs are determined using the average cost method, except for materials in transit which are valued by the specific identification method.

(k) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciations of tangible assets are provided using the declining balance method over the following estimated useful lives:

                                   Years
Building and structure              40
Machinery and equipment              4
Other tangible asset                 4

Expenditures that prolong the useful lives or enhance the value of fixed assets are capitalized, while expenditures incurred for routine maintenance are expensed in the year in which they are incurred.
For the years ended December 31, 2003, 2002 and 2001, the Company recorded total depreciation expense of $247,595, $125,708, and $203,737 respectively.

(l) Impairment of Long-Lived Assets

When events and circumstances warrant a review, the Company evaluates the carrying value of its long-lived assets. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from use is less than its carrying value. In that event, a charge to earnings is recognized based on the amount by which the carrying value exceeds the estimated fair value.

(m) Intangible Assets

Intangible assets, which consist of patents and trademarks, are stated at cost less accumulated amortization computed using the straight-line method over their estimated useful lives of between 5 and 10 years.

(n) Revenue Recognition

Product and merchandise revenues are recognized upon shipment or delivery to the purchaser and when all significant contractual obligations have been satisfied and collection is reasonably assured. Revenues from software sales contracts are recognized upon delivery and when collection is reasonably assured. The Company's software sales contract does not provide for significant production, modification or customization work to the software after sale. Service fees are recognized when delivered in accordance with all terms and conditions of customer contracts, upon acceptance by the customer, and when collection is reasonably assured. The Company's contracts generally provide for return of products within three months from the date of sales. The Company's past experience indicates that returns are negligible, less than 1% of total sales, and accordingly the Company does not provide an allowance for returned products.

(o) Severance and Retirement Benefits

Pursuant to the Korean National Pension Law and the Company's employment policy the Company is required to accrue an estimated liability, equal to the amount which would be payable if all employees left the Company at the balance sheet date. As such, the Company has provided an allowance for severance and retirement benefits of $62,700 for the year ended December 31, 2003 ($89,912 for 2002 and $120,972 for 2001).

(p) Research and Development Costs

Research and development costs are charged to earnings as incurred. Research and development costs amounted to $227,078 in 2003 ($379,059 in 2002 and $555,865 in 2001).

(q) Advertising and shipping/handling costs

The Company expenses advertising and shopping/handling costs as t hey are incurred. Advertising expense for the years ended December 31, 2003, 2002 and 2001 are $44,503, $62,944 and $94,644, respectively.

(r) Shipping/handling costs

All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues earned and are reported as revenue, and the costs incurred by the company for shipping and handling are reported as an expense.


(s) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

(t) Loss Per Share

In February, 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share (SFAS 128), which established new standards for computing and presenting earnings per share effective for fiscal years ending after December 15, 1997.
With SFAS 128, primary earnings per share is replaced by basic earnings per share, which is computed by dividing income available to common shareholders by the weighted average number of shares outstanding for the period. In addition, SFAS 128 requires the presentation of diluted earnings per share, which includes the potential dilution that could occur if dilutive securities were exercised or converted into common stock. The computation of diluted EPS does not assume the conversion or exercise of securities if their effect is anti-dilutive. Common equivalent shares consist of the common shares issuable upon the conversion of the convertible loan notes and special warrants (using the if-converted method) and incremental shares issuable upon the exercise of stock options and share purchase warrants (using the treasury stock method).
Outstanding stock options are not included in the calculation of diluted loss per share as their effect would be anti-dilutive.

(u) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which an estimate can reasonably be obtained:

(i) Cash and cash equivalents, short-term bank deposits, accounts receivable, short-term borrowings, accounts payable and accrued liabilities

The carrying amount approximates fair value because of the nature and short maturity of those instruments.

(ii) Investment securities, long-term bank deposits, long-term loans to employees and guarantee deposits

The fair value of market-traded investments is estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. The Company has no derivative contracts. In relation with long-term loans to employees, the carrying amounts of the loans are equal to their face values, which represent the amount of cash the company will receive at maturity.

(iii) Long-term debts

The fair values of long-term debt and bonds are estimated based on the quoted market prices for the same or similar issues or based on the current rates offered for debt of the same remaining maturities.

(v) Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its fixed stock option plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123 "Accounting for Stock-Based Compensation" established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company elected to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirement of SFAS 123.

The Company has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date consistent with the provisions of SFAS123, the Company's net loss and loss per share for 2003 would have been increased to the pro forma amounts indicated below:


                                   2003
  Net income(loss)
  As reported                $(2,243,504)
  Pro forma                  $(2,264,475)
  Basic earnings per share
  As reported                   $(0.1240)
  Pro forma                     $(0.1286)

The fair value of stock options granted were estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield and expected volatility of nil for all years, risk-free interest rate of 5.64% to 9% and expected lives of 4 years. The weighted average fair value per stock option granted during 2001 and 2000 was $0.47 and $ 0.26, respectively.


(w) Asset retirement obligations

The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2003, the Company does not have any asset retirement obligations.

(x) Recent Accounting Pronouncement

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45") - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for the Company's annual financial statements for the year ended December 31, 2002. The adoption of this Interpretation did not have a significant impact on the Company's consolidation financial position or results of operations.


In April 30, 2003, the FASB issued Statement No. 149 - "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statements amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The new guidance amends Statement 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of the statement of cash flows. The adoption of SFAS No. 149 did not have a significant impact on its consolidated financial position or results of operations.

On May 15, 2003, the FASB has issued Statement No. 150 - "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The standard improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that the following instruments be classified as liabilities on the consolidated balance sheet. One type of instrument is mandatory redeemable stock, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type of instrument, which includes put options and forward purchase contracts, involves instruments that may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instrument is obligation that can be settled with the Company's equity shares. The monetary value of the obligation is fixed or tied solely or predominantly to a variable such as a market index. The statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatory redeemable. Most of the guidance in this statement is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no significant impact on the Company's consolidated financial position or results of operations.


3. Short-Term and Long-Term Notes Receivable

Short-term and long-term loans receivable as of December 31, 2003, 2002 and 2001 are as follows:

                                   Final      Annual
...                                Maturity   Interest
...                                  Year      Rate(%)     2003           2002         2001

Short-term loans
Meridian Oriental Clinic           -            -            -               -     $158,333
Sales agent                        -            -            -          34,140      160,100
Other                           2004           0%      $107,131        111,691       37,081
                                                      ----------      ---------     --------
                                                       $107,131        145,831      265,716

Allowance for doubtful accounts                         (54,705)       (83,021)     (89,798)
                                                      -----------      ----------     -------
Net                                                    $ 52,246       $ 62,810      $146,327
                                                      -----------       ---------    --------
Long-term loans                    -           -
Meridian Oriental Clinic           -           -                                    $519,505
Other                              -           -                -              -       7,614
                                                       -----------      ---------    --------
                                                                -              -     527,119
Allowance for doubtful accounts                                 -              -    (213,059)
Present value discounts                                         -              -     (93,388)
                                                       -----------      ---------    --------
Net                                                             -              -    (220,672)
                                                       -----------      ---------    --------

In calculating the present value of non-interest bearing long-term loans as of December 31, 2001, the Company had utilized a 9% imputed interest rate, based on the weighted average interest rate of short-term and long-term borrowings.

During the year ended December 31, 1999, the Company made a loan available to Meridian Oriental Clinic (Clinic), an independent and unrelated company, who, in return, agreed to demonstrate the Company's products and perform clinical experiments. The loan was non-interest bearing and would be repaid annually until 2006. The amount of repayment was determined annually by offsetting clinical experiment expenses incurred by the Clinic on behalf of the Company and only the advances would be paid in excess of these expenses. Such expenses incurred by the Clinic were nil, nil and $35,088 for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts were offset against the short-term loan made to the Clinic in the respective years.
During the year ended December 31, 2002, Meridian Oriental Clinic ceased business operations because of recurring operating losses and working capital deficiencies. Therefore the remaining balance of short-term and long-term loans to the Clinic, amounting to $142,435 and $562,564, was written-off for the 2002 fiscal year.
During the years ended December 31, 2003 and 2002, short-term loans receivable from sales agents of $28,326, ($720,210 in 2002) were written-off when the sales agents ceased to operate their business.
During the year ended December 31, 2003, a short-term loan to Chunee Soft Co., Ltd of $57,211 was written off due to Chunee Soft Co., Ltd going out of business.

Interest income arising from these loans has been classified as other income. Any provision for bad debts has been classified as non-trade bad debt expense as a component of other expenses.


4. Inventories

Inventories as of December 31, 2003, 2002 and 2001 are as follows:

                        December 31,
                       --------------
                     2003            2002            2001
                    ------          -----            ----
Merchandise . .  $  203,415         $  109,095     $  448,622
Finished goods.  $  150,045            250,625        325,200
Work in-process  $  141,600            134,854        223,650
Raw materials .  $  208,834            207,523        190,517
               ------------       ------------     -----------
                 $  703,894        $  702,097       $1,187,989


Merchandise consists of medical equipment, medical supplies and electronic equipment purchased and held for resale by the Company. Finished goods are comprised principally of oriental and alternative medical equipment manufactured by the Company.

5. Other Current Assets

Other current assets as of December 31, 2003, 2002 and 2001 are as follows:



                             December 31,
                            ============

                           2003      2002      2001
                         --------   --------   ------
Accrued interest income  $1,176   $  5,447  $  9,510
Advance payments. . . .  25,071      6,933    96,894
Prepaid income taxes. .   6,662      5,593     8,301
Prepaid expenses. . . .       -      8,482     8,709
                     -----------  ---------  ----------
                      $  32,909  $  46,455  $123,414



6. Investments in Nonconsolidated Affiliates

The Company accounts for investments in which it exerts significant influence over using the equity method. The Company's ownership as of December 31, 2003, 2002 and 2001 are as follows:

                                                     Ownership percentage
                                               2003      2002      2001
Beijing Meridian Medicals
    Equipment Co., Ltd.                       25.00%     33.30%   45.00%
Meridian Asia Co., Ltd.                            -     49.00%   49.00%
True World Co., Ltd.                               -     47.90%   47.90%


On November 10, 2001, the Company acquired 45% of the share ownership in Beijing Meridian Medicals Equipment Co., Ltd. ("Beijing Meridian") for $59,981 (by the spot exchange rate of Won 1,283 to $1) in cash.



The changes of ownership percentage occurred in 2003 and 2002 when Beijing Meridian increased its issued capital stock.


The carrying amount of investment as of December 31, 2003, 2002 and 2001 are as follows:

The Company lost the ability to exercise control over Meridian Asia Co., Ltd and True World Co., Ltd. ("True World") effective on December 31, 2001. As a consequence, the equity method has been applied to the investments since January 1, 2002 and losses in excess of the initial investment in the investees have not been recognized.

7. Property, Plant and Equipment

As of December 31, 2003, the Company's land and buildings were pledged as collateral for the Company's lines of credit totaling $925,591 with ChoHung Bank and Woori Bank


8. Short-term Borrowings

Short-term borrowings at December 31, 2003, 2002 and 2001 consist of the following:

                                       Annual      Final                       December 31,
                                      Interest    Maturity
Lender                                 rate (%)    Date               2003           2001          2000
                                     ----------  ----------           ------         ------         -----

ChoHung Bank                             5%    December 31,2004      $816,176       1,055,168   $1,040,142
Shinhan Bank                                   Aug.17.2003                  -          84,281       70,774
Woori Bank                                     May 15.2003                  -         201,941      159,968
Korea Exchange Bank                            Sep.05.2003                  -         168,591      190,331
Small/Medium Ind. Bank                         Aug.20.2003                  -               -       20,556
Medison Co., Ltd.                              Dec 31.2003              1,015           1,025          926
Other                                          Jan 2. 2003            413,779         160,239      104,876
                                                                                 -----------    ----------
                                                                   $1,230,970    $  1,671,246  $ 1,587,573
                                                                         --------------     --------------

9. Long-term Borrowings

Long-term borrowings at December 31, 2003, 2002 and 2001 consist of the following:


                                          Annua        Final
                                      interest rate   maturit           2003        2002        2001
Lender
Chohung Bank                                5%    December 31,2004     $80,765    $927,666   $1,029,928
Korea Technology Credit
     Guarantee Fund                       3.5%    December 31,2013     935,724           -           -
Korea Foreign Exchange Bank               3.5%    December 31,2013     104,367           -           -
Woori Bank                                3.5%    December 31,2013     327,089      32,327      29,692
Small/Medium ind. Bank                    3.5%    December 31,2013     250,458     252,887     247,431
Shinhan Bank                              3.5%    December 31,2013      34,740           -      30,453
Daewoo Capital Co., Ltd                     -                    -           -           -       8,088
SMI II ABS Specialty Co., Ltd.(Note a)    3.5%    December 31,2013     834,864     841,755     755,786
Rainbow Specialty Sec Co., Ltd.(Note a)   3.5%    December 31,2013     417,432     421,479     380,662
                                                                    $2,985,439  $2,476,114  $2,482,040

Less portion due within one year                                       (80,765) (1,276,718)   (251,535)
Long-term portion                                                   $2,904,674  $1,199,396  $2,230,505

In accordance with a court-approved rescheduling plan, the above rescheduled long-term borrowings are to be repaid over 10 years beginning 2007 to 2013, after a 3-year grace period.

(Note a) The Company had issued two series of non-guaranteed corporate bonds in 2001. As discussed in Note 1, the Company received an approval for debt rescheduling plan including debentures. According to that approval, two series of debentures were reclassified to long-term borrowings and the Company extended the maturity date of those long-term borrowings to December 31, 2013 with a reduced interest rate (3.5% per annum). Details of debentures (reclassified to long-term borrowings) as of December 31, 2003, are as follows:


                                       Rescheduled                    Original
                     Amount    interest rate    Maturity       interest rate    Maturity
1st debentures     $834,864        3.5%     December 31,2013      12.15%     January 31,2003
2nd debentures     $417,432        3.5%     December 31,2013      13.92%      August 14,2004
Total            $1,252,296

The repayment schedule for long-term debts as of December 31, 2003 is as follows (in U.S. dollars):

2004     2005     2006     2007     2008     Thereafter
80,765      -        -   414,948   414,948     2,074,778

10. Retirement and Severance Indemnities

Employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment.
The term pension is used differently in Korea as compared to that used by the National Pension Law ("Law") and National Pension Fund ("NPF"). A Korean pension is a one-time lump sum payment upon the termination of employment, rather than a series of payments in annuity.
The Company's estimated liability under the plan, equal to the amount which would be payable if all employees were to be terminated at the balance sheet date, has been accrued. The following is the formula used to determine the amount of the benefit payable:
Amount payable = (Certain percentage, as provided by the Law, of the person's latest annual salary or wage) x (Number of years employed)
The application of the Law is the same for both retirements and layoffs. That is, there is no difference between retirement benefits and severance benefits in Korea.
The Company transferred a portion of its accrued severance indemnities in cash to the National Pension Fund as provided by the National Pension Law of Korea. The amount transferred will reduce the retirement and severance benefit amount payable to the employees when they leave the Company and is reflected as a direct deduction from the retirement and severance benefits liability in the accompanying consolidated financial statements. However, the requirement for transfer to NPF was repealed in April 2000.

Changes in retirement and severance indemnities for the years ended December 31, 2003, 2002 and 2001 are as follows:

                                              2003           2002          2001
Beginning balance                         $232,653       $317,285      $238,067
Provision                                   62,700         89,912       120,972
Payments                                   (60,912)      (190,294)      (31,961)
Belonged to formal subsidiaries             (2,971)       (12,245)            -
Translation adjustment                      (9,831)        27,995        (9,793)
Ending Balance                             221,639        232,653       317,285
Transferred to NPF                          17,477         18,440        25,368
                                          ---------      ---------     ---------
                                           204,162        214,213       291,917
Less current portion                        63,465         75,304        44,216
                                          ---------      ---------     ---------
Net                                       $140,697       $138,909      $247,701
                                          =========      =========     =========

The current portion of retirement and severance indemnities is included in other current liabilities.

11. Share Capital

(a) On September 27, 1999, the Company amended its authorized capital stock from 11,000,000 shares to 50,000,000 shares, and issued 5,000,000 shares at par value ($0.17 per share) for cash on October 1, 1999.
(b) On December 29, 1999, the Company converted its convertible bonds to common stock and issued 1,346,325 shares of common stock at $0.58 (par value $0.17 at the spot exchange rate).
(c) On March 2, 2000, the Company issued 750,000 shares of common stock (par value $0.18 at the spot exchange rate) at $0.89 per share for cash.
(d) On February 6, 2001, the Company acquired a 100% equity interest in a U.S. corporation named By George Holding, Corp. and issued 1,703,550 shares of common stock in consideration of the acquisition.
(e) A shareholder resolution was passed on February 15, 2001, whereby the Company split its common stock on a ten-for-one basis. The shareholders also authorized a splitting of the Company's common stock on a five-for-two basis on March 19, 2001. All references in the consolidated financial statements to number of shares, per share amounts and stock option data have been adjusted to give effect to these stock splits.
(f) On July 22, 2002, the Company issued 1,282,708 shares of common stock (par value 0.17 at the spot exchange rate) in exchange for investor relations and marketing services with the fair value of $300,000.
(g) On July 16, 2003, the Company issued 1,968,901 shares of common stock (par value 0.17 at the spot exchange rate) in exchange for investor relations and marketing services with the fair value to the Company of $334,933. The shares issued were valued at the trading price of the company's common stock as of the date of authorization for the issuance.


12. Appropriation for Business Rationalization

The Company has appropriated $ 206,286 ($ 220,927 for 2002 and $224,659 for
2001) of retained earnings for future investment and business rationalization. The appropriation was a legal requirement in Korea until 2001 when the applicable statute was repealed. There are presently no restrictions on the use of the appropriation.


13. Commitments and Contingencies

As of December 31, 2003, the Company is contingently liable for promissory notes of $8,632 guaranteed to banks for consumers' loan. The Company's management believes that, based upon its past history of similar transactions, the possibility of the consumer's defaults on the bank-loan is remote.

14. Related Party Transactions

Significant transactions between the company and related parties for the years ended December 31, 2003, 2002 and 2001 are summarized as follows:

                                                 2003          2002         2001
Account Balances
  Accounts receivable-trade
     Beijing Meridian Medicals                 $26,650        $26,967         -
  Short-term loans
     Beijing Meridian Medicals                                      -   $28,771
  Short-term borrowings
    Beijing Meridian Medicals                  $31,550        $31,856         -

Transactions
  Sales to Meridian Asia Co., Ltd.              $3,415              -         -
  Sales to True World Co., Ltd.                               $62,995         -
  Purchases from True World Co., Ltd.                            $362         -

In connection with the related party transactions, unearned gross profit in inventory is eliminated for equity-accounted investees.


15. Income Taxes

The Company is subject to corporate income tax and resident surtax normally at an aggregate rate of 16.5% on taxable income up to $83,486 (100,000,000 Korean
Won) and 29.7% on taxable income over that amount.
At December 31, 2003, the Company had technology and human resources development tax credit carryforwards of $26,708 ($238,743 in 2002). The Company does not expect to realize the tax benefits from such tax credit carryforwards before their expiration in 2009 (2008 for 2002). A valuation allowance of $1,192,218 ($1,423,967 in 2002) has been recognized to offset the deferred tax assets related to these tax credit carryforwards and other temporary differences. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2003, 2002 and 2001 are as follows:

                                                2003          2002          2001
Deferred tax assets
Accruals and reserves                        $1,165,510   $1,185,224    $637,791
Technology and human resources                   26,708      238,743     179,025

Total deferred tax asset(liability)          $1,192,218   $1,423,967    $816,816
Valuation allowance for deferred tax assets  (1,192,218)  (1,423,967)  (816,816)
Net deferred tax asset(liability)                     -            -          -

Reconciliation between the income tax expense (benefit) computed using the Korean statutory income tax rate and the Company's actual income tax expense (benefit) for the fiscal years ended December 31, 2003, 2002 and 2001 is as follows:

                                                            2003          2002              2001
Income tax recovery at statutory rate                    (566,669)     (862,820)       (577,774)
Reduction of income tax benefit
 due to lower tax rate on first W100,000,000               11,020        10,628           10,206
Temporary difference - primarily non-deductible
expenses under Korean Tax Law                               8,335       457,563          557,214
Permanent difference - expenses(primarily entertainment
 and others) in excess of tax deductible limitation        39,392       115,599           35,473
Others - net                                              276,973       886,181          529,778
Changes in valuation allowance                            231,749      (607,151)        (554,897)

Income tax expenses                                             -             -                -


16. Stock Options

Under the Company's Articles of Incorporation, the Company's Board of Directors may grant stock options to officers and key employees. The maximum aggregate number of shares available for issuance under the Stock Option Plan may not exceed 50% of the total number of shares outstanding. Stock options may not be granted to all officers and employees at the same time. Any single officer or employee may not be granted stock options for shares exceeding 10% of shares issued and outstanding.
Stock options granted under the Stock Option Plan will have a minimum exercise price equal to the arithmetic mean of (i) the weighted average of the daily market prices for the two-month period prior to the date of grant, (ii) the weighted average of the daily market prices for the one-month period prior to such date, (iii) the weighted average of the daily market prices for the one-week period prior to such date. When new shares are issued upon the exercise of the stock options, the option exercise price shall not be less than the greater of the market price of shares valued as of the date of the grant or the par value of the shares concerned.

Details of stock option rights granted by the company as of December 31, 2003, are presented below:

<CAPTAION>

                                                   Exercise Price
Grant          Options          Type of           (By the Spot          Fair                             Exercisable
Date         Outstanding     Stock Options        Exchange Rate)        Value       Vesting Period         Period
February       322,625        Issuance of            $0.88              $0.26       February, 2000     February, 2003
23,2000                     common shares                                           to January, 2003   to January, 2007
March          258,825       Issuance of             $0.25              $0.47          March, 2001        March, 2004
19,2001                     common shares                                           to February, 2004  to February, 2008
               581,450

To December 31, 2003 no issued stock options have been exercised.

To December 31, 2003 no issued stock options have been exercised. The Company will disclose the pro forma impact on operations, comprehensive income and earnings per share beginning in the 2004 fiscal year when the stock options which issued at March 19,2001 begin to become exercisable.


17. Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value; therefore, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

Fair value of financial instruments as of December 31, 2003 and 2002, are as follows:

                                               2003                          2002
                                Carrying amount  Fair value     Carrying amount  Fair value
Financial assets
Cash and cash equivalents           $31,557        $31,557         $128,674       $128,674
Short-term investments                    -              -          189,760        189,760
Accounts receivable-trade           405,471        405,471        1,058,953      1,058,953
Accounts receivable-other               744            744           15,326         15,326
Short-term loans                     52,426         52,426           62,810         62,810
Investments(Note a                        -              -           45,293       (Note a)
Long-term bank deposits              33,448         33,448           11,633         11,633
Long-term loans                           -              -          113,391        113,391
                                  ----------                    -------------
                                   $523,646              -       $1,625,840
                                   =========                    ============
Financial liabilitie
Account payable-trade or other   $1,893,826     $1,893,826       $1,649,778     $1,649,778
Short-term borrowings             1,382,816      1,382,816        1,671,246      1,671,246
Long-term borrowings              2,752,828      2,752,828        1,055,838      1,055,838
Debentures                                -              -          420,276        420,276
Long-term accounts payable          105,474        105,474           56,784         56,784
                                ------------                    ------------
                                 $6,134,944                      $4,853,922
                                ============                    ============

(Note a) Fair value of these investments were estimated by the Company's management as the investments are not publicly traded.

18. Statements of Cash Flows

(a) Transactions Not Involving Cash
For the years ended December 31, 2003, 2002 and 2001, the Company's main transactions not involving cash are as follows:

Transactions not involving cash                                2003            2002          2001
Transfer of debentures to long-term borrowings               $420,276             -             -
Transfer of short-term debt to long-term borrowings          $762,095             -             -
Transfer of current portion of long-term debt to
long-term borrowings                                       $1,077,345              -            -
Transfer of long-term borrowings to current
portion of long-term debt                                           -      1,276,718     $251,535
Issuance of common stock for a 100% equity
interest in a U.S. corporation named By
George Holding, Corp. valued at                                     -              -     $270,620
Issuance of common stock for services valued at              $334,933       $300,000            -


(b) Interest and Income Taxes Paid and Received
Interest and income taxes paid and received in cash for the years ended December 31, 2003, 2002, and 2001, are as follows:

                                         2003         2002            2001
Cash paid for interest                 $118,692     $386,839        $333,084
Cash refunded(paid) for income tax       (7,422)     (14,095)         36,571
Cash received for interest               $1,133      $32,149         $38,641



19. Segment Information

In 2003, the Company operated in a one industry segment, the development and manufacture of alternative medical equipment. The Company's identifiable assets are located in one geographic area, the Republic of Korea (also known as South Korea). Sales revenue is attributable to geographic locations based on the location of the customer, as follows:

                         2003         2002          2001
Export
U.S.A                  $444,215    $363,306      $169,613
Canada                                            135,794
South America                                      57,199
South Asia                                         26,291
China                                 2,300        90,710
Japa                                      -             -
Other                     3,431      22,829        53,407
                       $447,646    $388,435      $533,014

Domestic Sales        2,446,913   3,133,222     4,756,547
                    ------------ ----------   -------------
                     $2,894,559  $3,521,657    $5,289,561

20. Subsequent Events

(a) At an extraordinary general meeting of shareholders of the Company, on April 27, 2004, it was approved that the par value of the common stock of the Company be reduced from 200 Korean Won per share (equivalent to US$0.17 per share) to 100 Korean Won per share (equivalent to US$0.09 per share). Nine shareholders representing 6,994,650 common shares (representing 36.5 % of the issued common shares) were present and they approved the par value change by common assent. The new par value was registered with the Korean registrar of companies on June 1, 2004 and will be effective as of July 1, 2004.

(b) The Company received funds of US$530,000.00 from investors through an equity financing whereby, on June 8, 2004 the Company sold 3,312,500 shares of common stock for cash of $ 530,000 ($ 0.16 per share). Share issue costs of $ 26,500 were paid in connection with the financing. The stock issued is restricted from trading for one year.

21. Risk and Uncertainties

The Asia-Pacific regions, including the Republic of Korea, are experiencing economic difficulties. The recoverability of the Company's assets and ability of the Company to pay its debts as they mature are dependent to a large extent on the efficacy of the fiscal measures and other actions, beyond the Company's control, undertaken to achieve economic stability. The Company is exposed to credit risk in the event of nonperformance by financial institutions with which it conducts business. The Company minimizes exposure to such risk, however, by dealing only with major Korean banks and financial institutions.


Item 19. Exhibits

Exhibit 12         Section 302 Certification
Exhibit 13         Section 906 Certification


SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                  By:     /s/ Hyeon Seong Myeong
                                                     Name:   Myeong, Hyeon Seong
                                            Title:      President, CEO, Director
                                                         Date:     July 28, 2004

Exhibit 12.1.

Certifications


I,  Myeong, Hyeon Seong, certify, that:

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


                                                  By:     /s/ Hyeon Seong Myeong
                                                     Name:   Myeong, Hyeon Seong
                                             Title:     President, CEO, Director
                                                         Date:     July 28, 2004

Exhibit 12.2.

Certifications

I, Sang Yeul Park, certify, that:

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


                                                      By:     /s/ Sang Yeul Park
                                                          Name:   Sang Yeul Park
                                                             Title:     Director
                                                         Date:     July 28, 2004

Exhibit 13.1.
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report, as amended, of Meridian Co., Ltd.
(the "Company") on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Hyeon Seong Myeong, President of the Company, certify, pursuant to 18 U.S.C. ? 1350, as adopted pursuant to ?906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
   (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
   (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By:     /s/Hyeon Seong Myeong                      Name:  Hyeon Seong Myeong
                                                  Title:  President,CEO,Director
                                                   Date:  July 28, 2004


Exhibit 13.2.
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report, as amended, of Meridian Co., Ltd. . (the "Company") on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Hyeon Seong Myeong, President of the Company, certify, pursuant to 18 U.S.C. ? 1350, as adopted pursuant to ?906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
              (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
              (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.
                                                      By:     /s/ Sang Yeul Park
                                                          Name:   Sang Yeul Park
                                                             Title:     Director
                                                         Date:     July 28, 2004