Form 20-F
period 2004-12-31
MERIDIAN CO LTD
filed 2005-07-18
CIK 1135174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(MARK ONE)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE
SECURITIES EXCHANGE ACT OF 1934
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ or __________

Commission file number: 0-32359

MERIDIAN CO., LTD.
(Exact name of registrant as specified in its charter)

The Republic of Korea
(Jurisdiction of incorporation or organization)

4F, Heungseong Bldg., 197-3, Jamsil-Dong, Songpa-Gu, Seoul, Korea
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NAME OF EACH EXCHANGE
TITLE OF EACH CLASS	ON WHICH REGISTERED
____________________________	____________________________
____________________________	____________________________

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

Common shares outstanding December 31, 2004: 29,993,894

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has selected to follow. Item 17 ☐ Item 18 ☒

References

All references to "Korea" herein are references to The Republic of Korea. All references to "Meridian," the "Company", "we," "us" or "our" herein are references to Meridian Co., Ltd. All references to the "Government" are references to the government of Korea. All references to the "shares" are references to the Company's issued common shares of par value Won 100 (US $0.10 at December 31, 2004 and US $0.10 at June 18, 2004).

Currency Translation

In this annual report, references to "Won" or "W" are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won, translated into U.S. dollars and presented in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2002, 2003 and 2004. Solely for the convenience of the reader and to improve clarity, certain Items in this annual report contain translations of certain Won amounts into Dollars at specified rates(see also note 2 “Translation of Foreign Currencies” to the Company's audited financial statements, included in Item 18, for the Company's accounting policies with regard to foreign exchange conversion). All translations from Won to Dollars were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2004, which was Won 1,035.10 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See also Item 3, Key Information, Exchange Rates Information, for information regarding the rates of exchange between the Won and the Dollar. On July 12, 2005 the noon buying rate was Won 1,035.00 to US$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT

See Item 4.C.

B. ADVISERS
Not Applicable

C. AUDITORS
Not Applicable

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected consolidated financial and other data set forth below should be read in conjunction with the audited consolidated financial statements of Meridian Co., Ltd. as of December 31, 2004 2003 and 2002 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000 are derived from the audited consolidated financial statements of Meridian, which have been audited by ShinHan Accounting Corporation, independent accountants (for the fiscal year ended December 31, 2004, 2003) and by SamDuk Accounting Corporation, independent accountants(fiscal years ended December 31, 2002, 2001 and 2000). The report of SamDuk Accounting Corporation covering the December 31, 2002 and 2001 financial statements contains an emphasis paragraph related to the adverse economic conditions in the Republic of Korea in recent years and in the Asia Pacific region in general. Especially, the auditors' report also describes the uncertainty about our ability to continue as a going concern, based on negative cash flows from operations, accumulated deficit and negative working capital. Our consolidated financial statements are compiled in Won, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

MERIDIAN CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (in U.S. dollars)
For the years ended December 31, 2004, 2003, 2002, 2001 and 2000

	2004	2003	2002	2001	2000
Sales	$2,129,489	$2,894,559	$3,521,657	$5,289,561	$5,304,040
Cost of sales	1,173,609	1,253,544	1,915,811	2,478,106	2,978,975
	-	-	-	-	-
Gross profit.	955,880	1,641,015	1,605,846	2,811,455	2,325,065

Operating expenses.	2,378,190	3,082,711	3,133,684	3,996,150	3,338,976

Operating loss	-1,422,311	-1,441,696	-1,527,838	-1,184,695	-1,013,911
Other income	673	11,886	699,711	188,925	400,473
Other expenses	-391,120	-813,694	-1,461,698	-929,442	-445,877
Minority interest in net loss of consolidated affiliates	-1,274	-	-	19,302	367,789
Income tax expense	-	-		-	-11,551
Extraordinary items.	-	-	-	-10,212	6,391
Other comprehensive gain (loss)	-	100,780	-161,224	-26,326	-158,508

Comprehensive loss	$(1,986,116)	$(2,142,724)	$(2,451,049)	$(1,959,374)	$(855,194)

Weighted average number of common shares	22,199,701	18,094,211	16,472,700	15,703,850	14,071,325

Basic and diluted loss per common share.	$(0.09)	$(0.12)	$(0.14)	$(0.12)	$(0.05)

CONSOLIDATED BALANCE SHEETS (in U.S. dollars)
As of December 31, 2005, 2003, 2002, 2001 and 2000

	2004	2003	2002	2001	2000
Cash and cash equivalents.	$40,703	$31,557	$128,674	$105,216	$398,625
Accounts receivable.- trade.	508,145	405,471	1,058,953	1,759,821	2,708,607
Inventories.	672,395	709,894	702,097	1,187,989	1,093,137
Other.	240,600	86,079	314,351	1,074,919	587,827

Total current assets	1,461,843	1,227,001	2,204,075	4,127,945	4,788,196
Investments and other assets	155,192	140,574	190,317	433,653	693,331
Property, plant and equipment - net.	1,441,085	1,200,467	1,444,278	1,455,295	1,528,395
Goodwill and other intangible assets - net	1,421	1,684	2,161	932	75,273

TOTAL ASSETS	$3,059,541	$2,569,726	$3,840,831	$6,017,825	$7,085,195

Trade accounts payable and current debt. .	$3,185,718	$3,583,856	$4,802,926	$3,653,326	$3,779,553
Long-term borrowings	4,435,491	3,150,845	1,395,089	2,568,413	1,486,641
- - - - -
Total liabilities.	$7,621,209	$6,734,701	6,198,015	6,221,739	5,266,194

Minority interest.	-	-	-	6,593	26,691
Shareholders' equity	-4,580,928	-4,164,975	-2,357,184	-210,507	1,792,310

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY.	$3,059,541	$2,569,726	3,840,831	$6,017,825	$7,085,195

Exchange rate information
The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of a U.S. dollar in Won. No representation is made that the Won or Dollar amounts referred to herein could have been or could be converted into Dollars or Won, as the case may be, at any particular rate, or at all.

YEAR	AT DECEMBER 31	ANNUAL AVERAGE RATE PER $1.00 US	ANNUAL HIGH	ANNUAL LOW
2000	1267	1140.0	1267	1105.5
2001	1314	1293.4	1369	1234.0
2002	1186	1242.1	1332	1160.6
2003	1192	1193.0	1262	1146.0
2004	1035.1	1139.3	1195.1	1035.1

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

The Company's additional funding requirements
The Company has limited financial resources. The Company will require additional cash to implement its business strategies, including cash for (i) payment of long-term and short-term borrowings (ii) payment of operating expenses, (iii) costs associated with bringing new products to market, (iv) continued research and development and (v) further implementation of those business strategies. The Company anticipates raising such additional capital through public or private financings, as well as through loans and other resources. There is no assurance that the necessary funds would be available to the Company on terms acceptable to it. Failure to obtain such additional funding could result in a delay or an indefinite postponement in providing some or all of the Company's products to the market place, or the ability to supply sufficient product to the market place on a continual and profitable basis. Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders. The Company does not have any contractual restrictions on the Company's ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations.

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

The Company also received funds of US$530,000.00 from investors through an equity financing whereby, on June 8, 2004, the Company issued 3,312,500 common shares of the Company to three investors at the price of US$0.16 per share. The shares issued are restricted from trading for one year. The Company intends to raise additional financing through the issuance of debt or equity instruments. However, if the Company's efforts are not successful, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company anticipates that losses may continue
For the year ended December 31, 2004 the Company had a net loss of $1,986,116 and an accumulated deficit of $11,333,786. The Company recognizes the possibility of incurring losses for the foreseeable future. The extent of future losses will depend, in part, on the amount of growth in revenues from the Company's products. The Company expects that operating costs will increase during the next several years, especially in the areas of sales and marketing, product development and general and administrative expenses as it pursues its business strategy. Thus, the Company will need to generate increased revenues faster than the rate of growth in costs to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by corresponding increases in revenues, or if it is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurance that the Company will sustain profitability or that its operating losses will not increase in the future.

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

Its officers, directors and entities affiliated with them control the Company
In the aggregate, ownership of the Company's shares by management and entities affiliated with the Company own collectively 33.13% of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

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

The Korean Consumer Price Index ("CPI") published by the central Bank of Korea (the Korean equivalents of the U.S. Federal Reserve Board) for the period between 1996 (base year) and 2004 is as follows:

Year	CPI	Annual increase (%)
1996 (Base)	86.4	-
1997	90.2	4.4
1998	97.0	7.5
1999	97.8	0.8
2000	100.0	2.3
2001	104.1	4.1
2002	106.9	2.7
2003	110.7	3.6
2004	114.7	3.6

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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY The Company was incorporated in Korea on April 19, 1994 for the purpose of developing and manufacturing medical devices, particularly to the integrative medical markets. In July 1998, the Company completed the acquisition of Hippo Medical Devices Co. Ltd. ("Hippo"), a Korean company that was engaged in selling medical equipment. The acquisition of Hippo by Meridian was a synergistic union whereby the sales and distribution offices of Hippo were consolidated with the research and manufacturing divisions of the Company.

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

B. Business Overview
Meridian is an established leader in the research, development, manufacturing, and marketing of integrative medical devices in the healthcare industry. Integrative medicine combines both Western and Eastern expertise in order to obtain the highest quality and standard. The Company has grown substantially and has established subsidiaries in China and Los Angeles and in 2004 signed an exclusive distribution agreement with a corporation in Vancouver, B.C., Canada. With over 25 million dollars in revenue to date, Meridian continues to expand and secure its position as a global leader of integrative medical devices.

With a dynamic research and development team, Meridian is at the forefront in the development of cutting edge medical technologies. The Company presently holds a total of 17 technology patents and has received 5 FDA approvals for their medical devices. In order to distribute worldwide, Meridian has also gained regulatory approval in Canada for the Meridian Portable, 4 CE approvals in Europe, 2 SDA approvals in China, and 4 FIP approvals in South America. Successfully marketed in Korea, USA, China and Europe, Meridian continues to provide its superior product line to a growing number of clients worldwide. Meridian has over 1500 clients, which include physicians, hospitals, healthcare professionals, medical device manufacturers, and health and fitness centers.

The Company currently sells four different products to healthcare practitioners throughout the domestic and overseas market. These include the DPA (Digital Pulse Analyzer), the Lapex-2000, the ABR-2000 and the Meridian II.
The Company believes that blending together a combination of intrinsic medical knowledge with superior software and technology it can create high quality physiological monitoring applications that capitalize on the growing wellness market.
Meridian’s strength lies in the unique knowledge base and skills of our team who possess medical backgrounds, software engineering skills, and a sincere passion for preventative medicine that can improve the quality of one’s life.
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

In 2004, Meridian Co. Ltd. entered into an exclusive distribution agreement with a corporation in Vancouver, BC, Canada, Meridian Medical Inc. Medical Inc. has been fully concentrating on the marketing and sales of the Digital Pulse Analyzer. Meridian Medical has secured valuable strategic relationships since its inception and is expected to continue its success in the market adding further value to Meridian Co. Ltd.

For the year ended December 31, 2004, the Company achieved more than $1.2 Million in sales to the U.S. market through its Los Angeles subsidiary and expects a further significant increase in sales to the United States in the next year.

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

Products of the Company

MERIDIAN LINE OF PRODUCTS

The Meridian line of products includes the Meridian-II, ABR 2000, Digital Pulse Analyzer, Lapex-2000 and the Venus 21C.

MERIDIAN-II

The Meridian-II is a computer assisted assessment and diagnostic device, which is based on the analysis technique, pioneered by Dr. Reinhold Voll, a German medical doctor. Termed Electro-Acupuncture according to Voll (E.A.V.), the assessment process incorporates elements of Western science and principles of traditional Chinese medicine. Practitioners use electrical, magnetic, sonic, acoustic, microwave and infrared devices to screen for or treat health conditions by detecting imbalances in the body's energy field and then correcting them. E.A.V. works by measuring the meridian lines on the hands and feet that correspond to the different organs in the body. The purpose of E.A.V. is to establish a functional testing of organs and tissues by measuring their respective acupuncture points. The conductance (capacity to let the stimulation current through) of an organ or a tissue is measured in order to discover any energetically unbalanced points. It is believed that the energetic equilibrium of a human is altered, among other things, by the negative ambiance influence exercised by some medications, stress, poisons, insecticides, viruses, bacteria, harmful electromagnetic fields and inflammations as well as certain ailments.

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
Non-invasive/Invasive venous blood, easy to operate, solid curative effect

DIGITAL PULSE ANALYZER
The DPA uses pulse waveform analysis to measure arterial compliance. The pulse wave is the arterial pressure change that originates from the heart and transmits through an artery. The pulse wave is changed by the systolic power of the heart, the vascular condition (the arterial elasticity, resistance, etc.), and the functional status of cardio-vascular circulation. DPA irradiates IR (infrared) through the finger-tip and obtains pulse wave information with the light absorbing characteristics of HbO2 of arterial blood. All measurements, calculations, analysis, and printouts can be performed automatically in less than a minute with a fully non-invasive method.

AUTOMATED DIGITAL PULSE WAVEFORM EXAM

-	Useful device in detecting early signs of cardiovascular dysfunction.
-	Loss of arterial compliance, can be detected in early stages.
-	Uses pulse wave analysis.
-	Completely non-invasive
-	Diagnosis can be done in a little as one minute.
-	Results are immediate and can be saved to a patient database

DPA
The DPA (Digital Arterial Pulsewave Analyzer) has the additional feature of measuring heart rate variability, which gives a good indication of the condition of the autonomic nervous system. The software has the capability to store all of the patient's data. The structure is configured with a DPA console, EKG electrodes, computer software with WINDOWS base, and cart.

VENUS 21C - COMPOSITION CORPULENCE CURER
Obesity Treatment Machine
This product's target market includes anti-aging and wellness clinics, fitness centers, health spas etc. This product obtained the manufacturing approval in Korea in February 2004.

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

Industry Trends
Preventative medicine is a growing trend in the medical industry, particularly in the 50+ market, where consumers are more as risk for developing chronic disease.

"Today's mature adults (boomers) control more than $7 trillion in wealth in the United States" (Harvard Business Review, March 2004), "or 70% of all U.S. wealth. In addition, they bring in $2 trillion in annual income, and account for 50% of all discretionary spending", notes Ken Dychtwald PhD (Associated Press, March 7, 2004).

In the US the 50+ age group numbers 74 million and growing - every eight seconds another person turns 50. This makes mature consumers the fastest growing segment of the population. By 2010 the 50+ segment in the US will grow by 21 million while the 18-34 age segment will grow by just five million. The mature market is sophisticated and has unprecedented buying power. The number of baby boomers and seniors on the Internet grew by 18.4 % in 2001, making them the fastest growing Internet population. The spending habits of older Americans make them one of the most desired markets on the Internet today. (marketresearch.com)

The baby boomers demand for healthcare products and services is expected to continue for the next 20-30 years as the boomers get older and life expectancies increase.

The World Health Organization (WHO) Strategy for Traditional Medicine (alternative/complimentary) for 2002-2005 has published some very supportive statistics.

  The global market for traditional therapies stands at US$ 60 billion a year and is steadily growing.
  In the USA, expenditure on complementary or alternative medicine stands at US$ 2.7 billion per year.

Size of Industry

United States Market
The demand for medical devices is influenced by an increasing patient population and the focus on health care cost containment and preventative therapies. Medical devices include a broad range of surgical devices and equipment used in cardiovascular, orthopedics, respiratory, ophthalmic, neurology, urinary, disposable, infection and more. The global medical device market was valued at over $100 billion, of which $43 billion was generated from the U.S. market.

The U.S. is still the largest medical device market and leads the world in advanced medical technologies. The U.S. medical device industry is expected to grow at a compound annual growth rate of 9 percent between 1999 and 2004. It will continue to develop new innovative devices in minimal invasive surgery, cardiovascular, and orthopedic implants. However, cost containment constraints in the healthcare system have contributed to hospital cutbacks in medical device purchases.

The medical device industry outside of the U.S. has grown significantly in recent decades. During the 1980s, foreign markets accounted for less than 25 percent of the global medical device industry. Today, it represents about 60 percent. Latin America and Asia (excluding Japan) are the fastest growing regions in medical devices. (Frost & Sullivan)

Korean Market
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

IN BEOM PARK, Director. (appointed as a director on March, 2005)
Mr. Park graduated from the Seoul University in South Korea with a degree in Sociology. From 1991 to 1998 he was the head of the Development & Planning Department of Kia Techono Co., Ltd. He was the Founder of Eduevision Korea Co., Ltd. In 1999, Mr. Park joined Meridian in 2002 as the head of the Development & Planning Department.

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

A. Operating Results

Year comparisons between 2004, 2003, and 2002 For the year ended December 31, 2004, the Company achieved sales revenues of $2,129,489 resulting in a gross margin of $ 955,880 compared with sales revenues of $2,894,559 that resulted in a gross margin of $1,641,015 for the year ended December 31, 2003 and sales revenues of $3,521,657 that resulted in a gross margin of $1,605,846 for the year ended December 31, 2002. The Company's operating loss decreased to $1,422,311 in 2004 from a loss of $1,441,696 in 2003 and from a loss of $1,527,838 in 2002. The decrease in the operating loss in 2004 from 2003 and 2002, in spite of the decreased sales revenue, was due primarily to a reduction in cost of sales and operating expenses. The increase in commissions is a reflection of the Company's increased selling and marketing efforts. Total selling, general and administrative expenses decreased to $2,378,190 for the year ended December 31, 2004 from $3,082,711 for the year ended December 31, 2003 and from $3,133,684 for the year ended December 31, 2002. The Company spent $177,342 on research and development for the year ended December 31, 2004 as compared to $227,078 in 2003 and $379,059 in the year 2002. For the year ended December 31, 2004 the Company recorded an inventory write-down due to a decline in market value amounting to $95,151 as compared to $4,188 for 2002 and $0 for 2002. In the same period, working capital increased to $1,723,875 in deficit in 2004 from working capital of $2,356,855 in deficit in 2003 and $2,598,851 in deficit in 2002. The increase in working capital was due primarily to US$530,000.00 financing on June 8, 2004 and a debt rescheduling plan that included part of short-term borrowings. As of the year ended December 31, 2004, the Company had an accumulated deficit of $11,333,786.

B. Liquidity and capital resources

The Company's sources of liquidity have historically been cash from operations, capital working lines of credit, debt and equity financing. The Company has generated revenues since 1998 but expanding the operations of the Company has required significant amounts of cash in excess of cash generated from operations. Therefore, the Company has continued to seek additional debt and equity financing opportunities. The Company's land and buildings were pledged as collateral for the Company's short-term and long-term borrowings. At December 31, 2004, the Company has a working capital deficiency of $1,723,875 (December 31, 2003 working capital deficit of $2,356,855).

C. Research and development, patents and licenses, etc.

Research and Development
It is the goal of the Company to continually make enhancements and improvements to its products. Costs incurred to make routine enhancements or improvements, design changes to existing products and trouble shooting in production are excluded from research and development expenses.

Proprietary Technology and Other Intellectual Properties
The Company has 10 registered and pending patents, 2 utility model rights, 6 design rights and 10 trademarks at the Korea Industrial Property Office. The Company believes that Korean intellectual property laws and regulations afford owners of intellectual property protections similar to those enjoyed by owners of intellectual property in the United States. Korean intellectual property laws were amended at the end of 1995 to harmonize them with the Trade-Related Aspects of Intellectual Property Rights Agreement.

The Company's registered patents are summarized in the following table:

TECHNOLOGY DESCRIPTION	REGISTRATION NUMBER	DATE OF REGISTRATION

(PATENTS)
Diagnostic device using the electric
features of the human body	130791	November - 97
Insulation device of meridian
remedial apparatus	144993	April - 98
Medicament energy information
Transferring system	171667	October - 98
Automatic detection of
meridians by probe device	210233	April - 99
Electrode clamp device for
home 99 treatment	236276	September - 99
Electrode ring device for home
99 treatment	236277	September - 99
Pulse formation analysis device	0368021	December - 02

Laser beam irradiation device	0457964	January - 03
Lipolytic low laser device (pending)	2005-17330	March – 05
Remote Bio-monitoring system (pending) 2005-45139		May - 05

(UTILITY MODEL)
Acupoint measuring device with
pressure control	144725	February - 99
Acupoint measuring device with
Pressure display	169502	November - 99

(DESIGN)
Diagnostic probe	165377	June - 95
Medical measuring electrode	215383	February - 98
Electrode for self-treatment	228575	September – 98
Electrode for self-treatment	228576	September - 98
Electrode holder for
laser treatment	0302314	June - 02
Electrode for laser treatment	0302315	June - 02

(TRADEMARK)
BRIEF	345494	August - 96
BRD	409677	July - 98
Lapex	500915	September - 01
Biomeridian	0522196	June - 02
Pulsecare	0538120	December - 02
Mcview	0531965	October - 02
McPulse (pending)	2002-29908	June - 02
Hemoscope (pending)	2001-38478	August - 01
Pulseview (pending)	2001-21430	May - 01
Pulsetron (pending)	2001-21431	May - 01

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

Regulatory Restrictions
Use of the Company's products internationally is subject to various government regulatory requirements on a country-by-country basis. Europe,

the U.S., Canada, Australia, Japan and China each have their own product certification systems. As a result, this has slowed the process for the Company to expand in the world market. Even if there are no technical difficulties, its products are directly involved with human life, and require that the Company obtain government approval of clinical safety for the products through various analysis and testing procedures. As noted above, the Meridian-II received FDA approval to be sold as Class 2 products in the U.S. The table below includes all the regions in the world where Meridian's products have been approved for sale.

REGION	REGULATION	PRODUCTS APPROVED

Korea	KFDA	Meridian-II, ABR-2000, Lapex–2000, Digital Pulse Analyzer, Venus 21C
China	SDA	Meridian-II, ABR - 2000
U.S.A	FDA	Meridian-II, Lapex-2000, ABR-2000, Digital Pulse Analyzer
Canada.	CSA	Applications for approval began in 2005.
South America	FIP	Meridian-II, ABR - 2000, Lapex-2000
EU.	IEC(CE)	MERIDIAN-II, ABR-2000, LAPEX - 2000

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

E. Off-balance sheet arrangements Not applicable

F. Tabular disclosure of contractual obligations

Payments due (by period)
		Less than			more than
Contractual Obligations	Total	one year	1-3 years	3-5 years	5 years
Long-term debt obligations	$2,107,855	$96,741	$510,387	$1,007,086	$493,641
Debentures	$1,500,000	-	-	-	$1,500,000
Long-term accounts payable	$903,572	-	$903,572	-	-
Retirement and severance indemnities.	$139,865	unknown*	unknown*	unknown*	unknown*

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

See Item 4.C.

B. Compensation

Name & Principal	Year	Salary ($)	Bonus ($)	Other Annual	All Other
Position				Compensation ($)	Compensation

Myeong, Hyeon-Seong
(Director,
President, CEO)	2001	45,500	Nil	Nil	Stock Option
	2002	47,541	Nil	Nil	Nil
	2003	49,329	Nil	Nil	Nil
	2004	51,342	Nil	NIl	Nil

Park, Sang - Yeul
(Director of Manufacturing Affairs,
resigned on March,05)
	2001	39,000	Nil	Nil	Stock option
	2002	37,357	Nil	Nil	Nil
	2003	42,282	Nil	Nil	Nil
	2004	44,008	Nil	Nil	Nil

Hong, Sung Phil
(Director and Secretary)
	2003	39,262	Nil	Nil	Nil
	2004	40,865	Nil	Nil	Nil

Min, Jae -Ki
(Statutory Auditor)	2001	Nil	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil
	2003	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil

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

C. Board practices

Not applicable

D. Employees

The Company has 19 employees in the following areas:

Area	Department	Team Name	Number of Staff
Seoul, Korea	Administration department	The ministry of Finance and Economy	3
	Business Headquarters	sales Department	2
		Customer Support Team	2
		Marketing Team	1
		Clinical Team	1
		Business administration team	1
	Research Institute		2
Hong Chun, Korea	Production Department	Manufacturing Technical Team	5
		Purchasing Team	1
		Quality Guarantee Team	1
Total			19
The president excepted in employee's number, and head count is 20 with Hyeon-Seong Myeong

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

Share ownership
The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2004, after taking into effect the Acquisition and the Stock Split of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Name and address of beneficial owner	Amount Stock	Percentage of	Percentage of
and position with the company	Beneficially Owned	Class as of Dec.31,2004	Class as of June 30, 2005

Myeong, Hyeong-seong.	971,500 common shares	3.24%	3.09%
(President, CEO and Director)
#997-4 Daechi-dong
Gangnam-gu, Seoul, Korea

Hong, Sung Phil.	80,450 common shares	0.27%	0.26%
(Director and Secretary)
4274 Kum Kwang-dong, Jungwon-gu
SungNam city, KyungKi-do, Korea

Park, Sang-yeul	87,500 common shares	0.29%	0.28%
(Director resigned on March, 2004)
687-6 Sangoan-ri, Hongchun-eup,
Hongchun- kun, Kangwon-do, Korea

In Beom Park	Nil	Nil	Nil
(Director)
#603 605, JungSan town, Ilsan-dong,
Ilsan-gu, Goyang-city, KyungKi-do, Korea

Min, Jae-ki	Nil	Nil	Nil
(Statutory Auditor)
#997-4 Daechi-dong
Gangnam-gu Seoul, Korea

All officers and Directors as a Group	1,139,450	3.80%	3.63%

On May 2, 2005, the board of directors of the Company authorized the return to treasury of 1,000,000 common shares issued to Edward Fitzpatrick.

On , June 20, 2005, the Company issued 2,400,000 common shares in exchange for consulting services. The total number of issued and outstanding shares is 31,393,984.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2004 and June 30, 2005), by each person known to us to own beneficially more than five percent (5%) of our shares.

Name and address	Amount Stock	Percentage of Class	Percentage of Class	Number of
	Beneficially Owned	of Dec.31, 2004	of June 30,2005	Stock Option Held

Terasource Funds
including:
Terasource Kosdaq Venture Investment
(2,066,700 common shares);.	5,470,600 common shares	18.24%	17.43%	Nil
Terasource Venture Investment Capital
(403,900 common shares);
Terasource Venture Capital Fund 2
(1,070,270 common shares);
Terasource Venture Capital Fund 3
(1,551,350 common shares);
Terasource Venture Capital Fund 4
(378,380 common shares)
8FR Dongshin Bldg. 141-30
Samseong-dong, Kangnam-gu Seoul, Korea

The Hong Group of Companies
including:
Serome Investment Co. Ltd. (1,085,675shares),
151-7 Samseong-Dong ;	3,325,900 common shares	11.09%	10.59%	Nil
Kangnam-Gu Seoul Korea
Mok-Won Assets Management Co. Ltd
(1,375,000 shares),2004 Ho, Anam tower 702-10
Yuksam-dong Kangnam-ku, Seoul, Korea;
Bio & Medical Research Co. Ltd. (524,425 shares),
702-10 Yuksam-dong, Kangnam-ku, Seoul, Korea;
Ki-tae Hong (127,800 shares) and Hye-sook Lee
(213,000 shares)151-7 Samseong-Dong, Kangnam-Gu,
Seoul, Korea

Hsiu Chen Cheng.	1,450,000 common shares	4.83%	5.89%	Nil
12F, No. 388 Chun Shan E. Rd.,	(1,850,000 common shares
Taipei, Taiwan	as of June 30, 2005)

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

B. Significant Changes
At an extraordinary general meeting of shareholders of the Company, on April 27, 2004, it was approved that the par value of the common stock of the Company be reduced from 200 Korean Won per share (equivalent to US$0.17 per share) to 100 Korean Won per share (equivalent to US$0.10 per share). The new par value was registered with the Korean registrar of companies on June 1, 2004 and will be effective as of July 1, 2004.
The Company received funds of US$530,000.00 from investors through an equity financing whereby, on June 8, 2004 the Company issued 3,312,500 shares of common stock ($ 0.16 per share). Share issue costs of $ 26,500 were paid in connection with the financing. The stock issued is restricted from trading for one year.

Item 9. The Offer and Listing
Not Applicable

Item 10. Additional Information

A. Share Capital
The Company had 567,853 shares of common stock issued and outstanding prior to the Acquisition of By George, and 635,995 shares issued and outstanding following the Acquisition. Effective February 15, 2001 the Company forward split all of its outstanding common shares on the basis of 10 new shares of common stock of the Company for each issued share of common stock of the Company resulting in a total of 6,359,950 shares of common stock par value 500 Won per share in the capital stock of the Company being issued and outstanding (the "First Stock Split"). Effective March 19, 2001 the Company forward split all of its outstanding common shares on the basis of 5 new shares of common stock of the Company for every 2 issued shares of common stock of the Company resulting in a total of 15,899,875 shares of common stock par value 200 Won per share in the capital stock of the Company being issued and outstanding (the "Second Stock Split") (the First Stock Split and the Second Stock Split collectively referred to as the "Stock Split"). Effective July 1, 2004, the Company reduced the par value of the common stock of the Company from (won) 200 per share to (won) 100 per share. As a result, the Company’s capital stock was changed from (won) 3,830,297 thousand to (won) 1,915,148 thousand.

B. Memorandum and Articles of Association General
The Company is authorized to issue 50,000,000 shares of common stock, each share of common stock having equal rights and preferences, including voting privileges. The Company is not authorized to issue shares of preferred stock. As of December 31, 2004 there were 29,993,984 shares of the Company's stock issued and outstanding, and as of June 30, 2005, there are 31,393,984 shares of the Company's stock issued and outstanding. The shares of common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefore; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of the Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

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

Taxation of Dividends
For the purposes of Korean taxation of distributions of profits either in cash or shares made on the Company's shares, a non-resident holder will be treated as the owner of the Company's shares. Dividends paid (whether in cash or in shares) to a non-resident holder are generally subject to withholding tax at a rate of 27.5% or such lower rate as is applicable under a treaty between Korean and such non-resident holder's country of tax residence. Such tax is required to be deducted from such dividends and only the net amount is paid to the non-resident holder of the Company's shares. Under the U.S. - Korea Tax Treaty, the maximum rate of withholding on dividends paid to United States residents eligible for treaty benefits and beneficial owners of such dividend generally is 15% (10% if the recipient of the dividends is a U.S. corporation and owned at least 10% of the outstanding shares of voting stock of the relevant Korean company during any part of its taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year {if any} and certain other conditions are satisfied) which does not include withholding of local tax. In addition, a local surtax will be included in the withholding, therefore the maximum rate of withholding is generally 16.5% . The aforementioned maximum rate on withholding of dividends does not apply if the United States resident has a permanent establishment in Korea and the shares to which the dividends are paid are connected with such permanent establishment.
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

I. SUBSIDIARY INFORMATION
See Item 18. Notes to Financial Statements

I. SUBSIDIARY INFORMATION See Item 18. Notes to Financial Statements

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Disclosure
Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in market rates of interest and foreign exchange. The Company's primary market risk exposures are fluctuations in exchange rates, interest rates and equity prices. The Company is exposed to foreign exchange risk related to export sales denominated in foreign currency. All of the Company's export sales are denominated in U.S. Dollars, regardless of the currencies of the countries/regions in which the purchasers are located. For the year ended December 31, 2004, the Company had an aggregate $601,650 export sales, accounting for 28.2% of the Company's total revenues. The Company has no other significant foreign currency denominated revenue. As a result, changes in the foreign exchange rate between the Won and the Dollar may significantly affect the Company due to the effect of such changes on the amount of payment, denominated in Won, the Company receives from foreign purchasers on the export sales. As of December 31, 2004, all of the Company's liabilities are denominated in Won. Therefore, if the Won depreciates against the Dollar by 10% and all other variables are held constant from their levels for the year ended December 31, 2004, the Company estimates that the payment receivable from its overseas customers will decrease by approximately $60,165 in 2005. The Company is exposed to interest rate risk due to significant amounts of short-term and long-term debt. Upward fluctuations in interest rates increase the cost of additional debt. However, as of December 31, 2004, the Company had no floating rate borrowings. Currently the Company does not use any derivatives or other financial instruments to mitigate these risks discussed above.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
The Company is not currently in default, arrears or delinquent with respect to any of its debt obligations or other responsibilities. The details of the debt restructuring of the Company, which is disclosed in Item 8. and Note 1 to the consolidated financial statements in this report, were reported in the form 6-K filed on March 28, 2004.

ITEM 14. MATERIAL MODIFICATIONS TOTHE RIGHTS OFSECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable

ITEM 15. Controls and Procedures
Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the principal executive officers and directors of the Company have concluded that the disclosure controls and procedures of the Company as defined in 240.13a -15(c) and 240.15d -15(c) of the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.
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

(f)Percentage of work performed by persons other than the principal accountant's full-time, permanent employees: 0%

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not Applicable

Part III

ITEM 17.
Not Applicable

ITEM 18. FINANCIAL STATEMENTS

Meridian Co., Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2004, 2003 and 2002

Table of Contents

Independent Auditors' Report

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to consolidated Financial Statements

MERIDIAN CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2004, 2003 and 2002

with

INDEPENDENT AUDITORS' REPORT

Shinhan Accounting Corporation

AUDITORS' REPORT TO THE DIRECTORS OF:
MERIDIAN Co., Ltd.

We have audited the accompanying consolidated balance sheets of Meridian Co., Ltd. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying financial statements for the year ended December 31, 2002 was audited by other auditor whose report dated May 14, 2003, expressed an unqualified opinion thereon, including an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Meridian Co., Ltd. and its subsidiary at December 31, 2004 and 2003, and the consolidated results of their operations, the changes in shareholder’s equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

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

The Company has observed SEC regulations and U.S generally accepted accounting principles in the process of issuance of shares. However, as discussed in Note 15 to the consolidated financial statements, accounting principles generally accepted in Korea vary in this respect from U.S. generally accepted accounting principles. 12,485,159 common shares (capital stock amount (won) 1,248,515 thousand) issued through S-8 registrations, for acquisition of By George Holdings Corp. and debt-for-equity swap on October 21, 2004. have not been yet included in the Korean Commercial Registration Office due to the different requirements of the share issuance between the US and Korean Commercial Laws.

Certified Public Accountant
Republic of Korea
May 13, 2005, except for Note 25, as to which the date is June 20, 2005

Il-Heung bldg. Suite #8
126-1 ChungMu-Ro 4Ka, Chung-Ku
Seoul, Korea

Meridian Co., Ltd.
Consolidated balance sheets
As of December 31, 2003 and 2004
(in Korean Won)

			(Note 3)
A S S E T S	2003	2004	2004 (in USD)

Current assets :
Cash and cash equivalents	37,292,198	42,131,238	$40,703
Trade accounts and notes receivable - less allowance for doubtful accounts	484,798,681	525,980,674	508,145
of won 1,803,178,811 in 2003 and won 476,269,309(USD 460,119) in 2004
Short-term loans receivable, net	62,795,868	55,661,875	53,774
Other accounts receivable, net	891,320	4,768,645	4,607
Inventories	838,660,330	695,996,105	672,395
Other current assets	38,011,479	188,614,870	182,219

Total current assets	1,462,449,876	1,513,153,407	1,461,843

Investments and other assets
Investment securities	22,634,827	13,400,744	12,946
Long-tem and restricted bank deposits	40,064,819	41,084,873	39,692
Guaranty deposits	105,681,580	106,153,940	102,554

Total investmets and other assets	168,381,226	160,639,557	155,192

Property, plant and equipment
Land	928,107,490	928,107,490	896,636
Buildings	688,533,484	688,533,484	665,185
Furniture and fixture	779,256,776	793,821,678	766,903
Others	161,031,345	157,588,521	152,245
	2,556,929,095	2,568,051,173	2,480,969
Less accumulated depreciation	(1,014,593,512)	(1,076,383,667)	(1,039,884)

Property, plant and equipment, net	1,542,335,583	1,491,667,506	1,441,085

Intangible assets
Patents and trademarks	2,017,238	1,470,612	1,421

TOTAL ASSETS	3,175,183,923	3,166,931,082	3,059,541

(Continued)

Meridian Co., Ltd.
Consolidated balance sheets
As of December 31, 2003 and 2004
(in Korean Won)

			(Note 3)
LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2004	2004 (in USD)

Current liabilities
Accounts payable - trade	779,043,995	207,983,876	200,931
Short-term borrowings	1,474,455,978	1,092,929,813	1,055,869
Accounts payable - other	1,497,858,677	1,091,521,244	1,054,508
Current portion of long-term debt	96,740,790	557,282,037	538,385
Others	152,739,951	347,819,964	336,025

Total current liabilities	4,000,839,391	3,297,536,934	3,185,718

Long-term accounts payable	126,336,978	935,287,781	903,572
Long-term borrowings	3,480,040,213	3,511,114,657	3,392,054
Accured severence benefits, net	168,527,418	144,773,769	139,865

Total liabilities	7,775,744,000	7,888,713,141	7,621,209

Commitments and contingencies	-	-	-

Minority interest	-	19,936,965	19,261

Shareholders' equity
Common stock - par value 100 (won) per share; authorized 50,000 thousand share	3,830,296,800	2,999,398,400	2,897,689
issued and outstanding 19,151 thousand shares and 29,994 thousand shares at December 31, 2003 and December 31,2004, respectively
Capital Surplus	982,908,797	3,724,910,262	3,598,599
Appropriation for business rationalization	267,608,937	267,608,937	258,534
Accumulated deficit	(9,675,773,315)	(11,731,601,637)	(11,333,785)
Accumulated other comprehensive income (loss)	(5,601,296)	(2,034,986)	(1,966)

Total shareholders' equity	(4,600,560,077)	(4,741,719,024)	(4,580,929)

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	3,175,183,923	3,166,931,082	3,059,541

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd.
Consolidated statements of income
For the years ended December 31, 2002, 2003 and 2004
(in Korean Won)

				(Note 3)
	2002	2003	2004	2004 (in USD)

Sales	4,373,897,866	3,441,119,294	2,204,234,179	$2,129,489

Cost of sales	2,379,436,814	1,490,837,684	1,214,803,149	1,173,609

Gross profit	1,994,461,052	1,950,281,610	989,431,030	955,880

Selling, general and administrative expenses	3,892,035,837	3,460,603,690	2,461,664,811	2,378,190

Operating Income (loss)	(1,897,574,785)	(1,510,322,080)	(1,472,233,781)	(1,422,311)

Other income(expense)
Interest income	33,870,851	2,455,770	563,502	544
Interest expense	(488,277,745)	(181,974,055)	(404,848,608)	(391,120)
Foreign exchange gain, net	(7,060,198)	(690,769)	133,300	129
Other, net	(1,249,115,693)	(461,140,940)	(180,761,770)	(174,632)

Total other income(expense)	(1,710,582,785)	(641,349,994)	(584,913,576)	(565,079)

Minority interest in net loss of consolidated affiliates	-	-	(1,319,035)	(1,274)

Income (loss) before income taxes	(3,608,157,570)	(2,151,672,074)	(2,055,828,322)	(1,986,116)

Income taxes	-	-	-	-

Net Income (loss)	(3,608,157,570)	(2,151,672,074)	(2,055,828,322)	(1,986,116)

Net loss per common share
- Basic	(219)	(119)	(93)	(0.089)

- Diluted	(219)	(119)	(93)	(0.089)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd.
Consolidated statement
of changes in shareholder's equity
For the years ended December 31, 2002, 2003 and 2004
(in Korean Won)

					Accumulated
	Common Stock Issued		Additional		Other
			Paid-in	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income (Loss)	Total

Balance at December 31, 2001	15,899,875	3,179,975,000	886,083,841	(3,648,334,734)	-	417,724,107
Issuance of common shares	1,282,708	256,541,600	91,638,400			348,180,000
Net Income (loss)				(3,608,157,570)		(3,608,157,570)
Other comprehensive income (loss):					(31,974,847)	(31,974,847)
Foreign currency translation gain (loss)						-
Others			5,186,556			5,186,556

Balance at December 31, 2002	17,182,583	3,436,516,600	982,908,797	(7,256,492,304)	(31,974,847)	(2,869,041,754)
Issuance of common shares	1,968,901	393,780,200				393,780,200
Net Income (loss)				(2,151,672,074)		(2,151,672,074)
Other comprehensive income (loss):					26,373,551
Foreign currency translation gain (loss)						-

Balance at December 31, 2003	19,151,484	3,830,296,800	982,908,797	(9,408,164,378)	(5,601,296)	(4,600,560,077)
Reduction of capital stock		(1,915,148,400)	1,915,148,400			-
Issuance of common shares	10,842,500	1,084,250,000	826,853,065
Net Income (loss)				(2,055,828,322)		(2,055,828,322)
Other comprehensive income (loss):
Foreign currency translation gain (loss)					3,566,310	3,566,310

Balance at December 31, 2004	29,993,984	2,999,398,400	3,724,910,262	(11,463,992,700)	(2,034,986)	(4,741,719,024)

(Note 3) (in U.S. Dollar)
Balance at December 31, 2003	19,151,484	$3,700,412	$949,578	($9,089,135)	($5,411)	($4,444,556)
Reduction of capital stock		(1,850,206)	1,850,206			-
Issuance of common shares	10,842,500	1,047,483	798,815			1,846,298
Net Income (loss)				(1,986,116)		(1,986,116)
Other comprehensive income (loss):
Foreign currency translation gain (loss)					3,445	3,445

Balance at December 31, 2004	29,993,984	2,897,689	3,598,599	(11,075,251)	(1,966)	(4,580,929)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd.
Consolidated statements of cash flows
For the years ended December 31, 2002, 2003 and 2004
(in Korean Won)

				(Note 3)
	2002	2003	2004	2004 (in USD)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	(3,608,157,570)	(2,151,672,074)	(2,055,828,322)	($1,986,116)
Add (deduct) items not using (providing) cash
Depreciation	156,129,739	153,923,984	61,790,155	59,695
Provision for severance benefits	111,670,769	75,101,496	51,222,136	49,485
Provision for doubtful accounts	1,870,482,079	1,464,577,793	(16,629,671)	(16,066)
Inventory write-down due to decline in market value	-	4,992,000	98,491,235	95,151
Amortization of intangible assets	-	546,626	546,626	528
Valuation loss using equity method	21,642,309	25,910,007	2,002,543	1,935
Other	348,180,000	-	51,011,409	49,282
Changes in operating assets and liabilities, and other
Decrease (increase) in accounts receivable - trade	421,880,269	(301,663,358)	(41,181,993)	(39,786)
Decrease (increase) in accounts receivable - other	(66,152,505)	(1,362,740)	(7,443,975)	(7,192)
Decrease (increase) in inventory	379,860,453	(10,754,100)	44,172,990	42,675
Decrease (increase) in other current assets	66,699,457	10,636,649	(150,603,391)	(145,496)
Increase (decrease) in accounts payable - trade	(452,603,345)	36,902,587	93,059,052	89,903
Increase (decrease) in accounts payable - other	441,109,491	282,868,152	199,035,446	192,286
Increase (decrease) in other current liabilities	(1,150,140)	(166,687,764)	158,039,246	152,680
Retirement and severance payment	(236,345,021)	(73,901,562)	(38,261,718)	(36,964)
Other	57,881,066	96,376,231	11,124,550	10,747
Sub-total	3,119,284,621	1,597,466,001	516,374,640	498,864

	(488,872,949)	(554,206,073)	(1,539,453,682)	(1,487,251)

CASH FLOWS FROM INVESTING ACTIVITIES :
Decrease in short-term financial instruments	879,795,257	222,500,000	-	-
Decrease in short-term loans	-	23,500,000	28,783,968	27,808
Decrease in long-term financial instruments	92,500,000	-	-	-
Proceedd from sales of investment securities		2,612,000		-
Proceeds from sales of property, plant and equipment	29,086,964	28,171,609	3,442,824	3,326
Increase in short-term loans	(210,526,062)	(384,608,871)	(1,453,654)	(1,404)
Acquisition of property, plant and equipment	(58,923,271)	(11,084,762)	(14,564,902)	(14,071)
Cash held by former subsidiaries		6,461,718
Changes in investments and other assets, and other	(80,753,240)	26,295,681	(1,492,414)	(1,442)

	651,179,648	(86,152,625)	14,715,822	14,217

CASH FLOWS FROM FINANCING ACTIVITIES :
Proceeds from issuance of common stocks	-	393,780,200	1,170,968,800	1,131,262
Proceeds from issuance of short-term borrowings	197,105,010	1,414,254,438	756,898,530	731,232
Repayment of short-term borrowings	-	(849,898,501)	(398,290,430)	(384,784)
Repayment of current portion of long-term debt	(328,595,000)	(142,068,662)	-	-
Repayment of long-term borrowings	-	(291,062,577)	-	-

	(131,489,990)	525,004,898	1,529,576,900	1,477,709

NET INCREASE (DECREASE) IN CASH	30,816,709	(115,353,800)	4,839,040	4,675

CASH AT BEGINNING OF THE PERIOD	121,829,289	152,645,998	37,292,198	36,028

CASH AT END OF THE PERIOD	152,645,998	37,292,198	42,131,238	40,703

The accompanying notes are an integral part of these Consolidated Financial Statements.

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

For the fiscal year ended December 31, 2004, the Company incurred a net loss of (won) 2,055,828 thousand ((won) 2,151,672 thousand for 2003 and (won) 3,608,158 thousand for 2002) and net negative cash flow from operating activities of (won) 1,539,454 thousand ((won) 554,206 thousand for 2003 and (won) 488,873 thousand for 2002). On August 4, 2003, the Company's banking privileges were suspended on its accounts of credit/bill by the KFTC (Korea Financial Telecommunications & Clearings Institute), which was established as a non-profit organization to build up and operate the Financial Information Network Systems (FINS) by integrating the Korea Clearing & Credit Reporting Center in charge of check clearing systems and the Korea Bank Giro Center in charge of bank giro systems.

Subsequently on February 27, 2004, the Company received approval for a debt rescheduling plan for a total of (won) 4,697,927 thousand from the Chooncheon District Court, Korea, whereby a group of creditors of the Company and a representative of the Company agreed to reschedule the payments on (won) 4,697,927 thousand of the Company's debt which constitute approximately 68% of the total outstanding accounts payable and borrowings of the Company. An application for the rescheduling plan was subsequently filed with Chooncheon District Court and approved by the court on the same day. The group of creditors who have agreed to the debt rescheduling includes the following (in thousand of Korean won).

Creditor	Amount of debt rescheduled
Woori Bank	391,787
SMI II UABS Specialty Co., Ltd	1,000,000
Rainbow Specialty Securitization Co., Ltd	500,000
Korea Technology Credit Guarantee Fund	1,151,884
Small Business Corporation	300,000
Korea Foreign Exchange Bank	125,831
Shinhan Bank	41,612
Other	1,186,813

Total	4,697,927

Of the (won) 4,697,927 thousand, (won) 34,200 thousand is secured debt to a financial institution and will now be repaid over 7 years from 2007 to 2013; the Company will be exempt from paying interest already accrued, and future interest will accrue at 3.5% interest per annum. Of the (won) 4,697,927 thousand, (won) 813,933 thousand due to financial institutions is unsecured and will be repaid over 5 years from 2006 to 2010. The Company will be exempted from paying interest already accrued, and the future interest will accrue at the rate of 5% per annum. Accounts payable due to parties other than financial institutions will be repaid over 3 years from January 2005 to December 2007 and will be exempt from paying any interest.

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

The Company believes that future shares issuance, launch of new merchandise and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2. Summary of Significant Accounting Policies

The parent company and its subsidiary in Korea maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Korea. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America.

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of Consolidation

The consolidated financial statements include the accounts of the parent company and its subsidiaries. All significant inter-company transactions and accounts have been eliminated. Investments in affiliated companies in which Meridian exercises significant influence, but which it does not control, are stated at cost plus equity in undistributed earnings. Consolidated net income includes Meridian’s equity in current earnings of such companies, after elimination of unrealized inter-company profits.

Changes of Consolidated Subsidiary

The consolidated financial statements include the accounts of the Company and its subsidiaries. The following table reflects the Company's ownership percentages and acquisition dates of its consolidated subsidiaries as at December 31, 2002, 2003 and 2004:

		Acquisition	Percentage ownership
Subsidiary	Primary Business	Date	2002	2003	2004
Meridian America	wholesaler, retailer of	March 4, 2002	100%	100%	95.06%
Medicals, Inc.	medical equipment
Pusan Meridian Inc	”	March 3, 2000	54.5%	-	-

Translation of Foreign Currencies

The Company maintains its books of accounts in Korean Won. Transactions involving foreign currencies are recorded in the accounts at the exchange rate prevailing at the time the transactions are made. Assets and liabilities denominated in foreign currencies are translated into Korean Won at exchange rates in effect at year-end. The resulting foreign currency exchange gains/losses are credited/charged to current operations.

The exchange rates we used in this report were announced by The Korea Financial Telecommunications & Clearings Institute as basic rates.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. The most significant estimates and assumptions relate to the allowance for doubtful accounts, inventory write-down due to decline in market value and deferred tax valuation allowance. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

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

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including time deposits and short-term bonds which are readily convertible into known amounts of cash and have an original maturity of three months or less.

Financial Instruments

Long-term financial instruments are time deposit handled by financial institutions, which are restricted for withdrawals. The time deposit as of December 31, 2003 and 2004 is (won) 40,064 and (won) 40,454 thousand, respectively. In addition, the company has special deposit for the security of its checking account.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. The cost of inventories is determined on the specific identification method for materials in transit and on the average cost method for all other inventories.

Investments in Affiliates

Investments in affiliated companies owned 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

Under the equity method of accounting, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill.

Losses that reduce the investment below zero are applied against any long-term interests that, in substance, form part of the investor’s net investment in the affiliate; for example, preference shares and long-term receivables and loans.

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

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

Depreciation is computed by the declining-balance method (buildings, structures: straight-line method) using rates based on useful lives of the respective assets as follows:

Useful lives (years)
Buildings	40
Structures	20
Machinery and equipment	8
Tools	4
Furniture and fixtures	4
Vehicles	4

The Company reviews for the impairment of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Intangible Assets

Intangible assets, which consist of patents and trademarks, are stated at cost less accumulated amortization computed using the straight-line method over their estimated useful lives of 10 years.

Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets.

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction from the retirement and severance benefit liability. Since April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

Research and Development Costs

Certain costs incurred in connection with the purchase of equipment and facilities used in the Company’s research and development activities are capitalized into property, plant and equipment, to the extent that they have alternative future uses. However, all other research and development costs are expensed as incurred. The Company has expensed (won) 470,792 thousand, (won) 57,378 thousand and (won) 183,567 thousand during the years ended December 31, 2002, 2003 and 2004, respectively.

Advertising costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2002, 2003 and 2004 are (won) 78,176 thousand, (won) 53,042 thousand and (won) 30,749 thousand, respectively.

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

Earnings (Loss) Per Share

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

Stock Option Plan

The Company applies the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees,” and related interpretations, in accounting for its fixed stock option plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS 123 "Accounting for Stock-Based Compensation" established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS 123, the Company elected to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirement of SFAS 123.

The Company has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date consistent with the provisions of SFAS123, the Company's net loss and loss per share for 2003 would have been increased to the pro forma amounts indicated below (in Korean won):

2004
Net income (loss)
As reported	(-) 2,057,147,357
Pro forma	(-) 2,068,339,483
Basic earnings per share
As reported	(-) 93
Pro forma	(-) 93

The fair value of stock options granted were estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions:

dividend yield and expected volatility of nil for all years, risk-free interest rate of 5.64% to 9% and expected lives of 4 years. The weighted average fair value per stock option granted during 2000 and 2001 was (won) 295 and (won) 607 respectively.

New accounting pronouncements

In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). The objective of this Issue is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In FASB Staff Position on EITF 03-1, the Board directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF 03-1. The disclosure requirements are effective only for annual periods ending after June 15, 2004. The Company does not believe that the impact of adopting EITF 03-1 will be significant to the Company’s overall results of operations or financial position.

In December 2004, the Financial Accounting Standards Board issued Statement No. 123R (SFAS 123R), Share-Based Payment , which replaces SFAS 123 and APB 25 and requires the Company to measure compensation cost for all share-based payments at fair value. The Company plans to adopt SFAS 123R as of July 1, 2005. The Company will recognize share-based employee compensation cost from July 1, 2005, as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and for any awards that were not fully vested as of the effective date. Based on currently existing share-based compensation plans, the Company does not expect the adoption of SFAS 123R to have a material impact on its financial position or results of operations.

3. United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These translations should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate. The US dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won) 1,035.1: US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2004. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

4. Short term loans receivable

Short-term loans receivable as of December 31, 2003 and 2004 are as follows (in thousands of Korean won):

		Interest
	Maturity year	rate	2003	2004

Sales Agent	-	-	-	43,387
Others	2005	0%	128,322	39,245
			128,322	82,632
Allowance for doubtful accounts			(65,526)	(26,970)
Net			62,796	55,662

5. Accounts Receivable

The following table presents accounts receivable at December 31, 2003 and 2004 (in thousands of Korean won):

Account	2003	2004
Trade	2,287,978	1,002,250
Others	158,211	71,912

Sub total	2,446,189	1,074,162
Allowance for doubtful accounts	(1,960,499)	(543,412)
Accounts Receivable, net	485,690	530,750

6. Inventories

Inventories comprise the following at December 31, 2003 and 2004 (in thousands of Korean Won):

	2003	2004
Merchandise	243,651	297,888
Finished goods	175,259	105,395
Work-in-process	169,609	125,293
Raw material	250,141	167,420
	838,660	695,996

Merchandise consists of medical equipment, medical supplies and electronic equipment purchased and held for resale by the Company. Finished goods are comprised principally of oriental and alternative medical equipments manufactured by the Company.

7. Other Current Assets

Other current assets as of December 31, 2003 and 2004 are as follows (in thousands of Korean won):

Account	2003	2004
Advanced payment	30,031	180,897
Prepaid income taxes	7,980	69
Prepaid expenses	-	3,653
Other	-	3,996
Total	38,011	188,615

8. Investments in Nonconsolidated Affiliates

The Company accounts for investments in which it exerts significant influence over using the equity method. The Company’ ownerships as of December 31, 2003 and 2004 are as follows:

	2003	2004
Beijing Meridian Medicals Equipment Co.,Ltd	25.00%	25.00%

On November 10, 2001, the Company acquired 45% of the share ownership in Beijing Meridian Medicals Equipment Co., Ltd. ("Beijing Meridian") for (won) 76,955,623 in cash. The changes of ownership percentage occurred in 2003 and 2002 when Beijing Meridian increased its issued capital stock. The carrying amounts of investments as of December 31, 2003 and 2004 are as follows (in thousands of Korean won):

	2003	2004
Beijing Meridian Medicals Equipment Co.,Ltd	22,635	13,401

9. Pledge Assets

The following assets are pledged as collateral for short-term borrowings as of December 31, 2004 (in thousands of Korean won):

Assets	Book value	Lender	Collateralized amount
Land	928,107	ChoHung Bank	520,000
Buildings	688,533	ChoHung Bank and Woori Bank	568,000
	1,616,640		1,088,000

10. Property, Plant and Equipment

Property, plant and equipment comprise the following at December 31, 2003 and 2004 (in thousands of Korean won):

	2003	2004
Land	928,107	928,107
Buildings	693,733	693,733
Machinery	49,716	49,716
Vehicles	58,216	54,773
Tools	47,900	47,900
Furniture and fixtures	779,257	793,822

Less accumulated depreciation	(1,014,593)	(1,076,383)
Property, plant and equipment, net	1,542,336	1,491,668

Depreciation expenses for the years ended December 31, 2002, 2003 and 2004 are (won) 156,130 thousand, (won) 153,924 thousand and (won) 61,790 thousand.

11. Intangible Assets

Intangible assets comprise the following at December 31, 2004 (in Korean won):

Patents and trademarks
Acquisition cost	5,466,260
Accumulated amortization	3,995,648
Intangible assets, net	1,470,612

Amortization expenses for the year ended December 31, 2004 amounted to (won) 546,626.

12. Short-Term Borrowings

Details of Company’s short-term borrowings as of December 31, 2003 and 2004 are as follows (in thousands of Korean won):

	Annual
	interest rate	2003	2004
Creditor
Chohung Bank	5.0%	977,615	977,714
Medison Co.,Ltd	-	1,216	1,216
Other	-	495,625	114,000
		1,474,456	1,092,930

13. Long-Term Debt

Details of Company’s long-term debts as of December 31, 2003 and 2004 are as follows (in thousands of Korean won):

	Annual
	interest rate	Final maturity	2003	2004
Creditor
Chohung Bank	5.0%	December 31, 2004	96,741	96,741
Korea Technology Credit Guarantee Fund	3.5%	December 31, 2013	1,120,810	1,151,884
Korea Foreign Exchange Bank	3.5%	December 31, 2013	125,831	125,831
Woori Bank	3.5%	December 31, 2013	391,787	391,787
Small/Medium Industrial Bank	3.5%	December 31, 2013	300,000	300,000
Shinhan Bank	3.5%	December 31, 2013	41,612	41,612
SMI ‡UABS Specialty Co., Ltd (note a)	3.5%	December 31, 2013	1,000,000	1,000,000
Rainbow Specialty Sec Co., Ltd (note a)	3.5%	December 31, 2013	500,000	500,000

Less portion due within one year			(-) 96,741	(-) 96,741
Long-term portion			3,480,040	3,511,115

In accordance with a court-approved rescheduling plan, the above rescheduled long-term borrowings are to be repaid over 10 years beginning 2007 to 2013, after a 3-year grace period.

(Note a) The Company had issued two series of non-guaranteed corporate bonds in 2001. As discussed in Note 1, the Company received an approval for debt rescheduling plan including debentures. According to that approval, two series of debentures were reclassified to long-term borrowings and the Company extended the maturity date of those long-term borrowings to December 31, 2013 with a reduced interest rate (3.5% per annum). Details of debentures (reclassified to long-term debt) as of December 31, 2004, are as follows (in thousands of Korean Won):

		Rescheduled		Original
	Amount	Interest rate	maturity	Interest rate	Maturity
1st debentures	1,000,000	3.5%	December 31, 2013	12.15%	January 31, 2003
2nd debentures	500,000	3.5%	December 31, 2013	13.92%	August 14, 2004

The repayment schedule for long-term debts as of December 31, 2004 is as follows (in thousands of Korean Won):

2005	2006	2007	2008	Thereafter
96,741	6,844	503,543	503,543	2,497,184

14. Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2003 and 2004 are summarized as follows (in Korean won):

	2003	2004
Estimated severance liability at beginning of year	279,276,661	265,480,042
Provision	75,101,496	51,222,136
Payments	(-) 73,901,562	(-) 38,261,718
Belonged to formal subsidiary	(-) 14,996,553	-
Transfer to National Pension Fund	(-) 20,934,247	(-) 20,607,547

(-) Less current portion	76,018,377	113,059,144
Net balance at end of year	168,527,418	144,773,769

15. Shareholder’s Equity

The Company’s capital stock consists entirely of common stock with a par value of (won) 100 and the number of authorized, issued and outstanding shares as of December 31, 2003 and 2004 are as follows (in Korean won):

	2003	2004
Authorized shares	50,000 thousand	50,000 thousand
Issued and outstanding shares	19,151 thousand	29,994 thousand
Par value	200	100

At an extraordinary general meeting of shareholders of the Company, on April 27, 2004, it was approved that the par value of the common stock of the Company be reduced from (won) 200 per share to (won) 100 per share. The new par value was registered with the Korean registrar of companies on June 1, 2004 and was effective as of July 1, 2004. As a result, the Company’s capital stock was changed from (won) 3,830,297 thousand to (won) 1,915,148 thousand.

On June 8, 2004, the Company issued 3,312,500 shares of common stock (par value won 100) at won 183.49 per share for cash. The stock issued is restricted from trading for one year.

On October 21, 2004, the Company experienced debt-for-equity swap. As a result, the Company issued 4,230,000 shares of common stock at won 174.97.

On November 24, 2004, the Company issued 3,300,000 shares of common stock (par value won 100) in exchange for investor relations and marketing services with the fair value to the Company of won 563,164,800. The shares issued were valued at the trading price of the company's common stock as of the date of authorization for the issuance.

The Company legally has issued its shares and complied with the filing requirements pursuant to the SEC regulations. 12,485,159 common shares issued through S-8 registrations, for acquisition of By George Holdings and debt-for-equity swap on October 21, 2004 Corp. have not been yet included in the Korean Commercial Registration Office due to the different requirements of the share issuance between the US and

Korean Commercial Laws. The numbers of outstanding shares and capital stock as of December 31, 2004 in SEC and in Korean Commercial Registration Office are as follows (in thousands of Korean won, except for number of outstanding shares):

		Korean Commercial
	SEC	Registration Office
Number of outstanding shares	29,993,894	17,508,825
Capital Stock	2,999,389	1,750,883

However, the right and interest of the holders of these shares are not different from those of other shareholders.

16. Appropriation for Business Rationalization

The Company has appropriated (won) 267,608,937 of retained earnings for future investment and business rationalization. The appropriation was a legal requirement in Korea until 2001 when the applicable statute was repealed. There are presently no restrictions on the use of the appropriation.

17. Contingencies and Commitments:

As of December 31, 2004, the Company is contingently liable for promissory notes of (won) 9,010 thousand guaranteed to banks for consumers' loan. The Company's management believes that, based upon its past history of similar transactions, the possibility of the consumer's defaults on the bank-loan is remote.

18. Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the years ended December 31, 2003 and 2004 are as follows (in Korean won):

	2003	2004
Salaries	559,840,321	552,666,633
Provision for retirement and severance benefits	39,775,276	33,175,384
Other employee benefits	85,822,375	74,597,350
Travel	19,551,365	9,947,114
Entertainment	26,450,872	3,845,815
Advertising	53,041,650	30,749,116
Research and development	57,378,180	183,567,322
Communications	25,236,125	21,964,125
Commissions and fees	1,014,455,776	1,170,015,502
Insurance	5,561,016	9,104,835
Transportation	73,018,763	66,733,649
Depreciation	134,434,884	21,991,546
Amortization	546,626	546,626
Taxes and dues	31,569,878	41,528,220
Bad debt expenses	1,073,100,085	-
Rent	94,174,610	83,108,735
Miscellaneous	166,645,888	158,122,839

Total	3,460,603,690	2,461,664,811

19. Income Taxes

Income (loss) before income taxes and tax provision comprises the followings (in thousands of Korean won):

	2002	2003	2004
Income (loss) before income taxes	(-) 3,608,158	(-) 2,151,672	(-) 2,057,147
Income taxes – Current	-	-	-
Income taxes – Deferred	-	-	-

Total income taxes	-	-	-

The Company is subject to corporate income tax and resident surtax normally at an aggregate rate of 14.3% on taxable income up to (won) 100,000,000 and 27.5% on taxable income over that amount. However, there was no income taxes-current because of consecutive accumulative deficits for tax purposes as of December 31, 2002, 2003 and 2004.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets (liabilities) as of December 31, 2003 and 2004 are as follows (in thousands of Korean won):

	2003	2004
Temporary differences	1,396,048	1,088,245
Tax credit carry forwards	1,198,609	1,971,580
Net loss carry forwards for tax purpose	315,212	315,212
Total deferred income tax assets (liabilities)	2,909,869	3,375,037
Less – Valuation allowance for deferred tax assets	(-) 2,909,869	(-) 3,375,037

Net deferred tax assets (liabilities)	-	-

As of December 31, 2004, the Company has net operating loss carryforwards for income tax purposes, tax credit carryforwards and deductible accumulated temporary differences as showed above table. Realization of the future tax benefits related to the deferred tax asset is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reserves, the outlook for the Korean economic environment and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion and has determined that valuation allowance was required as of December 31, 2004 and 2003. Therefore, the management concluded that 100% of valuation allowance is recorded in the Company’s financial statements with the reason for the remote possibility to generate future taxable income within the period during which the all temporary differences reserve due to the continuing loss from its inception.

20. Stock Options

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

Details of stock option rights granted by the Company as of December 31, 2004, are presented below (in Korean won):

Grant	Options	Type of stock	Exercise	Fair	Service	Exercisable
date	Outstanding	Options	Price	Value	Period	Period
February		Issuance of			February, 2000	February, 2003
23, 2000	322,625	common stock	500	295	to January, 2003	to January, 2007

March		Issuance of			March, 2001	March, 2004
19, 2001	258,825	common stock	340	607	to February, 2004	to February, 2008
	581,450

21. Earnings (loss) Per Share

Earnings (loss) per share is computed by dividing net income by the weighted-average number of shares outstanding during the year.

Diluted earnings (loss) per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company has any potentially dilutive common shares as of December 31 2003 and 2004, however there was no dilutive effects as of December 31, 2002, 2003 and 2004. Therefore, earnings per share is the same as diluted earnings per share.

Earnings (loss) per share for the years ended December 31, 2002, 2003 and 2004 are calculated as follows (in thousands of Korean won, except for per share amount and number of shares):

	2002	2003	2004
Net income (loss) as reported
on the income statements	(-)3,608,158	(-)2,151,672	(-)2,057,147
Weighted-average number
of common shares outstanding	16,472,700	18,094,211	22,199,701
Earnings (loss) per share	(-)219	(-)119	(-)93

22. Related Party Transactions

Significant transactions and account balances which occurred in the normal course of business with related companies, Beijing Meridian Medicals Equipment Co., Ltd and Meridian Asia Co., Ltd. as of and for the years ended December 31, 2003 and 2004 are summarized as follows (in thousands of Korean won):

	Transaction or
Related party	Account balance	2003	2004	Description
Beijing Meridian	Account receivable
Medical Equipment	– trade	31,921	27,817
Co., Ltd	Short-term loans	37,791	37,791

Meridian Asia Co.,Ltd	Sales	4,091	346	Sales of product

23. Statement of Cash Flows

(a) Transactions Not Involving Cash

Significant non-cash investing and financing activities for the year ended December 31, 2004 are summarized as follows (in thousands of Korean won):

Reduction of capital stock	1,915,148
Debt – equity swap	740,134

(b) Interest and Income Taxes Paid and Received

Interest and income taxes paid and received in cash for the years ended December 31, 2002, 2003 and 2004 are as follows (in thousands of Korean won):

	2002	2003	2004
Cash paid for interest	446,234	151,799	202,198
Cash refunded (paid) for income tax	-	-	-
Cash received for interest	33,762	2,456	462

24. Segment Information

In 2004, the Company operated in a one industry segment, the development and manufacture of alternative medical equipments. The Company's identifiable assets are located in one geographic area, the Republic of Korea (also known as South Korea). Sales revenue is attributable to geographic locations based on the location of the customer, as follows (in thousands of Korean won):

	2003	2004
Export
U.S.A	304,577	707,917
South Asia	4,091	-
China	-	29,153
Other	-	946
	308,668	738,016

Domestic Sales	3,132,451	1,466,218
	3,441,119	2,204,234

25. Subsequent Events

On May 2, 2005, the board of directors of the Company authorized the return to treasury of 1,000,000 shares of common stock issued to Edward Fitzpatrick (the “Shares”). The Shares had been issued to Mr. Fitzpatrick pursuant to a consulting agreement entered into between Fitzpatrick and the Company, on February 5th, 2004 (the “Agreement”). The Agreement was terminated by the Company due to lack of performance by Fitzpatrick of his obligations under the Agreement, and the Shares were subsequently returned to the Company’s treasury, effected by resolution of the Company’s Board of Directors. As a result, the total outstanding shares of the Company have decreased to 28,993,984.

On June 20, 2005, the Company issued 2,400,000 shares of common stock (par value won 100) in exchange for investor relations and marketing services with the fair value to the Company of won 485,174,884. The shares issued were valued at the trading price of the company's common stock as of the date of authorization for the issuance.

26. Risk and Uncertainties

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

Item 19. Exhibits

Exhibit
12.1	Section 302 Certification of the CEO
12.2	Section 302 Certification
13.1	Section 906 Certification of the CEO
13.2	Section 906 Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By: /s/ Hyeon Seong Myeong
Name: Myeong, Hyeon Seong
Title: President, CEO, Director
Date: July 14, 2005