Form 20-F/A
period 2004-12-31
MERIDIAN CO LTD
filed 2005-11-10
CIK 1135174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F /A
Amendment #1

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

E. Off-balance sheet arrangements Not applicable

F. Tabular disclosure of contractual obligations

Payments due (by period)
		Less than			more than
Contractual Obligations	Total	one year	1-3 years	3-5 years	5 years
Long-term debt obligations	$2,036,575	$93,470	$279,475	$558,952	$1,104,678
Debentures	$1,449,275	-	$207,040	$414,078	828,157
Long-term accounts payable	$873,014	$-	$873,014	-	-
Retirement and severance indemnities.	$135,135	unknown*	unknown*	unknown*	unknown*

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

Notes to consolidated Financial Statements

MERIDIAN CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2004, 2003 and 2002

with

INDEPENDENT AUDITORS' REPORT

Shinhan Accounting Corporation

AUDITORS' REPORT TO THE DIRECTORS OF:
MERIDIAN Co., Ltd.

We have audited the accompanying consolidated balance sheets of Meridian Co., Ltd. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying financial statements for the year ended December 31, 2002 was audited by other auditor whose report dated May 14, 2003, expressed an unqualified opinion thereon, including an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern.

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

The Company has observed SEC regulations and U.S generally accepted accounting principles in the process of issuance of shares. However, as discussed in Note 15 to the consolidated financial statements, accounting principles. generally accepted in Korea vary in this respect from U.S. generally accepted accounting principles.

Except for the 12,485,069 common shares issued through S-8 registrations, for acquisition of By George Holdings. and the October 21, 2004 shares for debt, which have not been included in the Korean Commercial Registration Office due to the different share issuance requirements between the US and Korean Commercial Laws.

As discussed in Note 27 to the consolidated financial statements, after the issuance of our report on such consolidated financial statements, management discovered certain errors in cash flows statement and revenue recognition policy in the note 2. As a result of correcting action by managements, the Company revised cash flow statement and accounting policy for revenue recognition. There were no income effects in the consolidated financial statements as a result of the adjustments to correct these errors.

/s/ SHINHAN ACCOUNTING CORPORATION
Certified Public Accountant
Republic of Korea
May 13, 2005, except for Note 25 and 27, as to which the date is June 20, 2005 and Sep 16, 2005, respectively

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

We conducted our audits in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ SamDuk Accounting Corporation
Certified Public Accountant
Republic of Korea
May 14, 2003

12/F SeoHeung Bldg.
68 Keonji-Dong, Jongro-Ku, Seoul, Korea

Meridian Co., Ltd.
Consolidated balance sheets
As of December 31, 2003 and 2004
(in Korean Won)

			(Note 3)
A S S E T S	2003	2004	2004 (in USD)

Current assets :
Cash and cash equivalents	37,292,198	42,131,238	$40,703
Trade accounts and notes receivable - less allowance for doubtful accounts	484,798,681	525,980,674	508,145
of won 153,801,114 in 2003 and won 114,304,634(USD 110,428) in 2004 (Note 5,22)
Short-term loans receivable, net	62,795,868	55,661,875	53,774
Other accounts receivable, net	891,320	4,768,645	4,607
Inventories	838,660,330	695,996,105	672,395
Other current assets	38,011,479	188,614,870	182,219

Total current assets	1,462,449,876	1,513,153,407	1,461,843

Investments and other assets
Investments (Note 8)	22,634,827	13,400,744	12,946
Long-tem and restricted bank deposits	40,064,819	41,084,873	39,692
Guaranty deposits	105,681,580	106,153,940	102,554

Total investments and other assets	168,381,226	160,639,557	155,192

Property, plant and equipment
Land	928,107,490	928,107,490	896,636
Buildings	688,533,484	688,533,484	665,185
Furniture and fixture	779,256,776	793,821,678	766,903
Others	161,031,345	157,588,521	152,245
	2,556,929,095	2,568,051,173	2,480,969
Less accumulated depreciation	(1,014,593,512)	(1,076,383,667)	(1,039,884)

Property, plant and equipment, net	1,542,335,583	1,491,667,506	1,441,085

Intangible assets
Patents and trademarks	2,017,238	1,470,612	1,421

TOTAL ASSETS	3,175,183,923	3,166,931,082	3,059,541

(Continued)

Meridian Co., Ltd.
Consolidated balance sheets
As of December 31, 2003 and 2004
(in Korean Won)

			(Note 3)
LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2004	2004 (in USD)

Current liabilities
Accounts payable - trade	779,043,995	207,983,876	200,931
Short-term borrowings	1,474,455,978	1,092,929,813	1,055,869
Accounts payable - other	1,497,858,677	1,091,521,244	1,054,508
Current portion of long-term debt	96,740,790	557,282,037	538,385
Others	152,739,951	347,819,964	336,025

Total current liabilities	4,000,839,391	3,297,536,934	3,185,718

Long-term accounts payable	126,336,978	935,287,781	903,572
Long-term borrowings	3,480,040,213	3,511,114,657	3,392,054
Accured severence benefits, net	168,527,418	144,773,769	139,865

Total liabilities	7,775,744,000	7,888,713,141	7,621,209

Commitments and contingencies	-	-	-

Minority interest	-	19,936,965	19,261

Shareholders' equity
Common stock - par value 100 (won) per share; authorized 50,000 thousand share	3,830,296,800	2,999,398,400	2,897,689
issued and outstanding 19,151 thousand shares and 29,994 thousand shares at December 31, 2003 and December 31,2004, respectively
Additional paid-in capital	982,908,797	3,724,910,262	3,598,599
Appropriation for business rationalization	267,608,937	267,608,937	258,534
Accumulated deficit	(9,675,773,315)	(11,731,601,637)	(11,333,785)
Accumulated other comprehensive income (loss)	(5,601,296)	(2,034,986)	(1,966)

Total shareholders' equity	(4,600,560,077)	(4,741,719,024)	(4,580,929)

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	3,175,183,923	3,166,931,082	3,059,541

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd.
Consolidated Statements of Loss
For the years ended December 31, 2002, 2003 and 2004
(in Korean Won)

				(Note 3)
	2002	2003	2004	2004 (in USD)

Sales	4,373,897,866	3,441,119,294	2,204,234,179	$2,129,489

Cost of sales	2,379,436,814	1,490,837,684	1,214,803,149	1,173,609

Gross profit	1,994,461,052	1,950,281,610	989,431,030	955,880

Selling, general and administrative expenses	3,892,035,837	3,460,603,690	2,461,664,811	2,378,190

Operating Income (loss)	(1,897,574,785)	(1,510,322,080)	(1,472,233,781)	(1,422,311)

Other income(expense)
Interest income	33,870,851	2,455,770	563,502	544
Interest expense	(488,277,745)	(181,974,055)	(404,848,608)	(391,120)
Foreign exchange gain, net	(7,060,198)	(690,769)	133,300	129
Other, net	(1,249,115,693)	(461,140,940)	(180,761,770)	(174,632)

Total other income(expense)	(1,710,582,785)	(641,349,994)	(584,913,576)	(565,079)

Minority interest in net loss of consolidated affiliates	-	-	(1,319,035)	(1,274)

Income (loss) before income taxes	(3,608,157,570)	(2,151,672,074)	(2,055,828,322)	(1,986,116)

Income taxes	-	-	-	-

Net Income (loss)	(3,608,157,570)	(2,151,672,074)	(2,055,828,322)	(1,986,116)

Weighted average number of common shares	16,472,700	18,094,211	22,199,701	22,199,701

Net loss per common share
- Basic	(219)	(119)	(93)	(0.089)

- Diluted	(219)	(119)	(93)	(0.089)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd.
Consolidated Statement
of Changes in Shareholders' Equity
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

Meridian Co., Ltd.
Consolidated Statements of Cash Flows
For the years ended December 31, 2002, 2003 and 2004
(in Korean Won)

				(Note 3)
	2002	2003	2004	2004 (in USD)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	(3,608,157,570)	(2,151,672,074)	(2,055,828,322)	($1,986,116)
Add (deduct) items not using (providing) cash
Depreciation	156,129,739	153,923,984	61,790,155	59,695
Provision for severance benefits	111,670,769	75,101,496	51,222,136	49,485
Provision for doubtful accounts	1,870,482,079	1,464,577,793	(16,629,671)	(16,066)
Inventory write-down due to decline in market value	-	4,992,000	98,491,235	95,151
Amortization of intangible assets	-	546,626	546,626	528
Equity in loss of investee	21,642,309	25,910,007	2,002,543	1,935
Service fee			563,164,800	544,068
Other	348,180,000	-	51,011,409	49,282
Changes in operating assets and liabilities, and other
Decrease (increase) in accounts receivable - trade	421,880,269	(301,663,358)	(41,181,993)	(39,786)
Decrease (increase) in accounts receivable - other	(66,152,505)	(1,362,740)	(7,443,975)	(7,192)
Decrease (increase) in inventory	379,860,453	(10,754,100)	44,172,990	42,675
Decrease (increase) in other current assets	66,699,457	10,636,649	(150,603,391)	(145,496)
Increase (decrease) in accounts payable - trade	(452,603,345)	36,902,587	93,059,052	89,903
Increase (decrease) in accounts payable - other	441,109,491	282,868,152	199,035,446	192,286
Increase (decrease) in other current liabilities	(1,150,140)	(166,687,764)	158,039,246	152,680
Retirement and severance payment	(236,345,021)	(73,901,562)	(38,261,718)	(36,964)
Other	57,881,066	96,376,231	11,124,550	10,747
Sub-total	3,119,284,621	1,597,466,001	1,079,539,440	1,042,933

	(488,872,949)	(554,206,073)	(976,288,882)	(943,183)

CASH FLOWS FROM INVESTING ACTIVITIES :
Decrease in short-term financial instruments	879,795,257	222,500,000	-	-
Decrease in short-term loans	-	23,500,000	28,783,968	27,808
Decrease in long-term financial instruments	92,500,000	-	-	-
Proceeds from sales of investment securities		2,612,000		-
Proceeds from sales of property, plant and equipment	29,086,964	28,171,609	3,442,824	3,326
Increase in short-term loans	(210,526,062)	(384,608,871)	(1,453,654)	(1,404)
Acquisition of property, plant and equipment	(58,923,271)	(11,084,762)	(14,564,902)	(14,071)
Cash held by former subsidiaries		6,461,718
Changes in investments and other assets, and other	(80,753,240)	26,295,681	(1,492,414)	(1,442)

	651,179,648	(86,152,625)	14,715,822	14,217

CASH FLOWS FROM FINANCING ACTIVITIES :
Proceeds from issuance of common stocks	-	393,780,200	607,804,000	587,194
Proceeds from issuance of short-term borrowings	197,105,010	1,414,254,438	756,898,530	731,232
Repayment of short-term borrowings	-	(849,898,501)	(398,290,430)	(384,784)
Repayment of current portion of long-term debt	(328,595,000)	(142,068,662)	-	-
Repayment of long-term borrowings	-	(291,062,577)	-	-

	(131,489,990)	525,004,898	966,412,100	933,641

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (Note 23)	30,816,709	(115,353,800)	4,839,040	4,675

CASH AT BEGINNING OF THE PERIOD	121,829,289	152,645,998	37,292,198	36,028

CASH AT END OF THE PERIOD	152,645,998	37,292,198	42,131,238	40,703

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

For the fiscal year ended December 31, 2004, the Company incurred a net loss of (won) 2,055,828 thousand ((won) 2,151,672 thousand for 2003 and (won) 3,608,158 thousand for 2002) and net negative cash flow from operating activities of (won) 976,289 thousand ((won) 554,206 thousand for 2003 and (won) 488,873 thousand for 2002). On August 4, 2003, the Company's banking privileges were suspended on its accounts of credit/bill by the KFTC (Korea Financial Telecommunications & Clearings Institute), which was established as a non-profit organization to build up and operate the Financial Information Network Systems (FINS) by integrating the Korea Clearing & Credit Reporting Center in charge of check clearing systems and the Korea Bank Giro Center in charge of bank giro systems.

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

2. Summary of Significant Accounting Policies

The Company and its subsidiaries in Korea maintain their records and prepare their financial statements in accordance with generally accepted accounting principles in Korea. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with generally accepted accounting principles in the United States of America.

Significant accounting policies after reflecting adjustments for the above are as follows:

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated.

Changes of Consolidated Subsidiary

The consolidated financial statements include the accounts of the Company and its subsidiaries. The following table reflects the Company's ownership percentages and acquisition dates of its consolidated subsidiaries as at December 31, 2002, 2003 and 2004:

		Acquisition	Percentage ownership
Subsidiary	Primary Business	Date	2002	2003	2004
Meridian America	wholesaler, retailer of	March 4, 2002	100%	100%	95.06%
Medicals, Inc.	medical equipment
Pusan Meridian Co., Ltd.	”	March 3, 2000	54.5%	-	-

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

Foreign Currency Transactions

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

Revenue recognition

The Company generates revenue principally through the sale of alternative medical equipment products & merchandises. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

Revenue from sales of products is recognized when the products are received by customers based on the free-on board destination sales term. With regards to sales of alternative medical equipment products, The Company’s policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specification are not recorded as revenue.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including time deposits and short-term bonds which are readily convertible into known amounts of cash and have an original maturity of three months or less. For purposes of the statements of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Financial Instruments

Long-term financial instruments are time deposit handled by financial institutions, which are restricted for withdrawals. The time deposit as of December 31, 2003 and 2004 is (won) 40,064 and (won) 40,454 thousand, respectively. In addition, the company has special deposit for the security of its checking account.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection. When circumstances indicate collection of an amount receivable is doubtful, an allowance and a charge against earnings are recognized. When circumstances indicate collections of an amount receivable is not to be realized, the outstanding amount and the associated allowance are written off.

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

Impairment of Long-Lived Assets

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

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2002, 2003 and 2004, amounted to (Won) 1,752 thousand, (Won) 9,754 thousand and (Won) 12,870 thousand, respectively.

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

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that, under accounting principles generally accepted in the United States of America are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ equity. The Company’s other comprehensive income is primarily comprised of Foreign currency translation gain (loss).

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

The Company has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date consistent with the provisions of SFAS123, the Company's net loss and loss per share for 2003 would have been increased to the pro forma amounts indicated below (in Korean won):

2004
Net income (loss)
As reported	(2,055,828,322)
Pro forma	(2,067,020,448)
Basic earnings per share
As reported	(93)
Pro forma	(93)

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

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123R (SFAS 123R) – “Share-Based Payment”, which replaces SFAS 123 and APB 25 and requires the Company to measure compensation cost for all share-based payments at fair value. The Company plans to adopt SFAS 123R as of July 1, 2005. The Company will recognize share-based employee compensation cost from July 1, 2005, as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and for any awards that were not fully vested as of the effective date. Based on currently existing share-based compensation plans, the Company does not expect the adoption of SFAS 123R to have a material impact on its financial position or results of operations.

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

6. Inventories

Inventories are comprised of the following as at December 31, 2003 and 2004 (in thousands of Korean Won):

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

10. Property, Plant and Equipment

Property, plant and equipment are comprised of the following at December 31, 2003 and 2004 (in thousands of Korean won):

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

Intangible assets are comprised of the following at December 31, 2004 (in Korean won):

Patents and trademarks
Acquisition cost	5,466,260
Accumulated amortization	3,995,648
Intangible assets, net	1,470,612

Amortization expenses for the years ended December 31, 2002, 2003 and 2004 are (won) 663 thousand, (won) 547 thousand and (won) 547 thousand.

Amortization expenses for the year ended December 31, 2004 amounted to (won) 546,626.

12. Short-Term Borrowings

Details of Company’s short-term borrowings as of December 31, 2003 and 2004 are as follows (in thousands of Korean won):

	Annual
	interest rate	2003	2004
Creditor
Chohung Bank	5.0%	977,615	977,714
Medison Co.,Ltd	-	1,216	1,216
Other	-	495,625	114,000
		1,474,456	1,092,930

13. Long-Term Borrowings

Details of Company’s long-term borrowings as of December 31, 2003 and 2004 are as follows (in thousands of Korean won):

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

The Company legally has issued its shares and complied with the filing requirements pursuant to the SEC regulations. Except for the 12,485,069 common shares issued through S-8 registrations, for acquisition of By George Holdings. and the October 21, 2004 shares for debt, which have not been included in the Korean Commercial Registration Office due to the different share issuance requirements between the US and Korean Commercial Laws.The numbers of outstanding shares and capital stock as of December 31, 2004 in SEC and in Korean Commercial Registration Office are as follows (in thousands of Korean won, except for number of outstanding shares):

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

The Company is subject to corporate income tax and resident surtax normally at an aggregate rate of 14.3% on taxable income up to (won) 100,000,000 and 27.5% on taxable income over that amount. However, there were no income taxes-current because the Company had net losses for income tax purposes for the years ending December 31, 2002, 2003 and 2004.

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

Diluted earnings (loss) per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company has potentially dilutive common shares as of December 31 2003 and 2004, however there were no dilutive effects as of December 31, 2002, 2003 and 2004. Therefore, earnings per share is the same as diluted earnings per share.

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

22. Related Party Transactions

Significant transactions and account balances which occurred in the normal course of business with related companies, Beijing Meridian Medicals Equipment Co., Ltd and Meridian Asia Co., Ltd. as of and for the years ended December 31, 2003 and 2004 are summarized as follows (in thousands of Korean won):

	Transaction or
Related party	Account balance	2003	2004	Description
Beijing Meridian	Account receivable
Medical Equipment	– trade	31,921	27,817
Co., Ltd	Short-term loans	37,791	37,791

Meridian Asia Co.,Ltd	Sales	4,091	346	Sales of product

23. Statement of Cash Flows

(a) Transactions Not Involving Cash

Significant non-cash investing and financing activities for the year ended December 31, 2004 are summarized as follows (in thousands of Korean won):

Reduction of capital stock	1,915,148
Shares for debt	740,134

(b) Interest and Income Taxes Paid and Received

Interest and income taxes paid and received in cash for the years ended December 31, 2002, 2003 and 2004 are as follows (in thousands of Korean won):

	2002	2003	2004
Cash paid for interest	446,234	151,799	202,198
Cash refunded (paid) for income tax	-	-	-
Cash received for interest	33,762	2,456	462

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

27. Re-issuance of auditor’s report

Shinhan Accounting Corporation, the outside independent auditor of the Company, audited the consolidated financial statements of the Company for the years then ended December 31, 2004 and issued audit report on such financial statements in May. 2005. However, the statement of cash flow of the Company was revised to reflect error that was discovered by managements. Statement of cash flow for the year ended December 31, 2004 changed as a result of this adjustment to correct error. Following is the tables showing the adjustment (in Korean won).

Before amendment	After amendment
Cash flows from operating activities: -N/A	Cash flows from operating activities: - Service fee
-	563,164,800
Cash flows from financing activities: - Proceeds from issuance of common stock	Cash flows from financing activities: - Proceeds from issuance of common stock
1,170,968,800	607,804,000

In addition, company adjusted certain description of revenue recognition policy in note 2 to the consolidated financial statements to avoid misleading the readers.

There were no income effects in the consolidated financial statements as a result of the adjustments to correct these errors.

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
Date: November 8 , 2005