Form 20-F
period 2005-12-31
MERIDIAN CO LTD
filed 2006-08-21
CIK 1135174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20

(MARK ONE)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

Common shares outstanding December 31, 2005: 31,393,984

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ] No [X]

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports
pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [   ] No [X]

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2
of the Exchange Act). Yes [   ] No [X]

References

All references to "Korea" herein are references to The Republic of Korea. All references to "Meridian," the "Company", "we," "us" or "our" herein are references to Meridian Co., Ltd. All references to the "Government" are references to the government of Korea. All references to the "shares" are references to the Company's issued common shares of par value Won 100 (US $0.10 at December 31, 2005 and US $0.10 at June 18, 2006).

Currency Translation

In this annual report, references to "Won" or "W" are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won, translated into U.S. dollars and presented in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2003, 2004 and 2005. Solely for the convenience of the reader and to improve clarity, certain Items in this annual report contain translations of certain Won amounts into Dollars at specified rates. All translations from Won to Dollars were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2005, which was Won 1,010 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See also Item 3, Key Information, Exchange Rates Information, for information regarding the rates of exchange between the Won and the Dollar. On August 16, 2006 the noon buying rate was Won 964.9 to US$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT

See Item 4.C.

B. ADVISERS
Not Applicable

C. AUDITORS
Not Applicable

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected consolidated financial and other data set forth below should be read in conjunction with the audited consolidated financial statements of Meridian Co., Ltd. as of December 31, 2005 2004 and 2003 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 are derived from the audited consolidated financial statements of Meridian, which have been audited by Choi, Kim and Park LLP, independent accountants (for the fiscal year ended December 31, 2005), by ShinHan Accounting Corporation, independent accountants (fiscal years ended December 31, 2004 and 2003), and by SamDuk Accounting Corporation, independent accountants(fiscal years ended December 31, 2002 and 2001).

Our consolidated financial statements are compiled in Won, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

MERIDIAN CO., LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (in Korean won)
For the years ended December 31, 2005, 2004, 2003 ,2002 and 2001

						2005 (in
	2001	2002	2003	2004	2005	USD)

Sales	6,950,483,154	4,373,897,866	3,441,119,294	2,204,234,179	1,434,519,243	$1,420,316
Cost of sales	3,256,231,284	2,379,436,814	1,490,837,684	1,214,803,149	1,099,194,829	1,088,312
Gross profit	3,694,251,870	1,994,461,052	1,950,281,610	989,431,030	335,324,414	332,004
Operating expenses	5,250,941,100	3,892,035,837	3,460,603,690	2,461,664,811	2,293,172,188	2,270,468
Operating loss	-1,556,689,230	-1,897,574,785	-1,510,322,080	-1,472,233,781	-1,957,847,774	-1,938,464
Other income (expense)	-973,039,338	-1,710,582,785	-641,349,994	-584,913,576	-1,424,510,457	-1,410,406
Minority interest in net loss of consolidated
affiliates	25,362,828	0	0	-1,319,035	-32,951,097	-32,625
Income tax expense	0	0	0	0	0	0
Extraordinary items	-48,010,932	0	0	0	0
Comprehensive loss	-2,574,617,436	-3,608,157,570	-2,151,672,074	-2,055,828,322	-3,349,407,134	$-3,316,245

Weighted average number of common shares	15,703,850	16,472,700	18,094,211	22,199,701	31,603,847	31,603,847

Basic and diluted loss per common share	-158	-219	-119	-93	-106	$-0.105

CONDENSED CONSOLIDATED BALANCE SHEETS (in Korean won)
As of December 31, 2005, 2004, 2003, 2002, and 2001

	2001	2002	2003	2004	2005	2005 (in USD)

Cash and cash equivalents	136,086,374	159,825,975	37,292,198	42,131,238	22,967,573	$22,740
Accounts receivable	2,276,152,481	1,315,325,521	548,485,869	586,411,194	368,228,192	364,583
Inventories	1,536,544,973	872,074,684	838,660,330	695,996,105	488,455,654	483,619
Other	1,390,300,235	390,455,377	38,011,479	188,614,870	1,749,446	1,732

Total current assets	5,339,084,063	2,737,681,558	1,462,449,876	1,513,153,407	881,400,865	872,674
Investments and other assets	560,886,790	236,392,746	168,381,226	160,639,557	49,430,432	48,941
Property, plant and equipment - net	1,882,278,553	1,793,937,704	1,542,335,583	1,491,667,506	23,804,073	23,569
Intangible assets	1,205,449	2,684,178	2,017,238	1,470,612	1,206,846	1,195

TOTAL ASSETS	7,783,454,855	4,770,696,185	3,175,183,923	3,166,931,082	955,842,216	$946,378

Trade accounts payable and current debt	4,725,211,848	5,965,714,385	4,000,839,391	3,297,536,934	3,669,846,158	$3,633,511
Long-term borrowings	3,321,985,374	1,732,840,047	3,774,904,609	4,591,176,207	5,072,442,624	5,022,220
Minority interest	8,527,386	-	0	19,936,965
Shareholders' equity	-272,269,754	-2,927,858,246	-4,600,560,077	-4,741,719,024	-7,786,446,566	-7,709,353

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY	7,783,454,855	4,770,696,185	3,175,183,923	3,166,931,082	955,842,216	$946,378

Exchange rate information
The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of a U.S. dollar in Won. No representation is made that the Won or Dollar amounts referred to herein could have been or could be converted into Dollars or Won, as the case may be, at any particular rate, or at all.

	AT DECEMBER 31		ANNUAL	ANNUAL
YEAR	(Dec. 30 in 2005)	ANNUAL AVERAGE RATE PER $1.00 US	HIGH	LOW
2001	1314	1293.4	1369	1234.0
2002	1186	1242.1	1332	1160.6
2003	1192	1193.0	1262	1146.0
2004	1035.1	1139.3	1195.1	1035.1
2005	1010	1023.8	1059.8	997

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

In February 2004, the Company received approval for a debt rescheduling plan for a total of 4,697,927,000 Won ($4,651,413) from the Chooncheon District Court, Korea, whereby a group of creditors of the Company and a representative of the Company agreed to reschedule the payments on 4,697,927,000 Won ($4,651,413) of the Company's debt.

In January 2005, Woori Bank exercised its security right on the apartment owned by the Company. The total amount of 42,836,799 Won obtained from disposition of the property was paid to Woori Bank: 30,271,035 Won for debt principal, 12,565,764 Won for debt interest and other expense for the disposition. After the disposition of this property, total amount in the debt rescheduling plan except 1,186,813 Won of accounts payable due to parties other than financial institutions was 3,480,843,000 Won.

In December 2005, Chohung Bank (Chohung Bank has been merged in Shinhan Bank as of April 1, 2006) exercised its security right on the land and building of the Company which it obtained before the execution of the debt rescheduling plan. From 883,307,581 Won ($874,561) obtained from disposition of the land and building, 423,186,652 Won was paid to pre-emptive creditors including accrued wages, and 460,120,929 Won was paid to Chochung Bank for the debt interest. The principal debt of 1,074,454,603 Won to Chohung Bank has been included in the debt rescheduling plan.

After the disposition of the land and building, total amount in the debt rescheduling plan except 1,186,813 Won of accounts payable due to parties other than financial institutions was 4,555,298,225 Won.

The total amount of debt including principals and interests in the rescheduling plan is summarized below:

							(in Korean Won)
	2007	2008	2009	2010	2011	2012	2013	Total
Principal	650,756,889	650,756,889	650,756,889	650,756,889	650,756,889	650,756,889	650,756,891	4,555,298,225
Interest	159,435,438	136,658,947	113,882,456	91,105,965	68,329,473	45,552,982	22,776,491	637,741,752
Total	810,192,327	787,415,836	764,639,345	741,862,854	719,086,362	696,309,871	673,533,382	5,193,039,977

Note: 1,186,813 Won of accounts payable due to parties other than financial institutions will be repaid over 3 years from January 2005 to December 2007 and will be exempt from paying any interest. The Company, however, has not paid 261,378,503 Won of accounts payable due to parties other than financial institutions which were due on December 31 2005.

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

The Company anticipates that losses may continue
For the year ended December 31, 2005 the Company had a net loss of 3,349,407,134 won ($3,316,245) and an accumulated deficit of 15,125,695,937 won ($14,975,937). The Company recognizes the possibility of incurring losses for the foreseeable future. The extent of future losses will depend, in part, on the amount of growth in revenues from the Company's products. The Company expects that operating costs will increase during the next several years, especially in the areas of sales and marketing, product development and general and administrative expenses as it pursues its business strategy. Thus, the Company will need to generate increased revenues faster than the rate of growth in costs to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by corresponding increases in revenues, or if it is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurance that the Company will sustain profitability or that its operating losses will not increase in the future.

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

The Company's corporate head office is located at 4F, Heungseong Bldg., 197-3, Jamsil-Dong, Songpa-gu, Seoul, Korea.

In February 2004, the Company received an approval for a debt rescheduling plan for a total of 4,697,927,000 Won ($4,651,413) from Chooncheon District Court, Korea. The adjusted period of payment is generally 7 years after 3 years of grace period.

B. Business Overview
Meridian is an established leader in the research, development, manufacturing, and marketing of integrative medical devices in the healthcare industry. Integrative medicine combines both Western and Eastern expertise in order to obtain the highest quality and standard. The Company has grown substantially and has established subsidiaries in China and Los Angeles and in 2004 signed an exclusive distribution agreement with a corporation in Vancouver, B.C., Canada. With over 27 million dollars in revenue to date, Meridian continues to expand and secure its position as a global leader of integrative medical devices.

With a dynamic research and development team, Meridian is at the forefront in the development of cutting edge medical technologies. The Company presently holds a total of 10 registered and pending patents, 2 utility model rights, 5 design rights and 10 trademarks and has received 4 FDA approvals for their medical devices. In order to distribute worldwide, Meridian has also gained 3 SDA approvals in China and 3 FIP approvals in South America. Successfully marketed in Korea, USA and China, Meridian continues to provide its superior product line to a growing number of clients worldwide. Meridian has over 1500 clients, which include physicians, hospitals, healthcare professionals, medical device manufacturers, and health and fitness centers.

The Company currently sells four different products to healthcare practitioners throughout the domestic and overseas market. These include the LipoLaser, DPA (Digital Pulse Analyzer), the Lapex-2000, the ABR-2000 and the Meridian II.

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

On September 26, 2001 the Beijing Meridian Medical Equipment Co., Ltd. (hereafter BMMEC) was established to further pursue the Company's business in China. BMMEC is a joint corporation formed by Meridian Co., Ltd. and Mr. Trigon Jung, investor and president of BMMEC. The main business of BMMEC is publicity activities and setting up dealership networks for sales in China. Also, Meridian is planning to give BMMEC a manufacturing license for its products in the future. Meridian has made over US $600,000 direct sales in China since 1999, including $2,330 during 2002. Expected sales in China have not materialized according to the Company's expectations, however, the Company will continue to market their product to the Chinese market.

The Company identified the United States as a significant market and incorporated Meridian America Medical Inc (MAMI) in the United States as a subsidiary of the Company, in February 2002, in preparation for the launch of the Meridian products into the US market.

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

As of December 31, 2005, the Company achieved more than $2.2 Million in sales to the U.S. market through its Los Angeles subsidiary and expects a further significant increase in sales to the United States in the next year.

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
Non-invasive/Invasive venous blood, easy to operate, solid curative effect

LIPOLASER

LipoLaser is a modified version of the Lapex-2000 specifically to target the growing obesity market. The LipoLaser's non-invasive treatment is considered one of the most innovative methods to liquefy adipose tissue, and the demand for this type of treatment is expected to grow rapidly, not only in the plastic surgery profession, but in any clinical setting, such as spas and wellness centers, that treat localized body fat deposits which may not have responded to diet and exercise.

It uses 2 multi-beam and 2 enhanced probes which irradiate a powerful cold red laser (635 – 680nm/ 30mW) on adipose (fat cell)

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

•	The global market for traditional therapies stands at US$ 60 billion a year and is steadily growing.
•	In the USA, expenditure on complementary or alternative medicine stands at US$ 2.7 billion per year.

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

MANAGEMENT TEAM

HYEON-SEONG MYEONG, President, CEO and Director
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

IN BEOM PARK, Secretary and Director
Mr. Park graduated from the Seoul University in South Korea with a degree in Sociology. From 1991 to 1998 he was the head of the Development & Planning Department of Kia Techono Co., Ltd. He was the Founder of Eduevision Korea Co., Ltd. In 1999, Mr. Park joined Meridian in 2002 as the head of the Development & Planning Department.

SOON WOON JANG, Director. (appointed as a director on March, 2006)
Mr. Jang graduated from Korea University in South Korea with Agriculture as his major. From 1988 to 19892 he was the Business Manager for Hyundai Department Store, subsidiary of KeumKang Development Industrial Co., Ltd. He established Samgong Distribution Co., Ltd., wholesale distributor, and had been a CEO of Samgong until 2003. From 2001 he has been a vice president of Korea E-commerce Association. On March 31, 2006, he was appointed a Director of Meridian.

SUNGPIL HONG, (Director resigned on March, 2006)
Mr. Hong graduated from Sin-Gu University in South Korea with Physiotherapy as his major. From 1993 to 1995 he was the Business Manager for Dasin Medical Ltd.. From 1996 to 1998 he managed Hippo Medica Ltd. From 1998 to March 2006, he was the Senior Manager for Meridian. On March 29, 2003, he was appointed a Director of Meridian.

D. Property, Plants and Equipment
The Company relocated its factory from Kangwon Province to Seoul in November 2005. The previous factory in Kangwon Province (687-6, Sangohan-Ri, Hongchun-Eup, Hongchun-Kun, Kangwon-Do, Korea) was disposed to repay its debts to pre-emptive creditors and Chohung Bank.

The Company signed the lease contract for its new factory in Seoul (3F, Poonglim Tech-One B/D, 273-10, Seongsu-dong 2ga, Seongdong-gu, Seoul, Korea). The Company's products are assembled from purchased and manufactured components at its factory Virtually all of the components making up the Company's products are readily available from outside domestic suppliers. Some of the components have been designed by the Company and/or are custom manufactured to its specifications.

In January 2005, the apartment owned by the Company was disposed to repay its debt to Woori Bank.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on and should be read in conjunction with the Company's audited consolidated financial statements, including the notes thereto, and other financial information appearing elsewhere herein. The audited consolidated financial statements have been prepared using Korean Won and presented in accordance with accounting principles generally accepted in the United States.

A. Operating Results

Year comparisons between 2005, 2004, and 2003
For the year ended December 31, 2005, the Company achieved sales revenues of 1,434,519,243 Won ($1,420,316) resulting in a gross margin of 335,324,414 Won ($ 332,004) compared with sales revenues of 2,204,234,179 Won that resulted in a gross margin of 989,431,030 Won for the year ended December 31, 2004 and sales revenues of 3,441,119,294 Won that resulted in a gross margin of 1,950,281,610 Won for the year ended December 31, 2003. Continues decline of sales revenue is due to the transition of the Company's target market and its products. Sales of the Company’s new products, LipoLaser and DPA was 56% of the total sales revenues in 2005 compared with 18% in 2004 and 6% in 2003. The Company's operating loss increased to 1,957,847,774 Won ($1,410,406) in 2005 from a loss of 1,472,233,781 Won in 2004 and from a loss of 1,510,322,080 Won in 2003. The increase in the operating loss in 2005 from 2004 and 2003 was due primarily to reduction in sales revenues and gross margin rate and relatively high operating expenses compared to the sales. Total selling, general and administrative expenses decreased only by 6.8% from 2004, in spite of the decreased sales revenue by 35%, was mainly due to bad debt expenses of 360,003,247 Won ($356,439) which was 0 Won in 2004. The Company spent 115,193,034 Won ($114,052) on research and development for the year ended December 31, 2005 as compared to 183,567,322 Won in 2004 and 57,378,180 Won in the year 2003. In the same period, working capital decreased to 2,788,445,239 Won ($2,760,837) in deficit in 2005 from working capital of 1,784,383,527 Won in deficit in 2004 and 2,538,389,515 Won in deficit in 2003.

B. Liquidity and capital resources

The Company's sources of liquidity have historically been cash from operations, capital working lines of credit, debt and equity financing. The Company has generated revenues since 1998 but expanding the operations of the Company has required significant amounts of cash in excess of cash generated from operations. Therefore, the Company has continued to seek additional debt and equity financing opportunities. The Company's land and buildings were pledged as collateral for the Company's short-term and long-term borrowings. At December 31, 2004, the Company has a working capital deficiency of 2,788,445,239 Won ($2,760,837) (December 31, 2004 working capital deficit of 1,784,383,527 Won ( $1,766,716)).

C. Research and development, patents and licenses, etc.

Research and Development
It is the goal of the Company to continually make enhancements and improvements to its products. Costs incurred to make routine enhancements or improvements, design changes to existing products and trouble shooting in production are excluded from research and development expenses. In 2005, the Company spent 115,193,034 Won ($114,052) on research and development. The research and development expenses include labors (19,913,480 Won), mold development (8,000,000 Won), depreciation (15,586,817) and others. The research and development expenses were mostly spent for the LipoLaser development and enhancement.

Proprietary Technology and Other Intellectual Properties
The Company has 10 registered and pending patents, 2 utility model rights, 5 design rights and 10 trademarks at the Korea Industrial Property Office. The Company also has 1 pending patent under the Patent Cooperation Treaty. The Company believes that Korean intellectual property laws and regulations afford owners of intellectual property protections similar to those enjoyed by owners of intellectual property in the United States. Korean intellectual property laws were amended at the end of 1995 to harmonize them with the Trade-Related Aspects of Intellectual Property Rights Agreement.

The Company's registered patents are summarized in the following table:

TECHNOLOGY DESCRIPTION	REGISTRATION NUMBER	DATE OF REGISTRATION

(PATENTS)
Diagnostic device using the electric features of the human body	130791	November - 97
Medicament energy information Transferring system	171667	October - 98
Automatic detection of meridians by probe device	210233	April - 99
Electrode clamp device for home 99 treatment	236276	September - 99
Electrode ring device for home 99 treatment	236277	September - 99
Pulse formation analysis device	0368021	December - 02
Laser beam irradiation device	0457964	January - 03
Lipolytic low laser device (pending)	2005-17330	March – 05
Remote Bio-monitoring system (pending) 2005-45139	2005-45139	May - 05
Adipose Resolve Apparatus for Low-Power LASER (pending)	2006-155778	March – 06
Adipose Resolve Apparatus for Low-Power LASER (pending)	PCT – KR20061000694	May – 06

(UTILITY MODEL)
Acupoint measuring device with pressure control	144725	February - 99
Acupoint measuring device with Pressure display	169502	November - 99

(DESIGN)
Diagnostic probe	165377	June - 95

Electrode for self-treatment	228575	September – 98
Electrode for self-treatment	228576	September - 98
Electrode holder for laser treatment	0302314	June - 02
Electrode for laser treatment	0302315	June - 02

(TRADEMARK)
BRIEF	345494	August - 96
BRD	409677	July - 98
Lapex	500915	September - 01
Biomeridian	0522196	June - 02
Pulsecare	0538120	December - 02
Mcview	0531965	October - 02
McPulse (pending)	2002-29908	June - 02
Hemoscope (pending)	2001-38478	August - 01
Pulseview (pending)	2001-21430	May - 01
Pulsetron (pending)	2001-21431	May - 01

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

REGION	REGULATION	PRODUCTS APPROVED

Korea	KFDA	Meridian-II, ABR-2000, Lapex–2000, Digital Pulse Analyzer, Venus 21C , LipoLaser
China	SDA	Meridian-II, ABR – 2000, Lapex-2000
U.S.A	FDA	Meridian-II, Lapex-2000, ABR-2000, Digital Pulse Analyzer
South America	FIP	Meridian-II, ABR - 2000, Lapex-2000
International	ISO13485:2003	Quality Assurance System for DPA and Laser Therapy Device

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

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of contractual obligations

	Payments due (by period)
		Less than			more than
Contractual Obligations	Total	one year	1-3 years	3-5 years	5 years
Long-term debt obligations *	(won) 3,055,298,225		872,942,350	872,942,350	1,309,413,525
Debentures	(won) 1,500,000,000	-	428,571,428	428,571,428	642,857,144
Long-term accounts payable	(won) 466,613,432	-	466,613,432	-	-
Accrued severance benefits	(won) 50,530,967	50,530,967* *	unknown* *	unknown**	unknown* *

* See Note 12. “Long-Term Borrowings’

**The Company's estimated liability under the plan, equal to the amount which would be payable if all employees were to terminate at the balance sheet date, has been accrued according to the National Pension Law of Korea for employees with more than one year of service and who are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. On October 31, 2005, all employees other than Mr. Myeong, Hyeon Sung, CEO, were terminated and rehired on November 1, 2005. As a result, accrued severance benefits as of December 31, 2005 is 50,530,967 Won which represents the retirement allowance for the CEO. See “Accrued severance benefits” in Note 1.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

See Item 4.C.

B. Compensation

Name & Principal	Year	Salary ($)	Bonus ($)	Other Annual	All Other
Position				Compensation ($)	Compensation

Myeong, Hyeon-Seong	2001	45,500	Nil	Nil	Stock Option
(Director,	2002	47,541	Nil	Nil	Nil
President, CEO)	2003	49,329	Nil	Nil	Nil
	2004	51,342	Nil	NIl	Nil
	2005	58,217

Park, In Beom	2005	19,196	Nil	Nil	Nil
(Director, General Manager)

Hong, Sung Phil	2003	39,262	Nil	Nil	Nil
(Director and Vice President	2004	40,865	Nil	Nil	Nil
of Sales, resigned on March,06)	2005	23,168

Min, Jae -Ki	2002	Nil	Nil	Nil	Nil
(Statutory Auditor)	2003	Nil	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil
	2005	Nil	Nil	Nil	Nil

*Hyeon Seong Myeong was granted options for 4,130 shares of the Company's common stock at the price of $0.88 in February 2000 and for 2,218 shares at the price of 680 Won (approximately $0.67) in March 2001. Sang Yeul Park was granted options for 3,097 shares at the price of 1,000 Won in February 2000 and for 1,849 shares at the price of 680 Won in March 2001.

Compensation of Directors
Directors and directors who are also employees of the Company receive no extra compensation for their service on the Board of Directors of the Company.

Employment Contracts with employees and officers
The Company has not entered into any employment contracts, but anticipates entering into employment contracts with certain management and other key personnel.

C. Board practices

Not applicable

D. Employees

The Company has 15 employees in the following areas:

Department	Team Name	Number of Staff

Administration Department	The ministry of Finance and Economy	2
Business Headquarters	Sales Department	4
	Customer Support Team	2
	Business administration team	1
Research Institute		2
Production Department	Manufacturing Technical Team	2
	Purchasing Team	1
	Quality Guarantee Team	1
Total		15

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

Share ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2005, after taking into effect the Acquisition and the Stock Split of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Name and address of beneficial owner	Amount Stock	Percentage of	Percentage of
and position with the company	Beneficially Owned	Class as of Dec.31,2005	Class as of June 30, 2006

Myeong, Hyeong-seong.	971,500 common shares	3.09%	3.09%
(President, CEO and Director)
#997-4 Daechi-dong
Gangnam-gu, Seoul, Korea

Hong, Sung Phil.	80,450 common shares	0.26%	0.26%
(Director resigned on March,
2006)
4274 Kum Kwang-dong,
Jungwon-gu
SungNam city, KyungKi-do,
Korea

In Beom Park	Nil	Nil	Nil
(Director)
#603 605, JungSan town,
Ilsan-dong,
Ilsan-gu, Goyang-city,
KyungKi-do, Korea

Soon Woong Jang	Nil	Nil	Nil
(Director)
687-6 Sangoan-ri, Hongchun-eup,
Hongchun- kun, Kangwon-do,
Korea

Min, Jae-ki	Nil	Nil	Nil
(Statutory Auditor)
#997-4 Daechi-dong
Gangnam-gu Seoul, Korea

All officers and Directors as a
Group	1,051,950	3.35%	3.35%

On May 2, 2005, the board of directors of the Company authorized the return to treasury of 1,000,000 common shares issued to Edward Fitzpatrick.

On June 20, 2005, the Company issued 2,400,000 shares of common stock (par value won 100) in exchange for investor relations, marketing, and business management consulting services with the fair value to the Company of won 483,936,000. The shares issued were valued at the trading price of the company's common stock as of the date of authorization for the issuance.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2005 and June 30, 2006), by each person known to us to own beneficially more than five percent (5%) of our shares.

Name and address	Amount Stock	Percentage of Class	Percentage of Class	Number of
	Beneficially Owned	of Dec.31, 2005	of June 30,2006	Stock Option Held

Terasource Funds
including:
Terasource Kosdaq Venture Investment
(2,066,700 common shares);.	5,470,600 common shares	17.43%	17.43%	Nil
Terasource Venture Investment Capital
(403,900 common shares);
Terasource Venture Capital Fund 2
(1,070,270 common shares);
Terasource Venture Capital Fund 3
(1,551,350 common shares);
Terasource Venture Capital Fund 4
(378,380 common shares)
8FR Dongshin Bldg. 141-30
Samseong-dong, Kangnam-gu Seoul, Korea

The Hong Group of Companies
including:
Serome Investment Co. Ltd. (1,085,675shares),
151-7 Samseong-Dong ;	3,325,900 common shares	10.59%	10.59%	Nil
Kangnam-Gu Seoul Korea
Mok-Won Assets Management Co. Ltd
(1,375,000 shares),2004 Ho, Anam tower 702-10
Yuksam-dong Kangnam-ku, Seoul, Korea;
Bio & Medical Research Co. Ltd. (524,425 shares),
702-10 Yuksam-dong, Kangnam-ku, Seoul, Korea;
Ki-tae Hong (127,800 shares) and Hye-sook Lee
(213,000 shares)151-7 Samseong-Dong, Kangnam-Gu,
Seoul, Korea

Hsiu Chen Cheng.	1,850,000 common shares	5.89%	5.89%	Nil
12F, No. 388 Chun Shan E. Rd.,
Taipei, Taiwan

Related party transactions
There is no known relationship between any of the Directors and Officers of the Company with major clients or provider of essential products and technology.

In the event conflicts do arise the Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to the Company and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

The transactions between the Company and its subsidiaries are disclosed in the Note 14 to the consolidated financial statements.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information See "Item 18- Financial Statements"

Legal Proceedings
On February 27, 2004, the Company received approval for a debt rescheduling plan for a total of 4,697,927,000 Won ($4,651,413) from the Chooncheon District Court, Korea, whereby a group of creditors of the Company and a representative of the Company agreed to reschedule the payments on 4,697,927,000 Won ($4,651,413) of the Company's debt. An application for the rescheduling plan was subsequently filed with Chooncheon District Court and approved by the court on the same day.

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

B. Significant Changes
At an extraordinary general meeting of shareholders of the Company, on April 27, 2004, it was approved that the par value of the common stock of the Company be reduced from 200 Korean Won per share (equivalent to US$0.20 per share) to 100 Korean Won per share (equivalent to US$0.10 per share). The new par value was registered with the Korean registrar of companies on June 1, 2004 and will be effective as of July 1, 2004.

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

UNITED STATES FEDERAL INCOME TAXATION
The following is a general discussion of the material United States federal income tax consequences of purchasing, owning, and disposing the common shares if you are a U.S. Holder (as defined below) and hold the common shares as capital assets for United States federal income tax purposes. This discussion does not address all of the tax consequences relating to the ownership of the common shares, and does not take into account U.S. Holders subject to special rules including:

-	dealers in securities or currencies;
-	financial institutions;
-	tax-exempt entities;
-	banks;
-	life insurance companies;
-	raders in securities that elect to mark-to-market their securities;
-	persons that hold common shares as a part of a straddle or a hedging, or conversion transaction;
-	persons liable for the alternative minimum tax;
-	persons that actually or constructively owns 10% or more of our voting stock; or
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
Not Applicable

I. SUBSIDIARY INFORMATION
See Item 18. Notes to Financial Statements

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market Risk Disclosure
Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in market rates of interest and foreign exchange. The Company's primary market risk exposures are fluctuations in exchange rates, interest rates and equity prices. The Company is exposed to foreign exchange risk related to export sales denominated in foreign currency. All of the Company's export sales are denominated in U.S. Dollars, regardless of the currencies of the countries/regions in which the purchasers are located. For the year ended December 31, 2005, the Company had an aggregate 610,103,000 Won export sales, accounting for 43% of the Company's total revenues. The Company has no other significant foreign currency denominated revenue. As a result, changes in the foreign exchange rate between the Won and the Dollar may significantly affect the Company due to the effect of such changes on the amount of payment, denominated in Won, the Company receives from foreign purchasers on the export sales. As of December 31, 2005, all of the Company's liabilities are denominated in Won. Therefore, if the Won depreciates against the Dollar by 10% and all other variables are held constant from their levels for the year ended December 31, 2005, the Company estimates that the payment receivable from its overseas customers will decrease by approximately 61,010,300 Won in 2005. The Company is exposed to interest rate risk due to significant amounts of short-term and long-term debt. Upward fluctuations in interest rates increase the cost of additional debt. However, as of December 31, 2005, the Company had no floating rate borrowings. Currently the Company does not use any derivatives or other financial instruments to mitigate these risks discussed above.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
The Company currently has the default tax payment of 303,958,480 Won ($300,940) and interest payment of 271,168,545 Won ($268,483) to the federal tax office.

The details of the debt restructuring of the Company, which is disclosed in Item 8. and Note 1 to the consolidated financial statements in this report, were reported in the form 6-K filed on March 28, 2004.

ITEM 14. MATERIAL MODIFICATIONS TOTHE RIGHTS OFSECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable

ITEM 15. Controls and Procedures
Based on their evaluation as of December 31, 2005, the principal executive officers and directors of the Company have concluded that the disclosure controls and procedures of the Company as defined in 240.13a -15(c) and 240.15d -15(c) of the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

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

Item 16C. Principal Accountant Fees and Services
(a)Audit Fees: For the fiscal year 2004, The Company was charged 29,828,199 Won ( $29,532) by the former auditors for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for the fiscal year 2004.

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

(f)Percentage of work performed by persons other than the principal accountant's full-time, permanent employees: 0%

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
 Not Applicable

Part III

ITEM 17.
Not Applicable

ITEM 18. FINANCIAL STATEMENTS

Meridian Co., Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2005, 2004 and 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Meridian Co., LTD.

We have audited the accompanying consolidated balance sheet of Meridian Co., LTD., and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of operations and comprehensive loss, shareholders’ deficiency, and cash flows for the year ended December 31, 2005. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Meridian Co., LTD. and subsidiaries as of December 31, 2005, and the results of their operations and cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's significant operating losses and working capital deficit raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Choi, Kim & Park LLP

/s/ Choi, Kim & Park LLP
Certified Public Accountants
Los Angeles, California

August 9, 2006

MERIDIAN CO., LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2004, 2003 and 2002

with

INDEPENDENT AUDITORS' REPORT

Shinhan Accounting Corporation

AUDITORS' REPORT TO THE DIRECTORS OF:
MERIDIAN Co., Ltd.

We have audited the accompanying consolidated balance sheets of Meridian Co., Ltd. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying financial statements for the year ended December 31, 2002 was audited by other auditor whose report dated May 14, 2003, expressed an unqualified opinion thereon, including an explanatory paragraph describing conditions that raised substantial doubt about the Company's ability to continue as a going concern .

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those sta ndards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of mate rial misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial stateme nts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluatin g the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of M eridian Co., Ltd. and its subsidiary at December 31, 2004 and 2003, and the consolidated results of their operations, the changes in shar eholder’s equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. gener ally accepted accounting principles.

Without qualifying our opinion, we draw your attention to the following matters.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows fro m operations since inception and has current liabilities which significantly exceed its current assets that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's plans in regards to these matters are described in Note 1.

The Company has observed SEC regulations and U.S generally accepted accounting principles in the process of issuance of shares. How ever, as discussed in Note 15 to the consolidated financial statements, accounting principles. generally accepted in Korea vary in this res pect from U.S. generally accepted accounting principles.

Except for the 12,485,069 common shares issued through S-8 registrations, for acquisition of By George Holdings. and the October 21, 2004 shares for debt, which have not been included in the Korean Commercial Registration Office due to the different share issuance re quirements between the US and Korean Commercial Laws.

As discussed in Note 27 to the consolidated financial statements, after the issuance of our report on such consolidated financial stateme nts, management discovered certain errors in cash flows statement and revenue recognition policy in the note 2. As a result of correctin g action by managements, the Company revised cash flow statement and accounting policy for revenue recognition. There were no inco me effects in the consolidated financial statements as a result of the adjustments to correct these errors.

/s/ SHINHAN ACCOUNTING CORPORATION
Certified Public Accountant
Republic of Korea
May 13, 2005, except for Note 25 and 27, as to which the date is June 20, 2005 and Sep 16, 2005, respectively

II-Heung bldg. Suite #8
126-1 ChungMu-Ro 4Ka, Chung-Ku
Seoul, Korea

Meridian Co., Ltd.
Consolidated Balance Sheets
As of December 31, 2004 and 2005
(in Korean Won)

			(Note 3)
ASSETS	2004	2005	2005 (in USD)

Current assets :
Cash and cash equivalents (Note 2)	42,131,238	22,967,573	$22,740
Trade accounts and notes receivable - less allowance for doubtful accounts	525,980,674	333,683,893	330,380
of won 476,269,309 in 2004 and won 856,697,814(USD 848,216) in 2005 (Notes 5 and 20)
Short-term loans receivable - less allowance for doubtful accounts	55,661,875	18,069,407	17,891
of won 26,969,688 in 2004 and won 339,760,052(USD 336,396) in 2005 (Notes 4 and 20)
Other accounts receivable - less allowance for doubtful accounts	4,768,645	16,474,892	16,312
of won 67,143,325 in 2004 and won 67,143,325(USD 66,479) in 2005 (Note 5)
Inventories (Note 6)	695,996,105	488,455,654	483,619
Other current assets (Note 7)	188,614,870	1,749,446	1,732

Total current assets	1,513,153,407	881,400,865	872,674

Investments and other assets
Investments (Note 8)	13,400,744	29,327,328	29,037
Long-term and restricted bank deposits	41,084,873	-	-
Security deposits	106,153,940	20,103,104	19,904
			-
Total investments and other assets	160,639,557	49,430,432	48,941

Property, plant and equipment (Notes 2 and 9)
Land	928,107,490	-	-
Buildings	688,533,484	-	-
Furniture and fixture	793,821,678	795,798,438	787,919
Others	157,588,521	156,645,554	155,095
	2,568,051,173	952,443,992	943,014
Less accumulated depreciation	-1,076,383,667	-928,639,919	919,445

Property, plant and equipment, net	1,491,667,506	23,804,073	23,568

Intangible assets
Patents and trademarks (Note 10)	1,470,612	1,206,846	1,195

TOTAL ASSETS	3,166,931,082	955,842,216	$946,378

The accompanying notes are an integral part of these Consolidated Financial Statements.

(Continued)
Meridian Co., Ltd.
Consolidated Balance Sheets
As of December 31, 2004 and 2005
(in Korean Won)

			(Note 3)
LIABILITIES AND SHAREHOLDERS' DEFICIENCY	2004	2005	2005 (in USD

Current liabilities
Accounts payable - trade	207,983,876	283,184,066	280,380
Short-term borrowings (Note 11)	1,092,929,813	311,216,000	308,135
Accounts payable - other	1,091,521,244	1,164,041,285	1,152,516
Current portion of long-term accounts payable	557,282,037	919,649,439	910,544
Other current liabilities	347,819,964	958,521,286	949,031
Deferred warranty revenue	-	33,234,082	32,905

Total current liabilities	3,297,536,934	3,669,846,158	3,633,511

Long-term accounts payable	935,287,781	466,613,432	461,993
Long-term borrowings (Note 12)	3,511,114,657	4,555,298,225	4,510,196
Accrued severence benefits, net (Note 13)	144,773,769	50,530,967	50,031

Total liabilities	7,888,713,141	8,742,288,782	8,655,731

Commitments and contingencies	-	-	-

Minority interest	19,936,965	-	-

Shareholders' deficiency (Notes 14 and 15)
Common stock - par value 100 (won) per share; authorized 50,000 thousand shares;	2,999,398,400	3,139,398,400	3,108,315
issued and outstanding 29,994 thousand shares and 31,394 thousand shares at December 31, 2004 and December 31,2005, respectively
Additional paid-in capital	3,724,910,262	3,929,900,586	3,890,991
Appropriation for business rationalization (Note 15)	267,608,937	267,608,937	264,959
Accumulated deficit	-11,731,601,637	-15,125,695,937	-14,975,937
Accumulated other comprehensive income (loss)	-2,034,986	2,341,448	2,318
			-

Total shareholders' deficiency	-4,741,719,024	-7,786,446,566	-7,709,353

TOTAL LIABILITIES AND
SHAREHOLDERS' DEFICIENCY	3,166,931,082	955,842,216	$946,378

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd.
Consolidated Statements of Operations
For the Years Ended December 31, 2003, 2004 and 2005
(in Korean Won)

				(Note 3)
	2003	2004	2005	2005(in USD)

Sales (Notes 2, 20, and 22)	3,441,119,294	2,204,234,179	1,434,519,243	$1,420,316

Cost of sales	1,490,837,684	1,214,803,149	1,099,194,829	1,088,312

Gross profit	1,950,281,610	989,431,030	335,324,414	332,004

Selling, general and administrative expenses (Note 16)	3,460,603,690	2,461,664,811	2,293,172,188	2,270,468

Operating income (loss)	-1,510,322,080	-1,472,233,781	-1,957,847,774	-1,938,464

Other income (expense)

Interest income	2,455,770	563,502	2,307,562	2,285
Interest expense	-181,974,055	-404,848,608	-806,908,503	-798,919
Foreign exchange gain, net	-690,769	133,300	1,758,417	1,741
Other, net	-461,140,940	-180,761,770	-621,667,933	-615,513

Total other income (expense)	-641,349,994	-584,913,576	-1,424,510,457	-1,410,406

Minority interest in net loss of consolidated affiliates	-	-1,319,035	-32,951,097	-32,625

Income (loss) before income taxes	-2,151,672,074	-2,055,828,322	-3,349,407,134	-3,316,245

Net income (loss)	-2,151,672,074	-2,055,828,322	-3,349,407,134	$(3,316,245)

Weighted average number of common shares	18,094,211	22,199,701	31,603,847	31,603,847

Net loss per common share (Note 19)
- Basic	-119	-93	-106	$(0.105)

- Diluted	-119	-93	-106	$(0.105)

The accompanying notes are an integral part of these Consolidated Financial Statements

Meridian Co., Ltd.
Consolidated Statement of Changes in Shareholders' Deficiency
For the Years Ended December 31, 2003, 2004 and 2005
(in Korean Won)

					Accumulated
	Common Stock Issued		Additional		Other
			Paid-in	Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit	Income (Loss)	Total

Balance at December 31, 2002	17,182,583	3,436,516,600	982,908,797	-7,256,492,304	-31,974,847	-2,869,041,754
Issuance of common shares	1,968,901	393,780,200				393,780,200
Net income (loss)				-2,151,672,074		-2,151,672,074
Other comprehensive income (loss)
Foreign currency translation gain (loss)					26,373,551	26,373,551

Balance at December 31, 2003	19,151,484	3,830,296,800	982,908,797	-9,408,164,378	-5,601,296	-4,600,560,077
Reduction of capital stock		-1,915,148,400	1,915,148,400			-
Issuance of common shares	10,842,500	1,084,250,000	826,853,065			1,911,103,065
Net income (loss)				-2,055,828,322		-2,055,828,322
Other comprehensive income (loss)
Foreign currency translation gain (loss)					3,566,310	3,566,310

Balance at December 31, 2004	29,993,984	2,999,398,400	3,724,910,262	-11,463,992,700	-2,034,986	-4,741,719,024
Issuance of common shares	2,400,000	240,000,000	243,936,000			483,936,000
Return to treasury of shares of common stock	-1,000,000	-100,000,000	-70,656,000
Capital transaction by an equity method investee			31,710,324
Net income (loss)				-3,349,407,134		-3,349,407,134
Losses in excess of minority interests				-44,687,166
Other comprehensive income (loss)
Foreign currency translation gain (loss)					4,376,434	4,376,434

Balance at December 31, 2005	31,393,984	3,139,398,400	3,929,900,586	-14,858,087,000	2,341,448	-7,786,446,566

Balance at December 31, 2004	29,993,984	$2,969,701	$3,688,030	$-11,350,488	$-2,015	$-4,694,772
Issuance of common shares	2,400,000	237,624	241,521			479,145
Return to treasury of shares of common stock	-1,000,000	-99,010	-69,956
Capital transaction by an equity method investee			31,396
Net income (loss)				-3,316,245		-3,316,245
Losses in excess of minority interests				-44,245
Other comprehensive income (loss)
Foreign currency translation gain (loss)					4,333	4,333

Balance at December 31, 2005	31,393,984	$3,108,315	$3,890,991	$-14,710,978	$2,318	$-7,709,354

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2003, 2004 and 2005
(in Korean Won)

				(Note 3)
	2003	2004	2005	2005(in USD)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	-2,151,672,074	-2,055,828,322	-3,349,407,134	$(3,316,245)
Add (deduct) items not using (providing) cash
Depreciation	153,923,984	61,790,155	25,150,457	24,901
Provision for severance benefits	75,101,496	51,222,136	4,900,000	4,851
Provision for doubtful accounts	1,464,577,793	-16,629,671	541,642,061	536,279
Inventory write-down due to decline in market value	4,992,000	98,491,235	374,812,608	371,102
Amortization of intangible assets	546,626	546,626	263,766	261
Loss on disposal of property, plant and equipment	-	-	502,195,617	497,223
Equity in loss(gain) of investee	25,910,007	2,002,543	-14,071,478	-13,932
Service fee paid with issuance of stock	-	563,164,800	483,936,000	479,145
Cancellation of service fee paid with issuance of stock	-	-	-170,656,000	-168,966
Other	-	51,011,409	-30,392,479	-30,092
Changes in operating assets and liabilities, and other
Decrease (increase) in accounts receivable - trade	-301,663,358	-41,181,993	-167,706,466	-166,046
Decrease (increase) in accounts receivable - other	-1,362,740	-7,443,975	-11,706,247	-11,590
Decrease (increase) in inventory	-10,754,100	44,172,990	-167,272,157	-165,616
Decrease (increase) in other current assets	10,636,649	-150,603,391	186,865,424	185,015
Increase (decrease) in accounts payable - trade	36,902,587	93,059,052	75,200,190	74,456
Increase (decrease) in accounts payable - other	282,868,152	199,035,446	72,520,041	71,802
Increase (decrease) in other current liabilities	-166,687,764	158,039,246	756,994,548	749,500
Retirement and severance payment	-73,901,562	-38,261,718	-228,746,293	-226,481
Other	96,376,231	11,124,550	6,978,190	6,909
Sub-total	1,597,466,001	1,079,539,440	2,240,907,782	2,218,721

	-554,206,073	-976,288,882	-1,108,499,352	-1,097,524

CASH FLOWS FROM INVESTING ACTIVITIES :
Decrease in short-term financial instruments	222,500,000	-	-	-
Decrease in short-term loans	23,500,000	28,783,968	-	-
Decrease in long-term financial instruments	-	-	41,084,873	40678
Proceeds from sales of investment securities	2,612,000	-	-	-
Proceeds from sales of property, plant and equipment	28,171,609	3,442,824	946,751,152	937377
Increase in short-term loans	-384,608,871	-1,453,654	-144,046,346	-142620
Acquisition of property, plant and equipment	-11,084,762	-14,564,902	-6,233,793	-6172
Cash held by former subsidiaries	6,461,718	-	-	-
Changes in investments and other assets	26,295,681	-1,492,414	86,050,836	85199

	-86,152,625	14,715,822	923,606,722	914,462

CASH FLOWS FROM FINANCING ACTIVITIES :
Proceeds from issuance of common stocks	393,780,200	607,804,000	-	-
Proceeds from issuance of short-term borrowings	1,414,254,438	756,898,530	196,000,000	194059
Repayment of short-term borrowings	-849,898,501	-398,290,430	-	-
Repayment of current portion of long-term debt	-142,068,662	-	-	-
Repayment of long-term borrowings	-291,062,577	-	-30,271,035	-29971

	525,004,898	966,412,100	165,728,965	164,088

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	-115,353,800	4,839,040	-19,163,665	-18,974

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	152,645,998	37,292,198	42,131,238	41,714

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	37,292,198	42,131,238	22,967,573	$22,740

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

For the fiscal year ended December 31, 2005, the Company incurred a net loss of (WON) 3,349,407 thousand ((WON) 2,055,828 thousand for 2004 and (WON) 2,151,672 thousand for 2003) and net negative cash flow from operating activities of (WON) 1,108,499 thousand ((WON) 976,289 thousand for 2004 and (WON) 554,206 thousand for 2003). On August 4, 2003, the Company's banking privileges were suspended on its accounts of credit/bill by the KFTC (Korea Financial Telecommunications & Clearings Institute), which was established as a non-profit organization to build up and operate the Financial Information Network Systems (FINS) by integrating the Korea Clearing & Credit Reporting Center in charge of check clearing systems and the Korea Bank Giro Center in charge of bank giro systems.

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

Creditor	Amount of debt rescheduled
Woori Bank	391,787
SMI [ ] ABS Specialty Co., Ltd	1,000,000
Rainbow Specialty Securitization Co., Ltd	500,000
Korea Technology Credit Guarantee Fund	1,151,884
Small Business Corporation	300,000
Korea Foreign Exchange Bank	125,831
Shinhan Bank	41,612
Other	1,186,813

Total	4,697,927

Of the (WON) 4,697,927 thousand, (WON) 34,200 thousand is secured debt to a financial institution and will now be repaid over 7 years from 2007 to 2013; the Company will be exempt from paying interest already accrued, and future interest will accrue at 3.5% interest per annum. Of the (WON) 4,697,927 thousand, (WON) 813,933 thousand due to financial institutions is unsecured and will be repaid over 5 years from 2006 to 2010: the Company will be exempted from paying interest already accrued, and the future interest will accrue at the rate of 5% per annum. Accounts payable due to parties other than financial institutions will be repaid over 3 years from January 2005 to December 2007 and will be exempt from paying any interest.

The Company, however, has not paid 261,378,503 Won of accounts payable due to parties other than financial institutions and 271,168,545 Won of interest payment to financial institutions which were due on December 31 2005.

In January 2005, Woori Bank exercised its security right on the apartment owned by the Company. The total amount of (Won) 42,836,799 obtained from disposition of the property was paid to Woori Bank: (Won) 30,271,035 for debt principal, (Won) 12,565,764 for debt interest and other expense for the disposition.

In December 2005, Chohung Bank (Chohung Bank has been merged in Shinhan Bank as of April 1, 2006) exercised its security right on the land and building of the Company which it obtained before the execution of the debt rescheduling plan. Of the (Won) 883,307,581 obtained from disposition of the land and building, (Won) 423,186,652 was paid to pre-emptive creditors and (Won) 460,120,929 was paid to Chochung Bank for the debt interest. The principal debt of (Won) 1,074,454,603 to Chohung Bank has been included in the debt rescheduling plan.

The total amount of debt including principals and interests in the rescheduling plan is summarized below:

							(in Korean Won)
	2007	2008	2009	2010	2011	2012	2013	Total
Principal	650,756,889	650,756,889	650,756,889	650,756,889	650,756,889	650,756,889	650,756,891	4,555,298,225
Interest	159,435,438	136,658,947	113,882,456	91,105,965	68,329,473	45,552,982	22,776,491	637,741,752
Total	810,192,327	787,415,836	764,639,345	741,862,854	719,086,362	696,309,871	673,533,382	5,193,039,977

Note: 1,186,813 Won of accounts payable due to parties other than financial institutions will be repaid over 3 years from January 2005 to December 2007 and will be exempt from paying any interest. The Company, however, has not paid 261,378,503 Won of accounts payable due to parties other than financial institutions which were due on December 31 2005.

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

The Company had realized that the growth of its revenue would be difficult in its existing market and planned to develop new markets with new products. In February 2004, the Company received approval for a debt rescheduling plan and as a result, the Company was able secure fund by raising capital to develop new product. In October 2005, the Company introduced its new product, LipoLaser, in the market.

It has been only few months after it was introduced, but LipoLaser is already gaining its reputation in domestic market and attracting attention from many countries. LipoLaser is in the process for FDA clearance and expected to be cleared in the 4th quarter of 2006. The Company already started to sell LipoLaser in North American market through IRB (Institutional Review Board).

Digital Pulse Analyzer (DPA) was developed in 2002, but it was first recognized in the North American market from 2004. In 2004 and 2005, the Company sold average 200 units of DPA annually in US market and started to sell in domestic market in 2006.

With its new products, LipoLaser, and DPA, the Company targets (Won) 5,000,000,000 in Sales and (Won) 2,000,000,000 in net profit from the second half of 2006, and this will release the Company from cash flow pressure from 2007.

Despite the continuous decline in sales, the Company has been changing its business strategy. In the first half of 2006, sales of LipoLaser and DPA contribute more than 90% of the total sales revenue. However, since the size of new product sales is not large enough and the Company still lacks the experience on the new markets, there is no assurance that the Company will achieve its goal.

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

Changes of Consolidated Subsidiary

The consolidated financial statements include the accounts of the Company and its subsidiaries. The following table reflects the Company's ownership percentages and acquisition dates of its consolidated subsidiaries as at December 31, 2003, 2004 and 2005:

Subsidiary	Primary Business	Acquisition	Percentage ownership
		Date	2003	2004	2005
Meridian America Medicals, Inc.	wholesaler, retailer of medical equipment	March 4, 2002	100.00%	95.06%	75.76%

Rapha & Health Co., Ltd	"	September 29, 2005	-	-	100.00%

On February 15, 2005, in the increase of capital of Meridian America Medicals, Inc, the Company waived its right to take over the new stock. As a result of this transaction, the Company’s ownership was decreased from 95.06% to 75.76% .

On September 29, 2005, the Company acquired 100.00% of the share ownership in Rapha & Health Co., Ltd for (WON) 50,000,000 in cash.

On June 7 2006, Rapha & Health Co., Ltd changed its company name to, Meitian Co.

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

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including term deposits and short-term bonds which are readily convertible into known amounts of cash and have an original maturity of three months or less. For the purposes of the statements of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Financial Instruments

Long-term financial instruments are time deposits handled by financial institutions, which are restricted for withdrawals. The time deposit as of December 31, 2004 and 2005 is (WON) 40,454 thousand and nil, respectively. In addition, the Company has special deposit for the security of its checking account which is not being used as of December 31, 2005.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on analysises of individual accounts and past experience of collection. When circumstances indicate collection of an accounts receivable is doubtful, an allowance and a charge against earnings are recognized. When circumstances indicate collections of an accounts receivable is not to be realized, the outstanding accounts receivable and the associated allowance are written off.

Value - Added Taxes

Under the Korean Value-Added Tax ("VAT") law, the Company pays a 10% VAT on each purchase of VAT-taxable goods or services("input tax") and collects VAT from its customers equal to 10% of revenue("output tax"). The net amount is recorded as prepaid VAT, if the input tax is greater than the output tax, or VAT payable if the output tax is greater than the input tax.

Inventories

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. The cost of inventories is determined on the average cost method.

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

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash. The Company maintains cash accounts at seven financial institutions. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote. There are certain amounts included in cash which are restricted in use for pledging to Hongchun Tax Collector’s Office as of December 31, 2005

Credt risk associated with trade accounts receivable arises from the potential for customers and other debtors to default on their contractual obligations to the Company. The Company does not anticipate customers and other debtors will default on their obligations to an unusual extent. The Company limits its credit risk by granting credit only to customers and other debtors that are considered to be of high quality.

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

Depreciation is computed by the declining-balance method (buildings, structures: straight-line method) using rates based on useful lives of the respective assets as follows:

Useful lives (years)
Buildings	40
Machinery and equipment	4
Tools	4
Furniture and fixtures	4
Vehicles	4

Impairment of Long-Lived Assets

The Company reviews for the impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

No impairment loss is recognized in 2005.

Intangible Assets

Intangible assets, which consist of patents and trademarks, are stated at cost less accumulated amortization computed using the straight-line method over their estimated useful lives of 10 years.

Accrued Severance Benefits

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

On October 31, 2005, all employees other than Mr. Myeong, Hyeon Sung, CEO, were terminated and rehired on November 1, 2005. As a result,

accrued severance benefits as of December 31, 2005 is (WON)50,530,967 which represents the retirement allowance for the CEO.

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2003, 2004 and 2005, amounted to (WON) 9,754 thousand, (WON) 12,870 thousand and (WON) 12,180 thousand, respectively.

Research and Development Costs

Certain costs incurred in connection with the purchase of equipment and facilities used in the Company’s research and development activities are capitalized into property, plant and equipment, to the extent that they have alternative future uses. However, all other research and development costs are expensed as incurred. The Company has expensed (WON) 57,378 thousand, (WON) 183,567 thousand and (WON) 100,202 thousand during the years ended December 31, 2003, 2004 and 2005, respectively.

Advertising costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2003, 2004 and 2005 are (WON) 53,042 thousand, (WON) 30,749 thousand and (WON) 40,266 thousand, respectively.

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

The Company applies FASB No. 52, Foreign Currency Translation, for translating foreign currency into Korean WON in our consolidation of the financial statements. Upon consolidation of the Company’s foreign subsidiaries into the Company’s consolidated financial statements, any balances with the subsidiaries denominated in the foreign currency are translated at the exchange rate at year end. The financial statements of Meridian America Medical Inc. (‘MAMI”) have been translated based upon US Dollar as the functional currency. MAMI’s assets and liabilities were translated using the exchange rate at year end and income and expense items were translated at the average exchange rate for the year. The resulting translation adjustment was included in other comprehensive income (loss).

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

The Company has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date consistent with the provisions of SFAS123, the Company's net loss and loss per share for 2004 would have been increased to the pro forma amounts indicated below (in Korean WON):

2005
Net income (loss)
As reported	(-) 3,349,407,134
Pro forma	(-) 3,290,788,638
Basic earnings (loss) per share
As reported	(-) 106
Pro forma	(-) 104

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

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123R (SFAS 123R) – “Share-Based Payment”, which replaces SFAS 123 and APB 25 and requires the Company to measure compensation cost for all share-based payments at fair value. The Company plans to adopt SFAS 123R from January 1, 2006.

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs - An Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its results of operations and financial condition but does not expect it to have a material impact.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes” (“SFAS 154”), and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“FASB 3”). The new statement changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

3. United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean WON. These translations should not be construed as a representation that the Korean WON amounts shown could be converted, realized or settled in US dollars at this or any other rate. The US dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean WON amounts are expressed in US dollars at the rate of (WON) 1,010.0: US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2005. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

4. Short term loans receivable

Short-term loans receivable as of December 31, 2004 and 2005 are as follows (in thousands of Korean WON):

		Interest
	Maturity year		2004	2005
		rate
Sales Agent	-	-	43,387	212,329
Others	2005	0%	39,245	145,500
			82,632	357,829
Allowance for doubtful accounts			(26,970)	(339,760)
Net			55,662	18,069

Interest income arising from these loans has been classified as other income. Any provision for bad debts has been classified as non-trade bad debt expense as a component of other expenses.

5. Accounts Receivable

The following table presents accounts receivable as at December 31, 2004 and 2005 (in thousands of Korean WON):

Account	2004	2005
Trade	1,002,250	1,190,382
Others	71,912	83,618

Sub total	1,074,162	1,274,000
Allowance for doubtful accounts	(543,412)	(923,841)
Accounts Receivable, net	530,750	350,159

6. Inventories

Inventories are comprised of the following as at December 31, 2004 and 2005 (in thousands of Korean WON):

	2004	2005
Merchandise	297,888	156,131
Finished goods	105,395	84,488
Work-in-process	125,293	184,437
Raw material	167,420	63,399
	695,996	488,455

Merchandise consists of medical equipment, medical supplies and electronic equipment purchased and held for resale by the Company. Finished goods are comprised principally of oriental and alternative medical equipments manufactured by the Company.

7. Other Current Assets

Other current assets as of December 31, 2004 and 2005 are as follows (in thousands of Korean WON):

Account	2004	2005
Advanced payment	180,897	691
Prepaid income taxes	69	4
Prepaid expenses	3,653	-
Other	3,996	1,054
Total	188,615	1,749

8. Investments in Nonconsolidated Affiliates

The Company accounts for investments in which it exerts significant influence over using the equity method. The Company’ ownerships as of December 31, 2004 and 2005 are as follows:

	2004	2005
Beijing Meridian Medicals Equipment Co.,Ltd.	25.00%	25.00%

On November 10, 2001, the Company acquired 45% of the share ownership in Beijing Meridian Medicals Equipment Co., Ltd. ("Beijing Meridian") for (WON) 76,955,623 in cash. The changes of ownership percentage occurred in 2003 and 2002 when Beijing Meridian increased its issued capital stock. The carrying amounts of investments as of December 31, 2004 and 2005 are as follows (in thousands of Korean WON):

	2004	2005
Beijing Meridian Medicals Equipment Co.,Ltd	13,401	29,327

9. Property, Plant and Equipment

Property, plant and equipment are comprised of the following at December 31, 2004 and 2005 (in thousands of Korean WON):

	2004	2005
Land	928,107	-
Buildings	693,733	-
Machinery	49,716	54,661
Vehicles	54,773	54,085
Tools	47,900	47,900
Furniture and fixtures	793,822	795,798

Less accumulated depreciation	(1,076,383)	(928,640)
Property, plant and equipment, net	1,491,668	23,804

Depreciation expenses for the years ended December 31, 2003, 2004 and 2005 are (WON) 153,924 thousand, (WON) 61,790 thousand and (WON) 25,150 thousand.

In January 2005, Woori Bank exercised its security right on the apartment owned by the Company. The total amount of (Won) 42,836,799 obtained from disposition of the property was paid to Woori Bank: (Won) 30,271,035 for debt principal, (Won) 12,565,764 for debt interest and other expense for the disposition.

In December 2005, Chohung Bank (Chohung Bank has been merged in Shinhan Bank as of April 1, 2006) exercised its security right on the land and building of the Company which it obtained before the execution of the debt rescheduling plan. Of the (Won) 883,307,581 obtained from disposition of the land and building, (Won) 423,186,652 was paid to pre-emptive creditors and (Won) 460,120,929 was paid to Chochung Bank for the debt interest. The principal debt of 1,074,454,603 Won to Chohung Bank has been included in the debt rescheduling plan.

10. Intangible Assets

Intangible assets are comprised of the following at December 31, 2005 and 2004 (in thousands of Korean WON):

Patents and trademarks	2004	2005
Acquisition cost	5,466	5,466
Less accumulated amortization	(3,996)	(4,259)
Intangible assets, net	1,470	1,207

Amortization expenses for the years ended December 31, 2003, 2004 and 2005 are (WON) 547 thousand, (WON) 547 thousand and (WON) 264 thousand.

11. Short-Term Borrowings

Details of Company’s short-term borrowings as of December 31, 2004 and 2005 are as follows (in thousands of Korean WON):

	Annual
Creditor		2004	2005
	interest rate

Chohung Bank	-	977,714	-
Medison Co., Ltd.	-	1,216	1,216
Other	-	114,000	310,000
		1,092,930	311,216

12. Long-Term Borrowings

Details of Company’s long-term borrowings as of December 31, 2004 and 2005 are as follows (in thousands of Korean WON):

Creditor	Annual	Final maturity	2004	2005
	interest rate

Chohung Bank (Note a)	3.5%	December 31, 2013	96,741	1,074,455
Korea Technology Credit	3.5%	December 31, 2013	1,151,884	1,151,884
Guarantee Fund
Korea Foreign Exchange	3.5%	December 31, 2013	125,831	125,831
Bank
Woori Bank	3.5%	December 31, 2013	391,787	361,516
Small Business	3.5%	December 31, 2013	300,000	300,000
Corporation
Shinhan Bank	3.5%	December 31, 2013	41,612	41,612
SMI [ ] ABS Specialty	3.5%	December 31, 2013	1,000,000	1,000,000
Co., Ltd. (Note b)
Rainbow Specialty Sec	3.5%	December 31, 2013	500,000	500,000
Co., Ltd. (Note b)

Less portion due within			(96,741)	-
one year
Long-term portion			3,511,114	4,555,298

In accordance with a court-approved rescheduling plan, the above rescheduled long-term borrowings are to be repaid over 10 years beginning 2007 to 2013, after a 3-year grace period.

(Note a) Chohung Bank has been merged in Shinhan Bank as of April 1, 2006.

(Note b) The Company had issued two series of non-guaranteed corporate bonds in 2001. As discussed in Note 1, the Company received an approval for debt rescheduling plan including debentures. According to that approval, two series of debentures were reclassified to long-term borrowings and the Company extended the maturity date of those long-term borrowings to December 31, 2013 with a reduced interest rate (3.5% per annum). Details of debentures (reclassified to long-term debt) as of December 31, 2004, are as follows (in thousands of Korean WON):

		Rescheduled		Original
	Amount	Interest rate	Maturity	Interest rate	Maturity

1st debentures	1,000,000	3.5%	December	12.15%	January 31,
			31, 2013		2003

2nd debentures	500,000	3.5%	December	13.92%	August 14,
			31, 2013		2004
	1,500,000

The repayment schedule for long-term debts as of December 31, 2005 is as follows (in thousands of Korean WON):

2005	2006	2007	2008	Thereafter
-	-	650,757	650,757	3,253,784

13. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2004 and 2005 are summarized as follows (in Korean WON):

	2004	2005
Estimated severance liability at beginning of year	265,480,042	278,440,460
Provision	51,222,136	36,400,932
Payments	(38,261,718)	(260,247,225)
Transferred on disposal of subsidiary	-	-
Transfer to National Pension Fund	(20,607,547)	(4,063,200)
		-
Less current portion	(113,059,144)	-
Net balance at end of year	144,773,769	50,530,967

14. Shareholders’ Equity

The Company’s capital stock consists entirely of common stock with a par value of (WON) 100 and the number of authorized, issued and outstanding shares as of December 31, 2004 and 2005 are as follows (in Korean WON):

	2004	2005
Authorized shares	50,000 thousand	50,000 thousand
Issued and outstanding shares	29,994 thousand	31,394 thousand
Par value	100	100

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

On June 20, 2005, the Company issued 2,400,000 shares of common stock (par value WON 100) in exchange for investor relations and marketing services with the fair value to the Company of WON 483,936,000. The shares issued were valued at the trading price of the company's common stock as of the date of authorization for the issuance.

The Company has legally issued its shares and complied with the filing requirements pursuant to the SEC regulations. Except for the 13,885,159 common shares issued through S-8 registrations, for acquisition of By George Holdings. and the October 21, 2004 shares for debt, which have not been included in the Korean Commercial Registration Office due to the different share issuance requirements between the US and Korean Commercial Laws. The numbers of outstanding shares and capital stock as of December 31, 2005 in SEC and in Korean Commercial Registration Office are as follows (in thousands of Korean WON, except for number of outstanding shares):

	SEC	Korean Commercial
		Registration Office
Number of outstanding shares	31,393,984	17,508,825
Capital Stock	3,139,398	1,750,883

However, the rights and interests of the holders of these shares are not different from those of other shareholders.

15. Appropriation for Business Rationalization

The Company has appropriated (WON) 267,608,937 of retained earnings for future investment and business rationalization. The appropriation was a legal requirement in Korea until 2001 when the applicable statute was repealed. There are presently no restrictions on the use of the appropriation.

16. Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the years ended December 31, 2004 and 2005 are as follows (in Korean WON):

	2004	2005
Salaries	552,666,633	515,207,598
Provision for retirement and severance benefits	33,175,384	28,682,927
Other employee benefits	74,597,350	53,946,138
Travel	9,947,114	7,663,750
Entertainment	3,845,815	4,504,538
Advertising	30,749,116	40,266,019

Research and development	183,567,322	100,201,919
Communications	21,964,125	16,847,049
Commissions and fees	1,170,015,502	869,622,033
Insurance	9,104,835	9,953,765
Transportation	66,733,649	39,313,102
Depreciation	21,991,546	8,740,599
Amortization	546,626	263,766
Taxes and dues	41,528,220	16,399,062
Bad debt expenses	-	360,003,247
Rent	83,108,735	114,345,745
Miscellaneous	158,122,839	107,210,931

Total	2,461,664,811	2,293,172,188

17. Income Taxes

Income (loss) before income taxes and tax provision comprises the followings (in thousands of Korean WON):

	2003	2004	2005
Income (loss) before income taxes	(-) 2,151,672	(-) 2,055,828	(-) 3,349,407
Income taxes – Current	-	-	-
Income taxes – Deferred	-	-	-

Total income taxes	-	-	-

The Company is subject to corporate income tax and resident surtax normally at an aggregate rate of 14.3% on taxable income up to (WON) 100,000,000 and 27.5% on taxable income over that amount. However, there were no income taxes-current because the Company had net losses for income tax purposes for the years ending December 31, 2003, 2004 and 2005.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets (liabilities) as of December 31, 2004 and 2005 are as follows (in thousands of Korean WON):

	2004	2005
Temporary differences	1,088,245	1,231,487
Tax credit carry forwards	1,971,580	2,317,463
Net loss carry forwards for tax purpose	315,212	131,448
Total deferred income tax assets (liabilities)	3,375,037	3,680,398
Less – Valuation allowance for deferred tax assets	(3,375,037)	(3,680,398)

Net deferred tax assets (liabilities)	-	-

As of December 31, 2005, the Company has net operating loss carryforwards for income tax purposes, tax credit carryforwards and deductible accumulated temporary differences as showed above table. Realization of the future tax benefits related to the deferred tax asset is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reserves, the outlook for the Korean economic environment and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion and has determined that valuation allowance was required as of December 31, 2005 and 2004. Therefore, the management concluded that 100% of valuation allowance is recorded in the Company’s financial statements with the reason for the remote possibility to generate future taxable income within the period during which the all temporary differences reserve due to the continuing loss from its inception.

18. Stock Options

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

Details of stock option rights granted by the Company as of December 31, 2005, are presented below (in Korean WON):

	Type of
Grant	Options	Exercise	Fair	Service	Exercisable
	Stock
Date	Outstanding	Price	Value	Period	Period
	Options
	Issuance of			February,	February,
February	common			2000	2003
	206,475	500	295
23, 2000	stock			to January,	to January,
				2003	2007

	Issuance of			March,	March,
March	common			2001	2004
	147,875	340	607
19, 2001	stock			to February,	to February,
				2004	2008
	354,350

19. Earnings (loss) Per Share

Earnings (loss) per share is computed by dividing net income by the weighted-average number of shares outstanding during the year.

Diluted earnings (loss) per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company has potentially dilutive common shares as of December 31 2004 and 2005, however there were no dilutive effects as of December 31, 2003, 2004 and 2005. Therefore, earnings per share is the same as diluted earnings per share.

Earnings (loss) per share for the years ended December 31, 2003, 2004 and 2005 are calculated as follows (in thousands of Korean WON, except for per share amount and number of shares):

	2003	2004	2005
Net income (loss) as reported	(2,151,672)	(2,055,828)	(3,349,407)
on the income statements
Weighted-average number	18,094,211	22,199,701	31,603,847
of common shares outstanding
Earnings (loss) per share	(119)	(93)	(106)

20. Related Party Transactions

Significant transactions and account balances which occurred in the normal course of business with related companies, Beijing Meridian Medicals Equipment Co., Ltd and Meridian Asia Co., Ltd. as of and for the years ended December 31, 2004 and 2005 are summarized as follows (in thousands of Korean WON):

	Transaction or
Related party		2004	2005	Description
	Account balance
Beijing Meridian	Account receivable			Sales of product
Medical Equipment	– trade	27,817	-
Co., Ltd.	Short-term loans	37,791	-	Loan

Meridian Asia	Sales	346	-	Sales of product
Co.,Ltd.

21. Statement of Cash Flows

(a) Transactions Not Involving Cash

Significant non-cash investing and financing activities for the year ended December 31, 2005 are summarized as follows (in thousands of Korean WON):

Short-term borrowings transferred to long-term borrowings	977,713
Current portion of long-term debt transferred to long-term borrowings	96,741
Long-term accounts payable transferred to current portion of long-term debt	221,373

(b) Interest and Income Taxes Paid and Received

Interest and income taxes paid and received in cash for the years ended December 31, 2003, 2004 and 2005 are as follows (in thousands of Korean WON):

	2003	2004	2005
Cash paid for interest	151,799	202,198	649,382
Cash refunded (paid) for income tax	-	-	-
Cash received for interest	2,456	462	39

22. Segment Information

In 2005, the Company operated in a one industry segment, the development and manufacture of alternative medical equipments. The Company's identifiable assets are located in one geographic area, the Republic of Korea (also known as South Korea). Sales revenue is attributable to geographic locations based on the location of the customer, as follows (in thousands of Korean WON):

	2004	2005
Export
U.S.A	707,917	576,699
South Asia	-	-
China	29,153	6,458
Other	946	26,946
	738,016	610,103

Domestic Sales	1,466,218	824,416
	2,204,234	1,434,519

23. Risk and Uncertainties

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
Date: August 18 , 2006