Form 20-F
period 2006-12-31
MERIDIAN CO LTD
filed 2007-07-16
CIK 1135174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(MARK ONE)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF

1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ or __________

Commission file number: 0-32359

MERIDIAN CO., LTD.
(Exact name of registrant as specified in its charter)

The Republic of Korea
(Jurisdiction of incorporation or organization)

3F, Poonglim Tech-one B/D, 273-10, Seongsu-Dong 2ga, Seongdong-Gu, Seoul Korea 133-120 (Tel: 82-2-2103-3300)
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: None

Name of each exchange on which registered: Not applicable

Securities registered or to be registered pursuant to section 12(g) of the act:

Common shares with par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common shares outstanding December 31, 2006: 31,393,984

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]        Accelerated filer [   ]        Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has selected to follow. Item 17 [   ]   Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2
of the Exchange Act). Yes [   ] No [X]

TABLE OF CONTENTS

References
Currency Translation

References

All references to "Korea" herein are references to The Republic of Korea. All references to "Meridian," the "Company", "we," "us" or "our" herein are references to Meridian Co., Ltd. All references to the "Government" are references to the government of Korea. All references to the "shares" are references to the Company's issued common shares of par value Won 100 (US $0.09 at December 29, 2006 and US $0.09 at June 29, 2007).

Currency Translation

In this annual report, references to "Won" or "W" are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won, translated into U.S. dollars and presented in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2004, 2005 and 2006. Solely for the convenience of the reader and to improve clarity, certain Items in this annual report contain translations of certain Won amounts into Dollars at specified rates. All translations from Won to Dollars were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 29, 2006, which was Won 930 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See also Item 3, Key Information, Exchange Rates Information, for information regarding the rates of exchange between the Won and the Dollar. On June 29, 2007 the noon buying rate was Won 922.6 to US$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT

See Item 4.C.

B. ADVISERS
Not Applicable

C. AUDITORS
Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. Selected financial data

The selected consolidated financial and other data set forth below should be read in conjunction with the audited consolidated financial statements of Meridian Co., Ltd. as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 are derived from the audited consolidated financial statements of Meridian, which have been audited by Choi, Kim and Park LLP, independent accountants (for the fiscal year ended December 31, 2006 and 2005), by ShinHan Accounting Corporation, independent accountants (fiscal years ended December 31, 2004 and 2003), and by SamDuk Accounting Corporation, independent accountants (fiscal years ended December 31, 2002).

Our consolidated financial statements are compiled in Won, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

Meridian Co., Ltd. and Subsidiaries
Condensed Consolidated Statements of Operations
For the years ended December 31, 2006, 2005, 2004, 2003 and 2002
(Korean Won (~~W~~) in thousands, except per share amounts)

		2002		2003		2004		2005		2006	2006 (in USD)

Sales	~~W~~	4,373,897	~~W~~	3,441,119	~~W~~	2,204,234	~~W~~	1,434,519	~~W~~	1,526,828	$1,641,750
Cost of sales		2,379,436		1,490,837		1,214,803		1,099,194		591,819	636,364
Gross profit		1,994,462		1,950,282		989,431		335,325		935,009	1,005,386
Operating expenses		3,892,035		3,460,603		2,461,664		2,293,172		1,186,416	1,275,715
Operating loss		(1,897,574)		(1,510,322)		(1,472,233)		(1,957,847)		(251,407)	(270,329)
Other income (expense)		(1,710,582)		(641,349)		(584,913)		(1,424,510)		(83,600)	(89,892)
Minority interest in net loss of
consolidated subsidiaries		-		-		1,319		32,951		10,260	11,032

Income (loss) before income taxes	~~W~~	(3,608,157)	~~W~~	(2,151,672)	~~W~~	(2,055,827)	~~W~~	(3,349,406)	~~W~~	(324,747)	$(349,189)
Income taxes		-		-		-		-		-	-
Net income (loss)		(3,608,157)		(2,151,672)		(2,055,827)		(3,349,406)		(324,747)	(349,189)

Weighted average number of common
shares		16,472,700		18,094,211		22,199,701		31,603,847		31,393,984	31,393,984

Basic and diluted loss per common share	~~W~~	(219)	~~W~~	(119)	~~W~~	(93)	~~W~~	(106)	~~W~~	(10)	$(0.011)

Condensed Consolidated Balance Sheets
As of December 31, 2006, 2005, 2004, 2003, and 2002
(Korean Won (~~W~~) in thousands)

		2002		2003		2004		2005		2006	2006(1) (in USD)

Cash and cash equivalents	~~W~~	159,825	~~W~~	37,292	~~W~~	42,131	~~W~~	22,967	~~W~~	2,387	$2,566
Accounts receivable		1,315,325		548,485		586,411		368,226		453,747	487,899
Inventories		872,074		838,660		695,996		488,455		371,209	399,149
Other current assets		390,455		38,011		188,614		1,749		21,337	22,943

Total current assets		2,737,679		1,462,448		1,513,152		881,397		848,680	912,557
Property, plant and equipment, net		1,793,937		1,542,335		1,491,667		23,804		16,546	17,791
Investments and other assets		239,076		170,398		162,109		50,636		104,792	112,678

TOTAL ASSETS	~~W~~	4,770,692	~~W~~	3,175,181	~~W~~	3,166,928	~~W~~	955,837	~~W~~	970,018	$1,043,026

Trade accounts payable and current debt	~~W~~	5,965,714	~~W~~	4,000,839	~~W~~	3,297,536	~~W~~	3,669,845	~~W~~	5,085,477	$5,468,251
Long-term borrowings		1,732,840		3,774,904		4,591,176		5,072,441		3,984,116	4,283,995
Minority interest		-		-		19,936		-		-	-
Shareholders' deficiency		(2,927,858)		(4,600,560)		(4,741,719)		(7,786,449)		(8,099,575)	(8,709,220)

TOTAL LIABILITIES AND
SHAREHOLDERS' DEFICIENCY	~~W~~	4,770,692	~~W~~	3,175,181	~~W~~	3,166,928	~~W~~	955,837	~~W~~	970,018	$1,043,026

(1) For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won) 930.0 to US$ 1.00, the noon buying rate in effect on December 29, 2006 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

Exchange rate information
The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of a U.S. dollar in Won. No representation is made that the Won or Dollar amounts referred to herein could have been or could be converted into Dollars or Won, as the case may be, at any particular rate, or at all.

	AT DECEMBER 31		ANNUAL	ANNUAL
YEAR	(Dec. 29 in 2006)	ANNUAL AVERAGE RATE PER $1.00 US	HIGH	LOW
2002	1186	1242.1	1332	1160.6
2003	1192	1193.0	1262	1146.0
2004	1035.1	1139.3	1195.1	1035.1
2005	1010	1023.8	1059.8	997

2006	930	954.3	1002.9	913.7

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

In February 2004, the Company received approval for a debt restructuring plan for a total of 4,697,927,000 Won from the Chooncheon District Court, Korea, whereby a group of creditors of the Company and a representative of the Company agreed to reschedule the payments on 4,697,927,000 Won of the Company's debt.

In January 2005, Woori Bank exercised its security right on the apartment owned by the Company. The total amount of 42,836,799 Won obtained from disposition of the property was paid to Woori Bank: 30,271,035 Won for debt principal, 12,565,764 Won for debt interest and other expense for the disposition. After the disposition of this property, total amount in the debt restructuring plan except 1,186,813 Won of accounts payable due to parties other than financial institutions was 3,480,843,000 Won.

In December 2005, Chohung Bank (Chohung Bank has been merged in Shinhan Bank as of April 1, 2006) exercised its security right on the land and building of the Company which it obtained before the execution of the debt restructuring plan. From 883,307,581 Won obtained from disposition of the land and building, 423,186,652 Won was paid to pre-emptive creditors including accrued wages, and 460,120,929 Won was paid to Chochung Bank for the debt interest. The principal debt of 1,074,454,603 Won to Chohung Bank has been included in the debt restructuring plan.

After the disposition of the land and building, total amount in the debt restructuring plan except 1,186,813 Won of accounts payable due to parties other than financial institutions was 4,555,298,225 Won.

The total amount of debt including principals and interests in the restructuring plan is summarized below:

		2007		2008		2009		2010		2011		2012		2013		Total
Principal	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,756	~~W~~	4,555,298
Interest		159,435		136,659		113,883		91,106		68,329		45,553		22,777		637,742
Total	~~W~~	810,192	~~W~~	787,416	~~W~~	764,640	~~W~~	741,863	~~W~~	719,086	~~W~~	696,310	~~W~~	673,533	~~W~~	5,193,040

Note: Accounts payable due to parties other than financial institutions will be repaid over 3 years from January 2005 to December 2007 and will be exempt from paying any interest. The Company, however, has not paid 882,343 thousand Won of accounts payable due to parties other than financial institutions and 405,496 thousand Won of interest payment to financial institutions which were due on December 31, 2006.

In June, 2004, the Company received funds of US$530,000.00 from investors through an equity financing whereby, the Company issued 3,312,500 common shares of the Company to three non-U.S. investors at the price of US$0.16 per share.

In March 2007, the Company raised 517,000,000 Won from eighteen non-U.S. investors for total 933,506 common shares at the price of 554 Won per share and warrants to purchase133,358 common shares at 950 Won per share.

In June 2007, the Company raised US$350,000 from one non-U.S. investor for 700,000 common shares at the price of US$0.50 per share.

The Company intends to raise additional financing through the issuance of debt or equity instruments. However, if the Company's efforts are not successful, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company anticipates that losses may continue
For the year ended December 31, 2006 the Company had a net loss of 324,747 thousand won ($349,189) and an accumulated deficit of 15,450,443 thousand won ($16,613,376). The Company recognizes the possibility of incurring losses for the foreseeable future. The extent of future losses will depend, in part, on the amount of growth in revenues from the Company's products. The Company expects that operating costs will increase during the next several years, especially in the areas of sales and marketing, product development and general and administrative expenses as it pursues its business strategy. Thus, the Company will need to generate increased revenues faster than the rate of growth in costs to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by corresponding increases in revenues, or if it is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurance that the Company will sustain profitability or that its operating losses will not increase in the future.

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

-	the reduction, restructuring or cancellation of customer orders.

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
- volatile stock prices; and
- higher unemployment.

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

Compliance with corporate governance regulations could increase the cost of our operations
As a result of changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of corporate governance and securities disclosure or compliance practices. The Company expects that the on-going implementation of these regulations will further increase its legal compliance costs and will make some activities more time consuming. The Company is presently planning and implementing regulatory developments and cannot estimate the magnitude of additional costs it may incur as a result of such developments in connection with its future implementation of Section 404 of the Sarbanes-Oxley Act of 2002, which governs.

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

The Company's corporate head office is located at 3F, Poonglim Tech-one B/D, 273-10, Seongsu-Dong 2ga, Seongdong-Gu, Seoul Korea 133-120.

In February 2004, the Company received an approval for a debt restructuring plan for a total of 4,697,927,000 Won from Chooncheon District Court, Korea. The adjusted period of payment is generally 7 years after 3 years of grace period.

B. Business Overview
Meridian is an established leader in the research, development, manufacturing, and marketing of integrative medical devices in the healthcare industry. Integrative medicine combines both Western and Eastern expertise in order to obtain the highest quality and standard. The Company has grown substantially and has established subsidiaries in China and Los Angeles and in 2004 signed an exclusive distribution agreement with a corporation in Vancouver, B.C., Canada. With over 28.5 million dollars in revenue to date, Meridian continues to expand and secure its position as a global leader of integrative medical devices.

With a dynamic research and development team, Meridian is at the forefront in the development of cutting edge medical technologies. The Company presently holds a total of 5 registered and pending patents, 2 design rights and 7 trademarks and has received 4 FDA 510(k) clearances for their medical devices. In order to distribute worldwide, Meridian has also gained 3 SDA approvals in China and 3 FIP approvals in South America. Successfully marketed in Korea, USA and China, Meridian continues to provide its superior product line to a growing number of clients worldwide. Meridian has over 1500 clients, which include physicians, hospitals, healthcare professionals, medical device manufacturers, and health and fitness centers.

The Company currently sells five different products to healthcare practitioners throughout the domestic and overseas market. These include DPA (Digital Pulse Analyzer), Lapex-2000, Lapex-2000 LipoLaser, ABR-2000, and Meridian II.

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

On February 15, 2005, in the capital increase of Meridian America Medicals, Inc, Meridian Co., Ltd. waived its right to take over the new stock. As a result of this transaction, Meridian Co., Ltd.’s ownership was decreased from 95.06% to 75.76% .

On September 29, 2005, the Company acquired 100.00% of the share ownership in Rapha & Health Co., Ltd for 50 million Won in cash.

On June 7, 2006, Rapha & Health Co., Ltd changed its name to Meitian Co., Ltd.

As of December 31, 2006, the Company achieved more than $2.8 Million in sales to the U.S. market through its Los Angeles subsidiary and expects a further significant increase in sales to the United States in the next year.

Products of the Company

MERIDIAN LINE OF PRODUCTS

The Meridian line of products includes DPA (Digital Pulse Analyzer), Lapex-2000, Lapex-2000 LipoLaser, ABR-2000 and Meridian II.

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

The DPA (Digital Arterial Pulsewave Analyzer) has the additional feature of measuring heart rate variability(HRV), which gives a good indication of the condition of the autonomic nervous system. The software has the capability to store all of the patient's data. The structure is configured with a DPA console, SpO2 electrode, computer software with WINDOWS base.

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

Features:
Advanced digital semiconductor laser, solid curative effect, semi-permanent
No other supplies are necessary
Non-invasive laser
Practical for small spaces, easy to move

Structure:
Point Laser Probe : Trigger Point Monitoring Function and Applying Laser to Trigger Point
Multi Laser Probe : To address the largely affected parts at once
LIB (Laser Irradiation of Blood) probe: Non-invasive irradiation of venous blood, easy to operate, solid curative effect

LAPEX-2000 LIPOLASER

LipoLaser is a modified version of the Lapex-2000 specifically to target the growing obesity market. The LipoLaser's non-invasive treatment is considered one of the most innovative methods of body contouring to liquefy adipose tissue under skin layer, and the demand for this type of treatment is expected to grow rapidly, not only in the plastic surgery profession, but in any clinical and aesthetic setting, such as spas and wellness centers, that treat localized body fat deposits which may not have responded to diet and exercise.

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

ASPECTS MERIDIAN-II DESCRIPTION

Features
Point finder (ARC)
MS WINDOWS 98
Acupuncture Point finder (ARC) / Better curative effect (UPM)
Easy operation (TOUCH SCREEN)
Single body design

Structure
Main body: CART in exclusive use PC:
CPU: P-233MHz, MEMORY: 32MB, HDD: 6.4GB
OS: WINDOWS 98, CD ROM: 40X, VGA AGP 4MB

Industry Background

The medical instruments industry is characterized by low-volume production of various medical equipments and apparatus. It contains components from a diverse range of industries such as electronics, advanced materials and information technology and includes the fields of physics, chemistry, biology and medicine. In many countries, government support is provided in the medical instruments industry as a priority industry. This industry tends to be technology-intensive, low energy consuming and non-polluting.

Size of Industry

World Medical Device Market

The demand for medical devices is influenced by an increasing patient population and the focus on health care cost containment and preventative therapies. Medical devices include a broad range of surgical devices and equipment used in cardiovascular, orthopedics, respiratory, ophthalmic, neurology, urinary, disposable, infection and more. The global medical device market was valued at over $177 billion in 2005, of which $85 billion was generated from the U.S. market.

The U.S. is still the largest medical device market and leads the world in advanced medical technologies. The U.S. medical device industry is expected to grow at a compound annual growth rate of 6.4 percent between 2005 and 2010. It will continue to develop new innovative devices in minimal invasive surgery, cardiovascular, and orthopedic implants. However, cost containment constraints in the healthcare system have contributed to hospital cutbacks in medical device purchases.

The medical device industry outside of the U.S. has grown significantly in recent decades. During the 1980s, foreign markets accounted for less than 25 percent of the global medical device industry. Today, it represents over 50 percent. Latin America and Asia (excluding Japan) are the fastest growing regions in medical devices. (Medical Market & Technology Information, March 2007, Medical Device Intelligence)

Cardiovascular Device Market (U.S.)

According to US Medical Device Outlook, May 2005 published by Frost & Sullivan, the total revenue generated from medical device market in the U.S. was close to $68 billion in 2004. The revenue in the U.S. medical device market is expected to grow average 11.7% annually until 2011. The revenue from cardiovascular devices was the highest, $12.5 billion and it was more than 23% of the total revenue. With the expected annual growth rate at 16.8% until 2011, the cardiovascular device industry is expected to be remaining the biggest industry in the U.S. medical device market for next several years. (Medical Market & Technology Information, March 2007, Medical Device Intelligence)

Medical Laser Market

The global medical laser market was valued at $2.5 Billion in 2004. This market has the expected average annual growth rate at 8.9% between 2001 and 2010 and the expected market value in 2010 is $4.3 Billion. (Medical Laser Systems, Aug.2005, Global Industry Analysts, Inc.)

The U.S. medical laser market was valued at $1.5 Billion in 2004. This market has the expected average annual growth rate at 8.87% between 2001 and 2010 and the expected market value in 2010 is $2.6 Billion.

The European medical laser market was valued at $606 Million in 2004. This market has the expected average annual growth rate at 9.33% between 2001 and 2010 and the expected market value in 2010 is $1 Billion.

The Japanese medical laser market was valued at $221 Million in 2004. This market has the expected average annual growth rate at 7.63% between 2001 and 2010 and the expected market value in 2010 is $350 Million.

C. ORGANIZATIONAL STRUCTURE
Meridian Co., Ltd. was incorporated under the laws of Korea on April 19, 1994 as a private company. The Company operates from its both corporate head office and manufacturing plant are located at 3F, Poonglim Tech-one B/D, 273-10, Seongsu-Dong 2ga, Seongdong-Gu, Seoul Korea 133-120.

The Company currently has two subsidiaries. The following table reflects the acquisition dates and Meridian Co., Ltd.'s ownership percentages of its consolidated subsidiaries as at December 31, 2004, 2005 and 2006:

			Acquisition	Percentage ownership at December 31,
Subsidiary	Country of Incorporation	Primary Business	Date	2004	2005	2006
Meridian America Medicals, Inc.	USA	Wholesale and retail of medical equipment	March 4, 2002	95.06%	75.76%	75.76%

Meitian Co., Ltd	Korea	"	September 29, 2005	-	100.00%	100.00%

On February 15, 2005, in the capital increase of Meridian America Medicals, Inc, Meridian Co., Ltd. waived its right to take over the new stock. As a result of this transaction, Meridian Co., Ltd.’s ownership was decreased from 95.06% to 75.76% .

On September 29, 2005, the Company acquired 100.00% of the share ownership in Rapha & Health Co., Ltd for 50 million Won in cash.

On June 7, 2006, Rapha & Health Co., Ltd changed its name to Meitian Co., Ltd.

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

SOON WOONG JANG, Director (appointed as a director on March, 2006)
Mr. Jang graduated from Korea University in South Korea with Agriculture as his major. From 1988 to 19892 he was the Business Manager for Hyundai Department Store, subsidiary of KeumKang Development Industrial Co., Ltd. He established Samgong Distribution Co., Ltd., wholesale distributor, and had been a CEO of Samgong until 2003. From 2001 he has been a vice president of Korea E-commerce Association. On March 31, 2006, he was appointed a Director of Meridian.

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

A. Operating Results

Year comparisons between 2006, 2005, and 2004
For the year ended December 31, 2006, the Company achieved sales revenue of 1,526,828 thousand Won ($1,641,750) resulting in a gross profit of 935,009 thousand Won ($1,005,386) compared with sales revenues of 1,434,519 thousand Won that resulted in a gross profit of 335,325 thousand Won for the year ended December 31, 2005 and sales revenues of 2,204,234 thousand Won that resulted in a gross profit of 989,431 thousand Won for the year ended December 31, 2004. Although the sales revenue in 2006 has only 6.4% increase from 2005 and was still lower than 2004, the gross profit in 2006 has increased by 179% from 2005 and has only 5.5% decrease from 2004. Moreover, the gross margin in 2006 was 61.2% compared with 23.4% in 2005 and 44.9% in 2004. The large increases for gross profit and gross margin were due to successful transition of the Company’s target market and its products that were generating higher margins. Sales of the Company’s new products, LipoLaser and DPA was 85% of the total sales revenue in 2006 compared with 56% in 2005 and 18% in 2004.

The Company's operating loss has decreased to 251,407 thousand Won ($270,329) in 2006 from a loss of 1,957,847 thousand Won in 2005 and from a loss of 1,472,233 thousand Won in 2004. The decrease in the operating loss in 2006 from 2005 and 2004 was due primarily to increase in sales revenues and gross margin and reduction in operating expenses. 48% decrease in total selling, general and administrative expenses from 2005, in spite of the increase of sales revenue by 6.4%, was mainly due to elimination of bad debt expenses and reduction of commission and fees.

For the research and development, the Company has expensed 183,567 thousand Won, 100,202 thousand Won and 75,310 thousand Won during the years ended December 31, 2004, 2005 and 2006, respectively. In the same period, working capital decreased to 4,237,797 thousand Won in deficit in 2006 from working capital of 2,788,448 thousand Won in deficit in 2005 and 1,784,384 thousand Won in deficit in 2004.

The Company has appropriated 267,608 thousand Won of retained earnings for future investment and business rationalization. The appropriation was a legal requirement in Korea until 2001 when the applicable statute was repealed. There are presently no restrictions on the use of the appropriation for business rationalization.

B. Liquidity and capital resources

The following table sets forth the summary of our cash flows for the periods indicated:

		For the Years Ended December 31,
		2004		2005		2006	2006(1)
		(in thousands of Korean Won and U.S Dollar)
Net cash provided by (used in) operating activities	~~W~~	(976,289)	~~W~~	(1,108,499)	~~W~~	(165,145)	U.S. $ (177,577)
Net cash provided by (used in) investing activities		14,716		923,606		125,565	135,017
Net cash provided by (used in) financing activities		966,412		165,729		19,000	20,430
Net increase(decrease) in cash		4,839		(19,164)		(20,580)	(22,130)
Cash at beginning of period		37,292		42,131		22,967	24,696
Cash at end of period		42,131		22,967		2,387	2,566

Note:

(1) For the convenience of the reader, the Won amounts are expressed in U.S. dollars at the rate of Won 930.0 to U.S.$1.00, the noon buying rate announced by the Federal Reserve Bank of New York on December 29, 2006.

Our primary source of liquidity is cash flow from financing activities.

Net cash used in operating activities was Won 165,145 thousand in 2006, Won 1,108,499 thousand in 2005 and Won 976,289 thousand in 2004. We have not been able to generate positive cash flow from operating activities over the last three years as we have recorded net losses in each year.

Net cash provided by investing activities was Won 125,565 thousand in 2006, mainly due to the decrease in short-term loans. We generated positive cash flow from investing activities of Won 923,606 thousand in 2005, primarily from proceeds from the sale of our plant and equipment in 2005. Net cash provided by investing activities was Won 14,716 thousand in 2004.

Net cash provided by financing activities was Won 19,000 thousand in 2006 and Won 165,729 thousand in 2005, mainly due to the issuance of short-term borrowings. Net cash provided by financing activities was Won 966,412 million in 2004, reflecting the increase in our capital stock.

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

Proprietary Technology and Other Intellectual Properties
The Company has 5 registered and pending patents, 2 design rights and 7 trademarks at the Korea Industrial Property Office. The Company also has 1 pending patent under the Patent Cooperation Treaty as well as in the United States and Japan. The Company believes that Korean intellectual property laws and regulations afford owners of intellectual property protections similar to those enjoyed by owners of intellectual property in the United States. Korean intellectual property laws were amended at the end of 1995 to harmonize them with the Trade-Related Aspects of Intellectual Property Rights Agreement.

The Company's registered patents are summarized in the following table:

TECHNOLOGY DESCRIPTION	REGISTRATION NUMBER	DATE OF REGISTRATION

(PATENTS)
Diagnostic device using the electric
features of the human body	130791	November - 97
Automatic detection of
meridians by probe device	210233	April - 99
Pulse formation analysis device	0368021	December - 02
Laser beam irradiation device	0457964	January - 03
Adipose Resolve Apparatus for
Low-Power LASER: Korea	0653441	March – 06
Adipose Resolve Apparatus for
Low-Power LASER: PCT (pending)	PCT – KR20061000694	May – 06
Adipose Resolve Apparatus for
Low-Power LASER: USA (pending)	11-577356	May – 07
Adipose Resolve Apparatus for
Low-Power LASER: Japan (pending)	50700808042	May - 07

(DESIGN)
Electrode holder for
laser treatment	0302314	June - 02
Electrode for laser treatment	0302315	June - 02

(TRADEMARK)
BRIEF	345494	August - 96
BRD	409677	July - 98
Lapex	500915	September - 01
Biomeridian	0522196	June - 02
Pulsecare	0538120	December - 02
Mcview	0531965	October - 02
Meridian CI Logo	0685047	November 06

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

REGION	REGULATION	PRODUCTS APPROVED

Korea	KFDA	Meridian-II, ABR-2000, Lapex–2000 (LipoLaser), Digital Pulse Analyzer
China	SDA	Meridian-II, ABR – 2000, Lapex-2000
U.S.A	FDA	Meridian-II, Lapex-2000, ABR-2000, Digital Pulse Analyzer Lapex-2000 LipoLaser (pending)
South America	FIP	Meridian-II, ABR - 2000, Lapex-2000
EU	CE EMC, CE LVD	Lapex-2000 (Lapex BCS)
International	ISO13485:2003 ISO13485:CMDCAS	Quality Assurance System for DPA and Laser Therapy Device

D. Trend information

The operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in Korea and in the Asia Pacific region. The curtailed economic activity in the Company's traditional markets resulted in a significant decline in the Company's sales, production and inventory from 2003 to 2005. The Company is actively seeking to expand its sales into new markets, principally the United States. From 2005, the Company is in transition of its target market, mainly preventive medicine and medical laser market with LipoLaser and DPA. In 2006 these two products contributed 85% of the total sales revenue.

E. Off-balance sheet arrangements

Not applicable

F. Tabular disclosure of contractual obligations

		Payments due (by period) (Korean Won (~~W~~) in thousands)
				Less than						more than
Contractual Obligations		Total		one year		1-3 years		3-5 years		5 years
Long-term debt obligations (1)	~~W~~	3,055,298	~~W~~	436,471	~~W~~	872,942	~~W~~	872,942	~~W~~	872,943
Debentures(2)		1,500,000		214,286		428,571		428,571		428,572
Long-term accounts payable		465,149		465,149		-		-		-

(1) See Note 12. “Long-Term Borrowings”

(2) The Company had issued two series of non-guaranteed corporate bonds in 2001. The Company received an approval for debt restructuring plan including debentures. As a result, two series of debentures were reclassified to long-term borrowings and the Company extended the maturity date of those long-term borrowings to December 31, 2013 with a reduced interest rate (3.5% per annum).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

See Item 4.C.

B. Compensation

Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	All Other Compensation
Myeong, Hyeon-Seong (Director, President, CEO)	2001 2002 2003 2004 2005 2006	45,500 47,541 49,329 51,342 58,217 63,548	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Stock Option Nil Nil Nil Nil Nil
Park, In Beom (Director, General Manager)	2005 2006	19,196 28,710	Nil Nil	Nil Nil	Nil Nil
Soon Woong Jang (Director, appointed on March,06)	2006	Nil	Nil	Nil	Nil
Hong, Sung Phil (Director, resigned on March,06)	2004 2005 2006	23,168 23,168 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Yeon Moon Kang (Statutory Auditor, appointed on March 07)
Min, Jae -Ki (Statutory Auditor, resigned on March 07))	2004 2005	Nil Nil	Nil Nil	Nil Nil	Nil Nil

*Hyeon Seong Myeong was granted options for 4,130 shares of the Company's common stock at the price of 1000 Won in February 2000 (expired in January 2007) and for 2,218 shares at the price of 680 Won in March 2001 (expiring in February 2008).

Compensation of Directors

Directors and directors who are also employees of the Company receive no extra compensation for their service on the Board of Directors of the Company.

Employment Contracts with employees and officers

The Company has not entered into any employment contracts, but anticipates entering into employment contracts with certain management and other key personnel.

C. Board practices

Not applicable

D. Employees

The Company has 20 employees in the following areas:

Department	Team Name	Number of Staff

Administration Department	The ministry of Finance and Economy	4
Business Headquarters	Sales Department	4
	Customer Support Team	2
	Business administration team	1

Research Institute		3
Production Department	Manufacturing Technical Team	4
	Purchasing Team	1
	Quality Guarantee Team	1
Total		20

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

On February 23, 2000, the Company granted stock options to its executive officers, directors and 16 employees to purchase 496,850 shares of its common stock at a price of 1000 Won per share. Stock options granted to its executive officers and directors will vest on February 23, 2003 and are exercisable until February 22, 2007. On March 19, 2001, the Company granted stock options to its executive officers, directors and 13 employees to purchase 425,250 common shares at an exercise price of Won 680 per share. The options will vest on March 19, 2004 and are exercisable until March 18, 2008.

Share ownership

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2006 and June 30, 2007, after taking into effect the Acquisition and the Stock Split of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

Name and address of beneficial owner	Amount Stock	Percentage of	Percentage of
and position with the company	Beneficially Owned	Class as of Dec.31,2006	Class as of June 30, 2007

Myeong, Hyeong-seong. (President, CEO and Director) #997-4 Daechi-dong Gangnam-gu, Seoul, Korea	971,500 common shares	3.09%	2.94%
In Beom Park (Director) #603 605, JungSan town, Ilsan-dong, Ilsan-gu, Goyang-city, KyungKi-do, Korea	Nil	Nil	Nil
Soon Woong Jang (Director) #122-75 Noranggin dong, Dongjak-gu, Korea,	Nil	Nil	Nil

All officers and Directors as a Group	971,500	3.09%	2.94%

In March 2007, the Company raised 517,000,000 Won from eighteen non-U.S. investors for total 933,506 common shares at the price of 554 Won per share and warrants to purchase133,358 common shares at 950 Won per share.

In June 2007, the Company raised US$350,000 from one non-U.S. investor for 700,000 common shares at the price of US$0.50 per share.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2006 and June 30, 2007), by each person known to us to own beneficially more than five percent (5%) of our shares.

Name and address	Amount Stock	Percentage of Class	Percentage of Class	Number of
	Beneficially Owned	of Dec.31, 2006	of June 30,2007	Stock Option Held

Terasource Funds
including:
Terasource Kosdaq Venture Investment
(2,066,700 common shares);.	5,470,600 common shares	17.43%	16.56%	Nil
Terasource Venture Investment Capital
(403,900 common shares);
Terasource Venture Capital Fund 2
(1,070,270 common shares);
Terasource Venture Capital Fund 3
(1,551,350 common shares);
Terasource Venture Capital Fund 4
(378,380 common shares)
8FR Dongshin Bldg. 141-30
Samseong-dong, Kangnam-gu Seoul, Korea

The Hong Group of Companies
including:
Serome Investment Co. Ltd. (1,085,675shares),
151-7 Samseong-Dong ;	3,325,900 common shares	10.59%	10.07%	Nil
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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information See "Item 18- Financial Statements"

Legal Proceedings
On February 27, 2004, the Company received approval for a debt restructuring plan for a total of 4,697,927,000 Won from the Chooncheon District Court, Korea, whereby a group of creditors of the Company and a representative of the Company agreed to reschedule the payments on 4,697,927,000 Won of the Company's debt. An application for the restructuring plan was subsequently filed with Chooncheon District Court and approved by the court on the same day.

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

In March 2007, the Company raised 517,000,000 Won from eighteen non-U.S. investors for total 933,506 common shares at the price of 554 Won per share and warrants to purchase133,358 common shares at 950 Won per share.

In June 2007, the Company raised US$350,000 from one non-U.S. investor for 700,000 common shares at the price of US$0.50 per share.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Price History

The common shares of the Company began trading on the OTC Bulletin Board on February 13, 2002 under the symbol MRDAF. The following table sets forth the high and low sales of prices of our common shares on the OTC Bulletin Board for the periods indicated.

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)
Annual Highs and Lows
2002	2.57	0.025
2003	0.51	0.065
2004	0.58	0.2
2005	0.48	0.2
2006	0.74	0.11

Quarterly Highs and Lows
2005
First Quarter	0.48	0.26
Second Quarter	0.46	0.27
Third Quarter	0.35	0.21
Fourth Quarter	0.4	0.2
2006
First Quarter	0.26	0.17
Second Quarter	0.31	0.17
Third Quarter	0.55	0.11
Fourth Quarter	0.74	0.35

Monthly Highs and Lows
2007
January	0.55	0.4
February	0.59	0.45
March	0.82	0.5
April	0.8	0.72
May	0.79	0.7
June	0.87	0.7

The transfer of our common shares is managed by our transfer agent, Pacific Corporate Trust Company, 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.689.9853; Facsimile: 604.689.8144) .

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are quoted on the Over-the-Counter Bulletin Board (as they have been quoted since February 13, 2002). Our symbol is "MRDAF" and our CUSIP number is Y6020X 10 3.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issuer

Not applicable.

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
Not Applicable

I. SUBSIDIARY INFORMATION
See Item 18. Notes to Financial Statements

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Disclosure
Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in market rates of interest and foreign exchange. The Company's primary market risk exposures are fluctuations in exchange rates, interest rates and equity prices. The Company is exposed to foreign exchange risk related to export sales denominated in foreign currency. All of the Company's export sales are denominated in U.S. Dollars, regardless of the currencies of the countries/regions in which the purchasers are located. For the year ended December 31, 2006, the Company had an aggregate 597,996 thousand Won export sales, accounting for 39.1% of the Company's total revenues. The Company has no other significant foreign currency denominated revenue. As a result, changes in the foreign exchange rate between the Won and the Dollar may significantly affect the Company due to the effect of such changes on the amount of payment, denominated in Won, the Company receives from foreign purchasers on the export sales. As of December 31, 2006, all of the Company's liabilities are denominated in Won. Therefore, if the Won depreciates against the Dollar by 10% and all other variables are held constant from their levels for the year ended December 31, 2006, the Company estimates that the payment receivable from its overseas customers will decrease by approximately 59,800 thousand Won ($64,300) in 2006. The Company is exposed to interest rate risk due to significant amounts of short-term and long-term debt. Upward fluctuations in interest rates increase the cost of additional debt. However, as of December 31, 2006, the Company had no floating rate borrowings. Currently the Company does not use any derivatives or other financial instruments to mitigate these risks discussed above.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
 Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
The Company currently has the default tax payment of 365,430,354 Won ($392,936) to the federal tax office and the default interest payment of 412,395,921 Won ($443,436).

The details of the debt restructuring of the Company, which is disclosed in Item 8. and Note 1 to the consolidated financial statements in this report, were reported in the form 6-K filed on March 28, 2004.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not Applicable

ITEM 15. CONTROLS AND PROCEDURES
Based on their evaluation as of December 31, 2006, the principal executive officers and directors of the Company have concluded that the disclosure controls and procedures of the Company as defined in 240.13a -15(c) and 240.15d -15(c) of the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

There were no significant changes in internal controls or in other factors of the Company that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 20-F. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken or may occur and not be detected.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
(a)Audit Fees: For the fiscal year 2005, the Company was charged 58,654,200 Won ($60,500) for professional services rendered by its auditors for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for the fiscal year 2005.

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

(f)Percentage of work performed by persons other than the principal accountant's full-time, permanent employees: 0%

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not Applicable

Part III

ITEM 17. FINANCIAL STATEMENTS
The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINACIAL STATEMENTS

Meridian Co., Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2006, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Meridian Co., Ltd.

We have audited the accompanying consolidated balance sheets of Meridian Co., Ltd., and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ deficiency, and cash flows for the years ended December 31, 2006 and 2005. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Meridian Co., Ltd. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and cash flows for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Choi, Kim & Park LLP

Los Angeles, California
Certified Public Accountants

June 28, 2007

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

/s/ SHINHAN ACCOUNTING CORPORATION
Certified Public Accountant
Republic of Korea
May 13, 2005, except for Note 25 and 27, as to which the date is June 20, 2005 and Sep 16, 2005, respectively

II-Heung bldg. Suite #8
126-1 ChungMu-Ro 4Ka, Chung-Ku
Seoul, Korea

Meridian Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2005 and 2006
(Korean Won (~~W~~) in thousands)

					2006 (in USD)
A S S E T S		2005		2006	(Note 3)

Current assets :
Cash and cash equivalents (Note 2)	~~W~~	22,967	~~W~~	2,387	$2,566
Trade accounts receivable - less allowance for doubtful accounts
of 856,698 in 2005 and 571,968 (USD 615,019) in 2006 (Notes 2 and 5)		333,683		413,228	444,331
Short-term loans - less allowance for doubtful account
of 339,760 in 2005 and 218,485 (USD 234,930) in 2006 (Notes 4 and 20)		18,069		-	-
Other accounts receivable - less allowance for doubtful account
of 67,143 in 2005 and 3,020 (USD 3,247) in 2006 (Note 5)		16,474		40,519	43,568
Inventories (Notes 2 and 6)		488,455		371,209	399,149
Other current assets (Note 7)		1,749		21,337	22,943

Total current assets		881,397		848,680	912,557

Property, plant and equipment, net (Notes 2 and 9) :		23,804		16,546	17,791

Investments and other assets
Investments (Notes 2 and 8)		29,327		27,316	29,372
Security deposits		20,103		76,533	82,293
Patents and trademarks, net of amortization (Note 2 and 10)		1,206		943	1,013

Total investments and other assets		50,636		104,792	112,678

TOTAL ASSETS	~~W~~	955,837	~~W~~	970,018	$1,043,026

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Accounts payable - trade	~~W~~	283,184	~~W~~	242,482	$260,733
Short-term borrowings (Note 11)		311,216		330,216	355,070
Accounts payable - other		1,164,041		1,509,461	1,623,076
Current portion of long-term accounts payable		919,649		1,278,761	1,375,011
Current portion of long-term borrowings (Note 12)		-		650,757	699,738
Other current liabilities		958,521		1,035,343	1,113,272
Deferred warranty revenue		33,234		38,457	41,351

Total current liabilitie		3,669,845		5,085,477	5,468,251

Long-term accounts payable		466,613		1,464	1,574
Long-term borrowings (Note 12)		4,555,298		3,904,541	4,198,431
Accrued severence benefits (Notes 2 and 13)		50,530		78,111	83,990

Total liabilitie		8,742,286		9,069,593	9,752,246

Minority interest		-		-	-

Shareholders' deficiency (Notes 14 and 15)
Common stock - par value 100 WON per share; 50 million shares authorized
31,394 thousand shares issued and outstanding at December 31, 2005 and 2006		3,139,398		3,139,398	3,375,696
Additional paid-in capita		3,929,900		3,929,900	4,225,698
Appropriation for business rationalization (Note 15		267,608		267,608	287,750
Accumulated deficit		(15,125,696)		(15,450,443)	(16,613,376)
Accumulated other comprehensive income		2,341		13,962	15,012

Total shareholders' deficiency		(7,786,449)		(8,099,575)	(8,709,220)

TOTAL LIABILITIES AND
SHAREHOLDERS' DEFICIENCY	~~W~~	955,837	~~W~~	970,018	$1,043,026

The accompanying notes are an integral part of these Consolidated Financial Statement

Meridian Co., Ltd. and Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31, 2004, 2005 and 2006
(Korean Won (~~W~~) in thousands, except per share amounts

							2006 (in USD)
		2004		2005		2006	(Note 3)

Sales (Notes 2 and 22)	~~W~~	2,204,234	~~W~~	1,434,519	~~W~~	1,526,828	$1,641,750
Cost of sales		1,214,803		1,099,194		591,819	636,364
Gross profit		989,431		335,325		935,009	1,005,386
Selling, general and administrative expenses (Notes 2 and 16)		2,278,097		2,192,971		1,111,107	1,194,738
Research and development (Note 2)		183,567		100,201		75,309	80,977
Operating loss		(1,472,233)		(1,957,847)		(251,407)	(270,329)
Other income (expense)
Interest income		563		2,307		30	32
Interest expense		(404,848)		(806,908)		(246,523)	(265,078)
Foreign transaction gain(loss), net		133		1,758		(9,029)	(9,708)
Other, net		(180,761)		(621,667)		171,922	184,862
Total other income (expense)		(584,913)		(1,424,510)		(83,600)	(89,892)
Minority interest in net loss of consolidated subsidiaries		1,319		32,951		10,260	11,032
Loss before income taxes		(2,055,827)		(3,349,406)		(324,747)	(349,189)
Income taxes (Notes 2 and 17)		-		-		-	-
Net loss	~~W~~	(2,055,827)	~~W~~	(3,349,406)	~~W~~	(324,747)	$(349,189)

Weighted average number of common shares		22,199,701		31,603,847		31,393,984	31,393,984
Loss per common share (Notes 2 and 19)
- Basic and diluted	~~W~~	(93)	~~W~~	(106)	~~W~~	(10)	$(0.011)

The accompanying notes are an integral part of these Consolidated Financial Statemen

Meridian Co., Ltd. and Subsidiaries
Consolidated Statement of Changes in Shareholders' Deficiency
For the Years Ended December 31, 2004, 2005 and 2006
(Korean Won (~~W~~) in thousands, except shares data)

									Accumulated
	Common Stock Issued				Additional				Other
					Paid-in		Accumulated		Comprehensive
	Shares		Amount		Capital		Deficit		Income (Loss)		Total

Balance at January 1, 2004	19,151,484		3,830,296		982,909		(9,408,168)		(5,601)		(4,600,564)

Reduction of capital stock	-		(1,915,148)		1,915,148		-		-		-
Issuance of common shares	10,842,500		1,084,250		826,853		-		-		1,911,103
Net income (loss)	-		-		-		(2,055,827)		-		(2,055,827)
Other comprehensive income (loss):
Cumulative translation adjustment	-		-		-		-		3,566		3,566
Balance at December 31, 2004	29,993,984		2,999,398		3,724,910		(11,463,995)		(2,035)		(4,741,722)

Issuance of common shares	2,400,000		240,000		243,936		-		-		483,936
Return to treasury of shares of common stock	(1,000,000)		(100,000)		(70,656)		-		-		(170,656)
Capital transaction by an equity method investee	-		-		31,710		-		-		31,710
Net income (loss)	-		-		-		(3,349,406)		-		(3,349,406)
Losses in excess of minority interests	-		-		-		(44,687)		-		(44,687)
Other comprehensive income (loss):
Cumulative translation adjustment	-		-		-		-		4,376		4,376
Balance at December 31, 2005	31,393,984		3,139,398		3,929,900		(14,858,088)		2,341		(7,786,449)

Net income (loss)	-		-		-		(324,747)		-		(324,747)
Other comprehensive income (loss):
Cumulative translation adjustment	-		-		-		-		11,621		11,621
Balance at December 31, 2006	31,393,984	~~W~~	3,139,398	~~W~~	3,929,900	~~W~~	(15,182,835)	~~W~~	13,962	~~W~~	(8,099,575)

Balance at December 31, 2005 (in U.S. Dollar) (Note 3)	31,393,984		$3,375,696		$4,225,698		$(15,976,437)		$2,516		(8,372,527)

Net income (loss)	-		-		-		(349,189)		-		(349,189)
Other comprehensive income (loss):
Cumulative translation adjustment	-		-		-		-		12,496		12,496
Balance at December 31, 2006	31,393,984		$3,375,696		$4,225,698		$(16,325,626)		$15,012		$(8,709,220)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2004, 2005 and 2006
(Korean Won (~~W~~) in thousands)

							2006 (in USD)
		2004		2005		2006	(Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	~~W~~	(2,055,827)	~~W~~	(3,349,406)	~~W~~	(324,747)	$(349,189)
Adjustments to reconcile loss from operations to net cash used for operating activities
Depreciation		61,790		25,150		8,763	9,423
Provision for severance benefits		51,222		4,900		36,710	39,473
Bad debt expenses(recovery), net		(16,629)		541,642		(201,352)	(216,508)
Inventory write-down due to decline in market value		98,491		374,812		-	-
Amortization of intangible assets		546		263		263	283
Loss on disposal of property, plant and equipment		-		502,195		-	-
Equity in loss(gain) of investee		2,002		(14,071)		483	519
Service fee paid with issuance of stock		563,164		483,936		-	-
Cancellation of service fee paid with issuance of stock		-		(170,656)		-	-
Other		51,011		(30,392)		5,223	5,616
Changes in operating assets and liabilities
Decrease (increase) in trade accounts receivable		(41,181)		(167,706)		(69,745)	(74,995)
Decrease (increase) in other accounts receivable		(7,443)		(11,706)		40,078	43,095
Decrease (increase) in inventory		44,172		(167,272)		117,246	126,071
Decrease (increase) in other current assets		(150,603)		186,865		(19,588)	(21,062)
Increase (decrease) in accounts payable - trade		93,059		75,200		(40,701)	(43,765)
Increase (decrease) in accounts payable - other		199,035		72,520		307,420	330,559
Increase (decrease) in other current liabilities		158,039		756,994		(106,036)	(114,017)
Severance payments		(38,261)		(228,746)		-	-
Other		11,124		6,979		80,838	86,920
Sub-total		1,079,538		2,240,907		159,602	171,612

		(976,289)		(1,108,499)		(165,145)	(177,577)

CASH FLOWS FROM INVESTING ACTIVITIES :
Decrease in short-term loans		28,783		-		145,500	156,452
Decrease in long-term financial instruments		-		41,084		-	-
Proceeds from sales of property, plant and equipment		3,442		946,751		-	-
Increase in short-term loans		(1,453)		(144,046)		-	-
Acquisition of property, plant and equipment		(14,564)		(6,233)		(1,505)	(1,618)
Changes in investments and other assets		(1,492)		86,050		(18,430)	(19,817)

		14,716		923,606		125,565	135,017

CASH FLOWS FROM FINANCING ACTIVITIES :
Proceeds from issuance of common stocks		607,804		-		-	-
Proceeds from short-term borrowings		756,898		196,000		30,000	32,258
Repayment of short-term borrowings		(398,290)		-		(11,000)	(11,828)
Repayment of long-term borrowings		-		(30,271)		-	-

		966,412		165,729		19,000	20,430

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT		4,839		(19,164)		(20,580)	(22,130)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		37,292		42,131		22,967	24,696

CASH AND CASH EQUIVALENTS AT END OF YEAR	~~W~~	42,131	~~W~~	22,967	~~W~~	2,387	$2,566

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

1. Nature of Operation and Going Concern

Meridian Co., Ltd. was incorporated on April 19, 1994 under the laws of the Republic of Korea ("Korea") and is currently engaged in the manufacturing and selling of alternative medical equipment in domestic and overseas markets.

The accompanying consolidates financial statements include the accounts of Meridian Co., Ltd., the parent company, and its consolidated subsidiaries, Meridian America Medicals, Inc. and Meitian Co., Ltd. (hereinafter collectively referred to as the “Company”).

The Company has suffered recurring losses and negative cash flows from operations since inception and has current liabilities which significantly exceed its current assets that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

For the fiscal year ended December 31, 2006, the Company incurred a net loss of ~~W~~ 324,747 (~~W~~ 3,349,406 for 2005 and ~~W~~ 2,055,827 for 2004) and net negative cash flow from operating activities of ~~W~~ 165,144 (~~W~~ 1,108,499 for 2005 and ~~W~~ 976,289 for 2004). On August 4, 2003, Meridian Co., Ltd.’s banking privileges were suspended on its accounts of credit/bill by the KFTC (Korea Financial Telecommunications & Clearings Institute), which was established as a non-profit organization to build up and operate the Financial Information Network Systems (FINS) by integrating the Korea Clearing & Credit Reporting Center in charge of check clearing systems and the Korea Bank Giro Center in charge of bank giro systems.

Subsequently on February 27, 2004, Meridian Co., Ltd. received approval for a debt restructuring plan for a total of ~~W~~ 4,697,927 from the Chooncheon District Court, Korea, whereby a group of creditors of the Meridian Co., Ltd. and a representative of the Meridian Co., Ltd. agreed to restructure the payments on ~~W~~ 4,697,927 of its debt which constituted approximately 68% of the total outstanding accounts payable and borrowings of the Meridian Co., Ltd.. An application for the restructuring plan was filed with Chooncheon District Court and approved by the court on the same day. The group of creditors who have agreed to the debt restructuring at the date of approval includes the following:

Account	Creditor		Amount
Borrowing	Woori Bank	~~W~~	391,787
	SMIa ABS Specialty Co., Ltd		1,000,000
	Rainbow Specialty Securitization Co., Ltd		500,000
	Korea Technology Credit Guarantee Fund		1,151,884
	Small Business Corporation		300,000
	Korea Foreign Exchange Bank		125,831
	Shinhan Bank		41,612
Accounts payable	Other		1,186,813

	Total	~~W~~	4,697,927

Of the  ~~W~~ 4,697,927,  ~~W~~ 34,200 is secured debt to a financial institution and will now be repaid over 7 years from 2007 to 2013; the Meridian Co., Ltd. will be exempt from paying interest already accrued, and future interest will accrue at 3.5% interest per annum. Of the ~~W~~ 4,697,927, ~~W~~ 3,476,914 due to financial institutions is unsecured and will be repaid over 7 years from 2007 to 2013; the Meridian Co., Ltd. will be exempted from paying interest already accrued, and the future interest will accrue at the rate of 3.5% per annum. Accounts payable due to parties other than financial institutions will be repaid over 3 years from January 2005 to December 2007 and will be exempt from paying any interest.

Meridian Co., Ltd., however, has not paid ~~W~~ 882,343 of accounts payable due to parties other than financial institutions and ~~W~~ 405,496 of interest payments to financial institutions due on December 31, 2006.

In January 2005, Woori Bank exercised its security right on the apartment owned by the Meridian Co., Ltd.. The total amount of ~~W~~ 42,837 obtained from disposition of the property was paid to Woori Bank: ~~W~~ 30,271 for debt principal, ~~W~~ 12,566 for debt interest and other expense for the disposition.

Separate from debt restructuring, Meridian Co., Ltd. had a borrowing from Chohung Bank (Chohung Bank has been merged into Shinhan Bank as of April 1, 2006) which had not agreed to debt restructuring and had security right on the Meridian Co., Ltd.’s property and plant. ~~W~~ 1,074,455 due to Chohung Bank would be paid over 5 years from 2006 to 2010. However, in December 2005, Chohung Bank exercised its

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

security right on the land and building of the Meridian Co., Ltd. which it obtained before the execution of the debt restructuring plan. Out of the ~~W~~ 883,308 obtained from disposition of the land and building, ~~W~~ 423,187 was paid to preemptive creditors and ~~W~~ 460,121 was paid to Chochung Bank for the debt interest. As a result of executing security right, the principal debt of ~~W~~ 1,074,455 to Chohung Bank has been included in the debt restructuring plan and the condition of redemption of the debt to Chohung Bank is as same as those unsecured borrowings to other financial institutions and the total amount of debt restructured increased. The total balance of principals and interests due to financial institutions in the restructuring plan as of December 31, 2006 is summarized below :

		2007		2008		2009		2010		2011		2012		2013		Total
Principal	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,756	~~W~~	4,555,298
Interest		159,435		136,659		113,883		91,106		68,329		45,553		22,777		637,742
Total	~~W~~	810,192	~~W~~	787,416	~~W~~	764,640	~~W~~	741,863	~~W~~	719,086	~~W~~	696,310	~~W~~	673,533	~~W~~	5,193,040

Progress on the execution of the plan will be reported to Chooncheon District Court, Korea every quarter. Except for this, there are no further obligations relating to debt restructuring to the Court. The Court does not have any authorities such as having Meridian Co., Ltd. cease operations and liquidate the assets. Meridian Co., Ltd. does not need to get an approval from the Court for additional borrowing from financial institutions. The new borrowing of the Meridian Co., Ltd. depends Meridian Co., Ltd.‘s credit evaluated by the creditors. Above arrangements do not allow the creditors obtaining new common shares or other rights in respect of management or strategic control of Meridian Co., Ltd.

Meridian Co., Ltd. believes that future shares issuance, launch of new merchandise and certain sales related efforts will provide sufficient cash flow for it to continue as a going concern in its present form. However, there can be no assurances that Meridian Co., Ltd. will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should Meridian Co., Ltd. be unable to continue as a going concern.

Meridian Co., Ltd. had realized that the growth of its revenue would be difficult in its existing market and planned to develop new markets with new products. After receiving approval for a debt restructuring plan, Meridian Co., Ltd. was able to secure fund by raising capital to develop new products. In October 2005, Meridian Co., Ltd. introduced its new product, LipoLaser, in the market.

2. Summary of Significant Accounting Policies

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company. All significant inter-company balances and transactions have been eliminated.

Changes of Ownership in Consolidated Subsidiaries

The following table reflects the acquisition dates and Meridian Co., Ltd.'s ownership percentages of its consolidated subsidiaries as of December 31, 2004, 2005 and 2006:

		Acquisition	Percentage ownership at December 31,
Subsidiary	Primary Business	Date	2004	2005	2006
Meridian America Medicals, Inc.	Wholesale and retail of medical equipment	March 4, 2002	95.06%	75.76%	75.76%
Meitian Co., Ltd	"	September 29, 2005	-	100.00%	100.00%

On February 15, 2005, in the capital increase of Meridian America Medicals, Inc, Meridian Co., Ltd. waived its right to take over the new stock. As a result of this transaction, Meridian Co., Ltd. ’s ownership was decreased from 95.06% to 75.76% .

On September 29, 2005, the Company acquired 100.00% of the share ownership in Rapha & Health Co., Ltd for ~~W~~ 50 million in cash.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

On June 7, 2006, Rapha & Health Co., Ltd changed its name to Meitian Co., Ltd.

Translation of Foreign Currencies

The financial position and results of operations of the Company’s subsidiary in America, Meridian America Medicals, Inc.,(“MAMI”), are measured using the US Dollar as its functional currency and Meridian Co., Ltd. and Meitian Co., Ltd. use the Korean WON as functional currency. The financial statements of MAMI are translated into Korean WON using the current exchange rate method. All the assets and liabilities are translated into Korean WON at the end-of-period exchange rate. Capital accounts are translated using historical exchange rates. Revenues and expenses are translated using average exchange rates. Translation adjustments arising from differences in exchange rates are included in the cumulative translation adjustment account in other comprehensive income of shareholders’ deficiency. Foreign currency transaction gains and losses are included as a component of other income (expense).

The exchange rates used in this report were announced by The Korea Financial Telecommunications & Clearings Institute as basic rates.

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

Revenue Recognition

The Company generates revenue principally through the sale of alternative medical equipment products and merchandises. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer, the sales price is fixed or determinable, and collectibility is probable.

Revenue from sales of products is recognized when the products are received by customers based on the free-on board destination sales term. With regards to sales of alternative medical equipment products, the Company’s policy is not to accept product returns unless the products are defective. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined conditions are not recorded as revenue.

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

There are ~~W~~ 214 included in cash which are restricted in use for pledging to Hongchun Tax Collector’s Office as of December 31, 2006.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on analyses of individual accounts and past experience of collection. When circumstances indicate that collection of an accounts receivable is doubtful, an allowance and a charge against earnings are recognized. When circumstances indicate that collection of an accounts receivable is not to be realized, the outstanding accounts receivable and the associated allowance are written off.

Value - Added Taxes

Under the Korean Value-Added Tax ("VAT") law, the Company pays a 10% VAT on each purchase of VAT-taxable goods or services("input VAT") and collects VAT from its customers equal to 10% of revenue("output VAT"). The net amount is recorded as prepaid VAT, if the input VAT is greater than the output VAT, or VAT payable if the output VAT is greater than the input VAT.

Inventories

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. The cost of inventories is determined on the average cost method.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

Investment in Affiliate

Investment in affiliated company owned 20% or more over which Meridian Co., Ltd. has significant management control is stated at an amount as determined using the equity method.

Under the equity method of accounting, Meridian Co., Ltd.’s initial investment is recorded at cost and is subsequently increased to reflect Meridian Co., Ltd.’s share of the investee income and reduced to reflect Meridian Co., Ltd.’s share of the investee losses or dividends received.

Losses that reduce the investment below zero are applied against any long-term interests that, in substance, form part of the investor’s net investment in the affiliate; for example, preferred shares and long-term receivables and loans.

Concentrations of credit risk

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

Depreciation is computed by the declining-balance method using rates based on useful lives of 4 years.

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

No impairment loss was recognized in 2004, 2005 and 2006.

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

Through March 1999, under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction from the accrued severance benefits liability. Since April 1999, however, a new regulation applies and such transfers to the National Pension Fund are no longer required.

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2004, 2005 and 2006, amounted to ~~W~~ 12,870, ~~W~~ 12,180 and ~~W~~ 6,483, respectively.

Research and Development Costs

Certain costs incurred in connection with the purchase of equipment and facilities used in the Company’s research and development activities are capitalized into property, plant and equipment, to the extent that they have alternative future uses. However, all other research and

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

development costs are expensed as incurred. The Company has expensed ~~W~~ 183,567, ~~W~~ 100,201 and ~~W~~ 75,309 during the years ended December 31, 2004, 2005 and 2006, respectively.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2004, 2005 and 2006 are ~~W~~ 30,749, ~~W~~ 40,266 and ~~W~~ 35,671, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As of December 31, 2006, the Company has net operating loss of ~~W~~ 11,707,828.

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that, under U.S GAAP are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ deficiency. The Company’s other comprehensive income is primarily comprised of foreign currency translation gain (loss).

The Company applies FASB No. 52, Foreign Currency Translation, for translating foreign currency into Korean WON in our consolidation of the financial statements. Upon consolidation of the Company’s foreign subsidiaries into the Company’s consolidated financial statements, any balances with the subsidiaries denominated in the foreign currency are translated at the exchange rate at year end. The financial statements of Meridian America Medicals, Inc. (‘MAMI”) have been translated based upon US Dollar as the functional currency. MAMI’s assets and liabilities were translated using the exchange rate at year end and income and expense items were translated at the average exchange rate for the year. The resulting translation adjustment was included in other comprehensive income (loss).

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

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”) and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Under SFAS 123R, the Company is required to measure the cost of employee services received

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

in exchange for stock options and similar awards based on the grant-date fair value of the award and recognize this cost in the income statement over the period during which an employee is required to provide service in exchange for the award. The pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. This new rule is effective from the annual reporting period beginning after June 15, 2005. However, the Company did not recognize compensation cost related with stock options for the year ended December 31, 2006 as the vesting period was completed up prior to 2004 for all outstanding options.

The fair value of stock options granted were estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield and expected volatility of nil for all years, risk-free interest rate of 5.64% to 9% and expected lives of 4 years. The weighted average fair value per stock option granted during 2000 and 2001 was 295 Won and 607 Won respectively (See note 18).

Recent Accounting Pronouncements

In June 2006, the FASB issued FAS No. 155, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” Fin 48 is applicable to all income tax positions accounted for under FAS 109. Fin 48 addresses the determination of whether tax benefits (whether permanent or temporary) claimed or expected to be claimed on a tax return should be recorded in the financial statements. It provides a two-step structured approach to accounting for uncertainty in income taxes that provides specific guidance on recognition, measurement, and other aspect reporting and disclosing uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company assesses tax positions taken in the financial statements and evaluates quarterly for realizability on a more likely than not basis. The Company does not believe adoption of FIN 48 will have a material effect on our consolidated financial position, results of operations or cash flow.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157(“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim period, for that fiscal year. The Company is currently evaluating the impact of SFAS 157, but does not expect the adoption of SFAS 157 to have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-An Amendment of FASB No. 87, 88, 106 and 132(R)”(“SFAS 158”). SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized on the company’s balance sheet, and changes in the funded status be reflected in comprehensive income, effective for fiscal years ending after December 15, 2006. The standard also requires companies to measure the funded status of the plan as of the date of its fiscal year-end, effective for fiscal years ending after December 15, 2008. The adoption of SFAS 158 did not have a material impact on our consolidated financial positions, results of operations or cash flows.

In September 2006, the SEC issued SAB No. 108, “Guidance re: the Use of a Cumulative Effect Adjustment to Correct Immaterial Misstatements” (“SAB 108”). Registrants are required to apply the provisions of SAB 108 no later than the annual financial statements for their first fiscal year ending after November 15, 2006. The adoption of SAB 108 is not expected to have a material impact on the Company’s financial statements.

3. United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean WON. These translations should not be construed as a representation that the Korean WON amounts shown could be converted, realized or settled in US dollars at this or any other rate. The US dollar amounts are provided herein as supplemental information solely for the convenience of the reader. Korean WON amounts are expressed in US dollars at the rate of ~~W~~ 930.0: US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 29, 2006. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

4. Short-Term Loans

Short-term loans as of December 31, 2005 and 2006 are as follows :

		2005		2006
Sales Agent	~~W~~	212,329	~~W~~	218,485
Others		145,500		-
		357,829		218,485
Allowance for doubtful accounts		(339,760)		(218,485)
	~~W~~	18,069	~~W~~	-

5. Accounts Receivable

The following table presents trade and other accounts receivable as at December 31, 2005 and 2006:

		2005		2006
Trade	~~W~~	1,190,381	~~W~~	985,196
Others		83,617		43,539
		1,273,998		1,028,735
Allowance for doubtful accounts		(923,841)		(574,988)
Accounts Receivable, net	~~W~~	350,157	~~W~~	453,747

6. Inventories

Inventories are comprised of the following as at December 31, 2005 and 2006:

		2005		2006
Merchandise	~~W~~	306,540	~~W~~	311,195
Finished goods		140,046		73,112
Work-in-process		184,437		116,598
Raw material		330,736		266,293
		961,759		767,198
Reserves		(473,304)		(395,989)
	~~W~~	488,455	~~W~~	371,209

Merchandise consists of medical equipment, medical supplies and electronic equipment purchased and held for resale by the Company. Finished goods are comprised principally of oriental and alternative medical equipments manufactured by the Company.

7. Other Current Assets

Other current assets as of December 31, 2005 and 2006 are as follows:

		2005		2006
Advance payments	~~W~~	691	~~W~~	21,337
Prepaid income taxes		4		-
Other		1,054		-
	~~W~~	1,749	~~W~~	21,337

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

8. Investments

The Company’s ownership percentages in an affiliate as of December 31, 2005 and 2006 are as follows:

	2005	2006
Beijing Meridian Medicals Equipment Co.,Ltd.	25.0%	25.0%

On November 10, 2001, the Company acquired 45% of the share ownership in Beijing Meridian Medicals Equipment Co., Ltd. ("Beijing Meridian") for ~~W~~ 76,956 in cash. The changes of ownership percentage occurred in 2002 and 2003 when Beijing Meridian issued additional capital stocks. The carrying amounts of investments in Beijing Meridian as of December 31, 2005 and 2006 are ~~W~~ 29,327 and ~~W~~ 27,316, respectively.

9. Property, Plant and Equipment

Property, plant and equipment are comprised of the following at December 31, 2005 and 2006:

		2005		2006
Machinery	~~W~~	54,661	~~W~~	54,254
Vehicles		54,084		52,219
Tools		47,900		47,900
Furniture and fixtures		795,798		797,304
		952,443		951,677
Less accumulated depreciation		(928,639)		(935,131)
Property, plant and equipment, net	~~W~~	23,804	~~W~~	16,546

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 are ~~W~~ 61,790, ~~W~~ 25,150 and ~~W~~ 8,763, respectively.

10. Patents and Trademarks

Patents and trademarks are comprised of the following at December 31, 2005 and 2006:

		2005		2006
Acquisition cost	~~W~~	5,466	~~W~~	5,466
Less accumulated amortization		(4,260)		(4,523)
Intangible assets, net	~~W~~	1,206	~~W~~	943

Amortization expenses for the years ended December 31, 2004, 2005 and 2006 are ~~W~~ 546, ~~W~~ 263 and ~~W~~ 263, respectively.

11. Short-Term Borrowings

Short-term borrowings as of December 31, 2005 and 2006 are as follows:

	Annual
Creditor	interest rate		2005		2006

Medison Co., Ltd.	-	~~W~~	1,216	~~W~~	1,216
Other (third party individuals )	15 ~ 36%		310,000		329,000
		~~W~~	311,216	~~W~~	330,216

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

12. Long-Term Borrowings

Long-term borrowings as of December 31, 2005 and 2006 are as follows:

	Annual
Creditor	interest rate	Final maturity		2005		2006

Chohung Bank (Note a)	3.5%	December 31, 2013	~~W~~	1,074,455	~~W~~	1,074,455
Korea Technology Credit
Guarantee Fund	3.5%	December 31, 2013		1,151,884		1,151,884
Korea Exchange Bank	3.5%	December 31, 2013		125,831		125,831
Woori Bank	3.5%	December 31, 2013		361,516		361,516
Small Business
Corporation	3.5%	December 31, 2013		300,000		300,000
Shinhan Bank	3.5%	December 31, 2013		41,612		41,612
SMI a ABS Specialty
Co., Ltd. (Note b)	3.5%	December 31, 2013		1,000,000		1,000,000
Rainbow Specialty Sec
Co., Ltd. (Note b)	3.5%	December 31, 2013		500,000		500,000
				4,555,298		4,555,298
Less current portion				-		(650,757)
			~~W~~	4,555,298	~~W~~	3,904,541

In accordance with the Court-approved restructuring plan, the above restructured long-term borrowings are to be repaid over 10 years beginning 2007 to 2013, after a 3-year grace period.

(Note a) Chohung Bank has been merged into Shinhan Bank as of April 1, 2006.

(Note b) The Company had issued two series of non-guaranteed corporate bonds in 2001. As explained in Note 1, the Company received an approval for debt restructuring plan including debentures. As a result, two series of debentures were reclassified to long-term borrowings and the Company extended the maturity date of those long-term borrowings to December 31, 2013 with a reduced interest rate (3.5% per annum). Details of debentures (reclassified to long-term debt) as of December 31, 2006, are as follows:

			Restructured		Original
		Amount	Interest rate	Maturity	Interest rate	Maturity

1st debentures	~~W~~	1,000,000	3.5%	December 31, 2013	12.15%	January 31, 2003

2nd debentures		500,000	3.5%	December 31, 2013	13.92%	August 14, 2004
	~~W~~	1,500,000

The repayment schedule for long-term borrowings as of December 31, 2006 is as follows:

Year		Amount
2007	~~W~~	650,757
2008		650,757
2009		650,757
2010		650,757
2011		650,757
2012 and thereafter		1,301,513
	~~W~~	4,555,298

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

13. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2005 and 2006 are summarized as follows:

		2005		2006
Accrued severance benefits at beginning of year	~~W~~	278,440	~~W~~	54,594
Provision		36,400		36,710
Payments		(260,247)		-
Transfer to National Pension Fund		(4,063)		(4,063)
		50,530		87,241
Less current portion		-		(9,130)
Balance at end of year	~~W~~	50,530	~~W~~	78,111

14. Shareholders’ Deficiency

The Company’s capital stock consists entirely of common stock with a par value of 100 Won and the number of authorized, issued and outstanding shares as of December 31, 2005 and 2006 are as follows:

	2005	2006
Authorized shares	50,000,000	50,000,000
Issued and outstanding shares	31,393,984	31,393,984

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

On June 20, 2005, the Company issued 2,400,000 shares of common stock (par value 100 Won) in exchange for investor relations and marketing services with the fair value to the Company of ~~W~~ 483,936. The shares issued were valued at the trading price of the company's common stock as of the date of authorization for the issuance.

The Company has legally issued its shares and complied with the filing requirements pursuant to the SEC regulations. However, 13,885,159 common shares issued through S-8 registrations, (i) for acquisition of By George Holdings, (ii) debt-for-equity swap on October 21, 2004 and (iii) service fee for IR and marketing activities, have not been included in the Korean Commercial Registration Office due to the different requirements of the share issuance between the US and Korean Commercial Laws. The number of outstanding shares and capital stock as of December 31, 2006 in SEC and in Korean Commercial Registration Office are as follows:

Korean Commercial
	SEC	Registration Office
Number of outstanding shares	31,393,984 shares	17,508,825 shares
Capital Stock	~~W~~ 3,139,398	~~W~~ 1,750,883

However, regardless of registration in Korean Commercial Registration Office, every shareholder’s right and interest is not different.

15. Appropriation for Business Rationalization

The Company has appropriated ~~W~~ 267,608 of retained earnings for future investment and business rationalization. The appropriation was a legal requirement in Korea until 2001 when the applicable statute was repealed. There are presently no restrictions on the use of the appropriation for business rationalization.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

16. Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the years ended December 31, 2004, 2005 and 2006 are as follows:

		2004		2005		2006
Salaries	~~W~~	552,667	~~W~~	515,208	~~W~~	456,982
Provision for retirement and severance benefits		33,175		28,683		19,280
Other employee benefits		74,597		53,946		46,053
Travel		9,947		7,664		2,410
Entertainment		3,846		4,504		1,562
Advertising		30,749		40,266		35,671
Communications		21,964		16,847		17,401
Commissions and fees		1,170,015		869,622		169,935
Insurance		9,105		9,954		8,279
Transportation		66,734		39,313		33,565
Depreciation		21,991		8,740		3,696
Amortization		547		263		263
Taxes and dues		41,528		16,399		43,406
Bad debt expenses		-		360,003		-
Rents		83,109		114,346		132,756
Miscellaneous		158,123		107,213		139,848
	~~W~~	2,278,097	~~W~~	2,192,971	~~W~~	1,111,107

17. Income Taxes

Income (loss) before income taxes and tax provision for the years ended December 31, 2004, 2005 and 2006 comprises of the followings:

		2004		2005		2006
Income (loss) before income taxes	~~W~~	(-) 2,055,827	~~W~~	(-) 3,349,406	~~W~~	(-) 324,747

Income taxes – Current		-		-		-
Income taxes – Deferred		-		-		-

Total income taxes	~~W~~	-	~~W~~	-	~~W~~	-

The Company is subject to corporate income tax and resident surtax normally at an aggregate rate of 14.3% on taxable income up to ~~W~~ 100,000 and 27.5% on taxable income over that amount. However, there were no income taxes-current because the Company had net operating losses for income tax purposes for the years ended December 31, 2004, 2005 and 2006.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2005 and 2006 are as follows:

		2005		2006
Temporary differences	~~W~~	1,231,487	~~W~~	390,459
Tax credit carry forwards		131,448		80,062
Net operating loss carry forwards for tax purpose		2,317,463		3,219,653
Total deferred income tax assets		3,680,398		3,690,174
Less valuation allowance		(3,680,398)		(3,690,174)
Net deferred income tax assets	~~W~~	-	~~W~~	-

As of December 31, 2006, the Company has ~~W~~ 11,707,828 of net operating loss carryforwards for income tax purposes, tax credit carryforwards and accumulated deductible temporary differences. Realization of the future tax benefits related to the deferred tax asset is

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion and has determined that valuation allowance was required as of December 31, 2005 and 2006. Therefore, the management concluded that 100% of valuation allowance is recorded in the Company’s financial statements based on the remote possibility to generate future taxable income within the period during which the all temporary differences reverse.

18. Stock Options

Under the Company's Articles of Incorporation, the Company's Board of Directors may grant stock options to officers and key employees (the “Stock Option Plan”). The maximum aggregate number of shares available for issuance under the Stock Option Plan may not exceed 50% of the total number of shares outstanding. Stock options may not be granted to all officers and employees at the same time. Any single officer or employee may not be granted stock options for shares exceeding 10% of shares issued and outstanding.

Stock options granted under the Stock Option Plan will have a minimum exercise price equal to the arithmetic mean of (i) the weighted average of the daily market prices for the two-month period prior to the date of grant, (ii) the weighted average of the daily market prices for the one-month period prior to such date, and (iii) the weighted average of the daily market prices for the one-week period prior to such date. When new shares are issued upon the exercise of the stock options, the option exercise price shall not be less than the greater of the market price of shares valued as of the date of the grant or the par value of the shares concerned.

Details of stock option rights granted by the Company as of December 31, 2006, are presented below (in Korean Won):

Grant	Options	Type of	Exercise	Fair	Service	Exercisable
Date	Outstanding	Stock Option	Price	Value	Period	Period

February 23, 2000	206,475	Issuance of Common stock	~~W~~ 500	~~W~~ 295	February, 2000 to January, 2003	February, 2003 to January, 2007

March 19, 2001	147,875	Issuance of Common stock	~~W~~ 340	~~W~~ 607	March, 2001 to February, 2004	March, 2004 to February, 2008
	354,350

19. Loss Per Share

Loss per share is computed by dividing net loss by the weighted-average number of shares outstanding during the year.

Diluted loss per share is computed in a manner consistent with that of basic loss per share while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company has potentially dilutive common shares as of December 31, 2004 and 2005, however there were no dilutive effects as of December 31, 2004, 2005 and 2006. Therefore, loss per share is same as the diluted loss per share.

20. Related Party Transactions

Significant account balance with related company as of December 31, 2005 and 2006 are summarized as follows:

Related party	Account balance		2005		2006

Beijing Meridian	Short-term loans, net of allowance
Medical Equipment Co., Ltd.	of ~~W~~ 37,791	~~W~~	-	~~W~~	-

21. Statement of Cash Flows

(a) Transactions not involving cash

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

Significant non-cash investing and financing activities for the year ended December 31, 2006 are summarized as follows:

Allowance for doubtful accounts offset with accounts receivable	~~W~~	274,931
Long-term borrowings transferred to current portion of long-term borrowings		650,757
Long-term accounts payable transferred to current portion of long-term debt		465,149

(b) Interest paid

Interest paid in cash for the years ended December 31, 2004, 2005 and 2006 are as follows:

2004	2005	2006
~~W~~ 202,198	~~W~~ 649,382	~~W~~ 105,296

22. Segment Information

In 2006, the Company operated in one industry segment, the development and manufacturing of alternative medical equipments. The Company's identifiable assets are located in one geographic area, the Republic of Korea (also known as South Korea). Sales revenue is attributable to geographic locations based on the location of the customer, as follows:

		2004		2005		2006
Export
U.S.A.	~~W~~	707,917	~~W~~	576,699	~~W~~	470,532
Asia		29,153		-		71,092
Other		946		33,404		56,372
		738,016		610,103		597,996

Domestic Sales		1,466,218		824,416		928,832
	~~W~~	2,204,234	~~W~~	1,434,519	~~W~~	1,526,828

ITEM 19. EXHIBITS

Exhibit
12.1	Section 302 Certification of the CEO
12.2	Section 302 Certification
13.1	Section 906 Certification of the CEO
13.2	Section 906 Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By: /s/ Hyeon Seong Myeong
Name: Myeong, Hyeon Seong
Title: President, CEO, Director
Date: July 13, 2007