Form 20-F
period 2007-12-31
MERIDIAN CO LTD
filed 2008-06-30
CIK 1135174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________or __________

Commission file number: 0-32359

MERIDIAN CO., LTD.
(Exact name of registrant as specified in its charter)

The Republic of Korea
(Jurisdiction of incorporation or organization)

3F, Poonglim Tech-one BLDG, 273-10, Seongsu-Dong 2ga, Seongdong-Gu, Seoul Korea 133-120 (Tel: 82-2-2103-3300)
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class: None

Name of each exchange on which registered: Not applicable S

ecurities registered or to be registered pursuant to section 12(g) of the act:

Common shares with par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common shares outstanding December 31, 2007: 35,004,156

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

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

Indicate by check mark which financial statement item the registrant has selected to follow. Item 17 [ ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

TABLE OF CONTENTS

References
Currency Translation

References

All references to "Korea" herein are references to The Republic of Korea. All references to "Meridian," the "Company", "we," "us" or "our" herein are references to Meridian Co., Ltd. All references to the "Government" are references to the government of Korea. All references to the "shares" are references to the Company's issued common shares of par value Won 100 (US $0.10 at June 20, 2008 and US $0.09 at December 31, 2007).

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

Currency Translation

In this annual report, references to "Won" or "\" are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won and presented in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2007, 2006 and 2005. Solely for the convenience of the reader and to improve clarity, certain items in this annual report were expressed in US$ at specified rates. Those US$ amounts are not audited. All translations from Won to US$ were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2007, which was Won 935.8 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See also Item 3, Key Information, Exchange Rates Information, for information regarding the rates of exchange between the Won and the US$. On June 20, 2008 the exchange rate was Won 1031.5 to US$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT

See Item 4.C.

B. ADVISERS
Not Applicable

C. AUDITORS
Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected consolidated financial and other data set forth below should be read in conjunction with the audited consolidated financial statements of Meridian Co., Ltd. as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003 are derived from the audited consolidated financial statements of Meridian, which have been audited by Choi, Kim and Park LLP, independent accountants (for the fiscal year ended

December 31, 2007, 2006 and 2005) and by ShinHan Accounting Corporation, independent accountants (for the fiscal years ended December 31, 2004 and 2003).

Our consolidated financial statements are compiled in Won and presented in accordance with accounting principles generally accepted in the United States.

Meridian Co., Ltd. and Subsidiaries
Condensed Consolidated Statements of Operations
For the years ended December 31, 2007, 2006, 2005, 2004 and 2003
(Korean Won (\) in thousands, except per share amounts)

	2007(1) (in US$)
	(unaudited)		2007		2006		2005		2004		2003

Sales	$2,783,224	\	2,604,541	\	1,526,828	\	1,434,519	\	2,204,234	\	3,441,119
Cost of sales	875,634		819,418		591,819		1,099,194		1,214,803		1,490,837
Gross profit	1,907,590		1,785,123		935,009		335,325		989,431		1,950,282
Operating expenses	2,508,516		2,347,469		1,186,416		2,293,172		2,461,664		3,460,603
Loss from operations	(600,926)		(562,346)		(251,407)		(1,957,847)		(1,472,233)		(1,510,322)
Other expenses	(48,426)		(45,317)		(83,600)		(1,424,510)		(584,913)		(641,349)
Noncontrolling interest	-		-		10,260		32,951		1,319		-

Loss before income taxes	$(649,352)	\	(607,663)	\	(324,747)	\	(3,349,406)	\	(2,055,827)	\	(2,151,672)
Income taxes	-		-		-		-		-		-
Net loss	(649,352)		(607,663)		(324,747)		(3,349,406)		(2,055,827)		(2,151,672)

Weighted average number of common	32,553,528		32,553,528		31,393,984		31,603,847		22,199,701		18,094,211
shares

Basic and diluted loss per common share	$(0.020)	\	(19)	\	(10)	\	(106)	\	(93)	\	(119)

Condensed Consolidated Balance Sheets
As of December 31, 2007, 2006, 2005, 2004, and 2003
(Korean Won (\) in thousands)

	2007(1) (in US$)
	(unaudited)		2007		2006		2005		2004		2003

Cash and cash equivalents	$110,991	\	103,865	\	2,387	\	22,967	\	42,131	\	37,292
Accounts receivable	1,277,178		1,195,182		453,747		368,226		586,411		548,485
Inventories	587,516		549,798		371,209		488,455		695,996		838,660
Other current assets	25,532		23,893		21,337		1,749		188,614		38,011

Total current assets	2,001,217		1,872,738		848,680		881,397		1,513,152		1,462,448
Property, plant and equipment, net	54,034		50,565		16,546		23,804		1,491,667		1,542,335
Investments and other assets	141,151		132,090		104,792		50,636		162,109		170,398

TOTAL ASSETS	$2,196,402	\	2,055,393	\	970,018	\	955,837	\	3,166,928	\	3,175,181

Trade accounts payable and current debt	$4,762,910	\	4,457,132	\	5,085,477	\	3,669,845	\	3,297,535	\	4,000,838
Long-term borrowings	3,936,310		3,683,599		3,984,116		5,072,441		4,591,176		3,774,903
Shareholders’ deficiency	(6,502,818)		(6,085,338)		(8,099,575)		(7,786,449)		(4,741,719)		(4,600,560)
Noncontrolling interest	-		-		-		-		19,936		-

TOTAL LIABILITIES AND
SHAREHOLDERS' DEFICIENCY	$2,196,402	\	2,055,393	\	970,018	\	955,837	\	3,166,928	\	3,175,181

(1) For convenience, 2007 financial statements in Won are also expressed in US$ at the rate of (Won) 935.8 to US$ 1.00. The exchange rate in effect on December 31, 2007 was published by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Won amounts represent, have been or could be converted to US$ at that rate or any other rate.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of a U.S. dollar in Won. No representation is made that the Won or Dollar amounts referred to herein could have been or could be converted into Dollars or Won, as the case may be, at any particular rate, or at all.

			ANNUAL	ANNUAL
YEAR	AT DECEMBER 31	ANNUAL AVERAGE RATE PER $1.00 US	HIGH	LOW
2007	935.8	929	950.2	903.2
2006	930	954.3	1002.9	913.7
2005	1010	1023.8	1059.8	997
2004	1035.1	1139.3	1195.1	1035.1
2003	1192	1193	1262	1146

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

The Company may require additional funding, which may not be available on favorable terms or at all.
The Company has limited financial resources. The Company will require additional cash to implement its business strategies, including cash for (i) payment of long-term and short-term borrowings (ii) payment of operating expenses, (iii) costs associated with bringing new products to market, (iv) continued research and development and (v) further implementation of those business strategies. The Company anticipates raising such additional capital through public or private financings, as well as through loans and other resources. There is no assurance that the necessary funds would be available to the Company on terms acceptable to it. Failure to obtain such additional funding could result in a delay or an indefinite postponement in providing some or all of the Company's products to the market place, or the ability to supply sufficient product to the market place on a continual and profitable basis. Additional funds raised by the Company through the issuance of equity will cause the Company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company's common stockholders. The Company does not have any contractual restrictions on the Company's ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations.

In February 2004, the Company received approval for a debt restructuring plan for a total of 4,697,927,000 Won from the Chooncheon District Court, Korea, whereby a group of creditors of the Company and a representative of the Company agreed to reschedule the payments on 4,697,927,000 Won of the Company's debt.

In January 2005, Woori Bank exercised its security right on the apartment owned by Meridian. The proceeds of 42,837 thousand Won from foreclosure were used to pay debt principal, interest and other direct expenses related to foreclosure.

Aside from the debt restructuring, Meridian had a borrowing from Chohung Bank (Chohung Bank has been merged into Shinhan Bank as of April 1, 2006), which was not included in the original restructuring plan, as the bank did not agreed to the terms. In December 2005, Chohung Bank exercised its security right on the land and building, which had been provided as collaterals by Meridian. The proceeds of 883,308 thousand Won from the foreclosure, was paid to preemptive other creditors and Chochung Bank. Subsequent to the foreclosure, the original debt restructuring plan was modified to include the outstanding principal of 1,074,455 thousand Won to Chohung Bank.

The future payment schedule related to the above explained debt restructuring including both principals and interests is summarized as follows (Korean Won (\) in thousands):

		2007		2008		2009		2010		2011		2012		2013		Total
Principal	\	650,757	\	650,757	\	650,757	\	650,757	\	650,757	\	650,757	\	650,756	\	4,555,298
Interest		159,435		136,659		113,883		91,106		68,329		45,553		22,777		637,742
Total	\	810,192	\	787,416	\	764,640	\	741,863	\	719,086	\	696,310	\	673,533	\	5,193,040

However, due to the recurring losses from operations, Meridian was not able to meet the 2007 repayment schedule. As of December 31, 2007, Meridian has not paid 650,757 thousand Won of principal and 487,388 thousand Won of accrued interest outstanding to financial institutions, and 940,123 thousand Won of accounts payable to various vendors.

In June, 2004, the Company received funds of US$530,000 from investors through an equity financing whereby, the Company issued 3,312,500 common shares of the Company to three non-U.S. investors at the price of US$0.16 per share.

In March 2007, the Company raised 517,000,000 Won from twenty non-U.S. investors for total 933,506 common shares at the price of 554 Won per share and warrants to purchase 133,358 common shares at 950 Won per share.

In June 2007, the Company raised US$350,000 from one non-U.S. investor for 700,000 common shares at the price of US$0.50 per share.

In December 2007, the Company raised 1,779,000,000 Won from forty nine non-U.S. investors for total 1,976,666 common shares at the price of 900 Won per share.

The Company intends to raise additional financing through the issuance of debt or equity instruments. However, if the Company's efforts are not successful, the Company may not be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company incurred significant operating losses in the past and may not be able to achieve or sustain profitability in the future.
For the year ended December 31, 2007 the Company had a net loss of 607,663 thousand won ($649,352) and an accumulated deficit of 16,058,106 thousand won ($17,159,764). The Company recognizes the possibility of incurring losses for the foreseeable future. The extent of future losses will depend, in part, on the amount of growth in revenues from the Company's products. The Company expects that operating costs will increase during the next several years, especially in the areas of sales and marketing, product development and general and administrative expenses as it pursues its business strategy. Thus, the Company will need to generate increased revenues faster than the rate of growth in costs to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by corresponding increases in revenues, or if it is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurance that the Company will sustain profitability or that its operating losses will not increase in the future.

The Company expects increasing competition from larger companies.
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

The Company may need to upgrade products and develop new technologies to be competitive in the market.
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

The Company currently depends on a limited number of domestic suppliers to manufacture certain key components and these manufacturers may not be able to satisfy requirements and could cause the Company's potential revenues to decline.
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

Macroeconomic factors in regional markets may adversely affect the business.
Any significant deterioration in the general economic conditions would have an adverse effect on the Company's business, results of operations and financial condition. The success of the Company's operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions (and perceptions of such conditions by consumers) affecting disposable consumer income such as employment, wages, salaries, business conditions, interest rates, availability of credit and taxation for the economy as a whole and in regional and local markets where the Company operates. There can be no assurance that consumer spending will not be adversely affected by general economic conditions, which could negatively impact the Company's results of operations and financial conditions. Any significant deterioration in general economic conditions or increases in interest rates may inhibit consumers' use of credit and cause a material adverse effect on the Company's revenues and profitability. Any significant deterioration in general economic conditions that adversely affect these companies could also have a material adverse effect on the Company's business, results of operations and financial condition.

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

The Company's growth depends on its ability to commercialize products.
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

The Company's operating expenses are anticipated to be relatively fixed and therefore the Company may have limited ability to reduce expenses quickly in response to any revenue shortfall.
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

The Company's markets are subject to rapid technological change.
The Company's markets are subject to rapid technological change and, therefore, its success depends upon the Company's ability to develop and introduce new products. The markets for the Company's products are characterized by:

  rapidly changing technologies;
  evolving and competing industry standards
  changing customer needs; and
  frequent new product introductions and enhancements.

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

The Company's ability to compete successfully will depend, in part, on its ability to protect its intellectual property rights, which the Company may not be able to protect.
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

The Company cannot be assured that any pending patent application will be granted.
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

A limited number of customers generate a significant portion of the Company’s revenue.
The Company's accounts receivable are derived primarily from revenue earned from customers located in the U.S., Canada, Europe, Japan and Korea. In fiscal 2007, 2006 and 2005, sales to the Company's top 5 customers accounted for approximately 75%, 52% and 40% of net revenues, respectively. As of December 31, 2007, 2006 and 2005, the Company’s top 5 customers accounted for approximately 85%, 73% and 51% of trade accounts receivable, respectively. A reduction, delay, or cancellation of orders from one or more of these customers or the loss of one or more customer relationships could significantly reduce the revenue.

Expansion of the Company’s operations abroad is important to its long-term successs, and its limited experience in the operation outside Korea increases the risk that each international expansion efforts would not be successful.
The Company's business may suffer due to risks associated with international sales and operations. The Company anticipates that export products will account for most of its revenues. International business activities are subject to a number of risks, each of which could impose unexpected costs of the Company that would have an adverse effect on its operating results. These risks include:

  difficulty in complying with regulatory requirements and standards;
  tariffs and other trade barriers;
  costs and risks of localizing products for foreign countries;
  reliance on third parties to distribute the Company's products;
  longer accounts receivable payment cycles;
  potentially adverse tax consequences;
  limits on repatriation of earnings; and
  burdens of complying with a wide variety of foreign laws

The Company anticipates that it will have to continue to depend on manufacturers' representatives, agents, and distributors to generate substantial amounts of its revenues.
The Company anticipates that it will have to continue to rely on manufacturers' representatives, agents, and distributors to sell a significant portion of its products, and these entities could discontinue selling its products at any time. The loss of any significant agent could seriously harm the Company's operating results.

The Company's success may be affected by unusual growth of competing new products.
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

Country Risks
There are unique economic and political risks associated with investing in companies from Korea. Some of Korea's recent financial and economic difficulties have included:

  Exchange rate fluctuations;
  Interest rate fluctuations;
  Reduced credit from foreign banks;
  Volatile stock prices; and
  Higher unemployment.

Relations between South Korea and North Korea have been tense over most of Korea's history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current or future events. The occurrence of such events could have a material adverse effect on the Company's operations and the price of its shares.

Ownership of shares may be subject to certain restrictions under Korean law.
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

The Company may not be able to convert and remit dividends in Dollars if the Government imposes certain emergency measures.
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

The Company's ability to raise money in equity offerings may be constrained by the need to register those offerings with the SEC.
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

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Meridian Co., Ltd. (“Meridian” or the “Company”) was incorporated in the Republic of Korea on April 19, 1994 for the purpose of developing and manufacturing medical devices, particularly to the integrative medical markets. In July 1998, the Company completed the acquisition of Hippo Medical Devices Co. Ltd. ("Hippo"), a Korean company that was engaged in selling medical equipment. The acquisition of Hippo by Meridian was a synergistic union whereby the sales and distribution offices of Hippo were consolidated with the research and manufacturing divisions of the Company.

On August 30, 1999, the Company agreed to sell, in an arm's length transaction, certain assets amounting to $1,284,556 relating to two product lines acquired in the 1998 acquisition of Hippo, to Medicore Co. Ltd., an unrelated Korean company. In return, Medicore assumed certain liabilities, primarily attributed to the two product lines, of the Company in the same amount. These product lines are the Urea Breath Test Device (UBT) and Infra-Red Imaging System (IR-2000). This transaction was completed on December 31, 1999.

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

The Company's corporate head office is located at 3F, Poonglim Tech-one BLDG, 273-10, Seongsu-Dong 2ga, Seongdong-Gu, Seoul Korea 133-120.

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

With a dynamic research and development team, Meridian is at the forefront in the development of cutting edge medical technologies. The Company presently holds a total of 5 registered and pending patents, 2 design rights and 7 trademarks and has received 4 FDA 510(k) clearances for their medical devices. In order to distribute worldwide, Meridian has also gained 3 SDA approvals in China and 3 FIP approvals in South America. Successfully marketed in Korea, Japan, EU, Turkey, Middle East, USA, Canada, and China, Meridian continues to provide its superior product line to a growing number of clients worldwide. Meridian has over 5,000 clients, which include physicians, hospitals, healthcare professionals, medical device manufacturers, beauty salons and health and fitness centers.

The Company believes that blending together a combination of intrinsic medical knowledge with superior software and technology it can create high quality physiological monitoring applications that capitalize on the growing wellness market.

Meridian’s strength lies in the unique knowledge base and skills of our team who possess medical backgrounds, software engineering skills, and a sincere passion for preventative medicine that can improve the quality of one’s life. As a part of Company’s continuing effort, the Company completed the development of the Composition Corpulence Curer as an aid in the reduction of body fat during 2002.

On September 26, 2001 the Beijing Meridian Medical Equipment Co., Ltd. (“BMMEC”) was established to further pursue the Company's business in China. BMMEC is a joint corporation formed by Meridian Co., Ltd. and Mr. Trigon Jung, investor and president of BMMEC. The main business of BMMEC is publicity activities and setting up dealership networks for sales in China. Also, Meridian is planning to give BMMEC a manufacturing license for its products in the future. Expected sales in China have not materialized according to the Company's expectations, however, the Company will continue to market their product to the Chinese market.

The Company identified the United States as a significant market and incorporated Meridian America Medical Inc (“MAMI”) in the United States as a subsidiary of the Company, in February 2002, in preparation for the launch of the Meridian products into the US market.

On March 4, 2002, Meridian acquired 100% ownership of Meridian America Medicals, Inc. located in the city of Irvine, California, USA to establish distribution post for the North American market. On December 13, 2004 and February 15, 2005, Meridian America Medicals, Inc. issued new common stock, of which the shares were entirely subscribed by a non-controlling shareholder, Meridian Medical, Inc. Consequently; the ownership by Meridian was diluted from 100% to 75.76% .

In 2004, Meridian Co. Ltd. entered into an exclusive distribution agreement with a corporation in Vancouver, BC, Canada, Meridian Medical Inc. has been fully concentrating on the marketing and sales of the DPA and Lapex-2000. Meridian Medical has secured valuable strategic relationships since its inception and is expected to continue its success in the market adding further value to Meridian Co. Ltd.

On September 29, 2005, Meridian acquired 100% ownership of Rapha & Health Co., Ltd. for 50 million Won in cash to systemize its sales process in domestic (Korea) market. On June 7, 2006, Rapha & Health Co., Ltd. changed its name to Meitian Co., Ltd. However, Meitian Co., Ltd. closed down in April 2008, so that Meridian could concentrate its resources on the overseas markets.

As of December 31, 2007, the Company achieved more than $3.5 Million in sales to the U.S. market through MAMI and expects a further significant increase in sales to the United States in the next year.

The Company currently sells four different products to healthcare practitioners throughout the domestic and overseas market. These include DPA (Digital Pulse Analyzer), Lapex-2000, Lapex BCS (Lapex-2000 LipoLaser), and Meridian II.

Products of the Company

The Meridian line of products includes DPA (Digital Pulse Analyzer), Lapex-2000, LAPEX BCS (Lapex-2000 LipoLaser), and Meridian II.

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

Automated Digital Pulse Waveform Exam

  Useful device in detecting early signs of cardiovascular dysfunction.
  Loss of arterial compliance, can be detected in early stages.
  Uses pulse wave analysis.
  Completely non-invasive
  Diagnosis can be done in a little as one minute.
  Results are immediate and can be saved to a patient database

The DPA (Digital Arterial Pulsewave Analyzer) has the additional feature of measuring heart rate variability(HRV), which gives a good indication of the condition of the autonomic nervous system. The software has the capability to store all of the patient's data. The structure is configured with a DPA console, SpO2 electrode, and computer software with WINDOWS base.

Lapex-2000

The Lapex-2000 is a semiconductor laser therapeutic device, which applies a laser to the foci of the human body without damaging the skin tissue and, in turn, promotes healing of any damaged skin tissue. The use of laser therapy facilities increases blood flow, vitalization of cells, and increases protein synthesis which can assist in the treatment of soft tissue damage, acute and chronic joint diseases, chronic pain, and improvement of circulation.

The Lapex-2000 comes equipped with an advanced digital semiconductor laser.

ASPECT LAPEX-2000 DESCRIPTION

Features:
Advanced digital semiconductor laser, solid curative effect, semi-permanent
No other supplies are necessary
Non-invasive laser
Practical for small spaces, easy to move

Structure:
Point Laser Probe - Trigger Point Monitoring Function and Applying Laser to Trigger Point
Multi Laser Probe - To address the largely affected parts at once
LIB (Laser Irradiation of Blood) probe - Non-invasive irradiation of venous blood, easy to operate, solid curative effect

Lapex BCS (Lapex-2000 LipoLaser)

LAPEX BCS is a modified version of the Lapex-2000 specifically to target the growing obesity market. The LAPEX BCS's non-invasive treatment is considered one of the most innovative methods of body contouring to liquefy adipose tissue under skin layer, and the demand for this type of treatment is expected to grow rapidly, not only in the plastic surgery profession, but in any clinical and aesthetic setting, such as spas and wellness centers, that treat localized body fat deposits which may not have responded to diet and exercise.

It uses 2 multi-beam and 2 enhanced probes which irradiate a powerful cold red laser (635 – 680nm/ 40mW) on adipose (fat) Cell.

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

Features:
Point finder (ARC)
MS WINDOWS 98
Acupuncture Point finder (ARC) / Better curative effect (UPM)
Easy operation (TOUCH SCREEN)
Single body design

Structure:
Main body - CART in exclusive use PC:
P-233MHz CPU, 32MB MEMORY, 6.4GB HDD
WINDOWS 98 OS, 40X CD-ROM, AGP 4MB VGA

Revenue by Geographic Market

Sales revenue is attributable to geographic locations based on the location of the customer, as follows: (Korean Won (\) in thousands)

		2007		2006		2005
Export
U.S.A.	\	779,307	\	470,532	\	576,699
Asia		1,109,121		71,092		26,304
Europe		266,629		-		7,100
Other		111,036		56,372		-
		2,266,093		597,996		610,103

Domestic Sales		338,448		928,832		824,416
	\	2,604,541	\	1,526,828	\	1,434,519

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

Size of Industry

World Medical Electronic Device Market

The demand for medical electronic devices is influenced by an increasing patient population and the focus on health care cost containment and preventative therapies. Medical devices include a broad range of surgical devices and equipment used in cardiovascular, orthopedics, respiratory, ophthalmic, neurology, urinary, disposable, infection and more. In the fact, World Medical Market reported that the global medical electronic device market was valued at $176 billion in 2006, of which $97 billion was generated from the U.S. market.

The U.S. is still the largest electronic medical device market and leads the world in advanced medical technologies. The U.S. medical device industry is expected to grow at a compound annual growth rate of 5.2 percent between 2006 and 2010. It will continue to develop new innovative devices in minimal invasive surgery, cardiovascular, and orthopedic implants. However, cost containment constraints in the healthcare system have contributed to hospital cutbacks in medical device purchases.

The medical electronic device industry outside of the U.S. has grown significantly in recent decades. In 2006, foreign markets accounted for 47 percent of the global medical device industry. Among these countries, Serbia (12.4%), Russia (9.7%) and Ukraine (8.9%) have the highest growth rates while top 3 markets, the US, Japan and Germany have 5.9%, 2.5% and 2.1% respectively. (KHDI, Medical Device Industry Research, December 2006)

Cardiovascular Device Market (U.S.)

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

In 2007, Global Industry Analysts, Inc. reported that the estimated size of the world medical laser system market US$4 billion in 2007. United States is the largest market for medical laser systems worldwide at an estimated US$2.4 billion in 2007. Europe is the second largest market followed by Japan at a distant third. United States and Europe together account for about 82 percent of the global share. The global and regional markets are expected to grow at CAGRs ranging between 9% and 13%. The expected global market value in 2010 is $5.8 billion.

C. ORGANIZATIONAL STRUCTURE

Meridian Co., Ltd. was incorporated under the laws of Korea on April 19, 1994 as a private company. The Company operates from its both corporate head office and manufacturing plant are located at 3F, Poonglim Tech-one Bldg, 273-10, Seongsu-Dong 2ga, Seongdong-Gu, Seoul Korea 133-120.

As of December 31, 2007, the Company had two subsidiaries. The acquisition dates and Meridian Co., Ltd.'s ownership percentages of its consolidated subsidiaries as at December 31, 2007, 2006 and 2005 are as follows:

			Acquisition	Percentage ownership at December 31,
Subsidiary	Country of Incorporation	Primary Business	Date	2007	2006	2005
Meridian America		Wholesale and retail of	March 4,
Medicals, Inc.	USA	medical equipment	2002	75.76%	75.76%	75.76%
			September 29,
Meitian Co., Ltd		"		100.00%	100.00%	100.00%
	Korea		2005

On March 4, 2002, Meridian acquired 100% ownership of Meridian America Medicals, Inc. located in the city of Irvine, California, USA to establish distribution post for the North American market. On December 13, 2004 and February 15, 2005, Meridian America Medicals, Inc. issued new common stock, of which the shares were entirely subscribed by a non-controlling shareholder, Meridian Medical, Inc. Consequently; the ownership by Meridian was diluted from 100% to 75.76% .

On September 29, 2005, Meridian acquired 100% ownership of Rapha & Health Co., Ltd. for 50 million Won in cash to systemize its sales process in domestic (Korea) market. On June 7, 2006, Rapha & Health Co., Ltd. changed its name to Meitian Co., Ltd. However, Meitian Co., Ltd. closed down in April 2008, so that Meridian could concentrate its resources on the overseas markets.

Directors and Senior Management Team

HYEON-SEONG MYEONG, President, CEO and Director

Mr. Myeong graduated from the Seoul National University in 1982 with a degree in Electronic Engineering. From 1983 to 1988 he was Section Chief of Research Center for the GoldStar (LG Electronics) Company. From 1990 to 1991 Mr. Myeong was Division Chief of Research for Medison Co. Ltd., a large Korean medical device company. From 1992 to 1993 he was the Chief of the International Technical Coordination and the Vice President of a Joint Corporation with Russia (Ultramed) as a director of Medison Co., Ltd. Since 1994, Mr. Myeong has been the President and CEO of the Company and is the founder of the Company.

IN BEOM PARK, Secretary and Director

Mr. Park graduated from the Seoul National University with a degree in Sociology. From 1991 to 1998 he was the head of the Development & Planning Department of Kia Techono Co., Ltd. He was the Founder of Eduevision Korea Co., Ltd. in 1999. Mr. Park joined Meridian in 2002 as the head of the Planning Department.

SOON WOONG JANG, Director (appointed as a director on March, 2006)

Mr. Jang graduated from Korea University in South Korea with Agriculture as his major. From 1988 to 1992 he was the Business Manager for Hyundai Department Store, a subsidiary of KeumKang Development Industrial Co., Ltd. He established Samgong Distribution Co., Ltd., a wholesale distributor, and had been a CEO of Samgong until 2003. From 2001 he has been a vice president of Korea E-commerce Association. On March 31, 2006, he was appointed a Director of Meridian.

D. PROPERTY, PLANTS AND EQUIPMENT

The Company relocated its factory from Kangwon Province to Seoul in November 2005. The previous factory in Kangwon Province (687-6, Sangohan-Ri, Hongchun-Eup, Hongchun-Kun, Kangwon-Do, Korea) was disposed to repay its debts to pre-emptive creditors and Chohung Bank.

The Company signed the lease contract for its current office and factory at 3F, Poonglim Tech-One Bldg, 273-10, Seongsu-dong 2ga, Seongdong-gu, Seoul, Korea in June 2006. The Company’s products are assembled from purchased and manufactured components at its factory. Virtually all of the components making up the Company’s products are readily available from domestic suppliers. Some of the components have been designed by the Company and/or are custom manufactured to its specifications.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis is based on and should be read in conjunction with the Company’s audited consolidated financial statements, including the notes thereto, and other financial information appearing elsewhere herein. The audited consolidated financial statements have been prepared using Korean Won and presented in accordance with accounting principles generally accepted in the United States.

A. OPERATING RESULTS

Year comparisons between 2007, 2006, and 2005

For the year ended December 31, 2007, the Company achieved sales revenue of 2,604,541 thousand Won ($2,783,224) resulting in a gross profit of 1,785,123 thousand Won ($1,907,590) compared with sales revenues of 1,526,828 thousand Won that resulted in a gross profit of 935,009 thousand Won for the year ended December 31, 2006 and sales revenues of 1,434,519 thousand Won that resulted in a gross profit of 335,325 thousand Won for the year ended December 31, 2005.

The sales revenue in 2007 has increased by 70.6% from 2006 and was 81.6% higher than 2005, the gross profit in 2007 has increased by 90.9% from 2006 and has increased 432.4% from 2005. Moreover, the gross margin in 2007 was 68.5% compared to 61.2% in 2006 and 23.4% in 2005. The significant increases of gross profit and gross margin in 2007 and 2006 were due to successful transition of the Company’s target market and its products that were generating larger sales and higher margins. Sales of the Company’s new products, Lapex BCS and DPA was 93.8% of the total sales revenue in 2007 and 89.5% in 2006 compared with 59.8% in 2005. Especially, in 2007, the Company has successfully launched Lapex BCS to Japan and Europe. As a result, the sales generated from oversea market were 2,266,093 thousand Won ($2,421,557) and 87% of the total sales revenue of the Company in 2007.

The Company’s operating loss has increased to 562,346 thousand Won ($600,926) in 2007 from the loss of 251,407 thousand Won in 2006 and from a loss of 1,957,847 thousand Won in 2005. The increase in the operating loss in 2007 from 2006 and 2005 was due primarily to the increase of selling, general and administrative expenses. The total operating expense in 2007 was 2,042,162 thousand Won ($2,182,264), 83.8% increase from 2006, due to increases in salaries, and commissions and fees for the expansion of the Company’s operations and new market (region) preparation.

For the research and development, the Company has expensed 305,307 thousand Won ($326,252), 75,309 thousand Won and 100,201 thousand Won during the years ended December 31, 2007, 2006 and 2005, respectively. In the same period, working capital deficit has decreased to 2,584,394 thousand Won ($2,761,693) at December 31, 2007 from working capital deficits of 4,237,797 thousand Won and 2,788,448 thousand Won at December 31, 2006 and 2005, respectively.

The Company has appropriated 267,608 thousand Won of retained earnings for future investment and business rationalization. The appropriation was a legal requirement in Korea until 2001 when the applicable statute was repealed. There are presently no restrictions on the use of the appropriation for business rationalization.

B. LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the summary of our cash flows for the periods indicated:

		For the Years Ended December 31,
		2007(1)		2007		2006		2005
				(Korean Won (\) in thousands,and US$)
Net cash provided by (used in) operating activities	US$	(2,082,805)	\	(1,949,090)	\	(165,145)	\	(1,108,499)
Net cash provided by (used in) investing activities		(102,574)		(95,988)		125,565		923,606
Net cash provided by (used in) financing activities		2,293,818		2,146,556		19,000		165,729
Net increase(decrease) in cash		108,439		101,478		(20,580)		(19,164)
Cash at beginning of period		2,552		2,387		22,967		42,131
Cash at end of period		110,991		103,865		2,387		22,967

Note:
     For the convenience of the reader, the Won amounts are expressed in US$ at the rate of Won 935.8 to US$1.00, the exchange rate announced by the Federal Reserve Bank of New York on December 31, 2007.

Our primary source of liquidity is cash flow from financing activities.

Net cash used in operating activities was Won 1949,090 thousand ($2,082,805) in 2007, Won 165,145 thousand in 2006 and Won 1,108,499 thousand in 2005. We have not been able to generate positive cash flow from operating activities over the last three years as we have recorded net losses in each year.

Net cash used in investing activities was Won 95,988 thousand ($102,574) in 2007, mainly due to the increase of the tangible asset acquisitions. We generated positive cash flow from investing activities of Won 125,565 thousand in 2006, mainly from the decrease in short-term loans. Net cash provided by investing activities was Won 923,606 thousand in 2005, primarily due to proceeds from the sale of our plant and equipment in 2005.

Net cash provided by financing activities was Won 2,146,556 thousand ($2,293,818) in 2007, reflecting the increase in our capital stock. Net cash provided by financing activities was Won 19,000 thousand in 2006 and Won 165,729 thousand in 2005, mainly due to the issuance of short-term borrowings.

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

Proprietary Technology and Other Intellectual Properties

The Company has 5 registered and pending patents, 2 design rights and 7 trademarks at the Korea and Japan Industrial Property Office. The Company also has 1 pending patent under the Patent Cooperation Treaty as well as the United States and EU, China, Canada. The Company believes that Korean intellectual property laws and regulations afford owners of intellectual property protections similar to those enjoyed by owners of intellectual property in the United States. Korean intellectual property laws were amended at the end of 1995 to harmonize them with the Trade-Related Aspects of Intellectual Property Rights Agreement.

The Company’s registered patents are summarized in the following table:

TECHNOLOGY DESCRIPTION	REGISTRATION NUMBER	DATE OF REGISTRATION

(PATENTS)
Diagnostic device using the electric features of the human body	130791	November – 97
Automatic detection of meridians by probe device	210233	April – 99
Pulse formation analysis device	0368021	December – 02
Laser beam irradiation device	0457964	January – 03
Adipose Resolve Apparatus for Low-Power LASER: Korea	0653441	March – 06
Adipose Resolve Apparatus for Low-Power LASER: PCT	PCT – KR20061000694	May – 06
Adipose Resolve Apparatus for Low-Power LASER: Japan	2008-511428	May – 08
Adipose Resolve Apparatus for Low-Power LASER: USA (pending)	11-577356	May – 07
Adipose Resolve Apparatus for Low-Power LASER: EU (pending)	-	September – 07
Adipose Resolve Apparatus for Low-Power LASER: Canada (pending)	200680004048	August – 07
Adipose Resolve Apparatus for Low-Power LASER: China (pending)	-	August – 07
(DESIGN)
Electrode holder for laser treatment	0302314	June – 02
Electrode for laser treatment	0302315	June – 02
(TRADEMARK)
BRIEF	345494	August – 96
BRD	409677	July – 98
Lapex	500915	September – 01

Biomeridian	0522196	June – 02
Pulsecare	0538120	December – 02
Mcview	0531965	October – 02
Meridian CI Logo	0685047	November 06

The Company relies on a combination of patent and trade secrets to establish and protect the proprietary rights in its products. In order to protect and support current and future development of its products, the Company expects that it will continue to make application for patents at the Korea Industrial Property Office. The Company believes that the ownership of patents will be a significant factor in contributing to its business. However, the success of the Company will depend primarily on the innovative skills, technical competence and marketing abilities of its personnel. In addition, there can be no assurances that the Company’s current and future patent applications will be granted, or if granted, that the claims covered by the patents will not be reduced from those included in the Company’s applications. Claims by third parties that the Company’s current or future products infringe upon their intellectual property rights may have a material adverse effect on the Company. Intellectual property litigation is complex and expensive and the outcome of this litigation is difficult to predict. Any future litigation, regardless of outcome, may result in substantial expense to the Company and significant diversion of the Company’s management and technical personnel.

Regulatory Restrictions

Use of the Company’s products internationally is subject to various government regulatory requirements on a country-by-country basis. Europe, the U.S., Canada, Australia, Japan and China each have their own product certification systems. As a result, this has slowed the process for the Company to expand in the world market. Even if there are no technical difficulties, its products are directly involved with human life, and require that the Company obtain government approval of clinical safety for the products through various analysis and testing procedures. The table below includes all the regions in the world where Meridian’s products have been approved for sale.

REGION	REGULATION	PRODUCTS APPROVED

Korea	KFDA	Meridian-II, ABR-2000, Lapex–2000 (LipoLaser), DPA (Digital Pulse Analyzer)
China	SDA	Meridian-II, ABR – 2000, Lapex-2000
U.S.A.	FDA	Meridian-II, Meridian Portable, Lapex-2000, ABR-2000, Digital Pulse Analyzer Lapex-2000 LipoLaser (pending), Lapex-BCS (pending)
Canada	Health Canada	DPA (Digital Pulse Analyzer), Lapex-2000 LipoLaser
South America	FIP	Meridian-II, ABR – 2000, Lapex-2000
EU	CE EMC, CE LVD CE MDD	Lapex-2000 (Lapex BCS): CE LVD, CE EMC DPA: CE MDD
International	ISO13485:2003 ISO13485:CMDCAS	Quality Assurance System for DPA and Laser Therapy Device

D. TREND INFORMATION

The operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in Korea and in the Asia Pacific region. The curtailed economic activity in the Company’s traditional markets resulted in a significant decline in the Company’s sales, production and inventory from 2003 to 2005. The Company is actively seeking to expand its sales into new markets, principally the United States, Europe and Japan. From 2005, the Company is in transition of its target market, mainly preventive medicine and medical laser market with Lapex-BCS (LipoLaser) and DPA. These two products contributed 94% of the total sales revenue in 2007 and 90% in 2006. In 2007, the sales portions from the US, Europe and Asia (excluding Korea) were 30%, 10% and 43% of the total revenue of the Company.

E. OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

		Payments due (by period) (Korean Won (\) in thousands)
				Less than						more than
Contractual Obligations		Total		one year		1-3 years		3-5 years		5 years
Long-term accounts payable	\	1,252,017	\	940,123	\	311,894	\	-	\	-
Lease obligations		55,616		55,616		-		-		-

Long-term debt obligations (1)		3,055,298		872,942		872,942		872,942		436,472

Debentures(2)		1,500,000		428,572		428,571		428,570		214,287
Subtotal – borrowings		4,555,298		1,301,514		1,301,513		1,301,512		650,759
Grand total	\	5,862,931	\	2,297,253	\	1,613,407	\	1,301,512	\	650,759

(1) See Note 11. “Long-Term Borrowings” of consolidated financial statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

See Item 4.C.

B. COMPENSATION

Name & Principal (Position)	Year	Salary	Bonus	Accrued Severance	All Other
		(US$)	(US$)	Benefits (US$)	Compensation
Myeong, Hyeon-Seong (Director, President, CEO)	2007	62,834	Nil	68,808	Nil
Park, In Beom (Director, General Manager)	2007	53,858	Nil	9,724	Nil
Soon Woong Jang	2007	Nil	Nil	Nil	Nil

*Hyeon Seong Myeong was granted options for 2,218 shares of the Company’s common stock at the price of 680 Won in March 2001 (expired in February 2008).

Compensation of Directors
Directors and directors who are also employees of the Company receive no extra compensation for their services on the Board of Directors of the Company.

Employment Contracts with employees and officers
The Company has not entered into any employment contracts, but anticipates entering into employment contracts with certain management and other key personnel.

C. BOARD PRACTICES

Not applicable

D. EMPLOYEES

The Company has 21 employees in the following areas:

Department	Number of Employees

Finance and Accounting	4
Sales	4
Customer Support	2
Business Administration	1
Research and Development	3
Technical Support	4
Purchasing	1
Quality Control	2
Total	21

There were no significant changes in number of employees during the past three years.

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2007 and June 20, 2008, (a) each of the Company’s directors and officers, and (b) all directors and officers of the Company, as a group:

Name and address of beneficial owner	Amount Stock	Percentage of	Percentage of
and position with the company	Beneficially Owned	Class as of Dec.31,2007	Class as of June 20, 2008

Myeong, Hyeong-seong. (President, CEO and Director) #997-4 Daechi-dong Gangnam-gu, Seoul, Korea	971,500 common shares	2.78%	2.78%
In Beom Park (Director) #603 605, JungSan town, Ilsan-dong, Ilsan-gu, Goyang-city, KyungKi-do, Korea	Nil	Nil	Nil
Soon Woong Jang (Director) #122-75 Noranggin dong, Dongjak-gu, Korea,	Nil	Nil	Nil
All officers and Directors as a
Group	971,500	2,78%	2.78%

Stock Option Plans
Under the Company’s Articles of Incorporation, the Company may grant options for the purchase of its shares to certain qualified officers and employees. Set forth below are the details of the Company’s stock option plan as currently contained in its Articles of Incorporation (the “Stock Option Plan”). In order to qualify for participation in the Stock Option Plan, officers and employees must have the ability to contribute to, the establishment, development or technological innovation of the Company. Notwithstanding the foregoing, the following criteria shall not be eligible to receive options under the Stock Option Plan; (i) the Company’s largest shareholder and its specially related parties, as defined in the Securities and Exchange Act of Korea (the “Securities Act of Korea”), (ii) major shareholders and their specially related parties, as defined in the Securities Act of Korea, and (iii) any shareholder who would become a major shareholder upon exercise of stock options granted under the Stock Option Plan. Under the Securities Act of Korea, a major shareholder is defined as a shareholder who (i) holds 10% or more of shares issued and outstanding or (ii) has actual control over major management decisions. Under the Securities Act of Korea the largest shareholder of a company is the person who holds the largest number of issued and outstanding shares of the company. The specific terms and conditions of stock options granted under the Stock Option Plan shall be approved at a duly convened shareholders’ meeting. Under the Company’s Articles of Incorporation, stock options shall be offered through (i) issuance of new shares, or (ii) payment in cash or treasury stock held by the Company of the difference between the market price of its shares and the option exercise price. The maximum aggregate number of the Company’s shares available for issuance under the Stock Option Plan shall not exceed 15% of the total number of its shares outstanding. The stock options may not be granted to all officers and employees at the same time. Any single officer or employee may not be granted stock options for the shares exceeding 10% of the shares issued and outstanding. Stock options granted under the Stock Option Plan will have a minimum exercise price equal to the arithmetic mean of (i) the weighted average of the daily market share prices for the two-month period prior to the date on which the stock options are granted, (ii) the weighted average of the daily market share prices for the one-month period prior to such date and (iii) the weighted average of the daily market share prices for the one-week period prior to such date. When new shares are issued upon the exercise of the stock options, the option exercise price shall not be less than the par value of the Company’s shares. Stock options granted under the Stock Option Plan may be exercised after the third anniversary date of the shareholders’ meeting at which the grant of stock options under the Stock Option Plan is approved but prior to the seventh anniversary date thereof, unless otherwise revoked by the board of directors. The board of directors may revoke stock options granted under the Stock Option Plan if (i) a beneficiary resigns prior to the exercise of the stock options, (ii) the beneficiary causes significant loss to the Company by his or her negligence or willful misconduct, or (iii) an event of termination specified in the Stock Option Plan occur. Shares purchased upon the exercise of stock options granted under the Stock Option Plan will not, at the time of their issuance, be registered with the Securities and Exchange Commission but may be salable in the public market in the United States in accordance with Rule 144 under the Securities Act and applicable Korean laws and regulations.

The Company adopted the following material changes with respect to its Stock Option Plan:

  persons entitled to receive stock options has been expanded to include researchers, faculty members of a university, practicing lawyers, certified public accountants who possess technological or managerial capabilities and Universities and Research Institutes;

  the number of stock options granted at any one time cannot exceed 50% of the total issued and outstanding shares of the Company; and.

  stock option holders shall be entitled to exercise their stock options only after having served in the Company for two (2) years.

On March 19, 2001, the Company granted stock options to its executive officers, directors and 13 employees to purchase 425,250 common shares at an exercise price of Won 680 per share. The options will vest on March 19, 2004 and are exercisable until March 18, 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2007 and June 20, 2008), by each person known to us to own beneficially more than five percent (5%) of our shares.

Name and address	Amount Stock	Percentage of Class	Percentage of Class	Number of
	Beneficially Owned	of Dec.31, 2007	of June 20,2008	Stock Option Held

Terasource Funds (Muhan Investment Co., Ltd.) including: Terasource Kosdaq Venture Investment (2,066,700 common shares); Terasource Venture Investment Capital (403,900 common shares); Terasource Venture Capital Fund 2 (1,070,270 common shares); Terasource Venture Capital Fund 3 (1,551,350 common shares); Terasource Venture Capital Fund 4 (378,380 common shares); 8FR Dongshin Bldg. 141-30 Samseong-dong, Kangnam-gu Seoul, Korea	5,470,600 common shares	15.63%	15.63%	Nil

The Hong Group of Companies including: Serome Investment Co. Ltd. (1,085,675shares), 151-7 Samseong-Dong Kangnam-Gu Seoul Korea; Mok-Won Assets Management Co. Ltd (1,375,000 shares),2004 Ho, Anam tower 702-10 Yuksam-dong Kangnam-ku, Seoul, Korea; Bio & Medical Research Co. Ltd. (524,425 shares), 702-10 Yuksam-dong, Kangnam-ku, Seoul, Korea; Ki-tae Hong (127,800 shares) and Hye-sook Lee (213,000 shares)151-7 Samseong-Dong, Kangnam-Gu, Seoul, Korea	3,325,900 common shares	9.50%	9.50%	Nil
Note: Every shareholder’s right and interest is not different.

Securities held in the host country
The Company has legally issued its shares and complied with the filing requirements pursuant to the SEC regulations. However, 13,885,159 common shares issued through S-8 registrations, (i) for acquisition of By George Holdings, (ii) debt-for-equity swap on October 21, 2004 and (iii) service fee for IR and marketing activities, have not been included in the Korean Commercial Registration Office due to the different requirements of the share issuance between the US and Korean Commercial Laws. The number of outstanding shares and capital stock as of December 31, 2007 in SEC and in Korean Commercial Registration Office are as follows: (Korean Won (\) in thousands,)

				Korean Commercial
		SEC		Registration Office
Number of outstanding shares		35,004,156 shares		19,421,182 shares
Capital Stock	\	3,500,4156	\	1,942,118

Related party transactions
There is no known relationship between any of the Directors and Officers of the Company with major clients or provider of essential products and technology.

In the event conflicts do arise the Company will attempt to resolve any such conflicts of interest in favor of the Company. The officers and directors of the Company are accountable to the Company and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company’s affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

The transactions between the Company and its subsidiaries are disclosed in the Note 20 to the consolidated financial statements.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18- Financial Statements”

Legal Proceedings
On February 27, 2004, the Company received approval for a debt restructuring plan for a total of 4,697,927,000 Won from the Chooncheon District Court, Korea, whereby a group of creditors of the Company and a representative of the Company agreed to reschedule the payments on 4,697,927,000 Won of the Company’s debt. An application for the restructuring plan was subsequently filed with Chooncheon District Court and approved by the court on the same day.

Meridian America Medical Inc., a subsidiary of Meridian Co., Ltd. was served in October 2007 as a defendant in a lawsuit claiming trademark infringement and false advertising filed by Therapy Products, Inc. d/b/a Erchonia Medical to the United States District Court for the Southern District of New York. Fact discovery has been ongoing and is scheduled to be completed June 30, 2008. We anticipate making summary judgment motions in October 2008 that we hope will result in a ruling that Erchonia’s claims will be dismissed. We are also scheduled for court-ordered mediation on July 1, 2008.

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

B. SIGNIFICANT CHANGES

On April 30, 2008, Meitian Co., Ltd., a subsidiary in Korea, closed down and discontinued its operations. The decision was made by management to concentrate the Company’s resources on growing overseas markets.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Price History

The common shares of the Company began trading on the OTC Bulletin Board on February 13, 2002 under the symbol MRDAF. The following table sets forth the high and low sales of prices of our common shares on the OTC Bulletin Board for the periods indicated.

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)
Annual Highs and Lows
2006	0.74	0.11
2005	0.48	0.2
2004	0.58	0.2

2003	0.51	0.065

Quarterly Highs and Lows
2007
Fourth Quarter	1.45	1.15
Third Quarter	1.54	0.83
Second Quarter	0.87	0.7
First Quarter	0.82	0.4
2006
Fourth Quarter	0.74	0.35
Third Quarter	0.55	0.11
Second Quarter	0.31	0.17
First Quarter	0.26	0.17

Monthly Highs and Lows

2008
May	1.15	0.72
April	0.75	0.65
March	0.99	0.6
February	1.2	0.96
January	1.35	1.10
2007
December	1.32	1.15

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

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUER

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company is authorized to issue 50,000,000 shares of common stock, each share of common stock having equal rights and preferences, including voting privileges. The Company is not authorized to issue shares of preferred stock. As of December 31, 2007 there were 35,004,156 shares of the Company's stock issued and outstanding. The shares of common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefore; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of the Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

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

Transfer of Shares
Under the Commercial Code, the transfer of shares is affected by delivery of share certificates but, in order to assert shareholders' rights against the Company, the transferee must have his name and address registered on the register of shareholders. For this purpose, shareholders are required to file their name, address and seal or specimen signature with the Company. Under the regulations of the Financial Supervisory Commission of Korea, non-resident shareholders may appoint a standing proxy and may not allow any person other than such standing proxy to exercise rights regarding the acquired shares or perform any task related thereto on his behalf, subject to certain exceptions. Under current Korean regulations, securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks), investment management companies in Korea, internationally recognized foreign custodians and the Korean Securities Depository are authorized to act as agents and provide related services.

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

Not applicable.

D. EXCHANGE CONTROLS

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

  dealers in securities or currencies;
  financial institutions;

  tax-exempt entities;
  banks;
  life insurance companies;
  traders in securities that elect to mark-to-market their securities;
  persons that hold common shares as a part of a straddle or a hedging, or conversion transaction;
  persons liable for the alternative minimum tax;
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
  a citizen or resident of the United States;
  a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;
  an estate the income of which is subject to United States federal income taxation regardless of its source;
  a trust:
  if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust; or
  that has elected to be treated as a United States person under applicable Treasury regulations. This discussion addresses only United States federal income taxation.

F. DIVIDENDS AND PAYING AGENT
Not applicable.

G. STATEMENTS BY EXPERTS
Not applicable.

H. DOCUMENTS ON DISPLAY
Not applicable

I. SUBSIDIARY INFORMATION
See Note 2 of the Consolidated Financial Statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Disclosure
Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in market rates of interest and foreign exchange. The Company's primary market risk exposures are fluctuations in exchange rates, interest rates and equity prices. The Company is exposed to foreign exchange risk related to export sales denominated in foreign currency. All of the Company's export sales are denominated in U.S. Dollars, regardless of the currencies of the countries/regions in which the purchasers are located. For the year ended December 31, 2007, the Company had an aggregate 2,266,093 thousand Won export sales, accounting for 87% of the Company's total revenues. The Company has no other significant foreign currency denominated revenue. As a result, changes in the foreign exchange rate between the Won and the Dollar may significantly affect the Company due to the effect of such changes on the amount of payment, denominated in Won, the Company receives from foreign purchasers on the export sales. As of December 31, 2007, all of the Company's liabilities are denominated in Won. Therefore, if the Won depreciates against the Dollar by 10% and all other variables are held constant from their levels for the year ended December 31, 2007, the Company estimates that the payment receivable from its overseas customers will decrease by approximately 226,609 thousand Won ($242,155) in 2007. The Company is exposed to interest rate risk due to significant amounts of short-term and long-term debt. Upward fluctuations in interest rates increase the cost of additional debt. However, as of December 31, 2007, the Company had no floating rate borrowings. Currently the Company does not use any derivatives or other financial instruments to mitigate these risks discussed above.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company currently has the default tax payment of 196,910 thousand Won ($210,419) to the federal tax office and the default interest payment of 487,388 thousand Won ($520,825).

Due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2007, Meridian has not paid 650,757 thousand Won of principal and 487,388 thousand Won of accrued interest outstanding to financial institutions, and 940,123 thousand Won of accounts payable to various vendors.

The details of the debt restructuring of the Company, which is disclosed in Item 8. and Note 2 to the consolidated financial statements in this report, were reported in the form 6-K filed on March 28, 2004.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures
Our management has evaluated, with the participation of our Chief Executive Officer and Director, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Director concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Director, as appropriate to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed by, and under the supervision of, our principal executive, principal operating and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

C. Attestation Report of the Independent Registered Public Accounting Firm
Not applicable.

D. Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)Audit Fees: For the fiscal year 2006, the Company was charged 57,543,620 Won ($61,750) for professional services rendered by its auditors for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for the fiscal year 2006.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

Part III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINACIAL STATEMENTS

Meridian Co., Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Meridian Co., Ltd.

We have audited the accompanying consolidated balance sheets of Meridian Co., Ltd., and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ deficiency, and cash flows for the years ended December 31, 2007, 2006 and 2005. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Meridian Co., Ltd. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and cash flows for the years ended December 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's significant operating losses and working capital deficit raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Choi, Kim & Park LLP

Los Angeles, California
Certified Public Accountants

June 18, 2008

Meridian Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2007 and 2006
(in thousands of Korean Won (\))

	2007 (in US$)
	(Note 4)
A S S E T S	(unaudited)		2007		2006

Current assets :
Cash and cash equivalents (Note 3)	$110,991	\	103,865	\	2,387
Trade accounts receivable - less allowance for doubtful accounts
of 534,484 (USD 571,152) in 2007 and 571,968 in 2006 (Notes 3 and 5)	1,223,354		1,144,814		413,228
Short-term loans - less allowance for doubtful accounts
of 218,485 (USD 233,474) in 2007 and 218,485 in 2006	10,686		10,000		-
Other accounts receivable - less allowance for doubtful accounts
of 3,020 (USD 3,227) in 2007 and 3,020 in 2006	43,138		40,368		40,519
Inventories (Note 6)	587,516		549,798		371,209
Other current assets	25,532		23,893		21,337

Total current assets	2,001,217		1,872,738		848,680

Property, plant and equipment, net (Notes 3 and 7)	54,034		50,565		16,546

Investments and other assets :
Investments (Note 8)	30,900		28,917		27,316
Security deposits	109,445		102,419		76,533
Patents and trademarks, net of amortization (Notes 3 and 9)	806		754		943

Total investments and other assets	141,151		132,090		104,792

TOTAL ASSETS	$2,196,402	\	2,055,393	\	970,018

The accompanying notes are an integral part of these Consolidated Financial Statements

(Continued)
Meridian Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2007 and 2006
(in thousands of Korean Won (\))

	2007 (in US$)
	(Note 4)
LIABILITIES AND SHAREHOLDERS' DEFICIENCY	(unaudited)		2007		2006

Current liabilities
Accounts payable	$1,299,221	\	1,215,811	\	1,751,943
Current portion of long-term accounts payable (Note 2)	1,004,619		940,123		1,278,761
Short-term borrowings (Note 10)	207,961		194,610		330,216
Current portion of long-term borrowings (Note 11)	1,390,803		1,301,514		650,757
Other current liabilities	790,574		739,819		1,035,343
Deferred warranty revenue	69,732		65,255		38,457

Total current liabilities	4,762,910		4,457,132		5,085,477

Long-term accounts payable (Note 2)	333,291		311,894		1,464
Long-term borrowings (Note 11)	3,477,008		3,253,784		3,904,541
Accrued severence benefits (Note 12)	126,011		117,921		78,111

Total liabilities	8,699,220		8,140,731		9,069,593

Commitments (Note 13)	-		-		-

Shareholders' deficiency (Notes 14 and 15)
Meridian Co. shareholders' equity
Common stock - par value 100 WON per share; 50 million shares authorized;
issued and outstanding 35,004 thousand shares and 31,394 thousand shares	3,740,560		3,500,415		3,139,398
at December 31, 2007 and December 31, 2006, respectively
Additional paid-in capital	6,614,323		6,189,683		3,929,900
Appropriation for business rationalization (Note 15)	285,968		267,608		267,608
Accumulated deficit	(17,159,764)		(16,058,106)		(15,450,443)
Accumulated other comprehensive income (loss)	16,095		15,062		13,962
Noncontrolling interest	-		-		-

Total shareholders' deficiency	(6,502,818)		(6,085,338)		(8,099,575)

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$2,196,402	\	2,055,393	\	970,018

Meridian Co., Ltd. and Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands of Korean Won (\), except per share amounts)

	2007 (in US$)
	(Note 4)
	(unaudited)		2007		2006		2005

Sales (Notes 3 and 22)	$2,783,224	\	2,604,541	\	1,526,828	\	1,434,519
Cost of sales	875,634		819,418		591,819		1,099,194
Gross profit	1,907,590		1,785,123		935,009		335,325
Selling, general and administrative expenses (Note 16)	2,182,264		2,042,162		1,111,107		2,192,971
Research and development expenses	326,252		305,307		75,309		100,201
Loss from operations	(600,926)		(562,346)		(251,407)		(1,957,847)
Other income (expense)
Interest income	92		87		30		2,307
Interest expense	(251,934)		(235,760)		(246,523)		(806,908)
Foreign transaction gain(loss), net	(11,140)		(10,425)		(9,029)		1,758
Other, net	214,556		200,781		171,922		(621,667)
Total other expense	(48,426)		(45,317)		(83,600)		(1,424,510)
Minority interest in net loss of consolidated subsidiaries	-		-		10,260		32,951
Loss before income taxes	(649,352)		(607,663)		(324,747)		(3,349,406)
Income taxes (Note 17)	-		-		-		-
Net loss	$(649,352)	\	(607,663)	\	(324,747)	\	(3,349,406)

Net loss per common share (Note 19)
Basic and diluted	$-0.020	\	(19)	\	(10)	\	(106)
Weighted average number of common shares
Basic and diluted	32,553,528		32,553,528		31,393,984		31,603,847

The accompanying notes are an integral part of these Consolidated Financial Statements

Meridian Co., Ltd. and Subsidiaries
Consolidated Statement of Changes in Shareholders' Deficiency
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands of Korean Won (\), except per share amounts)

									Accumulated
	Common Stock Issued				Additional				Other
					Paid-in		Accumulated		Comprehensive
	Shares		Amount		Capital		Deficit		Income (Loss)		Total

Balance at January 1, 2005	29,993,984	\	2,999,398	\	3,724,910	\	(11,463,996)	\	(2,034)	\	(4,741,722)

Issuance of common shares	2,400,000		240,000		243,936		-		-		483,936
Return to treasury of shares of common stock	(1,000,000)		(100,000)		(70,656)		-		-		(170,656)
Capital transaction by an equity method investee	-		-		31,710		-		-		31,710
Net income (loss)	-		-		-		(3,349,406)		-		(3,349,406)
Losses in excess of minority interests	-		-		-		(41,909)		-		(41,909)
Other comprehensive income (loss):
Cumulative translation adjustment	-		-		-		-		4,376		4,376
Balance at December 31, 2005	31,393,984	\	3,139,398	\	3,929,900	\	(14,855,311)	\	2,342	\	(7,783,671)

Net income (loss)	-		-		-		(324,747)		-		(324,747)
Losses in excess of minority interests	-		-		-		(2,777)		-		(2,777)
Other comprehensive income (loss):
Cumulative translation adjustment	-		-		-		-		11,620		11,620
Balance at December 31, 2006	31,393,984	\	3,139,398	\	3,929,900	\	(15,182,835)	\	13,962		(8,099,575)

Issuance of common shares	3,610,172		361,017		2,259,783		-		-		2,620,800
Net income (loss)	-		-		-		(607,663)		-		(607,663)
Other comprehensive income (loss):
Cumulative translation adjustment	-		-		-		-		1,100		1,100
Balance at December 31, 2007	35,004,156	\	3,500,415	\	6,189,683	\	(15,790,498)	\	15,062	\	(6,085,338)

Balance at December 31, 2006 (in US$) (Note 4)	31,393,984		$3,354,775		$4,199,509		$(16,224,444)		$14,920		$(8,655,240)

Issuance of common shares	3,610,172		385,785		2,414,814		-		-		2,800,599
Net income (loss)	-		-		-		(649,352)		-		(649,352)
Other comprehensive income (loss):
Cumulative translation adjustment	-		-		-		-		1,175		1,175
Balance at December 31, 2007	35,004,156		$3,740,560		$6,614,323		$(16,873,796)		$16,095		$(6,502,818)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands of Korean Won (\))

	2007 (in US$)
	(Note 4)
	(unaudited)		2007		2006		2005

CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	$(649,352)	\	(607,663)	\	(324,747)	\	(3,349,406)
Adjustments to reconcile loss from operations to net cash used for operating activities
Depreciation	24,491		22,918		8,763		25,150
Provision for severance benefits	82,234		76,955		36,710		4,900
Bad debt expenses, net (recovery income)	(42,437)		(39,712)		(201,352)		541,642
Amortization of intangible assets	202		189		263		263
Loss on disposal of property, plant and equipment	3,428		3,656		-		502,195
Equity in loss(gain) of investee	586		548		483		(14,071)
Service fee paid with issuance of stock	-		-		-		483,936
Cancellation of service fee paid with issuance of stock	-		-		-		(170,656)
Other	18,790		26,797		5,223		(30,392)
Changes in operating assets and liabilities
Decrease (increase) in accounts receivable	(739,178)		(691,723)		(29,667)		(179,412)
Decrease (increase) in inventory	(180,994)		(178,588)		117,246		207,540
Decrease (increase) in other current assets	(2,730)		(2,554)		(19,588)		186,865
Increase (decrease) in accounts payable - trade	(92,100)		(86,187)		(40,701)		75,200
Increase (decrease) in accounts payable - other	(480,814)		(449,945)		307,420		72,520
Increase (decrease) in other current liabilities	11,200		10,480		(106,036)		756,994
Severance payments	(34,966)		(32,722)		-		(228,746)
Other	(1,165)		(1,539)		80,838		6,979
Sub-total	(1,433,453)		(1,341,427)		159,602		2,240,907

Net cash (used in) provided by operating activities	(2,082,805)		(1,949,090)		(165,145)		(1,108,499)

CASH FLOWS FROM INVESTING ACTIVITIES :
Decrease in short-term loans	-		-		145,500		-
Decrease in long-term financial instruments	-		-		-		41,084
Proceeds from sales of property, plant and equipment	10,892		10,193		-		946,751
Increase in short-term loans	(10,686)		(10,000)		-		(144,046)
Acquisition of property, plant and equipment	(75,119)		(70,296)		(1,505)		(6,233)
Changes in investments and other assets	(27,661)		(25,885)		(18,430)		86,050

Net cash (used in) provided by investing activities	(102,574)		(95,988)		125,565		923,606

CASH FLOWS FROM FINANCING ACTIVITIES :
Proceeds from issuance of common stocks	2,800,599		2,620,800		-		-
Proceeds from short-term borrowings	524,630		490,950		30,000		196,000
Repayment of short-term borrowings	(669,541)		(626,556)		(11,000)		-
Repayment of long-term borrowings	(361,870)		(338,638)		-		(30,271)

Net cash provided by (used in) financing activities	2,293,818		2,146,556		19,000		165,729

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	108,439		101,478		(20,580)		(19,164)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,552		2,387		22,967		42,131

CASH AND CASH EQUIVALENTS AT END OF YEAR	$110,991	\	103,865	\	2,387	\	22,967

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (\) in thousands)

Note 1. Nature of Operation

Meridian Co., Ltd. (“Meridian”), incorporated on April 19, 1994 under the laws of the Republic of Korea ("Korea"), and its subsidiaries (hereinafter collectively referred to as the “Company”), are in the business of developing, manufacturing and selling of integrated medical equipment in domestic (Korea) and overseas markets.

On March 4, 2002, Meridian acquired 100% ownership of Meridian America Medicals, Inc. located in the city of Irvine, California, USA to establish distribution post for the North American market. On December 13, 2004 and February 15, 2005, Meridian America Medicals, Inc. issued new common stock, of which the shares were entirely subscribed by a non-controlling shareholder, Meridian Medical, Inc. Consequently; the ownership by Meridian was diluted from 100% to 75.76% .

On September 29, 2005, Meridian acquired 100% ownership of Rapha & Health Co., Ltd. for \ 50 million in cash to systemize its sales process in domestic (Korea) market. On June 7, 2006, Rapha & Health Co., Ltd. changed its name to Meitian Co., Ltd. However, Meitian Co., Ltd. closed down in April 2008, so that Meridian could concentrate its resources on the overseas markets.

Note 2. Liquidity and Going Concern

The Company has experienced losses from continuing operations during the last three fiscal years and has an accumulated deficit of \ 16,058,106 as of December 31, 2007. Net cash used for continuing operations for the year ended December 31, 2007 was \ 1,949,090. At December 31, 2007, working capital deficit was \ 2,584,394. As of December 31, 2007, the Company’s principal source of liquidity is \ 103,865 of cash and \ 1,195,182 of trade and other accounts receivable. Such conditions raise substantial doubt that the Company will be able to continue as a going concern. These operating results occurred while the Company continues to develop and commercialize new products. These factors have placed a significant strain on the financial resources of the Company. The ability of the Company to overcome these challenges depends on its ability to continue to generate higher revenue, and achieve positive cash flows from continuing operations, profitability and continued sources of debt and equity financing. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties.

On August 4, 2003, when Meridian suffered deteriorated liquidity, bank accounts of Meridian were suspended from the transactions such as check clearing and direct deposits. In addition, on February 27, 2004, Chooncheon District Court in Korea approved the Company’s debt restructuring plan (or composition) for the total debt of \ 4,697,927, which constituted approximately 68% of the total outstanding borrowings and payables of Meridian at that time. The creditors who have agreed to the debt restructuring include the following:

Account	Creditor		Amount
Borrowings	Woori Bank	\	391,787
	SMI ABS Specialty Co., Ltd.		1,000,000
	Rainbow Specialty Securitization Co., Ltd.		500,000
	Korea Technology Credit Guarantee Fund		1,151,884
	Small Business Corporation		300,000
	Korea Exchange Bank		125,831
	Shinhan Bank		41,612
	Subtotal – financial institutions		3,511,114
Accounts payable	Various vendors		1,186,813

	Total	\	4,697,927

The original terms of the borrowings, which include secured \ 34,200 and unsecured \ 3,476,914 of debts to various financial institutions, were alleviated. The new terms require installment payments over 7 years through 2013 at the fixed interest rate of 3.5% per annum. All accrued and unpaid interests on the borrowings were forgiven.

New terms were obtained for the accounts payable due to various vendors, which require installment repayments over 3 years through 2007 at no interest.

In January 2005, Woori Bank exercised its security right on the apartment owned by Meridian. The proceeds of \ 42,837 from foreclosure were used to pay debt principal, interest and other direct expenses related to foreclosure.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (\) in thousands)

Aside from the debt restructuring, Meridian had a borrowing from Chohung Bank (Chohung Bank has been merged into Shinhan Bank as of April 1, 2006), which was not included in the original restructuring plan, as the bank did not agreed to the terms. In December 2005, Chohung Bank exercised its security right on the land and building, which had been provided as collaterals by Meridian. The proceeds of \ 883,308 from the foreclosure, was paid to preemptive other creditors and Chochung Bank. Subsequent to the foreclosure, the original debt restructuring plan was modified to include the outstanding principal of \ 1,074,455 to Chohung Bank. The repayments under the modified plan are scheduled as follows:

		2007		2008		2009		2010		2011		2012		2013		Total
Principal	\	650,757	\	650,757	\	650,757	\	650,757	\	650,757	\	650,757	\	650,756	\	4,555,298
Interest		159,435		136,659		113,883		91,106		68,329		45,553		22,777		637,742
Total	\	810,192	\	787,416	\	764,640	\	741,863	\	719,086	\	696,310	\	673,533	\	5,193,040

However, due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2007, Meridian has not paid \ 650,757 of principal and \ 487,388 of accrued interest outstanding to financial institutions, and \ 940,123 of accounts payable to various vendors.

The status of the restructuring plan is reported to Chooncheon District Court, Korea every quarter. However, under the restructuring plan (or composition), the Court does not have authorities to dictate or supervise day-to-day financial activities, which is typical for court receivership. Therefore, any additional debt or equity financing could be made with no intervention from the Court.

Meridian believes that additional equity financing and continued increase in sales of the new product line-up, recently launched in the international markets will provide sufficient cash flow for it to continue as a going concern. During 2007, Meridian was able to attract new investors, increased its overseas revenue. Particularly, in 2007, Meridian attained the sales approvals of Lapex-BCS (LipoLaser) and DPA in EU and Canadian markets, in addition to Japan market, which will expedite its revenue growth.

Note 3. Summary of Significant Accounting Policies

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Meridian, the parent company, and its majority-owned subsidiary, Meridian America Medicals, Inc. and its wholly-owned subsidiary, Meitian Co., Ltd. All significant inter-company balances and transactions have been eliminated. Non-controlling interest in consolidated financial statements represent the share of Meridian Medical Inc. who owns 24.24% of common stock of Meridian America Medicals, Inc.

Revenue Recognition

Revenue is recognized pursuant to applicable accounting standards including Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 101 (SAB 101), “Revenue Recognition in Financial Statements”, and SAB 104, Revenue Recognition. SAB 101 as amended and SAB 104 summarize certain points of the SEC staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements and provide guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. The Company’s revenue recognition policy complies with the requirements of SAB 101 and SAB 104.

Revenue from sales of products is recognized when the products are received and accepted by customers based on the FOB (free-on board) destination term. For medical equipment, the Company’s sales policy does not allow returns unless the products are defective. The customer’s acceptance is governed by the terms on the contract or arrangement, and any transactions not meeting the predetermined conditions are not recorded as revenue.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (\) in thousands)

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

There are \ 227 included in cash which are restricted in use for pledging to Seongdong District Tax Office as of December 31, 2007.

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

Concentrations of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, short-term and long-term investments and accounts receivable. The Company places its cash primarily in deposit accounts with reputable financial institutions. The Company's accounts receivable are derived primarily from revenue earned from customers located in the U.S., Canada, Europe, Japan and Korea. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collaterals from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. \ 992,089 of the Company’s accounts receivable was written off in the year ended December 31, 2005. There were no write offs in the years ended December 31, 2007, and 2006. In fiscal 2007, 2006 and 2005, sales to the Company's top 5 customers accounted for approximately 75%, 52% and 40% of net revenues, respectively. At December 31, 2007, 2006 and 2005, the Company’s top 5 customers accounted for approximately 85%, 73% and 51% of trade accounts receivable, respectively.

Value - Added Taxes

Under the Korean Value-Added Tax ("VAT") law, the Company pays a 10% VAT on each purchase of VAT-taxable goods or services("input VAT") and collects VAT from its customers equal to 10% of sales ("output VAT"). The net amount is recorded as prepaid VAT, if the input VAT is greater than the output VAT, or VAT payable if the output VAT is greater than the input VAT.

Inventories

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. The cost of inventories is determined on the average cost method.

Investment in Affiliate

Investee entities, in which the Company may exercise significant influence, but not control, are accounted for under the equity method of accounting. Whether the Company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the entity’s board of directors and ownership level, generally 20% to 50% interest in the voting securities of the entity including voting rights associated with the Company’s holdings in common, preferred and other convertible instruments in the entity. Under the equity method of accounting, the Company’s share of the earnings or losses of these entities is included in the equity income (loss) section of the consolidated statements of operations.

A loss in value of an investment that is other than a temporary decline is recognized as a charge to current operations. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (\) in thousands)

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

No impairment loss was recognized in 2007, 2006 and 2005.

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

Through March 1999, under the National Pension Plan in Korea, the Company was required to transfer a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees and is accordingly reflected in the accompanying financial statements as a reduction from the accrued severance benefits liability. Since April 1999, however, under a new regulation, such transfers to the National Pension Fund became no longer required.

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2007, 2006 and 2005, amounted to \ 12,421, \ 6,483 and \ 12,180, respectively.

Research and Development Costs

Certain costs incurred in connection with the purchase of equipment and facilities used in the Company’s research and development activities are capitalized into property, plant and equipment, to the extent that they have alternative future uses. However, all other research and development costs are expensed as incurred. The Company has expensed \ 305,307, \ 75,309 and \ 100,201 during the years ended December 31, 2007, 2006 and 2005, respectively.

Advertising Costs

The Company expenses advertising expenses as they are incurred. Advertising expenses for the years ended December 31, 2007, 2006 and 2005 are \ 25,938, \ 35,671 and \ 40,266, respectively.

Fair Value of Financial Instruments

The estimated fair value of amounts reported in the consolidated financial statements have been determined using available market information and valuation methodologies, as applicable. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and all other current assets and liabilities approximate their fair value because of their short term maturities at December 31, 2007 and 2006, unless otherwise stated. The fair value of non-current assets and liabilities approximate their carrying value unless otherwise stated. The fair value of the Company's long-term debt is based on interest rates that would be available to the Company for the issuance of debt with similar terms.

Income Taxes

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (\) in thousands)

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

Translation of Foreign Currency

The Company applies FASB No. 52, Foreign Currency Translation, for translating foreign currency into Korean Won in its consolidation of the financial statements. Upon consolidation of the Company’s foreign subsidiary into the Company’s consolidated financial statements, any balances with the subsidiary denominated in the foreign currency are translated at the exchange rate at year end. The financial statements of Meridian America Medicals, Inc. (“MAMI”) have been translated based upon US Dollar as the functional currency. MAMI’s assets and liabilities were translated using the exchange rate at year end and income and expense items were translated at the average exchange rate for the year. The resulting translation adjustment was included in other comprehensive income (loss).

The Company used the exchange rates published by The Korea Financial Telecommunications & Clearings Institute.

Earnings (Loss) Per Share

Basic earnings per share (“EPS”) is computed by dividing earnings (losses) attributable to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS is computed using the weighted average number of common and redeemable common shares and dilutive common equivalent shares outstanding during the year using the treasury stock method for warrants.

Stock Option Plan

The Company previously applied the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees,” and related interpretations, in accounting for its fixed stock option plan.. As permitted, the Company had previously elected to adopt provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting for Stock-Based Compensation for options granted to non-employees who perform services for the Company and the disclosure-only provisions of options granted to employees.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), Share-Based Payment (“SFAS 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”) and supersedes APB Opinion No. 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Under SFAS 123R, the Company is required to measure the cost of employee services received in exchange for stock options and similar awards based on the grant-date fair value of the award and recognize this cost in the income statement over the period during which an employee is required to provide service in exchange for the award. The pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. This new rule is effective from the annual reporting period beginning after June 15, 2005. However, the Company did not recognize compensation cost related with stock options as the vesting period was completed up prior to 2004 for all outstanding options.

The fair value of stock options granted were estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield and expected volatility of nil for all years, risk-free interest rate of 5.64% to 9% and expected lives of 4 years. The weighted average fair value per stock option granted during 2001 was \607 (See note 17).

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (\) in thousands)

transition. FIN 48 is effective for years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 will have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, or SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” delays the effective date of Statement 157 for all nonrecurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. We are currently evaluating whether the adoption of SFAS No. 157 will have a material effect on our consolidated financial position, results of operations or cash flows.

In February 2007, FASB, issued Statement of Financial Accounting Standards No. 159, or SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.” SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. It requires a company to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires a company to display the fair value of those assets and liabilities for which it has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of a company’s first fiscal year beginning after November 15, 2007. We are currently evaluating whether the adoption of SFAS 159 will have a significant effect on our consolidated results of operations and financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, or SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements,” to improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and a noncontrolling interest holder by requiring that they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating whether the adoption of SFAS 160 will have a significant effect on our consolidated financial position, results of operations or cash flows.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on our company’s present or future consolidated financial statements.

Note 4. United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean WON(\). These translations should not be construed as a representation that the Korean WON amounts shown could be converted, realized or settled in US dollars at this or any other rate. The US dollar amounts are provided herein as supplemental information solely for the convenience of the readers. Korean WON amounts are expressed in US dollars at the rate of \ 935.8: US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2007. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

Note 5. Accounts Receivable

Trade and other accounts receivable at December 31, 2007 and 2006 are as follows:

		2007		2006
Trade	\	1,679,298	\	985,196
Others		43,388		43,539
		1,722,686		1,028,735
Allowance for doubtful accounts		(537,504)		(574,988)
Accounts Receivable, net	\	1,185,182	\	453,747

Note 6. Inventories

Inventories are comprised of the following as of December 31, 2007 and 2006:

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (\) in thousands)

		2007		2006
Merchandise	\	244,149	\	311,195
Finished goods		111,749		73,112
Work-in-process		196,579		116,598
Raw material		354,737		266,293
		907,214		767,198
Reserves		(357,416)		(395,989)
	\	549,798	\	371,209

Merchandise consists of medical equipment, medical supplies and electronic equipment purchased and held for resale by the Company. Finished goods are comprised principally of alternative medical equipments manufactured by the Company.

Note 7. Property, Plant and Equipment

Property, plant and equipment are comprised of the following at December 31, 2007 and 2006:

		2007		2006
Machinery	\	54,296	\	54,254
Vehicles		44,171		52,219
Tools		47,900		47,900
Furniture and fixtures		835,721		797,304
		982,088		951,677
Less accumulated depreciation		(931,523)		(935,131)
Property, plant and equipment, net	\	50,565	\	16,546

Depreciation expenses for the years ended December 31, 2007, 2006 and 2005 are \ 22,918, \ 8,763 and \ 25,150, respectively.

Note 8. Equity Method Investment

The Company accounts for its ownership interest in Beijing Meridian Medicals Equipment Co., Ltd. ("Beijing Meridian") under the equity method of accounting and adjusts its investment balance for its share of Beijing Meridian income and losses. Beijing Meridian’s primary business is wholesale and retail of medical equipment in China.

On November 10, 2001, the Company acquired 45% ownership of Beijing Meridian for \ 76,956 in cash. The changes of ownership percentage occurred in 2002 and 2003 when Beijing Meridian issued additional capital stocks. The ownership percentage was 25% in 2007 and 2006.

The recognized loss on this investment was \ 548 and \ 483 in 2007 and 2006, respectively. And the carrying amount of the investment was \ 28,917 and \ 27,316 as of December 31, 2007 and 2006, respectively.

Note 9. Patents and Trademarks

Patents and trademarks are comprised of the following at December 31, 2007 and 2006:

		2007		2006
Acquisition cost	\	5,466	\	5,466
Less accumulated amortization		(4,712)		(4,523)
Intangible assets, net	\	754	\	943

Amortization expenses for the years ended December 31, 2007, 2006 and 2005 are \ 189, \ 263 and \ 263, respectively.

Note 10. Short-Term Borrowings

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (\) in thousands)

Short-term borrowings as of December 31, 2007 and 2006 are as follows:

	Annual
Creditor	interest rate		2007		2006

Medison Co., Ltd.	-	\	-	\	1,216
Other (third party individuals)	5 ~ 8%		194,610		329,000
		\	194,610	\	330,216

Note 11. Long-Term Borrowings

Long-term borrowings as of December 31, 2007 and 2006 are as follows:

	Annual
Creditor	interest rate	Maturity Date		2007		2006

Chohung Bank (Note a)	3.5%	December 31, 2013	\	1,074,455	\	1,074,455
Korea Technology Credit
Guarantee Fund	3.5%	December 31, 2013		1,151,884		1,151,884
Korea Exchange Bank	3.5%	December 31, 2013		125,831		125,831
Woori Bank	3.5%	December 31, 2013		361,516		361,516
Small Business
Corporation	3.5%	December 31, 2013		300,000		300,000
Shinhan Bank	3.5%	December 31, 2013		41,612		41,612
SMI ABS Specialty
Co., Ltd. (Note b)	3.5%	December 31, 2013		1,000,000		1,000,000
Rainbow Specialty Sec
Co., Ltd. (Note b)	3.5%	December 31, 2013		500,000		500,000
				4,555,298		4,555,298
Less current portion				(1,301,514)		(650,757)
			\	3,253,784	\	3,904,541

(Note a) Chohung Bank has been merged into Shinhan Bank as of April 1, 2006.

(Note b) The Company had issued two series of non-guaranteed corporate bonds in 2001. As explained in Note 1, the Company entered into debt restructuring plan including debentures. As a result, two series of debentures were reclassified to long-term borrowings and the maturity date was extended to December 31, 2013 with a reduced interest rate of 3.5% per annum. Details of debentures as of December 31, 2007, are as follows:

			Restructured		Original
		Amount	Interest rate	Maturity	Interest rate	Maturity

1st debentures	\	1,000,000	3.5%	December 31, 2013	12.15%	January 31, 2003

2nd debentures		500,000	3.5%	December 31, 2013	13.92%	August 14, 2004
	\	1,500,000

The repayment schedule for long-term borrowings as of December 31, 2007 is as follows:

Year		Amount
2008	\	1,301,514
2009		650,757

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (\) in thousands)

2010		650,757
2011		650,757
2012		650,757
2013		650,756
	\	4,555,298

Note 12. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2007 and 2006 are summarized as follows:

		2007		2006
Accrued severance benefits at beginning of year	\	87,241	\	54,594
Provision		76,955		36,710
Payments		(32,722)		-
Transfer to National Pension Fund		-		(4,063)
		131,474		87,241
Less current portion		(13,553)		(9,130)
Balance at end of year	\	117,921	\	78,111

Note 13. Commitments

The Company leases its manufacturing and office facilities from non-affiliates. Current lease will be expired in June 2008. Thereafter, the management expects to renew its lease agreement on an annual basis. Total rent expense were \154,217, \132,756 and \114,346 for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 14. Shareholders’ Deficiency

The Company’s capital stock consists entirely of common stock with a par value of 100 Won and the number of authorized, issued and outstanding shares as of December 31, 2007 and 2006 are as follows:

	2007	2006
Authorized shares	50,000,000	50,000,000
Issued and outstanding shares	35,004,156	31,393,984

The Company received funds of US$530,000 from investors through an equity financing whereby, on June 8, 2004 the Company issued 3,312,500 shares of common stock ($ 0.16 per share). Share issue costs of $ 26,500 were paid in connection with the financing.

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

On June 20, 2005, the Company issued 2,400,000 shares of common stock (par value 100 Won) in exchange for investor relations and marketing services with the fair value to the Company of \ 483,936. The shares issued were valued at the trading price of the company's common stock as of the date of authorization for the issuance.

In April 2007, the Company raised 517,000 Won from twenty non-U.S. investors for total 933,506 common shares at the price of 554 Won per share and warrants to purchase 133,358 common shares at 950 Won per share. The warrant exercise period commences on April 4, 2008, 1 year after issuance of the relevant common shares and warrants, and expires on October 4, 2008.

In June 2007, the Company raised US$350,000 from one non-U.S. investor for 700,000 common shares at the price of US$0.50 per share.

In December 2007, the Company raised 1,779,000 Won from forty nine non-U.S. investors for total 1,976,666 common shares at the price of 900 Won per share.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (\) in thousands)

The Company has legally issued its shares and complied with the filing requirements pursuant to the SEC regulations. However, 13,885,159 common shares issued through S-8 registrations, (i) for acquisition of By George Holdings, (ii) debt-for-equity swap on October 21, 2004 and (iii) service fee for IR and marketing activities, have not been included in the Korean Commercial Registration Office due to the different requirements of the share issuance between the US and Korean Commercial Laws. The number of outstanding shares and capital stock as of December 31, 2007 in SEC and in Korean Commercial Registration Office are as follows:

				Korean Commercial
		SEC		Registration Office
Number of outstanding shares		35,004,156 shares		19,421,182 shares
Capital Stock	\	3,500,4156	\	1,942,118

However, regardless of registration in Korean Commercial Registration Office, every shareholder’s right and interest is not different.

Note 15. Appropriation for Business Rationalization

The Company has appropriated \ 267,608 of retained earnings for future investment and business rationalization. The appropriation was a legal requirement in Korea until 2001 when the applicable statute was repealed. There are presently no restrictions on the use of the appropriation for business rationalization.

Note 16. Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the years ended December 31, 2007, 2006 and 2005 are as follows:

		2007		2006		2005
Salaries	\	602,504	\	456,982	\	515,208
Provision for retirement and severance benefits		58,776		19,280		28,683
Other employee benefits		60,972		46,053		53,946
Travel		2,825		2,410		7,664
Entertainment		515		1,562		4,504
Advertising		25,938		35,671		40,266
Communications		22,875		17,401		16,847
Commissions and fees		764,910		169,935		869,622
Insurance		34,683		8,279		9,954
Transportation		51,065		33,565		39,313
Depreciation		14,901		3,696		8,740
Amortization		187		263		263
Taxes and dues		47,185		43,406		16,399
Bad debt expenses		-		-		360,003
Rents		154,217		132,756		114,346
Miscellaneous		200,609		139,848		107,213
	\	2,042,162	\	1,111,107	\	2,192,971

Note 17. Income Taxes

Income (loss) before income taxes and tax provision for the years ended December 31, 2007, 2006 and 2005 comprises of the followings:

		2007		2006		2005
Income (loss) before income taxes	\	(-) 607,663	\	(-) 324,747	\	(-) 3,349,406

Income taxes – Current		-		-		-
Income taxes – Deferred		-		-		-
Total income taxes	\	-	\	-	\	-

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (\) in thousands)

The Company is subject to corporate income tax and resident surtax normally at an aggregate rate of 14.3% on taxable income up to \ 100,000 and 27.5% on taxable income over that amount. However, there were no income taxes-current because the Company had net operating losses for income tax purposes for the years ended December 31, 2007, 2006 and 2005.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2007 and 2006 are as follows:

		2007		2006
Temporary differences	\	152,146	\	390,459
Tax credit carry forwards		31,991		80,062
Net operating loss carry forwards for tax purpose		3,618,469		3,219,653
Total deferred income tax assets		3,802,606		3,690,174
Less valuation allowance		(3,802,606)		(3,690,174)
Net deferred income tax assets	\	-	\	-

As of December 31, 2007, the Company has \ 13,158,069 of net operating loss carryforwards for income tax purposes, tax credit carryforwards and accumulated deductible temporary differences. Realization of the future tax benefits related to the deferred tax asset is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion and has determined that valuation allowance was required as of December 31, 2007 and 2006. Therefore, the management concluded that 100% of valuation allowance is recorded in the Company’s financial statements based on the remote possibility to generate future taxable income within the period during which the all temporary differences reverse.

Note 18. Stock Options

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

Details of stock option rights granted by the Company as of December 31, 2007, are presented below (in Korean Won):

Grant	Options	Type of		Exercise		Fair	Service	Exercisable
Date	Outstanding	Stock Option		Price		Value	Period	Period

March 19, 2001	147,875	Issuance of Common stock	\	340	\	607	March, 2001 to February, 2004	March, 2004 to February, 2008

Note 19. Loss Per Share

Loss per share is computed by dividing net loss by the weighted-average number of shares outstanding during the year.

Diluted loss per share is computed in a manner consistent with that of basic loss per share while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company has potentially dilutive common shares as of December 31, 2007, 2005 and 2004, however there were no dilutive effects as of December 31, 2007, 2006 and 2005, applying the treasury stock method.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (\) in thousands)

Note 20. Related Party Transactions

Significant account balance with related company as of December 31, 2007 and 2006 are summarized as follows:

Related party	Nature of Relationship	Account balance		2007		2006

Meridian Medical, Inc.	MAMI’s minority shareholder	Account Receivables	\	968,838	\	299,495

Significant transactions with related company for the year ended December 31, 2007, 2006 and 2005 are summarized as follows:

Related party	Transactions		2007		2006		2005
Meridian Medical, Inc.	Sales		676,137		327,265		451,301
	Service fees		124,736		-		-
		\	800,873	\	327,265	\	451,301

In June 2004, the Company entered into an exclusive distribution agreement with MMI. Under the agreement, MMI was entitled to an exclusive distribution right in North American Market. On April 1, 2007, the Company entered into service agreement with Meridian Medical, Inc ("MMI"). Based on that agreement, MMI carries out sales, marketing and admin support service on behalf of the Company in US market.

Note 21. Statement of Cash Flows

(a) Transactions not involving cash

Significant non-cash investing and financing activities for the year ended December 31, 2007 are summarized as follows:

Long-term borrowings transferred to current portion of long-term borrowings	\	650,757
Accrued severance benefits transferred to other current liability		4,423

(b) Interest paid

Interest paid in cash for the years ended December 31, 2007, 2006 and 2005 are as follows:

		2007		2006		2005
\	\	155,137	\	105,296	\	649,382

Note 22. Segment Information

In 2007, the Company operated in one industry segment, the development and manufacturing of alternative medical equipments. The Company's identifiable assets are located in one geographic area, the Republic of Korea (also known as South Korea). Sales revenue is attributable to geographic locations based on the location of the customer, as follows:

		2007		2006		2005
Export
U.S.A.	\	779,307	\	470,532	\	576,699
Asia		1,109,121		71,092		26,304
Europe		266,629		-		7,100
Other		111,036		56,372		-
		2,266,093		597,996		610,103

Domestic Sales		338,448		928,832		824,416

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (\) in thousands)

	2007		2006		2005
\	2,604,541	\	1,526,828	\	1,434,519

Note 23. Subsequent Event

On April 30, 2008, Meitian Co., Ltd., a subsidiary in Korea, closed down and discontinued its operations. The decision was made by management to shift the Company’s resources to growing overseas markets from domestic market.

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
Date: June 30, 2008