Form 20-F
period 2008-12-31
MERIDIAN CO LTD
filed 2009-07-15
CIK 1135174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Common shares outstanding July 14, 2009: 35,094,156

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

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ ]	Smaller reporting company [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

Indicate by check mark which financial statement item the registrant has selected to follow. Item 17 [ ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

TABLE OF CONTENTS

References
Currency Translation

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.
ITEM 13.DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS

References

All references to "Korea" herein are references to The Republic of Korea. All references to "Meridian," the "Company", "we," "us" or "our" herein are references to Meridian Co., Ltd. All references to the "Government" are references to the government of Korea. All references to the "shares" are references to the Company's issued common shares of par value Won 100 (US $0.08 at December 31, 2008).

Currency Translation

In this annual report, references to "Won" or "~~W~~" are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won and presented in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2008, 2007 and 2006. Solely for the convenience of the reader and to improve clarity, certain items in this annual report were expressed in US$ at specified rates. Those US$ amounts are not audited. All translations from Won to US$ were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2008, which was Won 1,262 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See also Item 3, Key Information, Exchange Rates Information, for information regarding the rates of exchange between the Won and the US$. On June 30, 2009 the exchange rate was Won 1,273.5 to US$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT

See Item 4.C.

B. ADVISERS

Not Applicable

C. AUDITORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected consolidated financial and other data set forth below should be read in conjunction with the audited consolidated financial statements of Meridian Co., Ltd. as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 are derived from the audited consolidated financial statements of Meridian, which have been audited by Choi, Kim and Park LLP, independent accountants (for the fiscal year ended December 31, 2008, 2007, 2006 and 2005) and by ShinHan Accounting Corporation, independent accountants (for the fiscal years ended December 31, 2004).

Our consolidated financial statements are compiled in Won and presented in accordance with accounting principles generally accepted in the United States.

Meridian Co., Ltd. and Subsidiaries
Condensed Consolidated Statements of Operations
For the years ended December 31, 2008, 2007, 2006, 2005 and 2004
(Korean Won (~~W~~) in thousands, except per share amounts)

	2008(1) (in US$)
	(unaudited)		2008		2007		2006		2005		2004

Sales	$2,634,646	~~W~~	3,324,923	~~W~~	2,604,541	~~W~~	1,526,828	~~W~~	1,434,519	~~W~~	2,204,234
Cost of sales	748,217		944,250		819,418		591,819		1,099,194		1,214,803
Gross profits	1,886,429		2,380,673		1,785,123		935,009		335,325		989,431
Operating expenses	2,067,179		2,608,778		2,347,469		1,186,416		2,293,172		2,461,664
Loss from operations	(180,750)		(228,105)		(562,346)		(251,407)		(1,957,847)		(1,472,233)
Other income(expenses)	317,819		401,089		(45,317)		(83,600)		(1,424,510)		(584,913)

Income(Loss) before income taxes	$137,069	~~W~~	172,984	~~W~~	(607,663)	~~W~~	(335,007)	~~W~~	(3,382,357)	~~W~~	(2,057,146)
Income taxes	-		-		-		-		-		-
Minority interest in net loss of	-		-		-		10,260		32,951		1,319
consolidated subsidiaries
Net income(loss)	137,069		172,984		(607,663)		(324,747)		(3,349,406)		(2,055,827)

Net income(loss) per common share	$0.004	~~W~~	0.005	~~W~~	(0.019)	~~W~~	(0.01)	~~W~~	(0.106)	~~W~~	(0.093)
Basic and diluted
Weighted average number of common	35,033,418		35,033,418		32,553,528		31,393,984		31,603,847		22,199,701
shares

Condensed Consolidated Balance Sheets
As of December 31, 2008, 2007, 2006, 2005, and 2004
(Korean Won (~~W~~) in thousands)

	2008(1) (in US$)
	(unaudited)		2008		2007		2006		2005		2004

Cash and cash equivalents	$2,320	~~W~~	2,927	~~W~~	103,865	~~W~~	2,387	~~W~~	22,967	~~W~~	42,131
Accounts receivable	1,837,819		2,319,328		1,195,182		453,747		368,226		586,411
Inventories	389,675		491,769		549,798		371,209		488,455		695,996
Other current assets	36,545		46,124		23,893		21,337		1,749		188,614

Total current assets	2,266,359		2,860,148		1,872,738		848,680		881,397		1,513,152
Property, plant and equipment, net	66,010		83,304		50,565		16,546		23,804		1,491,667
Investments and other assets	119,307		150,564		132,090		104,792		50,636		162,109

TOTAL ASSETS	$2,451,676	~~W~~	3,094,016	~~W~~	2,055,393	~~W~~	970,018	~~W~~	955,837	~~W~~	3,166,928

Trade accounts payable and current debt	$4,676,713	~~W~~	5,902,010	~~W~~	4,457,132	~~W~~	5,085,477	~~W~~	3,669,845	~~W~~	3,297,535
Long-term borrowings	2,434,241		3,072,011		3,683,599		3,984,116		5,072,441		4,591,176
Shareholders’ deficiency	(4,659,278)		(5,880,005)		(6,085,338)		(8,099,575)		(7,786,449)		(4,741,719)
Minority interest	-		-		-		-		-		19,936

TOTAL LIABILITIES AND
SHAREHOLDERS' DEFICIENCY	$2,451,676	~~W~~	3,094,016	~~W~~	2,055,393	~~W~~	970,018	~~W~~	955,837	~~W~~	3,166,928

(1) For convenience, 2008 financial statements in Won are also expressed in US$ at the rate of (Won) 1,262 to US$ 1.00. The exchange rate in effect on December 31, 2008 was published by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Won amounts represent, have been or could be converted to US$ at that rate or any other rate.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of a U.S. dollar in Won. No representation is made that the Won or Dollar amounts referred to herein could have been or could be converted into Dollars or Won, as the case may be, at any particular rate, or at all.

			ANNUAL	ANNUAL
YEAR	AT DECEMBER 31	ANNUAL AVERAGE RATE PER $1.00 US	HIGH	LOW
2004	1035.1	1139.3	1195.1	1035.1
2005	1010	1023.8	1059.8	997
2006	930	954.3	1002.9	913.7
2007	935.8	929.0	950.2	903.2
2008	1,262	1098.7	1507.9	935.2

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

In February 2004, the Company received approval for a debt restructuring plan for a total of 4,697,927 thousand Won from the Chooncheon District Court, Korea, whereby a group of creditors of the Company and a representative of the Company agreed to reschedule the payments on 4,697,927 thousand Won of the Company's debt.

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

The repayments under the modified plan were scheduled as follows:

(in thousand)

		2007		2008		2009		2010		2011		2012		2013		Total
Principal	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,756	~~W~~	4,555,298
Interest		159,435		136,659		113,883		91,106		68,329		45,553		22,777		637,742
Total	~~W~~	810,192	~~W~~	787,416	~~W~~	764,640	~~W~~	741,863	~~W~~	719,086	~~W~~	696,310	~~W~~	673,533	~~W~~	5,193,040

In December 2008, Korea Technology Credit Guarantee Fund reduced their original principal from 1,151,884 thousand Won to 1,142,064 thousand Won. The repayments under the re-modified plan were scheduled as follows:

(in thousand)

		2007		2008		2009		2010		2011		2012		2013		Total
Principal	~~W~~	500,159	~~W~~	649,337	~~W~~	649,337	~~W~~	649,337	~~W~~	649,337	~~W~~	649,337	~~W~~	649,336	~~W~~	4,396,180
Interest		443,601		161,067		113,634		90,907		68,180		45,461		22,727		945,577
Total	~~W~~	943,760	~~W~~	810,404	~~W~~	762,971	~~W~~	740,244	~~W~~	717,517	~~W~~	694,798	~~W~~	672,063	~~W~~	5,341,757

However, due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2008, Meridian has not paid 1,149,496 thousand Won of principal and 604,668 thousand Won of accrued interest outstanding to financial institutions, and 891,266 thousand Won of accounts payable to various vendors.

In June, 2004, the Company received funds of US$530,000 from investors through an equity financing whereby, the Company issued 3,312,500 common shares of the Company to three non-U.S. investors at the price of US$0.16 per share.

In April 2007, the Company raised 517,000,000 Won from twenty non-U.S. investors for total 933,506 common shares at the price of 554 Won per share and warrants to purchase 133,358 common shares at 950 Won per share. As of December 31 2008, due to the end of exercisable period, those warrants are not effective any more.

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

For the year ended December 31, 2008, the Company had a net profit of 172,984 thousand won ($137,069). However, an accumulated deficit was still 15,617,514 thousand won ($12,375,212). Although the Company achieved the net profit for the fist time of its history, it recognizes the possibility of incurring losses for the foreseeable future. The extent of future losses will depend, in part, on the amount of growth in revenues from the Company's products. The Company expects that operating costs will increase during the next several years, especially in the areas of sales and marketing, product development and general and administrative expenses as it pursues its business strategy. Thus, the Company will need to generate increased revenues faster than the rate of growth in costs to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by corresponding increases in revenues, or if it is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurance that the Company will sustain profitability or that its operating losses will not increase in the future.

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

The Company may need to upgrade products and develop new technologies to succeed in product life cycles.

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

The Company's accounts receivable are derived primarily from revenue earned from customers located in the U.S., Canada, Europe, Japan and Korea. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collaterals from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. 992,089 thousand Won of the Company’s accounts receivable was written off in the year ended December 31, 2005. There were no write offs in the years ended December 31, 2008, and 2007. In 2008, the Company had three customers that each represented more than 10% of its revenues, one of which represented approximately 29% of revenues and two of which represented approximately 11% of revenues. In 2007, the Company had two customers that each represented more than 10% of its revenues, one of which represented 36% and the other which represented approximately 26% of revenues. In 2006, the Company had two customers that each represented more than 10% of its revenues, one of which represented 21% and the other which represented approximately 19% of revenues.

At December 31, 2008, the Company had three customers that accounted for 78% of accounts receivable. At December 31, 2007, the Company had two customers that accounted for 60% of accounts receivable.

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

The Company's corporate head office is located at 3F, Poonglim Tech-one BLDG, 273-10, Seongsu-Dong 2ga, Seongdong-Gu, Seoul Korea 133-120.

In February 2004, the Company received an approval for a debt restructuring plan for a total of 4,697,927 thousand Won from Chooncheon District Court, Korea. The adjusted period of payment is generally 7 years after 3 years of grace period.

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

On January 19, 2007, Meridian entered into an exclusive distribution agreement with a Japanese corporation, Leichel, for the sales Lapex BCS. In December 2008, Meridian replaced its Japanese distributor with Profit Co., Ltd. The total sales revenues generated in the Japanese market were 1,080,469 thousand Won in 2007 and 436,108 thousand Won in 2008.

In April 2007, Meridian expanded its business in the European market by signing a distribution agreement with Laser Lipo based in the U.K. Currently, Meridian has 7 regional distributors in Europe and achieved 1,444,010 thousand Won in 2008.

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

Lapex BCS Pro

LAPEX BCS Pro is an upgraded version of the Lapex BCS specifically to target the growing obesity market.

The enhanced features of this upgraded device are following:

  New technologies on the platform of the main body. (i.e. main chip, color LCD, Interface etc.)
  Enhanced design and color of the main body
  New technologies, materials and designs on the Laser applicators in order to make it slimmer and more effective
  4 multi-beams and 2 enhanced probes

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
Single body design

Structure:
Main body - CART in exclusive use PC:
P-233MHz CPU, 32MB MEMORY, 6.4GB HDD
WINDOWS 98 OS, 40X CD-ROM, AGP 4MB VGA

Revenue by Geographic Market

Sales revenue is attributable to geographic locations based on the location of the customer, as follows: (Korean Won (~~W~~) in thousands)

		2008		2007		2006
Export
North America	~~W~~	1,143,757	~~W~~	848,459	~~W~~	485,371
Asia		544,461		1,109,121		71,092
Europe		1,444,010		266,629		-
Other		15,615		41,884		41,533
		3,147,843		2,266,093		597,996

Domestic Sales		177,080		338,448		928,832
	~~W~~	3,324,923	~~W~~	2,604,541	~~W~~	1,526,828

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

Size of Industry

World Medical Device Market

The demand for medical devices is influenced by an increasing patient population and the focus on health care cost containment and preventative therapies. Medical devices include a broad range of surgical devices and equipment used in cardiovascular, orthopedics, respiratory, ophthalmic, neurology, urinary, disposable, infection and more. In the fact, World Medical Market reported that the global medical device market was expected to be valued at $197 billion in 2007, of which $83 billion was generated from the U.S. market.

The U.S. is still the largest medical device market and leads the world in advanced medical technologies. The U.S. medical device industry is expected to grow at a compound annual growth rate of 4.7 percent between 2007 and 2012. It will continue to develop new innovative devices in minimal invasive surgery, cardiovascular, and orthopedic implants. However, cost containment constraints in the healthcare system have contributed to hospital cutbacks in medical device purchases.

The largest medical device markets next to the U.S. are Japan ($21 billion in 2007) and Germany ($13 billion in 2007). (Espicom, World Medical Market Forcasts to 2012, 2007.12)

Cardiovascular Device Market (U.S.)

According to US Medical Device Industry Outlook, 2008 released by Frost & Sullivan, the total revenue generated from medical device market in the U.S. was close to $83 billion in 2006. The revenue in the U.S. medical device market is expected to grow average 11.7% annually until 2011. The revenue from cardiovascular devices was the highest, $21.3 billion with the expected annual growth rate at 7.6% until 2013, the cardiovascular device industry is expected to be remaining the biggest industry in the U.S. medical device market for next several years. The total cardiovascular device market in the U.S. is forecasted to reach $35.6 billion by way of revenues by 2013.

Medical Laser Market

In 2007, Global Industry Analysts, Inc. reported that the estimated size of the world medical laser system market US$4 billion in 2007. United States is the largest market for medical laser systems worldwide at an estimated US$2.4 billion in 2007. Europe is the second largest market followed by Japan at a distant third. United States and Europe together account for about 82 percent of the global share. The global and regional markets are expected to grow at a compound annual grow rate ranging between 9% and 13%. The expected global market value in 2010 is $5.8 Billion.

Cellulite Reduction Laser Market

The market for cellulite reduction laser devices was valued at over $14 million in 2006. This market will achieve high growth over the forecast, driven by the adoption of new product innovations. Despite the great challenge from alternative methods of cellulite reduction, including electrotherapy and mesotherapy, which are gaining in popularity due to improved media coverage, the market for cellulite reduction laser devices will achieve high growth over the forecast period. (US Markets for Aesthetic Laser and Energy Devices 2007 by Millennium Research Group, June, 2007)

C. ORGANIZATIONAL STRUCTURE
Meridian Co., Ltd. was incorporated under the laws of Korea on April 19, 1994 as a private company. The Company operates from its both corporate head office and manufacturing plant are located at 3F, Poonglim Tech-one Bldg, 273-10, Seongsu-Dong 2ga, Seongdong-Gu, Seoul Korea 133-120.

As of December 31, 2008, the Company had one subsidiary. The acquisition dates and Meridian Co., Ltd.'s ownership percentages of its consolidated subsidiaries as at December 31, 2008, 2007 and 2006 are as follows:

			Acquisition	Percentage ownership at December 31,
Subsidiary	Country of Incorporation	Primary Business	Date	2008	2007	2006
Meridian America Medicals, Inc.	USA	Wholesale and retail of medical equipment	March 4, 2002	75.76%	75.76%	75.76%
Meitian Co., Ltd	Korea	"	September 29, 2005	Dissolved	100.00%	100.00%

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

Directors and Senior Management Team

JOHN Y.C. MYUNG, President, CEO and Director (appointed in April 2009)

Mr. Myung graduated from the Pusan University with a degree in Computer Statistics. From 1985 to 1991 he worked in the R&D department of LG Electronics. He was appointed as a chief of Planning Department of Medison Co., Ltd. in 1991 and later appointed and served as a director of international sales. While he was in charge of international sale in Medison, he contributed on significant growth of oversea sales in Europe, North America, Japan and Southeast Asia and the oversea sales was increased from US$20M to $70M. He also served as a director of Management & International Marketing Business of Korea Strategic Partners that the primary businesses are dental X-ray and panoramic sales in Korea from 2001 to 2007. Mr. Myung joined Meridian in 2007 as an international sale director and was appointed as CEO in April 2009.

IN BEOM PARK, Secretary, CFO and Director
Mr. Park graduated from the Seoul National University with a degree in Sociology. From 1991 to 1998 he was the head of the Development & Planning Department of Kia Techono Co., Ltd. He was the Founder of Eduevision Korea Co., Ltd. in 1999. Mr. Park joined Meridian in 2002 as the head of the Planning Department and CFO.

HYUNG KYOON KIM, Director (appointed in April 2009)
Mr. Kim graduated from Seoul National University a degree in Anthropology in 1989. From 1995 to 2007 he was the manager of the Security Trading department of Daewoo Securities. In April 2006, he was appointed a Director of Meridian.

HYEON-SEONG MYEONG, (President, CEO and Director resigned in April 2009)
Mr. Myeong graduated from the Seoul National University in 1982 with a degree in Electronic Engineering. From 1983 to 1988 he was Section Chief of Research Center for the GoldStar (LG Electronics) Company. From 1990 to 1991 Mr. Myeong was Division Chief of Research for Medison Co. Ltd., a large Korean medical device company. From 1992 to 1993 he was the Chief of the International Technical Coordination and the Vice President of a Joint Corporation with Russia (Ultramed) as a director of Medison Co., Ltd. Since 1994, Mr. Myeong has been the President and CEO of the Company and is the founder of the Company.

SOON WOONG JANG, Director (Director resigned in April, 2009)
Mr. Jang graduated from Korea University in South Korea with Agriculture as his major. From 1988 to 1992 he was the Business Manager for Hyundai Department Store, a subsidiary of KeumKang Development Industrial Co., Ltd. He established Samgong Distribution Co., Ltd., a wholesale distributor, and had been a CEO of Samgong until 2003. From 2001 he has been a vice president of Korea E-commerce Association. On March 31, 2006, he was appointed a Director of Meridian.

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

A. OPERATING RESULTS

Revenue

The following table sets forth, for the periods indicated, our consolidated revenue by product:

(Korean Won (~~W~~) in thousands)

	For the year ended Dec. 31, 2008		For the year ended Dec. 31, 2007		For the year ended Dec. 31, 2006
Product	Revenues	Revenues % to total	Revenues	Revenues % to total	Revenues	Revenues % to total

Lapex BCS	2,859,231	86.0%	2,015,232	77.4%	917,887	60.1%
DPA	258,982	7.8%	428,936	16.5%	449,344	29.4%
Others	206,710	6.2%	160,373	6.2%	159,597	10.5%
Total	3,324,923	100.0%	2,604,541	100.0%	1,526,828	100.0%

The following table sets forth, for the periods indicated, our consolidated revenue by market:

(Korean Won (~~W~~) in thousands)

		2008			2007			2006
Regions		Revenue	% to revenue		Revenue	% to revenue		Revenue	% to revenue

North America	~~W~~	1,143,757	34.4	~~W~~	848,459	32.6	~~W~~	485,371	31.8
Asia
Japan		436,108			1,080,469			8,375
Others		108,353			28,652			62,717
Total in Asia		544,461	16.4		1,109,121	42.6		71,092	4.7
Europe
UK		842,959			132,692			-
Others		601,051			133,937			-
Total in Europe		1,444,010	43.4		266,629	10.2		-	-
Other regions		15,615	0.5		41,884	1.6		41,533	2.7

International Sales		3,147,843	94.7		2,266,093	87		597,996	39.2
Domestic Sales		177,080	5.3		338,448	13		928,832	60.8
Total	~~W~~	3,324,923	100	~~W~~	2,604,541	100	~~W~~	1,526,828	100

The following table sets forth, for the periods indicated, financial data as percentage of total revenues by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales For the year ended
	December 31,
	2008	2007	2006
Sales	100	100	100
Cost of sales	28.4	31.5	38.8
Gross profits	71.6	68.5	61.2
Operating expenses	78.5	90.1	77.7
Loss from operations	(6.9)	(21.6)	(16.5)
Other income (expenses)	12.1	(1.7)	(5.5)
Minority interest	-	-	0.7

Income (loss) before income taxes	5.2	(23.3)	(21.3)
Income taxes	-	-	-
Net income (loss)	5.2	(23.3)	(21.3)

Sales Revenue

The sales revenue of the Company for the year ended December 31, 2008 increased 27.7% to 3,324,923 thousand Won from 2,604,541 thousand Won for the year ended December 31, 2007. The increases in the sales revenue during the year ended December 31, 2008 and 2007 were mainly attributable to:

  New market development in Europe. The sales of the Company started in Europe in 2007 and for the year ended December 31, 2008, the sales in Europe had increased by 442% to 1,444,010 thousand Won from 266,629 thousand Won in 2007. For the year ended December 31, 2008, 43.4% of the total revenue of the Company was received from Europe (25.4% from the U.K.).

  Continuous growth of the sales in the North American market. The sales growth in North America (the U.S. and Canada) was 34.8% in 2008 and 74.8% in 2007. The sales contribution from the North America to our total sales revenue had also steadily increased from 31.8% in 2006 to 32.6% in 2007 and 34.4% in 2008.

However, the sales from Japan decreased by 59.6% to 436,108 thousand Won in the year ended December 31, 2008 , from 1,080,459 thousand Won in the year ended December 31, 2007.

Gross Profits & Gross Margin

For the year ended December 31, 2008, the gross profits were 2,380,673 thousand Won, as compared to 1,785,123 thousand Won for the year ended December 31, 2007 and 935,009 thousand Won for the year ended December 31, 2006

Total gross margin as a percentage of total revenues was 71.6% for the year ended December 31, 2008, as compared to 68.5% for the year ended December 31, 2007 and 61.2% for the year ended December 31, 2006. The significant increases of gross profit and gross margin in 2008 and 2007 were due to the sales increases of Lapex BCS which has the highest margin rate. Lapex BCS contributed 86% of the total sales of the Company in 2008 compared with 77.4% in 2007 and 60.1% . The sales of DPA, however, decreased by 39.6% in 2008 from 2007.

Operating Expenses

The Company’s operating loss has decreased to 228,105 thousand Won for the year ended December 2008 from loss of 562,346 thousand Won in 2007 and from the loss of 251,407 thousand Won in 2006. The decrease in the operating loss in 2008 was due primarily to the decrease of operating expenses. Operating expenses as a percentage of total sales decreased to 78.5 % for the year ended December 31, 2008, as compare to 90.1% in 2007 and 77.7% in 2006. The decrease was partly attributable to a decrease in commissions and fees by 38% to 473,158 thousand Won in 2008 from 764,910 thousand Won.

Furthermore, bad debt expenses in 2008 increased to 378,653 thousand Won from 0 in 2007. Allowance for bad debts was reserved in a conservative point of view due to arising concerns on large number of account receivable unpaid by few major customers of the Company.

Research and Development Expenses

Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached. The Company has expensed 392,903 thousand Won, 305,307 thousand Won and 75,309 thousand Won during the years ended December 31, 2008, 2007 and 2006, respectively.

Other Income

Other income was 401,089 thousand Won in 2008, as compared to expense of 45,317 thousand Won in 2007 and 83,600 thousand Won in 2006. This was primarily due to 427,512 thousand Won of income on foreign currency translation. For the year ended December 31, 2008, the Korean Won depreciated by approximately 25.3% against the U.S. dollar compared to the exchange rate for the year ended December 31, 2007. This depreciation resulted gain on foreign currency transactions to the Company.

B. LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the summary of our cash flows for the periods indicated:

		For the Years Ended December 31,
	2008(1)	2008	2007	2006
	(Korean Won (~~W~~) in thousands,and US$)
Net cash used in operating activities	US$ (224,068)	~~W~~ (282,775)	~~W~~ (1,974,975)	~~W~~ (183,575)
Net cash provided by (used in) investing activities	(54,266)	(68,484)	(70,103)	143,995
Net cash provided by financing activities	198,352	250,321	2,146,556	19,000
Net increase(decrease) in cash	(79,982)	(100,938)	101,478	(20,580)
Cash at beginning of year	82,302	103,865	2,387	22,967
Cash at end of year	2,320	2,927	103,865	2,387

Note:

For the convenience of the reader, the Won amounts are expressed in US$ at the rate of Won 1,262 to US$1.00, the exchange rate announced by the Federal Reserve Bank of New York on December 31, 2008.

Our primary source of liquidity is cash flow from financing activities.

Net cash used in operating activities was 282,775 thousand Won ($224,068) in 2008, 1,974,975 thousand Won in 2007 and 183,575 thousand Won in 2006. We have not been able to generate positive cash flow from operating activities over the last three years as we have recorded net losses in 2007 and 2006.

Net cash used in investing activities was 68,484 thousand Won ($54,266) in 2008, 70,103 thousand Won in 2007 mainly due to the increase of the tangible asset acquisitions. We generated positive cash flow from investing activities of 143,995 thousand Won in 2006, mainly from the decrease in short-term loans.

Net cash provided by financing activities was 250,321 thousand Won ($198,352) in 2008, mainly due to the issuance of short-term borrowings. We generated positive cash flow from financing activities of 2,146,556 thousand Won in 2007 reflecting the increase in our capital stock. Net cash provided by financing activities was 19,000 thousand Won in 2006, mainly due to the issuance of short-term borrowings.

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

The Company’s registered patents are summarized in the following table:

TECHNOLOGY DESCRIPTION	REGISTRATION NUMBER	DATE OF REGISTRATION

(PATENTS)
Diagnostic device using the electric features of the human body	130791	November – 97
Automatic detection of meridians by probe device	210233	April – 99
Pulse formation analysis device	0368021	December – 02
Laser beam irradiation device	0457964	January – 03
Adipose Resolve Apparatus for Low-Power LASER: Korea	0653441	March – 06
Adipose Resolve Apparatus for Low-Power LASER: PCT	PCT – KR20061000694	May – 06
Adipose Resolve Apparatus for Low-Power LASER: Japan	4143114	May – 08
Adipose Resolve Apparatus for Low-Power LASER: USA (pending)	US2008114418, US2008119831	May – 07
Adipose Resolve Apparatus for Low-Power LASER: EU (pending)	EP1853190	November – 07
Adipose Resolve Apparatus for Low-Power LASER: Canada (pending)	CA2599682	August – 07
Adipose Resolve Apparatus for Low-Power LASER: China (pending)	CN101115449	January – 08

(DESIGN)
Electrode holder for laser treatment	0302314	June – 02
Electrode for laser treatment	0302315	June – 02

(TRADEMARK)
Lapex	500915	September – 01
Biomeridian	0522196	June – 02
Pulsecare	0538120	December – 02
Mcview	0531965	October – 02
Meridian CI Logo	0685047	November 06
DPA
USA	77-303758	December - 07
Korea	40-0755763	August – 07
Lapex
USA	3523481	December - 08
EU	006327399	September - 08
Japan	5134672	May - 08
China (pending)	6312375	December - 08

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

REGION	REGULATION	PRODUCTS APPROVED

Korea	KFDA	Meridian-II, ABR-2000, Lapex–BCS (LipoLaser), LAPEX BCS Pro (LAPEX 2000P), DPA (Digital Pulse Analyzer)
China	SDA	Meridian-II, Lapex-2000
Taiwan		LAPEX 2000
U.S.A.	FDA	Meridian-II, Meridian Portable, Lapex-2000, ABR-2000, DPA(Digital Pulse Analyzer), LAPEX BCS
Canada	Health Canada	DPA (Digital Pulse Analyzer), Lapex-2000 LipoLaser
South America	FIP	Meridian-II, Lapex-2000
EU	CE EMC, CE LVD	Lapex-BCS, Lapex BCS Pro : CE LVD, CE EMC
	CE MDD	DPA: CE MDD (CE0123)
International	ISO13485:2003	Quality Assurance System for DPA and Laser Therapy Device
ISO13485:CMDCAS

D. TREND INFORMATION

The operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in Korea and in the Asia Pacific region. The curtailed economic activity in the Company’s traditional markets resulted in a significant decline in the Company’s sales, production and inventory from 2003 to 2005. The Company is actively seeking to expand its sales into new markets, principally North America, Europe and Japan. From 2005, the Company is in transition of its target market, mainly preventive medicine and aesthetic laser market with Lapex BCS and DPA. These two products contributed 93.8% of the total sales revenue in 2008 and 93.9% in 2007. In 2008, the sales portions from North America, Europe and Asia (excluding Korea) were 34.4%, 43.4% and 16.4% of the total revenue of the Company.

E. OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

			Payments due (by period) (Korean Won (~~W~~) in thousands)
			Less than						more than
Contractual Obligations		Total	one year		1-3 years		3-5 years		5 years
Long-term accounts payable	~~W~~	1,195,290	~~W~~	891,266	~~W~~	304,024	~~W~~	-	~~W~~	-
Operating lease obligations		327,000		130,800		196,200		-		-

Long-term debt obligations (1)		4,396,180		1,798,833		1,298,674		1,298,673		-
Grand total	~~W~~	5,918,470	~~W~~	2,820,899	~~W~~	1,798,898	~~W~~	1,298,673	~~W~~	-

(1) See Note 11. “Long-Term Borrowings” of consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

See Item 4.C.

B. COMPENSATION

		Salary	Bonus	Accrued Severance

Name & Principal (Position)	Year	(Korean Won	(Korean	Benefits (Korean Won	All Other
		(~~W~~))	Won (~~W~~))	(~~W~~))	Compensation
Myeong, Hyeon-Seong (Director, President, CEO resigned in April 2009)	2008	58,800,000	Nil	69,303,676	Nil
Park, In Beom (Director, CFO)	2008	50,400,000	Nil	13,300,000	Nil
Soon Woong Jang (Director resigned in April 2009)	2008	Nil	Nil	Nil	Nil
John YC Myung (Director, President, CEO appointed in April 2009	2008	50,400,000	Nil	Nil	Nil
Hyung Kyoon Kim (Director appointed in April 2009)	2008	Nil	Nil	Nil	Nil

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

C. BOARD PRACTICES

Not applicable

D. EMPLOYEES

The Company has 24 employees in the following areas:

Department	Number of Employees

CEO	1
CFO	1
Finance and Accounting	4
Sales	5
Customer Support	2
Business Administration	1
Research and Development	3
Technical Support	4
Purchasing	1
Quality Control	2
Total	24

There were no significant changes in number of employees during the past three years.

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2008 and June 30, 2009, (a) each of the Company’s directors and officers, and (b) all directors and officers of the Company, as a group:

Name and address of beneficial owner	Amount Stock	Percentage of	Amount Stock	Percentage of
	Beneficially		Beneficially
and position with the company	Owned as of Dec. 31,	Class as of	Owned as of June	Class as of June 30,
	2008	Dec.31,2008	30, 2009	2009

Myeong, Hyeong-seong.	971,500 common shares	2.78%	971,500 common shares	2.77%
(President, CEO and Director resigned in
April 2009)
#997-4 Daechi-dong
Gangnam-gu, Seoul, Korea

In Beom Park	Nil	Nil	Nil	Nil
(Director, CFO)
#603 605, JungSan town,
Ilsan-dong,
Ilsan-gu, Goyang-city,
KyungKi-do, Korea

Soon Woong Jang	Nil	Nil	Nil	Nil
(Director resigned in April 2009)
#122-75 Noranggin dong,
Dongjak-gu, Korea,

John YC Myung	Nil	Nil	Nil	Nil
(President, CEO and Director appointed in
April 2009)
476-2, munhwa-dong, joong-gu,
Deajeon-si, Korea

Hyung Kyoon Kim*	-	-	19,000	0.0005%
(Director appointed in April 2009)
Dongil-hivill apt, 2102-802,
joong-dong, kiheung-gu,
Yongin-si,Kyeonggi-do, Korea

All officers and Directors as a Group	971,500	2,78%	990,500	2.82%

*Hyung Kyoon Kim owned 267,670 common shares at December 31, 2008, but was not a director of the Company at that time.

Stock Option Plans

Under the Company’s Articles of Incorporation, the Company may grant options for the purchase of its shares to certain qualified officers and employees. Set forth below are the details of the Company’s stock option plan as currently contained in its Articles of Incorporation (the “Stock Option Plan”). In order to qualify for participation in the Stock Option Plan, officers and employees must have the ability to contribute to, the establishment, development or technological innovation of the Company. Notwithstanding the foregoing, the following criteria shall not be eligible to receive options under the Stock Option Plan; (i) the Company’s largest shareholder and its specially related parties, as defined in the Securities and Exchange Act of Korea (the “Securities Act of Korea”), (ii) major shareholders and their specially related parties, as defined in the Securities Act of Korea, and (iii) any shareholder who would become a major shareholder upon exercise of stock options granted under the Stock Option Plan. Under the Securities Act of Korea, a major shareholder is defined as a shareholder who (i) holds 10% or more of shares issued and outstanding or (ii) has actual control over major management decisions. Under the Securities Act of Korea the largest shareholder of a company is the person who holds the largest number of issued and outstanding shares of the company. The specific terms and conditions of stock options granted under the Stock Option Plan shall be approved at a duly convened shareholders’ meeting. Under the Company’s Articles of Incorporation, stock options shall be offered through (i) issuance of new shares, or (ii) payment in cash or treasury stock held by the Company of the difference between the market price of its shares and the option exercise price. The maximum aggregate number of the Company’s shares available for issuance under the Stock Option Plan shall not exceed 15% of the total number of its shares outstanding. The stock options may not be granted to all officers and employees at the same time. Any single officer or employee may not be granted stock options for the shares exceeding 10% of the shares issued and outstanding. Stock options granted under the Stock Option Plan will have a minimum exercise price equal to the arithmetic mean of (i) the weighted average of the daily market share prices for the two-month period prior to the date on which the stock options are granted, (ii) the weighted average of the daily market share prices for the one-month period prior to such date and (iii) the weighted average of the daily market share prices for the one-week period prior to such date. When new shares are issued upon the exercise of the stock options, the option exercise price shall not be less than the par value of the Company’s shares. Stock options granted under the Stock Option Plan may be exercised after the third anniversary date of the shareholders’ meeting at which the grant of stock options under the Stock Option Plan is approved but prior to the seventh anniversary date thereof, unless otherwise revoked by the board of directors. The board of directors may revoke stock options granted under the Stock Option Plan if (i) a beneficiary resigns prior to the exercise of the stock options, (ii) the beneficiary causes significant loss to the Company by his or her negligence or - illful misconduct, or (iii)

an event of termination specified in the Stock Option Plan occur. Shares purchased upon the exercise of stock options granted under the Stock Option Plan will not, at the time of their issuance, be registered with the Securities and Exchange Commission but may be salable in the public market in the United States in accordance with Rule 144 under the Securities Act and applicable Korean laws and regulations.

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

On March 19, 2001, the Company granted stock options to its executive officers, directors and 13 employees to purchase 425,250 common shares at an exercise price of Won 680 per share. The options vested on March 19, 2004 and were exercisable until March 18, 2008. At December 31, 2008 there was no stock option plan outstanding.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2008 and June 30, 2009), by each person known to us to own beneficially more than five percent (5%) of our shares.

Name and address	Amount Stock	Percentage	Amount Stock	Percentage of	Number of Stock
		of Class		Class	Option
	Beneficially Owned	of Dec.31,	Beneficially Owned as of	of June 30,	Held
	As of Dec. 31 2008	2008	June 30 2009	2009

The Hong Group of Companies including: Serome Investment Co. Ltd. (1,085,675shares), 151-7 Samseong-Dong ; Kangnam-Gu Seoul Korea Mok-Won Assets Management Co. Ltd (1,375,000 shares),2004 Ho, Anam tower 702-10 Yuksam-dong Kangnam-ku, Seoul, Korea; Bio & Medical Research Co. Ltd. (524,425 shares), 702-10 Yuksam-dong, Kangnam-ku, Seoul, Korea; Hye-sook Lee (213,000 shares)151-7 Samseong-Dong, Kangnam-Gu, Seoul, Korea	3,198,100 common shares	9.14%	3,198,100 common shares	9.11%	Nil

Terasource Funds (Muhan Investment Co., Ltd.) including: Terasource Venture Investment Capital (403,900 common shares); Terasource Venture Capital Fund 4 (378,380 common shares) 8FR Dongshin Bldg. 141-30 Samseong-dong, Kangnam-gu Seoul, Korea	782,280 common shares	2.23%	403,900 common shares	1.15%	Nil

Note: Every shareholder’s right and interest is not different.

Securities held in the host country
The Company has legally issued its shares and complied with the filing requirements pursuant to the SEC regulations. However, 13,975,159 common shares issued through S-8 registrations, (i) for acquisition of By George Holdings, (ii) debt-for-equity swap on October 21, 2004 and (iii) service fee for IR and marketing activities, have not been included in the Korean Commercial Registration Office due to the different requirements of the share issuance between the US and Korean Commercial Laws. The number of outstanding shares and capital stock as of December 31, 2008 in SEC and in Korean Commercial Registration Office are as follows: (Korean Won (~~W~~) in thousands,)

				Korean Commercial
		SEC		Registration Office
Number of outstanding shares		35,094,156		19,421,182
Capital Stock	~~W~~	3,509,415	~~W~~	1,942,118

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

The transactions between the Company and its subsidiaries are disclosed in the Note 18 to the consolidated financial statements.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18- Financial Statements”

Legal Proceedings
On February 27, 2004, the Company received approval for a debt restructuring plan for a total of 4,697,927 thousand Won from the Chooncheon District Court, Korea, whereby a group of creditors of the Company and a representative of the Company agreed to reschedule the payments on 4,697,927 thousand Won of the Company’s debt. An application for the restructuring plan was subsequently filed with Chooncheon District Court and approved by the court on the same day.

Meridian America Medical Inc., a subsidiary of Meridian Co., Ltd. was served in October 2007 as a defendant in a lawsuit claiming trademark infringement and false advertising filed by Therapy Products, Inc. d/b/a Erchonia Medical to the United States District Court for the Southern District of New York. The Court dismissed Erchoina’s claims in May 2009.

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

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)
Annual Highs and Lows
2007	1.54	0.4
2006	0.74	0.11
2005	0.48	0.2
2004	0.58	0.2

Quarterly Highs and Lows
2008
Fourth Quarter	0.43	0.16
Third Quarter	0.7	0.26
Second Quarter	1.15	0.65
First Quarter	1.35	0.6
2007
Fourth Quarter	1.45	1.15
Third Quarter	1.54	0.83
Second Quarter	0.87	0.7
First Quarter	0.82	0.4

Monthly Highs and Lows

2009
June	0.25	0.14
May	0.2	0.12
April	0.15	0.09
March	0.19	0.09
February	0.26	0.18
January	0.3	0.16

The transfer of our common shares is managed by our transfer agent, Computershare Investor Services (formerly called Pacific Corporate Trust Company), 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.689.9853; Facsimile: 604.689.8144) .

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company is authorized to issue 100,000,000 shares of common stock, each share of common stock having equal rights and preferences, including voting privileges. The Company is not authorized to issue shares of preferred stock. As of December 31, 2008 there were 35,094,156 shares of the Company's stock issued and outstanding. The shares of common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefore; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of the Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

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

  dealers in securities or currencies;
  financial institutions;
  tax-exempt entities;
  banks;
  life insurance companies;
  raders in securities that elect to mark-to-market their securities;
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
Not applicable

I. SUBSIDIARY INFORMATION
See Note 2 of the Consolidated Financial Statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Disclosure
Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in market rates of interest and foreign exchange. The Company's primary market risk exposures are fluctuations in exchange rates, interest rates and equity prices. The Company is exposed to foreign exchange risk related to export sales denominated in foreign currency. All of the Company's export sales are denominated in U.S. Dollars, regardless of the currencies of the countries/regions in which the purchasers are located. For the year ended December 31, 2008, the Company had an aggregate 3,147,843,135 Won export sales, accounting for 94% of the Company's total revenues. The Company has no other significant foreign currency denominated revenue. As a result, changes in the foreign exchange rate between the Won and the Dollar may significantly affect the Company due to the effect of such changes on the amount of payment, denominated in Won, the Company receives from foreign purchasers on the export sales. As of December 31, 2008, all of the Company's liabilities are denominated in Won. Therefore, if the Won depreciates against the Dollar by 10% and all other variables are held constant from their levels for the year ended December 31, 2008, the Company estimates that the payment receivable from its overseas customers will decrease by approximately 314,784,314 thousand Won ($249,433) in 2008. The Company is exposed to interest rate risk due to significant amounts of short-term and long-term debt. Upward fluctuations in interest rates increase the cost of additional debt. However, as of December 31, 2008, the Company had no floating rate borrowings. Currently the Company does not use any derivatives or other financial instruments to mitigate these risks discussed above.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
The Company currently has the default tax payment of 116,271 thousand Won ($92,132) to the federal tax office and the default interest payment of 604,668 thousand Won ($479,134).

Due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2008, Meridian has not paid 1,149,496 thousand Won of principal and 604,668 thousand Won of accrued interest outstanding to financial institutions, and 891,266 thousand Won of accounts payable to various vendors.

The details of the debt restructuring of the Company, which is disclosed in Item 8. and Note 2 to the consolidated financial statements in this report, were reported in the form 6-K filed on March 28, 2004.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures
Our management has evaluated, with the participation of our Chief Executive Officer and Director, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Director concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Director, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

C. Attestation Report of the Independent Registered Public Accounting Firm
This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the company to provide only management’s report in this annual report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
(a)Audit Fees: In 2008 and 2007, the Company was charged 71,787,120 Won ($68,320) and 57,543,620 Won ($61,750), respectively, for professional services rendered by its auditors for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings.

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

ITEM 18. FINACIAL STATEMENTS

Meridian Co., Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2008, 2007 and 2006

Table of Contents

Independent Auditors' Report

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Meridian Co., Ltd.

We have audited the accompanying consolidated balance sheets of Meridian Co., Ltd., and subsidiaries (the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ deficiency, and cash flows for the years ended December 31, 2008, 2007 and 2006. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Meridian Co., Ltd. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and cash flows for the years ended December 31, 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Choi, Kim & Park LLP

Los Angeles, California
July 15, 2009

Meridian Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2008 and 2007
(in thousands of Korean Won (~~W~~))

	2008 (in US$)
	(Note 4)
A S S E T S	(unaudited)		2008		2007

Current assets :
Cash and cash equivalents (Note 3)	$2,320	~~W~~	2,927	~~W~~	103,865
Trade accounts receivable - less allowance for doubtful accounts
of 883,512 (USD 700,088) in 2008 and 534,484 in 2007 (Notes 3 and 5)	1,805,431		2,278,454		1,144,814
Short-term loans - less allowance for doubtful accounts
of 218,485 (USD 173,126) in 2008 and 218,485 in 2007	-		-		10,000
Other accounts receivable - less allowance for doubtful accounts
of 3,020 (USD 2,393) in 2008 and 3,020 in 2007	32,388		40,874		40,368
Inventories, net (Note 6)	389,675		491,769		549,798
Other current assets	36,545		46,124		23,893

Total current assets	2,266,359		2,860,148		1,872,738

Property, plant and equipment, net (Notes 3 and 7)	66,010		83,304		50,565

Investments and other assets :
Investments (Note 8)	32,185		40,617		28,917
Security deposits	86,674		109,382		102,419
Patents and trademarks, net of amortization (Notes 3 and 9)	448		565		754

Total investments and other assets	119,307		150,564		132,090

TOTAL ASSETS	$2,451,676	~~W~~	3,094,016	~~W~~	2,055,393

The accompanying notes are an integral part of these Consolidated Financial Statements.

(Continued)
Meridian Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2008 and 2007
(in thousands of Korean Won (~~W~~))

	2008 (in US$)
	(Note 4)
LIABILITIES AND SHAREHOLDERS' DEFICIENCY	(unaudited)		2008		2007

Current liabilities
Accounts payable	$1,291,641	~~W~~	1,630,050	~~W~~	1,215,811
Current portion of long-term accounts payable (Note 2)	706,234		891,266		940,123
Short-term borrowings (Note 10)	519,017		655,000		194,610
Current portion of long-term borrowings (Note 11)	1,425,382		1,798,833		1,301,514
Accrued expenses	488,946		617,049		516,955
Advance received	149,102		188,166		197,679
Deferred warranty revenue	70,146		88,524		65,255
Other current liabilities	26,245		33,122		25,185

Total current liabilities	4,676,713		5,902,010		4,457,132

Long-term accounts payable (Note 2)	240,907		304,024		311,894
Long-term borrowings (Note 11)	2,058,120		2,597,347		3,253,784
Accrued severence benefits (Note 12)	135,214		170,640		117,921

Total liabilities	7,110,954		8,974,021		8,140,731

Commitments (Note 13)	-		-		-
Minority interest	-		-		-

Shareholders' deficiency (Note 14)
Meridian Co. shareholders' equity
Common stock - par value 100 WON per share; 100 million shares and 50 million shares authorized;
issued and outstanding 35,094 thousand shares and 35,004 thousand shares	2,780,836		3,509,415		3,500,415
at December 31, 2008 and December 31, 2007, respectively
Additional paid-in capital	4,938,594		6,232,505		6,189,683
Accumulated deficit	-12,375,212		-15,617,514		-15,790,498
Accumulated other comprehensive income (loss)	-3,496		-4,411		15,062

Total shareholders' deficiency	-4,659,278		-5,880,005		-6,085,338

TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY	$2,451,676	~~W~~	3,094,016	~~W~~	2,055,393

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended December 31, 2008, 2007 and 2006
(in thousands of Korean Won (~~W~~), except number of shares)

	2008 (in US$)
	(Note 4)
	(unaudited)		2008		2007		2006

Sales (Notes 3 and 19)	$2,634,646	~~W~~	3,324,923	~~W~~	2,604,541	~~W~~	1,526,828
Cost of sales	748,217		944,250		819,418		591,819
Gross profits	1,886,429		2,380,673		1,785,123		935,009
Selling, general and administrative expenses	1,755,846		2,215,876		2,042,162		1,111,107
Research and development expenses	311,333		392,902		305,307		75,309
Loss from operations	-180,750		-228,105		-562,346		-251,407
Other income (expense) (Note 15)
Interest income	83		104		87		30
Interest expense	-149,248		-188,350		-235,760		-246,523
Foreign transaction gain (loss), net	338,647		427,372		-3,165		-34,615
Other, net	128,337		161,963		193,521		197,508
Total other income (expense)	317,819		401,089		-45,317		-83,600
Income (loss) before income taxes and minority interest	137,069		172,984		-607,663		-335,007
Income taxes (Note 16)	-		-		-		-
Income (Loss) before minority interest	137,069		172,984		-607,663		-335,007
Minority interest in net loss of consolidated subsidiaries	-		-		-		10,260
Net Income (loss)	$137,069	~~W~~	172,984	~~W~~	-607,663	~~W~~	-324,747
Other comprehensive income (loss)
Foreign currency translation	-15,431		-19,473		1,100		11,620
Comprehensive income (loss)	$121,638	~~W~~	153,511	~~W~~	-606,563	~~W~~	-313,127

Net income (loss) per common share (Note 17)
Basic and diluted	$0.004	~~W~~	0.005	~~W~~	-0.019	~~W~~	-0.010
Weighted average number of common shares
Basic and diluted	35,033,418		35,033,418		32,553,528		31,393,984

The accompanying notes are an integral part of these Consolidated Financial Statements

Meridian Co., Ltd. and Subsidiaries
Consolidated Statement of Changes in Shareholders' Deficiency
For the Years Ended December 31, 2008, 2007 and 2006
(in thousands of Korean Won (~~W~~))

									Accumulated
	Common Stock Issued				Additional				Other
					Paid-in		Accumulated		Comprehensive
	Shares		Amount		Capital		Deficit		Income (Loss)		Total

Balance at January 1, 2006	31,393,984	~~W~~	3,139,398	~~W~~	3,929,900	~~W~~	-14,855,311	~~W~~	2,342	~~W~~	-7,783,671

Net loss	-		-		-		-324,747		-		-324,747
Losses in excess of minority interests	-		-		-		-2,777		-		-2,777
Other comprehensive income:
Foreign translation gain	-		-		-		-		11,620		11,620
Balance at December 31, 2006	31,393,984	~~W~~	3,139,398	~~W~~	3,929,900	~~W~~	-15,182,835	~~W~~	13,962	~~W~~	-8,099,575

Issuance of common shares	3,610,172		361,017		2,259,783		-		-		2,620,800
Net loss	-		-		-		-607,663		-		-607,663
Other comprehensive income:
Foreign translation gain	-		-		-		-		1,100		1,100
Balance at December 31, 2007	35,004,156	~~W~~	3,500,415	~~W~~	6,189,683	~~W~~	-15,790,498	~~W~~	15,062	~~W~~	-6,085,338

Issuance of common shares	90,000		9,000		42,822		-		-		51,822
Net income	-		-		-		172,984		-		172,984
Other comprehensive loss:
Foreign translation loss	-		-		-		-		-19,473		-19,473
Balance at December 31, 2008	35,094,156	~~W~~	3,509,415	~~W~~	6,232,505	~~W~~	-15,617,514	~~W~~	-4,411	~~W~~	-5,880,005

Balance at December 31, 2007 (in US$) (Note 4)	35,004,156		$2,773,704		$4,904,661		$-12,512,281		$11,935		$-4,821,981

Issuance of common shares	90,000		7,132		33,933		-		-		41,065
Net income	-		-		-		137,069		-		137,069
Other comprehensive loss:
Foreign translation loss	-		-		-		-		-15,431		-15,431
Balance at December 31, 2008	35,094,156		$2,780,836		$4,938,594		$-12,375,212		$-3,496		$-4,659,278

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2008, 2007 and 2006
(in thousands of Korean Won(~~W~~))

	2008 (in US$)
	(Note 4)
	(unaudited)		2008		2007		2006

CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	$137,069	~~W~~	172,984	~~W~~	-607,663	~~W~~	-324,747
Adjustments to reconcile net income (loss) from operations to net cash used in operating activities
Depreciation	42,255		53,325		22,918		8,763
Provision for severance benefits	59,097		74,580		76,955		36,710
Bad debt expenses, net (recovery income)	300,043		378,653		-39,712		-201,352
Amortization of intangible assets	149		189		189		263
Loss on disposal of property, plant and equipment	-		-		3,656		-
Equity in loss(gain) of investee	564		712		548		483
Loss on disposal of inventory	1,735		2,190		-		-
Gain on forgiveness of debt	-7,782		-9,820		-		-
Changes in operating assets and liabilities
Decrease (increase) in accounts receivable	-945,503		-1,193,226		-691,723		-29,667
Decrease (increase) in inventory	56,462		71,252		-178,588		117,246
Decrease (increase) in other current assets	-17,615		-22,230		-2,554		-19,588
Increase (decrease) in accounts payable - trade	-152,691		-192,695		-86,187		-40,701
Increase (decrease) in accounts payable - other	231,821		292,558		-449,945		307,420
Increase (decrease) in accrued expenses	70,119		88,490		103,225		142,561
Increase (decrease) in advance received	-7,538		-9,513		-339,137		-18,075
Increase (decrease) in other current liabilities	6,289		7,936		246,392		-230,522
Severance payments	-12,681		-16,003		-32,722		-
Other	14,139		17,843		-627		67,631
Sub-total	-361,137		455,759		-1,367,312		141,172

Net cash used in operating activities	-224,068		-282,775		-1,974,975		-183,575

CASH FLOWS FROM INVESTING ACTIVITIES :
Decrease in short-term loans	7,924		10,000		-		145,500
Proceeds from sales of property, plant and equipment	-		-		10,193		-
Increase in short-term loans	-		-		-10,000		-
Acquisition of property, plant and equipment	-62,190		-78,484		-70,296		-1,505

Net cash (used in) provided by investing activities	-54,266		-68,484		-70,103		143,995

CASH FLOWS FROM FINANCING ACTIVITIES :
Proceeds from issuance of common stocks	-		-		2,620,800		-
Proceeds from short-term borrowings	463,550		585,000		490,950		30,000
Repayment of short-term borrowings	-98,740		-124,609		-626,556		-11,000
Repayment of long-term borrowings	-166,458		-210,070		-338,638		-

Net cash provided by financing activities	198,352		250,321		2,146,556		19,000

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-79,982		-100,938		101,478		-20,580

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	82,302		103,865		2,387		22,967

CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,320	~~W~~	2,927	~~W~~	103,865	~~W~~	2,387

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$50,888	~~W~~	64,221	~~W~~	155,137	~~W~~	105,296
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES
Accrued severance benefits transferred to other current liability	$4,641	~~W~~	5,858	~~W~~	4,423	~~W~~	9,131
Stock issued in lieu of service fees	$41,063	~~W~~	51,822	~~W~~	-	~~W~~	-

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

On September 29, 2005, Meridian acquired 100% ownership of Rapha & Health Co., Ltd. for ~~W~~ 50 million in cash to systemize its sales process in domestic (Korea) market. On June 7, 2006, Rapha & Health Co., Ltd. changed its name to Meitian Co., Ltd. However, Meitian Co., Ltd. closed down in April 2008, so that Meridian could concentrate its resources on the overseas markets.

Note 2. Liquidity and Going Concern

Although the Company has recorded ~~W~~ 172,984 net income (or surpluses) in this fiscal year, the Company had experienced losses from operation due to continuous depression during last two fiscal years before this fiscal year. The Company has an accumulated deficit of ~~W~~ 15,617,514 as of December 31, 2008 and ~~W~~ 3,041,862 working capital deficits. As of December 31, 2008, the Company’s principal source of liquidity is ~~W~~ 2,927 of cash and ~~W~~ 2,278,454 of trade and other accounts receivable. Such conditions raise substantial doubt that the Company will be able to continue as a going concern. These operating results occurred while the Company continues to develop and commercialize new products. These factors have placed a significant strain on the financial resources of the Company. The ability of the Company to overcome these challenges depends on its ability to continue to generate higher revenue, and achieve positive cash flows from continuing operations, profitability and continued sources of debt and equity financing. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties.

On August 4, 2003, when Meridian suffered deteriorated liquidity, the bank accounts of Meridian were suspended from the transactions such as check clearing and direct deposits. In addition, on February 27, 2004, Chooncheon District Court in Korea approved the Company’s debt restructuring plan (or composition) for the total debt of ~~W~~ 4,697,927, which constituted approximately 68% of the total outstanding borrowings and payables of Meridian at that time. The creditors who have agreed to the debt restructuring include the following:

Account	Creditor		Amount
Borrowings	Woori Bank	~~W~~	391,787
	SMI|ABS Specialty Co., Ltd.		1,000,000
	Rainbow Specialty Securitization Co., Ltd.		500,000
	Korea Technology Credit Guarantee Fund		1,151,884
	Small Business Corporation		300,000
	Korea Exchange Bank		125,831
	Shinhan Bank		41,612
	Subtotal – financial institutions		3,511,114
Accounts payable	Various vendors		1,186,813

	Total	~~W~~	4,697,927

The original terms of the borrowings, which include secured ~~W~~ 34,200 and unsecured ~~W~~ 3,476,914 of debts to various financial institutions, were alleviated. The new terms require installment payments over 7 years through 2013 at the fixed interest rate of 3.5% per annum. All accrued and unpaid interests on the borrowings were forgiven.

New terms were obtained for the accounts payable due to various vendors, which require installment repayments over 3 years through 2007 at no interest.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

In January 2005, Woori Bank exercised its security right on an apartment owned by Meridian. The proceeds of ~~W~~ 42,837 from foreclosure were used to pay debt principal, interest and other direct expenses related to the foreclosure.

Aside from the debt restructuring, Meridian had a borrowing from Chohung Bank (Chohung Bank has been merged into Shinhan Bank as of April 1, 2006), which was not included in the original restructuring plan, as the bank did not agreed to the terms. In December 2005, Chohung Bank exercised its security right on the land and building, which had been provided as collaterals by Meridian. The proceeds of ~~W~~ 883,308 from the foreclosure, was paid to preemptive other creditors and Chochung Bank. Subsequent to the foreclosure, the original debt restructuring plan was modified to include the outstanding principal of ~~W~~ 1,074,455 to Chohung Bank. The repayments under the modified plan were scheduled as follows:

		2007		2008		2009		2010		2011		2012		2013		Total
Principal	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,757	~~W~~	650,756	~~W~~	4,555,298
Interest		159,435		136,659		113,883		91,106		68,329		45,553		22,777		637,742
Total	~~W~~	810,192	~~W~~	787,416	~~W~~	764,640	~~W~~	741,863	~~W~~	719,086	~~W~~	696,310	~~W~~	673,533	~~W~~	5,193,040

In December 2008, Korea Technology Credit Guarantee Fund reduced their original principal from ~~W~~ 1,151,884 to ~~W~~ 1,142,064. The repayments under the re-modified plan were scheduled as follows:

		2007		2008		2009		2010		2011		2012		2013		Total
Principal	~~W~~	500,159	~~W~~	649,337	~~W~~	649,337	~~W~~	649,337	~~W~~	649,337	~~W~~	649,337	~~W~~	649,336	~~W~~	4,396,180
Interest		443,601		161,067		113,634		90,907		68,180		45,461		22,727		945,577
Total	~~W~~	943,760	~~W~~	810,404	~~W~~	762,971	~~W~~	740,244	~~W~~	717,517	~~W~~	694,798	~~W~~	672,063	~~W~~	5,341,757

However, due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2008, Meridian has not paid ~~W~~ 1,149,496 of principal and ~~W~~ 604,668 of accrued interest outstanding to financial institutions, and ~~W~~ 891,266 of accounts payable to various vendors.

The status of the restructuring plan is reported to Chooncheon District Court, Korea every quarter. However, under the restructuring plan (or composition), the Court does not have authorities to dictate or supervise day-to-day financial activities, which is typical for court receivership. Therefore, any additional debt or equity financing could be made with no intervention from the Court.

Meridian believes that additional equity financing and continued increase in sales of the new product line-up, recently launched in the international markets will provide sufficient cash flow for it to continue as a going concern. During 2007, Meridian was able to attract new investors, increased its overseas revenue. In 2007, Meridian attained the sales approvals of Lapex-BCS (LipoLaser) and DPA in EU and Canadian markets, in addition to Japan market, which will expedite its revenue growth. Also in 2008, the Company released LAPEX-BCS Pro and attained the sales approvals in Europe markets.

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

Revenue from sales of products is recognized when the products are shipped to the customers, both. Title and the risks and rewards of ownership are transferred or services have been rendered and accepted, and collectability is reasonably assured. For medical equipment, the Company’s sales policy does not allow returns unless the products are defective. The customer’s acceptance is governed by the terms on the contract or arrangement, and any transactions not meeting the predetermined conditions are not recorded as revenue.

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

Concentrations of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, short-term and long-term investments and accounts receivable. The Company places its cash primarily in deposit accounts with reputable financial institutions. The Company's accounts receivable are derived primarily from revenue earned from customers located in the U.S., Canada, Europe, Japan and Korea. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collaterals from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. There were no write offs in the years ended December 31, 2008, and 2007.

In 2008, the Company had three customers that each represented more than 10% of its revenues, one of which represented approximately 29% of revenues and two of which represented approximately 11% of revenues. In 2007, the Company had two customers that each represented more than 10% of its revenues, one of which represented 36% and the other which represented approximately 26% of revenues. In 2006, the Company had two customers that each represented more than 10% of its revenues, one of which represented 21% and the other which represented approximately 19% of revenues.

At December 31, 2008, the Company had three customers that accounted for 78% of accounts receivable. At December 31, 2007, the Company had two customers that accounted for 60% of accounts receivable.

Value - Added Taxes

Under the Korean Value-Added Tax ("VAT") law, the Company pays a 10% VAT on each purchase of VAT-taxable goods or services("input VAT") and collects VAT from its customers equal to 10% of sales ("output VAT"). The net amount is recorded as prepaid VAT, if the input VAT is greater than the output VAT, or VAT payable if the output VAT is greater than the input VAT.

Inventories

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling cost. The cost of inventories is determined on the average cost method. The Company reviews the

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

components of inventories on a regular basis for excess or obsolete inventories and makes appropriate adjustments to the value of inventories in the period that such excess or obsolete inventories are identified.

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

No impairment loss was recognized in 2008, 2007 and 2006.

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

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2008, 2007 and 2006, amounted to ~~W~~ 13,440, ~~W~~ 12,421 and ~~W~~ 6,483, respectively.

Research and Development Costs

Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached. The Company has expensed ~~W~~ 392,903, ~~W~~ 305,307 and ~~W~~ 75,309 during the years ended December 31, 2008, 2007 and 2006, respectively.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

Advertising Costs

The Company expenses advertising expenses as they are incurred. Advertising expenses for the years ended December 31, 2008, 2007 and 2006 are ~~W~~ 45,290, ~~W~~ 25,938 and ~~W~~ 35,671, respectively.

Fair Value of Financial Instruments

The estimated fair value of amounts reported in the consolidated financial statements have been determined using available market information and valuation methodologies, as applicable. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and all other current assets and liabilities approximate their fair value because of their short term maturities at December 31, 2008 and 2007, unless otherwise stated. The fair value of non-current assets and liabilities approximate their carrying value unless otherwise stated. The fair value of the Company's long-term debt is based on interest rates that would be available to the Company for the issuance of debt with similar terms.

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

The fair value of stock options granted were estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield and expected volatility of nil for all years, risk-free interest rate of 5.64% to 9% and expected lives of 4 years. The weighted average fair value per stock option granted during 2001 was ~~W~~607.

At December 31, 2008 there was no stock option plan outstanding.

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the Company’s Consolidated Financial Statements and the accompanying notes. Such reclassification had no effect on previously reported results of operations or accumulated deficit.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin (ARB) No. 51 (“SFAS 160”), which amends ARB No. 51, Consolidated Financial Statements , to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in a consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. In addition, SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. For the Company, SFAS No. 160 is effective as of January 1, 2009, and must be applied prospectively, except for certain presentation and disclosure requirements which must be applied retrospectively. The Company believes that the retrospective requirements of SFAS 160 will not have a material impact on the Company’s financial statements.

In April 2008, the FASB issued Staff Position FAS 142-3, “Determination of Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, “Goodwill and Other Intangible Assets.” FSP 142-3 also requires expanded disclosure regarding the determination of intangible asset useful lives. For the Company, FSP 142-3 is effective as of January 1, 2009. The Company believes that the adoption of FSP 142-3 will not have a material impact on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No.162”), which identifies the sources of accounting principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This Statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411 “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company currently adheres to the hierarchy of U.S. GAAP as presented in SFAS No. 162 and the adoption of SFAS No. 162 during the fourth quarter of fiscal year 2008 did not have a material impact on its financial position, results of operations and disclosures.

In April 2009, the FASB issued FASB Staff Position No. 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The FSP shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. The Company does not believe FSP FAS 115-2 and FAS 124-2 will have a material effect on our financial statements and related disclosures.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on our company’s present or future consolidated financial statements.

Note 4. United States Dollar Amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean WON(~~W~~). These translations should not be construed as a representation that the Korean WON amounts shown could be converted, realized or settled in US dollars. The US dollar

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

amounts are provided herein as supplemental information solely for the convenience of the readers. Korean WON amounts are expressed in US dollars at the rate of ~~W~~ 1262.0: US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2008. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

Note 5. Accounts Receivable

Trade and other accounts receivable at December 31 are as follows:

		2008		2007
Trade	~~W~~	3,161,966	~~W~~	1,679,298
Others		43,894		43,388
		3,205,860		1,722,686
Allowance for doubtful accounts		(886,532)		(537,504)
Accounts Receivable, net	~~W~~	2,319,328	~~W~~	1,185,182

Note 6. Inventories

Inventories are comprised of the following as of December 31:

		2008		2007
Merchandise	~~W~~	212,148	~~W~~	244,149
Finished goods		109,580		111,749
Work-in-process		202,841		196,579
Raw material		354,552		354,737
		879,121		907,214
Reserves		(387,352)		(357,416)
	~~W~~	491,769	~~W~~	549,798

Merchandise consists of medical equipment, medical supplies and electronic equipment purchased and held for resale by the Company. Finished goods are comprised principally of alternative medical equipments manufactured by the Company.

Note 7. Property, Plant and Equipment

Property, plant and equipment are comprised of the following at December 31:

		2008		2007
Machinery	~~W~~	55,855	~~W~~	54,296
Vehicles		35,292		44,171
Tools		47,900		47,900
Furniture and fixtures		914,205		835,721
		1,053,252		982,088
Less accumulated depreciation		(969,948)		(931,523)
Property, plant and equipment, net	~~W~~	83,304	~~W~~	50,565

Depreciation expenses for the years ended December 31, 2008, 2007 and 2006 are ~~W~~ 53,325 ~~W~~ 22,918 and ~~W~~ 8,763, respectively.

Note 8. Equity Method Investment

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

On November 10, 2001, the Company acquired 45% ownership of Beijing Meridian for ~~W~~ 76,956 in cash. The changes of ownership percentage occurred in 2002 and 2003 when Beijing Meridian issued additional capital stocks. The ownership percentage was 25% in 2008 and 2007.

The recognized loss on this investment was ~~W~~ 712 and ~~W~~ 548 in 2008 and 2007, respectively. And the carrying amount of the investment was ~~W~~ 40,617 and ~~W~~ 28,917 as of December 31, 2008 and 2007, respectively.

Note 9. Patents and Trademarks

Patents and trademarks are comprised of the following at December 31:

		2008		2007
Acquisition cost	~~W~~	5,466	~~W~~	5,466
Less accumulated amortization		(4,901)		(4,712)
Intangible assets, net	~~W~~	565	~~W~~	754

Amortization expenses for the years ended December 31, 2008, 2007 and 2006 are ~~W~~ 189, ~~W~~ 189 and ~~W~~ 263, respectively.

Note 10. Short-Term Borrowings

Short-term borrowings as of December 31 are as follows:

	Annual
Creditor	interest rate		2008		2007

Other (third party individuals)	7%	~~W~~	655,000	~~W~~	194,610

Note 11. Long-Term Borrowings

Long-term borrowings as of December 31 are as follows:

	Annual
Creditor	interest rate	Maturity Date		2008		2007

Chohung Bank (Note a)	3.5%	December 31, 2013	~~W~~	1,074,455	~~W~~	1,074,455
Korea Technology Credit
Guarantee Fund	3.5%	December 31, 2013		1,016,160		1,151,884
Korea Exchange Bank	3.5%	December 31, 2013		125,831		125,831
Woori Bank	3.5%	December 31, 2013		361,516		361,516
Small Business
Corporation	3.5%	December 31, 2013		276,606		300,000
Shinhan Bank	3.5%	December 31, 2013		41,612		41,612
SMI | ABS Specialty

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

Co., Ltd. (Note b)	3.5%	December 31, 2013		1,000,000		1,000,000
Rainbow Specialty Sec
Co., Ltd. (Note b)	3.5%	December 31, 2013		500,000		500,000
				4,396,180		4,555,298
Less current portion				(1,798,833)		(1,301,514)
			~~W~~	2,597,347	~~W~~	3,253,784

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

The repayment schedule for long-term borrowings as of December 31, 2008 is as follows:

Year		Amount
2009	~~W~~	1,798,833
2010		649,337
2011		649,337
2012		649,337
2013		649,336
	~~W~~	4,396,180

Note 12. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2008 and 2007 are summarized as follows:

		2008		2007
Accrued severance benefits at beginning of year	~~W~~	135,537	~~W~~	91,304
Provision		74,580		76,955
Payments		(16,003)		(32,722)
Transfer to National Pension Fund		(4,063)		(4,063)
		190,051		131,474
Less current portion		(19,411)		(13,553)
Balance at end of year	~~W~~	170,640	~~W~~	117,921

Note 13. Commitments

The Company leases its manufacturing and office facilities from non-affiliates. Current lease will be expired in June 2009. Thereafter, the management expects to renew its lease agreement on an annual basis. Total rent expense were ~~W~~ 165,338, ~~W~~ 205,110 and ~~W~~ 158,306 for the years ended December 31, 2008, 2007 and 2006, respectively.

Total future minimum lease payments under operating leases are as follows:

Year ending December, 31		Operating Leases
2009	~~W~~	130,800
2010		130,800
2011		65,400
Total	~~W~~	327,000

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

Note 14. Shareholders’ Deficiency

The Company’s capital stock consists entirely of common stock with a par value of 100 Won and the number of authorized, issued and outstanding shares as of December 31, 2008 and 2007 are as follows:

	2008	2007
Authorized shares	100,000,000	50,000,000
Issued and outstanding shares	35,094,156	35,004,156

In April 2007, the Company raised 517,000 Won from twenty non-U.S. investors for total 933,506 common shares at the price of 554 Won per share and warrants to purchase 133,358 common shares at 950 Won per share. As of December 31 2008, due to the end of exercisable period, those warrants are not effective any more.

In June 2007, the Company raised US$350,000 from one non-U.S. investor for 700,000 common shares at the price of US$0.50 per share.

In December 2007, the Company raised 1,779,000 Won from forty nine non-U.S. investors for total 1,976,666 common shares at the price of 900 Won per share.

On September 4, 2008, the Company issued 90,000 shares of common stock (par value 100 Won) in exchange for investor relations and marketing services with the fair value to the Company of ~~W~~ 51,822. The shares issued were valued at the trading price of the company's common stock as of the date of authorization for the issuance.

The Company has legally issued its shares and complied with the filing requirements pursuant to the SEC regulations. However, 13,975,159 common shares issued through S-8 registrations, (i) for acquisition of By George Holdings, (ii) debt-for-equity swap on October 21, 2004 and (iii) service fee for IR and marketing activities, have not been included in the Korean Commercial Registration Office due to the different requirements of the share issuance between the US and Korean Commercial Laws. The number of outstanding shares and capital stock as of December 31, 2008 in SEC and in Korean Commercial Registration Office are as follows:

				Korean Commercial
		SEC		Registration Office
Number of outstanding shares		35,094,156		19,421,182
Capital Stock	~~W~~	3,509,4156	~~W~~	1,942,118

However, regardless of registration in Korean Commercial Registration Office, every shareholder’s right and interest is not different.

Note 15. Other income (expense)

The Company classifies income (expense) items not generated from the routine business operation as other, net of other income (expense). Other, net for the years ended December 31, 2008, 2007 and 2006 are ~~W~~ 161,963, ~~W~~ 193,521 and ~~W~~ 197,508, respectively. The main components of other, net of other income (expense) from the statements of operations and comprehensive income are as follows. For the year ended 2008, the Company classified ~~W~~ 102,700 refund of service fee as other, net. For the year ended 2007, the Company classified ~~W~~ 138,480 sales agency commission as other, net. For the year ended 2006, the Company classified ~~W~~ 201,532 bad debt recovery income as other, net.

Note 16. Income Taxes

The Company adopted the provisions of FASB interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB statement No. 109,” which prescribes a recognition threshold and measurement process for recording in the financial statements, uncertain tax positions taken or expected to be taken in a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

The Company recognizes federal and state tax liabilities or assets based on its estimate of taxes payable to or refundable by tax authorities in the current fiscal year. The Company also recognizes federal and state tax liabilities or assets based on its estimate of future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is required when it is more likely than not that the Company will not be able to realize all or a portion of our deferred tax assets.

Income tax provision from continuing operations for the years ended December 31, 2008 and 2007 are $0.

The provisions for income taxes reconcile to the amount computed by applying effective federal statutory income tax rate to income before provision for income taxes as follows:

	2008	2007
Foreign tax	10.96%	27.42%
Federal tax at statutory tax rate	9.55%	-3.30%
State tax, net of valuation allowance	2.48%	-0.86%
Nondeductible expenses	10.51%	-3.49%
AMT	0.00%	0.00%
Expired NOL	242.42%	-17.05%
Change of Valuation Allowance	-275.92%	-2.72%
Income Tax Provision	0.00%	0.00%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets at December 31 consisted of the following:

		2008		2007
Current Deferred Tax Asset (Liabilities)
Foreign currency translation	~~W~~	(106,878)	~~W~~	-
Allowance for accounts receivable		154,277		137,351

Non-current Deferred Tax Asset (Liabilities)
Net Operating Losses		2,890,065		3,384,523
Investment		134,624		134,624
Intangible asset		(144,199)		(167,035)
Severance		43,738		33,374

Total Deferred Tax Asset		2,971,627		3,522,837
Less Valuation allowance		(2,971,627)		(3,522,837)
Net, deferred tax asset	~~W~~	-	~~W~~	-

The significant component of the deferred tax asset (liability) at December 31, 2008 and 2007 resulted from net operating loss carry-forwards in the amount of approximately 11.4 billion Won and 13.4 billion Won, respectively.

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2008 and 2007, we established a full valuation allowance on our net deferred tax assets based on the available evidence, both positive and negative, to determine whether the valuation allowance is needed. Based on our losses in previous years, and the uncertainly of our ability to generate future taxable income in upcoming years, management believed that it was more likely than not that most of the deferred tax assets will not be realized.

Valuation allowances for the full amount of the net deferred tax asset were established to reduce the deferred tax assets to zero based on the level of historical taxable income and projections for future taxable income over the period of three years.

At December 31, 2008, the established valuation allowance for the net deferred tax asset was decreased by 551.2 million Won.

Note 17. Income (loss) Per Share

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

Income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during the year. Diluted income (loss) per share is computed in a manner consistent with that of basic loss per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

Income (loss) per share for the years ended December 31, 2008, 2007 and 2007 is calculated as follows (in thousands of Korean won):

		2008		2007		2006
Basic earnings per shares
Net income (loss)	~~W~~	172,984	~~W~~	(-)607,663	~~W~~	(-)324,747
Net income (loss) applicable to common shareholders		172,984		(-)607,663		(-)324,747
Weighted average common shares outstanding-basic		35,033,418		32,553,528		31,393,984
Basic earnings per share		0.005		(-)0.019		(-)0.010

The Company has potentially dilutive common shares as of December 31, 2007, 2005 and 2004, however there were no dilutive effects as of December 31, 2008, 2007 and 2006. Therefore, income (loss) per share is same as the diluted income (loss) per share.

Note 18. Related Party Transactions

Significant account balance with related company as of December 31 are summarized as follows:

Related party	Nature of Relationship	Account balance		2008		2007
Meridian Medical, Inc.	MAMI’s minority shareholder	Account Receivables	~~W~~	2,007,481	~~W~~	968,838

Significant transactions with related company for the years ended December 31 are summarized as follows:

Related party	Transactions		2008		2007		2006
Meridian Medical, Inc.	Sales		970,343		676,137		327,265
	Service fees		297,112		124,736		-
		~~W~~	1,267,455	~~W~~	800,873	~~W~~	327,265

In June 2004, the Company entered into an exclusive distribution agreement with MMI. Under the agreement, MMI was entitled to an exclusive distribution right in North American Market. On 1 January 2008, the Company entered into service agreement with Meridian Medical, Inc ("MMI"). Based on that agreement, MMI carries out sales, marketing and admin support service on behalf of the Company in US market.

Note 19. Geographic Information

In 2008, the Company operated in one industry segment, the development and manufacturing of alternative medical equipments. The Company's identifiable assets are located in one geographic area, the Republic of Korea (also known as South Korea). Sales revenue is attributable to geographic locations based on the location of the customer, as follows, for the years ended December 31:

		2008		2007		2006
Export
North America	~~W~~	1,143,757	~~W~~	848,459	~~W~~	485,371
Asia		544,461		1,109,121		71,092
Europe		1,444,010		266,629		-

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(Korean Won (~~W~~) in thousands)

Other		15,615		41,884		41,533
		3,147,843		2,266,093		597,996

Domestic Sales		177,080		338,448		928,832
	~~W~~	3,324,923	~~W~~	2,604,541	~~W~~	1,526,828

ITEM 19. EXHIBITS

Exhibit
12.1	Section 302 Certification of the CEO
12.2	Section 302 Certification
13.1	Section 906 Certification of the CEO
13.2	Section 906 Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By: /s/ John Y.C. Myung
Name: Myung, John YC
Title: President, CEO, Director
Date: July 14, 2009