Form 20-F
period 2009-12-31
MERIDIAN CO LTD
filed 2010-08-16
CIK 1135174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________or __________

Commission file number: 0-32359

MERIDIAN CO., LTD.
(Exact name of registrant as specified in its charter)

The Republic of Korea
(Jurisdiction of incorporation or organization)

4F, 196-35, Anyang-Dong, Manan-Gu, Anyang-Si, Gyeonggi-Do, Korea 430-857 (Tel: 82-31-463-7700)
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

Common shares outstanding August 12, 2010: 35,094,156

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

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ ]	Smaller reporting company [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

Indicate by check mark which financial statement item the registrant has selected to follow. Item 17 [ ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

TABLE OF CONTENTS

References
Currency Translation

References

All references to "Korea" herein are references to The Republic of Korea. All references to "Meridian," the "Company", "we," "us" or "our" herein are references to Meridian Co., Ltd. All references to the "Government" are references to the government of Korea. All references to the "shares" are references to the Company's issued common shares of par value Won 100 (US $0.09 at December 31, 2009).

Currency Translation

In this annual report, references to "Won" or "~~W~~ " are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won and presented in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2009, 2008 and 2007. Solely for the convenience of the reader and to improve clarity, certain items in this annual report were expressed in US$ at specified rates. Those US$ amounts are not audited. All translations from Won to US$ were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2009, which was Won 1,163.70 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See also Item 3, Key Information, Exchange Rates Information, for information regarding the rates of exchange between the Won and the US$. On June 30, 2010 the exchange rate was Won 1,220.8 to US$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT

See Item 4.C.

B. ADVISERS

Not Applicable

C. AUDITORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected consolidated financial and other data set forth below should be read in conjunction with the audited consolidated financial statements of Meridian Co., Ltd. as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 are derived from the audited consolidated financial statements of Meridian, which have been audited by Choi, Kim and Park LLP, independent accountants

Our consolidated financial statements are compiled in Won and presented in accordance with accounting principles generally accepted in the United States.

Meridian Co., Ltd. and Subsidiary
Condensed Consolidated Statements of Operations
For the years ended December 31, 2009, 2008, 2007, 2006 and 2005
(Korean Won (~~W~~ ) in thousands, except per share amounts)

	2009(1) (in US$)
	(unaudited)		2009		2008		2007		2006		2005

Sales	$1,180,184	~~W~~ 	1,373,379	~~W~~ 	3,324,923	~~W~~ 	2,604,541	~~W~~ 	1,526,828	~~W~~ 	1,434,519
Cost of sales	379,322		441,416		944,250		819,418		591,819		1,099,194
Gross profits	800,862		931,963		2,380,673		1,785,123		935,009		335,325
Operating expenses	2,565,111		2,985,018		2,608,778		2,347,469		1,186,416		2,293,172
Loss from operations	(1,764,249)		(2,053,055)		(228,105)		(562,346)		(251,407)		(1,957,847)
Other income(expenses)	(381,844)		(444,353)		401,089		(45,317)		(83,600)		(1,424,510)

Income(Loss) before income taxes	$(2,146,093)	~~W~~ 	(2,497,408)	~~W~~ 	172,984	~~W~~ 	(607,663)	~~W~~ 	(335,007)	~~W~~ 	(3,382,357)
Income taxes	-		-		-		-		-		-
Net income(loss)	(2,146,093)		(2,497,408)		172,984		(607,663)		(324,747)		(3,349,406)

Net income(loss) per common share Basic and diluted	$(0.061)	~~W~~ 	(71)	~~W~~ 	5	~~W~~ 	(19)	~~W~~ 	(10)	~~W~~ 	(106)
Weighted average number of common shares	35,094,156		35,094,156		35,033,418		32,553,528		31,393,984		31,603,847

Condensed Consolidated Balance Sheets
As of December 31, 2009, 2008, 2007, 2006, and 2005
(Korean Won (~~W~~ ) in thousands)

	2009(1) (in US$)
	(unaudited)		2009		2008		2007		2006		2005

Cash and cash equivalents	$4,838	~~W~~ 	5,630	~~W~~ 	2,927	~~W~~ 	103,865	~~W~~ 	2,387	~~W~~ 	22,967
Accounts receivable	718,073		835,623		2,319,328		1,195,182		453,747		368,226
Inventories	303,089		352,705		491,769		549,798		371,209		488,455
Other current assets	5,880		6,843		46,124		23,893		21,337		1,749

Total current assets	1,031,880		1,200,801		2,860,148		1,872,738		848,680		881,397
Property, plant and equipment, net	51,274		59,668		83,304		50,565		16,546		23,804
Investments and other assets	37,478		43,614		150,564		132,090		104,792		50,636

TOTAL ASSETS	$1,120,632	~~W~~ 	1,304,083	~~W~~ 	3,094,016	~~W~~ 	2,055,393	~~W~~ 	970,018	~~W~~ 	955,837

Trade accounts payable and current debt	$6,402,806	~~W~~ 	7,450,947	~~W~~ 	5,902,010	~~W~~ 	4,457,132	~~W~~ 	5,085,477	~~W~~ 	3,669,845
Long-term borrowings	1,841,509		2,142,966		3,072,011		3,683,599		3,984,116		5,072,441
Shareholders’ deficiency	(7,123,683)		(8,289,830)		(5,880,005)		(6,085,338)		(8,099,575)		(7,786,449)

TOTAL LIABILITIES AND DEFICIENCY	$ 1,120,632	~~W~~ 	1,304,083	~~W~~ 	3,094,016	~~W~~ 	2,055,393	~~W~~ 	970,018	~~W~~ 	955,837

(1) For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,163.7 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on December 31, 2009. This translation should not be construed as a representation that the Won amounts represent, have been or could be converted to US$ at that rate or any other rate.

Exchange rate information
The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of a U.S. dollar in Won. No representation is made that the Won or Dollar amounts referred to herein could have been or could be converted into Dollars or Won, as the case may be, at any particular rate, or at all.

	Won per U.S dollar(noon buying rate)
YEAR	Period-End	Average(1)	High	Low
2005	1,010.0	1,023.8	1,059.8	997.0
2006	930.0	954.3	1,002.9	913.7
2007	935.8	929.0	950.2	903.2
2008	1,262.0	1,098.7	1,507.9	935.2
2009	1,163.7	1,274.6	1,570.1	1,149.0
2010
January	1,158.7	1,138.2	1,163.1	1,120.0
February	1,159.0	1,155.7	1,170.0	1,144.0
March	1,131.2	1,136.1	1,153.0	1,128.0
April	1,108.0	1,115.5	1,126.3	1,104.0
May	1,194.5	1,164.8	1,253.2	1,115.0
June	1,220.8	1,214.1	1,250.4	1,173.6

(1) The average of the daily noon buying rates of the Federal Reserve Bank in effect during the relevant period (or portion thereof)

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

Aside from the debt restructuring, Meridian had a borrowing from Chohung Bank (Chohung Bank has been merged into Shinhan Bank as of April 1, 2006), which was not included in the original restructuring plan, as the bank did not agreed to the terms. In December 2005, Chohung Bank exercised its security right on the land and building, which had been provided as collaterals by Meridian. The proceeds of 883,308 thousand Won from the foreclosure, was paid to preemptive other creditors and Chohung Bank. Subsequent to the foreclosure, the original debt restructuring plan was modified to include the outstanding principal of 1,074,455 thousand Won to Chohung Bank.

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

In December 2008, Korea Technology Credit Guarantee Fund reduced their original principal from 1,151,884 thousand Won to 1,142,064 thousand Won. The repayments under the re-modified plan were scheduled as follows:

(in thousand)
		2007		2008		2009		2010		2011		2012		2013		Total
Principal	~~W~~ 	493,159	~~W~~ 	649,337	~~W~~ 	649,337	~~W~~ 	649,337	~~W~~ 	649,337	~~W~~ 	649,337	~~W~~ 	649,336	~~W~~ 	4,389,180
Interest		423,601		178,217		162,399		90,907		68,180		45,461		22,727		991,492
Total	~~W~~ 	916,760	~~W~~ 	827,554	~~W~~ 	811,736	~~W~~ 	740,244	~~W~~ 	717,517	~~W~~ 	694,798	~~W~~ 	672,063	~~W~~ 	5,380,672

However, due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2009, Meridian has not paid 1,791,833 thousand Won of principal and 764,217 thousand Won of accrued interest outstanding to financial institutions, and 882,656 thousand Won of accounts payable to various vendors.

In June, 2004, the Company received funds of US$530,000 from investors through an equity financing whereby, the Company issued 3,312,500 common shares of the Company to three non-U.S. investors at the price of US$0.16 per share.

In April 2007, the Company raised 517,000,000 Won from twenty non-U.S. investors for total 933,506 common shares at the price of 554 Won per share and warrants to purchase 133,358 common shares at 950 Won per share. As of December 31 2009, due to the end of exercisable period, those warrants are not effective any more.

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

For the year ended December 31, 2009, the Company had a net loss of 2,497,408 thousand won ($2,146,093) and an accumulated deficit of 17,878,998 thousand won ($15,363,923). Although the Company had achieved the net profit for the fist time of its history for the year ended December 31, 2008, the Company gone into deficit for the year ended December 31, 2009. The extent of future losses will depend, in part, on the amount of growth in revenues from the Company's products. The Company expects that operating costs will increase during the next several years, especially in the areas of sales and marketing, product development and general and administrative expenses as it pursues its business strategy. Thus, the Company will need to generate increased revenues faster than the rate of growth in costs to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by corresponding increases in revenues, or if it is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There can be no assurance that the Company will sustain profitability or that its operating losses will not increase in the future.

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

The Company's accounts receivable are derived primarily from revenue earned from customers located in the U.S., Canada, Europe, Japan and Korea. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collaterals from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. 992,089 thousand Won of the Company’s accounts receivable was written off in the year ended December 31, 2005. There were no write offs in the years ended December 31, 2009, and 2008. In 2009, the Company had two customers that each represented more than 10% of its revenues, one of which represented approximately 47.5% of revenues and the other which represented approximately 11% of revenues. In 2008, the Company had three customers that each represented more than 10% of its revenues, one of which represented 29% and two of which represented approximately 11% of revenues. In 2007, the Company had two customers that each represented more than 10% of its revenues, one of which represented 36% and the other which represented approximately 26% of revenues.

At December 31, 2009, the Company had one customer that accounted for 65% of accounts receivable. At December 31, 2008, the Company had three customers that accounted for 78% of accounts receivable.

Expansion of the Company’s operations abroad is important to its long-term successes, and its limited experience in the operation outside Korea increases the risk that each international expansion efforts would not be successful.

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

The Company's corporate head office is located at 4F, 196-35, Anyang-Dong, Manan-Gu, Anyang-Si, Gyeonggi-Do, Korea 430-857.

B. BUSINESS OVERVIEW

Meridian is an established leader in the research, development, manufacturing, and marketing of integrative medical devices in the healthcare industry.

With a dynamic research and development team, Meridian is at the forefront in the development of cutting edge medical technologies. The Company presently holds a total of 5 registered and pending patents, 2 design rights and 7 trademarks and has received 4 FDA 510(k) clearances for their medical devices. In order to distribute worldwide, Meridian has also gained 3 SDA approvals in China and 3 FIP approvals in South America. Successfully marketed in Korea, Japan, EU, Middle East, USA, Canada, and China, Meridian continues to provide its superior product line to a growing number of clients worldwide. Meridian has over 5,000 clients, which include physicians, hospitals, healthcare professionals, medical device manufacturers, beauty salons and health and fitness centers.

The Company currently sells three different products to healthcare practitioners throughout the domestic and overseas market. These include DPA (Digital Pulse Analyzer), Lapex-2000 and Lapex BCS (Lapex-2000 LipoLaser)

The Company believes that blending together a combination of intrinsic medical knowledge with superior software and technology it can create high quality physiological monitoring applications that capitalize on the growing wellness market.

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

In 2009, Meridian has entered into new markets, such as Portugal, Bulgaria, Albania in EU and South Africa, Egypt, Kuwait for the diversification of revenue. The revenue from new markets amounts to 136,369 thousand Won which accounted for 10% of total revenue.

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

The enhanced features of this upgraded device are following:

- New technologies on the platform of the main body. (i.e. main chip, color LCD, Interface etc.)
- Enhanced design and color of the main body
- New technologies, materials and designs on the Laser applicators in order to make it slimmer and more effective
- 4 multi-beams and 2 enhanced probes

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
Single body design

Structure:
Main body - CART in exclusive use PC:
P-233MHz CPU, 32MB MEMORY, 6.4GB HDD
WINDOWS 98 OS, 40X CD-ROM, AGP 4MB VGA

Revenue by Geographic Market

Sales revenue is attributable to geographic locations based on the location of the customer, as follows: (Korean Won (~~W~~ ) in thousands)

		2009		2008		2007
Export
North America	~~W~~ 	693,543	~~W~~ 	1,143,757	~~W~~ 	848,459
Asia		111,835		544,461		1,109,121
Europe		186,687		1,444,010		266,629
Other		107,966		15,615		41,884
		1,100,031		3,147,843		2,266,093

Domestic Sales		273,348		177,080		338,448
	~~W~~ 	1,373,379	~~W~~ 	3,324,923	~~W~~ 	2,604,541

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

Size of Industry

World Medical Device Market

The demand for medical devices is influenced by an increasing patient population and the focus on health care cost containment and preventative therapies. Medical devices include a broad range of surgical devices and equipment used in cardiovascular, orthopedics, respiratory, ophthalmic, neurology, urinary, disposable, infection and more. In the fact, World Medical Market reported that the global medical device market was expected to be valued at $210 billion in 2008, of which $86 billion was generated from the U.S. market. The largest medical device markets next to the U.S. are Japan ($23 billion in 2008) and Germany ($12 billion in 2008).

The world medical device industry is expected to grow at a compound annual growth rate of 6.4 percent between 2008 and 2013.

World Medical Device Market size (US $ M), 2009-2013

	2009	2010	2011	2012	2013	CAGR(’09 ~ ’13, %)
Market size	223,262	237,289	252,394	268,853	286,181	6.4

Source: Espicom, The World Medical Markets Fact Book 2008, 2008.05

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

Cellulite Reduction Laser Market

The market for cellulite reduction laser devices was valued at over $14 million in 2006. This market will achieve high growth over the forecast, driven by the adoption of new product innovations. Despite the great challenge from alternative methods of cellulite reduction, including electrotherapy and mesotherapy, which are gaining in popularity due to improved media coverage, the market for cellulite reduction laser devices will achieve high growth over the forecast period. (US Markets for Aesthetic Laser and Energy Devices 2007 by Millennium Research Group, June, 2007)

Body Contouring Device Market

Body Contouring Devices market is composed of Cellulite Reduction Device, Fat Reduction Device and Skin Tightening Device mainly. By 2012, Body Contouring Device market in the United States will be expended because of the increases of SPA facilities and the increasing demands for patients who are interested in invasive and non invasive treatments. Cellulite removal treatment and skin tightening is used in Plastic Surgery and cosmetic skin medical area also and this makes it possible the body contouring markets continuously increase. Especially the combination of the traditional fat reduction and laser skin tightening will effects on the growth of the body contouring device market.

Medical Device (MD) Resource Exhibit 9 : Body Contouring Device Market, by Indication, US (US $), 2006-2012

Year	Cellulite Reduction Device Market Value (US$M)	Growth (%)	Fat Reduction Device Market Value (US$M)	Growth (%)	Skin Tightening Device Market Value (US$M)	Growth (%)	Total Market Value (US$M)	Growth (%)
2006	$67.7		$38.1		$38.2		$144.1
2007	$78.7	16.2%	$65.2	70.9%	$43.9	14.9%	$187.8	30.4%
2008	$92.7	17.7%	$74.0	13.5%	$50.3	14.5%	$216.9	15.5%
2009	$112.8	21.7%	$120.3	62.7%	$57.5	14.3%	$290.6	34.0%
2010	$139.1	23.3%	$148.2	23.2%	$65.7	14.3%	$352.9	21.5%
2011	$172.4	24.0%	$175.7	18.6%	$75.0	14.3%	$423.1	19.9%
2012	$214.4	24.3%	$202.9	15.5%	$85.8	14.3%	$503.0	18.9%
CAGR (’08-’12)		23.3%		28.7%		14.3%		23.4%

Source: Millennium Research Group

C. ORGANIZATIONAL STRUCTURE

Meridian Co., Ltd. was incorporated under the laws of Korea on April 19, 1994 as a private company. The Company operates from its both corporate head office and manufacturing plant are located at 4F, 196-35, Anyang-Dong, Manan-Gu, Anyang-Si, Gyeonggi-Do, Korea 430-857.

As of December 31, 2009, the Company had one subsidiary. The acquisition dates and Meridian Co., Ltd.'s ownership percentages of its consolidated subsidiaries as at December 31, 2009, 2008 and 2007 are as follows:

			Acquisition	Percentage ownership at December 31,
Subsidiary	Country of Incorporation	Primary Business	Date	2009	2008	2007
Meridian America Medicals, Inc.	USA	Wholesale and retail of medical equipment	March 4, 2002	75.76%	75.76%	75.76%
Meitian Co., Ltd	Korea	"	September 29, 2005	Dissolved	Dissolved	100.00%

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

Directors and Senior Management Team

IN BEOM PARK, President, CEO and Director
Mr. Park graduated from the Seoul National University with a degree in Sociology. From 1991 to 1998 he was the head of the Development & Planning Department of Kia Techono Co., Ltd. He was the Founder of Eduevision Korea Co., Ltd. in 1999. Mr. Park joined Meridian in 2002 as the head of the Planning Department and CFO and was appointed as CEO in November 2009.

JOHN Y.C. MYUNG, Secretary, CFO and Director (President and CEO resigned in November 2009)
Mr. Myung graduated from the Pusan University with a degree in Computer Statistics. From 1985 to 1991 he worked in the R&D department of LG Electronics. He was appointed as a chief of Planning Department of Medison Co., Ltd. in 1991 and later appointed and served as a director of international sales. While he was in charge of international sale in Medison, he contributed on significant growth of oversea sales in Europe, North America, Japan and Southeast Asia and the oversea sales was increased from US$20M to $70M. He also served as a director of Management & International Marketing Business of Korea Strategic Partners that the primary businesses are dental X-ray and panoramic sales in Korea from 2001 to 2007. Mr. Myung joined Meridian in 2007 as an international sale director and was appointed as CEO in April 2009. In November 2009, Mr Myung resigned and appointed Secretary and CFO.

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

The Company signed the lease contract for its current office and factory at 4F, 196-35, Anyang-Dong, Manan-Gu, Anyang-Si, Gyeonggi-Do, Korea in October 2009. The Company’s products are assembled from purchased and manufactured components at its factory. Virtually all of the components making up the Company’s products are readily available from domestic suppliers. Some of the components have been designed by the Company and/or are custom manufactured to its specifications.

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

A. OPERATING RESULTS

Revenue
The following table sets forth, for the periods indicated, our consolidated revenue by product:

(Korean Won (~~W~~ ) in thousands)

	For the year ended Dec. 31, 2009		For the year ended Dec. 31, 2008		For the year ended Dec. 31, 2007
Product	Revenues	Revenues % to total	Revenues	Revenues % to total	Revenues	Revenues % to total

Lapex BCS	909,583	66.2%	2,859,231	86.0%	2,015,232	77.4%
DPA	167,071	12.2%	258,982	7.8%	428,936	16.5%

Others	296,725	21.6%	206,710	6.2%	160,373	6.1%
Total	1,373,379	100.0%	3,324,923	100.0%	2,604,541	100.0%

The following table sets forth, for the periods indicated, our consolidated revenue by market:
(Korean Won (~~W~~ ) in thousands)

		2009			2008			2007
Regions		Revenue	% to revenue		Revenue	% to revenue		Revenue	% to revenue
North
America	~~W~~ 	693,543	50.5	~~W~~ 	1,143,757	34.4	~~W~~ 	848,459	32.6
Asia
Japan		-			436,108			1,080,469
Taiwan		111,835			107,788			28,183
Others		-			565			469
Total in Asia		111,835	8.1		544,461	16.4		1,109,121	42.6
Europe
UK		13,267			842,959			132,692
Sweden		103,784			28,864			-
Others		69,636			572,187			133,937
Total in
Europe		186,687	13.6		1,444,010	43.4		266,629	10.2
Other regions		107,966	7.9		15,615	0.5		41,884	1.6

International
Sales		1,100,031	80.1		3,147,843	94.7		2,266,093	87.0
Domestic Sales		273,348	19.9		177,080	5.3		338,448	13.0
Total	~~W~~ 	1,373,379	100	~~W~~ 	3,324,923	100	~~W~~ 	2,604,541	100

The following table sets forth, for the periods indicated, financial data as percentage of total revenues by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales For the year ended
	December 31,
	2009	2008	2007
Sales	100	100	100
Cost of sales	32.1	28.4	31.5
Gross profits	67.9	71.6	68.5
Operating expenses	217.3	78.5	90.1
Loss from operations	(149.4)	(6.9)	(21.6)
Other income (expenses)	(32.4)	12.1	(1.7)
Minority interest	-	-	-

Income (loss) before income taxes	(181.8)	5.2	(23.3)
Income taxes	-	-	-
Net income (loss)	(181.8)	5.2	(23.3)

Sales Revenue

The sales revenue of the Company for the year ended December 31, 2009 decreased 58.7% to 1,373,379 thousand Won from 3,324,923 thousand Won for the year ended December 31, 2008. The decreases in the sales revenue during the year ended December 31, 2009 and 2008 were mainly attributable to:

  Lost the market share of Japan & UK due to financial crisis made customer financing program destroyed as well as entrance of imitation machines in those market. In special, financial Crisis made Aesthetic market of UK and Japan corrupted and reduced very much in short time. The customer price of LAPEX BCS and BCS Pro was decreased to 50% of 2008 as well as export price of LAPEX was cut over 30% more.

  In case of North America, it was decreased too due to financial crisis and new marketing preparation. DPA sales decreased too due to delayed new design of DPA and second hands DPA market was so activated.

However, the Company tried to change the target market segment of DPA in North America and to expend sales area to Europe. Sweden was one of successful case in marketing of DPA.

Gross Profits & Gross Margin

For the year ended December 31, 2009, the gross profits were 931,963 thousand Won, as compared to 2,380,673 thousand Won for the year ended December 31, 2008 and 1,785,123 thousand Won for the year ended December 31, 2007. The significant decreases of gross profits in 2009 were due to the sales decrease in major market such as North America, Japan, and UK.

Total gross margin as a percentage of total revenues was 67.9% for the year ended December 31, 2009, as compared to 71.6% for the year ended December 31, 2008 and 68.5% for the year ended December 31, 2007. The significant decrease of sales caused the reduction of total gross margin as a percentage of total revenues.

Operating Expenses

The Company’s operating loss has increased to 2,053,055 thousand Won for the year ended December 2009 from loss of 228,105 thousand Won in 2008 and from the loss of 562,346 thousand Won in 2007. The increase in the operating loss in 2009 was due primarily to the increase of operating expenses. Operating expenses as a percentage of total sales increased to 217.3% for the year ended December 31, 2009, as compare to 78.5 % in 2008 and 90.1% in 2007. The increase was mainly attributable to increase in bad debt expenses by 220% to 1,211,829 thousand Won in 2009 from 378,654 thousand Won in 2008.

Research and Development Expenses

Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached. The Company has expensed 283,237 thousand Won, 392,902 thousand Won and 305,307 thousand Won during the years ended December 31, 2009, 2008 and 2007, respectively.

Other Expense(Income)

Other expense was 444,353 thousand Won in 2009, as compared to other income of 401,809 thousand Won in 2008 and other expense 45,317 thousand Won in 2007. This was primarily due to 231,489 thousand Won of interest expense and 148,378 thousand Won of expense on foreign currency translation. For the year ended December 31, 2009, the Korean Won appreciated by approximately 7.8% against the U.S. dollar compared to the exchange rate for the year ended December 31, 2008. This appreciation resulted loss on foreign currency transactions to the Company.

B. LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2009 (1)		2009		2008		2007
	(Korean Won (~~W~~ ) in thousands, and US$)
Net cash used in operating activities	US$ (15,209)	~~W~~ 	(17,698)	~~W~~ 	(282,775)	~~W~~ 	(1,974,975)
Net cash provided by (used in) investing activities	(30,076)		(35,000)		(68,484)		(70,103)
Net cash provided by financing activities	47,608		55,401		250,321		2,146,556
Net increase(decrease) in cash	2,323		2,703		(100,938)		101,478
Cash at beginning of year	2,515		2,927		103,865		2,387
Cash at end of year	4,838		5,630		2,927		103,865

Note:
For the convenience of the reader, the Won amounts are expressed in US$ at the rate of Won 1,163.7 to US$1.00, the exchange rate announced by the Federal Reserve Bank of New York on December 31, 2009.

Net cash used in operating activities was 17,698 thousand Won ($15,209) in 2009, 282,775 thousand Won in 2008 and 1,974,975 thousand Won in 2007. We have not been able to generate positive cash flow from operating activities over the last three years.

Net cash used in investing activities was 35,000 thousand Won ($30,076) in 2009, 68,484 thousand Won in 2008 and 70,103 thousand Won in 2007. The main reason of the negative net cash in investing activities is the increase of the tangible asset acquisitions and the increase of short-term loan..

Net cash provided by financing activities was 55,401 thousand Won ($47,608) in 2009, mainly due to the issuance of short-term and long-term borrowings. We generated positive cash flow from financing activities of 250,321 thousand Won in 2008 and 2,146,556 thousand Won in 2007 reflecting the increase in our capital stock.

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

The Company’s registered patents are summarized in the following table:

TECHNOLOGY DESCRIPTION	REGISTRATION NUMBER	DATE OF REGISTRATION

(PATENTS)
Diagnostic device using the electric features of the human body	KR130791	November – 97
Automatic detection of meridians by probe device	KR210233	April – 99
Pulse formation analysis device	KR0368021	December – 02
Laser beam irradiation device	KR0457964	January – 03
Adipose Resolve Apparatus for Low-Power LASER: Korea	KR0653441	March – 06
Adipose Resolve Apparatus for Low-Power LASER: PCT	PCT – KR20061000694	May – 06
Adipose Resolve Apparatus for Low-Power LASER: Japan	JP4143114	May – 08
Adipose Resolve Apparatus for Low-Power LASER: USA (pending)	US2008114418, US2008119831	May – 08
Adipose Resolve Apparatus for Low-Power LASER: EU (pending)	EP1853190	November – 07
Adipose Resolve Apparatus for Low-Power LASER: Canada (pending)	CA2604112	March – 09
Adipose Resolve Apparatus for Low-Power LASER: China (pending)	CN101115449	January – 08

(DESIGN)
Electrode holder for laser treatment	0302314	June – 02
Electrode for laser treatment	0302315	June – 02

(TRADEMARK)
Lapex	500915	September – 01
Biomeridian	0522196	June – 02
Pulsecare	0538120	December – 02
Mcview	0531965	October – 02

Meridian CI Logo	0685047	November 06
DPA
USA		December - 07
Korea	40-0755763	August – 07
Lapex
USA	3523481	December - 08
EU	006327399	September - 08
Japan	5134672	May - 08
China (pending)	6312375	December - 08

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

REGION	REGULATION	PRODUCTS APPROVED

Korea	KFDA	Meridian-II, ABR-2000, Lapex–BCS (LipoLaser), LAPEX BCS Pro (LAPEX 2000P), DPA (Digital Pulse Analyzer)
China	SDA	Meridian-II, Lapex-2000
Taiwan		LAPEX 2000
U.S.A.	FDA	Meridian-II, Meridian Portable, Lapex-2000, ABR-2000, DPA(Digital Pulse Analyzer), LAPEX BCS
Canada	Health Canada	DPA (Digital Pulse Analyzer), Lapex-2000 LipoLaser
South America	FIP	Meridian-II, Lapex-2000
EU	CE EMC, CE LVD CE MDD	Lapex-BCS, Lapex BCS Pro : CE LVD, CE EMC DPA: CE MDD (CE0123)
International	ISO13485:2003 ISO13485:CMDCAS	Quality Assurance System for DPA and Laser Therapy Device

D. TREND INFORMATION

The operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in Korea and in the Asia Pacific region. The curtailed economic activity in the Company’s traditional markets resulted in a significant decline in the Company’s sales, production and inventory from 2003 to 2005. The Company is actively seeking to expand its sales into new markets, principally North America, Europe and Japan. From 2005, the Company is in transition of its target market, mainly preventive medicine and aesthetic laser market with Lapex BCS and DPA. These two products contributed 78.4% of the total sales revenue in 2009 and 93.8% in 2008. In 2009, the sales portions from North America, Europe and Asia (excluding Korea) were 50.5%, 13.6% and 8.1% of the total revenue of the Company.

E. OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

		Payments due (by period) (Korean Won (~~W~~ ) in thousands)
				Less than						more than
Contractual Obligations		Total		one year		1-3 years		3-5 years		5 years
Long-term accounts payable	~~W~~ 	1,186,391	~~W~~ 	1,182,655	~~W~~ 	3,736	~~W~~ 	-	~~W~~ 	-
Operating lease obligations		206,485		74,674		78,089		36,838		16,884

Long-term debt obligations (1)		4,430,692		2,441,169		1,340,187		649,336		-
Grand total	~~W~~ 	5,823,568	~~W~~ 	3,698,498	~~W~~ 	1,422,012	~~W~~ 	686,174	~~W~~ 	16,884

(1) See Note 11. “Long-Term Borrowings” of consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

See Item 4.C.

B. COMPENSATION

		Salary	Bonus	Accrued Severance
Name & Principal (Position)	Year	(Korean Won	(Korean	Benefits (Korean Won	All Other
		(~~W~~ ))	Won (~~W~~ ))	(~~W~~ ))	Compensation

Myeong, Hyeon-Seong (Director, President, CEO resigned in April 2009)	2009	58,800,000	Nil	74,203,676	Nil

Park, In Beom (Director, President, CEO appointed in November 2009)	2009	50,400,000	Nil	17,500,000	Nil

Soon Woong Jang (Director resigned in April 2009)	2009	Nil	Nil	Nil	Nil

John YC Myung (Director, Secretary, CFO appointed in November 2009)	2009	56,700,000	Nil	9,800,000	Nil

Hyung Kyoon Kim (Director appointed in April 2009)	2009	Nil	Nil	Nil	Nil

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

C. BOARD PRACTICES

Not applicable

D. EMPLOYEES

The Company has 14 employees in the following areas:

Department	Number of Employees

CEO	1
CFO	1
Finance and Accounting	3

Sales and Customer Support	1
Research and Development	3
Technical Support	3
Purchasing	1
Quality Control	1
Total	14

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2009 and June 30, 2010, (a) each of the Company’s directors and officers, and (b) all directors and officers of the Company, as a group:

Name and address of beneficial owner and position with the company	Amount Stock Beneficially Owned as of Dec. 31, 2009	Percentage of Class as of Dec.31,2009	Amount Stock Beneficially Owned as of June 30, 2010	Percentage of Class as of June 30, 2010

Myeong, Hyeong-seong. (President, CEO and Director resigned in April 2009) 201-2101, Hyundai I-Park 2cha APT. 815,Chang-dong, Dobong-gu, Seoul, Korea	971,500 common shares	2.77%	971,500 common shares	2.77%

In Beom Park (Director, President, CEO appointed in November 2009) #603 605, JungSan town, Ilsan-dong, Ilsan-gu, Goyang-city, Gyeonggi-do, Korea	Nil	Nil	Nil	Nil

Soon Woong Jang (Director resigned in April 2009) #122-75 Noranggin dong, Dongjak-gu, Korea,	Nil	Nil	Nil	Nil

John YC Myung (Director, Secretary, CFO appointed in November 2009) 476-2, munhwa-dong, joong-gu, Deajeon-si, Korea	Nil	Nil	Nil	Nil

Hyung Kyoon Kim* (Director appointed in April 2009) Dongil-hivill apt, 2102-802, joong-dong, kiheung-gu, Yongin-si, Gyeonggi-do, Korea	Nil	Nil	Nil	Nil

All officers and Directors as a Group	971,500	2.77%	971,500	2.77%

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

On March 19, 2001, the Company granted stock options to its executive officers, directors and 13 employees to purchase 425,250 common shares at an exercise price of Won 680 per share. The options vested on March 19, 2004 and were exercisable until March 18, 2008. At December 31, 2009 there was no stock option plan outstanding.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2009 and June 30, 2010), by each person known to us to own beneficially more than five percent (5%) of our shares.

Name and address	Amount Stock Beneficially Owned As of Dec. 31 2009	Percentage of Class of Dec.31, 2009	Amount Stock Beneficially Owned as of June 30 2010	Percentage of Class of June 30, 2010	Number of Stock Option Held

The Hong Group of Companies including:
Solbon Venture Investment Co. Ltd. (931,175shares), Cheongdam Spopia 1st, Cheongdam dong, Gangnam-Gu Seoul Korea	3,171,400 common shares	9.04%	3,171,400 common shares	9.04%	Nil
Mok-Won Assets Management Co. Ltd(1,375,000 shares), 2004 Ho, Anam tower 702-10 Yuksam-dong Gangnam-ku, Seoul, Korea
Bio & Medical Research Co. Ltd. (524,425 shares), 702-10 Yuksam-dong, Gangnam-ku, Seoul, Korea
Ki-tae Hong (127,800 shares) Cheongdam Spopia 1st, Cheongdam dong, Gangnam-Gu, Seoul, Korea

Hye-sook Lee (213,000 shares) Cheongdam Spopia 1st, Cheongdam dong, Gangnam-Gu, Seoul, Korea

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

(Korean Won (~~W~~ ) in thousands,)

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

The transactions between the Company and its subsidiary are disclosed in the Note 18 to the consolidated financial statements.

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

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)
Annual Highs and Lows
2008	1.35	0.16
2007	1.54	0.4
2006	0.74	0.11
2005	0.48	0.2

Quarterly Highs and Lows
2009
Fourth Quarter	0.1	0.06
Third Quarter	0.16	0.07
Second Quarter	0.25	0.09
First Quarter	0.3	0.09
2008
Fourth Quarter	0.43	0.16
Third Quarter	0.7	0.26
Second Quarter	1.15	0.65
First Quarter	1.35	0.6

Monthly Highs and Lows

2010
June	0.13	0.07
May	0.16	0.12
April	0.19	0.12
March	0.19	0.13
February	0.18	0.11
January	0.21	0.08

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company is authorized to issue 100,000,000 shares of common stock, each share of common stock having equal rights and preferences, including voting privileges. The Company is not authorized to issue shares of preferred stock. As of December 31, 2009 there were 35,094,156 shares of the Company's stock issued and outstanding. The shares of common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefore; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of the Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

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

Registration of Shareholders and Record Date Computershare Investor Service of Vancouver BC Canada is the Company's sole transfer agent. Computershare Investor Service maintains the register of the Company's shareholders and register of transfers of registered shares traded. For the purpose of determining the holders of the Company's shares entitled to annual dividends, the register of shareholders is closed for a period following December 31 and ending on the close of the ordinary general shareholders' meeting for such fiscal year. The record date for annual dividends is December 31. Further, the Commercial Code and the Company's Articles of Incorporation permit the Company, upon at least two weeks' public notice, to set a record date and/or close the register of shareholders entitled to certain rights pertaining to the Company's shares. The trading of the Company's shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

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

Not applicable

I. SUBSIDIARY INFORMATION

See Note 2 of the Consolidated Financial Statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Disclosure
Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in market rates of interest and foreign exchange. The Company's primary market risk exposures are fluctuations in exchange rates, interest rates and equity prices. The Company is exposed to foreign exchange risk related to export sales denominated in foreign currency. All of the Company's export sales are denominated in U.S. Dollars, regardless of the currencies of the countries/regions in which the purchasers are located. For the year ended December 31, 2009, the Company had an aggregate 1,100,031,236 Won export sales, accounting for 80.1% of the Company's total revenues. The Company has no other significant foreign currency denominated revenue. As a result, changes in the foreign exchange rate between the Won and the Dollar may significantly affect the Company due to the effect of such changes on the amount of payment, denominated in Won, the Company receives from foreign purchasers on the export sales. As of December 31, 2009, all of the Company's liabilities are denominated in Won. Therefore, if the Won depreciates against the Dollar by 10% and all other variables are held constant from their levels for the year ended December 31, 2009, the Company estimates that the payment receivable from its overseas customers will decrease by approximately 196,788,180 thousand Won ($169,106) in 2009. The Company is exposed to interest rate risk due to significant amounts of short-term and long-term debt. Upward fluctuations in interest rates increase the cost of additional debt. However, as of December 31, 2009, the Company had no floating rate borrowings. Currently the Company does not use any derivatives or other financial instruments to mitigate these risks discussed above.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company currently has the default tax payment of 55,293 thousand Won ($47,515) to the federal tax office and the default interest payment of 764,217 thousand Won ($656,713).

Due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2009, Meridian has not paid 1,791,833 thousand Won of principal and 764,217 thousand Won of accrued interest outstanding to financial institutions, and 882,656 thousand Won of accounts payable to various vendors.

The details of the debt restructuring of the Company, which is disclosed in Item 8 and Note 2 to the consolidated financial statements in this report, were reported in the form 6-K filed on March 28, 2004.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures
Our management has evaluated, with the participation of our Chief Executive Officer and Director, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Director concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Director, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)Audit Fees: In the fiscal year 2009, the Company was charged 75,471,651 Won ($60,565) for professional services rendered by its auditors for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for the fiscal year 2009.

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

ITEM 18. FINACIAL STATEMENTS

Meridian Co., Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2009, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Meridian Co., Ltd.

We have audited the accompanying consolidated balance sheets of Meridian Co., Ltd., and subsidiary (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ deficiency, and cash flows for the years ended December 31, 2009, 2008 and 2007. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Meridian Co., Ltd. and subsidiary as of December 31, 2009 and 2008, and the results of their operations and cash flows for the years ended December 31, 2009, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Choi, Kim & Park LLP

Los Angeles, California
July 28, 2010

Meridian Co., Ltd. and Subsidiary
Consolidated Balance Sheets
As of December 31, 2009 and 20010
(in thousands of Korean Won ( ~~W~~ ))

	2009 (in US$)
	(Note 4)
ASSETS	(unaudited)		2009		2008

Current assets :
Cash and cash equivalents (Note 3)	$4,838	~~W~~ 	5,630	~~W~~ 	2,927
Trade accounts receivable - less allowance for doubtful accounts of 1,997,878 (USD 1,716,833) in 2009 and 883,512 in 2008 (Notes 3 and 5)	646,440		752,263		2,278,454
Short-term loans - less allowance for doubtful accounts of 218,485 (USD 187,750) in 2009 and 218,485 in 2008	30,076		35,000		-
Other accounts receivable - less allowance for doubtful accounts of 3,020 (USD 2,595) in 2009 and 3,020 in 2008	41,557		48,360		40,874
Inventories, net (Note 6)	303,089		352,705		491,769
Other current assets	5,880		6,843		46,124

Total current assets	1,031,880		1,200,801		2,860,148

Property, plant and equipment, net (Notes 3 and 7)	51,274		59,668		83,304

Investments and other assets :
Investments (Note 8)	32,123		37,382		40,617
Security deposits	5,032		5,856		109,382
Patents and trademarks, net of amortization (Notes 3 and 9)	323		376		565

Total investments and other assets	37,478		43,614		150,564

TOTAL ASSETS	$1,120,632	~~W~~ 	1,304,083	~~W~~ 	3,094,016

The accompanying notes are an integral part of these Consolidated Financial Statements.

(Continued)
Meridian Co., Ltd. and Subsidiary
Consolidated Balance Sheets
As of December 31, 2009 and 20010
(in thousands of Korean Won ( ~~W~~ ))

	2009 (in US$)
	(Note 4)
LIABILITIES AND DEFICIENCY	(unaudited)		2009		2008

Current liabilities
Accounts payable	$1,857,111	~~W~~ 	2,161,121	~~W~~ 	1,630,050
Current portion of long-term accounts payable (Note 2)	758,491		882,656		891,266
Short-term borrowings (Note 10)	588,210		684,500		655,000
Current portion of long-term borrowings (Note 11)	2,355,563		2,741,169		1,798,833
Accrued expenses	659,131		767,031		617,049
Advanced received	121,385		141,256		188,166
Deferred warranty revenue	21,975		25,573		88,524
Other current liabilities	40,940		47,641		33,122

Total current liabilities	6,402,806		7,450,947		5,902,010

Long-term accounts payable (Note 2)	3,210		3,736		304,024
Long-term borrowings (Note 11)	1,709,652		1,989,523		2,597,347
Accrued severence benefits (Note 12)	128,647		149,707		170,640

Total liabilities	8,244,315		9,593,913		8,974,021

Commitments and contingencies (Note 13)	-		-		-

Deficiency (Note 14)
Meridian Co. shareholders' deficiency
Common stock - par value 100 WON per share; 100 million shares authorized; issued and outstanding 35,094 thousand shares at December 31, 2009 and December 31, 2008	3,015,738		3,509,415		3,509,415
Additional paid-in capital	5,355,766		6,232,505		6,232,505
Accumulated deficit	(15,363,923)		(17,878,998)		(15,617,514)
Accumulated other comprehensive income (loss)	53,226		61,940		(4,411)

Total Meridian Co. shareholders' deficiency	(6,939,193)		(8,075,138)		(5,880,005)

Non-controlling interest	(184,490)		(214,692)		-

Total deficiency	(7,123,683)		(8,289,830)		(5,880,005)

TOTAL LIABILITIES AND DEFICIENCY	$1,120,632	~~W~~ 	1,304,083	~~W~~ 	3,094,016

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiary
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands of Korean Won ( ~~W~~ ), except number of shares)

	2009 (in US$)
	(Note 4)
	(unaudited)		2009		2008		2007

Sales (Notes 3 and 19)	$1,180,184	~~W~~ 	1,373,379	~~W~~ 	3,324,923	~~W~~ 	2,604,541
Cost of sales	379,322		441,416		944,250		819,418
Gross profits	800,862		931,963		2,380,673		1,785,123
Selling, general and administrative expenses	2,321,717		2,701,781		2,215,876		2,042,162
Research and development expenses	243,394		283,237		392,902		305,307
Loss from operations	(1,764,249)		(2,053,055)		(228,105)		(562,346)
Other income (expense) (Note 15)
Interest income	45		52		104		87
Interest expense	(198,925)		(231,489)		(188,350)		(235,760)
Foreign transaction loss	(12,599)		(14,660)		(140)		(10,425)
Income (expense) on foreign currency translation, net	(127,505)		(148,378)		427,512		7,260
Other, net	(42,860)		(49,878)		161,963		193,521
Total other income (expense)	(381,844)		(444,353)		401,089		(45,317)
Income (loss) before provision (benefit) for income taxes	(2,146,093)		(2,497,408)		172,984		(607,663)
Income taxes (Note 16)	-		-		-		-
Net income (loss)	(2,146,093)		(2,497,408)		172,984		(607,663)
Less: Net loss attributable to non-controlling interest	202,736		235,924		-		-

Net Income (loss) attributable to Meridian Co., LTD.	(1,943,357)		(2,261,484)		172,984		(607,663)

Net income (loss) per common share (Note 17)
Basic and diluted	$(0.061)	~~W~~ 	(71)	~~W~~ 	5	~~W~~ 	(19)
Weighted average number of common shares
Basic and diluted	35,094,156		35,094,156		35,033,418		32,553,528

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiary
Consolidated Statement of Changes in Shareholders' Deficiency
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands of Korean Won ( ~~W~~ ))

									Accumulated
	Common Stock Issued				Additional				Other
					Paid-in		Accumulated		Comprehensive		Non-Controlling
	Shares		Amount		Capital		Deficit		Income (Loss)		Interest		Total

Balance at January 1, 2007	31,393,984	~~W~~ 	3,139,398	~~W~~ 	3,929,900	~~W~~ 	(15,182,835)	~~W~~ 	13,962	~~W~~ 	-	~~W~~ 	(8,099,575)

Issuance of common shares	3,610,172		361,017		2,259,783		-		-		-		2,620,800
Net income(loss)					-		(607,663)		-		-		(607,663)
Other comprehensive income:
Foreign translation gain					-		-		1,100		-		1,100
Balance at December 31, 2007	35,004,156	~~W~~ 	3,500,415	~~W~~ 	6,189,683	~~W~~ 	(15,790,498)	~~W~~ 	15,062	~~W~~ 	-	~~W~~ 	(6,085,338)

Issuance of common shares	90,000		9,000		42,822		-		-		-		51,822
Net income (loss)					-		172,984		-		-		172,984
Other comprehensive loss:
Foreign translation loss					-		-		(19,473)		-		(19,473)
Balance at December 31, 2008	35,094,156	~~W~~ 	3,509,415	~~W~~ 	6,232,505	~~W~~ 	(15,617,514)	~~W~~ 	(4,411)	~~W~~ 	-	~~W~~ 	(5,880,005)

Net income (loss)					-		(2,261,484)		-		(235,924)		(2,497,408)
Other comprehensive income:
Foreign translation gain					-		-		66,351		21,232		87,583
Balance at December 31, 2009	35,094,156	~~W~~ 	3,509,415	~~W~~ 	6,232,505	~~W~~ 	(17,878,998)	~~W~~ 	61,940	~~W~~ 	(214,692)	~~W~~ 	(8,289,830)

Balance at December 31, 2008 (in US$) (Note 4)	35,094,156		$3,015,738		$5,355,766		$(13,420,566)		$(3,798)		-		$(5,052,860)

Net income (loss)					-		(1,943,357)		-		(202,736)		(2,146,093)
Other comprehensive income:
Foreign translation gain					-		-		57,024		18,246		75,270
Balance at December 31, 2009	35,094,156		$3,015,738		$5,355,766		$(15,363,923)		$53,226		$(184,490)		$(7,123,683)

The accompanying notes are an integral part of these Consolidated Financial Statements

Meridian Co., Ltd. and Subsidiary
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2009, 2008 and 2007
(in thousands of Korean Won( ~~W~~ ))

	2009 (in US$)
	(Note 4)
	(unaudited)		2009		2008		2007

CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	$(2,146,093)	~~W~~ 	(2,497,408)	~~W~~ 	172,984	~~W~~ 	(607,663)
Adjustments to reconcile net income (loss) from operations to net cash used in operating activities
Depreciation	32,802		38,172		53,325		22,918
Provision for severance benefits	64,950		75,583		74,580		76,955
Bad debt expenses, net (recovery income)	1,041,357		1,211,828		378,653		(39,712)
Amortization of intangible assets	162		189		189		189
Loss on disposal of property, plant and equipment	-		-		-		3,656
Equity in loss(gain) of investee	337		393		712		548
Loss on disposal of inventory	-		-		2,190		-
Gain on forgiveness of debt	-		-		(9,820)		-
Changes in operating assets and liabilities
Decrease (increase) in accounts receivable	341,475		397,375		(1,193,225)		(691,723)
Decrease (increase) in inventory	105,686		122,987		71,251		(178,588)
Decrease (increase) in other current assets	33,755		39,281		(22,230)		(2,554)
Decrease (increase) in security deposits	6,090		7,088
Increase (decrease) in accounts payable - trade	(70,974)		(82,593)		(192,695)		(86,187)
Increase (decrease) in accounts payable - other	609,834		709,664		292,558		(449,945)
Increase (decrease) in other current liabilities	70,913		82,522		86,913		10,480
Increase (decrease) in accrued severence benefits	(66,585)		(77,485)		(16,003)		(32,722)
Other	(38,918)		(45,294)		17,843		(627)
Sub-total	2,130,884		2,479,710		(455,759)		(1,367,312)

Net cash used in operating activities	(15,209)		(17,698)		(282,775)		(1,974,975)

CASH FLOWS FROM INVESTING ACTIVITIES :
Decrease in short-term loans	-		-		10,000		-
Proceeds from sales of property, plant and equipment	-		-		-		10,193
Increase in short-term loans	(30,076)		(35,000)		-		(10,000)
Acquisition of property, plant and equipment	-		-		(78,484)		(70,296)

Net cash used in investing activities	(30,076)		(35,000)		(68,484)		(70,103)

CASH FLOWS FROM FINANCING ACTIVITIES :
Proceeds from issuance of common stocks	-		-		-		2,620,800
Proceeds from short-term borrowings	25,350		29,500		585,000		490,950
Proceeds from long-term borrowings	29,657		34,512		-		-
Payment of long-term accounts payable	(7,399)		(8,611)		-		-
Repayment of short-term borrowings	-		-		(124,609)		(626,556)
Repayment of long-term borrowings	-		-		(210,070)		(338,638)

Net cash provided by financing activities	47,608		55,401		250,321		2,146,556

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,323		2,703		(100,938)		101,478

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,515		2,927		103,865		2,387

CASH AND CASH EQUIVALENTS AT END OF YEAR	$4,838	~~W~~ 	5,630	~~W~~ 	2,927	~~W~~ 	103,865

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$69,863	~~W~~ 	81,300	~~W~~ 	64,221	~~W~~ 	155,137
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES
Accrued severance benefits transferred to other current liability	$16,353	~~W~~ 	19,031	~~W~~ 	5,858	~~W~~ 	4,423
Stock issued in lieu of service fees	$-	~~W~~ 	-	~~W~~ 	51,822	~~W~~ 	-

The accompanying notes are an integral part of these Consolidated Financial Statements

Meridian Co., Ltd. and Subsidiary
Notes to Consolidated Financial Statements

Note 1. Nature of Operation

Meridian Co., Ltd. (“Meridian”), incorporated on April 19, 1994 under the laws of the Republic of Korea ("Korea"), and its subsidiary (hereinafter collectively referred to as the “Company”), are in the business of developing, manufacturing and selling of integrated medical equipment in domestic (Korea) and overseas markets.

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

Note 2. Liquidity and Going Concern

The Company has recorded ~~W~~  2,497,408 net loss in this year. Although the Company had recorded ~~W~~  172,984 net income (or surpluses) in last fiscal year, the Company has an accumulated deficit of ~~W~~  17,878,998 and working capital deficits ~~W~~  6,250,147 of as of December 31, 2009. As of December 31, 2009, the Company’s principal source of liquidity is ~~W~~  5,630 of cash and ~~W~~  752,263 of trade and other accounts receivable. Such conditions raise substantial doubt that the Company will be able to continue as a going concern. These operating results occurred while the Company continues to develop and commercialize new products. These factors have placed a significant strain on the financial resources of the Company. The ability of the Company to overcome these challenges depends on its ability to continue to generate higher revenue, and achieve positive cash flows from continuing operations, profitability and continued sources of debt and equity financing. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties.

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

Aside from the debt restructuring, Meridian had a borrowing from Chohung Bank (Chohung Bank has been merged into Shinhan Bank as of April 1, 2006), which was not included in the original restructuring plan, as the bank did not agreed to the terms. In December 2005, Chohung Bank exercised its security right on the land and building, which had been provided as collaterals by Meridian. The proceeds of ~~W~~  883,308 from the foreclosure, was paid to preemptive other creditors and Chohung Bank. Subsequent to the foreclosure, the original debt restructuring plan was modified to include the outstanding principal of ~~W~~  1,074,455 to Chohung Bank. The repayments under the modified plan were scheduled as follows:

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

In December 2008, Korea Technology Credit Guarantee Fund reduced their original principal from ~~W~~  1,151,884 to ~~W~~  1,142,064. The repayments under the re-modified plan were scheduled as follows:

		2007		2008		2009		2010		2011		2012		2013		Total
Principal	~~W~~ 	493,159	~~W~~ 	649,337	~~W~~ 	649,337	~~W~~ 	649,337	~~W~~ 	649,337	~~W~~ 	649,337	~~W~~ 	649,336	~~W~~ 	4,389,180
Interest		423,601		178,217		162,399		90,907		68,180		45,461		22,727		991,492
Total	~~W~~ 	916,760	~~W~~ 	827,554	~~W~~ 	811,736	~~W~~ 	740,244	~~W~~ 	717,517	~~W~~ 	694,798	~~W~~ 	672,063	~~W~~ 	5,380,672

However, due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2009, Meridian has not paid ~~W~~   1,791,833 of principal and ~~W~~  764,217 of accrued interest outstanding to financial institutions, and ~~W~~  882,656 of accounts payable to various vendors.

The status of the restructuring plan is reported to Chooncheon District Court, Korea every quarter. However, under the restructuring plan (or composition), the Court does not have authorities to dictate or supervise day-to-day financial activities, which is typical for court receivership. Therefore, any additional debt or equity financing could be made with no intervention from the Court.

Meridian carried out an aggressive global marketing in last 2 years with the funds raised in late 2007. Despite of this effort, due to the global financial crisis and the entrance of imitation machines in export market, the company’s performance has stagnated in 2009. However, the Company has a plan for attract new foreign investment that will improve financial structures and reinforce the R&D activity and marketing activity.

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

Revenue from sales of products is recognized when the products are shipped to the customers. Title and the risks and rewards of ownership are transferred or services have been rendered and accepted, and collectability is reasonably assured. For medical equipment, the Company’s sales policy does not allow returns unless the products are defective. The customer’s acceptance is governed by the terms on the contract or arrangement, and any transactions not meeting the predetermined conditions are not recorded as revenue.

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

Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on analysis of individual accounts and past experience of collection. When circumstances indicate that collection of an accounts receivable is doubtful, an allowance and a charge against earnings are recognized. When circumstances indicate that collection of an accounts receivable is not to be realized, the outstanding accounts receivable and the associated allowance are written off.

Concentrations of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, short-term and long-term investments and accounts receivable. The Company places its cash primarily in deposit accounts with reputable financial institutions. The Company's accounts receivable are derived primarily from revenue earned from customers located in the U.S., Canada, Europe, Japan and Korea. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collaterals from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. There were no write offs in the years ended December 31, 2009, and 2008.

In 2009, the Company had two customers that each represented more than 10% of its revenues, one of which represented approximately 47.5% of revenues and the other which represented approximately 11% of revenues. In 2008, the Company had three customers that each represented more than 10% of its revenues, one of which represented 29% and two of which represented approximately 11% of revenues. In 2007, the Company had one customer that represented more than 10% of its revenues, one of which represented 36% and the other which represented approximately 26% of revenues.

At December 31, 2009, the Company had one customer that accounted for 65% of accounts receivable. At December 31, 2008, the Company had three customers that accounted for 78% of accounts receivable.

Value - Added Taxes

Under the Korean Value-Added Tax ("VAT") law, the Company pays a 10% VAT on each purchase of VAT-taxable goods or services("input VAT") and collects VAT from its customers equal to 10% of sales ("output VAT"). The net amount is recorded as prepaid VAT, if the input VAT is greater than the output VAT, or VAT payable if the output VAT is greater than the input VAT.

Inventories

Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling cost. The cost of inventories is determined on the average cost method. The Company reviews the components of inventories on a regular basis for excess or obsolete inventories and makes appropriate adjustments to the value of inventories in the period that such excess or obsolete inventories are identified.

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

No impairment loss was recognized in 2009, 2008 and 2007.

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

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2009, 2008 and 2007, amounted to ~~W~~  4,202, ~~W~~  13,440, and ~~W~~  12,421, respectively.

Research and Development Costs

Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached. The Company has expensed ~~W~~  283,237, ~~W~~  392,902 and ~~W~~  305,307 during the years ended December 31, 2009, 2008 and 2007, respectively.

Advertising Costs

The Company expenses advertising expenses as they are incurred. Advertising expenses for the years ended December 31, 2009, 2008 and 2007 are ~~W~~  10,372, ~~W~~  45,290 and ~~W~~  25,938, respectively.

Fair Value of Financial Instruments

The estimated fair value of amounts reported in the consolidated financial statements have been determined using available market information and valuation methodologies, as applicable. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and all other current assets and liabilities approximate their fair value because of their short term maturities at December 31, 2009 and 2008, unless otherwise stated. The fair value of non-current assets and liabilities approximate their carrying value unless otherwise stated. The fair value of the Company's long-term debt is based on interest rates that would be available to the Company for the issuance of debt with similar terms.

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

Translation of Foreign Currency

The Company applies ASC 830, Foreign Currency Matters, for translating foreign currency into Korean Won in its consolidation of the financial statements. Upon consolidation of the Company’s foreign subsidiary into the Company’s consolidated financial statements, any balances with the subsidiary denominated in the foreign currency are translated at the exchange rate at year end. The financial statements of Meridian America Medicals, Inc. (“MAMI”) have been translated based upon US Dollar as the functional currency. MAMI’s assets and liabilities were translated using the exchange rate at year end and income and expense items were translated at the average exchange rate for the year. The resulting translation adjustment was included in other comprehensive income (loss).

The Company used the exchange rates published by The Korea Financial Telecommunications & Clearings Institute.

Noncontrolling Interest in Consolidated Subsidiary

The Company’s consolidated financial statements include 100% of the assets, liabilities, revenues and expenses of its majority-owned subsidiary over which it has effective control. The ownership interests of the other stockholders are reflected as noncontrolling interests.

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

Stock Option Plan

The Company previously applied the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees,” and related interpretations, in accounting for its fixed stock option plan. As permitted, the Company had previously elected to adopt provisions of ASC 718, “Compensation - Stock Compensation”, for options granted to non-employees who perform services for the Company and the disclosure-only provisions of options granted to employees.

Pursuant to ASC Topic 718, the company measures the cost of employee services received in exchange for an award of stock-based compensation based on the grant-date fair value of the award. The cost is recognized over the requisite service period, except for awards granted to retirement-eligible employees, which are fully expensed by the grant date. No compensation cost is recognized for awards that are subsequently forfeited. However, the Company did not recognize compensation cost related with stock options as the vesting period was completed up prior to 2004 for all outstanding options.

The fair value of stock options granted were estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield and expected volatility of nil for all years, risk-free interest rate of 5.64% to 9% and expected lives of 4 years. The weighted average fair value per stock option granted during 2001 was ~~W~~ 607.

At December 31, 2009 there is no stock option plan outstanding.

Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification (“ASC”) and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. This statement modifies the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB ASC, also known collectively as the “Codification,” is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids, and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. This statement is effective for financial statements for interim and annual reporting periods ending after September 15, 2009. All accounting references have been updated, and therefore SFAS references have been replaced with ASC references.

In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations, which was primarily codified into the Business Combinations Topic, ASC 805. This guidance changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs, and the recognition of changes in the acquirer’s income tax valuation allowance. This guidance is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The adoption of this guidance did not have any impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which was primarily codified into the Consolidations Topic, ASC 810-10-65. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance is effective for fiscal years beginning on or after December 15, 2008. The adoption of this guidance did not have any impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which was primarily codified into the Subsequent Events Topic, ASC 855. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet data but before financial statements are issued. This guidance is effective for interim or annual financial periods ending after June 15, 2009. The adoption of this guidance did not have any impact on the Company’s consolidated financial statements.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosure, or ASU 2009-12. This standard provides additional guidance on using the net asset value per share, provided by an investee, when estimating the fair value of an alternate investment that does not have a readily determinable fair value and enhances the disclosures concerning these investments. Examples of alternate investments, within the scope of this standard, include investments in hedge funds and private equity, real estate, and venture capital partnerships. This standard is effective for interim and annual periods ending after December 15, 2009. The Company does not expect the adoption of this guidance to have any impact on our consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, or ASU 2009-17. The amendments in this update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this update also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. This standard is effective for fiscal years beginning on or after December 15, 2009. The Company does not expect the adoption of this guidance to have any impact on our consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASC Topic 820) — Improving Disclosures About Fair Value Measurements. The amendments in this update require new disclosures about transfers into and out of Levels 1 (fair value determined based on quoted prices in active markets for identical assets and liabilities) and 2 (fair value determined based on significant other observable inputs), and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Except for the detailed Level 3 roll-forward disclosures, the new standard is effective for interim and annual reporting periods beginning after December 31, 2009. The requirement to provide detailed disclosures about the purchases, sales, issuances, and settlements in the roll-forward activity for Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 31, 2010. We do not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on our company’s present or future consolidated financial statements.

Note 4. United States Dollar Amounts

The Company reports its consolidated financial statements in the Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,163.70 Korean Won to one US dollar, which is the noon buying rate of the US Federal Reserve Bank of New York in effect on December 31, 2009. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles either in Korea or the United States of America.

Note 5. Accounts Receivable

Trade and other accounts receivable at December 31 are as follows:

		2009		2008
Trade	~~W~~ 	2,750,141	~~W~~ 	3,161,966
Others		51,380		43,894
		2,801,521		3,205,860
Allowance for doubtful accounts		(2,000,898)		(886,532)
Accounts Receivable, net	~~W~~ 	800,623	~~W~~ 	2,319,328

Note 6. Inventories

Inventories are comprised of the following as of December 31:

		2009		2008
Merchandise	~~W~~ 	71,949	~~W~~ 	212,148
Finished goods		193,680		109,580
Work-in-process		106,098		202,841
Raw material		248,432		354,552
		620,159		879,121
Reserves		(267,454)		(387,352)
	~~W~~ 	352,705	~~W~~ 	491,769

Merchandise consists of medical equipment, medical supplies and electronic equipment purchased and held for resale by the Company. Finished goods are comprised principally of alternative medical equipments manufactured by the Company.

Note 7. Property, Plant and Equipment

Property, plant and equipment are comprised of the following at December 31:

		2009		2008
Machinery	~~W~~ 	55,416	~~W~~ 	55,855
Vehicles		32,769		35,292
Tools		47,900		47,900
Furniture and fixtures		930,281		914,205
		1,066,366		1,053,252
Less accumulated depreciation		(1,006,698)		(969,948)
Property, plant and equipment, net	~~W~~ 	59,668	~~W~~ 	83,304

Depreciation expenses for the years ended December 31, 2009, 2008 and 2007 are ~~W~~  38,172, ~~W~~  53,325 and ~~W~~  22,918, respectively.

Note 8. Equity Method Investment

The Company accounts for its ownership interest in Beijing Meridian Medicals Equipment Co., Ltd. ("Beijing Meridian") under the equity method of accounting and adjusts its investment balance for its share of Beijing Meridian income and losses. Beijing Meridian’s primary business is wholesale and retail of medical equipment in China.

On November 10, 2001, the Company acquired 45% ownership of Beijing Meridian for ~~W~~  76,956 in cash. The changes of ownership percentage occurred in 2002 and 2003 when Beijing Meridian issued additional capital stocks. The ownership percentage was 25% in 2009 and 2008.

The recognized loss on this investment was ~~W~~  393 and ~~W~~  712 in 2009 and 2008, respectively. And the carrying amount of the investment was ~~W~~  37,382 and ~~W~~  40,617 as of December 31, 2009 and 2008, respectively. There have been no factors indicating that a decrease in value of the investment has occurred.

Note 9. Patents and Trademarks

Patents and trademarks are comprised of the following at December 31:

		2009		2008
Acquisition cost	~~W~~ 	5,466	~~W~~ 	5,466
Less accumulated amortization		(5,090)		(4,901)

Intangible assets, net	~~W~~ 	376	~~W~~ 	565

Amortization expenses for the years ended December 31, 2009, 2008 and 2007 are ~~W~~  189, ~~W~~  189 and ~~W~~  189, respectively.

Note 10. Short-Term Borrowings

Short-term borrowings as of December 31 are as follows:

	Annual
Creditor	interest rate		2009		2008

Other (third party individuals)	7 ~8%	~~W~~ 	684,500	~~W~~ 	655,000

Note 11. Long-Term Borrowings

Long-term borrowings as of December 31 are as follows:

	Annual
Creditor	interest rate	Maturity Date		2009		2008

Chohung Bank (Note a)	3.5%	December 31, 2013	~~W~~ 	1,074,455	~~W~~ 	1,074,455
Korea Technology Credit Guarantee Fund	3.5%	December 31, 2013		1,009,160		1,016,160
Korea Exchange Bank	3.5%	December 31, 2013		125,831		125,831
Woori Bank	3.5%	December 31, 2013		361,516		361,516
Small Business Corporation	3.5%	December 31, 2013		276,606		276,606
Shinhan Bank	3.5%	December 31, 2013		41,612		41,612
SMI ABS Specialty Co., Ltd. (Note b)	3.5%	December 31, 2013		1,000,000		1,000,000
Rainbow Specialty Sec Co., Ltd. (Note b)	3.5%	December 31, 2013		500,000		500,000
Shareholder	2%	December 31, 2011		41,512		-

				4,430,692		4,396,180
Less current portion				(2,441,169)		(1,798,833)
			~~W~~ 	1,989,523	~~W~~ 	2,597,347

(Note a) Chohung Bank has been merged into Shinhan Bank as of April 1, 2006.

(Note b) The Company had issued two series of non-guaranteed corporate bonds in 2001. As explained in Note 2, the Company entered into debt restructuring plan including debentures. As a result, two series of debentures were reclassified to long-term borrowings and the maturity date was extended to December 31, 2013 with a reduced interest rate of 3.5% per annum. Details of debentures as of December 31, 2009, are as follows:

			Restructured		Original
		Amount	Interest rate	Maturity	Interest rate	Maturity

1st debentures	~~W~~ 	1,000,000	3.5%	December 31, 2013	12.15%	January 31, 2003

2nd debentures		500,000	3.5%	December 31, 2013	13.92%	August 14, 2004
	~~W~~ 	1,500,000

The repayment schedule for long-term borrowings as of December 31, 2009 is as follows:

Year		Amount
2010	~~W~~ 	2,441,169
2011		690,850
2012		649,337
2013		649,336
	~~W~~ 	4,430,692

Note 12. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2009 and 2008 are summarized as follows:

		2009		2008
Accrued severance benefits at beginning of year	~~W~~ 	194,114	~~W~~ 	135,537
Provision		75,584		74,580
Payments		(77,486)		(16,003)
Transfer to National Pension Fund		(4,063)		(4,063)
		188,149		190,051
Less current portion		(38,442)		(19,411)
Balance at end of year	~~W~~ 	149,707	~~W~~ 	170,640

Note 13. Commitments

The Company leases its manufacturing and office facilities from non-affiliates. Current lease will be expired in October 2011. Thereafter, the management expects to renew its lease agreement on an annual basis. Total rent expense were ~~W~~  135,735, ~~W~~  165,338 and ~~W~~  205,110 for the years ended December 31, 2009, 2008 and 2007, respectively.

Total future minimum lease payments under operating leases are as follows:

Year ending December, 31		Operating Leases
2010	~~W~~ 	74,674
2011		59,670
2012		18,419
2013		18,419
2014 and thereafter		35,303
Total	~~W~~ 	206,485

Note 14. Shareholders’ Deficiency

The Company’s capital stock consists entirely of common stock with a par value of 100 Won and the number of authorized, issued and outstanding shares as of December 31, 2009 and 2008 are as follows:

	2009	2008
Authorized shares	100,000,000	100,000,000
Issued and outstanding shares	35,094,156	35,094,156

In April 2007, the Company raised 517,000 Won from twenty non-U.S. investors for total 933,506 common shares at the price of 554 Won per share and warrants to purchase 133,358 common shares at 950 Won per share. As of December 31 2009, due to the end of exercisable period, those warrants are not effective any more.

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

Note 15. Other income (expense)

The Company classifies income (expense) items not generated from the routine business operation as other, net of other income (expense). Other, net for the years ended December 31, 2009, 2008 and 2007 are ~~W~~  (49,878), ~~W~~  161,963 and ~~W~~  193,521, respectively. The main components of other, net of other income (expense) from the statements of operations and comprehensive income are as follows. For the year ended 2009, the Company classified ~~W~~  (74,302) loss from correction of accounting error as other, net. For the year ended 2008, the Company classified ~~W~~  102,700 refund of service fee as other, net. For the year ended 2007, the Company classified ~~W~~  138,480 sales agency commission as other, net.

Note 16. Income Taxes

The Company adopted ASC Subtopic 740-10-Income Taxes-Overall (FASB Interpretation No. 48), “Accounting for Uncertainty in Income Taxes” which prescribes a recognition threshold and measurement process for recording in the financial statements, uncertain tax positions taken or expected to be taken in a tax return. Under ASC Subtopic 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. ). Management believes that there are no significant unrecognized tax expense (benefits) as of December 31, 2009.

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

Income tax provision from continuing operations for the years ended December 31, 2009 and 2008 are $0.

The provisions for income taxes reconcile to the amount computed by applying effective federal statutory income tax rate to income before provision for income taxes as follows:

	2009		2008
Foreign tax	(15.02%	)	10.96%
Federal tax at statutory tax rate	(13.92%	)	9.55%
State tax, net of valuation allowance	(2.39%	)	2.48%
Nondeductible expenses	0.25%		10.51%
Tax Credits	0.00%		0.00%
AMT	0.00%		0.00%
Expired NOL	19.64%		242.42%
Change of Valuation Allowance	11.44%		(275.92%	)
Income Tax Provision	0.00%		0.00%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets at December 31 consisted of the following:

		2009		2008
Current Deferred Tax Asset (Liabilities)
Foreign currency translation	~~W~~ 	(69,784)	~~W~~ 	(106,878)
Allowance for accounts receivable		152,238		154,277
Non-current Deferred Tax Asset (Liabilities)
Net Operating Losses		3,092,000		2,890,065
Investment		134,624		134,624
Intangible asset		(107,986)		(144,199)
Severance		42,253		43,738

Total Deferred Tax Asset		3,243,345		2,971,627
Less Valuation allowance		(3,243,345)		(2,971,627)
Net, deferred tax asset	~~W~~ 	-	~~W~~ 	-

The significant component of the deferred tax asset (liability) at December 31, 2009 and 2008 resulted from net operating loss carry-forwards in the amount of approximately 11.2 billion Won and 11.4billion Won, respectively.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon factors such as the scheduled reversal of temporary differences and projected future taxable income, management considers the scheduled reversal of deferred income tax assets and liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical and projected taxable income, management believes it is more likely than not that the deferred tax assets will be realized. The valuation allowance increased by 271.7 million Won for the year ended December 31, 2009.

Note 17. Income (loss) Per Share

Income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during the year. Diluted income (loss) per share is computed in a manner consistent with that of basic loss per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

Income (loss) per share for the years ended December 31, 2009, 2008 and 2007 is calculated as follows (in thousands of Korean won, except for per share amount and number of shares):

		2009		2008		2007
Basic earnings per shares
Net income (loss)	~~W~~ 	(2,497,408)	~~W~~ 	172,984	~~W~~ 	(607,663)
Net income (loss) applicable to common shareholders		(2,497,408)		172,984		(607,663)
Weighted average common shares outstanding-basic		35,094,156		35,033,418		32,553,528
Basic earnings per share		(71)		5		(19)

The Company has potentially dilutive common shares as of December 31, 2007, 2005 and 2004, however there were no dilutive effects as of December 31, 2009, 2008 and 2007. Therefore, income (loss) per share is same as the diluted income (loss) per share.

Note 18. Related Party Transactions

Significant account balance with related company as of December 31 are summarized as follows:

Related party	Nature of Relationship	Account balance		2009		2008
Meridian Medical, Inc.	MAMI’s minority shareholder	Account Receivables		1,794,473		2,007,481
Park hee yo	MAMI’s shareholders	Long-term borrowings		41,512		-
			~~W~~ 	1,835,985	~~W~~ 	2,007,481

The Company recognizes bad debt expenses in regard to account receivables. The allowances for doubtful accounts were ~~W~~  135,735 and ~~W~~  205,110 for the years ended December 31, 2009 and 2008, respectively.

Significant transactions with related company for the year ended December 31, 2009, 2008 and 2007 are summarized as follows:

Related party	Transactions		2009		2008		2007
Meridian Medical, Inc.	Sales		652,436		970,343		676,137
	Service fees		313,234		297,112		124,736
		~~W~~ 	965,670	~~W~~ 	1,267,455	~~W~~ 	800,873

In June 2004, the Company entered into an exclusive distribution agreement with Meridian Medical, Inc ("MMI"). Under the agreement, MMI was entitled to an exclusive distribution right in North American Market. On January 2 2009, the Company entered into service agreement with MMI. Based on that agreement, MMI carries out sales, marketing and admin support service on behalf of the Company in US market.

Note 19. Geographic Information

In 2009, the Company operated in one industry segment, the development and manufacturing of alternative medical equipments. The Company's identifiable assets are located in one geographic area, the Republic of Korea (also known as South Korea). Sales revenue is attributable to geographic locations based on the location of the customer, as follows, for the years ended December 31:

		2009		2008		2007
Export
North America	~~W~~ 	693,543	~~W~~ 	1,143,757	~~W~~ 	848,459
Asia		111,835		544,461		1,109,121
Europe		186,687		1,444,010		266,629
Other		107,966		15,615		41,884
		1,100,031		3,147,843		2,266,093

Domestic Sales		273,348		177,080		338,448
	~~W~~ 	1,373,379	~~W~~ 	3,324,923	~~W~~ 	2,604,541

Note 20. Subsequent Events

The Company has evaluated all subsequent events to the balance sheet date of December 31, 2009 through the date that the financial statements were issued on July 28 2010, and has determined that there are no subsequent events that require disclosure under FASB Accounting Standards Codification Topic 855, Subsequent Events.

ITEM 19. EXHIBITS

Exhibit
12.1	Section 302 Certification of the CEO
12.2	Section 302 Certification
13.1	Section 906 Certification of the CEO
13.2	Section 906 Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

     By: /s/In Beom Park
Name: In Beom Park
Title: President, CEO, Director
Date: August 12, 2010