Form 20-F
period 2010-12-31
MERIDIAN CO LTD
filed 2011-08-19
CIK 1135174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(MARK ONE)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Common shares outstanding August 19, 2011: 36,594,156

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
Yes [   ]   No [X]

TABLE OF CONTENTS

References
Currency Translation

References

All references to "Korea" herein are references to The Republic of Korea. All references to "Meridian," the "Company", "we," "us" or "our" herein are references to Meridian Co., Ltd. All references to the "Government" are references to the government of Korea. All references to the "shares" are references to the Company's issued common shares of par value Won 100 (US $0.09 at December 31, 2010).

Currency Translation

In this annual report, references to "Won" or "\" are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won and presented in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006. Solely for the convenience of the reader and to improve clarity, certain items in this annual report were expressed in US$ at specified rates. Those US$ amounts are not audited. All translations from Won to US$ were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2010, which was Won 1,130.60 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See also Item 3, Key Information, Exchange Rates Information, for information regarding the rates of exchange between the Won and the US$. On June 30, 2011 the exchange rate was Won 1,066.3 to US$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT

See Item 4.C.

B. ADVISERS

Not Applicable

C. AUDITORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected consolidated financial and other data set forth below should be read in conjunction with the audited consolidated financial statements of Meridian Co., Ltd. as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006 are derived from the audited consolidated financial statements of Meridian, which have been audited by Choi, Kim and Park LLP, independent accountants

Our consolidated financial statements are compiled in Won and presented in accordance with accounting principles generally accepted in the United States.

Meridian Co., Ltd. and Subsidiaries
Condensed Consolidated Statements of Operations
For the years ended December 31, 2010, 2009, 2008, 2007 and 2006
(Korean Won (\) in thousands, except per share amounts)

	2010(1) (in US$)
	(unaudited)		2010		2009		2008		2007		2006

Sales	$1,184,053	\	1,338,690	\	1,373,379	\	3,324,923	\	2,604,541	\	1,526,828
Cost of sales	621,662		702,851		441,416		944,250		819,418		591,819
Gross profits	562,391		635,839		931,963		2,380,673		1,785,123		935,009
Operating expenses	1,428,707		1,615,296		2,985,018		2,608,778		2,347,469		1,186,416
Loss from operations	(866,316)		(979,457)		(2,053,055)		(228,105)		(562,346)		(251,407)
Other income(expenses)	(383,784)		(433,901)		(444,353)		401,089		(45,317)		(83,600)

Income(Loss) before income taxes	$(1,250,100)	\	(1,413,358)	\	(2,497,408)	\	172,984	\	(607,663)	\	(335,007)
Income taxes	-		-		-		-		-		-
Net income(loss)	(1,250,100)		(1,413,358)		(2,497,408)		172,984		(607,663)		(324,747)

Net income(loss) per common share Basic and diluted	$(0.036)	\	(40)	\	(71)	\	5	\	(19)	\	(10)
Weighted average number of common shares	35,094,156		35,094,156		35,094,156		35,033,418		32,553,528		31,393,984

Condensed Consolidated Balance Sheets
As of December 31, 2010, 2009, 2008, 2007, and 2006
(Korean Won (\) in thousands)

	2010(1) (in US$)
	(unaudited)		2010		2009		2008		2007		2006

Cash and cash equivalents	$6,565	\	7,423	\	5,630	\	2,927	\	103,865	\	2,387
Accounts receivable	114,907		129,915		835,623		2,319,328		1,195,182		453,747
Inventories	119,345		134,932		352,705		491,769		549,798		371,209
Other current assets	40,994		46,348		6,843		46,124		23,893		21,337

Total current assets	281,811		318,618		1,200,801		2,860,148		1,872,738		848,680
Property, plant and equipment, net	14,563		16,466		59,668		83,304		50,565		16,546
Investments and other assets	3,887		4,396		43,614		150,564		132,090		104,792

TOTAL ASSETS	$300,261	\	339,480	\	1,304,083	\	3,094,016	\	2,055,393	\	970,018

Trade accounts payable and current debt	$7,553,788	\	8,540,312	\	7,450,947	\	5,902,010	\	4,457,132	\	5,085,477
Long-term borrowings	1,296,024		1,465,286		2,142,966		3,072,011		3,683,599		3,984,116
Shareholders’ deficiency	(8,549,551)		(9,666,118)		(8,289,830)		(5,880,005)		(6,085,338)		(8,099,575)

TOTAL LIABILITIES AND DEFICIENCY	$300,261	\	339,480	\	1,304,083	\	3,094,016	\	2,055,393	\	970,018

(1) For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,130.6 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on December 31, 2010. This translation should not be construed as a representation that the Won amounts represent, have been or could be converted to US$ at that rate or any other rate.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of a U.S. dollar in Won. No representation is made that the Won or Dollar amounts referred to herein could have been or could be converted into Dollars or Won, as the case may be, at any particular rate, or at all.

	Won per U.S dollar(noon buying rate)
YEAR	Period-End	Average(1)	High	Low
2006	930.0	954.3	1,002.9	913.7
2007	935.8	929.0	950.2	903.2
2008	1,262.0	1,098.7	1,507.9	935.2
2009	1,163.7	1,274.6	1,570.1	1,149.0
2010	1,130.6	1,155.7	1,253.2	1,104.0
2011
January	1,119.1	1,118.9	1,128.1	1,111.0
February	1,123.7	1,117.4	1,130.6	1,100.9
March	1,097.3	1,119.3	1,135.6	1,097.3
April	1,068.4	1,083.2	1,091.8	1,068.4
May	1,078.0	1,084.4	1,101.6	1,065.5
June	1,066.3	1,080.5	1,091.2	1,066.3

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

Aside from the debt restructuring, Meridian had a borrowing from Chohung Bank (Chohung Bank has been merged into Shinhan Bank as of April 1, 2006), which was not included in the original restructuring plan, as the bank did not agree to the terms. In December 2005, Chohung Bank exercised its security right on the land and building, which had been provided as collaterals by Meridian. The proceeds of 883,308 thousand Won from the foreclosure, was paid to preemptive other creditors and Chohung Bank. Subsequent to the foreclosure, the original debt restructuring plan was modified to include the outstanding principal of 1,074,455 thousand Won to Chohung Bank.

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

In December 2008, Korea Technology Credit Guarantee Fund reduced their original principal from 1,151,884 thousand Won to 1,142,064 thousand Won. The repayments under the re-modified plan were scheduled as follows:

(in thousand)
		2007		2008		2009		2010		2011		2012		2013		Total
Principal	\	462,656	\	649,082	\	\ 649,082	\	649,082	\	649,082	\	649,082	\	649,081	\	4,357,147
Interest		447,346		158,465		162,399		150,251		68,180		45,461		22,727		1,054,829
Total	\	910,002	\	\ 807,547	\	811,481	\	799,333	\	717,262	\	694,543	\	671,808	\	5,411,976

However, due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2010, Meridian has not paid 2,409,902 thousand Won of principal and 918,461 thousand Won of accrued interest outstanding to financial institutions, and 863,102 thousand Won of accounts payable to various vendors.

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

In January 2011, the Company raised US$150,000 from one U.S. investor for 1,500,000 common shares at the price of US$0.10 per share.

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

For the year ended December 31, 2010, the Company had a net loss of 1,413,358 thousand won ($1,250,100) and an accumulated deficit of 19,121,226 thousand won ($16,912,461). The extent of future losses will depend, in part, on growth in revenues from the Company's products. The Company expects that operating costs will increase during the next several years, especially in the areas of sales and marketing, product development and general and administrative expenses as it pursues its business strategy. Thus, the Company will need to generate revenues faster than the rate of growth in costs to achieve profitability. To the extent that increases in its operating expenses precede or are not subsequently followed by corresponding increases in revenues, or if it is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There is no assurance that the Company will sustain profitability or that its operating losses will not increase in the future.

The Company operates in a highly competitive industry and competes against many large companies.

Increased competition in the medical device manufacturing industry in our markets from existing and potential competitors could make it difficult for us to retain existing customers and attract new customers. Many of our competitors have significantly greater financial, marketing and development resources than we have. As a result, we may not be able to devote adequate resources to develop new product. The risk to the Company's markets could impair the Company's growth and have a negative effect on the Company's business.

The Company may need to upgrade products and develop new technologies to succeed in product life cycles.

Continued participation by the Company in its market may require the investment of the Company's resources in upgrading of its products and technology for the Company to compete and meet regulatory and statutory standards. There can be no assurance that such resources will be available to the Company or that the pace of product and technology development established by management will be appropriate to the competitive requirements of the marketplace. The Company's success will depend on a substantial degree on its ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends.

There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors.

The Company currently depends on a limited number of domestic suppliers to manufacture certain key components and these manufacturers may not be able to satisfy requirements and could cause potential revenues to decline.

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

Any significant deterioration in the general economic conditions would have an adverse effect on the Company's business, results of operations and financial condition. The success of the Company's operations depends on a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions (and perceptions of such conditions by consumers) affecting disposable consumer income such as employment, wages, salaries, business conditions, interest rates, availability of credit and taxation for the economy as a whole and in regional and local markets where the Company operates. There can be no assurance that consumer spending will not be adversely affected by general economic conditions, which could negatively impact the Company's results of operations and financial conditions. Any significant deterioration in general economic conditions or increases in interest rates may inhibit consumers' use of credit and cause a material adverse effect on the Company's revenues and profitability. Any significant deterioration in general economic conditions that adversely affect these companies could also have a material adverse effect on the Company's business, results of operations and financial condition.

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

The Company's accounts receivable are derived primarily from revenue earned from customers located in the U.S. and Korea. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collaterals from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. There was 522,823 thousand won write-off in the year ended December 31, 2010 and was no write-off in 2009.

In 2010, the Company had one customer represented approximately 55.8% of revenues. In 2009, the Company had two customers that each represented more than 10% of its revenues, one of which represented approximately 47.5% of revenues and the other which represented approximately 11% of revenues. In 2008, the Company had three customers that each represented more than 10% of its revenues, one of which represented 29% and two of which represented approximately 11% of revenues.

At December 31, 2010, the Company had one customer that accounted for 77% of accounts receivable. At December 31, 2009, the Company had one customer that accounted for 65% of accounts receivable.

Expansion of the Company’s operations abroad is important to its long-term successes, but its limited experience in the operation outside of Korea increases the risk that the performance in oversea markets would not be successful with the large expenditure for various license acquisition fees and marketing cost.

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

In April 2007, Meridian expanded its business in the European market by signing a distribution agreement with Laser Lipo based in the U.K. Meridian has 7 regional distributors in Europe and achieved 1,444,010 thousand Won in 2008. Since then, the Company’ revenue in Europe market was 186,687 thousand Won and 327,126 thousand Won for the year ended 2009 and 2010, respectively.

In 2009, Meridian has entered into new markets, such as Portugal, Bulgaria, Albania in EU and South Africa, Egypt, Kuwait for the diversification of revenue. The revenue from new markets accounted to 136,369 thousand Won and 44,993 thousand Won for the year ended 2009 and 2010, respectively.

In 2010, the aggressive marketing and sales channel development for North America and Europe market has increased the amount of two region’s revenue, respectively 855,509 thousand Won and 327,126 thousand Won, occupying 88.3% of the Company’s total revenue. Especially, North American market has increased 23%, compared to last year. In Europe, the Company has begun selling LAPEX BCS Pro in France and Turkey.

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
Single body design

Structure:
Main body - CART in exclusive use PC:
P-233MHz CPU, 32MB MEMORY, 6.4GB HDD
WINDOWS 98 OS, 40X CD-ROM, AGP 4MB VGA

Revenue by Geographic Market

Sales revenue is attributable to geographic locations based on the location of the customer, as follows:

(Korean Won (\) in thousands)

		2010		2009		2008
Export
North America	\	855,509	\	693,543	\	1,143,757
Asia		49,220		111,835		544,461
Europe		327,126		186,687		1,444,010
Other		44,993		107,966		15,615
		1,276,848		1,100,031		3,147,843

Domestic Sales		61,842		273,348		177,080
	\	1 338 690	\	1,373,379	\	3 324 923

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

Size of Industry

World Medical Device Market

The demand for medical devices is influenced by an increasing patient population and the focus on health care cost containment and preventative therapies. Medical devices include a broad range of surgical devices and equipment used in cardiovascular, orthopedics, respiratory, ophthalmic, neurology, urinary, disposable, infection and more. The world medical device industry is expected to grow at a compound annual growth rate of 4.0 percent between 2010 and 2015.

World Medical Device Market size (US $ M), 2010-2015

	2010	2011	2012	2013	2014	2015	CAGR(’10 ~ ’15, %)
Market size	245,633	256,253	270,349	284,126	298,079	310,835	4.0

Source: Espicom, The World Medical Markets Forecasts to 2015, 2010

The global market for medical equipment and supplies is valued at US $ 254.6 billion in 2010. The CAGR for the 2006-2010 periods is 5.3%, although this masks the major reduction in growth which has occurred in 2009 and 2010. Many markets which experienced very rapid growth in the years prior to 2009 have experienced a fall due to reduced spending, exchange rate movements or a combination of both. Market growth is expected to resume in 2011 and beyond, although it will not be as rapid as before the global economic downturn. Espicom projects that the total market will rise to US$310.9 billion by 2015, equal to US$54 per capita. Some of the best prospects for growth will be in the developing markets of Asia, Latin America and Central Europe, while traditional Western markets represent more steady performers. The USA is the world largest market, valued at US$94.9 billion in 2010, equal to 38.6% of the global total. Japan is the second largest, with US$23.9 billion (9.7%), and Germany third with US$18.9 billion (7.7%) . All three count among the world richest markets, although Switzerland and the Scandinavian countries generally outperform them in terms of per capita spending. The value of the four BRIC markets (Brazil, Russia, India and China) amounted to US$18.1 billion in 2010, equal to 7.4% of the world total. The value of the Chinese and Russian markets in particular have grown strongly in recent years, and China is set to further climb the rankings. While Chinese per capita spending remains very low, the market is the 7th largest in the world in 2010 and is set to become the fourth largest by 2015.

Cardiovascular Device Market (U.S.)

According to US Medical Device Industry Outlook, released by Frost & Sullivan, the total revenue generated from medical device market in the U.S. was close to $83 billion in 2006. The revenue in the U.S. medical device market is expected to grow average 11.7% annually until 2011. The revenue from cardiovascular devices was the highest, $21.3 billion with the expected annual growth rate at 7.6% until 2013, the cardiovascular device industry is expected to be remaining the biggest industry in the U.S. medical device market for next several years. The total cardiovascular device market in the U.S. is forecasted to reach $35.6 billion by way of revenues by 2013.

Medical Laser Market (Global)

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

Direct-energy Based Medical Devices Market (U.S)

Aesthetic laser applications for cellulite reduction require ongoing follow-up maintenance procedures, resulting in recurring revenue source. It is estimated that 80% of adult women have cellulite in U.S. Revenue from body shaping procedures is forecasted to grow to $61.4 million in 2012. A recent 2008 survey conducted by the ASDS reported that consumers are electing minimally invasive treatments to boost their appearance and be more competitive in workplace. (US Direct-energy Based Medical Devices Market – Aesthetic; Cardiovascular; Gynecology; Orthopedics; Urology. Frost & Sullivan, March, 2011)

Body Contouring Device Market (U.S)

Body Contouring Devices market is composed of Cellulite Reduction Device, Fat Reduction Device and Skin Tightening Device mainly. By 2012, Body Contouring Device market in the United States will be expanded because of the increases of SPA facilities and the increasing demands for patients who are interested in invasive and non invasive treatments. Cellulite removal treatment and skin tightening is used in Plastic Surgery and cosmetic skin medical area also and this makes it possible the body contouring markets continuously increase. Especially the combination of the traditional fat reduction and laser skin tightening will effects on the growth of the body contouring device market.

Medical Device (MD) Resource: Body Contouring Device Market, by Indication, US (US $), 2006-2012

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

Source: Millennium Research Group

C. ORGANIZATIONAL STRUCTURE

Meridian Co., Ltd. was incorporated under the laws of Korea on April 19, 1994 as a private company. The Company operates corporate head office and manufacturing plant are located at 4F, 196-35, Anyang-Dong, Manan-Gu, Anyang-Si, Gyeonggi-Do, Korea 430-857.

As of December 31, 2010, the Company had one subsidiary. The acquisition dates and Meridian Co., Ltd.'s ownership percentages of its consolidated subsidiaries as at December 31, 2010, 2009 and 2008 are as follows:

			Acquisition	Percentage ownership at December 31,
Subsidiary	Country of Incorporation	Primary Business	Date	2010	2009	2008
Meridian America Medicals, Inc.	USA	Wholesale and retail of medical equipment	March 4, 2002	75.76%	75.76%	75.76%
Meitian Co., Ltd	Korea	"	September 29, 2005	Dissolved	Dissolved	100.00%

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

On September 29, 2005, Meridian acquired 100% ownership of Rapha & Health Co., Ltd. for 50 million Won in cash to systemize its sales process in domestic (Korea) market. On June 7, 2006, Rapha & Health Co., Ltd. changed its name to Meitian Co., Ltd. However, Meitian Co., Ltd. ceased its operation in April 2008, so that Meridian could concentrate its resources on the overseas markets.

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

JOHN Y.C. MYUNG, (Secretary, CFO and Director resigned in March 2011)

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

HYUNG KYOON KIM, (Director resigned in March 2011)

Mr. Kim graduated from Seoul National University a degree in Anthropology in 1989. From 1995 to 2007 he was the manager of the Security Trading department of Daewoo Securities. In April 2006, he was appointed a Director of Meridian.

HYEON-SEONG MYEONG, Secretary, CFO and Director (appointed in March 2011)

Mr. Myeong graduated from the Seoul National University in 1982 with a degree in Electronic Engineering. From 1983 to 1988 he was Section Chief of Research Center for the GoldStar (LG Electronics) Company. From 1990 to 1991 Mr. Myeong was Division Chief of Research for Medison Co. Ltd., a large Korean medical device company. From 1992 to 1993 he was the Chief of the International Technical Coordination and the Vice President of a Joint Corporation with Russia (Ultramed) as a director of Medison Co., Ltd. Since the Company's founding until October 2009, Mr. Myeong had been the President and CEO of the Company and was the founder of the Company. In March 2011, Mr Myeong appointed Secretary and CFO and Director.

J. RICHARD LANDRETH, Director (appointed in March 2011)

Mr. J. Richard Landreth graduated from the Guiford College with a degree in Administrative Science-Management. From 1969 to 1986 worked in Flakt Products as a master scheduler. From 1987 to 2000 he worked in the manufacturing department of Grass America. From 2001 to present he served as office manager in Salvage Discount Inc. In March 2011, Mr J. Richard appointed Director.

D. PROPERTY, PLANT AND EQUIPMENT

The Company relocated its factory from Kangwon Province to Seoul in November 2005. The previous factory in Kangwon Province (687-6, Sangohan-Ri, Hongchun-Eup, Hongchun-Kun, Kangwon-Do, Korea) was disposed to repay its debts to pre-emptive creditors and Chohung Bank.

The Company signed the lease contract for its current office and factory at 4F, 196-35, Anyang-Dong, Manan-Gu, Anyang-Si, Gyeonggi-Do, Korea in October 2009. The Company's products are assembled from purchased and manufactured components at its factory. Virtually all of the components making up the Company's products are readily available from domestic suppliers. Some of the components have been designed by the Company and/or are custom manufactured to its specifications.

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

A. OPERATING RESULTS

Revenue

The following table sets forth, for the periods indicated, our consolidated revenue by product:

(Korean Won (\) in thousands)
	For the year ended Dec. 31, 2010		For the year ended Dec. 31, 2009		For the year ended Dec. 31, 2008
Product	Revenues	Revenues % to total	Revenues	Revenues % to total	Revenues	Revenues % to total

Lapex BCS	934,675	69.8%	909,583	66.2%	2,859,231	86.0%
DPA	165,229	12.4%	167,071	12.2%	258,982	7.8%
Others	238,786	17.8%	296,725	21.6%	206,710	6.2%
Total	1,338,690	100.0%	1,373,379	100.0%	3,324,923	100.0%

The following table sets forth, for the periods indicated, our consolidated revenue by market:

(Korean Won (\) in thousands)
		2010			2009			2008
Regions		Revenue	% to revenue		Revenue	% to revenue		Revenue	% to revenue

North America	\	855,509	63.9	\	693,543	50.5	\	1,143,757	34.4
Asia
Japan		22,787			-			436,108
Taiwan		24,768			111,835			107,788
Others		1,665			-			565
Total in Asia		49,220	3.7		111,835	8.1		544,461	16.4
Europe
UK		74,941			13,267			842,959
Sweden		93,469			103,784			28,864
France		116,530			-			172,504
Others		42,186			69,636			399,683
Total in Europe		327,126	24.4		186,687	13.6		1,444,010	43.4
Other regions		44,993	3.4		107,966	7.9		15,615	0.5

International
Sales		1,276,848	95.4		1,100,031	80.1		3,147,843	94.7
Domestic Sales		61,842	4.6		273,348	19.9		177,080	5.3
Total	\	1,338,690	100	\	1,373,379	100	\	3,324,923	100

The following table sets forth, for the periods indicated, financial data as percentage of total revenues by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales For the year ended
	December 31,
	2010	2009	2008
Sales	100	100	100
Cost of sales	52.5	32.1	28.4
Gross profits	47.5	67.9	71.6
Operating expenses	120.7	217.3	78.5
Loss from operations	(73.2)	(149.4)	(6.9)
Other income (expenses)	(32.4)	(32.4)	12.1
Minority interest	-	-	-
Income (loss) before income taxes	(105.6)	(181.8)	5.2
Income taxes	-	-	-
Net income (loss)	(105.6)	(181.8)	5.2

Sales Revenue

The sales revenue of the Company for the year ended December 31, 2010 decreased by 2.53% to 1,338,690 thousand Won from 1,373,379 thousand Won for the year ended December 31, 2009. The slight decreases in the sales revenue during the year ended December 31, 2010 and 2009 were mainly attributable to:

-

In 2010, due to the aggressive marketing and sales channel development for the North American market and European market, the Company’s sales volume increased by 23%, 75%, respectively (855,509 thousand Won, 327,126 thousand Won in 2010) compared to for the year ended 2009. In North America market, the sales in Canada decreased, but strong sales in U.S. market increased the total sales in North America market. In European market, the successful launching of the LAPEX BCS Pro in France led the increase of sales.

-

However, the Company couldn’t attain the good performance in Asia (including Korea), the Middle East, and Africa. In those markets, the sales volume decreased from 493,150 thousand Won for the year ended 2009 to 156,055 thousand Won for the year ended 2010. As results, the total sales volume decreased slightly.

-	On the other hand, unit sales quantity of the Company was increased by 43% compared to 2009, but the selling price that is declined by 30% affected the Company’s sales revenue.

Gross Profits & Gross Margin

In 2010, the increase in manufacturing cost caused by rising raw material cost resulted in the decrease of gross profit. The manufacturing cost of 2010 was 702,851 thousand won, compared to 441,416 thousand won in 2009. The Company intended to differentiate its product from competitors’ products, especially for the LAPEX BCS and BCS Pro products. The differentiation strategy and changes in the specification of the products need more sophisticated and high-performance parts. In addition, some parts of the supply price rises were the other causes of increase in manufacturing cost. In 2011, the Company is trying to find out competitive new vendors for diversifying the suppliers for the decreasing in the price of raw materials.

Operating Expenses

The Company’s operating loss has decreased to 979,457 thousand Won for the year ended December 2010 from loss of 2,053,055 thousand Won in 2009 and from the loss of 228,105 thousand Won in 2008. The decrease in the operating loss in 2010 was primarily due to the decrease of operating expenses. Operating expenses as a percentage of total sales was to 120.7% for the year ended December 31, 2010, as compared to 217.3% in 2009 and 78.5% in 2008. The decrease compare to 2009 was mainly attributable to decrease in salary cost by 52% to 262,625 thousand Won in 2010 from 550,253 thousand Won in 2009 and decrease in bad debt expenses by 50.5% to 614,137 thousand Won in 2010 from 1,240,146 thousand Won in 2009.

Research and Development Expenses

Research and development expenses consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached. The Company has expensed 170,506 thousand Won, 283,237 thousand Won and 392,902 thousand Won as research and development expenses during the years ended December 31, 2010, 2009 and 2008, respectively.

Other Expense(Income)

Other expense was 433,901 thousand Won in 2010, as compared to other expense of 444,353 thousand Won in 2009 and other expense 401,809 thousand Won in 2008. This was primarily due to 230,784 thousand Won of interest expense and 54,606 thousand Won of loss on disposal of inventory. For the year ended December 31, 2010, the Korean Won appreciated by approximately 2.5% against the U.S. dollar compared to the exchange rate for the year ended December 31, 2009. This appreciation resulted loss on foreign currency transactions to the Company.

B. LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2010(1)	2010	2009	2008
	(Korean Won (\) in thousands, and US$)

Net cash provided by (used in) operating activities	US$ 89,181	\ 100,829	\ (17,698)	\ (282,775)
Net cash provided by (used in) investing activities	10,670	12,064	(35,000)	(68,484)
Net cash provided by (used in) financing activities	(98,265)	(111,100)	55,401	250,321
Net increase(decrease) in cash	1,586	1,793	2,703	(100,938)
Cash at beginning of year	4,979	5,630	2,927	103,865
Cash at end of year	6,565	7,423	5,630	2,927

Note:

For the convenience of the reader, the Won amounts are expressed in US$ at the rate of Won 1,130.6 to US$1.00, the exchange rate announced by the Federal Reserve Bank of New York on December 31, 2010.

Net cash provided by (used in) operating activities was 100,829 thousand Won ($89,181) in 2010, (17,698) thousand Won in 2009 and (282,775) thousand Won in 2008. The main reason of the positive net cash provided in operating activities is from the bad debt expenses and decrease in operation assets and increase of operation liabilities.

Net cash provided by (used in) investing activities was 12,064 thousand Won ($10,970) in 2010, (35,000) thousand Won in 2009 and (68,484) thousand Won in 2008. The main reason of the positive net cash from investing activities is the disposal of tangible asset for the year ended 2010. The main reason of the negative net cash in investing activities for the year ended 2009 and 2008 was the increase of the tangible asset acquisitions and the increase of short-term loan.

Net cash used in financing activities was 111,100 thousand Won ($98,265) in 2010, mainly due to the repayment of short-term and long-term borrowings. We generated positive cash flow from financing activities of 55,401 thousand Won in 2009 and 250,321 thousand Won in 2008 reflecting the increase in our short-term borrowing.

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

Proprietary Technology and Other Intellectual Properties

The Company has 5 registered and pending patents, 2 design rights and 7 trademarks at the Korea and Japan Industrial Property Office. The Company also has 1 pending patent under the Patent Cooperation Treaty at China. The Company believes that Korean intellectual property laws and regulations afford owners of intellectual property protections similar to those enjoyed by owners of intellectual property in the United States. Korean intellectual property laws were amended at the end of 1995 to harmonize them with the Trade-Related Aspects of Intellectual Property Rights Agreement.

The Company’s registered patents are summarized in the following table:

TECHNOLOGY DESCRIPTION	REGISTRATION	DATE OF REGISTRATION
	OR PUBLICATION NUMBER	OR PUBLICATION
(PATENTS)
Diagnostic device using the electric features of the human body	KR130791	November – 97
Automatic detection of meridians by probe device	KR210233	April – 99
Pulse formation analysis device	KR0368021	December – 02
Laser beam irradiation device	KR0457964	November – 04
Adipose Resolve Apparatus for Low-Power LASER: Korea	KR0653441	November – 06
Adipose Resolve Apparatus for Low-Power LASER: PCT	PCT – KR20061000694 WO 2006/093384 A1	September – 06

Adipose Resolve Apparatus for Low-Power LASER: Japan	JP4143114	June – 08
Adipose Resolve Apparatus for Low-Power LASER: China (pending)	Pub.#: CN101115449	January – 08

(DESIGN)
Electrode holder for laser treatment	0302314	June – 02
Electrode for laser treatment	0302315	June – 02

(TRADEMARK)
Lapex	0500915	September – 01
Biomeridian	0522196	June – 02
Pulsecare	0538120	December – 02
Mcview	0531965	October – 02
Meridian CI Logo	0685047	November – 06
DPA
USA	3658804	July – 09
Korea	40-0755763	August – 08
Lapex
USA	3523481	December - 08
EU	006327399	September - 08
Japan	5134672	May – 08
China	6312375	February - 10

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

Regulatory Restrictions

Use of the Company’s products internationally is subject to various government regulatory requirements on a country-by-country basis. Europe, the U.S., Canada, Taiwan, South Africa and China each have their own product certification systems. As a result, this has slowed the process for the Company to expand in the world market. Even if there are no technical difficulties, its products are directly involved with human life, and require that the Company obtain government approval of clinical safety for the products through various analysis and testing procedures. The table below includes all the regions in the world where Meridian’s products have been approved for sale.

REGION	REGULATION	PRODUCTS APPROVED

Korea	KFDA	Meridian-II, ABR-2000, Lapex–BCS (LipoLaser), LAPEX BCS Pro (LAPEX 2000P), DPA (Digital Pulse Analyzer)
China	SDA	Meridian-II, Lapex-2000
Taiwan	Taiwan Department of Health	LAPEX 2000
U.S.A.	FDA	Meridian-II, Meridian Portable, Lapex-2000, ABR-2000, DPA(Digital Pulse Analyzer), LAPEX BCS, Lucia (LAPEX BCS Pro)
Canada	Health Canada	DPA (Digital Pulse Analyzer), Lapex-2000 LipoLaser
South America	FIP	Meridian-II, Lapex-2000
South Africa	South African Department of Health	LAPEX BCS and BCS Pro
EU	CE EMC, CE LVD CE MDD	Lapex-BCS, Lapex BCS Pro : CE LVD, CE EMC DPA, LAPEX BCS and Pro: CE MDD (CE0123)
International	ISO13485:2003 ISO13485:CMDCAS	Quality Assurance System for DPA and Laser Therapy Device

D. TREND INFORMATION

The operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general unstable global economic conditions, especially U.S and Europe region. The curtailed economic activity in the Company’s traditional markets resulted in a significant decline in the Company’s sales, production and inventory from 2009 to 2010. The Company is actively seeking to expand its sales into North America, Europe and the Company is in transition of its target market, mainly preventive medicine and aesthetic laser market with Lapex BCS and DPA. These two products contributed 82.2% of the total sales revenue in 2010 and 78.4% in 2009. In 2010, the sales portions from North America, Europe and Asia (excluding Korea) were 63.9%, 24.4% and 3.7% of the total revenue of the Company.

E. OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

		Payments due (by period) (Korean Won (\) in thousands)
				Less than						more than
Contractual Obligations		Total		one year		1-3 years		3-5 years		5 years
Long-term accounts payable	\	863,102	\	863,102	\	-	\	-	\	-
Operating lease obligations		50,000		50,000		-		-		-

Long-term debt obligations (1)		4,642,146		3,343,983		1,298,163		-		-
Grand total	\	5,555,248	\	4,257,085	\	1,298,163	\	-	\	-

(1) See Note 11. “Long-Term Borrowings” of consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

See Item 4.C.

B. COMPENSATION

		Salary	Bonus	Accrued Severance
Name & Principal (Position)	Year	(Korean Won	(Korean Won	Benefits (Korean Won	All Other
		(\))	(\))	(\))	Compensation

Park, In Beom (Director, President, CEO appointed in November 2009)	2010	50,400,000	Nil	21,700,000	Nil

John Y.C. Myung (Director, Secretary, CFO resigned in March 2011)	2010	54,799,630	Nil	11,552,740	Nil

Hyung Kyoon Kim (Director resigned in March 2011)	2010	Nil	Nil	Nil	Nil

Myeong, Hyeon-Seong (Director, Secretary, CFO appointed in March 2011)	2010	58,800,000	Nil	79,103,676	Nil

J, Richard Landreth (Director appointed in March 2011)	2010	Nil	Nil	Nil	Nil

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

C. BOARD PRACTICES

Not applicable

D. EMPLOYEES

The Company has 14 employees in the following areas:

Department	Number of Employees

CEO	1
CFO	1
Finance and Accounting	3
Sales and Customer Support	1
Research and Development	3
Technical Support	2
Purchasing	1
Quality Control	2
Total	14

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2010 and June 30, 2011, (a) each of the Company’s directors and officers, and (b) all directors and officers of the Company, as a group:

Name and address of beneficial owner	Amount Stock	Percentage of	Amount Stock	Percentage of
	Beneficially		Beneficially
and position with the company	Owned as of Dec. 31,	Class as of	Owned as of June	Class as of June 30,
	2010	Dec.31,2010	30, 2011	2011

In Beom Park (Director, President, CEO appointed in November 2009) #909-202, JungSan Maeul 9 Danji Apt, Jungsan-dong, Ilsandong-gu, Goyang-si, Gyeonggi-do, Korea	Nil	Nil	Nil	Nil

John Y.C. Myung (Director, Secretary, CFO resinged in March 2011) 476-2, munhwa-dong, joong-gu, Deajeon-si, Korea	Nil	Nil	Nil	Nil

Hyung Kyoon Kim (Director resinged in March 2011) Dongil-hivill apt, 2102-802, joong-dong, kiheung-gu, Yongin-si, Gyeonggi-do, Korea	Nil	Nil	Nil	Nil

Hyeong Seong Myeong (Director, Secretary, CFO appointed in March 2011) 201-2101, Hyundai I-Park 2cha APT. 815,Chang-dong, Dobong-gu, Seoul, Korea	971,500 common shares	2.77%	971,500 common shares	2.65%

J. Richard Landreth (Director appointed in March 2011) 4307 Kernersville Road, Kernersville, N.C. 27284, USA	Nil	Nil	Nil	Nil

All officers and Directors as a Group	971,500	2.77%	971,500	2.65%

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

On March 19, 2001, the Company granted stock options to its executive officers, directors and 13 employees to purchase 425,250 common shares at an exercise price of Won 680 per share. The options vested on March 19, 2004 and were exercisable until March 18, 2008. At December 31, 2010 there was no stock option plan outstanding.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2010 and June 30, 2011), by each person known to us to own beneficially more than five percent (5%) of our shares.

Name and address	Amount Stock	Percentage	Amount Stock	Percentage of	Number of Stock
		of Class		Class	Option
	Beneficially Owned	of Dec.31,	Beneficially Owned as of	of June 30,	Held
	As of Dec. 31 2010	2010	June 30 2011	2011

The Hong Group of Companies including:	3,171,400 common shares	9.04%	3,171,400 common shares	8.67%	Nil
Solbon Venture Investment Co. Ltd. (931,175 shares),
Cheongdam Spopia 1st, Cheongdam dong,
Gangnam-Gu Seoul Korea
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

(Korean Won (\) in thousands,)

				Korean Commercial
		SEC		Registration Office
Number of outstanding shares		35,094,156		19,421,182
Capital Stock	\	3,509,415	\	1,942,118

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

C.    Interests of experts and counsel

There is no material interest of experts and counsel with the Company.

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

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)
Annual Highs and Lows
2009	0.3	0.06
2008	1.35	0.16
2007	1.54	0.4
2006	0.74	0.11

Quarterly Highs and Lows
2010
Fourth Quarter	0.15	0.02
Third Quarter	0.17	0.05
Second Quarter	0.19	0.05
First Quarter	0.21	0.07
2009
Fourth Quarter	0.1	0.06
Third Quarter	0.16	0.07
Second Quarter	0.25	0.09
First Quarter	0.3	0.09

Monthly Highs and Lows

2011
June	0.04	0.01
May	0.05	0.02
April	0.05	0.04
March	0.08	0.04
February	0.08	0.03
January	0.08	0.03

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

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUER

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

D. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company is authorized to issue 100,000,000 shares of common stock, each share of common stock having equal rights and preferences, including voting privileges. The Company is not authorized to issue shares of preferred stock. As of December 31, 2010 there were 35,094,156 shares of the Company's stock issued and outstanding. The shares of common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefore; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of the Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

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

Distribution of Free Shares

In addition to dividends in the form of shares to be paid out of retained or current earnings, the Commercial Code permits a company to distribute to is shareholders an amount transferred from the capital surplus or legal reserve to stated capital in the form of free shares. Such distribution must be made pro rata.

Preemptive Rights and Issuance of Additional Shares

The authorized but unissued shares may be issued at such times and, unless otherwise provided in the Commercial Code, upon such terms as the board of directors of a company may determine. The new shares must be offered on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders' register as of the record date. The Company's shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings, provided that pursuant to the Articles of Incorporation, new share that are (i) issued by public offering in accordance with the Securities and Exchange Law of Korea, (ii) represented by depositary receipts, (iii) issued to foreigners in accordance with the Foreign Investment Promotion Law of Korea within 33% of the total number of shares outstanding, (iv) issued to the Company's employee stock ownership association up to 20% of the newly issued shares (to the extent the total number of shares so subscribed and held by the members of the employee stock ownership association does not exceed 20% of the total number of shares), (v) issued outside Korea for listing on a foreign stock exchange or foreign securities market trading securities by means of an electronic or a quotation system, (vi) issued according to a stock option plan, (vii) issued to a domestic corporation having a strategic relationship with the Company in connection with the Company's management or technology of up to 5% of the total number of issued and outstanding shares after such issuance, (viii) issued as consideration for the acquisition of the stock or assets of another company up to less than 20% of the total number of issued and outstanding shares, or (ix) issued through general public offering in accordance with the Securities and Exchange Law of Korea may be issued pursuant to a resolution of the board of directors to persons other than existing shareholders. Under the Commercial Code, a company may vary, without shareholder approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the shareholders' register is closed) prior to the record date. The Company will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to such deadline. If a shareholder fails to subscribe on or before such deadline, such shareholder's preemptive rights will lapse. The board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur. If the Company adopts the New Articles of Incorporation newly issued shares can be issued pursuant to a resolution of the board of directors of the Company to persons other than existing shareholders of the Company under the following cases (i) the Company offers new shares or allows underwriters to underwrite new shares in accordance with Article 2 and Article 8 of the Securities Exchange Act of Korea;(ii) the Company issues new shares through a public offering by the resolution of the Board of Directors in accordance with Article 189-3 of the Securities Exchange Act of Korea; (iii) the Company issues new shares through exercises of stock options in accordance with Article 16-3 of the Venture Company Promotion Special Measures Act of Korea; (iv) the Company issues new shares for the purpose of listing or registration on or with a foreign securities exchange or market; (v) the Company issues new shares for foreign direct investments in accordance with the Foreign Investment Promotion Act as needed for business purposes, including but not limited to improvement of the financial structure; (vi) the Company issues new shares to another company with which the Company forms or intends to form a business alliance relationship for the purpose of technology transfer; or (vii) the Company issues new shares for consideration for the acquisition of the shares or assets of another company or the assets of a person.

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

Government Reporting Requirements

In order for the Company to issue its shares outside of Korea, the Company is required to file a prior report of such issuance with the Ministry of Finance and Economy. No further approval from the Government is necessary for the issuance of the Company's shares. Furthermore, prior to making an investment to 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to a Korean bank pursuant to a delegation by the Ministry of Commerce, Industry and Energy. Subsequent sale by such investor of the shares will also require a prior report to such bank

Dividend to be declared in Won

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

Not applicable

I. SUBSIDIARY INFORMATION

See Note 2 of the Consolidated Financial Statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Disclosure

Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in market rates of interest and foreign exchange. The Company's primary market risk exposures are fluctuations in exchange rates, interest rates and equity prices. The Company is exposed to foreign exchange risk related to export sales denominated in foreign currency. All of the Company's export sales are denominated in U.S. Dollars, regardless of the currencies of the countries/regions in which the purchasers are located. For the year ended December 31, 2010, the Company had an aggregate 1,276,848 thousand Won export sales, accounting for 95.4% of the Company's total revenues. The Company has no other significant foreign currency denominated revenue. As a result, changes in the foreign exchange rate between the Won and the Dollar may significantly affect the Company due to the effect of such changes on the amount of payment, denominated in Won, the Company receives from foreign purchasers on the export sales. As of December 31, 2010, all of the Company's liabilities are denominated in Won. Therefore, if the Won depreciates against the Dollar by 10% and all other variables are held constant from their levels for the year ended December 31, 2010, the Company estimates that the payment receivable from its overseas customers will decrease by approximately 2,607 thousand Won ($2,289) in 2010. The Company is exposed to interest rate risk due to significant amounts of short-term and long-term debt. Upward fluctuations in interest rates increase the cost of additional debt. However, as of December 31, 2010, the Company had no floating rate borrowings. Currently the Company does not use any derivatives or other financial instruments to mitigate these risks discussed above.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company currently has the default tax payment of 30,194 thousand Won ($26,706) to the federal tax office and the default interest payment of 919,804 thousand Won ($813,554).

Due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2010, Meridian has not paid 2,409,902 thousand Won of principal and 918,461 thousand Won of accrued interest outstanding to financial institutions, and 863,102 thousand Won of accounts payable to various vendors.

The details of the debt restructuring of the Company, which is disclosed in Item 8 and Note 2 to the consolidated financial statements in this report, were reported in the form 6-K filed on March 28, 2004.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Director, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Director concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Director, as appropriate to allow timely decisions regarding required disclosure.

B. Management's Annual Report on Internal Control over Financial Reporting

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO" ). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

C. Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the company to provide only management's report in this annual report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a) Audit Fees: In the fiscal year 2010, the Company was charged 60,186,885 Won ($50,092) for professional services rendered by its auditors for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for the fiscal year 2010.

(b) Audit-Related Fees During the last two fiscal years, the Company paid $nil for professional services rendered by the current or former auditors for audit-related services..

(c) Tax Fees During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d) All Other Fees During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for services other than those described under (a) through (c).

(e) The Company's board of directors is currently acting as the audit committee. The board approves all of the services provided by the principal accountants.

(f) Percentage of work performed by persons other than the principal accountant's full-time, permanent employees: 0%

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

Part III

ITEM 17. FINANCIAL STATEMENTS

The Company has responded to Item 18 in lieu of this item.

ITEM 18. FINACIAL STATEMENTS

Meridian Co., Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2010, 2009 and 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Meridian Co., Ltd.

We have audited the accompanying consolidated balance sheets of Meridian Co., Ltd., and subsidiary (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ deficiency, and cash flows for the years ended December 31, 2010, 2009 and 2008. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Meridian Co., Ltd. and subsidiary as of December 31, 2010 and 2009, and the results of their operations and cash flows for the years ended December 31, 2010, 2009 and 2008 in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Choi, Kim & Park LLP

Los Angeles, California
August 12, 2011

Meridian Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2010 and 2009
(in thousands of Korean Won (\))

	2010(in US$)
	(Note 4)
ASSETS	(unaudited)	2010	2009

Current assets :
Cash and cash equivalents (Note 3)	$6,565	\ 7,423	\ 5,630
Trade accounts receivable - less allowance for doubtful accounts of 297,840 (USD 263,435) in 2010 and 1,997,878 in 2009 (Notes 3 and 5)	48,546	54,887	752,263
Short-term loans - less allowance for doubtful accounts of 37,791 (USD 33,426) in 2010 and 218,485 in 2009	30,957	35,000	35,000
Other accounts receivable - less allowance for doubtful accounts of nil in 2010 and 3,020 in 2009	35,404	40,028	48,360
Inventories, net (Note 6)	119,345	134,932	352,705
Other current assets	40,994	46,348	6,843

Total current assets	281,811	318,618	1,200,801

Property, plant and equipment, net (Notes 3 and 7)	14,563	16,466	59,668

Investments and other assets :
Investments (Note 8)	-	-	37,382
Security deposits	3,721	4,208	5,856
Patents and trademarks, net of amortization (Notes 3 and 9)	166	188	376

Total investments and other assets	3,887	4,396	43,614

TOTAL ASSETS	$300,261	\ 339,480	\ 1,304,083

The accompanying notes are an integral part of these Consolidated Financial Statements.

(Continued)
Meridian Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2010 and 2009
(in thousands of Korean Won (\))

	2010(in US$)
	(Note 4)
LIABILITIES AND DEFICIENCY	(unaudited)		2010		2009

Current liabilities
Accounts payable	$2,075,402	\	2,346,450	\	2,161,121
Current portion of long-term accounts payable (Note 2)	763,401		863,102		882,656
Short-term borrowings (Note 10)	602,777		681,500		684,500
Current portion of long-term borrowings (Note 11)	2,957,706		3,343,983		2,741,169
Accrued expenses	813,553		919,804		767,031
Advanced received	268,516		303,585		141,256
Deferred warranty revenue	28,277		31,971		25,573
Other current liabilities	44,156		49,917		47,641

Total current liabilities	7,553,788		8,540,312		7,450,947

Long-term accounts payable (Note 2)	-		-		3,736
Long-term borrowings (Note 11)	1,148,207		1,298,163		1,989,523
Accrued severence benefits (Note 12)	147,817		167,123		149,707

Total liabilities	8,849,812		10,005,598		9,593,913

Commitments and contingencies (Note 13)	-		-		-

Deficiency (Note 14)
Meridian Co. shareholders' deficiency
Common stock - par value 100 WON per share; 100 million shares authorized issued and outstanding 35,094 thousand shares at December 31, 2010 and December 31, 2009	3,104,028		3,509,415		3,509,415
Additional paid-in capital	5,512,564		6,232,505		6,232,505
Accumulated deficit	(16,912,461)		(19,121,226)		(17,878,998)
Accumulated other comprehensive income (loss)	79,624		90,024		61,940

Total Meridian Co. shareholders' deficiency	(8,216,245)		(9,289,282)		(8,075,138)

Non-controlling interest	(333,306)		(376,836)		(214,692)

Total deficiency	(8,549,551)		(9,666,118)		(8,289,830)

TOTAL LIABILITIES AND DEFICIENCY	$300,261	\	339,480	\	1,304,083

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands of Korean Won (\), except per share amounts and number of shares)

	2010(in US$)
	(Note 4)
	(unaudited)		2010		2009		2008

Sales (Notes 3 and 19)	$1,184,053	\	1,338,690	\	1,373,379	\	3,324,923

Cost of sales	621,662		702,851		441,416		944,250

Gross profits	562,391		635,839		931,963		2,380,673

Selling, general and administrative expenses	1,277,897		1,444,790		2,701,781		2,215,876
Research and development expenses	150,810		170,506		283,237		392,902

Loss from operations	(866,316)		(979,457)		(2,053,055)		(228,105)

Other income (expense) (Note 15)

Interest income	39		44		52		104
Interest expense	(204,126)		(230,784)		(231,489)		(188,350)
Foreign transaction loss	(19,109)		(21,605)		(14,660)		(140)
Income (expense) on foreign currency translation, net	(47,337)		(53,520)		(148,378)		427,512
Other, net	(113,251)		(128,036)		(49,878)		161,963

Total other income (expense)	(383,784)		(433,901)		(444,353)		401,089

Income (loss) before provision (benefit) for income taxes	(1,250,100)		(1,413,358)		(2,497,408)		172,984

Income taxes (Note 16)	-		-		-		-

Net income (loss)	(1,250,100)		(1,413,358)		(2,497,408)		172,984

Less: Net loss attributable to non-controlling interest	151,362		171,130		235,924		-

Net Income (loss) attributable to Meridian Co., LTD.	(1,098,738)		(1,242,228)		(2,261,484)		172,984

Net income (loss) per common share (Note 17)
Basic and diluted	$-0.036	\	(40)	\	(71)	\	5

Weighted average number of common shares
Basic and diluted	35,094,156		35,094,156		35,094,156		35,033,418

The accompanying notes are an integral part of these Consolidated Financial Statements

Meridian Co., Ltd. and Subsidiaries
Consolidated Statement of Changes in Shareholders' Deficiency
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands of Korean Won (\), except shares data)

					Accumulated	Deficiency
	Common Stock Issued		Additional		Other	Attributable to
			Paid-in	Accumulated	Comprehensive	Non-Controlling
	Shares	Amount	Capital	Deficit	Income (Loss)	Interest	Total

Balance at January 1, 2008	35,004,156	\ 3,500,415	\ 6,189,683	\ (15,790,498)	\ 15,062	\ -	\ (6,085,338)

Issuance of common shares	90,000	9,000	42,822	-	-		51,822
Net income (loss)	-	-	-	172,984	-		172,984
Other comprehensive loss:
Foreign translation loss	-	-	-	-	(19,473)		(19,473)
Balance at December 31, 2008	35,094,156	\ 3,509,415	\ 6,232,505	\ (15,617,514)	\ (4,411)	\ -	\ (5,880,005)

Net income (loss)				(2,261,484)		(235,924)	(2,497,408)
Other comprehensive loss:
Foreign translation loss	-	-	-	-	66,351	21,232	87,583
Balance at December 31, 2009	35,094,156	\ 3,509,415	\ 6,232,505	\ (17,878,998)	\ 61,940	\ (214,692)	\ (8,289,830)

Net income (loss)				(1,242,228)		(171,130)	(1,413,358)
Other comprehensive loss:
Foreign translation loss	-	-	-	-	28,084	8,986	37,070
Balance at December 31, 2010	35,094,156	\ 3,509,415	\ 6,232,505	\ (19,121,226)	\ 90,024	\ (376,836)	\ (9,666,118)

Balance at December 31, 2009 (in US$) (Note 4)	35,094,156	$3,104,028	$5,512,564	$(15,813,723)	$54,781	(189,891)	$(7,332,241)

Net income (loss)				(1,098,738)		(151,362)	(1,250,100)
Other comprehensive loss:
Foreign translation loss	-				24,843	7,947	32,790
Balance at December 31, 2010	35,094,156	$3,104,028	$5,512,564	$(16,912,461)	$79,624	$(333,306)	$(8,549,551)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands of Korean Won)

	2010 (in US$)
	(Note 4)
	(unaudited)		2010		2009		2008

CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	$(1,250,100)	\	(1,413,358)	\	(2,497,408)	\	172,984
Adjustments to reconcile net income (loss) from operations to net cash used in operating activities
Depreciation	22,034		24,912		38,172		53,325
Provision for severance benefits	29,472		33,322		75,583		74,580
Bad debt expenses, net (recovery income)	528,601		597,637		1,211,828		378,653
Amortization of intangible assets	167		189		189		189
Loss on disposal of property, plant and equipment	5,382		6,085		-		-
Equity in loss(gain) of investee	-		-		393		712
Loss on impairment of equity method investment securities	33,063		37,382		-		-
Loss on disposal of inventory	48,298		54,606		-		2,190
Loss on obsolete inventory	26,195		29,617		-		-
Loss from correction of accounting error	4,859		5,494		-		-
Gain on forgiveness of debt	-		-		-		(9,820)
Changes in operating assets and liabilities
Decrease (increase) in accounts receivable	88,215		99,737		397,375		(1,193,225)
Decrease (increase) in inventory	120,815		136,594		122,987		71,251
Decrease (increase) in other current assets	(27,572)		(31,174)		39,281		(22,230)
Decrease (increase) in security deposits	-		-		7,088		-
Increase (decrease) in accounts payable - trade	(23,817)		(26,928)		(82,593)		(192,695)
Increase (decrease) in accounts payable - other	172,660		195,210		709,664		292,558
Increase (decrease) in other current liabilities	282,526		319,424		82,522		86,913
Severance payments	-		-		(77,485)		(16,003)
Other	28,383		32,080		(45,294)		17,843
Sub-total	1,339,281		1,514,187		2,479,710		(455,759)

Net cash provided by (used in) operating activities	89,181		100,829		(17,698)		(282,775)

CASH FLOWS FROM INVESTING ACTIVITIES :
Decrease in short-term loans	-		-		-		10,000
Proceeds from sales of property, plant and equipment	10,670		12,064		-		-
Increase in short-term loans	-		-		(35,000)		-
Acquisition of property, plant and equipment	-		-		-		(78,484)

Net cash provided by (used in) investing activities	10,670		12,064		(35,000)		(68,484)

CASH FLOWS FROM FINANCING ACTIVITIES :
Proceeds from issuance of common stocks	-		-		-		-
Proceeds from short-term borrowings	-		-		29,500		585,000
Proceeds from long-term borrowings	-		-		34,512		-
Payment of long-term accounts payable	-		-		(8,611)		-
Repayment of short-term borrowings	(2,653)		(3,000)		-		(124,609)
Repayment of long-term borrowings	(95,612)		(108,100)		-		(210,070)

Net cash (used in) provided by financing activities	(98,265)		(111,100)		55,401		250,321

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,586		1,793		2,703		(100,938)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,979		5,630		2,927		103,865

CASH AND CASH EQUIVALENTS AT END OF YEAR	$6,565	\	7,423	\	5,630	\	2,927

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$66,041	\	76,852	\	81,300	\	64,221
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES
Accrued severance benefits transferred to other current liability	$9,927	\	11,553	\	19,031	\	5,858
Stock issued in lieu of service fees	$-	\	-	\	-	\	51,822

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiaries
Notes to Consolidated Financial Statements
(in thousands of Korean Won (\ ))

Note 1. Nature of Operation

Meridian Co., Ltd. (“Meridian”), incorporated on April 19, 1994 under the laws of the Republic of Korea ("Korea"), and its subsidiary (hereinafter collectively referred to as the “Company”), are in the business of developing, manufacturing and selling of integrated medical equipment in domestic (Korea) and overseas markets.

On March 4, 2002, Meridian acquired 100% ownership of Meridian America Medicals, Inc. located in the city of Irvine, California, USA to establish distribution post for the North American market. On December 13, 2004 and February 15, 2005, Meridian America Medicals, Inc. (“MAMI”) issued new common stock, of which the shares were entirely subscribed by a non-controlling shareholder, Meridian Medical, Inc. (“MMI’) Consequently; the ownership by Meridian was diluted from 100% to 75.76% .

On September 29, 2005, Meridian acquired 100% ownership of Rapha & Health Co., Ltd. for \ 50 million in cash to systemize its sales process in domestic (Korea) market. On June 7, 2006, Rapha & Health Co., Ltd. changed its name to Meitian Co., Ltd. However, Meitian Co., Ltd. ceased its operation in April 2008, so that Meridian could concentrate its resources on the overseas markets.

Note 2. Liquidity and Going Concern

In addition to the large scale net loss \ 2,497,408 in 2009, the Company had recorded \ 1,413,358 net loss in this fiscal year. The Company has an accumulated deficit of \ 19,121,226 and working capital deficits of \ 8,221,694 of as of December 31, 2010. As of December 31, 2010, the Company’s principal source of liquidity is \ 7,423 of cash and \ 94,915 of trade and other accounts receivable. Such conditions including the Company's inability to comply with debt restructuring approved by Court as of December 31, 2009 and 2010 and its negative working capital position raise substantial doubt about its ability to continue as a going concern. These operating results occurred while the Company continues to develop and commercialize new products. These factors have placed a significant strain on the financial resources of the Company. The ability of the Company to overcome these challenges depends on its ability to continue to generate higher revenue, and achieve positive cash flows from continuing operations, profitability and continued sources of debt and equity financing. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern.

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

Account	Creditor		Amount
Borrowings	Woori Bank	\	391 787
	SMIII ABS Specialty Co., Ltd.		1,000,000
	Rainbow Specialty Securitization Co., Ltd.		500,000
	Korea Technology Credit Guarantee Fund		1,151,884
	Small Business Corporation		300,000
	Korea Exchange Bank		125,831
	Shinhan Bank		41,612
	Subtotal – financial institutions		3,511,114
Accounts payable	Various vendors		1,186,813

	Total	\	4,697,927

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

Aside from the debt restructuring, Meridian had a borrowing from Chohung Bank (Chohung Bank has been merged into Shinhan Bank as of April 1, 2006), which was not included in the original restructuring plan, as the bank did not agree to the terms. In December 2005, Chohung Bank exercised its security right on the land and building, which had been provided as collaterals by Meridian. The proceeds of \ 883,308 from the foreclosure, was paid to preemptive other creditors and Chohung Bank. Subsequent to the foreclosure, the original debt restructuring plan was modified to include the outstanding principal of \ 1,074,455 to Chohung Bank. The repayments under the modified plan were scheduled as follows:

	2007	2008	2009	2010	2011	2012	2013	Total
Principal	\ 650 757	\ 650 757	\ 650 757	\ 650 757	\ 650 757	\ 650 757	\ 650 756	\ 4 555 298
Interest	159,435	136,659	113,883	91,106	68,329	45,553	22,777	637,742
Total	\ 810 192	\ 787 416	\ 764 640	\ 741 863	\ 719 086	\ 696 310	\ 673 533	\ 5 193 040

In December 2008, Korea Technology Credit Guarantee Fund reduced their original principal from \ 1,151,884 to \ 1,142,064. The repayments under the re-modified plan were scheduled as follows:

	2007	2008	2009	2010	2011	2012	2013	Total
Principal	\ 462 656	\ 649 082	\ 649 082	\ 649 082	\ 649 082	\ 649 082	\ 649 081	\ 4 357 147
Interest	447,346	158,465	162,399	150,251	68,180	45,461	22,727	1,054,829
Total	\ 910 002	\ 807 547	\ 811 481	\ 799 333	\ 717 262	\ 694 543	\ 671 808	\ 5 411 976

However, due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2010, Meridian has not paid \ 2,409,902 of principal and \ 918,461 of accrued interest outstanding to financial institutions, and \ 863,102 of accounts payable to various vendors. However, the Company continuously tries to pay overdue principal and interest under the consultation with the creditor.

The status of the restructuring plan is reported to Chooncheon District Court, Korea every quarter. However, under the restructuring plan (or composition), the Court does not have authorities to dictate or supervise day-to-day financial activities, which is typical for court receivership. Therefore, any additional debt or equity financing could be made with no intervention from the Court.

Meridian carried out an aggressive global marketing in last 3 years with the funds raised in late 2007. Despite of this effort, due to the global financial crisis and the entrance of imitation machines in export market, the company’s performance has stagnated in 2009 and 2010. However, the Company has a plan for attract new foreign investment that will improve financial structures and reinforce the R&D activity and marketing activity.

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

Revenue Recognition

Revenue is recognized pursuant to applicable accounting standards including Securities and Exchange Commission ("SEC" ) Staff Accounting Bulletin ("SAB" ) No. 101 (SAB 101), "Revenue Recognition in Financial Statements" , and SAB 104, Revenue Recognition. SAB 101 as amended and SAB 104 summarize certain points of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements and provide guidance on revenue recognition issues in the absence of authoritative literature addressing a specific arrangement or a specific industry. The Company's revenue recognition policy complies with the requirements of SAB 101 and SAB 104.

Revenues from the sale of products and the rendering of services are recognized when the significant risks and rewards of ownership of the goods have been transferred to the customer and collectability is reasonably assured. The Company recognizes revenue from sales of products when the products are shipped to the customers. For medical equipment, the Company's sales policy does not allow returns unless the products are defective. The customer's acceptance is governed by the terms on the contract or arrangement, and any transactions not meeting the predetermined conditions are not recorded as revenue.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. The most significant estimates and assumptions relate to the allowance for doubtful accounts, inventory write-down due to decline in market value and deferred tax valuation allowance. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

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

Concentrations of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, short-term and long-term investments and accounts receivable. The Company places its cash primarily in deposit accounts with reputable financial institutions. The Company's accounts receivable are derived primarily from revenue earned from customers located in the U.S., Europe and Korea. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collaterals from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. There was \ 522,823 write off in the year ended December 31, 2010 and was no write off in 2009.

In 2010, the Company had one customer represented approximately 55.8% of revenues. In 2009, the Company had two customers that each represented more than 10% of its revenues, one of which represented approximately 47.5% of revenues and the other which represented approximately 11% of revenues. In 2008, the Company had three customers that each represented more than 10% of its revenues, one of which represented 29% and two of which represented approximately 11% of revenues.

As of December 31, 2010, the Company had one customer that accounted for 77% of accounts receivable. At December 31, 2009, the Company had one customer that accounted for 65% of the total outstanding accounts receivable.

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

Investment in Affiliate

Investee entities, in which the Company may exercise significant influence, but not control, are accounted for under the equity method of accounting. Whether the Company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the entity's board of directors and ownership level, generally 20% to 50% interest in the voting securities of the entity including voting rights associated with the Company's holdings in common, preferred and other convertible instruments in the entity. Under the equity method of accounting, the Company's share of the earnings or losses of these entities is included in the equity income (loss) section of the consolidated statements of operations.

Determination of impairment is based on the consideration of such factors as operating results, business plans and estimated future cash flows. Net realizable value is determined through the use of such methodologies as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

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

No impairment loss was recognized in 2010, 2009 and 2008.

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

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2010, 2009 and 2008, amounted to \ 2,623, \ 4,202, and \ 13,440, respectively.

Research and Development Costs

Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached. The Company has expensed \ 170,506, \ 283,237 and \ 392,902 during the years ended December 31, 2010, 2009 and 2008, respectively.

Advertising Costs

The Company expenses advertising expenses as they are incurred. Advertising expenses for the years ended December 31, 2010, 2009 and 2008 were \ 5,099, \ 10,372 and \ 45,290, respectively.

Fair Value of Financial Instruments

The estimated fair value of amounts reported in the consolidated financial statements have been determined using available market information and valuation methodologies, as applicable. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and all other current assets and liabilities approximate their fair value because of their short term maturities at December 31, 2010 and 2009, unless otherwise stated. The fair value of non-current assets and liabilities approximate their carrying value unless otherwise stated. The fair value of the Company's long-term debt is based on interest rates that would be available to the Company for the issuance of debt with similar terms.

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

Other Comprehensive Income

Other comprehensive income refers to revenues, expenses, gains and losses that, under U.S GAAP are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders' deficiency. The Company's other comprehensive income is primarily comprised of foreign currency translation gain (loss).

Translation of Foreign Currency

The Company applies ASC 830, Foreign Currency Matters, for translating foreign currency into Korean Won in its consolidation of the financial statements. Upon consolidation of the Company's foreign subsidiary into the Company's consolidated financial statements, any balances with the subsidiary denominated in the foreign currency are translated at the exchange rate at year end. The financial statements of Meridian America Medicals, Inc. ("MAMI" ) have been translated based upon US Dollar as the functional currency. MAMI's assets and liabilities were translated using the exchange rate at year end and income and expense items were translated at the average exchange rate for the year. The resulting translation adjustment was included in other comprehensive income (loss).

The Company used the exchange rates published by The Korea Financial Telecommunications & Clearings Institute.

Noncontrolling Interest in Consolidated Subsidiary

The Company's consolidated financial statements include 100% of the assets, liabilities, revenues and expenses of its majority-owned subsidiary over which it has effective control. The ownership interests of the other stockholders are reflected as noncontrolling interests.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company's outstanding stock options. However, potential common shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Stock Option Plan

The Company previously applied the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed stock option plan. As permitted, the Company had previously elected to adopt provisions of ASC 718, "Compensation - Stock Compensation" , for options granted to non-employees who perform services for the Company and the disclosure-only provisions of options granted to employees.

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

The fair value of stock options granted were estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield and expected volatility of nil for all years, risk-free interest rate of 5.64% to 9% and expected lives of 4 years. The weighted average fair value per stock option granted during 2001 was \ 607.

At December 31, 2010 there is no stock option plan outstanding.

Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification ("ASC" ) and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. This statement modifies the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB ASC, also known collectively as the "Codification," is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids, and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. This statement is effective for financial statements for interim and annual reporting periods ending after September 15, 2009. All accounting references have been updated, and therefore SFAS references have been replaced with ASC references.

In December 2007, the FASB issued SFAS No. 141 (revised), Business Combinations, which was primarily codified into the Business Combinations Topic, ASC 805. This guidance changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs, and the recognition of changes in the acquirer's income tax valuation allowance. This guidance is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The adoption of this guidance did not have any impact on the Company's consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51, which was primarily codified into the Consolidations Topic, ASC 810-10-65. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance is effective for fiscal years beginning on or after December 15, 2008. The adoption of this guidance did not have any impact on the Company's consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, which was primarily codified into the Subsequent Events Topic, ASC 855. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet data but before financial statements are issued. This guidance is effective for interim or annual financial periods ending after June 15, 2009. The adoption of this guidance did not have any impact on the Company's consolidated financial statements.

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

In December 2009, the FASB issued ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, or ASU 2009-17. The amendments in this update replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this update also require additional disclosures about a reporting entity's involvement in variable interest entities, which will enhance the information provided to users of financial statements. This standard is effective for fiscal years beginning on or after December 15, 2009. The Company does not expect the adoption of this guidance to have any impact on our consolidated financial statements.

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

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855) — Amendments to Certain Recognition and Disclosure Requirements, which amends ASC 855, Subsequent Events, so that SEC filers, as defined in the ASU, no longer are required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The Company adopted the amendments effective immediately, and the adoption did not impact the Company’s financial condition and results of operations.

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. This ASU specifies that if a public company presents comparative financial statements, the entity should only disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company early adopted this amendments as of January 1, 2010, however, the adoption of ASU 2010-29 did not impact our financial position, results of operations, or cash flows, as its requirements only pertain to financial statement footnote disclosure.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on our company’s present or future consolidated financial statements.

Note 4. Convenience Translation into United States Dollar-Amounts

The Company reports its consolidated financial statements in Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,163.70 Korean Won to one US dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on December 31, 2010. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles generally accepted either in the Republic of Korea or the United States of America.

Note 5. Accounts Receivable

Trade and other accounts receivable at December 31 are as follows:

		2010		2009
Trade	\	352 727	\	2 750 141
Others		40,028		51,380
		392,755		2,801,521
Allowance for doubtful accounts		(297,840)		(2,000,898)
Accounts Receivable, net	\	94 915	\	800 623

Note 6. Inventories

Inventories are comprised of the following as of December 31:

	2010	2009
Merchandise	\ 54 352	\ 71 949
Finished goods	33,965	193,680
Work-in-process	91,604	106,098
Raw material	219,420	248,432
	399,341	620,159
Reserves	(264,409)	(267,454)
	\ 134 932	\ 352 705

Merchandise consists of medical equipment, medical supplies and electronic equipment purchased and held for resale by the Company. Finished goods are comprised principally of alternative medical equipments manufactured by the Company.

Note 7. Property, Plant and Equipment

Property, plant and equipment are comprised of the following at December 31:

		2010		2009
Machinery	\	55 276	\	55 416
Vehicles		-		32,769
Tools		47,900		47,900
Furniture and fixtures		930,281		930,281
		1,033,457		1,066,366
Less accumulated depreciation		(1,016,991)		(1,006,698)
Property, plant and equipment, net	\	16 466	\	59 668

Depreciation expenses for the years ended December 31, 2010, 2009 and 2008 were \ 24,912, \ 38,172 and \ 53,325, respectively.

Note 8. Equity Method Investment

The Company accounts for its ownership interest in Beijing Meridian Medicals Equipment Co., Ltd. ("Beijing Meridian") under the equity method of accounting and adjusts its investment balance for its share of Beijing Meridian income and losses. Beijing Meridian’s primary business is wholesale and retail of medical equipment in China.

On November 10, 2001, the Company acquired 45% ownership of Beijing Meridian for \ 76,956 in cash. The changes of ownership percentage occurred in 2002 and 2003 when Beijing Meridian issued additional capital stocks. The ownership percentage was 25% in 2010 and 2009.

The recognized loss on this investment was \ 393 in 2009. And the carrying amount of the investment was \ 37,382 as of December 31, 2009. In 2010, however the Company recognized \ 37,382 loss on impairment of equity method investments securities considering the factors indicating that a decrease in value of the investment has occurred.

Note 9. Patents and Trademarks

Patents and trademarks are comprised of the following at December 31:

		2010		2009
Acquisition cost	\	5 466	\	5 466
Less accumulated amortization		(5,277)		(5,090)
Intangible assets, net	\	189	\	376

Amortization expenses for the years ended December 31, 2009, 2008 and 2007 were \ 189, \ 189 and \ 189, respectively.

Note 10. Short-Term Borrowings

Short-term borrowings as of December 31 are as follows:

	Annual
Creditor	interest rate		2010		2009

Other (third party individuals)	8 ~ 9%	\	681,500	\	684,500

Note 11. Long-Term Borrowings

Long-term borrowings as of December 31 are as follows:

	Annual
Creditor	interest rate	Maturity Date		2010		2009

Chohung Bank (Note a)	3.5%	December 31, 2013	\	1,074,455	\	1,074,455
Korea Technology Credit Guarantee Fund	3.5%	December 31, 2013		978,912		1,009,160
Korea Exchange Bank	3.5%	December 31, 2013		125,831		125,831
Woori Bank	3.5%	December 31, 2013		361,516		361,516
Small Business Corporation	3.5%	December 31, 2013		276,606		276,606
Shinhan Bank	3.5%	December 31, 2013		39,827		41,612
SMI II ABS Specialty Co., Ltd. (Note b)	3.5%	December 31, 2013		1,000,000		1,000,000
Rainbow Specialty Sec Co., Ltd. (Note b)	3.5%	December 31, 2013		500,000		500,000
Shareholder	2%	December 31, 2011		-		41,512
				4,357,147		4,430,692
Less current portion				(3,058,984)		(2,441,169)
			\	1 298 163	\	1 989 523

(Note a) Chohung Bank has been merged into Shinhan Bank as of April 1, 2006.

(Note b) The Company had issued two series of non-guaranteed corporate bonds in 2001. As explained in Note 2, the Company entered into debt restructuring plan including debentures. As a result, two series of debentures were reclassified to long-term borrowings and the maturity date was extended to December 31, 2013 with a reduced interest rate of 3.5% per annum. Details of debentures as of December 31, 2010, are as follows:

		Restructured		Original
	Amount	Interest rate	Maturity	Interest rate	Maturity

1st debentures	\1,000,000	3.5%	December 31, 2013	12.15%	January 31, 2003

2nd debentures	500,000	3.5%	December 31, 2013	13.92%	August 14, 2004
	\1 500 000

The repayment schedule for long-term borrowings as of December 31, 2010 is as follows:

Year		Amount
2011	\	3,058,984
2012		649,082
2013		649,081
	\	4,357,147

Note 12. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2010 and 2009 are summarized as follows:

		2010		2009
Accrued severance benefits at beginning of year	\	192 214	\	194 114
Provision		33,322		75,584
Payments		(11,553)		(77,486)
Transfer to National Pension Fund		(4,063)		(4,063)
		209,920		188,149
Less current portion		(42,797)		(38,442)
Balance at end of year	\	167 123	\	149 707

Note 13. Commitments

The Company leases its manufacturing and office facilities from non-affiliates. Current lease will be expired in October 2011. Thereafter, the management expects to renew its lease agreement on an annual basis. Total rent expense were \ 72,438, \ 135,735 and \ 165,338 for the years ended December 31, 2010, 2009 and 2008, respectively.

Total future minimum lease payment under current operating lease is \ 50,000 for the year ending December, 31.

Note 14. Shareholders’ Deficiency

The Company’s capital stock consists entirely of common stock with a par value of 100 Won and the number of authorized, issued and outstanding shares as of December 31, 2010 and 2009 are as follows:

	2010	2009
Authorized shares	100,000,000	100,000,000
Issued and outstanding shares	35,094,156	35,094,156

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

On September 4, 2008, the Company issued 90,000 shares of common stock (par value 100 Won) in exchange for investor relations and marketing services with the fair value to the Company of \ 51,822. The shares issued were valued at the trading price of the company's common stock as of the date of authorization for the issuance.

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

				Korean Commercial
		SEC		Registration Office
Number of outstanding shares		35,094,156		19,421,182
Capital Stock	\	3,509,4156	\	1,942,118

However, regardless of registration in Korean Commercial Registration Office, every shareholder’s right and interest is not different.

Note 15. Other income (expense)

The Company classifies income (expense) items not generated from the routine business operation as net other of other income (expense). Net other for the years ended December 31, 2010, 2009 and 2008 are \ (128,036), \ (49,878) and \ 161,963, respectively. The main components of net other of other income (expense) from the statements of operations and comprehensive income are as follows. For the year ended 2010, the Company classified \ (54,606) loss on disposal of inventory, \ (37,382) loss on impairment of equity method investment securities and \ (29,617) loss on obsolete inventory, \ (5,494) loss from correction of accounting error as net other. For the year ended 2009, the Company classified \ (74,302) loss from correction of accounting error as net other. For the year ended 2008, the Company classified \ 102,700 refund of service fee as net other.

Note 16. Income Taxes

The Company adopted ASC Subtopic 740-10-Income Taxes-Overall (FASB Interpretation No. 48), “Accounting for Uncertainty in Income Taxes” which prescribes a recognition threshold and measurement process for recording in the financial statements, uncertain tax positions taken or expected to be taken in a tax return. Under ASC Subtopic 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. ). Management believes that there are no significant unrecognized tax expense (benefits) as of December 31, 2010.

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

Income tax provision from continuing operations for the years ended December 31, 2010 and 2009 were $0.

The provisions for income taxes reconcile to the amount computed by applying effective federal statutory income tax rate to income before provision for income taxes as follows:

	2010		2009
Foreign tax	(23.98%	)	(15.02%	)
Federal tax at statutory tax rate	(2.27%	)	(13.92%	)
State tax, net of valuation allowance	(0.39%	)	(2.39%
Nondeductible expenses	0.65%		0.25%
Tax Credits	0.00%		0.00%
AMT	0.00%		0.00%
Expired NOL	50.42%		19.64%
Change of Valuation Allowance	(24.43%	)	11.44%
Income Tax Provision	0.00%		0.00%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets at December 31 consisted of the following:

		2010		2009
Current Deferred Tax Asset (Liabilities)
Foreign currency translation	\	(56,404)	\	(69,784)
Allowance for accounts receivable		208,145		152,238

Non-current Deferred Tax Asset (Liabilities)
Net Operating Losses		2,398,406		3,092,000
Investment		134,624		134,624

Intangible asset		(100,634)		(107,986)
Severance		45,295		42,253

Total Deferred Tax Asset		2,629,433		3,243,345
Less Valuation allowance		(2,629,433)		(3,243,345)
Net, deferred tax asset	\	-	\	-

The significant component of the deferred tax asset (liability) at December 31, 2010 and 2009 resulted from net operating loss carry-forwards in the amount of approximately 10.5 billion Won and 11.2 billion Won, respectively.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon factors such as the scheduled reversal of temporary differences and projected future taxable income, management considers the scheduled reversal of deferred income tax assets and liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical and projected taxable income, management believes it is more likely than not that the deferred tax assets will be realized. The valuation allowance increased by 613.9 million Won for the year ended December 31, 2010.

Note 17. Income (loss) Per Share

Income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during the year. Diluted income (loss) per share is computed in a manner consistent with that of basic loss per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

Income (loss) per share for the years ended December 31, 2010, 2009 and 2008 is calculated as follows (in thousands of Korean won, except for per share amount and number of shares):

		2010		2009		2008
Basic earnings per shares
Net income (loss)	\	(1,413,358)	\	(2,497,408)	\	172,984
Net income (loss) applicable to common shareholders		(1,413,358)		(2,497,408)		172,984
Weighted average common shares outstanding-basic		35,094,156		35,094,156		35,033,418
Basic earnings per share		(40)		(71)		5

The Company has potentially dilutive common shares as of December 31, 2007, 2005 and 2004, however there were no dilutive effects as of December 31, 2010, 2009 and 2008. Therefore, income (loss) per share is same as the diluted income (loss) per share.

Note 18. Related Party Transactions

Significant account balance with related company as of December 31 are summarized as follows:

Related party	Nature of Relationship	Account balance		2010		2009
Meridian Medical, Inc.	MAMI’s minority shareholder	Account Receivables		-		1,794,473
Park hee yo	MAMI’s shareholders	Long-term borrowings		-		41,512
			\	-	\	1,835,985

In 2010, the Company recognized \ 602,872 bad debt expenses and wrote off all remaining balance of \ 1,686,454 in regard to account receivables of Meridian Medical, Inc (‘MMI”). The allowances for doubtful accounts were \ 0 and \ 135,735 for the years ended December 31, 2010 and 2009, respectively.

Significant transactions with related company for the years ended December 31, 2010, 2009 and 2008 are summarized as follows:

Related party	Transactions		2010		2009		2008
Meridian Medical, Inc.	Sales		746,812		652,436		970,343
	Service fees		117,872		313,234		297,112
		\	864 684	\	965 670	\	1,267 455

In June 2004, the Company entered into an exclusive distribution agreement with MMI. Under the agreement, MMI was entitled to an exclusive distribution right in North American Market.

On January 1 2010, the Company entered into service agreement with MMI. Based on that agreement, MMI carries out sales, marketing and admin support service on behalf of the Company in US market. However, that service agreement was terminated on June 30, 2010.

Note 19. Geographic Information

In 2010, the Company operated in one industry segment, the development and manufacturing of alternative medical equipments. The Company's identifiable assets are located in one geographic area, the Republic of Korea (also known as South Korea). Sales revenue is attributable to geographic locations based on the location of the customer, as follows, for the years ended December 31:

		2010		2009		2008
Export
North America	\	855,509	\	693,543	\	1,143,757
Asia		49,220		111,835		544,461
Europe		327,126		186,687		1,444,010
Other		44,993		107,966		15,615
		1,276,848		1,100,031		3,147,843

Domestic Sales		61,842		273,348		177,080
	\	1,338 690	\	1,373 379	\	3,324 923

Note 20. Legal Proceedings

The Company is not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Financial Accounting Standards Board Accounting Standards Codification 450, Contingencies, and we have not consulted a lawyer concerning litigation, claims, or assessments.

Note 21. Subsequent Events

The Company has evaluated all subsequent events to the consolidated balance sheet date of December 31, 2010 through the date that the financial statements were issued on August 12, 2011, and the subsequent events that require disclosure under FASB Accounting Standards Codification Topic 855, Subsequent Events is as follows:

In January 2011, the Company raised US$150,000 from one US investor for total 1,500,000 common shares at the price of US$0.10 per share.

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
Date: August 19, 2011