Form 20-F
period 2011-12-31
MERIDIAN CO LTD
filed 2012-08-10
CIK 1135174

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(MARK ONE)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of theclose of the period covered by the annual report.

Common shares outstanding July 31, 2012: 36,594,156

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes [   ] No [X]

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reportspursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [   ] No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) ofthe Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant wasrequired to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No[   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark which financial statement item the registrant has selected to follow. Item 17 [   ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2of the Exchange Act). Yes [   ] No [X]

TABLE OF CONTENTS

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
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
ITEM 17. FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS

References

All references to "Korea" herein are references to The Republic of Korea. All references to "Meridian," the "Company", "we," "us" or "our" herein are references to Meridian Co., Ltd. All references to the "Government" are references to the government of Korea. All references to the "shares" are references to the Company's issued common shares of par value Won 100 (US $0.09 at December 31, 2011).

Currency Translation

In this annual report, references to "Won" or "₩" are to the currency of Korea and all references to "Dollars," "$" or "US$" are to the currency of the United States of America. Our financial statements are prepared in Won and presented in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007. Solely for the convenience of the reader and to improve clarity, certain items in this annual report were expressed in US$ at specified rates. Those US$ amounts are not audited. All translations from Won to US$ were made (unless otherwise indicated) at the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2011, which was Won 1,158.50 to US$1.00. No representation is made that the Won or US$ amounts referred to in this annual report could have been or could be converted into US$ or Won, as the case may be, at any particular rate or at all. See also Item 3, Key Information, Exchange Rates Information, for information regarding the rates of exchange between the Won and the US$. On June 30, 2012 the exchange rate was Won 1,141.2 to US$1.00.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. DIRECTORS AND SENIOR MANAGEMENT

See Item 4.C.

B. ADVISERS

Not Applicable

C. AUDITORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected consolidated financial and other data set forth below should be read in conjunction with the audited consolidated financial statements of Meridian Co., Ltd. as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected consolidated financial data set forth below for the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007 are derived from the audited consolidated financial statements of Meridian, which have been audited by Choi, Kim and Park LLP, independent accountants.

Our consolidated financial statements are compiled in Korean Won and presented in accordance with accounting principles generally accepted in the United States.

Meridian Co., Ltd. and Subsidiaries

 Condensed Consolidated Statements of Operations

  For the years ended December 31, 2011, 2010, 2009, 2008 and 2007

(Korean Won (₩) in thousands, except per share amounts)

	2011(1) (in US$)
	(unaudited)		2011		2010		2009		2008		2007

Sales	$ 2,204,863	₩	2,554,333	₩	1,338,690	₩	1,373,379	₩	3,324,923	₩	2,604,541
Cost of sales	1,071,630		1,241,483		702,851		441,416		944,250		819,418
Gross profits	1,133,233		1,312,850		635,839		931,963		2,380,673		1,785,123
Operating expenses	835,352		967,754		1,615,296		2,985,018		2,608,778		2,347,469
Income(Loss) from operations	297,881		345,096		(979,457)		(2,053,055)		(228,105)		(562,346)
Other income(expenses)	(149,450)		(173,134)		(433,901)		(444,353)		401,089		(45,317)

Income(Loss) before income taxes	$ 148,431	₩	171,962	₩	(1,413,358)	₩	(2,497,408)	₩	172,984	₩	(607,663)
Income taxes	-		-		-		-		-		-
Net income(loss)	148,431		171,962		(1,413,358)		(2,497,408)		172,984		(607,663)

Net income(loss) per common share	$ 0.004	₩	5	₩	(40)	₩	(71)	₩	5	₩	(19)
Basic and diluted
Weighted average number of common shares	36,483,197		36,483,197		35,094,156		35,094,156		35,033,418		32,553,528

Condensed Consolidated Balance Sheets

 As of December 31, 2011, 2010, 2009, 2008, and 2007

(Korean Won (₩) in thousands)

	2011(1) (in US$) (unaudited)		2011		2010		2009		2008		2007

Cash and cash equivalents	$35,709	₩	41,369	₩	7,423	₩	5,630	₩	2,927	₩	103,865
Accounts receivable	464,504		538,129		129,915		835,623		2,319,328		1,195,182
Inventories	245,654		284,591		134,932		352,705		491,769		549,798
Other current assets	29,105		33,719		46,348		6,843		46,124		23,893

Total current assets	774,972		897,808		318,618		1,200,801		2,860,148		1,872,738
Property, plant and equipment, net	3,579		4,147		16,466		59,668		83,304		50,565
Investments and other assets	43,271		50,130		4,396		43,614		150,564		132,090

TOTAL ASSETS	$821,822	₩	952,085	₩	339,480	₩	1,304,083	₩	3,094,016	₩	2,055,393

Trade accounts payable and current debt	$7,909,180	₩	9,162,781	₩	8,540,312	₩	7,450,947	₩	5,902,010	₩	4,457,132
Long-term borrowings	717,698		831,454		1,465,286		2,142,966		3,072,011		3,683,599
Shareholders’ deficiency	(7,805,056)		(9,042,150)		(9,666,118)		(8,289,830)		(5,880,005)		(6,085,338)

TOTAL LIABILITIES AND
DEFICIENCY	$821,822	₩	952,085	₩	339,480	₩	1,304,083	₩	3,094,016	₩	2,055,393

 (1) For convenience only, the Won amounts are expressed in U.S. dollars at the rate of Won 1,158.50 to US$1.00, the noon buying rate as quoted by the Federal Reserve Bank of New York in effect on December 31, 2011. This translation should not be construed as a representation that the Won amounts represent, have been or could be converted to US$ at that rate or any other rate.

Exchange rate information

The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of a U.S. dollar in Won. No representation is made that the Won or Dollar amounts referred to herein could have been or could be converted into Dollars or Won, as the case may be, at any particular rate, or at all.

	Won per US dollar (noon buying rate)
YEAR	Period-End	Average(1)	High	Low
2007	935.8	928.0	950.2	903.2
2008	1,262.0	1,105.8	1,507.9	935.2
2009	1,163.7	1,270.0	1,570.1	1,149.0
2010	1,130.6	1,158.7	1,253.2	1,104.0
2011	1,158.5	1,105.2	1,197.5	1,049.2
2012
January	1,125.7	1,140.3	1,160.0	1,120.1
February	1,117.1	1,122.7	1,128.9	1,115.7
March	1,131.4	1,126.2	1,139.8	1,116.0
April	1,130.1	1,135.0	1,143.4	1,122.4
May	1,180.0	1,156.7	1,185.0	1,128.4
June	1,141.2	1,163.4	1,182.0	1,141.2

(1) The average of rates for the annual periods were calculated based on the average noon buying rate on the last day of each month during the    period. The average rates for the monthly periods were calculated based on the average noon buying rate of each day of the month.

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

The repayments under the modified plan were scheduled as follows:

(in thousand)

	2007	2008	2009	2010	2011	2012	2013	Total
Principal	₩ 650,757	₩ 650,757	₩ 650,757	₩ 650,757	₩ 650,757	₩ 650,757	₩ 650,756	₩ 4,555,298
Interest	159,435	136,659	113,883	91,106	68,329	45,553	22,777	637,742
Total	₩ 810,192	₩ 787,416	₩ 764,640	₩ 741,863	₩ 719,086	₩ 696,310	₩ 673,533	₩ 5,193,040

In December 2008, Korea Technology Credit Guarantee Fund reduced their original principal from 1,151,884 thousand Won to 1,142,064 thousand Won. The repayments under the re-modified plan were scheduled as follows:

(in thousand)

	2007	2008	2009	2010	2011	2012	2013	Total
Principal	₩ 456,966	₩ 649,082	₩ 649,082	₩ 649,082	₩ 649,082	₩ 649,082	₩ 649,081	₩ 4,351,457
Interest	481,388	158,465	162,399	150,251	138,315	45,461	22,727	1,159,006
Total	₩ 938,354	₩ 807,547	₩ 811,481	₩ 799,333	₩ 787,397	₩ 694,543	₩ 671,808	₩ 5,510,463

However, due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2011, Meridian has not paid 3,053,294 thousand Won of principal and 1,090,818 thousand Won of accrued interest outstanding to financial institutions, and 757,896 thousand Won of accounts payable to various vendors.

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

For the year ended December 31, 2011, the Company had a net profit of 171,962 thousand won ($148,431). However, the Company has an accumulated deficit of 18,917,553 thousand won and working capital deficits of 8,264,973 thousand won of as of December 31, 2011. As of December 31, 2011, the Company’s principal source of liquidity is 41,369 thousand won of cash, 482,161 thousand won of trade accounts receivable and 68,528 thousand Won of other accounts receivable.

The extent of future losses will depend, in part, on growth in revenues from the Company's products. The Company expects that operating costs will not increase during the next several years, especially in the areas of sales and marketing, product development and general and administrative expenses as it pursues focused market and products. However, the Company will need to generate revenues faster than the rate of growth in costs to achieve profitability for the rescheduled debt payments. To the extent that increases in its operating expenses precede or are not subsequently followed by corresponding increases in revenues, or if it is unable to adjust operating expense levels accordingly, the Company's business, results of operations and financial condition would be materially and adversely affected. There is no assurance that the Company will sustain profitability or that its operating losses will not increase in the future.

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

The Company's accounts receivable are derived primarily from revenue earned from customers located in the U.S. and Korea. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collaterals from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. There was  317,409 thousand won write-off in the year ended December 31, 2011 and was 522,823 thousand won write-off in 2010.

In 2011, the Company had two customers that each represented more than 10% of its revenues, one of which represented approximately 43.2% of revenues and the other which represented approximately 14.3% of revenues. In 2010, the Company had one customer represented approximately 55.8% of revenues. In 2009, the Company had two customers that each represented more than 10% of its revenues, one of which represented approximately 47.5% of revenues and the other which represented approximately 11% of revenues.

At December 31, 2011, the Company had one customer that accounted for 96% of account receivable. At December 31, 2010, the Company had one customer that accounted for 77% of accounts receivable.

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

Prior to making an investment in 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under Foreign Investment Promotion Law of Korea to submit a report to a Korean bank pursuant to a delegation by the Ministry of Knowledge Economy of Korea. Failure to comply with this reporting requirement may result in the imposition of criminal sanctions. Subsequent sales by such investors of its shares in such company will also require a prior report to such bank.

The Company may not be able to convert and remit dividends in Dollars if the Government imposes certain emergency measures.

The Company does not intend to pay dividends on its shares in the foreseeable future. However, if it declares cash dividends, such dividends will be declared in Won. In order for the Company to pay such dividends outside Korea, such dividends will be converted into Dollars and remitted to the shareholders, subject to certain conditions. Fluctuations in the exchange rate between the Won and the Dollar will affect, among other things, the amounts a holder of shares of the Company will receive as dividends. Under Korean law, if the Government deems that certain emergency circumstances are likely to occur it may impose necessary restrictions. Emergency circumstances include, but are not limited to, sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments, or a substantial disturbance in the Korean financial and capital markets. The restrictions imposed by the Korean government could include requiring foreign investors to obtain prior approval from the Ministry of Strategy and Finance for the acquisition of Korean securities or for the repatriation of interest, dividend or sales proceeds arising from Korean securities or from disposition of such securities, including the Company's shares.

The Company cannot give any assurance that it can secure such prior approval from the Ministry of Strategy and Finance for payment of dividends to foreign investors in the future when the Government deems that there are emergency circumstances in the Korean financial market.

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

With a dynamic research and development team, Meridian is at the forefront in the development of cutting edge medical technologies. The Company presently holds a total of 5 registered patents, 2 design rights and 7 trademarks and has received 7 FDA 510(k) clearances for their medical devices. In order to distribute worldwide, Meridian has also gained 1 TGA approval in Australia and 2 FIP approvals in South America. Successfully marketed in Korea, Japan, EU, Middle East, USA, Canada, and China, Meridian continues to provide its superior product line to a growing number of clients worldwide. Meridian has over 5,000 clients, which include physicians, hospitals, healthcare professionals, medical device manufacturers, beauty salons and health and fitness centers.

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

On March 4, 2002, Meridian acquired 100% ownership of Meridian America Medicals, Inc. located in the city of Irvine, California, USA to establish distribution post for the North American market. On December 13, 2004 and February 15, 2005, Meridian America Medicals, Inc. issued new common stock, of which the shares were entirely subscribed by a non-controlling shareholder, Meridian Medical, Inc. Consequently; the ownership by Meridian was diluted from 100% to 75.76%. As of December 31, 2011, the Company excluded MAMI from the consolidated financial statement since the Company disposed the remaining shares in MAMI on September 1, 2011. However, the consolidated financial statements for all years presented do not reflect the disposal as discontinued operation because significant cash inflows are expected to be recognized by the remaining entity as a result of a migration of revenues from the disposed component after the disposal transaction.

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

In 2011, due to the aggressive marketing and sales channel development for the North American market and European market, the Company's sales volume increased by 28.9%, 59.9%, respectively (1,102,372 thousand Won, 523,205 thousand Won in 2011) compared to for the year ended 2010. In North America market, 99% of total sales in North America were U.S market. In addition to the increased sales in France started in 2010, strong sales in Turkey and Germany has resulted good performance in Europe market.

In the case of the domestic market, the Company temporarily has sold third-party's merchandise (amount to 496,838 thousand Won) in addition to its manufactures such as LAPEX BSC Pro, DPA. As a result, the domestic sales volume has increased by 755,991 thousand Won.

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

ASPECTS MERIDIAN-II DESCRIPTION

Features:

Point finder (ARC) MS WINDOWS 98Acupuncture Point finder (ARC) / Better curative effect (UPM)Easy operation (TOUCH SCREEN)Single body design

Structure:

Main body - CART in exclusive use PC: P-233MHz CPU, 32MB MEMORY, 6.4GB HDDWINDOWS 98 OS, 40X CD-ROM, AGP 4MB VGA

Revenue by Geographic Market

Sales revenue is attributable to geographic locations based on the location of the customer, as follows:

(Korean Won (₩) in thousands)

	2011	2010	2009
Export
North America	₩ 1,102,372	₩ 855,509	₩ 693,543
Asia	21,491	49,220	111,835
Europe	523,205	327,126	186,687
Other	89,432	44,993	107,966
	1,736,500	1,276,848	1,100,031

Domestic Sales	817,833	61,842	273,348
	₩ 2,554,333	₩ 1,338,690	₩ 1,373,379

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

Size of Industry

World Medical Device Market

The demand for medical devices is influenced by an increasing patient population and the focus on health care cost containment and preventative therapies. Medical devices include a broad range of surgical devices and equipment used in cardiovascular, orthopedics, respiratory, ophthalmic, neurology, urinary, disposable, infection and more. The world medical device industry is expected to grow at a compound annual growth rate of 5.0 percent between 2011 and 2016.

World Medical Device Market size (US $ M), 2011-2016

	2011	2012	2013	2014	2015	2016	CAGR(’11 ~ ’16, %)
Market size	273,339	284,469	298,487	313,496	331,332	348,675	5.0

Source: Espicom, The World Medical Markets Forecasts to 2016, 2011

The global market for medical equipment and supplies is valued at US $ 273.3 billion in 2011. The CAGR for the 2006-2010 periods is 5.3%, although this masks the major reduction in growth which has occurred in 2009 and 2010. Many markets which experienced very rapid growth in the years prior to 2009 have experienced a fall due to reduced spending, exchange rate movements or a combination of both. Market growth is expected to resume in 2011 and beyond, although it will not be as rapid as before the global economic downturn. Espicom projects that the total market will rise to US$348.7 billion by 2016, equal to US$60 per capita. Some of the best prospects for growth will be in the developing markets of Asia, Latin America and Central Europe, while traditional Western markets represent more steady performers. The USA is the world largest market, valued at US$105.8 billion in 2011, equal to 38.6% of the global total. Japan is the second largest, with US$32.3 billion (11.8%), and Germany third with US$19.6 billion (7.2%). All three count among the world richest markets, although Switzerland and the Scandinavian countries often outperform them in terms of per capita spending. The value of the four BRIC markets (Brazil, Russia, India and China) amounted to US$21.6 billion in 2011, equal to 7.9% of the world total. The value of the Chinese and Russian markets in particular have grown strongly in recent years, and China is set to further climb the rankings. While Chinese per capita spending remains very low at US $6.8 in 2011, in absolute terms the market is the 5th largest in the world in 2011 and is set to become the fourth largest by 2012.

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

Aesthetic Laser and Energy Devices

The global market for Aesthetic Laser and Energy Devices was valued at $1.1 billion in 2010, and is forecast to reach $ 2.5 billion in 2017, at a CAGR of 13%. The Market driven by increasing awareness among patients about the appropriate procedures available to them. This is supplemented by many factors from the supply side. The increasing number of players in the Aesthetic Laser and Energy Devices market has led to intense competition between the companies. This is expected to result in a reducing price trend in the near future, in turn increasing affordability for the patients. Non-invasive devices will be the fastest growing category in the Aesthetic Laser and Energy Devices market. Non-invasive devices are driven by the benefits associated with them, such as minimal downtime, cost effectiveness will be the focal point for the new entrants and existing companies in the market. Emerging markets have huge potential for body contouring and skin rejuvenation procedures due to rising income levels and increasing affordability. Recovery of the developed economies is on of the key factors for the growth of Aesthetic Laser and Energy Devices. In 2010, revenue Aesthetic Laser and Energy Devices form the US and Europe grew by about 30% to 40% over 2009.(Aesthetic Laser and Energy Devices – Global Market Briefing to 2017, Global Data, July, 2011)

Direct-energy Based Medical Devices Market (U.S)

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

As of December 31, 2011, the Company had one subsidiary. The acquisition dates and Meridian Co., Ltd.'s ownership percentages of its consolidated subsidiaries as at December 31, 2011, 2010 and 2009 are as follows:

			Acquisition	Percentage ownership at December 31,
Subsidiary	Country of Incorporation	Primary Business	Date	2011	2010	2009
Meridian America Medicals, Inc.	USA	Wholesale and retail of medical equipment	March 4, 2002	Dissolved	75.76%	75.76%
Meitian Co., Ltd	Korea	"	September 29, 2005	100.00%	100.00%	100.00%

On March 4, 2002, Meridian acquired 100% ownership of Meridian America Medicals, Inc. located in the city of Irvine, California, USA to establish distribution post for the North American market. On December 13, 2004 and February 15, 2005, Meridian America Medicals, Inc. issued new common stock, of which the shares were entirely subscribed by a non-controlling shareholder, Meridian Medical, Inc. Consequently; the ownership by Meridian was diluted from 100% to 75.76%. However, MAMI was excluded from the consolidation as of December 31, 2011 since the Company has disposed the remaining shares of MAMI on September 1, 2011.

On September 29, 2005, Meridian acquired 100% ownership of Rapha & Health Co., Ltd. for 50 million Won in cash to systemize its sales process in domestic (Korea) market. On June 7, 2006, Rapha & Health Co., Ltd. changed its name to Meitian Co., Ltd. However, Meitian Co., Ltd. ceased its operation in April 2008, so that Meridian could concentrate its resources on the overseas markets.

Directors and Senior Management Team

IN BEOM PARK, President, CEO and DirectorMr. Park graduated from the Seoul National University with a degree in Sociology. From 1991 to 1998 he was the head of the Development & Planning Department of Kia Techono Co., Ltd. He was the Founder of Eduevision Korea Co., Ltd. in 1999. Mr. Park joined Meridian in 2002 as the head of the Planning Department and CFO and was appointed as CEO in November 2009.

JOHN Y.C. MYUNG, (Secretary, CFO and Director resigned in March 2011)Mr. Myung graduated from the Pusan University with a degree in Computer Statistics. From 1985 to 1991 he worked in the R&D department of LG Electronics. He was appointed as a chief of Planning Department of Medison Co., Ltd. in 1991 and later appointed and served as a director of international sales. While he was in charge of international sale in Medison, he contributed on significant growth of oversea sales in Europe, North America, Japan and Southeast Asia and the oversea sales was increased from US$20M to $70M. He also served as a director of Management & International Marketing Business of Korea Strategic Partners that the primary businesses are dental X-ray and panoramic sales in Korea from 2001 to 2007. Mr. Myung joined Meridian in 2007 as an international sale director and was appointed as CEO in April 2009. In November 2009, Mr Myung resigned and appointed Secretary and CFO.

HYUNG KYOON KIM, (Director resigned in March 2011)Mr. Kim graduated from Seoul National University a degree in Anthropology in 1989. From 1995 to 2007 he was the manager of the Security Trading department of Daewoo Securities. In April 2006, he was appointed a Director of Meridian.

HYEON-SEONG MYEONG, Secretary, CFO and Director (appointed in March 2011)Mr. Myeong graduated from the Seoul National University in 1982 with a degree in Electronic Engineering. From 1983 to 1988 he was Section Chief of Research Center for the GoldStar (LG Electronics) Company. From 1990 to 1991 Mr. Myeong was Division Chief of Research for Medison Co. Ltd., a large Korean medical device company. From 1992 to 1993 he was the Chief of the International Technical Coordination and the Vice President of a Joint Corporation with Russia (Ultramed) as a director of Medison Co., Ltd. Since the Company’s founding until October 2009, Mr. Myeong had been the President and CEO of the Company and was the founder of the Company. In March 2011, Mr Myeong appointed Secretary and CFO and Director.

J. RICHARD LANDRETH, Director (appointed in March 2011)Mr. J. Richard Landreth graduated from the Guiford College with a degree in Administrative Science-Management. From 1969 to 1986 worked in Flakt Products as a master scheduler. From 1987 to 2000 he worked in the manufacturing department of Grass America. From 2001 to present he served as office manager in Salvage Discount Inc. In March 2011, Mr J. Richard appointed Director.

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

A. OPERATING RESULTS

Revenue

The following table sets forth, for the periods indicated, our consolidated revenue by product:

(Korean Won (₩) in thousands)

	For the year ended Dec. 31, 2011		For the year ended Dec. 31, 2010		For the year ended Dec. 31, 2009
Product	Revenues	Revenues % to total	Revenues	Revenues % to total	Revenues	Revenues % to total

LAPEX BCS	1,947,972	76.3%	934,675	69.8%	909,583	66.2%
DPA	33,201	1.3%	165,229	12.4%	167,071	12.2%
Others	573,160	22.4%	238,786	17.8%	296,725	21.6%
Total	2,554,333	100.0%	1,338,690	100.0%	1,373,379	100.0%

The following table sets forth, for the periods indicated, our consolidated revenue by market:

(Korean Won (₩) in thousands)

		2011			2010			2009
Regions		Revenue	% to revenue		Revenue	% to revenue		Revenue	% to revenue

North America	₩	1,102,372	43.2	₩	855,509	63.9	₩	693,543	50.5
Asia
Japan		13,095			22,787			-
Taiwan		3,319			24,768			111,835
Others		5,077			1,665			-
Total in Asia		21,491	0.8		49,220	3.7		111,835	8.1
Europe
UK		32,676			74,941			13,267
Sweden		19,676			93,469			103,784
France		234,539			116,530			-
Turkey		119,765			42,186			-
Germany		116,549			-			41,815
Others		-			-			27,821
Total in Europe		523,205	20.5		327,126	24.4		186,687	13.6
Other regions		89,432	3.5		44,993	3.4		107,966	7.9

International Sales		1,736,500	68.0		1,276,848	95.4		1,100,031	80.1
Domestic Sales		817,833	32.0		61,842	4.6		273,348	19.9
Total	₩	2,554,333	100	₩	1,338,690	100	₩	1,373,379	100

The following table sets forth, for the periods indicated, financial data as percentage of total revenues by item as a percentage of the amount over the comparable period in the previous years.

	Percentage of Sales For the year ended December 31,
	2011	2010	2009
Sales	100	100	100
Cost of sales	48.6	52.5	32.1
Gross profits	51.4	47.5	67.9
Operating expenses	37.9	120.7	217.3
Income(loss) from operations	13.5	(73.2)	(149.4)
Other income (expenses)	(6.8)	(32.4)	(32.4)
Non-controlling interest	-	12.8	17.2

Income (loss) before income taxes	6.7	(105.6)	(181.8)
Income taxes		-	-
Net income (loss)	6.7	(105.6)	(181.8)

Sales Revenue

In 2011, due to the aggressive marketing and sales channel development for the North American market and European market, the Company's sales volume increased by 28.9%, 59.9%, respectively (1,102,372 thousand Won, 523,205 thousand Won in 2011) compared to for the year ended 2010. In North America market, 99% of total sales in North America were U.S market. In addition to the increased sales in France started in 2010, strong sales in Turkey and Germany has resulted good performance in Europe market.

In the case of the domestic market, the Company temporarily has sold third-party's merchandise (amount to 496,838 thousand Won) in addition to its manufactures such as LAPEX BSC Pro, DPA. As a result, the domestic sales volume has increased by 755,991 thousand Won.

Gross Profits & Gross Margin

In 2011, the rate of sales cost is 48.6%, decreased by 3.9% compared with 52.5% in 2010. The major factors of the decrease of cost of sales are as follows; The Company is trying to find out competitive new vendors for diversifying the suppliers for the decreasing in the price of raw materials. Also, the Company has controlled effectively labor and other manufacturing cost.

Operating Expenses

In 2011, the Company has switched to an operating profit amount to 345,096 thousand Won from the loss of 979,457 thousand Won in 2010. This turnaround is due to an increase in sales volumes, decreases in bad debt expense, and reduction of fees paid. The Company’s operating loss has decreased to 979,457 thousand Won for the year ended December 2010 from loss of 2,053,055 thousand Won in 2009 and from the loss of 228,105 thousand Won in 2008. The decrease in the operating loss in 2010 was primarily due to the decrease of operating expenses. Operating expenses as a percentage of total sales was to 120.7% for the year ended December 31, 2010, as compared to 217.3% in 2009 and 78.5% in 2008. The decrease compare to 2009 was mainly attributable to decrease in salary cost by 52% to 262,625 thousand Won in 2010 from 550,253 thousand Won in 2009 and decrease in bad debt expenses by 50.5% to 614,137 thousand Won in 2010 from 1,240,146 thousand Won in 2009.

Research and Development Expenses

Research and development expenses consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached. The Company has expensed 256,465 thousand Won, 170,506 thousand Won and 283,237 thousand Won as research and development expenses during the years ended December 31, 2011, 2010 and 2009, respectively.

Other Expense(Income)

Other expense was 173,134 thousand Won in 2011, as compared to other expense of 433,901 thousand Won in 2010 and other expense 444,353 thousand Won in 2009. This was primarily due to 84,563 thousand Won of gain on condoned liability. For the year ended December 31, 2011, the decrease of assets and liabilities denominated in foreign currency reduced the foreign currency translation income (expense) amounts compared to 2010.

B. LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2011(1)	2011	2010	2009
	(Korean Won (₩) in thousands, and US$)
Net cash provided by (used in) operating activities	US$ 121,532	₩ 140,796	₩ 100,829	₩ (17,698)
Net cash provided by (used in) investing activities	7,639	8,850	12,064	(35,000)
Net cash provided by (used in) financing activities	(99,869)	(115,700)	(111,100)	55,401
Net increase(decrease) in cash	29,302	33,946	1,793	2,703
Cash at beginning of year	6,407	7,423	5,630	2,927
Cash at end of year	35,709	41,369	7,423	5,630

Note:

For the convenience of the reader, the Won amounts are expressed in US$ at the rate of Won 1,158.5 to US$1.00, the exchange rate announced by the Federal Reserve Bank of New York on December 31, 2011.

Net cash provided by (used in) operating activities was 140,796 thousand Won ($121,532) in 2011, 100,829 thousand Won in 2010 and (17,698) thousand Won in 2009. The main reason of the positive net cash provided in operating activities is from net income greater than adjustments to reconcile net income (loss) from operations to net cash used in operating activities in 2011.

Net cash provided by (used in) investing activities was 8,850 thousand Won ($7,639) in 2011, 12,064 thousand Won in 2010 and (35,000) thousand Won in 2009. The main reason of the positive net cash in investing activities for the year ended 2011 and 2010 were disposal of subsidiary equity and disposal of tangible asset. The main reason of the negative net cash in investing activities for the year ended 2009 was the increase of the tangible asset acquisitions.

Net cash used in financing activities was 115,700 thousand Won ($99,869) in 2011, 111,100 thousand Won in 2010 mainly due to the repayment of current portion of long-term debt and repayment long term borrowings. We generated positive cash flow from financing activities of 55,401 thousand Won in 2009 and 250,321 thousand Won in 2008 reflecting the increase in our short-term and long term borrowing.

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

Proprietary Technology and Other Intellectual Properties

The Company has 5 registered patents, 2 design rights and 7 trademarks at the Korea, Japan and China Industrial Property Office. The Company believes that Korean intellectual property laws and regulations afford owners of intellectual property protections similar to those enjoyed by owners of intellectual property in the United States. Korean intellectual property laws were amended at the end of 1995 to harmonize them with the Trade-Related Aspects of Intellectual Property Rights Agreement.

The Company’s registered patents are summarized in the following table:

TECHNOLOGY DESCRIPTION	REGISTRATION NUMBER	DATE OF REGISTRATION
(PATENTS)
Diagnostic device using the electricfeatures of the human body	KR130791	November – 97
Automatic detection ofmeridians by probe device	KR210233	April – 99
Pulse formation analysis device	KR0368021	December – 02
Laser beam irradiation device	KR0457964	November – 04
Adipose Resolve Apparatus forLow-Power LASER: Korea	KR0653441	November – 06
Adipose Resolve Apparatus forLow-Power LASER: PCT	PCT – KR20061000694 WO 2006/093384 A1	September – 06
Adipose Resolve Apparatus forLow-Power LASER: Japan	JP4143114	June – 08
Adipose Resolve Apparatus forLow-Power LASER: China (pending)	ZL 2006 8 0004048. 3	December – 11

(DESIGN)
Electrode holder forlaser treatment	0302314	June – 02
Electrode for laser treatment	0302315	June – 02

(TRADEMARK)
Lapex	0500915	September – 01
Biomeridian	0522196	June – 02
Pulsecare	0538120	December – 02
Mcview	0531965	October – 02
Meridian CI Logo	0685047	November – 06
DPA
USA	3658804	July – 09
Korea	40-0755763	August – 08
Lapex
USA	3523481	December - 08
EU	006327399	September - 08
Japan	5134672	May – 08
China	6312375	February - 10

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

REGION	REGULATION	PRODUCTS APPROVED

Korea	KFDA	Meridian-II, ABR-2000, LAPEX-2000, LAPEX–BCS (LipoLaser), LAPEX BCS Pro (LAPEX-2000P), DPA (Digital Pulse Analyzer)
Taiwan	Taiwan Department of Health	LAPEX-2000
U.S.A.	FDA	Meridian-II, Meridian Portable, LAPEX-2000, ABR-2000, DPA(Digital Pulse Analyzer), LAPEX BCS, Lucia (LAPEX BCS Pro)
Canada	Health Canada	DPA (Digital Pulse Analyzer), LAPEX-2000 LipoLaser
South America	FIP	Meridian-II, LAPEX-2000
South Africa	South African Department of Health	LAPEX BCS and LAPEX BCS Pro
EU	CE EMC, CE LVD CE MDD	LAPEX BCS, LAPEX BCS Pro : CE LVD, CE EMC DPA, LAPEX BCS and LAPEX BCS Pro: CE MDD (CE0123)
International	ISO13485:2003 ISO13485:CMDCAS	Quality Assurance System for Digital Pulsewave Analyzer and Laser Therapy Device
Australia	TGA	DPA

D. TREND INFORMATION

The operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general unstable global economic conditions, especially U.S and Europe region. The Company is actively seeking to expand its sales into North America, Europe and the Company is in transition of its target market, mainly preventive medicine and aesthetic laser market with Lapex BCS and DPA. These two products contributed 77.6% of the total sales revenue in 2011 and 82.2% in 2010. In 2011, the sales portions from North America and Europe were 43.2% and 20.5% of the total revenue of the Company.

E. OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

		Payments due (by period) (Korean Won (₩) in thousands)
				Less than						more than
Contractual Obligations		Total		one year		1-3 years		3-5 years		5 years
Long-term accounts payable	₩	757,896	₩	757,896	₩	-	₩	-	₩	-
Operating lease obligations		121,000		66,000		55,000		-		-

Long-term debt obligations (1)		4,561,458		3,912,376		649,082		-		-
Grand total	₩	5,440,354	₩	4,736,272	₩	704,082	₩	-	₩	-

(1) See Note 12. “Long-Term Borrowings” of consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

See Item 4.C.

B. COMPENSATION

Name & Principal (Position)	Year	Salary (Korean Won (₩))	Bonus (Korean Won (₩))	Accrued Severance Benefits (Korean Won (₩))	All Other Compensation

Park, In Beom (Director, President, CEO appointed in November 2009)	2011	50,400,000	Nil	25,900,000	Nil

John Y.C. Myung (Director, Secretary, CFO resigned in March 2011)	2011	Nil	Nil	Nil	Nil

Hyung Kyoon Kim (Director resigned in March 2011)	2011	Nil	Nil	Nil	Nil

Myeong, Hyeon-Seong (Director, Secretary, CFO appointed in March 2011)	2011	58,800,000	Nil	84,003,676	Nil

J, Richard Landreth (Director appointed in March 2011)	2011	Nil	Nil	Nil	Nil

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

C. BOARD PRACTICES

Not applicable

D. EMPLOYEES

The Company has 15 employees in the following areas:

Department	Number of Employees

CEO	1
CFO	1
Finance and Accounting	3
Sales and Customer Support	2
Research and Development	3
Technical Support	2
Purchasing	1
Quality Control	2
Total	15

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of December 31, 2011 and May 31, 2012, (a) each of the Company’s directors and officers, and (b) all directors and officers of the Company, as a group:

Name and address of beneficial owner	Amount Stock Beneficially	Percentage of	Amount Stock Beneficially	Percentage of
and position with the company	Owned as of Dec. 31, 2011	Class as of Dec.31,2011	Owned as of May 31, 2012	Class as of May 31, 2012

In Beom Park	Nil	Nil	Nil	Nil
(Director, President, CEO appointed in November 2009)
#909-202, JungSan Maeul 9 Danji Apt,
Jungsan-dong, Ilsandong-gu,
Goyang-si, Gyeonggi-do, Korea

John Y.C. Myung	Nil	Nil	Nil	Nil
(Director, Secretary, CFO resinged in March 2011)
476-2, munhwa-dong, joong-gu,
Deajeon-si, Korea

Hyung Kyoon Kim	Nil	Nil	Nil	Nil
(Director resinged in March 2011)
Dongil-hivill apt, 2102-802,
joong-dong, kiheung-gu,
Yongin-si, Gyeonggi-do, Korea

Hyeong Seong Myeong	971,500 common shares	2.65%	971,500 common shares	2.65%
(Director, Secretary, CFO appointed in March 2011)
201-2101, Hyundai I-Park 2cha APT.
815,Chang-dong, Dobong-gu, Seoul, Korea

J. Richard Landreth	Nil	Nil	Nil	Nil
(Director appointed in March 2011)
4307 Kernersville Road, Kernersville,
N.C. 27284, USA

All officers and Directors as a
Group	971,500	2.65%	971,500	2.65%

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

On March 19, 2001, the Company granted stock options to its executive officers, directors and 13 employees to purchase 425,250 common shares at an exercise price of Won 680 per share. The options vested on March 19, 2004 and were exercisable until March 18, 2008. At December 31, 2011 there was no stock option plan outstanding.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of December 31, 2011 and May 31, 2012), by each person known to us to own beneficially more than five percent (5%) of our shares.

Name and address	Amount Stock	Percentage of Class	Amount Stock	Percentage of Class	Number of Stock Option
	Beneficially Owned As of Dec. 31 2011	of Dec.31, 2011	Beneficially Owned as of May 31 2012	of May 31, 2012	Held

The Hong Group of Companies including:	3,171,400 common shares	8.67%	3,171,400 common shares	8.67%	Nil
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

Securities held in the host country

The Company has legally issued its shares and complied with the filing requirements pursuant to the SEC regulations. However, 13,975,159 common shares issued through S-8 registrations, (i) for acquisition of By George Holdings, (ii) debt-for-equity swap on October 21, 2004 and (iii) service fee for IR and marketing activities, have not been included in the Korean Commercial Registration Office due to the different requirements of the share issuance between the US and Korean Commercial Laws. The number of outstanding shares and capital stock as of December 31, 2011 in SEC and in Korean Commercial Registration Office are as follows:

(Korean Won (₩) in thousands,)

		Korean Commercial
	SEC	Registration Office
Number of outstanding shares	36,594,156	20,821,182
Capital Stock	₩ 3,659,415	₩ 2,082,118

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

On March 30, 2011, the Company filed a lawsuit pending in Patent Court of Korea against Duruwel Co., Ltd. relating to a patent infringement. While the Company believes that the ultimate resolution of this pending action will be favorable to the Company, financial positions or cash flows, litigation is subject to inherent uncertainties.

On August 8, 2011, the Company filed a lawsuit against Dae Yang Medical Co., Ltd. in District Court of Korea, Seoul, alleging infringement of patent right. This case returned a verdict in favor of the plaintiff and against the Company. The judgment was entered on the verdict by the court dismissing the claims on April 4, 2011. Subsequently, the Company filed an appeal on April 16, 2012. In the opinion of management, these matters are not expected to have a significant effect on the Company's financial position or results of operations.

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

	OTC Bulletin Board
	High (U.S.$)	Low (U.S.$)
Annual Highs and Lows
2010	0.21	0.02
2009	0.3	0.06
2008	1.35	0.16
2007	1.54	0.4

Quarterly Highs and Lows
2011
Fourth Quarter	0.04	0.002
Third Quarter	0.047	0.0025
Second Quarter	0.05	0.014
First Quarter	0.08	0.026
2010
Fourth Quarter	0.15	0.02
Third Quarter	0.17	0.05
Second Quarter	0.19	0.05
First Quarter	0.21	0.07

Monthly Highs and Lows

2012
May	0.03	0.025
April	0.03	0.027
March	0.0395	0.025
February	0.045	0.03
January	0.04	0.006

The transfer of our common shares is managed by our transfer agent, Computershare Investor Services (formerly called Pacific Corporate Trust Company), 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Telephone: 604.689.9853; Facsimile: 604.689.8144).

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common shares are quoted on the Over-the-Counter Pink Limited. Our symbol is "MRDAF" and our CUSIP number is Y6020X 10 3.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUER

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company is authorized to issue 100,000,000 shares of common stock, each share of common stock having equal rights and preferences, including voting privileges. The Company is not authorized to issue shares of preferred stock. As of December 31, 2011 there were 36,594,156 shares of the Company's stock issued and outstanding. The shares of common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefore; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock. Holders of the shares of the Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Dividends

Dividends are distributed to shareholders in proportion to the number of shares of capital stock owned by each shareholder following approval by the shareholders at a general meeting of shareholders. Under the Commercial Code and the Company's Articles of Incorporation, the Company will pay, to the extent declared, full annual dividends on newly issued shares. The Company may declare dividends annually ("annual dividends") at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. Shortly after the annual general meeting, the annual dividend is paid to the shareholders of record as of the end of the preceding fiscal year. Annual dividends may be distributed either in cash or in shares provided that shares must be distributed at par value and dividends in shares may not exceed one-half of the annual dividends. Under the Commercial Code and the Company's Articles of Incorporation, the Company does have an obligation to pay any annual dividend unclaimed for five years from the payment date. The Commercial Code provides that a company shall not pay an annual dividend unless it has set aside in its legal reserve an amount equal to at least one-tenth of the cash portion of such annual dividend or has a legal reserve of not less than one-half of its stated capital. The Commercial Code also provides that a company may pay an annual dividend out of the excess of its net assets over the sum of (i) its stated capital, (ii) the aggregate amount of its capital surplus reserve and legal reserve which have been accumulated up to the end of the relevant dividend period, and (iii) the legal reserve to be set aside in respect of such annual dividend. Such reserves are not available for payment of cash dividends but may be transferred to capital stock or used to reduce an accumulated deficit through a shareholder action.

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

C. MATERIAL CONTRACTS

Not applicable.

D. EXCHANGE CONTROLS

The Foreign Exchange Transaction Law of Korea and the Presidential Decree and regulations established thereunder (collectively the "Foreign Exchange Transaction Laws") regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by such laws or otherwise permitted by the Ministry of Strategy and Finance. The Financial Supervisory Commission also has adopted, pursuant to the delegated authority under the Securities and Exchange Law of Korea, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, if the Government deems that certain emergency circumstances are likely to occur, it may require certain investors to obtain prior approval for certain Capital Transactions as defined in the Foreign Exchange Transaction Laws from the relevant Korean authority or to deposit a certain portion of the investors' holdings in Korea. Such emergency circumstances include sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or a substantial disturbance in the Korean financial and capital markets.

Government Reporting Requirements

In order for the Company to issue its shares outside of Korea, the Company is required to file a prior report of such issuance with the Ministry of Strategy and Finance. No further approval from the Government is necessary for the issuance of the Company's shares. Furthermore, prior to making an investment to 10% or more of the outstanding shares of a Korean company, foreign investors are generally required under the Foreign Investment Promotion Law to submit a report to a Korean bank pursuant to a delegation by the Ministry of Commerce, Industry and Energy. Subsequent sale by such investor of the shares will also require a prior report to such bank

Dividend to be declared in Won

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

Not applicable

I. SUBSIDIARY INFORMATION

See Note 2 of the Consolidated Financial Statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Disclosure

Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in market rates of interest and foreign exchange. The Company's primary market risk exposures are fluctuations in exchange rates, interest rates and equity prices. The Company is exposed to foreign exchange risk related to export sales denominated in foreign currency. All of the Company's export sales are denominated in U.S. Dollars, regardless of the currencies of the countries/regions in which the purchasers are located. For the year ended December 31, 2011, the Company had an aggregate 1,736,500 thousand Won export sales, accounting for 68% of the Company's total revenues. The Company has no other significant foreign currency denominated revenue. As a result, changes in the foreign exchange rate between the Won and the Dollar may significantly affect the Company due to the effect of such changes on the amount of payment, denominated in Won, the Company receives from foreign purchasers on the export sales. As of December 31, 2011, all of the Company's liabilities are denominated in Won. Therefore, if the Won depreciates against the Dollar by 10% and all other variables are held constant from their levels for the year ended December 31, 2011, the Company estimates that the payment receivable from its overseas customers will decrease by approximately 46,132 thousand Won ($39,820) in 2011. The Company is exposed to interest rate risk due to significant amounts of short-term and long-term debt. Upward fluctuations in interest rates increase the cost of additional debt. However, as of December 31, 2011, the Company had no floating rate borrowings. Currently the Company does not use any derivatives or other financial instruments to mitigate these risks discussed above.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company currently has the default interest payment of 1,093,205 thousand Won ($943,638).

Due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2011, Meridian has not paid 3,053,294 thousand Won of principal and 1,090,818 thousand Won of accrued interest outstanding to financial institutions, and 757,896 thousand Won of accounts payable to various vendors.

The details of the debt restructuring of the Company, which is disclosed in Item 8 and Note 2 to the consolidated financial statements in this report, were reported in the form 6-K filed on March 28, 2004.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Our management has evaluated, with the participation of our Chief Executive Officer and Director, the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Director concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Director, as appropriate to allow timely decisions regarding required disclosure.

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

Our management has completed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a) Audit Fees: In the fiscal year 2011, the Company was charged 35,440,613 Won ($33,189.6) for professional services rendered by its auditors for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for the fiscal year 2011.

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

ITEM 18. FINACIAL STATEMENTS

Meridian Co., Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years ended December 31, 2011, 2010 and 2009

Table of Contents

Independent Auditors' Report

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' Deficiency

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Meridian Co., Ltd.

We have audited the accompanying consolidated balance sheets of Meridian Co., Ltd., and subsidiary (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ deficiency, and cash flows for the years ended December 31, 2011, 2010 and 2009. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Meridian Co., Ltd. and subsidiary as of December 31, 2011 and 2010, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's significant accumulated deficit and working capital deficit raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Choi, Kim & Park LLP

Los Angeles, California

July 23, 2012

Meridian Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2011 and 2010
(in thousands of Korean Won (₩))

	2011 (in US$)
	(Note 4)
ASSETS	(unaudited)	2011	2010

Current assets :
Cash and cash equivalents (Note 3)	$ 35,709	₩ 41,369	₩ 7,423
Trade accounts receivable - less allowance for doubtful accounts
of 12,559 (USD 10,841) in 2011 and 297,840 in 2010 (Notes 3 and 6)	405,352	469,601	54,887
Short-term loans - less allowance for doubtful accounts
of 37,791 (USD 32,621) in 2011 and 37,791 in 2010	-	-	35,000
Other accounts receivable - less allowance for doubtful accounts
of nil in 2011 and 2010	59,152	68,528	40,028
Inventories, net (Note 7)	245,654	284,591	134,932
Other current assets	29,105	33,719	46,348

Total current assets	774,972	897,808	318,618

Property, plant and equipment, net (Notes 3 and 8)	3,579	4,147	16,466
Security deposits	43,271	50,130	4,208
Patents and trademarks, net of amortization (Notes 3 and 10)	-	-	188

TOTAL ASSETS	$ 821,822	₩ 952,085	₩ 339,480

The accompanying notes are an integral part of these Consolidated Financial Statements.

(Continued)
Meridian Co., Ltd. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2011 and 2010
(in thousands of Korean Won (₩))

	2011 (in US$)
	(Note 4)
LIABILITIES AND DEFICIENCY	(unaudited)	2011	2010

Current liabilities
Accounts payable	$ 2,167,623	₩ 2,511,192	₩ 2,346,450
Current portion of long-term accounts payable (Note 2)	654,204	757,896	863,102
Short-term borrowings (Note 11)	506,258	586,500	681,500
Current portion of long-term borrowings (Note 12)	3,377,104	3,912,375	3,343,983
Accrued expenses	943,638	1,093,205	919,804
Advanced received	132,653	153,679	303,585
Deferred warranty revenue	80,769	93,571	31,971
Other current liabilities	46,931	54,363	49,917
Total current liabilities	7,909,180	9,162,781	8,540,312

Long-term borrowings (Note 12)	560,277	649,081	1,298,163
Accrued severance benefits (Note 13)	157,421	182,373	167,123
Total liabilities	8,626,878	9,994,235	10,005,598

Commitments and contingencies (Note 14)	-	-	-

Deficiency (Note 15)
Meridian Co. shareholders' deficiency
Common stock - par value 100 WON per share; 100 million shares
authorized; issued and outstanding 36,594 and 35,094 thousand	3,158,752	3,659,415	3,509,415
shares at December 31, 2011 and December 31, 2010
Additional paid-in capital	5,365,548	6,215,988	6,232,505
Accumulated deficit	(16,329,356)	(18,917,553)	(19,121,226)
Accumulated other comprehensive income (loss)	-	-	90,024
Total Meridian Co. shareholders' deficiency	(7,805,056)	(9,042,150)	(9,289,282)

Non-controlling interest	-	-	(376,836)

Total deficiency	(7,805,056)	(9,042,150)	(9,666,118)

TOTAL LIABILITIES AND DEFICIENCY	$ 821,822	₩ 952,085	₩ 339,480

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended December 31, 2011, 2010 and 2009
(in thousands of Korean Won (₩), except per share amounts and number of shares)

	2011 (in US$)
	(Note 4)
	(unaudited)	2011	2010	2009

Sales (Notes 3 and 20)	$ 2,204,863	₩ 2,554,333	₩ 1,338,690	₩ 1,373,379

Cost of sales	1,071,630	1,241,483	702,851	441,416
Gross profits	1,133,233	1,312,850	635,839	931,963

Selling, general and administrative expenses	613,976	711,290	1,444,790	2,701,781
Research and development expenses	221,376	256,464	170,506	283,237
Income(loss) from operations	297,881	345,096	(979,457)	(2,053,055)

Other income (expense) (Note 16)
Interest income	63	72	44	52
Interest expense	(202,759)	(234,896)	(230,784)	(231,489)
Foreign transaction loss	(402)	(466)	(21,605)	(14,660)
Income (expense) on foreign currency translation, net	2,644	3,063	(53,520)	(148,378)
Loss from sales of subsidiary equity	(1,238)	(1,434)	-	-
Other, net	52,242	60,527	(128,036)	(49,878)
Total other income (expense)	(149,450)	(173,134)	(433,901)	(444,353)
Income (loss) before provision (benefit) for income taxes	148,431	171,962	(1,413,358)	(2,497,408)

Income taxes (Note 17)	-	-	-	-
Net income (loss)	148,431	171,962	(1,413,358)	(2,497,408)
Less: Net loss attributable to non-controlling interest	-	-	171,130	235,924

Net Income (loss) attributable to Meridian Co., LTD.	148,431	171,962	(1,242,228)	(2,261,484)

Other comprehensive income
Foreign exchange translation gain during the period	(77,703)	(90,024)	28,084	66,351

Comprehensive income (loss)	70,728	81,938	(1,214,144)	(2,195,133)

Net income (loss) per common share (Note 18)
Basic and diluted	$ 0.004	₩ 5	₩ (40)	₩ (71)

Weighted average number of common shares
Basic and diluted	36,483,197	36,483,197	35,094,156	35,094,156

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiaries
Consolidated Statement of Changes in Shareholders' Deficiency
For the Years Ended December 31, 2011, 2010 and 2009
(in thousands of Korean Won (₩), except shares data)

					Accumulated	Deficiency
	Common Stock Issued		Additional		Other	Attributable to
			Paid-in	Accumulated	Comprehensive	Non-Controlling
	Shares	Amount	Capital	Deficit	Income (Loss)	Interest	Total
Balance at January 1, 2009	35,094,156	₩3,509,415	₩6,232,505	₩15,617,514)	₩ (4,411)	₩ -	₩(5,880,005)
Net income (loss)				(2,261,484)		(235,924)	(2,497,408)
Other comprehensive loss:
Foreign translation loss	-	-	-	-	66,351	21,232	87,583
Balance at December 31, 2009	35,094,156	₩3,509,415	₩6,232,505	₩(17,878,998)	₩61,940	₩ (214,692)	₩ (8,289,830)

Net income (loss)				(1,242,228)		(171,130)	(1,413,358)
Other comprehensive loss:
Foreign translation loss	-	-	-	-	28,084	8,986	37,070
Balance at December 31, 2010	35,094,156	₩3,509,415	₩6,232,505	₩(19,121,226)	₩90,024	₩ (376,836)	₩ (9,666,118)

Issuance of common shares	1,500,000	150,000	15,194				165,194
Net income (loss)				171,962			171,962
Disposal of subsidiary equity			(31,711)	31,711	(90,024)	376,836	286,812
Balance at December 31, 2011	36,594,156	₩3,659,415	₩6,215,988	₩(18,917,553)	₩ -	₩ -	₩ (9,042,150)

Balance at December 31, 2010 (in US$)
(Note 4)	35,094,156	$3,029,274	$5,379,805	$ (16,505,159)	$77,703	$ (325,278)	$ (8,343,655)

Issuance of common shares	1,500,000	129,478	13,115				142,593
Net income (loss)				148,431			148,431
Disposal of subsidiary			(27,372)	27,372	(77,703)	325,278	247,575
Balance at December 31, 2011	36,594,156	$3,158,752	$5,365,548	$ (16,329,356)	$ -	$ -	$ (7,805,056)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2011, 2010 and 2009
(in thousands of Korean Won(₩))

	2011 (in US$)
	(Note 4)
	(unaudited)	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	$ 148,431	₩ 171,962	₩ (1,413,358)	₩ (2,497,408)
Adjustments to reconcile net income (loss) from operations to net cash used in operating activities

Depreciation	11,288	13,078	24,912	38,172
Provision for severance benefits	31,262	36,218	33,322	75,583
Bad debt expenses, net	34,892	40,423	597,637	1,211,828
Amortization of intangible assets	162	188	189	189
Loss on disposal of property, plant and equipment	-	-	6,085	-
Equity in loss(gain) of investee	-	-	-	393
Loss on impairment of equity method investment securities	-	-	37,382	-
Loss from sales of subsidiary equity	1,237	1,434	-	-
Loss on disposal of inventory	-	-	54,606	-
Loss on obsolete inventory	28,458	32,969	29,617	-
Loss from correction of accounting error	-	-	5,494	-
Changes in operating assets and liabilities
Decrease (increase) in accounts receivable	(414,348)	(480,023)	99,737	397,375
Decrease (increase) in inventory	(155,013)	(179,583)	136,594	122,987
Decrease (increase) in other current assets	(26,646)	(30,870)	(31,174)	39,281
Decrease (increase) in security deposits	-	-	-	7,088
Increase (decrease) in accounts payable - trade	231,900	268,657	(26,928)	(82,593)
Increase (decrease) in accounts payable - other	138,561	160,524	195,210	709,664
Increase (decrease) in other current liabilities	73,996	85,725	319,424	82,522
Severance payments	-	-	-	(77,485)
Other	17,352	20,094	32,080	(45,294)
Sub-total	(26,899)	(31,166)	1,514,187	2,479,710

Net cash provided by (used in) operating activities	121,532	140,796	100,829	(17,698)

CASH FLOWS FROM INVESTING ACTIVITIES :
Proceeds from sales of property, plant and equipment	-	-	12,064	-
Proceeds from sales of subsidiary equity	8,631	10,000	-	-
Increase in short-term loans	-	-	-	(35,000)
Acquisition of property, plant and equipment	(992)	(1,150)	-	-
Net cash provided by (used in) investing activities	7,639	8,850	12,064	(35,000)

CASH FLOWS FROM FINANCING ACTIVITIES :
Proceeds from issuance of common stocks	142,593	165,194	-	-
Proceeds from short-term borrowings	-	-	-	29,500
Proceeds from long-term borrowings	-	-	-	34,512
Payment of long-term accounts payable	-	-	-	(8,611)
Repayment of short-term borrowings	(82,002)	(95,000)	(3,000)	-
Repayment of current portion of long-term debt	(160,460)	(185,894)	-	-
Repayment of long-term borrowings	-	-	(108,100)	-
Net cash (used in) provided by financing activities	(99,869)	(115,700)	(111,100)	55,401

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	29,302	33,946	1,793	2,703

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,407	7,423	5,630	2,927

CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 35,709	₩ 41,369	₩ 7,423	₩ 5,630

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$ 52,462	₩ 61,051	₩ 76,852	₩ 81,300
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES
Accrued severance benefits transferred to other current liability	$ 18,018	₩ 20,968	₩ 11,553	₩ 19,031

The accompanying notes are an integral part of these Consolidated Financial Statements.

Meridian Co., Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

(in thousands of Korean Won (₩))

Note 1. Nature of Operation

Meridian Co., Ltd. (“Meridian”), incorporated on April 19, 1994 under the laws of the Republic of Korea ("Korea"), and its subsidiary (hereinafter collectively referred to as the “Company”), are in the business of developing, manufacturing and selling of integrated medical equipment in domestic (Korea) and overseas markets.

On March 4, 2002, Meridian acquired 100% ownership of Meridian America Medicals, Inc. located in the city of Irvine, California, USA to establish a distribution post for the North American market. On December 13, 2004 and February 15, 2005, Meridian America Medicals, Inc. (“MAMI”) issued new common stock, of which the shares were entirely subscribed by a non-controlling shareholder, Meridian Medical, Inc. (“MMI”) Consequently, the ownership by Meridian was diluted from 100% to 75.76%. As of December 31, 2011, the Company excluded MAMI from the consolidated financial statement since the Company disposed the remaining shares in MAMI on September 1, 2011. However, the consolidated financial statements for all years presented do not reflect the disposal as discontinued operation because significant cash inflows are expected to be recognized by the remaining entity as a result of a migration of revenues from the disposed component after the disposal transaction.

On September 29, 2005, Meridian acquired 100% ownership of Rapha & Health Co., Ltd. for ₩ 50,000 in cash to systemize its sales process in domestic (Korean) market. On June 7, 2006, Rapha & Health Co., Ltd. changed its name to Meitian Co., Ltd.  However, Meitian Co., Ltd. ceased its operation in April 2008 so that Meridian could concentrate its resources on the overseas markets.

Note 2. Liquidity and Going Concern

Unlike the net loss of ₩1,413,358 for the year ended December 31, 2010, the Company recorded net profit of ₩171,962 for the years ended 2011. However, the Company still had an accumulated deficit of ₩ 18,917,553 and working capital deficits of ₩ 8,264,973 of as of December 31, 2011. The Company’s principal source of liquidity is ₩ 41,369 of cash, ₩ 482,161 of trade accounts receivable and ₩ 68,528 other accounts receivable as of December 31, 2011. Such conditions including the Company's inability to comply with debt restructuring approved by the Court in Korea in 2004 and its negative working capital position raise substantial doubt about the Company’s ability to continue as a going concern. These operating results occurred while the Company continues to develop and commercialize new products. These factors have placed a significant strain on the financial resources of the Company. The ability of the Company to overcome these challenges depends on its capacity to continue generating higher revenue and achieving positive cash flows , its profitability and continued sources of debt and equity financing. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern.

On August 4, 2003, when Meridian suffered deteriorated liquidity, the bank accounts of Meridian were suspended from the transactions such as check clearing and direct deposits. In addition, on February 27, 2004, Chooncheon District Court in Korea approved the Company’s debt restructuring plan (or composition) for the total debt of ₩ 4,697,927, which constituted approximately 68% of the total outstanding borrowings and payables of Meridian at that time. The creditors who have agreed to the debt restructuring include the following:

Account	Creditor	Amount
Borrowings	Woori Bank	₩ 391,787
	SMIⅡABS Specialty Co., Ltd.	1,000,000
	Rainbow Specialty Securitization Co., Ltd.	500,000
	Korea Technology Credit Guarantee Fund	1,151,884
	Small Business Corporation	300,000
	Korea Exchange Bank	125,831
	Shinhan Bank	41,612
	Subtotal – financial institutions	3,511,114
Accounts payable	Various vendors	1,186,813

	Total	₩ 4,697,927

The original terms of the borrowings, which include secured ₩ 34,200 and unsecured ₩ 3,476,914 of debts to various financial institutions, were alleviated. The new terms require installment payments over 7 years through 2013 at the fixed interest rate of 3.5% per annum. All accrued and unpaid interests on the borrowings were forgiven.

New terms were obtained for the accounts payable due to various vendors, which require installment repayments over 3 years through 2007 at no interest.

In January 2005, Woori Bank exercised its security right on an apartment owned by Meridian. The proceeds of ₩ 42,837 from foreclosure were used to pay debt principal, interest and other direct expenses related to the foreclosure.

Aside from the debt restructuring, Meridian had a borrowing from Chohung Bank (Chohung Bank has been merged into Shinhan Bank as of April 1, 2006), which was not included in the original restructuring plan, as the bank did not agree to the terms. In December 2005, Chohung Bank exercised its security right on the land and building, which had been provided as collaterals by Meridian. The proceeds of ₩ 883,308 from the foreclosure, was paid to preemptive other creditors and Chohung Bank. Subsequent to the foreclosure, the original debt restructuring plan was modified to include the outstanding principal of ₩ 1,074,455 to Chohung Bank. The repayments under the modified plan were scheduled as follows:

	2007	2008	2009	2010	2011	2012	2013	Total
Principal	₩ 650,757	₩ 650,757	₩ 650,757	₩ 650,757	₩ 650,757	₩ 650,757	₩ 650,756	₩ 4,555,298
Interest	159,435	136,659	113,883	91,106	68,329	45,553	22,777	637,742
Total	₩ 810,192	₩ 787,416	₩ 764,640	₩ 741,863	₩ 719,086	₩ 696,310	₩ 673,533	₩ 5,193,040

In December 2008, Korea Technology Credit Guarantee Fund reduced their original principal from ₩ 1,151,884 to ₩ 1,142,064. The repayments under the re-modified plan were scheduled as follows:

	2007	2008	2009	2010	2011	2012	2013	Total
Principal	₩ 456,966	₩ 649,082	₩ 649,082	₩ 649,082	₩ 649,082	₩ 649,082	₩ 649,081	₩ 4,351,457
Interest	481,388	158,465	162,399	150,251	138,315	45,461	22,727	1,159,006
Total	₩ 938,354	₩ 807,547	₩ 811,481	₩ 799,333	₩ 787,397	₩ 694,543	₩ 671,808	₩ 5,510,463

However, due to the recurring losses from operations, Meridian was not able to meet the repayment schedule. As of December 31, 2011, Meridian has not paid ₩ 3,053,294 of principal and ₩ 1,090,818 of accrued interest outstanding to financial institutions, and ₩ 757,896 of accounts payable to various vendors. However, the Company continuously tries to pay overdue principal and interest under the consultation with the creditor.

The status of the restructuring plan is reported to Chooncheon District Court, Korea every quarter. However, under the restructuring plan (or composition), the Court does not have authorities to dictate or supervise day-to-day financial activities, which is typical for court receivership. Therefore, any additional debt or equity financing could be made with no intervention from the Court.

Meridian continuously carried out an aggressive global marketing with the funds raised in 2011. As a result, the Company generated ₩ 345,096 operating profit for the year ended December 31, 2011. Despite of this effort, due to the global financial crisis and the entrance of imitation machines in export market, the Company’s performance is not easy to eliminate the accumulated deficit. However, the Company has a plan for attract new foreign investment that will improve financial structures and reinforce the R&D activity and marketing activity.

Note 3. Summary of Significant Accounting Policies

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Meridian, the parent company and its wholly-owned subsidiary, Meitian Co., Ltd. All significant inter-company balances and transactions have been eliminated.

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

Concentrations of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, short-term and long-term investments and accounts receivable. The Company places its cash primarily in deposit accounts with reputable financial institutions. The Company's accounts receivable are derived primarily from revenue earned from customers located in the U.S., Europe and Korea. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collaterals from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. There was ₩ 317,409 write-off in the year ended December 31, 2011 and was ₩ 522,823 write-off in 2010.

In 2011, the Company had two customers that each represented more than 10% of its revenues, one of which represented approximately 43.2% of revenues and the other which represented approximately 14.3% of revenues. In 2010, the Company had one customer represented approximately 55.8% of revenues. In 2009, the Company had two customers that each represented more than 10% of its revenues, one of which represented approximately 47.5% of revenues and the other which represented approximately 11% of revenues.

At December 31, 2011, the Company had one customer that accounted for 96% of account receivable. At December 31, 2010, the Company had one customer that accounted for 77% of accounts receivable.

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

No impairment loss was recognized in 2011, 2010 and 2009.

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

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2011, 2010 and 2009, amounted to ₩ 2,351, ₩ 2,623, and ₩ 4,202, respectively.

Research and Development Costs

Research and development costs consist primarily of payroll, depreciation expense and other overhead expenses which are all expensed as incurred until technological feasibility is reached. The Company has expensed ₩ 256,465, ₩ 170,506 and ₩ 283,237 during the years ended December 31, 2011, 2010 and 2009, respectively.

Advertising Costs

The Company expenses advertising expenses as they are incurred. Advertising expenses for the years ended December 31, 2011, 2010 and 2009 were ₩ 8,376, ₩ 5,099 and ₩ 10,372, respectively.

Fair Value of Financial Instruments

The estimated fair value reported in the consolidated financial statements have been determined using available market information and valuation methodologies, as applicable. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and all other current assets and liabilities approximate their fair value because of their short term maturities at December 31, 2011 and 2010, unless otherwise stated. The fair value of non-current assets and liabilities approximate their carrying value unless otherwise stated. The fair value of the Company's long-term debt is based on interest rates that would be available to the Company for the issuance of debt with similar terms.

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

Translation of Foreign Currency

The Company applies ASC 830, Foreign Currency Matters, for translating foreign currency into Korean Won in its consolidation of the financial statements. Upon consolidation of the Company’s foreign subsidiary into the Company’s consolidated financial statements, any balances with the subsidiary denominated in the foreign currency are translated at the exchange rate at year end. The financial statements of MAMI have been translated based upon US Dollar as the functional currency. MAMI’s assets and liabilities were translated using the exchange rate at year end and income and expense items were translated at the average exchange rate for the year. The resulting translation adjustment was included in other comprehensive income (loss).

The Company used the exchange rates published by The Korea Financial Telecommunications & Clearings Institute.

Noncontrolling Interest in Consolidated Subsidiary

The Company’s consolidated financial statements has included 100% of the assets, liabilities, revenues and expenses of its majority-owned subsidiary over which it has had effective control. The ownership interests of the other stockholders has been reflected as noncontrolling interests. For the year ended at December 31, 2011, the Company does not recognize the noncontrolling interests due to the disposal of the majority-owned subsidiary.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company’s outstanding stock options. However, potential common shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

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

The fair value of stock options granted were estimated on the dates of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield and expected volatility of nil for all years, risk-free interest rate of 5.64% to 9% and expected lives of 4 years. The weighted average fair value per stock option granted during 2001 was ₩ 607.

At December 31, 2011 there is no stock option plan outstanding.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) — Multiple-Deliverable Revenue Arrangements. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The amendments of this update replaces the term “fair value” in the revenue allocation guidance with “selling price” to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. In conjunction with the FASB’s deliberations on ASU 2009-13, the FASB considered whether similar changes should be made to the guidance in ASC 985, Software. The FASB considered whether alternatives for determining “fair value” or selling price should also apply to arrangements that have deliverables that are within the scope of ASC 985. The FASB observed that multiple deliverable arrangements in the software industry differ from multiple deliverable arrangements in other industries. As such, the higher threshold of VSOE for purposes of separating software deliverables was retained as was the use of the residual method, where appropriate. Instead, the FASB issued ASU 2009-14, Software (Topic 985) — Certain Revenue Arrangements That Include Software Elements, which modified the scope of ASC 985 to exclude tangible products and certain software components of tangible products from its scope. The ASUs are effective for the revenue arrangements entered into or materially modified in fiscal year beginning on or after June 15, 2010. The Company adopted these amendments effective in the first quarter of 2011, and the adoption did not impact the Company’s financial condition and results of operations as ASC 985 is still applicable for the Company.

In December 2010, the FASB issued ASU 2010-28, when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts (a consensus of the FASB Emerging Issues Task Force). The ASU modifies step 1 of the goodwill impairment test under ASC 350, Intangibles — Goodwill and Other, for reporting units with zero or negative carrying amounts to require an entity to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists and whether an interim goodwill impairment test between annual test dates is necessary, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010, for a public entity. The Company adopted the amendments, and the adoption did not impact the Company’s financial condition and results of operations.

In May 2011, FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs to provide largely identical guidance about fair value measurement and disclosure requirements. This standard does not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. A public entity is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted for a public entity. In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable. The Company is currently assessing the potential impact of the guidance.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, to help entities perform their goodwill impairment test in a cost-effective manner. This ASU allows entities the option to perform a qualitative assessment to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying amount prior to performing the two-step impairment test. An entity has the option to either perform a qualitative assessment or by-pass the qualitative assessment and proceed directly to Step 1 of the two-step goodwill impairment test for each of its reporting units. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company has early adopted this ASU and the adoption of ASU 2011-08 had no material impact on the Company’s consolidated financial statements.

In June and December 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, and ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The amended guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The current option to report other comprehensive income and its components in the statement of stockholders’ equity will be eliminated. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under existing guidance. An entity should apply the ASU retrospectively. For a public entity, these ASUs are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of this guidance to have any impact on our consolidated financial statements.

Note 4. Convenience Translation into United States Dollar-Amounts

The Company reports its consolidated financial statements in Korean Won. The United States dollar (“US dollar”) amounts disclosed in the accompanying consolidated financial statements are presented solely for the convenience of the reader, and have been converted at the rate of 1,158.50 Korean Won to one US dollar, which is the noon buying rate of the U.S. Federal Reserve Bank of New York in effect on December 31, 2011. Such translations should not be construed as representations that the Korean Won amounts represent, have been, or could be, converted into, US dollars at that or any other rate. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles generally accepted either in the Republic of Korea or the United States of America.

Note 5. Error Correction

The Company has not presented other comprehensive income item for the income statements while the accumulated comprehensive income has been illustrated in consolidated balance sheets and consolidated statement of changes in shareholders' deficiency. The other comprehensive income refers to revenues, expenses, gains and losses that, under U.S GAAP are included in comprehensive income, but are excluded from net income as these amounts are recorded directly as an adjustment to shareholders’ deficiency. The Company’s other comprehensive income is primarily comprised of foreign currency translation gain (loss). The other comprehensive income is illustrated retrospectively in item 18. table Consolidated Statements of Operations and Comprehensive Income (Loss) as net of tax. This error has no material effect on historical financial statements.

Note 6. Accounts Receivable

Trade and other accounts receivable at December 31 are as follows:

	2011	2010
Trade	₩ 482,161	₩ 352,727
Others	68,528	40,028
	550,689	392,755
Allowance for doubtful accounts	(12,560)	(297,840)
Accounts Receivable, net	₩ 538,129	₩ 94,915

Note 7. Inventories

Inventories are comprised of the following as of December 31:

	2011	2010
Merchandise	₩ 54,352	₩ 54,352
Finished goods	39,632	33,965
Work-in-process	105,106	91,604
Raw material	346,866	219,420
	545,956	399,341
Reserves	(261,365)	(264,409)
	₩ 284,591	₩ 134,932

Merchandise consists of medical equipment, medical supplies and electronic equipment purchased and held for resale by the Company. Finished goods are comprised principally of alternative medical equipment manufactured by the Company.

Note 8. Property, Plant and Equipment

Property, plant and equipment are comprised of the following at December 31:

	2011	2010
Machinery	₩ 49,715	₩ 55,276
Vehicles	-	-
Tools	47,900	47,900
Furniture and fixtures	931,432	930,281
	1,029,047	1,033,457
Less accumulated depreciation	(1,024,900)	(1,016,991)
Property, plant and equipment, net	₩ 4,147	₩ 16,466

Depreciation expenses for the years ended December 31, 2011, 2010 and 2009 were ₩ 13,078, ₩ 24,912 and ₩ 38,172, respectively.

Note 9. Equity Method Investment

The Company accounts for its ownership interest in Beijing Meridian Medicals Equipment Co., Ltd. ("Beijing Meridian") under the equity method of accounting and adjusts its investment balance for its share of Beijing Meridian income and losses. Beijing Meridian’s primary business is wholesale and retail of medical equipment in China.

In 2010, however the Company recognized ₩ 37,382 loss on impairment of equity method investments securities considering the factors indicating that a decrease in value of the investment has occurred.

Note 10. Patents and Trademarks

Patents and trademarks are comprised of the following at December 31:

	2011	2010
Acquisition cost	₩ 5,466	₩ 5,466
Less accumulated amortization	(5,466)	(5,278)
Intangible assets, net	₩ -	₩ 188

Amortization expenses for the years ended December 31, 2011, 2010 and 2009 were ₩ 188, ₩ 188 and ₩ 188, respectively.

Note 11. Short-Term Borrowings

Short-term borrowings as of December 31 are as follows:

	Annual
Creditor	interest rate	2011	2010

Other (third party individuals)	9 ~ 9.5%	₩ 586,500	₩ 681,500

Note 12. Long-Term Borrowings

Long-term borrowings as of December 31 are as follows:

	Annual
Creditor	interest rate	Maturity Date	2011	2010

Chohung Bank (Note a)	3.5%	December 31, 2013	₩ 1,074,455	₩ 1,074,455
Korea Technology Credit
Guarantee Fund	3.5%	December 31, 2013	978,912	978,912
Korea Exchange Bank	3.5%	December 31, 2013	125,831	125,831
Woori Bank	3.5%	December 31, 2013	361,516	361,516
Small Business
Corporation	3.5%	December 31, 2013	276,606	276,606
Shinhan Bank	3.5%	December 31, 2013	34,137	39,827
SMI Ⅱ ABS Specialty
Co., Ltd. (Note b)	3.5%	December 31, 2013	1,000,000	1,000,000
Rainbow Specialty Sec
Co., Ltd. (Note b)	3.5%	December 31, 2013	500,000	500,000
			4,351,457	4,357,147
Less current portion			(3,702,376)	(3,058,984)
			₩ 649,081	₩ 1,298,163

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

		Restructured		Original
	Amount	Interest rate	Maturity	Interest rate	Maturity

1st debentures	₩ 1,000,000	3.5%	December	12.15%	January 31,
			31, 2013		2003

2nd debentures	500,000	3.5%	December	13.92%	August 14,
			31, 2013		2004
	₩ 1,500,000

The repayment schedule for long-term borrowings as of December 31, 2011 is as follows:

Year	Amount
2012	₩ 3,702,376
2013	649,081
₩ 4,351,457

Note 13. Accrued Severance Benefits

Changes in accrued severance benefits for the years ended December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Accrued severance benefits at beginning of year	₩ 213,983	₩ 192,214
Provision	36,218	33,322
Payments	(17,155)	(11,553)
Transfer to National Pension Fund	(4,063)	(4,063)
	228,983	209,920
Less current portion	(46,610)	(42,797)
Balance at end of year	₩ 182,373	₩ 167,123

Note 14. Commitments

The Company leases its manufacturing and office facilities from non-affiliates. Current lease will be expired in October 2013. Thereafter, the management expects to renew its lease agreement on an annual basis. Total rent expense were ₩ 62,500, ₩ 72,438 and ₩ 135,735 for the years ended December 31, 2011, 2010 and 2009, respectively.

Total future minimum lease payment under current operating lease is ₩ 50,000 for the year ending December, 31.

Note 15. Shareholders’ Deficiency

The Company’s capital stock consists entirely of common stock with a par value of 100 Won and the number of authorized, issued and outstanding shares as of December 31, 2010 and 2009 are as follows:

	2011	2010
Authorized shares	100,000,000	100,000,000
Issued and outstanding shares	36,594,156	35,094,156

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

On September 4, 2008, the Company issued 90,000 shares of common stock (par value 100 Won) in exchange for investor relations and marketing services with the fair value to the Company of ₩ 51,822. The shares issued were valued at the trading price of the company's common stock as of the date of authorization for the issuance.

In January 2011, the Company raised US$150,000 from one US investor for total 1,500,000 common shares at the price of US$0.10 per share.

The Company has legally issued its shares and complied with the filing requirements pursuant to the SEC regulations. However, 13,975,159 common shares issued through S-8 registrations, (i) for acquisition of By George Holdings, (ii) debt-for-equity swap on October 21, 2004 and (iii) service fee for IR and marketing activities, have not been included in the Korean Commercial Registration Office due to the different requirements of the share issuance between the US and Korean Commercial Laws. The number of outstanding shares and capital stock as of December 31, 2011 in SEC and in Korean Commercial Registration Office are as follows:

		Korean Commercial
	SEC	Registration Office
Number of outstanding shares	36,594,156	20,821,182
Capital Stock	₩ 3,659,415	₩ 2,082,118

However, regardless of registration in Korean Commercial Registration Office, every shareholder’s right and interest is not different.

Note 16. Other income (expense)

The Company classifies income (expense) items not generated from the routine business operation as net other of other income (expense). Net other for the years ended December 31, 2011, 2010 and 2009 are ₩ 60,527, ₩ (128,036) and ₩ (49,878), respectively. The main components of net other of other income (expense) from the statements of operations and comprehensive income are as follows. For the year ended 2011, the Company classified ₩ 84,563 gain on condoned liability and ₩ (32,970) loss on disposition of inventory as net other. For the year ended 2010, the Company classified ₩ (54,606) loss on disposal of inventory, ₩ (37,382) loss on impairment of equity method investment securities and ₩ (29,617) loss on obsolete inventory, ₩ (5,494) loss from correction of accounting error as net other. For the year ended 2009, the Company classified ₩ (74,302) loss from correction of accounting error as net other.

Note 17. Income Taxes

The Company adopted ASC Subtopic 740-10-Income Taxes-Overall (FASB Interpretation No. 48), “Accounting for Uncertainty in Income Taxes” which prescribes a recognition threshold and measurement process for recording in the financial statements, uncertain tax positions taken or expected to be taken in a tax return.  Under ASC Subtopic 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-not to be sustained upon audit by the relevant taxing authority.  An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. ). Management believes that there are no significant unrecognized tax expense (benefits) as of December 31, 2011.

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

Income tax provision from continuing operations for the years ended December 31, 2011 and 2010 were $0.

The provisions for income taxes reconcile to the amount computed by applying effective federal statutory income tax rate to income before provision for income taxes as follows:

	2011	2010
Foreign tax	(26.60)%	(23.98)%
Federal tax at statutory tax rate	0.00%	(2.27)%
State tax, net of valuation allowance	0.00%	(0.39)%
Nondeductible expenses	1.60%	0.65%
Tax Credits	0.00%	0.00%
AMT	0.00%	0.00%
Expired NOL	(566.96)%	50.42%
Change of Valuation Allowance	591.96%	(24.43)%
Income Tax Provision	0.00%	0.00%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred tax assets at December 31 consisted of the following:

		2011		2010
Current Deferred Tax Asset (Liability)
Foreign currency translation	₩	-	₩	(56,404)
Allowance for accounts receivable		122,605		208,145

Non-current Deferred Tax Asset (Liability)

Net Operating Losses		1,892,946		2,398,406
Investment		-		134,624
Intangible asset		(93,282)		(100,634)
Severance		54,350		45,295

Total Deferred Tax Asset		1,976,619		2,629,433
Less Valuation allowance		(1,976,619)		(2,629,433)
Net, deferred tax asset	₩	-	₩	-

 The significant component of the deferred tax asset (liability) at December 31, 2011 and 2010 resulted from net operating loss carry-forwards in the amount of approximately 9.1 billion Won and 10.5 billion Won, respectively.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon factors such as the scheduled reversal of temporary differences and projected future taxable income, management considers the scheduled reversal of deferred income tax assets and liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical and projected taxable income, management believes it is more likely than not that the deferred tax assets will be realized. The valuation allowance decreased by 652.8 million Won for the year ended December 31, 2011.

Note 18. Income (loss) Per Share

Income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during the year. Diluted income (loss) per share is computed in a manner consistent with that of basic loss per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

Income (loss) per share for the years ended December 31, 2011, 2010 and 2009 is calculated as follows (in thousands of Korean won, except for per share amount and number of shares):

	2011	2010	2009
Basic earnings per shares
Net income (loss)	₩171,962	₩(1,413,358)	₩(2,497,408)
Net income (loss) applicable to common shareholders	171,962	(1,413,358)	(2,497,408)
Weighted average common shares outstanding-basic	36,483,197	35,094,156	35,094,156
Basic earnings per share	5	(40)	(71)

The Company has potentially dilutive common shares as of December 31, 2007, 2005 and 2004, however there were no dilutive effects as of December 31, 2011, 2010 and 2009. Therefore, income (loss) per share is same as the diluted income (loss) per share.

Note 19. Related Party Transactions

Significant account balance with related company as of December 31 are summarized as follows:

Related party	Nature of Relationship	Account balance	2011	2010
	MAMI’s		461,320	-
Meridian Medical, Inc.	minority shareholder	Account Receivables
			₩ 461,320	₩ -

In 2010, the Company recognized ₩ 602,872 bad debt expenses and wrote off all remaining balance of ₩ 1,686,454 in regard to account receivables of Meridian Medical, Inc (“MMI”).

Significant transactions with related company for the years ended December 31, 2011, 2010 and 2009 are summarized as follows:

Related party	Transactions	2011	2010	2009
Meridian Medical, Inc.	Sales	₩1,102,372	₩ 746,812	₩ 652,436
	Service fees	-	117,872	313,234
		₩1,102,372	₩ 864,684	₩ 965,670

In June 2004, the Company entered into an exclusive distribution agreement with MMI. Under the agreement, MMI was entitled to an exclusive distribution right in North American Market.

However, as of December 31, 2011, MMI is no longer a related party as minority shareholder since the Company disposed all remaining shares in MAMI in September 2011.

Note 20. Geographic Information

In 2011, the Company operated in one industry segment, the development and manufacturing of alternative medical equipment. The Company's identifiable assets are located in one geographic area, the Republic of Korea (also known as South Korea). Sales revenue is attributable to geographic locations based on the location of the customer, as follows, for the years ended December 31:

	2011	2010	2009
Export
North America	₩ 1,102,372	₩ 855,509	₩ 693,543
Asia	21,491	49,220	111,835
Europe	523,205	327,126	186,687
Other	89,432	44,993	107,966
	1736,500	1,276,848	1,100,031

Domestic Sales	817,833	61,842	273,348
	₩ 2,554,333	₩ 1,338,690	₩ 1,373,379

Note 21. Legal Proceedings and Subsequent Events

On March 30, 2011, the Company filed a lawsuit pending in Patent Court of Korea against Duruwel Co., Ltd. relating to a patent infringement. While the Company believes that the ultimate resolution of this pending action will be favorable to the Company, financial positions or cash flows, litigation is subject to inherent uncertainties.

On August 8, 2011, the Company filed a lawsuit against Dae Yang Medical Co., Ltd. in District Court of Korea, Seoul, alleging infringement of patent right. This case returned a verdict in favor of the plaintiff and against the Company. The judgment was entered on the verdict by the court dismissing the claims on April 4, 2011. Subsequently, the Company filed an appeal on April 16, 2012. In the opinion of management, these matters are not expected to have a significant effect on the Company's financial position or results of operations.

Pursuant to NASD Rule 6530(e), any issuer listed on the Over-the-counter Bulletin Board (the “OTCBB”), which is where the common stock of the Company was listed, if that issuer is delinquent in its reporting obligation under SEC rules and regulation three times in a 24-month period, then that issuer is ineligible for quotation on the OTCBB for a period of one (1) year.  The Company received a letter from the Financial Industry Regulatory Authority (“FINRA”) that due to this the Company’s common stock would be removed from quotation on the OTCBB effective May 25, 2012 for a period of one year.  The Company’s common stock is now traded on the Pink Sheets.

ITEM 19. EXHIBITS

Exhibit
12.1*	Section 302 Certification of the CEO
12.2*	Section 302 Certification
13.1*	Section 906 Certification of the CEO
13.2*	Section 906 Certification

101.INS** XBRL Instance Document

101.SCH** XBRL Taxonomy Extension Schema Document

101.CAL** XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB** XBRL Taxonomy Extension Label Linkbase Document

101.PRE** XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF** XBRL Taxonomy Extension Definition Linkbase Document

________________________

*Filed herewith.

**Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

By: /s/In Beom Park

 Name: In Beom Park

 Title: President, CEO, Director

 Date: August 10, 2012

Exhibit 12.1.

Certifications

I, In Beom Park, certify, that:

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

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/In Beom Park

 Name: In Beom Park

 Title: President, CEO, Director

 Date: August 10, 2012

Exhibit 12.2.

Certifications

I, Hyeon-Seong Myeong, certify, that:

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

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and;

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/Hyeon-Seong Myeong

 Name: Hyeon-Seong Myeong

 Title: CFO, Director

 Date: August 10, 2012

Exhibit 13.1.

CERTIFICATION PURSUANT TO

 18 U.S.C. SECTION 1350,

 AS ADOPTED PURSUANT TO

 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report, as amended, of Meridian Co., Ltd. (the "Company") on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, In Beom Park, President of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/In Beom Park

 Name: In Beom Park

 Title: President, CEO, Director

 Date: August 10, 2012

Exhibit 13.2.

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report, as amended, of Meridian Co., Ltd. (the "Company") on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John YC Myung, Director, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

By: /s/Hyeon-Seong Myeong

 Name: Hyeon-Seong Myeong

 Title: CFO, Director

 Date: August 10, 2012